Form 20-F
period 2013-10-31
CIS Acquisition Ltd.
filed 2014-03-17
CIK 1543268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number 001-34944

CIS ACQUISITION LTD.

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

89 Udaltsova Street, Suite 84
Moscow, Russia 119607
Telephone: (917) 514-1310

(Address of principal executive offices)

Kyle Shostak
89 Udaltsova Street, Suite 84
Moscow, Russia 119607
Telephone: (917) 514-1310
E-mail: kyle.shostak@cisacquisition.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

with a copy to:

Mitchell S. Nussbaum, Esq.
Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000
Fax: (212) 407-4990

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered

Callable Class A Shares, $0.0001 par value	NASDAQ Capital Market

Callable Class B Shares, $0.0001 par value	NASDAQ Capital Market

Redeemable Ordinary Share
Purchase Warrants	NASDAQ Capital Market

Units	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On October 31, 2013, the issuer had 5,136,000 Class A shares outstanding and no other ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐         No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐          No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17          ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☒          No ☐

TABLE OF CONTENTS CONTINUED

			Page

	ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	109

	ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	109

	ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.	109

	ITEM 16G.	CORPORATE GOVERNANCE	109

PART III			109

ITEM 17.	FINANCIAL STATEMENTS		109

ITEM 18.	FINANCIAL STATEMENTS		109

ITEM 19.	EXHIBITS		109

ii

CERTAIN INFORMATION

Unless the context requires otherwise, all references to the “Company,” “we,” “us,” “our company” and “our” refer to CIS Acquisition Ltd.

All share and per share amounts reflect the contribution by our founders of: (i) an aggregate of 1,437,500 shares of our outstanding ordinary shares to our capital at no cost to us and our subsequent cancellation of such shares on October 18, 2012, (ii) an aggregate of 75,000 of our outstanding ordinary shares to our capital at no cost to us and our subsequent cancellation of such shares on November 30, 2012 and (iii) an aggregate of 272,500 of our outstanding ordinary shares to our capital at no cost to us and our subsequent cancellation of such shares on December 14, 2012.

Unless otherwise indicated, our financial information presented in this report has been prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. All references to “U.S. dollars” and “$” are to the legal currency of the United States. Any discrepancies in the tables included in this report between the total and sum of constituent items are due to rounding. Unless otherwise indicated, the information in this report assumes that the underwriters have not exercised their over-allotment option.

Our shareholders prior to our initial public offering, or IPO, were: Kyle Shostak, our Chief Financial Officer, Secretary and a director, Levan Vasadze, a director, David Ansell, a director, CIS Acquisition Holding Co. Ltd., an entity controlled by Zelda Finance Ltd. and SPAC Investments Ltd., which in turn are controlled by Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, a director, respectively, Chardan Capital Markets, LLC, the representative of the underwriters of the IPO, C&Co/PrinceRidge LLC (f/k/a The PrinceRidge Group LLC), an underwriter, Euro Pacific Capital, Inc., an underwriter, and Maxim Group LLC, the qualified independent underwriter. We refer to these shareholders collectively as our “initial shareholders.” We refer to our initial shareholders, together with Messrs. Danilitskiy and Vazhnov, but excluding Chardan Capital Markets, LLC, C&Co/PrinceRidge LLC, Euro Pacific Capital, Inc. and Maxim Group LLC, as our “founders,” and the ordinary shares and warrants our founders collectively owned prior to our IPO as the “founders’ shares” and “placement warrants,” respectively. We collectively refer to the founders’ shares and placement warrants as the “founders’ securities.” We refer to the shares acquired by Chardan Capital Markets, LLC, C&Co/PrinceRidge LLC, Euro Pacific Capital, Inc. and Maxim Group LLC in a private placement that occurred immediately prior to the closing of our IPO as the “underwriter shares.”

A number of individuals may from time to time, serve on our Advisory Board to advise and assist us in our search for a target business. We collectively refer to the members of our Advisory Board as our “special advisors.” As of the date of this report, Alexey Chuykin serves as a special advisor.

We refer to holders of units and underlying securities sold in our IPO (whether purchased in the IPO or in the aftermarket) as “public shareholders” or “public warrant holders,” as the case may be. We refer to the units and underlying securities sold in the IPO as the “public units,” “public shares” (including the callable Class A Shares and the callable Class B and Class C Shares into which the callable Class A Shares may convert) and “public warrants,” as the case may be. Our founders may acquire public units or the underlying securities (whether purchased in the IPO or in the aftermarket) and would, with respect to such securities only, be public shareholders or public warrant holders, as the case may be. The Class C Shares issuable upon conversion of the callable Class A Shares were not offered in the IPO and were not registered in connection with the IPO.

Unless the context requires otherwise, all references to the “trust account” refer to the trust account at J.P. Morgan with American Stock Transfer & Trust Company, LLC as trustee, into which we deposited $41,600,000 (or $10.40 per share sold to the public in the IPO). Such amount includes the aggregate proceeds of $3,375,000 that we received from the purchase of the placement warrants referenced above.

All references to a “pro rata portion of the trust account” refer to a pro rata share of the trust account determined by dividing the total amount in the trust account as of two business days prior to the liquidation of the trust, including accrued but undistributed interest, net of (i) interest earned on the trust account that may be released to us to pay any taxes we incur, (ii) interest earned on the trust account that may be released to us from time to time to fund our working capital and general corporate requirements (any amounts in the trust account in excess of $10.40 per share) and (iii) a pro rata share of the trust account that may be released to us for each callable Class A Share converted to a Class C Share upon completion of an acquisition transaction, by the number of callable Class A or Class B Shares outstanding as of such date. We estimate that the amount of interest we will earn on the trust account will be negligible (between $6,500 for 18 months and $8,000 for 21 months at current interest rates), and will therefore not be a significant source of working capital for us.

References to an “FPI” or “FPI status” are references to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act.

FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

•	ability to complete a combination with one or more target businesses;

•	success in retaining or recruiting, or changes required in, our officers or directors following our initial acquisition transaction;

•	officers and directors allocating their time to other businesses and conflicts of interest that might arise with our officers and directors with respect to the allocation of business opportunities and the consummation of any acquisition transaction;

•	expectations regarding the involvement of our management following our initial acquisition transaction;

•	delisting of our securities from the NASDAQ Capital Market or the ability to have our securities listed on the NASDAQ Capital Market following our initial acquisition transaction;

•	estimates regarding the operating expenses of our business before the consummation of our initial acquisition transaction and the beliefs that upon completion of the private placement of the placement warrants and the IPO, we will have sufficient funds to operate for the next 18 months, or 21 months pursuant to the automatic period extension (described below), assuming that our initial acquisition transaction is not consummated during that time;

•	potential inability to obtain additional financing to consummate our initial acquisition transaction;

•	limited pool of prospective target businesses;

•	ability and the ability of our officers and directors to generate a number of potential investment opportunities;

•	potential change in control if we acquire one or more target businesses for equity securities;

•	public shares’ limited liquidity and trading;

•	use of proceeds not in the trust account; or

•	financial performance following IPO or our initial acquisition transaction.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

This report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated financial data, other than selected operating data, have been derived from our audited financial statements for the year ended October 31, 2013, the period from November 28, 2011 (Inception) to October 31, 2012 and for the period November 28, 2011 (Inception) through October 31, 2013, which are included elsewhere in this report. The financial statements are prepared and presented in accordance with U.S. GAAP. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this report. The selected financial information should be read in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

	As of October 31
	2013	2012
Balance sheet data
Working capital (deficiency)	$145,219	$(322,217)
Total assets	$41,819,280	$374,782
Total liabilities	$3,289,440	$354,655
Value of shares which may be redeemed for cash	$36,400,000	$—
Shareholders’ equity	$2,129,840	$20,127

	For the year ended October 31,	For the period November 28, 2011 (Inception) to October 31,	For the period November 28, 2011 (Inception) through October 31,
	2013	2012	2013
Consolidated Statement of Comprehensive Income Data
Legal and professional fees	$95,252	$4,873	$100,125
Office expense – related party	75,000	-	75,000
General and administrative expenses	43,567	-	43,567
Loss from operations	(213,819)	(4,873)	(218,692)
Change in fair value of warrants	(3,230,000)	-	(3,230,000)
Interest income	14,621	-	14,621
Net loss	$(3,429,198)	$(4,873)	$(3,434,071)

Weighted average shares outstanding basic and diluted	1,548,877	1,000,000
Basic and diluted net loss per common share	$(2.21)	$(0.00)

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this report, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks associated with our business

We are a recently formed blank check company in the development stage with no operating history and no revenues and, accordingly, there is substantial doubt about our ability to continue as a going concern.

We are a newly formed blank check company in the development stage established under the laws of the British Virgin Islands with no operating results to date. Therefore, our ability to begin operations is dependent upon completing an initial business combination. The report of our independent registered public accounting firm on our financial statements includes an explanatory paragraph stating that our ability to continue as a going concern is dependent on the consummation of the IPO. As of October 31, 2013, we had $135,659 in cash and working capital of $145,219. Further, we have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans. Management’s plans to address our liquidity are discussed in the section of this report titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We cannot assure you that our plans to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

We may not be able to consummate an acquisition transaction within the required time frame, in which case we would automatically dissolve and liquidate our assets, and you may not be able to recover your full investment.

Pursuant to our trust agreement with American Stock Transfer & Trust Company, LLC and our Amended and Restated Memorandum and Articles of Association, we must enter into a letter of intent or definitive agreement to complete an acquisition transaction with a fair market value of at least 80% of the balance of the trust account at the time of the acquisition transaction (excluding taxes payable) on or before June 21, 2014. If we have entered into a letter of intent, agreement in principle or definitive agreement with respect to an acquisition transaction on or before June 21, 2014 and an initial filing with the SEC of a tender offer, proxy, or registration statement is made, but the acquisition transaction is not completed by such date, then the time period within which we must complete our initial acquisition transaction will be automatically extended to September 21, 2014 (which we refer to as the automatic period extension in this annual report). If we fail to consummate an acquisition transaction within the required time frame, we will, in accordance with our Amended and Restated Memorandum and Articles of Association, automatically dissolve, liquidate and wind up. The foregoing requirements are set forth in Article 131 of our Amended and Restated Memorandum and Articles of Association and may not be eliminated without the vote of our board of directors and the vote of at least 80% of the voting power of the total number of ordinary shares that are issued in the IPO. We may not be able to find suitable target businesses within the required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential target may be reduced as we approach the deadline for the consummation of our initial acquisition transaction. We do not have any definitive agreements relating to an acquisition transaction. Although $10.40 per share was initially placed in trust, we may incur liabilities which are satisfied from the funds held in trust. If so, you will not be able to recover your full investment in the event we do not consummate an acquisition transaction and are forced to enter into an automatic voluntary liquidation procedure our company and liquidate our trust account.

You will not have any rights or interest in funds from the trust account, except under certain limited circumstances, and therefore may not have access to such funds for the duration that they are held in the trust account.

Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of our liquidation, or (ii) if they seek to redeem their respective shares for cash in connection with an acquisition transaction that is consummated by us. In no other circumstances will a shareholder have any right or interest of any kind in the trust account. Therefore, you may not be able to obtain access to such funds for up to 21 months following the IPO. Pursuant to the terms of the trust agreement between us and American Stock Transfer & Trust Company, LLC, the time period that funds would remain in the trust account and not be released could only be extended with the approval of the holders of 80% of the shares sold in the IPO. If we elect to effect a post-acquisition tender offer and complete an acquisition transaction prior to such time period, but have not completed a post-acquisition tender offer within the applicable period, we will not be required to liquidate and wind up our affairs; however, the release of the funds to us in the case of a post-acquisition tender offer will be conditioned upon completion of such tender offer. Our Amended and Restated Memorandum and Articles of Association provide that we are required to commence a post-acquisition tender offer within 30 days of consummation of an acquisition transaction, and we are required to use reasonable efforts to complete such tender offer; however, there can be no assurance of how long it will take to complete the post-acquisition tender offer. If we commence a post-acquisition tender offer, but are unable to complete it within the earlier of 6 months of consummation of an acquisition transaction or 21 months of the completion of the IPO, then we will be required to complete a post-acquisition trust liquidation, which process may not be commenced until up to 21 months from the IPO.

Under British Virgin Islands law, the requirements and restrictions contained in our Amended and Restated Memorandum and Articles of Association may be amended, which could reduce or eliminate the protection afforded to our shareholders by such requirements and restrictions.

Our Amended and Restated Memorandum and Articles of Association set forth certain requirements and restrictions that apply to us until the consolidation of each class of our ordinary shares into one class of ordinary shares. Specifically, our Amended and Restated Memorandum and Articles of Association provide that:

•	if we have entered into a letter of intent, agreement in principle or definitive agreement with respect to an acquisition transaction on or before June 21, 2014 and an initial filing with the SEC of a tender offer, proxy, or registration statement is made, but the acquisition transaction is not completed by such date, then the time period within which we must complete our initial acquisition transaction will be automatically extended to September 21, 2014;

•	we may consummate our initial acquisition transaction only if public shareholders owning no more than 87.5% of the ordinary shares sold in the IPO exercise, or may exercise, their redemption rights;

•	if we have not completed an initial acquisition transaction on or before June 21, 2014 or by September 21, 2014 pursuant to the automatic period extension (described above), we will liquidate the trust account and distribute to public shareholders a pro rata share of the trust account determined by dividing the total amount in the trust account by the number of shares sold in the IPO (initially $10.40 per share), plus any remaining net assets;

•	our management will take all actions necessary to distribute our trust account to our public shareholders as part of our plan of liquidation, prior to entering into an automatic voluntary liquidation procedure, if an acquisition transaction is not consummated within the time periods specified in this report;

•	our public shareholders’ rights to receive a portion of the trust account is limited to the extent that they may receive only a portion of the trust account and only upon liquidation of our trust account in the event we do not consummate an acquisition transaction on or before June 21, 2014 or by September 21, 2014 pursuant to the automatic period extension (described above) or upon the exercise of their redemption rights in connection with the consummation of an acquisition transaction;

•	prior to the time that we liquidate the trust account, we will not issue any securities that participate in the proceeds of our IPO that are held in the trust account or that have a vote in connection with any matter related to our initial acquisition transaction;

•	the board of directors shall review and approve all payments made to our founders, officers, directors, special advisors, consultants, and their respective affiliates with any interested director abstaining from such review and approval, other than the payment of an aggregate of $7,500 per month to CIS Acquisition Holding Co. Ltd. for office space, administrative services and secretarial support, for a period commencing on the date of the IPO and ending on the earlier of our consummation of an acquisition transaction or our liquidation. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid,

•	we may not to enter into any transaction with any of our officers, directors or any of our or their respective affiliates without the prior approval by a majority of our disinterested directors, and unless our disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties; and

•	we may not (i) consummate an acquisition transaction with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors, or officers, or (ii) consummate an acquisition transaction with any underwriter, or underwriting selling group member, or any of their affiliates, unless in each case we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the Financial Industry Regulatory Authority, or FINRA, that an acquisition transaction with such target business is fair to our shareholders from a financial point of view.

Pursuant to our Amended and Restated Memorandum and Articles of Association, the foregoing provisions may be amended by at least 80% of the voting power of the total number of ordinary shares that were issued in the IPO. In addition, the relevant portions of the agreement governing the trust account can only be amended with the consent of 80% of the voting power of the callable Class A Shares or the callable Class B Shares. The agreement governing the trust account does not require consent of 100% of the voting power of the callable Class A Shares or the callable Class B Shares because we believe that it is in the best interest of our shareholders to allow a substantial majority of our public shareholders to amend the terms of the agreement if they so desire. Except for the shares issued immediately prior to the IPO and the callable Class A Shares underlying the units issued in connection with the IPO, we will not issue securities with voting rights to vote on any proposals to amend our Amended and Restated Memorandum and Articles of Association prior to the time that we liquidate the trust account. These provisions could also be eliminated by our completing a very small acquisition with minimal assets and operations. If any of these provisions are amended or eliminated, our shareholders:

•	may not have all of the rights they previously had;

•	might not receive the amount anticipated in connection with a redemption or liquidation; and

•	might not receive amounts from the trust account in the time frames specified in this report.

In addition, our Amended and Restated Memorandum and Articles of Association provide shareholders with redemption rights only in connection with an acquisition transaction. In the event that a vote is called not in connection with an acquisition transaction to consider other amendments to our Amended and Restated Memorandum and Articles of Association no redemption rights will be granted.

In the recent past, other blank check companies have amended various provisions of their governing charter documents in order to allow or facilitate the consummation of an acquisition transaction. If we amend our Amended and Restated Memorandum and Articles of Association in connection with our initial acquisition transaction, it could have the effect of reducing or eliminating the protections afforded to our shareholders contained therein.

You will not receive protections afforded to investors in blank check companies subject to Rule 419, which results in our having access to the interest earned on the trust and a longer period of time to complete an acquisition transaction.

Since the net proceeds of our IPO are intended to be used to complete an acquisition transaction with a target business that has not been identified, we may be deemed to be a “blank check” company under the U.S. securities laws. However, since we have net tangible assets in excess of $5,000,000 and filed a Report of Foreign Private Issuer on Form 6-K, including an audited balance sheet, demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors of blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules such as completely restricting the transferability of our securities, requiring us to complete an acquisition transaction within 18 months from the consummation of our IPO and restricting the use of interest earned on the funds held in the trust account. Because we are not subject to Rule 419, our units will be immediately tradable, we will be entitled to withdraw a certain amount of interest earned on the funds held in the trust account prior to the completion of an acquisition transaction, and we have a longer period of time to complete an acquisition transaction than we would if we were subject to such rule.

As a foreign private issuer, we are exempt from certain rules that are applicable to U.S. companies, and while we have agreed with the underwriters in our IPO to comply with certain of these requirements, such agreement can be waived without your consent and you may receive less information about us and our operations than you would receive if such agreements were not waived or we were a U.S. company.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from certain of the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Therefore you may receive less information about us than you would receive if we were a U.S. company.

We may lose our status as an FPI if we acquire a business in the United States, which will make us subject to additional regulatory disclosures which may require substantial financial and management resources.

If we acquire a business in the United States and we determine thereafter that we are no longer an FPI, we will become subject to the following requirements, among others:

•	The filing of our quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	Preparing our financial statements in accordance with GAAP rather than the ability to use any of GAAP, the International Accounting Standards Board (IASB IFRS) or local GAAP;

•	Being subject to the U.S. proxy rules;

•	Being subject to Regulation FD which requires issuers to make public disclosures of any “material non-public information” that has been selectively disclosed to securities industry professionals (for example, analysts) or shareholders;

•	Being subject to the Sarbanes-Oxley Act (although the Sarbanes-Oxley Act generally does not distinguish between domestic U.S. issuers and FPIs, the SEC has adopted a number of significant exemptions for the benefit of FPIs in the application of its rules adopted under the Sarbanes-Oxley Act, such as: (1) audit committee independence; and (2) black-out trading restrictions (Regulation BTR)); and

•	Being subject to a more detailed executive compensation disclosure.

We may be forced to expend significant management and financial resources to meet our disclosure obligations to the extent we are required to comply with the foregoing requirements.

Our one-third quorum threshold may make it easier for our founders to influence actions requiring a shareholder vote.

In accordance with our Amended and Restated Memorandum and Articles of Association, two shareholders representing at least one-third of our issued and outstanding ordinary shares (whether or not held by public shareholders) will constitute a quorum at a shareholders meeting. Our founders hold approximately 19.5% of the number of shares outstanding. Accordingly, if only a small proportion of public shareholders participate in a shareholders meeting and all of our founders participate, the quorum requirement may be satisfied and our founders could cast a majority of the votes at such meeting.

If third parties bring claims against us, the proceeds held in the trust account may be reduced and the per share liquidation price received by you will be less than $10.40 per share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all prospective target businesses we enter into agreements with and all vendors and service providers that we contract to provide services to us, which we collectively refer to as the contracted parties, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. There is no guarantee that we will be able to get waivers from the contracted parties and there is no guarantee that even if the contracted parties executed such agreements with us that such waivers will be enforceable or that the contracted parties would be prevented from bringing claims against the trust account. In the event that a potential contracted party were to refuse to execute such a waiver, we will execute an agreement with that person only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another person willing to execute such a waiver. Although we believe the risk is small because we will have any target business we acquire waive any rights to the trust account, it is possible that creditors from the target business would try to make claims against the trust account. Accordingly, the proceeds held in the trust account may be subject to claims which would take priority over the claims of our public shareholders and, as a result, the per share liquidation price could be less than $10.40 per share due to claims of such creditors. If we are unable to complete an acquisition transaction and are forced to enter into an automatic voluntary liquidation procedure, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Under these circumstances, our board of directors would have a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations. We have questioned our founders on their financial net worth and reviewed their financial information and believe they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Our founders are under no obligation to us to preserve their assets or provide us with information regarding changes in their ability to satisfy these obligations. Notwithstanding, if we become aware of a material change in the ability of any of our founders to satisfy such obligations, we will make such information public by filing a Report of Foreign Private Issuer on Form 6-K.

Additionally, if we are forced to enter into an insolvency liquidation, or a petition to wind up the company is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable insolvency law, and may be included in our insolvent estate and subject to claims of third parties with priority over the claims of our public shareholders. To the extent insolvency claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them. Additionally, a liquidator or a creditor of our company might seek to hold our shareholders liable to contribute to our estate to the extent of distributions received by the shareholders from the trust account, and third parties may seek to recover from our shareholders amounts owed to them by us.

Creditors may, in a pre-trial, ex-parte action, seek to freeze the distribution of funds from which they may seek payment upon a successful conclusion to a claim. There can be no assurance that the trust account will not become subject to such a freeze action by a creditor or potential creditor of ours.

Unlike other blank check companies, we allow up to 87.5% of our public shareholders to exercise their redemption rights. This higher threshold will make it easier for us to consummate an acquisition transaction with which you may not agree and could result in more money from the trust account being used to pay for redemptions than in other blank check companies, and very little money remaining in trust for the post-transaction company.

When we seek to consummate our initial acquisition transaction, we will offer each shareholder the right to have his, her or its shares converted to cash if the initial acquisition transaction is consummated. Our founders have agreed not to redeem any founders’ shares held by them. We will consummate the initial acquisition transaction only if public shareholders owning no more than 87.5% of the shares sold in our IPO exercise their redemption rights. However, regardless of the requirements of our amended and restated memorandum and articles of association, a potential target may make it a closing condition to our acquisition transaction that we have a certain amount of cash in excess of the minimum amount we are required to have at the time of closing. In the past, many blank check companies have had redemption thresholds of between 20% and 40%, which makes it more difficult for such companies to consummate their initial acquisition transaction. Thus, because we permit a larger number of shareholders to exercise their redemption rights and, in the case where redemption rights are given other than through a tender offer, it will be easier for us to consummate an initial acquisition transaction with a target business in the face of strong shareholder dissent. Depending on the number of shares that are redeemed in connection with our initial acquisition transaction, we may have very little money in our trust account with which to consummate our initial acquisition transaction, which may result in our having to obtain additional financing to consummate our initial acquisition transaction, result in less money being available for use as working capital post-acquisition transaction, or result in our failure to consummate an initial acquisition transaction.

Since we have a redemption threshold of 87.5%, we may be unable to consummate an acquisition transaction.

A potential target may make it a closing condition to our business transaction that we exceed a certain minimum net asset valuation at the time of closing. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate an acquisition transaction below such minimum net asset valuation, we will not be able to consummate our acquisition transaction and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to remain shareholders of our company and wait until June 21, 2014 or until September 21, 2014 pursuant to the automatic period extension (described above), in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation, or attempt to sell their shares in the open market prior to such time, in which case they may receive less than a pro rata share of the trust account for their shares.

Our redemption threshold of 87.5% may reduce the liquidity of our securities in the open market.

Since we have a redemption threshold of 87.5%, a high number of public shares may be redeemed in connection with our initial acquisition transaction, which would result in significantly fewer shares issued and outstanding, and which would in turn significantly reduce the liquidity of our securities, including our shares that are not redeemed.

At the time of an acquisition transaction public shareholders will be entitled to redeem up to 87.5% of the shares, as a result of which our public shareholders will have limited information regarding the combined company’s capital structure prior to the acquisition transaction.

Depending on the number of shareholders who choose to exercise their redemption rights in connection with our initial acquisition transaction, we could be required to redeem for cash up to 87.5% of the shares sold in our IPO, or 3,500,000 shares at an initial per share redemption price of $10.40 per share for approximately $36,400,000 in the aggregate.

In the registration statement/proxy materials and/or tender offer materials we will prepare in connection with the acquisition transaction, we will only provide pro forma financial information assuming no redemption and full redemptions by public shareholders in order to provide our shareholders with the range of possible capital structures for the combined company. Given the relatively high redemption threshold the difference in capital structure assuming no redemptions and full redemptions will be significant. Furthermore, we will not be able to provide shareholders with any assurance of where, within the possible range disclosed, the combined company will fall following consummation of an acquisition transaction. As a result, our public shareholders will have limited information regarding the combined company’s capital structure at the time of the acquisition transaction.

Even though we have a redemption threshold of 87.5%, we may be unable to consummate an acquisition transaction if a target business requires that we have cash in excess of the minimum amount we are required to have at closing, and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.

A potential target may make it a closing condition to our acquisition transaction that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing. If so, we will effectively be required to adjust the redemption threshold to reduce the number of shares that can be redeemed (thereby reducing the 87.5% threshold) in connection with such acquisition transaction or obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate an acquisition transaction below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such acquisition transaction and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to remain shareholders of our company and wait for longer than 21 months in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation, or attempt to sell their shares in the open market prior to such time, in which case they may receive less than a pro rata share of the trust account for their shares. Furthermore, in the event that public shareholders must wait until our liquidation, they may not receive a full pro rata portion of the trust account to the extent that third party creditors have a claim to such funds. See “Proposed Business — Effecting an Acquisition Transaction — Dissolution and liquidation if no acquisition transaction.”

The ability of our public shareholders to exercise their redemption rights may not allow us to effectuate the most desirable acquisition transaction or optimize our capital structure.

We will offer each public shareholder the right to have all or a portion of his, her or its shares redeemed for cash in connection with our initial acquisition transaction, as long as our initial acquisition transaction is consummated. So long as we maintain our status as an FPI, and are required to comply with the FPI rules, we will conduct the redemptions pursuant to the tender offer rules and a public shareholder will not be required to vote in connection with our initial acquisition transaction to redeem his, her or its shares for cash. Accordingly, if our initial acquisition transaction requires us to use substantially all of our cash to pay the purchase price, because we will not know how many shareholders may exercise such redemption rights, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third-party financing to help fund the acquisition of our initial acquisition transaction in case a larger percentage of shareholders exercise their redemption rights than we expect. Because we have no specific acquisition transaction under consideration, we have not taken any steps to secure third-party financing. Therefore, we may not be able to consummate an initial acquisition transaction that requires us to use all of the funds held in the trust account as part of the purchase price unless we obtain third-party financing, and if such financing involves debt, our leverage ratio may not be optimal for our initial acquisition transaction. This may limit our ability to effectuate the most attractive acquisition transaction available to us.

If we complete an acquisition transaction but fail to commence a post-acquisition tender offer within 30 days, or fail to complete the issuer tender offer within the earlier of 6 months of consummation of the acquisition transaction or within 21 months of completion of the IPO as required by our Amended and Restated Memorandum and Articles of Association, then we will automatically liquidate the trust account and release to our public shareholders, except for holders of Class C Shares, a pro rata portion of the trust account in exchange for their callable Class B Shares, without giving such shareholders the ability to choose to keep their shares.

If we (i) fail to commence a tender offer within 30 days after the consummation of the acquisition transaction, (ii) fail to complete a post-acquisition tender offer within 6 months of consummation of the acquisition transaction or (iii) in any event, fail to consummate a post-acquisition tender offer within 21 months of the consummation of the IPO, we will automatically liquidate the trust account and release to our public shareholders, except for holders of Class C Shares, a pro rata portion of the trust account in exchange for all of their callable Class B Shares. Accordingly, an investment in our callable Class A Shares may result solely in a return equal to the pro rata portion of the trust account without interest for up to 21 months (plus the time it takes to liquidate the trust, which we anticipate will be less than 40 days) without the ability to choose to keep your shares in the combined company. While the holders of callable Class B Shares will automatically have their callable Class B Shares converted into the right to receive a pro-rata portion of a trust account, the holders of Class C Shares and public warrant holders will continue to hold those securities. Upon such automatic conversion, holders of callable Class B Shares will cease to have any rights as shareholders of our company, other than the right to receive a pro rata portion of the trust account, without interest accruing thereon.

Because we are incorporated under the laws of the British Virgin Islands, you may face difficulty protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are a company incorporated under the laws of the British Virgin Islands and administered from outside the United States, and a majority of our assets will be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States in a way that will permit a U.S. court to have jurisdiction over us.

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Business Companies Act 2004 of the British Virgin Islands, referred to herein as “the Act”, as the same may be supplemented or amended from time to time, or the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands, as well as from English common law, the decisions of whose courts are considered persuasive authority but are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The British Virgin Islands courts are also unlikely:

•	to recognize or enforce against us judgments of U.S. courts based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

We have been advised by Forbes Hare, our British Virgin Islands counsel, that there is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that: (i) the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (ii) the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; (iii) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court; (iv) recognition or enforcement of the judgment would not be contrary to public policy in the British Virgin Islands; and (v) the proceedings pursuant to which judgment was obtained were not contrary to natural justice. In appropriate circumstances, a British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Because some of our directors and officers reside, and all of the trust account assets are held, outside of the United States, it may be difficult for you to enforce your rights against them or to enforce U.S. court judgments against them outside the United States.

Some of our directors and officers reside outside of the United States and, after the consummation of our initial acquisition transaction, substantially all of our assets are located outside of the United States. We believe that certain countries do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. As a result, it may be necessary to comply with local law in order to obtain an enforceable judgment against certain directors and officers and certain assets. It may therefore be difficult for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers outside of the United States or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and officers under U.S. federal securities laws. Further, it is unclear if extradition treaties now in effect between the United States and certain countries would permit effective enforcement of criminal penalties of the U.S. federal securities laws.

Since we have not yet selected a particular industry, or target business with which to complete an acquisition transaction, you are unable to currently ascertain the merits or risks of the geographic area, industry or business in which we may ultimately operate.

We are not limited to any particular industry or type of business. Because we have not yet identified any specific target business with respect to an acquisition transaction, there is no current basis for you to evaluate the possible merits or risks of the particular geographic area or industry in which we may ultimately operate or the target business or businesses with which we may ultimately enter an acquisition transaction. Although we will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risks present in that target business. Even if we properly assess those risks, some of them may be outside of our control or ability to affect. We also cannot assure you that an investment in our securities will not ultimately prove to be less favorable to investors through our company than a direct investment, if an opportunity were available, in a target business.

Your only opportunity to evaluate and affect the investment decision regarding a potential acquisition transaction may be limited to exercising your redemption rights in connection with our initial acquisition transaction.

You are relying on the ability of our officers and directors, with the assistance of employees, advisors and consultants, to choose a suitable acquisition transaction. We do not intend to hold a shareholder vote to approve our initial acquisition transaction, unless the nature of the acquisition transaction would require shareholder approval under applicable British Virgin Islands law or NASDAQ rules. Accordingly, your only opportunity to evaluate and affect the investment decision regarding a potential acquisition transaction may be limited to exercising your redemption rights in connection with our initial acquisition transaction.

Because of our limited resources and the significant competition for acquisition transaction opportunities, we may not be able to consummate an attractive acquisition transaction.

Identifying, executing and realizing attractive returns on acquisition transactions is highly competitive and involves a high degree of uncertainty. We expect to encounter competition for potential target businesses from other entities having a business objective similar to ours. Some of these competitors may be well established and have extensive experience in identifying and consummating acquisition transactions directly or through affiliates. Some of these competitors may possess greater technical, human and other resources than we do, and our financial resources will be relatively limited when contrasted with those of our competitors. Furthermore, over the past several years, other “blank check” companies have been formed, and a number of such companies have grown in size. Additional blank check companies with business objectives similar to ours may be formed in the future by other unrelated parties and these companies may have substantially more capital and may have access to and be able to utilize additional financing on more attractive terms. While we believe that there are numerous potential target businesses with which we could combine using the net proceeds from the IPO and the placement warrants, together with additional financing, if available, our ability to compete in combining with certain sizeable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing an acquisition transaction with certain target businesses. In addition, the redemption of ordinary shares held by our shareholders into cash may reduce the resources available to us to fund our initial acquisition transaction and may require us to raise additional funds through additional sales of our securities or incur indebtedness in order to enable us to effect such an acquisition transaction. Additionally, the requirement to acquire an operating business or businesses, or a portion of such business or businesses, that have a fair market value, individually or collectively, of at least equal to 80% of the balance in the trust account (less taxes payable) at the time of the initial acquisition transaction could require us to acquire several or closely related operating businesses at the same time, all of which acquisitions would be contingent on the closings of the other acquisitions, which could make it more difficult to consummate our initial acquisition transaction.

Any of these factors may place us at a competitive disadvantage in consummating our initial acquisition transaction on favorable terms or at all.

We will not be required to obtain a fairness opinion from an independent investment banking firm as to the fair market value of the target business unless the board of directors is unable to independently determine the fair market value.

Our initial acquisition transaction must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account (excluding taxes payable) at the time of such acquisition. The fair market value of the target will be determined by our board of directors based upon an analysis conducted by them (which may include an analysis of actual and potential sales, earnings, cash flow and/or book value), and we will not be required to obtain an opinion from an unaffiliated, independent investment banking firm that is a member of FINRA, except, (i) if our initial acquisition transaction is with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with any of our founders, directors, or officers, or (ii) if our initial acquisition transaction is with any underwriter, or underwriting selling group member or any of their affiliates. In all other instances, we will have no obligation to obtain or provide you with a fairness opinion. Investment banking firms providing fairness opinions typically place limitations on the purposes for which the opinion may be used, and there can be no assurances that, as a result of such limitations or applicable law, shareholders will be entitled to rely on the opinion. We expect to require that any firm selected by us to provide a fairness opinion will adhere to general industry practice in stating the purposes for which its opinion may be used. If no opinion is obtained or if shareholders are not permitted to rely on the opinion, our shareholders will be relying solely on the judgment of our board of directors with respect to the determination of the fair market value of our initial acquisition transaction.

A significant portion of blank check companies with business objectives similar to ours have historically been unable to complete an initial acquisition transaction, and there can be no assurance that we will be successful in completing an acquisition transaction.

Since 2008 and through October 31, 2013, a total of 57 blank check companies have completed their initial public offerings, but only 30 (or approximately 52.6%) have completed an initial acquisition transaction. Of the remaining 27, 1 has announced an acquisition, 12 (or approximately 44.4% are still seeking to complete an acquisition transaction, and 14 (or approximately 52%) have dissolved and liquidated their trust to public shareholders. Although we believe that we have a strong acquisition strategy and a capable management team to execute our objectives, we may encounter difficulties in identifying viable acquisition targets, negotiating an acquisition transaction on favorable terms, and consummating an acquisition transaction within the time period required by our Amended and Restated Memorandum and Articles of Association. As a result, there can be no assurance that we will be successful in completing an acquisition transaction within the allotted time and may be forced to dissolve our company and liquidate our trust account.

If we issue capital securities or redeemable debt securities to consummate our initial acquisition transaction, your equity interest in us could be diluted or there may be a change in control of our company.

Our Amended and Restated Memorandum and Articles of Association authorizes the issuance of up to 150,000,000 shares into: (i) 25,000,000 Class A Shares; (ii) 25,000,000 Class B shares; (iii) 25,000,000 Class C shares; (iv) 75,000,000 ordinary shares each par value $0.0001 per share, and 5,000,000 shares of preferred shares, par value $0.0001 per share. As of October 31, 2013, there are 135,804,000 authorized but unissued ordinary shares (including Class A shares, Class B shares, Class C shares and the undesignated ordinary shares) available for issuance (after appropriate reservation for the issuance of shares upon (i) full exercise of the underwriter’s unit purchase option and (ii) our outstanding warrants, including the redeemable warrants issued in the IPO and the placement warrants) and 5,000,000 authorized but unissued preferred shares. We have no other commitments as of the date of this report to issue any additional securities. We may issue a substantial number of additional ordinary shares, including redeemable debt securities, as consideration for or to finance an acquisition transaction, particularly as we intend to focus primarily on acquisitions of middle market companies. We consider middle market companies to be businesses that have reached a scale of at least $150 million of revenue and at least $20 million of earnings before interest, taxes, depreciation and amortization. Our issuance of additional ordinary shares, including upon redemption of any debt securities, may:

•	significantly reduce your percentage equity interest in us;

•	subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to our ordinary shares;

•	cause a change in control if a substantial number of our ordinary shares are issued, which may affect our ability to use any net operating loss carry forwards, if any, and result in the resignation or removal of our current officers and directors;

•	in certain circumstances, have the effect of delaying or preventing a change in control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•	adversely affect the then-prevailing market price for our ordinary shares.

The value of your investment in us may decline if any of these events occur.

The underwriting agreement and our Amended and Restated Memorandum and Articles of Association prohibit us, prior to our initial acquisition transaction, from issuing additional units, additional ordinary shares, preferred shares, additional warrants, or any options or other securities convertible or exchangeable into ordinary shares, or preferred shares, that participate in any manner in the proceeds of the trust account, or which votes as a class with the ordinary shares on an acquisition transaction.

If we acquire a company by issuing debt securities, our post-combination operating results may decline due to increased interest expense or our liquidity may be adversely affected by an acceleration of our indebtedness.

We may elect to enter into an acquisition transaction that requires us to incur debt to finance an acquisition transaction, particularly as we intend to focus primarily on acquisitions of middle market companies. We consider middle market companies to be businesses that have reached a scale of at least $150 million of revenue and at least $20 million of earnings before interest, taxes, depreciation and amortization. Such incurrence of debt may:

•	lead to default and foreclosure on our assets if our operating cash flow after an acquisition transaction were insufficient to pay our debt obligations;

•	cause an acceleration of our obligation to repay debt, even if we are then current in our debt service obligations, if we breach the covenants contained in the terms of any debt documents, such as covenants that require us to meet certain financial ratios or maintain designated reserves, without a waiver or renegotiation of such covenants;

•	create an obligation to repay immediately all principal and accrued interest, if any, upon demand to the extent any debt is payable on demand;

•	limit our ability to obtain additional financing, if necessary, if the debt securities contain covenants restricting our ability to obtain additional financing;

•	require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares, working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	make us more vulnerable to adverse changes in general economic, industry, and competitive conditions and adverse changes in government regulation; and

•	place us at a disadvantage compared to our competitors who have less debt.

Certain of our officers and directors may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Our officers and directors may in the future become affiliated with entities, including other “blank check” companies that are engaged in business activities similar to those intended to be conducted by us. Furthermore, each of our principals may become involved with subsequent blank check companies similar to our company. Additionally, our officers and directors may become aware of business opportunities that may be appropriate for presentation to us and the other entities to which they owe fiduciary duties. For a list of the entities to which our officers and directors owe fiduciary duties, see “Management — Conflicts of Interest.” Accordingly, they may have conflicts of interest in determining to which entity time should be allocated or a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor. As a result, a potential target business may be presented to another entity with which our officers and directors have a pre-existing fiduciary obligation and we may miss out on a potential transaction.

It is possible that, concurrently with our initial acquisition transaction, some of the entities with which our officers and directors are affiliated could purchase a minority interest in the target company, which may result in conflicts of interest.

It is possible that, concurrently with our initial acquisition transaction, some of the entities with which our officers and directors are affiliated could purchase a minority interest in the target company, subject to the requirement that we must acquire a portion of the business with a value that is equal to at least 80% of the amount in the trust account (excluding taxes payable) and that we acquire a majority of the voting rights of the target company and control of the majority of any governing body of the target company. An investment by one of these entities would result in a conflict of interest for our officers and directors since they would be determining what portion of the target company we would be purchasing and the amount that these other companies would purchase. In connection with any co-investment in a target business, the entity or entities affiliated with our officers and/or directors will be required to pay the same price per share or unit for their interest in the target company as we pay, the other terms of the investment of such affiliated entity or entities will be required to be no more favorable than the terms of our investment and such investment will require the prior approval by a majority of our disinterested directors. In addition, the registration statement, proxy materials and/or tender offer materials disclosing the acquisition transaction would disclose the terms of the co-investment by the affiliated entity or entities.

Some of our executive officers and directors may remain with us following our initial acquisition transaction, which may result in a conflict of interest in determining whether a particular target business is appropriate for an acquisition transaction and in the public shareholders’ best interests.

We intend that at least some of our executive officers and directors will continue to be involved in our management following our initial acquisition transaction. Therefore, the personal and financial interests of our executive officers and directors may influence them to condition an acquisition transaction on their retention by us and to view more favorably target businesses that offer them a continuing role, either as an officer, director, consultant, or other third-party service provider, after the acquisition transaction. Our executive officers and directors could be negotiating the terms and conditions of the acquisition transaction on our behalf at the same time that they, as individuals, were negotiating the terms and conditions related to an employment, consulting or other agreement with representatives of the potential acquisition transaction candidate. As a result, there may be a conflict of interest in the negotiation of the terms and conditions related to such continuing relationships as our executive officers and directors may be influenced by their personal and financial interests rather than the best interests of our public shareholders.

Our executive officers and directors may allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This could have a negative impact on our ability to consummate our initial acquisition transaction.

Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and the search for an acquisition transaction on the one hand and their other businesses on the other hand. We do not intend to have any full-time employees prior to the consummation of our initial acquisition transaction. While each of our executive officers has indicated that they intend to devote approximately 20% of their time to our affairs, each of our executive officers is engaged in several other business endeavors for which such officer is entitled to substantial compensation and our executive officers are not obligated to contribute any specific number of hours per week to our affairs. See “Management — Directors and Executive Officers.” If our executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs, which may have a negative impact on our ability to consummate our initial acquisition transaction.

Rental payments to CIS Acquisition Holding Co. Ltd. may present a conflict of interest for certain of our officers and directors.

We have agreed to pay to CIS Acquisition Holding Co. Ltd. a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the date of the IPO and ending on the earlier of our consummation of an acquisition transaction or our liquidation. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid. CIS Acquisition Holding Co. Ltd. is an affiliate of Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, our director. This arrangement was agreed to by the board of directors for our benefit and is not intended to provide Messrs. Danilitskiy or Vazhnov compensation. Upon consummation of an acquisition transaction or our liquidation, we will cease to pay these monthly fees.

Our founders may influence certain actions requiring a shareholder vote.

As of March 14, 2014, our founders beneficially own, in the aggregate, approximately 19.5% of our issued and outstanding ordinary shares. In connection with a shareholder vote to amend Article 131 of our Amended and Restated Memorandum and Articles of Association (the article that contains all of the special provisions applicable to us prior to and in connection with our initial acquisition transaction) prior to consummation of our initial acquisition transaction, our founders have agreed to vote the founders’ shares in the same manner as a majority of the public shareholders who vote at the shareholder meeting called for such purpose. In addition, each of our founders, directors, and officers has agreed that if he, she or it acquires units or ordinary shares in or following the IPO, he, she or it will vote all such acquired units or shares in favor of any acquisition transaction presented to our shareholders by our board of directors, and not to exercise redemption rights in connection with any shares held by such person.

Because our founders and their designees, will hold, in the aggregate, warrants to purchase 4,500,000 ordinary shares included in the placement warrants after an acquisition transaction, the exercise of those warrants may increase the ownership of our founders. This increase could allow our founders to influence the outcome of matters requiring shareholder approval, including the election of directors and executive officers, approval of benefits plans, mergers and significant corporate transactions after consummation of our initial acquisition transaction. Likewise, the ability of our founders, officers, and directors to acquire our units or callable Class A Shares in the open market could allow our founders to influence the outcome of matters requiring shareholder approval that otherwise would not have been approved, but for the purchases by our founders, officers, and directors in the open market. Moreover, except to the extent shareholder proposals are properly and timely submitted, our directors will determine which matters, including prospective acquisition transactions, to submit to a shareholder vote. As a result, they will exert substantial control over actions requiring a shareholder vote both before and following our initial acquisition transaction.

Certain obligations of our initial shareholders are memorialized in agreements between the initial shareholders, the underwriters of the IPO and us and these agreements may be amended to change these obligations or eliminate them entirely.

In connection with the IPO, our initial shareholders agreed to certain obligations, including:

•	to accept transfer restrictions on the founders’ shares, placement warrants and underwriter shares and underlying securities and the placement in escrow of the founders’ shares and underwriter shares;

•	in connection with a shareholder vote to amend Article 131 of our Amended and Restated Memorandum and Articles of Association (the article that contains all of the special provisions applicable to us prior to and in connection with our initial acquisition transaction) prior to consummation of our initial acquisition transaction, to vote the founders’ shares in the same manner as a majority of the public shareholders;

•	if he, she or it acquires units or ordinary shares in or following the IPO, he, she or it will not exercise redemption rights in connection with such units or shares;

•	to waive their rights to participate in any liquidation distribution with respect to the founders’ shares and underwriter shares if we fail to consummate an initial acquisition transaction;

•	that he, she or it will not exercise redemption rights with respect to the founders’ shares and underwriter shares and have agreed not to tender their shares in an issuer tender offer in connection with our initial acquisition transaction;

•	to advance us the funds necessary to complete a liquidation in the event we do not consummate an acquisition transaction and not to seek repayment for such expenses;

•	to maintain priority with respect to the fiduciary obligations they owe us as compared to other blank check companies, until such time as we have entered into a definitive agreement with our target business;

•	if we are unable to complete an acquisition transaction and are forced to dissolve and liquidate, our founders will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties and such claims reduce the amount to be distributed to public shareholders upon our dissolution and the liquidation of our trust account; and

•	not to participate in a co-investment in a target business unless the terms of such co-investment are no more favorable than the terms of our investment and such investment will require the prior approval by a majority of our disinterested directors.

These obligations are included in one or more of the following agreements, each of which is filed with the registration statement relating to our IPO: the letter agreements with the representative of the underwriters and each founder, the share purchase agreement with the underwriters, the underwriting agreement with the underwriters, and the escrow agreement with our transfer agent and the founders. Each of these agreements, by their terms, are governed by New York law. In addition, each agreement may be amended or terminated with the consent of each of the parties thereto. Accordingly, if each of the parties to an agreement determine that these obligations are no longer in their best interest, then the agreements may be amended or terminated and these obligations may be changed or eliminated entirely.

We may expend financial, management and other resources in researching acquisitions that are not consummated, which could result in the loss of the costs incurred or materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific acquisition transaction, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate our initial acquisition transaction for any number of reasons, including those beyond our control such as if greater than 87.5% of public shareholders elect to exercise their redemption rights. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Because our founders own securities in us that will not participate in liquidating distributions, they may have a conflict of interest in deciding if a particular target business is an attractive candidate for an acquisition transaction.

Our founders own an aggregate of 1,000,000 of our callable Class A Shares. Upon our dissolution and liquidation, none of our founders will have the right to receive distributions from the trust account with respect to the founders’ shares. In addition, our founders and their designees purchased 4,500,000 placement warrants immediately prior to the completion of the IPO. The $3,375,000 purchase price of the placement warrants is included in the trust account that is distributed to our public shareholders in the event of our dissolution and liquidation. In the event of our dissolution and liquidation, our founders will not receive distributions from the trust account with respect to the placement warrants and the placement warrants will expire worthless. Therefore, our directors’ and officers’ personal and financial interests may influence their motivation in identifying and selecting target businesses and consummating our initial acquisition transaction in a timely manner. This may also result in a conflict of interest when they determine whether the terms, conditions and timing of a particular acquisition transaction are appropriate and in our shareholders’ best interest.

Unless we complete an acquisition transaction, neither our officers, directors, nor any of their respective affiliates, will receive reimbursement for any out-of-pocket expenses they incur if such expenses exceed the amount available to us for working capital and general corporate purposes. Therefore, they may have a conflict of interest in determining whether a particular target business is appropriate for an acquisition transaction and in the public shareholders’ best interest.

Neither our officers, directors, nor any of their respective affiliates, will receive reimbursement for any out-of-pocket expenses reasonably incurred by them to the extent that such expenses exceed the amount not required to be retained in the trust account unless the acquisition transaction is consummated. Our officers and directors may, as part of any such combination, negotiate the repayment of some or all of any such expenses. If the target business’ owners do not agree to such repayment, this could cause our management to view such potential acquisition transaction unfavorably, thereby resulting in a conflict of interest. The financial interest of our officers, directors, or any of their respective affiliates, could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular acquisition transaction is in the shareholders’ best interest.

We will probably consummate only one acquisition transaction with the proceeds of the IPO, which means that our operations will probably depend on a single business.

The net proceeds from the IPO, the offering of the placement warrants and the private placement, after reserving $1,777,720 of the proceeds for our operating expenses and offering expenses, provided us with $41,600,000, which we may use to consummate an initial acquisition transaction. Our initial acquisition transaction must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account (excluding taxes payable) at the time of such acquisition. We may not be able to acquire more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. Additionally, we may encounter numerous logistical issues if we pursue multiple target businesses, including the difficulty of coordinating the timing of negotiations, registration statement/proxy materials or tender offer disclosure and closings. We may also be exposed to the risk that our inability to satisfy conditions to closing with respect to the initial acquisition transaction with one or more target businesses would not be satisfied, bringing the fair market value of the initial acquisition transaction below the required threshold of 80% of the balance in the trust account (excluding taxes payable). Due to these added risks, we are more likely to choose a single target business with which to pursue an acquisition transaction than multiple target businesses. Accordingly, the prospects for our success may depend solely on the performance of a single business. If this occurs, our operations will be highly concentrated and we will not be able to diversify our operations or benefit from spreading of risks of offsetting of losses, unlike other entities that have the resources to consummate several acquisition transactions in different industries or areas of a single industry so as to diversify risks and offset losses.

NASDAQ may delist our securities, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

We cannot assure you that our securities will continue to be listed on the NASDAQ Capital Market. Additionally, it is likely that the NASDAQ Capital Market would require us to meet NASDAQ’s initial listing requirements, as opposed to its more lenient continued listing requirements, at the time of our initial acquisition transaction. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the NASDAQ Capital Market delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our ordinary shares is a “penny stock,” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•	limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, we would no longer be subject to NASDAQ Capital Market rules, including rules requiring us to have a certain number of independent directors and to meet other corporate governance standards.

We intend to meet the NASDAQ Capital Market’s listing standards without making use of the exemptions for foreign private issuers which make the listing standards less stringent than those for U.S. filers, other than the exemption under NASDAQ Listing Rule 5615 to the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination, which exemption the Company plans to utilize. However, in the future we may rely on other exemptions.

If we are unable to comply with the rules applicable to for foreign private issuers, we may be delisted. If we are delisted, then we will no longer be required to meet the NASDAQ Capital Market’s listing standards.

Following the acquisition transaction we may discover or otherwise become aware of adverse information regarding our acquired business, and we may be required subsequently to take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We intend to conduct a due diligence investigation for any business we consider. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will identify all material issues that may be present inside a particular target business, or that factors outside of the target business and outside of our control will not later arise. If our diligence fails to discover or identify material issues relating to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming debt held by a target business or by virtue of our obtaining post-combination debt financing.

We may have insufficient resources to cover our operating expenses and the expenses of consummating our initial acquisition transaction.

We believe that amounts not held in the trust account, together with the interest income on the balance of the trust account (any amounts in the trust account in excess of $10.40 per share) to be released to us from time to time for working capital requirements, will be sufficient to pay the costs and expenses to which such proceeds are allocated for up to 21 months. Our estimates are also based on the belief that in-depth due diligence will be undertaken only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of an acquisition transaction. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating an acquisition transaction is less than the actual amount necessary to do so, or if the amounts not held in the trust account are insufficient to pay our costs and expenses, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable, through loans or additional investments from our founders, officers, directors or third parties. None of our founders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, we may not be able to obtain additional financing. If we do not have sufficient proceeds to fund our initial acquisition transaction and are unable to obtain additional financing, we may be required to dissolve and liquidate prior to consummating our initial acquisition transaction.

We may enter into agreements with consultants or financial advisers that provide for the payment of fees upon the consummation of our initial acquisition transaction, and, therefore, such consultants or financial advisers may have conflicts of interest.

We may enter into agreements with consultants or financial advisers that provide for the payment of fees upon the consummation of our initial acquisition transaction. If we pay consultants or financial advisers fees that are tied to the consummation of our initial acquisition transaction, they may have conflicts of interest when providing services to us, and their interests in such fees may influence their advice with respect to a potential acquisition transaction. For example, if a consultant’s or financial advisor’s fee is based on the size of the transaction, then they may be influenced to present us larger transactions that may have lower growth opportunities or long-term value versus smaller transactions that may have greater growth opportunities or provide greater value to our shareholders. Similarly, consultants whose fees are based on consummation of an acquisition transaction may be influenced to present potential acquisition transactions to us regardless of whether they provide longer-term value for our shareholders. While we will endeavor to structure agreements with consultants and financial advisors to minimize the possibility and extent of these conflicts of interest, we cannot assure you that we will be able to do so and that we will not be impacted by the adverse influences they create.

We may be unable to obtain additional financing if necessary to consummate an acquisition transaction or to fund the operations and growth of the target business, which could compel us to restructure or abandon a particular acquisition transaction.

We may consider an acquisition transaction that will require additional financing, particularly as we intend to focus primarily on acquisitions of middle market companies. We consider middle market companies to be businesses that have reached a scale of at least $150 million of revenue and at least $20 million of earnings before interest, taxes, depreciation and amortization. However, we cannot assure you that we will be able to consummate an acquisition transaction or that we will have sufficient capital with which to consummate a combination with a particular target business. If the net proceeds of the IPO and from the private placement of the placement warrants are not sufficient to facilitate a particular acquisition transaction because:

•	of the price paid for the target business;

•	of the depletion of offering proceeds not in the trust account or available to us from interest earned on the trust account balance that is expended in search of a target business; or

•	we must redeem for cash a significant number of shares owned by shareholders who elect to exercise their redemption rights,

we will be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. If additional financing is unavailable to consummate a particular acquisition transaction, we would be compelled to restructure or abandon that particular acquisition transaction and seek an alternative target business or businesses. In addition, if we consummate an acquisition transaction, we may require additional financing to fund the operations or growth of the target business or businesses. If we fail to secure such financing, this failure could have a material adverse effect on the continued development or growth of our combined business or businesses. Neither our founders, directors nor any other party is required to provide any financing to us in connection with, or following, an acquisition transaction.

Our outstanding warrants may adversely affect the market price of our ordinary shares and make it more difficult to effect an acquisition transaction.

The units being sold in the IPO include redeemable warrants to purchase an aggregate of 4,000,000 ordinary shares. In addition, we issued in a private placement warrants to purchase 4,500,000 ordinary shares to our founders and their designees. The placement warrants are identical to those redeemable warrants sold as part of the units in the IPO except (1) for certain restrictions on transfer; (2) they are non-redeemable and (3) that they may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each class of our ordinary shares into one class of ordinary shares after consummation of an acquisition transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the warrants, so long as such warrants are held by the founders or their affiliates. We also issued to the representative of the underwriters, concurrently with the IPO, for a purchase price of $100, an option to purchase 280,000 units, each unit consisting of one ordinary share and one warrant. To the extent we issue ordinary shares to consummate an acquisition transaction, the potential for the issuance of a substantial number of additional ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle to some target businesses. This is because exercise of the redeemable warrants will increase the number of issued and outstanding ordinary shares and reduce the value of the shares that may be issued to consummate the initial acquisition transaction. Accordingly, the existence of our warrants may make it more difficult to consummate our initial acquisition transaction or may increase the cost of a target business if we are unable to consummate our initial acquisition transaction solely with cash. Additionally, the sale or possibility of sale of the shares underlying the redeemable warrants could have an adverse effect on the market price for our ordinary shares or our units or our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

Since a majority of the public warrant holders may amend all of the public warrants, your warrants may be changed to your disadvantage without your approval.

Amending the public warrants only requires the approval of a majority of the public warrant holders. Therefore, amendments may be made to your warrants without your approval. Such changes could be to your disadvantage.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to consummate our initial acquisition transaction or operate over the near term or long-term in our intended manner.

We do not plan to operate as an investment fund or investment company, or to be engaged in the business of investing, reinvesting or trading in securities. Our plan is to acquire, hold, operate and grow for the long-term one or more operating businesses or a portion of such business or businesses. We do not plan to operate as a passive investor or as a merchant bank seeking dividends or gains from purchases and sales of securities. Our founders are experienced as officers and directors of operating companies. However, we may be deemed to be an investment company under the Investment Company Act if, prior to the consummation of our initial acquisition transaction, we are viewed as engaging in the business of investing in securities or we own “investment securities” having a value in exceeding 40% of our total assets, and may be required to register as an investment company or a registered investment adviser under the U.S. securities laws.

If we are deemed to be an investment company under the Investment Company Act, we may be subject to certain restrictions that may make it difficult for us to complete an acquisition transaction, including:

•	corporate governance requirements and requirements regarding mergers and share exchanges;

•	restrictions on the nature of our investments;

•	restrictions on our capital structure and use of multiple classes of securities; and

•	restrictions on our use of leverage and collateral;

each of which may make it difficult for us to consummate our initial acquisition transaction.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy, and disclosure requirements, and other rules and regulations;

compliance with which would reduce the funds we have available outside the trust account to consummate our initial acquisition transaction.

We do not believe that our anticipated activities will subject us to the Investment Company Act as the net proceeds of the IPO and sale of warrants in our private placement offering that are to be held in the trust account may only be invested by the trustee in “government securities” with specific maturity dates or money market funds that comply with certain regulations promulgated by the SEC. By restricting the investment of the trust account to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

We are dependent upon each of Messrs. Danilitskiy, Shostak, Vazhnov, Vasadze, and Ansell, and the loss of one or more of them could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals. Each of these persons plays a key role in our search for a target business, and we believe that our success in identifying and completing an acquisition transaction with an attractive target business depends on the continued service of these persons, at least until we have consummated our initial acquisition transaction.

Each of Messrs. Danilitskiy, Shostak, Vazhnov, Vasadze, and Ansell assists us in identifying perspective target businesses by sourcing and performing due diligence on target businesses in Russia and Eastern Europe. In addition, each of these individuals will assist us in closing an acquisition transaction and possibly integrating the target business following such closing. Messrs. Danilitskiy, Shostak, Vazhnov, Vasadze, and Ansell will negotiate deal terms with target businesses and manage and oversee our advisors and consultants, including legal counsel, accounting professionals and investment banking advisors.

We cannot assure you that such individuals will remain with us for the immediate or foreseeable future. In addition, none of Messrs. Danilitskiy, Shostak, Vazhnov, Vasadze, or Ansell are required to commit any specified amount of time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including identifying potential acquisition transactions and monitoring the related due diligence. We do not have employment or consulting agreements with, or key-man insurance on the life of, one or more of these individuals. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on us and impair our ability to identify and complete an acquisition transaction with an attractive target business.

We may require shareholders who wish to redeem their shares in connection with a proposed acquisition transaction to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

We may require shareholders exercising redemption rights in connection with a proposed acquisition transaction to either tender their certificates to our transfer agent or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System at any time up until the business day immediately preceding the consummation of our initial acquisition transaction. We will not require shareholders that hold shares electronically to convert their shares into physical certificates prior to tendering them. We may require these certification and delivery requirements because shareholders of blank check companies who elect to redeem sometimes fail to deliver their share certificates, or change their minds about their intention to redeem, and thereby effectively revoke their redemption election after the acquisition transaction, resulting in an administrative burden for the company and uncertainty relating to its capital structure. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, the Depository Trust Company and our transfer agent will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over the process, it may take significantly longer than two weeks to obtain a physical share certificate and you may not be able to redeem your shares in time. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact. If it takes longer than we anticipate for shareholders to deliver their shares, shareholders who wish to exercise their redemption rights may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares.

Because we must furnish our shareholders with audited financial statements of the target business prepared in accordance with applicable accounting standards, we may not be able to consummate an acquisition transaction with some prospective target businesses unless their financial statements are first reconciled to applicable accounting standards.

The federal securities laws require that an acquisition transaction meeting certain financial significance tests include historical and pro forma financial statement disclosure in periodic reports, registration statements and other materials submitted to shareholders. Because our initial acquisition transaction must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least to 80% of the balance in the trust account (excluding taxes payable) at the time of such acquisition, we will be required to provide historical and pro forma financial information to our shareholders in connection with their redemption rights pursuant to an acquisition transaction with one or more target businesses. These financial statements must be prepared in accordance with applicable accounting standards and the historical financial statements must be audited in accordance with the standards of the Public Company Accounting Oversight Board. If a proposed target business, including one located outside of the United States, does not have or is unable to prepare financial statements that have been prepared and audited in accordance with applicable accounting standards, we will not be able to acquire that proposed target business. These financial statement requirements may limit the pool of potential target businesses with which we may combine.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act, which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We are an emerging growth company, as defined in the JOBS Act, and will continue to be an emerging growth company until: (i) the last day of our fiscal year following the fifth anniversary of our IPO, (ii) the date on which we become a large accelerated filer, or (iii) the date on which we have issued an aggregate of $1 billion in non-convertible debt during the preceding 3 years. As an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We may qualify as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in “Taxation — U.S. Federal Income Taxation — General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Our actual PFIC status for our taxable year ended October 31, 2013 may depend on whether we qualify for the PFIC start-up exception (see “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”). Our actual PFIC status for our 2013 or any subsequent taxable year, however, will not be determinable until after the end of such taxable year (or after the end of the start-up period, if later). Accordingly, there can be no assurance with respect to our status as a PFIC for our 2013 taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

An investment in our securities may involve adverse U.S. federal income tax consequences because the redemption or liquidation price per callable Class A Share or callable Class B Share, as the case may be, is greater than an investor’s initial tax basis in a callable Class A Share or callable Class B Share, as the case may be.

Although we intend to take a contrary position, if our callable Class A Shares or callable Class B Shares, as the case may be, are not viewed as participating in our corporate growth (i.e., our future earnings or increases in our net asset value) to any significant extent (other than by reason of any “conversion” feature), due to our limited potential for corporate growth prior to an acquisition transaction or due to an automatic trust liquidation and distribution if a post-acquisition tender offer is not commenced or completed within the allotted time, there is a risk that an investor’s entitlement to receive payments upon exercise of the investors redemption right or upon our liquidation in excess of the investor’s initial tax basis in our callable Class A Shares or callable Class B Shares, as the case may be, will result in constructive income to the investor (see “Taxation — U.S. Federal Income Taxation — Allocation of Purchase Price and Characterization of a Unit and its Components”). This could affect the timing and character of income recognition and result in U.S. federal income tax liability to the investor without the investor’s receipt of cash from us. Investors are urged to consult their own tax advisors with respect to these tax risks, as well as the specific tax consequences to them of purchasing, holding or disposing of our securities.

Risks associated with acquiring and operating a target business in Russia or Eastern Europe

Emerging markets, such as Russia, are generally subject to greater risks than more developed markets from economic crises that may materially adversely affect on our business, financial condition and results of operations.

In the period from 2000 through the first half of 2008, Russia experienced rapid economic growth, a stable and strengthening currency, higher tax collections, a reduction in inflation and positive capital and current account balances. The Russian economy was adversely affected, however, by the global financial and economic crisis, which began in the second half of 2008. In Russia, the crisis led to extreme volatility in the debt and equity markets, reductions in foreign investment, sharp decreases in gross domestic product, reductions in disposable income, a bank liquidity crisis, significant ruble depreciation against the U.S. dollar and the Euro, and the rise of unemployment.

Although economic conditions have improved, we cannot assure you that the recovery of the economy in Russia or the other countries in which we may acquire a target business will be sustained. In addition, the Russian economy is heavily dependent on exports of natural resources, and therefore particularly sensitive to fluctuations in the world prices of crude oil, natural gas and other commodities, which reached record high levels in mid-2008 and have since experienced significant decreases. A sustained decline in the price of crude oil, natural gas and other commodities may further disrupt the Russian economy. Any future deterioration of the international economic situation would likely negatively impact the economies in the countries in which we seek to acquire a business and, as a result, adversely affect the profitability of our business, financial condition and results of operation following an acquisition transaction.

Additionally, global financial or economic crises or financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging markets as investors move their money to more stable, developed markets. The Russian equity markets were highly volatile beginning in the second half of 2008, principally due to the impact of the global financial and economic crises on the Russian economy. Future financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment and adversely affect the economies of the countries in which we operate. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. For these reasons, our business, financial condition and results of operations may be materially adversely affected by any future global or emerging market financial crises.

Political and governmental instability in Russia could materially adversely affect our business, financial condition, results of operations and prospects and the value of our securities.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups.

Current and future changes in the government, conflicts between federal government and regional or local authorities, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms, which could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups.

In addition, political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflict between Russia and other countries of the Commonwealth of Independent States, or CIS, and in regions of the Russian Federation, such as Chechnya. Moscow experienced terrorist attacks in 2010 and early 2011, for example, that were perceived as being politically motivated. In addition, the relationship between Russia and Ukraine has experienced extended periods of strain, including the recent conflict in the Ukraine and Crimean peninsula, which has dramatically escalated tensions in the region and could lead to, among other things, economic sanctions against Russia. Political tensions, military conflicts or other material disruptions in Russia or between Russia and other CIS countries can adversely affect prices of shares of companies operating in Russia and, as a result, may cause the market price of our securities to decline. Such instability could have an adverse impact on Russia’s economy and investment climate, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our securities following an acquisition transaction with a target business in Russia.

The infrastructure in Russia and Eastern Europe needs significant improvement and investment, which could disrupt normal business activity.

The infrastructure in Russia and Eastern Europe largely dates back to the Soviet era and has not been adequately funded and maintained since the dissolution of the Soviet Union. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. The deterioration of the infrastructure in Russia and Eastern Europe harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. These factors could have a material adverse effect on our business, financial condition, results of operations and prospects following an acquisition transaction with a target business in Russia or Eastern Europe.

The legal system in Russia and other Eastern European countries in which we may operate following our initial acquisition transaction can create an uncertain environment for investment and business activity that could have a material adverse effect on the value of our securities, our business, financial condition and results of operations.

The legal framework supporting a market economy remains new and in flux in Russia and the other Eastern European countries in which we operate and, as a result, the relevant legal systems can be characterized by:

•	inconsistencies between and among laws and regulations;

•	gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

•	selective enforcement of laws or regulations, sometimes in ways that have been perceived as being motivated by political or financial considerations;

•	limited judicial and administrative guidance on interpreting legislation;

•	relatively limited experience of judges and courts in interpreting recent commercial legislation;

•	a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

•	inadequate court system resources;

•	a high degree of discretion on the part of the judiciary and governmental authorities; and

•	poorly developed bankruptcy procedures that are subject to abuse.

In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent decisions. Not all legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. Enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions may be used in furtherance of what some perceive to be political aims.

The untested nature of much of recent legislation in Russia and other Eastern European and the rapid evolution of their legal systems may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations. Any of these factors may affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could have a material adverse effect on the value of our securities and our business, financial condition and results of operations following the acquisition of a target business in Russia or Eastern Europe.

Any U.S. or other foreign judgments that may be obtained against us may be difficult to enforce against us in Russia or Eastern Europe.

Although we are a British Virgin Islands corporation, subject to suit in the British Virgin Islands and other courts, following an initial acquisition transaction to acquire a target business in Russia or Eastern Europe, our assets will be primarily located in Russia or Eastern Europe, and most of our directors and their assets will likely be located outside the United States. Although arbitration awards are generally enforceable in Russia, judgments obtained in the U.S. or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in Russia or Eastern Europe. There is no mutual recognition treaty between the United States and the Russian Federation, and no Russian federal law provides for the recognition and enforcement of foreign court judgments. Similarly, we are not aware of any such treaty or law between the U.S. and other countries in Eastern Europe. Therefore, following the acquisition of a target business in Russia or Eastern Europe, it may be difficult to enforce any U.S. or other foreign court judgment obtained against us or any of our directors in Russia or Eastern Europe.

Russian securities law may require us to list our securities on a stock exchange in Russia, which could impose additional administrative burdens on us and decrease the liquidity of trading in our securities on NASDAQ.

Russian companies that list their securities on an exchange outside of Russia are required by law to first list their securities concurrently on a licensed Russian stock exchange and to offer their securities in Russia. Since we are incorporated in the British Virgin Islands, we would not be covered by such requirement if we were to acquire a target business in Russia. However, the Russian securities regulator, the Federal Service for Financial Markets, has at various times officially emphasized that foreign issuers with substantial assets in Russia should undertake concurrent listings in Russia, and has proposed to change the securities regulations with the view to making such requirement mandatory. As a result, we can provide no assurance that following the acquisition of a Russian target business, we will not experience pressure to list our shares in Russia, which may impose additional administrative burdens on us and may result in a reduction of the liquidity of trading in our securities if and when they are listed on the NASDAQ Capital Market.

Businesses in Russia and Eastern Europe, especially high-profile companies may be subject to aggressive application of contradictory or ambiguous laws or regulations, or to politically motivated actions, which could materially adversely affect our business, financial condition and results of operations.

Many commercial laws and regulations in Russia and Eastern Europe are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. In addition, government authorities have a high degree of discretion in Russia and Eastern Europe and have at times exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. Such actions have included the termination or invalidation of contracts, withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, possibly for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations. The Russian government has taken various actions in recent years against business people and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, such as violations of tax laws. In 2008, for example, government officials publicly criticized transfer pricing arrangements used by a Russian-based company that is publicly traded in the United States, claiming that such arrangements constituted tax evasion. These claims resulted in a steep decline in that company’s stock price. Government officials may apply contradictory or ambiguous laws or regulations in ways that have a material adverse effect on our business, financial condition and results of operations. Such actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia and Eastern Europe, a weakening of investor confidence in Russia and Eastern Europe and doubts about the progress of market and political reforms in Russia and Eastern Europe.

High-profile businesses in Russia can be particularly vulnerable to politically motivated actions. Some Russian television broadcasters, for example, have experienced what some would characterize as politically motivated actions, including efforts to effect changes of control. We cannot guarantee that, following the acquisition of a target business in Russia, we will not be affected by politically motivated actions that could materially adversely affect our operations.

Corruption and negative publicity could negatively impact our business and the value of our securities

The local press and international press have reported high levels of corruption in Russia, including unlawful demands by government officials and the bribery of government officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, there are reports of the Russian media publishing disparaging articles in return for payment. If we are accused of involvement in government corruption, the resulting negative publicity could disrupt our ability to successfully acquire a business or conduct our business following our initial acquisition transaction and impair our relationships with customers, suppliers and other parties, which could have a material adverse effect on our business, financial condition and results of operations and the value of our securities following the acquisition of a target business in Russia.

Restrictions on foreign ownership imposed by Russian legislation may hinder or prevent us as a non-Russian party from acquiring a target business.

In May 2008, the Federal Law “On the Procedure for Foreign Investments in Companies which are Strategically Important for the State Defense and National Security” (the “Strategic Companies Law”) came into force in Russia, which restricts foreign ownership of companies involved in certain strategically important activities in Russia.

In accordance with the Strategic Companies Law, a “strategically important company” is a Russian registered commercial entity which engages in at least one activity of strategic importance. The list of the activities of strategic importance set forth in the Strategic Companies Law includes, among other things, military, nuclear and space operations, aviation, TV and radio broadcasting, telephone operations, conducting geological surveys, exploration and development of subsoil resources on subsoil plots of federal importance.

Russian law sets forth certain other limitations on foreign investments in Russian legal entities:

•	The Federal Law “On Banks and Banking Activity” authorizes the Central Bank of the Russian Federation to prohibit transfers of shares or participation interests in Russian banks to non-residents; and

•	The Federal Law “On Organization of Insurance Activity in the Russian Federation” prohibits insurance companies engaged in certain types of insurance activity to have more than 49% of the charter capital belonging to foreign investors.

Under the provisions of the Strategic Companies Law, the direct or indirect acquisition of more than 25% of the voting power of a strategically important company by a foreign state, foreign governmental organization, international organization or entity controlled by a foreign government, or international organization, or the acquisition of more than 50% of the voting power of such a company by any other foreign investor or any of its affiliated companies, requires the prior approval of a Russian government committee chaired by the Prime Minister. In addition, it is our understanding that foreign investors or their group companies that are controlled by a foreign state or a foreign government or international organization are prohibited from owning more than 50% of the voting power of a strategically important company. Moreover, it is our understanding that the acquisition of 5% or more of the shares of a strategically important company triggers a notification requirement to the Federal Antimonopoly Service. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition null and void.

Because we must acquire a controlling interest in a target business, if we seek to acquire a target business in Russia that is deemed to be a strategically important company, we may be subject to the Strategic Companies Law. Such approval process is likely to be time-consuming and may, in any event, ultimately result in a rejection of a proposed transaction. As a result, we may lose out on acquisition opportunities to competitors, and our ability to grow our business through acquisitions in Russia may be limited. Even if the authorities approve such a transaction, they may do so subject to conditions regarding the operation of the company —including, for example, the composition of its management — that may limit our effective control and operational flexibility.

Additionally, following a successful acquisition of a target business in Russia, we may be subject to the Strategic Companies Law if the target business was either a strategically important company at the time of acquisition or that becomes strategically important in the future. We believe that if we become subject to the Strategic Companies Law, then any foreign state, foreign governmental organization, international organization or entity controlled by a foreign government, or international organization, that seeks to acquire more than 25% of our outstanding securities, or any other foreign investor or its affiliated entities that seeks to acquire more than 50% of our voting securities would be subject to prior approval by the Russian government. Moreover, a non-Russian government entity would be prohibited from acquiring more than 50% of the voting power of our outstanding securities.

If we acquire a target business that is determined to hold a dominant position in our markets, Russian authorities could impose limitations on our operational flexibility which may adversely affect our business, financial condition and results of operations following such acquisition.

The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. If we acquire a target business in Russia that is a dominant player in one or more of the markets in which it operates, the Russian authorities could impose limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our material agreements with our business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and fines. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations following the acquisition of a target business in Russia.

Businesses in Russia and Eastern Europe can be subject to aggressive actions by financial groups seeking to obtain control through the exercise of economic or political influence or government connections.

Well-funded, well-connected financial groups and so-called “oligarchs” have, from time to time, sought to obtain operational control and/or controlling or minority interests in attractive businesses in Russia and Eastern Europe by means that have been perceived as relying on economic or political influence or government connections. Should we acquire a target business in Russia or Eastern Europe, we may be subject to such efforts in the future and, depending on the political influence of the parties involved, our ability to thwart such efforts may be limited.

Characteristics of and changes in the Russian tax system or unpredictable or unforeseen application of existing rules could materially adversely affect our business, financial condition, results of operations and prospects and the value of our securities following acquisition of a target business in Russia.

Generally, Russian companies are subject to numerous taxes. These taxes include, among others:

•	profits tax;

•	value-added tax, or VAT;

•	unified social tax;

•	mineral extraction tax; and

•	property and land taxes.

Laws related to these taxes have been in force for a short period relative to tax laws in more developed market economies and few precedents with regard to the interpretation of these laws have been established. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation, as amended, or the Russian Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate profits tax, VAT and property tax with new chapters of the Russian Tax Code.

In practice, the Russian tax authorities generally interpret the tax laws in ways that rarely favor taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretations of the legislation and assessments. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose severe fines, penalties and interest charges. Generally, in an audit, taxpayers are subject to inspection with respect to the three calendar years which immediately preceded the year in which the audit is carried out.

Previous audits do not completely exclude subsequent claims relating to the audited period because Russian tax law authorizes upper-level tax inspectorates to re-audit taxpayers which were audited by subordinate tax inspectorates. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that a taxpayer has obstructed or hindered a tax audit. We believe that, as a result of the fact that none of the relevant terms are defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” an audit and ultimately seek back taxes and penalties beyond the three year term. In some instances, new tax regulations have been given retroactive effect.

Moreover, it is our understanding that financial results of Russian companies cannot be consolidated for tax purposes. Therefore, following our acquisition of a Russian target business, we believe that each of the Russian subsidiaries of the target business will pay its own Russian taxes and may not offset its profit or loss against the loss or profit of any of our other subsidiaries. In addition, it is our understanding that intercompany dividends paid by Russian companies are subject to a withholding tax of: (1) 0%, if distributed to company which has continuously held not less than a 50% share in the charter capital of the company paying dividends and the cost of acquisition of this share exceeded 500 million rubles (the latter condition expired on January 1, 2011, and does not apply to dividends accrued for 2010 and subsequent periods); (2) 9%, if distributed to other Russian companies and/or individuals who are Russian tax residents; and (3) 15%, if distributed to foreign companies and individuals who are not Russian tax residents. Dividends from foreign companies to Russian companies are subject to a tax of 9%. Taxes paid in foreign countries by Russian companies may be offset against payment of these taxes in the Russian Federation up to the maximum amount of the Russian tax liability. We believe that in order to apply the offset, a company is required to confirm the payment of taxes in the foreign country. The confirmations must be authorized by the tax authority of the foreign country if taxes were paid by the company itself, and the confirmation must be authorized by the tax agent if taxes were withheld by the tax agent under foreign tax law or an international tax agreement.

In addition, application of current Russian thin capitalization rules could affect our ability to deduct interest on certain borrowings that we would otherwise be able to deduct. In particular, following acquisition of a target business in Russia, we may not be able to deduct interest on loans we extend to our Russian subsidiaries or on borrowings which our subsidiaries receive from independent banks and which are guaranteed by us.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. Should we acquire a Russian target business, these risks and uncertainties would complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance.

Changes in the exchange rate of the ruble (or the local currency if we acquire a target elsewhere) against the U.S. dollar may materially adversely affect our results of operations.

Following an acquisition of a target business in Russia, the ruble (or the local currency if we acquire a target elsewhere) would likely become the functional currency of our principal operating subsidiaries. As a result, our reported revenues and results of operations are impacted by fluctuations in the exchange rate between the U.S. dollar and the Russian ruble (or the local currency if we acquire a target elsewhere). Additionally, if substantially all of our revenues are generated in rubles (or the local currency if we acquire a target elsewhere), we will face exchange rate risk relating to payments that we must make in currencies other than the ruble (or the local currency if we acquire a target elsewhere). If the ruble (or the local currency if we acquire a target elsewhere) depreciates against the U.S. dollar, our revenues and operating results for 2012 or future periods, as reported in U.S. dollars, will be adversely affected.

Limitations on the conversion of rubles into foreign currencies in Russia could cause us to default on our obligations.

Following an acquisition of a target business in Russia, much of our indebtedness and major capital expenditures would likely be denominated and payable in various foreign currencies, including the U.S. dollar and euro. Russian legislation currently permits the conversion of ruble revenues into foreign currency without limitation. However, if the Russian authorities impose limitations on the convertibility of the ruble or other restrictions on operations with rubles and foreign currencies in the event of an economic crisis, there may be delays or other difficulties in converting rubles into foreign currency to make a payment or delays in or restrictions on the transfer of foreign currency. This, in turn, could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults and, consequently, have a material adverse effect on our business, financial condition, results of operations and prospects.

In the event the title to the Russian target business we acquire is successfully challenged, we risk losing our ownership interest in that company or its assets.

The Russian statute of limitations for challenging privatization transactions is three years. However, because Russian privatization legislation is vague, internally inconsistent and in conflict with other legislation, including conflicts between federal and local privatization legislation, and the statute of limitations for challenging certain actions related to privatization may be argued to begin to run only upon the discovery of a violation, many privatizations are vulnerable to challenge. In the event that we acquire a privatized company in Russia and we are unable to defeat a claim that challenges our title to, or our ownership stake in, such privatized company, we risk losing our ownership interest in the company or its assets, which could materially adversely affect our business, financial condition, results of operations and prospects.

In addition, it is our understanding that under Russian law, transactions in shares may be invalidated on many grounds, including a sale of shares by a person without the right to dispose of such shares, breach of interested party and/or major transaction rules and/or the terms of transaction approvals issued by government authorities, or failure to register the share transfer in the securities register. As a result, defects in earlier transactions with shares of a target business (where such shares were acquired from third parties) may cause our title to such shares to be subject to challenge.

The assets of a target business in Russia may be nationalized or expropriated despite existing legislation to protect against nationalization and expropriation.

Although the Russian government has enacted legislation to protect property against expropriation and nationalization and to provide fair compensation to be paid if such events were to occur, there can be no certainty that such protections will be enforced. This uncertainty is due to several factors, including the lack of state budgetary resources, the lack of an independent judicial system and the lack of sufficient mechanisms to enforce judgments.

The concept of property rights is not as well established in the Russian Federation as in western economies and there is not a great deal of experience in enforcing legislation enacted to protect private property against nationalization and expropriation. As a result, following acquisition of a target business in Russia, we may not be able to obtain proper redress in the courts, and may not receive adequate compensation if in the future the Russian Government decides to nationalize or expropriate some or all of our assets. Should such expropriation or nationalization occur without fair compensation in the future, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

A target business or its subsidiaries could be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law, which could materially adversely affect our business, financial condition, results of operations and prospects following acquisition of such target business.

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, it is our understanding that under Russian corporate law, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its third or any subsequent financial year, fall below its share capital, the company must decrease its share capital to the level of its net assets value or initiate a voluntary liquidation. In addition, if a Russian company’s net assets calculated on the basis of Russian accounting standards at the end of its second or any subsequent financial year, fall below the minimum share capital required by law, the company must initiate voluntarily liquidation not later than six months after the end of such financial year. If the company fails to comply with either of the requirements stated above within the prescribed time limits, the company’s creditors may accelerate their claims and demand reimbursement of applicable damages, and governmental authorities may seek involuntary liquidation of the company. We believe that many Russian companies have negative net assets due to very low historical asset values reflected on their balance sheets prepared in accordance with Russian accounting standards; however, their solvency, i.e., their ability to pay debts as they become due, is not otherwise adversely affected by such negative net assets.

Following acquisition of a target business in Russia, if involuntary liquidation of the target or its subsidiaries were to occur, then we may be forced to reorganize the operations we may conduct through the affected subsidiaries. Any such liquidation could lead to additional costs, which could materially adversely affect our business, financial condition, results of operations and prospects.

Failure to comply with existing laws and regulations could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition, results of operations and prospects following acquisition of a target business in Russia or Eastern Europe.

Following an acquisition of a target business in Russia or Eastern Europe, our operations and properties will be subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing laws, regulations and standards. Government authorities in countries where we seek to acquire a target business exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, permits, approvals and authorizations, and in monitoring licensees’ compliance with the terms thereof which may result in unexpected audits, criminal prosecutions, civil actions and expropriation of property. Authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year.

Our failure to comply with existing laws and regulations or to obtain and comply with all approvals, authorizations and permits required for our operations or findings of governmental inspections may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, permits, approvals and authorizations or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Arbitrary government actions directed against other Russian or Eastern European companies (or the consequences of such actions) may generally impact on the Russian or Eastern European economy, including the securities market. Any such actions, decisions, requirements or sanctions could increase our costs and materially adversely affect our business, financial condition, results of operations and prospects following acquisition of a target business in Russia or Eastern Europe.

Our need to comply with applicable Russian laws and regulations could hamper our ability to offer services that compete effectively with those of our foreign competitors and may adversely affect our business, financial condition and results of operations.

Following an acquisition of a target business located in Russia, we may have global competitors that have their principal operations outside of Russia, putting them generally outside of the jurisdiction of Russian courts and government agencies, even though some of them have offices in Russia. Russian laws and regulations that may be applicable to us, but not to our foreign competitors, may impede our ability to develop and offer products or services that compete effectively with those offered by our foreign-based competitors and generally available worldwide over the internet. Any inability on our part to offer products or services that are competitive with those offered by our foreign competitors may adversely affect our business, financial condition and results of operations.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of the subsidiaries of a target business.

The Civil Code of the Russian Federation, as amended, or the Civil Code, and the Joint-Stock Companies Law generally provide that shareholders in a Russian joint-stock company are not liable for the obligations of the joint-stock company and bear only the risk of loss of their investment. This may not be the case, however, when one entity is capable of determining decisions made by another entity. The entity capable of determining such decisions is deemed an “effective parent.” The entity whose decisions are capable of being so determined is deemed an “effective subsidiary.” We believe that under the Joint-Stock Companies Law, an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

•	this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between such entities; and

•	the effective parent gives obligatory directions to the effective subsidiary based on the above-mentioned decision-making capability.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt due to the fault of an effective parent resulting from its action or inaction. We believe that this would be the case no matter how the effective parent’s ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. Other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, while the liability of our individual shareholders who do not have a controlling interest in our company would be limited to their investment, we could be liable in some cases for the debts of the subsidiaries of a target business. This liability could have a material adverse effect on our business, financial condition, results of operations and prospects following acquisition of a Russian target business.

Shareholder rights provisions under Russian law could result in significant additional obligations on us.

It is our understanding that Russian law provides that shareholders that vote against or do not participate in voting on certain matters have the right to request that the company redeem their shares at value determined in accordance with Russian law. The decisions of a general shareholders’ meeting that trigger this right include:

•	decisions with respect to a reorganization;

•	the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the gross book value of the company’s assets calculated according to Russian accounting standards, regardless of whether the transaction is actually consummated, except for transactions undertaken in the ordinary course of business; and

•	the amendment of the company’s charter in a manner that limits shareholder rights.

Should we acquire a target business in Russia, our obligation (or obligation of the target’s subsidiaries) to purchase shares in these circumstances, which is limited to 10% of our net assets, calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have a material adverse effect on our business, financial condition, results of operations and prospects due to the need to expend cash on such obligatory share purchases.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were formed on November 28, 2011, under the laws of the British Virgin Islands. We were formed to acquire, through a merger, stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more operating businesses. Although we are not limited to a particular geographic region or industry, we intend to focus on operating businesses with primary operations in Russia and Eastern Europe. We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act.

On December 21, 2012, our IPO of 4,000,000 units was consummated at a public offering price of $10.00 per unit, generating gross proceeds of $40,000,000. Each unit consists of one callable Class A Share, par value $0.0001 per share, and one redeemable warrant. Each redeemable warrant included in the units entitles the holder to purchase one ordinary share at a price of $10.00. Immediately prior to the consummation of the IPO, we completed a private placement of 4,500,000 warrants at a price of $0.75 per warrant, for an aggregate purchase price of $3,375,000, to our founding shareholders and their designees. We sold to the underwriters of the IPO, as additional compensation, an aggregate of 136,000 Class A Shares for $2,720.

A total of $41,600,000, which includes a portion of the $3,375,000 of proceeds from the private placement of warrants to the founding shareholders and their designees, has been placed in trust pending the completion of our initial acquisition transaction.

B.	Business Overview

Overview

We are a development-stage company established under the laws of the British Virgin Islands that has generated no revenues to date. Until we complete an acquisition transaction, we will have no operations and will generate no operating revenues. We are an innovated public acquisition company, or IPACSM, formed to acquire, through a merger, share exchange, asset acquisition, share purchase or similar acquisition transaction, one or more operating businesses. An IPAC is a blank check company that permits the company to return funds from the trust account to redeeming shareholders after the acquisition transaction is completed, as described further below, which is different from most other blank check companies that are required to return funds from the trust account prior to, or at the time, the acquisition transaction is completed. “IPAC” is a service mark of Loeb & Loeb LLP.

Although our Amended and Restated Memorandum and Articles of Association do not limit us to a particular geographic region or industry, are focusing on operating businesses with primary operations in Russia and Eastern Europe.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and will continue to be an emerging growth company until: (i) the last day of our fiscal year following the fifth anniversary of the date of the IPO, (ii) the date on which we become a large accelerated filer, or (iii) the date on which we have issued an aggregate of $1 billion in non-convertible debt during the preceding 3 years. As an emerging growth company, we are entitled to rely on certain scaled disclosure requirements and other exemptions, including an exemption from the requirement to provide an auditor attestation to management’s assessment of its internal controls as required by Section 404(b) of the Sarbanes-Oxley Act of 2002. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, and we may continue to utilize such extended transition period for as long as we qualify as an emerging growth company, or until such time as we affirmatively and irrevocably “opt out” of such extended transition period. See the risk factor entitled “We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act, which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.” As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Management Expertise

Our management team has a track record of finding, valuing, operating, consolidating, acquiring, restructuring, building, and disposing of various operating businesses in multiple industries in Russia and Eastern Europe.

We believe our management is uniquely positioned to source, execute, operate and exit large and middle-market business opportunities and possesses the experience needed to meet the unique reporting and relational demands of the investors in an IPAC. We consider middle market companies to be businesses that have reached a scale of at least $150 million of revenue and at least $20 million of earnings before interest, taxes, depreciation and amortization.

Our management team expects to bring value to a target company by selecting and supporting effective leadership, providing strategic guidance, and assisting with enterprise improvement, sales and marketing.

The team is led by Mr. Anatoly Danilitskiy, who has a track record of establishing and building successful businesses. From 2004 to 2009, Mr. Danilitskiy established and led National Reserve Corporation, or NRC, consolidating its strategic non-banking investment assets and building it into what became one of Russia’s largest private holding companies with assets totaling over $5 billion. While at NRC, Mr. Danilitskiy oversaw all major investments and the asset management business. He was also responsible for the group’s investments in energy companies such as Gazprom and transportation companies (including a 30% stake in Aeroflot International Airlines) and various debt restructurings and distressed workouts. From 2006 to 2009, Mr. Danilitskiy served as a member of the board of directors of Aeroflot, where he was instrumental in launching and implementing its fleet modernization program.

Mr. Danilitskiy has served as a foreign diplomat, initially to the Soviet Ministry of Foreign Affairs and later to the Russian Ministry of Foreign Affairs, having been posted at the embassies in India, Australia and Great Britain. He retired in 1993 with a rank of Senior Counselor.

Since 2007, Mr. Danilitskiy has served as Chairman and Member of the Board of Energobank and is a majority shareholder of the bank. Mr. Danilitskiy has also served as Chairman of the Board of RETN, an international telecommunications network, since 2010. In addition, other members of the management team, Mr. Kyle Shostak, Mr. Taras Vazhnov, Mr. Levan Vasadze and David Ansell, are experienced investment banking and management professionals, with track records of deal origination, structuring and execution as well as business management.

Each member of the our management team has experience identifying and acquiring or financing businesses of similar scale as the middle-market companies that we will target; however, our management does not have prior blank check company experience, and the prior experience of our management is not a guarantee that we will be able to successfully complete an initial business combination. Furthermore, our executive officers and directors are not required to, and will not, commit their full time to our affairs. If our executive officers’ and directors’ other business affairs require them to devote time in excess of their current commitment levels to such affairs, it could limit their ability to devote time to our affairs, which may have a negative impact on our ability to consummate our initial acquisition transaction.

Business Objective

Based on the collective business and acquisition experiences of our management team, our management will seek to identify and target businesses in Russia or Eastern Europe in which our management can assist in the growth and development. Our management intends to acquire a target cash-positive operating business or businesses that it believes can achieve long-term appreciation. Given our management team’s collective track record of transactions and industry contacts, we believe we can identify potential targets and successfully negotiate and consummate our initial acquisition transaction, although we cannot provide any assurance that an acquisition transaction will be consummated.

While we are focusing on potential acquisition targets with primary operations in Russia and Eastern Europe, we are not committed to do so. We may attempt to acquire an acquisition target in another region if an attractive acquisition opportunity is identified in such other region prior to the time we identify an acquisition opportunity in Russia or Eastern Europe and if we believe that such opportunity is in the best interest of our shareholders.

Business Philosophy

We are conducting our search in the following manner:

•	We are seeking to acquire one or more businesses that have the potential for significant revenue and earnings growth through a combination of new product development, increased production capacity, increased operating leverage, expense reduction and synergistic follow-on acquisitions;

•	We are seeking to acquire one or more businesses that have the potential to generate strong, stable, and increasing free cash flow. We will focus on one or more businesses that have predictable revenue streams and definable working capital and capital expenditure requirements. We may also seek to leverage cash flow from a target business by obtaining external sources of financing, such as a credit line secured against this cash flow, in order to enhance shareholder value in the post-acquisition company;

•	We intend to only acquire a company that will benefit from being publicly traded and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company;

•	Although we are not limited to acquiring a target business from such regions, markets or industries, we are focusing on operating businesses with primary operations in Russia and Eastern Europe and on markets and industries in which our management team and our board of directors have first-hand experience. Notwithstanding the foregoing, we will review any attractive opportunity presented to us; and

•	We currently expect that some members of our management team will become a part of the management of the combined entity, or that we will work with existing management to augment the management team in areas where additional capabilities are required.

Business Insight and Competitive Advantage

We are looking for businesses that have one or more of the following characteristics:

•	Motivated owners that are seeking liquidity as a result of having their stock in a public company;

•	Businesses that are ready to be public;

•	Businesses that can effectively use the additional capital that a transaction with us will provide;

•	Companies that are being divested by conglomerates or multinational companies; and

•	Under-valued public companies that can benefit from our management’s experience and expertise.

Opportunities in Russia and Eastern Europe

With global risk-aversion remaining high and investors looking increasingly hard for prudent ways to deploy capital, we believe Russia is an attractive investment region among emerging markets. According to The World Bank, Russia is the ninth largest economy in the world by nominal GDP and according to the CIA World Factbook the seventh largest by purchasing power parity. We believe that, since the beginning of 2012, the Russian market has been slowly attracting a growing amount of foreign investment, including equity and direct investments. An easing of U.S. monetary policy is creating an excess of liquidity and leading to an inflow of capital into emerging markets, with Russia being attractively positioned among not only developed but also many large emerging market economies. We believe such investment results from low valuations, attractive investment returns compared to other established emerging markets such as Brazil, India and China, favorable government policies, absence of punitive taxation on foreign fixed income portfolio investments, stable currency and prudent fiscal and monetary policies.

Largely because of its conservative fiscal policy during the boom years of 2001 – 2008, we believe that Russia was better positioned than many other emerging market economies to withstand the 2009 crisis by prudently pursuing an aggressive countercyclical economic policy. Additionally, since the severe domestic financial crisis of the fall of 2008 and concerns about global growth, in order to encourage growth in sectors other than the oil, gas and metal sectors on which the country has been dependent, the government has announced a robust program of “modernization” aimed at developing technological sectors where Russia has been traditionally competitive (energy saving solutions, space, IT, etc.).

In 2010, Russia announced the largest privatization program since the post-communist privatization of the early 1990s. The wide-ranging privatization plan is intended to raise more than $20 billion over the next three years and to reduce by about 25 percent the government’s stake in the national oil company, the national shipping company, two state banks and an electric power management company, with the goal of further reducing the government’s portion of the Russian economy to 30 percent in 10 years. A state-wide reduction of government employees by 20 percent is also taking place. The government is also replacing its officials on the board of state-owned corporations with independent directors, bringing more independence to the decision-making process; however actual changes may take years to materialize.

We believe that, fundamentally, Russia remains a country with high growth prospects with a compounded annual growth rate from 2000 to 2011 of approximately 19.6% according to World Bank data. According to data from the International Monetary Fund’s World Economic Outlook, September 2011, Russia’s GDP grew by 4.3% in 2011 and growth is expected to continue at approximately 4.0% from 2012 to 2016. GDP grew by 4.3% in 2010, preceded by a decline of 7.8% in 2009. Real discretionary income increased approximately 2.7%, along with a 7.1% increase in retail trade and 14% increase in auto sales in the first half of 2012, according to the Russian Statistics Service. Current account surpluses, cheap currency, low levels of public sector debt and growing working-age populations all bode well for growth in consumption, particularly discretionary consumption. The following charts illustrate that among Brazil, Russia, India and China, the so-called BRIC countries, Russia ranks first in per capita GDP and has the highest growth in private consumption per capita over the past decade. In addition, Russia’s government debt to GDP ratio is approximately 9% ranking it among the lowest ratios among large developed and developing economies.

BRIC Countries per Capita GDP (2011 estimated)

According to the World Investment Report 2012 issued by the United Nations Conference on Trade and Development, in 2011 the size of foreign direct investments into Russia increased by 22% up to $53 billion, and Russia ranked 8th among transnational corporations top prospective host economies for 2012-14.

Russia’s macroeconomic outlook is stable and growing. Accordingly to the Bank of Russia, Russia has international reserves of approximate $529.9 billion as of October 2012, and according to the World Gold Council Russia has the 8th largest gold reserves in the world. In June 2012 Standard and Poors confirmed Russian’s BBB rating, with a “stable” outlook on its foreign long-term debt, BBB+ with a “stable” outlook on its local long-term debt, A-2 on its foreign short-term debt and A-2 on its local short-term debt. Moody’s rates Russia at Baa1, with a “Stable” outlook.

We believe that Russia’s internal capital markets are insufficient to satisfy the demand for capital Russia’s growing economy will demand, and therefore Russia’s economy will be dependent on foreign funds flows. The following charts provide a comparison of the capital markets activity in the various BRIC countries:

	No of listed companies	MktCap ($billion)	Free float MktCap ($billion)	Trading volume ($billion)	Mutual funds NAV ($billion)	As % of MktCap
Russia	354	695	216	1,75	16	2.3%
China	2,422	3,757	1,452	24.9	545	14.5%
India	6,791	1,014	391	2.1	111	10.9%
Brazil	370	1,124	774	3.5	980	87.2%

Source: Aton Investment Bank. Equity Research (July 9, 2012). PBN Company.

The following charts provide an illustration of Russian and Ukrainian company IPOs and secondary offerings and the distribution of listing exchanges for such companies:

The following charts provide a comparison of the forward price-earnings ratios and forward price book value ratios for companies in a variety of markets:

We believe that Russia’s accession to the World Trade Organization in 2012 is a sign of the country’s readiness to play by international rules. For example, Russia has opened a number of previously closed domestically-oriented industries to foreign investors. The positive impact of the WTO membership, including in terms of the incremental GDP growth, has yet to be fully felt. Russia will also host the Winter Olympic Games in 2014 and World Cup in 2018, with record amount of state and private capital being invested into related infrastructure projects. Russia's position as the largest oil producing and second largest natural gas producing country, along with its positive investment grade ratings, attractive taxation system and extensive government support of public-private partnerships increase its desirability as a source for target businesses. Furthermore, we believe that Russia’s political stability has been further secured as a result of the recent election of Mr. Vladimir Putin as President for the next six years.

In addition to the value of opportunities in Russia, similar investment opportunities exist in other emerging market countries of the Commonwealth of Independent States (CIS), such as Ukraine, Belarus and Kazakhstan.

The combination of fundamental factors as well as management’s experience create opportunities to capitalize on the growing consumer segment of the Russian and other Eastern European markets, while avoiding the abrupt fluctuations common in many other market environments. Given the critical role that the consumer market has to the success of the Russian and other Eastern European economies, management believes there are reasonable prospects for attractive and sustainable returns in these markets.

Potential Disadvantages

Although our management has a number of competitive advantages in acquiring businesses through blank check companies, we cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors in our securities than a direct investment, if an opportunity were available, in a target business if, for example, no member of our management remains with the combined company after an acquisition transaction.

Since 2008 and through October 31, 2013, a total of 57 blank check companies have completed their initial public offerings, but only 30 (or approximately 52.6%) have completed an initial acquisition transaction. Of the remaining 27, 1 has announced an acquisition, 12 (or approximately 21.1% are still seeking to complete an acquisition transaction, and 14 (or approximately 24.6%) have dissolved and liquidated their trust to public shareholders.

While we believe that acquiring a target business in Russia and Eastern Europe presents significant opportunities, there are significant potential disadvantages and risks to acquiring a target in this region, including the greater vulnerability of emerging markets to economic crises, political and governmental instability in the region, lack of necessary infrastructure, uncertainty resulting from a developing legal system, concerns associated with bribery and corruption, restrictions on foreign ownership, and difficulty in enforcing judgments, among others. While we will seek to minimize the potential impact of these factors in identifying a target business, many of these risk factors are inherent in our proposed business or beyond our control.

Accordingly, no assurance can be given that these factors will not significantly negatively impact our business and results of operations. For a full discussion of these potential disadvantages and risks, please see “Risk Factors — Risks associated with acquiring and operating a target business in Russia or Eastern Europe.”

Effecting an Acquisition Transaction; Shareholder Redemption Rights

General

Unlike many other blank check companies, we are not required to have a shareholder vote to approve our initial acquisition transaction, unless the nature of the acquisition transaction would require shareholder approval under applicable British Virgin Islands law. Shareholder approval would normally only be required under British Virgin Islands law where the acquisition transaction involved a statutory merger of our company with another company or a scheme of arrangement sanctioned by the courts of the British Virgin Islands where our shareholders would give up or transfer their shares in our company in consideration of the issue of shares in another company which would alter the rights attached to our shares or amendments to our memorandum and articles of association. A merger of our wholly-owned subsidiary with another company would not normally require shareholder approval under our memorandum and articles or the BVI Business Companies Act. Accordingly, we have a high degree of flexibility in structuring and consummating our initial acquisition transaction, and currently intend to structure our initial acquisition transaction so that a shareholder vote is not required. Notwithstanding, our Amended and Restated Memorandum and Articles of Association provide that public shareholders will be entitled to cause us to redeem all or a portion of their shares for cash equal to the pro rata portion of the trust account (initially $10.40 per share) as described under the heading “Shareholder Redemption Rights” below.

Since 2008 and through October 31, 2013, a total of 57 blank check companies have completed their initial public offerings, but only 30 (or approximately 52.6%) have completed an initial acquisition transaction. Of the remaining 27, 1 has announced an acquisition, 12 (or approximately 21.1% are still seeking to complete an acquisition transaction, and 14 (or approximately 24.6%) have dissolved and liquidated their trust to public shareholders. Although we believe that we have a strong acquisition strategy and a capable management team to execute our objectives, we may encounter difficulties in identifying viable acquisition targets, negotiating an acquisition transaction on favorable terms, and consummating an acquisition transaction within the time period required by our Amended and Restated Memorandum and Articles of Association. As a result, there can be no assurance that we will be successful in completing an acquisition transaction within the allotted time and may be forced to dissolve our company and liquidate our trust account.

We will have until June 21, 2014, or until September 21, 2014 pursuant to the automatic period extension (described above), to consummate an acquisition transaction. If we are unable to consummate an acquisition transaction by the applicable date, we will dissolve as promptly as practicable and liquidate and release to our public shareholders, as part of our plan of distribution, the amount in our trust account and any remaining net assets.

Our initial acquisition transaction must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance held in our trust account (excluding taxes payable) at the time of such acquisition. The fair market value of the target will be determined by our board of directors based upon an analysis conducted by them (which may include an analysis of actual and potential sales, earnings, cash flow and/or book value). We anticipate structuring an acquisition transaction to acquire 100% of the equity interests or assets of the target business. We may, however, structure an acquisition transaction to acquire less than 100% of such interests or assets of the target business, but will not acquire less than a controlling interest and will in all instances be the controlling shareholder of the target company. The key factors that we will rely on in determining controlling shareholder status would be our acquisition of more than 50% of the voting rights of the target company and control of the majority of any governing body of the target company. We will not consider any transaction that does not meet such criteria. If we acquire only a controlling interest in a target business or businesses, the portion of such business that we acquire must have a fair market value equal to at least 80% of the amount in the trust account (excluding taxes payable), as described above. If we determine to acquire several businesses simultaneously and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the acquisition transaction. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent integration of the operations and services or products of the acquired companies into a single operating business.

We intend to utilize the cash proceeds of the IPO and the private placement of the placement warrants, our capital securities, debt or a combination of these as consideration to be paid in an acquisition transaction. While substantially all of the net proceeds of the IPO are allocated to completing an acquisition transaction, the proceeds are not otherwise designated for more specific purposes. Accordingly, if the initial acquisition transaction is paid for using equity or debt securities or additional funds from a private offering of debt or equity securities or borrowings, we may apply the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of the acquired business or businesses, the payment of principal or interest due on indebtedness incurred in consummating our initial acquisition transaction, funding the purchase of other companies or for working capital. We may engage in an acquisition transaction with a company that does not require significant additional capital but is seeking a public trading market for its shares and that wants to merge with an already public company to add the experience of the public company’s management team to its company and to avoid the risk that market conditions will not be favorable for an initial public offering at the time the offering is ready to be sold, despite the fact that merging with us would require similar disclosures and, potentially, a similar timeframe as an initial public offering. We may seek to effect an acquisition transaction with more than one target business, although our limited resources may serve as a practical limitation on our ability to do so.

Prior to consummation of our initial acquisition transaction, we will seek to have all prospective target businesses we enter into agreements with and all vendors and service providers that we contract to provide services to us, which we collectively refer to as the contracted parties, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. There is no guarantee that we will be able to get waivers from the contracted parties and there is no guarantee that even if the contracted parties executed such agreements with us that such waivers will be enforceable or that the contracted parties would be prevented from bringing claims against the trust account. In the event that a potential contracted party were to refuse to execute such a waiver, we will execute an agreement with that person only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another person willing to execute such a waiver. Examples of instances where we may engage a third-party that refused to execute a waiver would be the engagement of a third-party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation where management does not believe it would be able to find a provider of required services willing to provide the waiver. If we are unable to complete an acquisition transaction and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Under these circumstances, our board of directors would have a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations. We have questioned our officers and directors on their financial net worth and reviewed their financial information and believe they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Our founders are under no obligation to us to preserve their assets or provide us with information regarding changes in their ability to satisfy these obligations. Notwithstanding, if we become aware of a material change in the ability of any of our founders to satisfy such obligations, we will make such information public by filing a Report of Foreign Private Issuer on Form 6-K. Our board of directors has a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations.

Subject to the requirement that a target business or businesses have a fair market value of at least 80% of the balance in the trust account (excluding taxes payable) at the time of our initial acquisition transaction, we have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses. Accordingly, there is no current basis for our security holders to evaluate the possible merits or risks of the target business with which we may ultimately complete an acquisition transaction. Although our management will assess the risks inherent in a particular target business with which we may combine, we cannot assure you that this assessment will result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely impact a target business.

We may consider an acquisition transaction that will require additional financing, particularly as we intend to focus primarily on acquisitions of middle market companies. We consider middle market companies to be businesses that have reached a scale of at least $150 million of revenue and at least $20 million of earnings before interest, taxes, depreciation and amortization. We believe that our available working capital following the IPO, together with the issuance of additional equity and/or the issuance of debt, would support the acquisition of such a target business. The mix of additional equity and/or debt would depend on many factors. The proposed funding for any such acquisition transaction would be disclosed in the registration statement/proxy materials or tender offer materials relating to the required shareholder redemption rights.

Sources of target businesses

We anticipate that target businesses may be brought to our attention from various unaffiliated parties such as investment banking firms, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and similar sources. Our officers, directors, special advisors and consultants, as well as their affiliates, may also bring to our attention target business candidates. Our management team, special advisors and consultants speak to their various contacts to inform them that we are seeking a target business and request any information that they have for suitable targets. In addition, we receive unsolicited information about potential targets from those who are aware of the blank check market and have noted (either through publications or a monitoring of the SEC’s web site) that we have completed our initial public offering. We will not (i) consummate an acquisition transaction with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders, directors or officers, or (ii) consummate an acquisition transaction with any underwriter, or underwriting selling group member, or any of their affiliates, unless in each case we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the FINRA that an acquisition transaction with such target business is fair to our shareholders from a financial point of view. A summary of such opinion will be included in the disclosure documents filed in connection with the acquisition transaction, and the full text of the fairness opinion will be filed as an exhibit thereto.

We may pay fees or compensation to third parties for their efforts in introducing us to potential target businesses. We may seek to engage someone to assist in finding a potential target business if our management feels that they need assistance to find a suitable target business. If a finder approaches us on an unsolicited basis, our management would decide whether to work with that finder (and pay a finders’ fee) depending on the potential target business such finder proposes. Such payments are typically, although not always, calculated as a percentage of the dollar value of the transaction. We have not anticipated use of a particular percentage fee, but instead will seek to negotiate the smallest reasonable percentage fee consistent with the attractiveness of the opportunity and the alternatives, if any, that are then available to us. We may make such payments to entities we engage for this purpose or entities that approach us on an unsolicited basis. Payment of finders’ fees is customarily tied to consummation of a transaction and certainly would be tied to a completed transaction in the case of an unsolicited proposal. Although it is possible that we may pay finders’ fees in the case of an uncompleted transaction, we consider this possibility to be extremely remote. In no event will we pay any of our officers or directors or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us prior to or in connection with the consummation of an acquisition transaction. In addition, none of our officers or directors will receive any finder’s fee, consulting fees or any similar fees from any person or entity in connection with any acquisition transaction involving us. Following such acquisition transaction, however, our officers or directors may receive compensation or fees including compensation approved by the board of directors for customary director’s fees for our directors that remain following such acquisition transaction. Our directors have advised us that they will not take an offer regarding their compensation or fees following an acquisition transaction into consideration when determining which target businesses to pursue.

Selection of a target business and structuring of an acquisition transaction

Subject to the requirement that a target business or businesses have a fair market value of at least 80% of the balance in the trust account (excluding taxes payable) at the time of our initial acquisition transaction, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. We intend to acquire an operating business through a merger, capital stock exchange, asset acquisition, stock purchase or other similar acquisition transaction; however, there are a number of industries in certain countries (such as Russia) in which direct foreign investment is restricted (including telecommunications services, and online commerce). We will not consider any transaction that does not meet the above described criteria.

In evaluating a prospective target business, our management will primarily consider the criteria and guidelines set forth above under the captions “— Investment Insight and Competitive Advantage” and “— Investment Strategy.” In addition, our management will consider, among other factors, the following:

•	financial condition and results of operations;

•	growth potential;

•	brand recognition and potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	competitive position;

•	barriers to entry by competitors;

•	stage of development of the business and its products or services;

•	existing distribution arrangements and the potential for expansion;

•	degree of current or potential market acceptance of the products or services;

•	proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;

•	impact of regulation on the business;

•	regulatory environment of the industry;

•	seasonal sales fluctuations and the ability to offset these fluctuations through other acquisition transactions, introduction of new products, or product line extensions; and

•	costs associated with effecting the acquisition transaction.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular acquisition transaction will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management to our business objective. In evaluating a prospective target business, we expect to conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as review of financial and other information which will be made available to us.

The time required to select and evaluate a target business and to structure and complete the acquisition transaction, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which an acquisition transaction is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another acquisition transaction.

Fair market value of target business or businesses

The initial target business or businesses with which we combine must have a collective fair market value equal to at least 80% of the balance in the trust account (excluding taxes payable) at the time of such acquisition transaction. At the time we propose an acquisition transaction to our shareholders, we will provide detailed information about the combined company’s capital structure, and will present the information assuming no redemptions and full redemptions by public shareholders.

The fair market value of the target will be determined by our board of directors based upon an analysis conducted by them (which may include an analysis of actual and potential sales, earnings, cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of FINRA with respect to the satisfaction of such criterion. Any such opinion will be included in our proxy materials and/or tender offer materials furnished to our shareholders in connection with an acquisition transaction, and that such independent investment banking firm will be a consenting expert. We will not be required to obtain an opinion from an investment banking firm as to the fair market value of the business if our board of directors independently determines that the target business or businesses has sufficient fair market value to meet the threshold criterion, unless the acquisition transaction is with a target business affiliated with our founders, directors or officers, or with the underwriters, underwriting selling group members or their affiliates as described in more detail herein.

Although there is no limitation on our ability to raise funds privately or through loans that would allow us to acquire a company with a fair market value greater than 80% of the balance in the trust account, no such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

Issuance of additional debt or equity

We may consider an acquisition transaction that will require additional financing, particularly as we intend to focus primarily on acquisitions of middle market companies. We consider middle market companies to be businesses that have reached a scale of at least $150 million of revenue and at least $20 million of earnings before interest, taxes, depreciation and amortization. We believe that our available working capital following the IPO would support the acquisition of such a target business. In addition, we believe that this range is appropriate given that we can issue equity and/or debt securities as part of the consideration to be paid for an acquisition, even in light of the possibility of up to 87.5% redemptions by shareholders who own public shares issued in the IPO. To consummate such an acquisition we may need to issue additional equity securities and/or incur additional debt financing. As the valuation of the proposed target business moves from the lower end to the higher end of that range, a greater amount of such additional equity or debt would be required. The mix of debt or equity would be dependent on the nature of the potential target business, including its historical and projected cash flow and its projected capital needs and the number of our shareholders who exercise or may exercise their redemption rights. It would also depend on general market conditions at the time including prevailing interest rates and debt to equity coverage ratios. For example, capital intensive businesses usually require more equity and mature businesses with steady historical cash flow may sustain higher debt levels than growth companies.

We believe that it is typical for private equity firms and other financial buyers to use leverage to acquire operating businesses. Such debt is often in the form of both senior secured debt as well as subordinated debt, which may be available from a variety of sources. Banks and other financial institutions may provide senior or senior secured debt based on the target company’s cash flow. Mezzanine debt funds or similar investment vehicles may provide additional funding on a basis that is subordinate to the senior or secured lenders. Such instruments typically carry higher interest rates and are often accompanied by equity coverage such as warrants. We cannot assure you that such financing would be available on acceptable terms, if at all. The proposed funding for any such acquisition transaction would be disclosed in the proxy materials and/or tender offer materials relating to the required shareholder redemption rights.

Lack of business diversification

While we may seek to effect acquisition transactions with more than one target business, our initial acquisition transaction must be with one or more target businesses whose fair market value, individually or collectively, is equal to at least 80% of the balance in the trust account (excluding taxes payable) at the time of such acquisition, as discussed above. Consequently, we expect to complete only a single acquisition transaction, although this may entail a simultaneous combination with several operating businesses at the same time. At the time of our initial acquisition transaction, we may not be able to acquire more than one target business because of various factors, including complex accounting or financial reporting issues. For example, we may need to present pro forma financial statements reflecting the operations of several target businesses as if they had been combined historically.

A simultaneous combination with several target businesses also presents logistical issues such as the need to coordinate the timing of negotiations, proxy materials and/or tender offer materials disclosure and closings. In addition, if conditions to closings with respect to one or more of the target businesses are not satisfied, the fair market value of the business could fall below the required fair market value threshold of 80% of the balance in the trust account (excluding taxes payable).

Accordingly, while it is possible that we may attempt to effect our initial acquisition transaction with more than one target business, we are more likely to choose a single target business if all other factors appear equal. This means that for an indefinite period of time, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete acquisition transactions with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating an acquisition transaction with only a single entity, our lack of diversification may:

•	subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after an acquisition transaction, and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.

If we complete an acquisition transaction structured as a merger in which the consideration is our securities, we would have a significant amount of cash available to make add-on acquisitions following our initial acquisition transaction.

Limited ability to evaluate the target business’ management

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting an acquisition transaction with that business, we cannot assure you that our assessment of the target business’ management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business cannot presently be stated with any certainty. While we expect that some of our officers and directors will remain associated in some capacity with us following an acquisition transaction, it is unlikely that any of them will devote their full efforts to our affairs subsequent to an acquisition transaction. Moreover, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Following an acquisition transaction, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Limited available information for privately-held target companies

In accordance with our acquisition strategy, it is quite possible that we will seek an acquisition transaction with one or more privately-held companies. Generally, very little public information exists about these companies, and we will be required to rely on the ability of our officers and directors to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, then we may not make a fully informed investment decision, and we may lose money on our investments.

Limited resources and significant competition for acquisition transactions

We will encounter intense competition from entities having a business objective similar to ours, including private equity groups and leveraged buyout funds, as well as operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience in identifying and completing acquisition transactions. A number of these competitors possess greater technical, financial, human and other resources than we do. Our limited financial resources may have a negative effect on our ability to compete in acquiring certain sizable target businesses. Further, our obligation to redeem for cash the shares held by shareholders who elect redemption may reduce the financial resources available for an acquisition transaction. Our outstanding warrants and the future dilution they potentially represent may not be viewed favorably by certain target businesses. In addition, if our initial acquisition transaction entails a simultaneous purchase of several operating businesses owned by different sellers, we may be unable to coordinate a simultaneous closing of the purchases. This may result in a target business seeking a different buyer and our being unable to meet the threshold requirement that the target business has, or target businesses collectively have, a fair market value equal to at least 80% of the balance in the trust account (excluding taxes payable) at the time of such acquisition.

Any of these factors may place us at a competitive disadvantage in successfully negotiating an acquisition transaction. We cannot assure you that we will be able to successfully compete for an attractive acquisition transaction. Additionally, because of these factors, we cannot assure you that we will be able to effectuate an acquisition transaction within the required time periods. If we are unable to find a suitable target business within such time periods, we will automatically dissolve and liquidate as promptly as practicable.

Time to complete an initial acquisition transaction

We will have until June 21, 2014 (or until September 21, 2014 pursuant to the automatic period extension (described above) to consummate an acquisition transaction. If, as of June 21, 2014, or as of September 21, 2014, as applicable, we have not consummated an acquisition transaction, it will trigger an automatic voluntary liquidation procedure pursuant to our constitutional documents and the Act and the company will promptly as practicable liquidate the trust account as described herein. Pursuant to the terms of the trust agreement between us and American Stock Transfer & Trust Company, LLC, the time period that funds would remain in the trust account and not be released could only be extended with the approval of the holders of 80% of the shares sold in the IPO. If we elect to effect a post-acquisition tender offer and complete an acquisition transaction prior to such time period, but have not completed a post-acquisition tender offer within the applicable period, we will not be required to liquidate and wind up our affairs; however, the release of the funds to us in the case of a post-acquisition tender offer will be conditioned upon completion of such tender offer.

If we elect to have a post-acquisition tender offer and complete an acquisition transaction prior to 18 months from the completion of the IPO or prior to the automatic period extension (described above), but have not commenced or completed a post-acquisition tender offer within the applicable period, then within 5 business days thereafter, we will automatically liquidate the trust account and release to our public shareholders, except for holders of Class C Shares, a pro rata portion of the trust account. Our initial shareholders have agreed with respect to the founders’ shares and underwriter shares to waive their rights to participate in any distribution from the trust account, but not with respect to any callable Class A Shares they acquire in the IPO or in the aftermarket. There will be no distribution from the trust account with respect to our warrants, and all rights of our warrants will terminate if we fail to consummate our initial acquisition transaction on or before June 21, 2014 or by September 21, 2014, pursuant to the automatic period extension (described above).

In connection with a shareholder vote to amend Article 131 of our Amended and Restated Memorandum and Articles of Association (the article that contains all of the special provisions applicable to us prior to and in connection with our initial acquisition transaction) prior to consummation of our initial acquisition transaction, our initial shareholders have agreed to vote their founders’ shares and underwriter shares in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for such purpose. In addition, each of our initial shareholders, directors, and officers has agreed that if he, she or it acquires ordinary shares in or following the IPO, he, she or it will not to exercise redemption rights in connection with such shares.

Extension of time to complete an acquisition transaction to 21 months

We have until June 21, 2014 to effect our initial acquisition transaction. However, unlike most other blank check companies, if we have entered into a letter of intent, agreement in principle or definitive agreement with respect to an acquisition transaction on or before June 21, 2014 and an initial filing with the SEC of a tender offer, proxy, or registration statement is made by such date, then the date before which we must complete our initial acquisition transaction will automatically be extended to September 21, 2014 (which we refer to as the automatic period extension in this report).

We believe that extending the date before which we must complete our initial acquisition transaction to September 21, 2014 may be necessary due to the circumstances involved in the evaluation and closing of an acquisition transaction in Russia or Eastern Europe, including preparing audited financial statements in accordance with applicable accounting standards, the possible need for restructuring and reorganizing corporate entities and assets (particularly with respect to state-owned enterprises) and the requirements of complex local regulatory filings and approvals.

If at the end of the extended period we have not effected such acquisition transaction, we will wind-up our affairs as promptly as practicable and liquidate and release only to our public shareholders, as part of our plan of distribution, the proceeds of the trust account, net of (i) interest earned on the trust account that may be released to us to pay any taxes we incur, and (ii) interest earned by the trust account that may be released to us from time to time to fund our working capital and general corporate requirements.

Shareholder redemption rights

Unlike many other blank check companies, we are not required to have a shareholder vote to approve our initial acquisition transaction, unless the nature of the acquisition transaction would require shareholder approval under applicable British Virgin Islands law. Shareholder approval would normally only be required under British Virgin Islands law where the acquisition transaction involved a statutory merger of our company with another company or a scheme of arrangement sanctioned by the courts of the British Virgin Islands where our shareholders would give up or transfer their shares in our company in consideration of the issue of shares in another company which would alter the rights attached to our shares or amendments to our memorandum and articles of association. A merger of our wholly-owned subsidiary with another company would not normally require shareholder approval under our memorandum and articles or the BVI Business Companies Act. Accordingly, we will have a high degree of flexibility in structuring and consummating our initial acquisition transaction, and currently intend to structure our initial acquisition transaction so that a shareholder vote is not required. Notwithstanding, our Amended and Restated Memorandum and Articles of Association provide that public shareholders will be entitled to redeem or will have their shares automatically redeemed for cash equal to the pro rata portion of the trust account (initially $10.40 per unit) in connection with our initial acquisition transaction, regardless of how it is structured.

The manner in which public shareholders may redeem their shares or will have their shares automatically redeemed will depend on the structure of the transaction. We intend to structure our initial acquisition transaction and shareholder redemption rights in one of the following ways:

•	Pre-acquisition tender offer: At the discretion of our directors and if a shareholder vote is not required by British Virgin Islands law, we may structure the acquisition transaction as an acquisition that does not require shareholder approval. Prior to the consummation of such an acquisition transaction, we would initiate a tender offer by filing tender offer documents with the SEC in accordance with Rule 13e-4 and Regulation 14E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. The tender offer would be for all outstanding callable Class A Shares at a price equal to a pro rata share of the trust account. The tender offer documents would include information substantially similar to that which would be required in connection with a proxy statement compliant with U.S. securities regulations regarding the solicitation of shareholder votes to approve an acquisition transaction, and the closing of the acquisition transaction would be cross-conditioned with the closing of the tender offer. Our initial shareholders have agreed to not tender any shares they own in such tender offer. Public shareholders will be entitled to tender all or a portion of their callable Class A Shares in a pre-acquisition tender offer, and we will not pro-rate any shares tendered. We would proceed with an acquisition transaction only if public shareholders owning no more than 87.5% of the public shares exercise their redemption rights. The redemption threshold was set at 87.5% so that we would have more than $5,000,000 in net tangible assets following the IPO, which means we are not required to comply with Rule 419 of the Securities Act.

•	Post-acquisition tender offer: At the discretion of our directors and if a shareholder vote is not required by British Virgin Islands law, we may structure the acquisition transaction as an acquisition transaction that does not require shareholder approval and that would only require us to engage in a tender offer post-transaction. Prior to the consummation of such an acquisition transaction, we will file a Report of Foreign Private Issuer on Form 6-K with the SEC disclosing that we have entered into a definitive acquisition transaction agreement, that we intend to consummate the transaction without a shareholder vote or a pre-acquisition tender offer, and that would include disclosure regarding the target (including audited financial statements of the target, risk factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations) and the proposed transaction similar to what would be included in a proxy statement compliant with U.S. securities regulations regarding the solicitation of shareholder votes to approve an acquisition transaction. After such Form 6-K is on file with the SEC, we would close the acquisition transaction upon satisfaction of all closing conditions and within 30 days of the closing, commence a tender offer for all outstanding callable Class B Shares by filing tender offer documents with the SEC in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act. Public shareholders will be entitled to tender all or a portion of their callable Class B Shares in a post-acquisition tender offer, and we will not pro-rate any shares tendered. The tender offer documents would include the same information about the target business as was contained in the Form 6-K discussed above. The release to us of the proceeds from the IPO held in the trust account would be conditioned on the closing of the tender offer.

In connection with the post-acquisition tender offer, public shareholders would be subject to a redemption threshold of 87.5%, whereby public shareholders holding no more than 87.5% of the public shares exercise their redemption rights. The redemption threshold was set at 87.5% so that we would have more than $5,000,000 in net tangible assets following the IPO, which means we are not required to comply with Rule 419 of the Securities Act. As provided in our Amended and Restated Memorandum and Articles of Association, we may not proceed with an acquisition transaction in contemplation of a post-acquisition tender offer if holders of more than 87.5% of the shares sold in the IPO may participate in such post-acquisition tender offer. If we structure the acquisition transaction in this manner, then depending on the amount of money our target business requires us to retain in the trust account after shareholders have been given the right to redeem and to ensure that we maintain the 87.5% redemption threshold, we must, after the Form 6-K is filed with the SEC, seek that certain shareholders (holders of 5% or more of the public shares who are also accredited investors) elect to convert all of their callable Class A Shares into Class C Shares immediately prior to consummation of the acquisition transaction, with any remaining callable Class A Shares other than founders’ shares automatically converting to callable Class B Shares immediately following consummation of the acquisition transaction. The founder’s shares and the underwriter shares will also automatically convert into Class C shares on a one-for-one basis immediately following consummation of an acquisition transaction. We will contact the accredited investors to seek conversion of our Class A Shares through contacts that investment bankers or other service providers that we engage have. It is not anticipated that such accredited investors will receive any information greater than that released to the public unless such accredited investors sign a non-trading and non-disclosure agreement with us. We will determine who we can solicit by examining a non-objecting beneficial owner list and public filings relating to beneficial ownership in order to determine the stockholders who own greater than 5% of our ordinary shares. The automatic conversion of the callable Class A Shares to callable Class B Shares is necessary to avoid the possibility that the shareholders who elect to convert their callable Class A Shares to Class C Shares be deemed to be participating in the post-acquisition tender offer and to have received different (i.e. Class C Shares versus cash equal to a pro rata portion of the trust account) consideration for shares tendered in the IPO. We would seek out such shareholders immediately prior to the consummation of the acquisition transaction. The exchange ratio of callable Class A Shares for Class C Shares would be on a one-for-one basis and other than the exchange of shares, no other compensation will be paid to converting shareholders. Upon closing of the acquisition transaction, all remaining callable Class A Shares will be automatically converted into callable Class B Shares on a one-for-one basis, which would be eligible to participate in any post-acquisition tender offer. The Class C Shares issuable upon conversion of the Class A Shares were not registered in connection with the IPO.

The tender offer would be for all outstanding callable Class B Shares at a price equal to a pro rata share of the trust account (which pro rata share would be based on the total number of shares issued in the IPO). Holders of callable Class A Shares who elect to convert their shares into Class C Shares prior to consummation of the acquisition transaction would not be entitled to participate in the issuer tender offer, while holders of callable Class A Shares that have their shares automatically converted to callable Class B Shares would be entitled to participate in the issuer tender offer. If we (i) fail to commence the post-acquisition tender offer within 30 days of consummation of the acquisition transaction, (ii) fail to complete the issuer tender offer within 6 months of consummation of the acquisition transaction, or (iii) in any event, fail to consummate a post-acquisition tender offer within 21 months of the consummation of the IPO, then within 5 business days thereafter, we will automatically liquidate the trust account and release to our public shareholders, except for holders of Class C Shares, a pro rata portion of the trust account. The holders of Class C Shares and public warrant holders will continue to hold their securities in us. If we are unable to obtain sufficient conversions to Class C Shares to ensure that we maintain the 87.5% threshold, we will not be able to consummate the acquisition transaction. For more information about the various rights of each class of our securities, see “Description of Securities,” and for more information about voluntary and automatic conversion of our callable Class A Shares into Class C Shares in connection with a post-acquisition tender offer, see “Proposed Business — Effecting an Acquisition Transaction — Post-Acquisition Tender Offer.”

If we are no longer an FPI and a shareholder approval of the transaction is required by British Virgin Islands law or the NASDAQ Capital Market or we decide to obtain shareholder approval for business reasons, we will:

•	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•	file proxy materials with the SEC.

The redemption rights described above are only available to holders of callable Class A Shares or callable Class B Shares, as the case may be. If we are required to offer redemption rights to all holders of our ordinary shares, our founders have agreed to not tender their securities for redemption.

We may be required to obtain shareholder approval in connection with an acquisition transaction if, for example, we are the entity directly participating in a merger or required to amend our Amended and Restated Memorandum and Articles of Association to alter the rights of our shareholders.

A potential target may make it a closing condition to our acquisition transaction that we have a certain amount of cash in excess of the minimum amount we are required to have pursuant to our organizational documents available at the time of closing. If so, we will effectively be required to adjust the redemption threshold to reduce the number of shares that can be redeemed (thereby reducing the 87.5% threshold) in connection with such acquisition transaction or obtain an alternative source of funding. If the number of our shareholders electing to exercise their redemption rights has the effect of reducing the amount of money available to us to consummate an acquisition transaction below such minimum amount and we are not able to locate an alternative source of funding, we will not be able to consummate such acquisition transaction and we may not be able to locate another suitable target within the applicable time period, if at all. As a result, public shareholders may have to wait for longer than 18 months (or 21 months pursuant to the automatic period extension as described above) in order to be able to receive a pro rata portion of the trust account in connection with our dissolution and liquidation. See “Risk Factors — Even though we have a redemption threshold of 87.5%, we may be unable to consummate an acquisition transaction if a target business requires that we have cash in excess of the minimum amount we are required to have at closing, and public shareholders may have to remain shareholders of our company and wait until our liquidation to receive a pro rata share of the trust account or attempt to sell their shares in the open market.”

We will proceed with an acquisition transaction only if public shareholders owning no more than 87.5% of the shares sold in the IPO exercise their redemption rights. The redemption threshold was set at 87.5% so that we would have a minimum of $5,000,000 in net tangible assets post initial public offering, which permits us to not comply with Rule 419 of the Securities Act.

We elected to permit redemptions in these different fashions so that we would have more flexibility in structuring a successful acquisition transaction than similarly structured blank check companies. The way we structure our transaction will be determined by circumstances at the time and the requirements of our target business, so we cannot provide any definitive guidance on which structure we will use, other than that we will use the structure that we believe will allow us to complete a successful acquisition. However, for example we expect that:

•	If the target business wanted to complete the transaction quickly, we would try to structure the transaction to make use of a post-acquisition tender offer; or

•	If the target business wanted to know exactly how much money would remain in trust prior to closing, we would try to structure the transaction as a pre-acquisition tender offer.

Similarly, if we structure the acquisition transaction to require a post-acquisition tender offer and we elect to seek that certain shareholders convert all of their callable Class A Shares into Class C Shares, then the methodology of how we will approach such holders will be determined by circumstances at the time and the requirements of our target business. However, we expect that:

•	If we do not have a specific threshold requirement to complete the acquisition transaction, but are required to retain as much of the funds in the trust account as possible, we would approach all eligible shareholders and attempt to negotiate a conversion with each of them;

•	If we have a specific threshold amount that we need to achieve to complete the acquisition transaction that will require multiple shareholders to convert in order to be achieved, we may approach all eligible shareholders initially and enter into conversion agreements with shareholders until we have negotiated the required number of conversions; or

•	If we have a specific threshold amount that we need to achieve to complete the acquisition transaction that will require only one eligible shareholder to convert in order to be achieved, we may approach the shareholder with the sufficient number of callable Class A Shares closest to such threshold and attempt to negotiate a conversion with such shareholder.

We may be required to obtain shareholder approval in connection with an acquisition transaction if, for example, we are the entity directly participating in a merger or required to amend our Amended and Restated Memorandum and Articles of Association to alter the rights attaching to our shares.

Dissolution and liquidation if no acquisition transaction

Pursuant to the terms of the trust agreement by and between us and American Stock Transfer & Trust Company, LLC, our Amended and Restated Memorandum and Articles of Association and applicable provisions of British Virgin Islands law, if we do not consummate our initial acquisition transaction within 18 months (or 21 months pursuant to the automatic period extension, as described above) from the completion of the IPO, our directors will be required to consider a resolution to approve a plan of liquidation and appointment of a liquidator. Additionally, American Stock Transfer & Trust Company, LLC, will, as promptly as practicable, liquidate and release only to our public shareholders, as part of our plan of distribution, the amount in our trust account, including accrued but undistributed interest, net of (i) interest earned on the trust account that may be released to us to pay any taxes we incur, (ii) interest earned by the trust account that may be released to us from time to time to fund our working capital and general corporate requirements and (iii) a pro rata share of the trust account that may be released to us for each callable Class A Share (excluding the founders’ shares) converted to a Class C Share upon completion of an acquisition transaction, by the number of shares sold in the IPO. In addition, we will release only to our public shareholders, as part of our plan of distribution, any remaining net assets. No vote would be required from our shareholders to commence such a voluntary winding up and dissolution.

In the case of a full voluntary liquidation procedure, a liquidator would within 30 days of his appointment notify creditors of his intention to make a distribution as required by British Virgin Islands law, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. As soon as the affairs of the company are fully wound-up, the liquidator must file a statement that the liquidation has been completed after which the British Virgin Islands Registrar of Corporate Affairs will issue a certificate of dissolution of our company.

Additionally, in any liquidation proceedings of our company under British Virgin Islands law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of our company might seek to hold a shareholder liable to contribute to our estate to the extent of distributions received by them pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims for having paid public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our initial shareholders have agreed to waive their rights to participate in any liquidating distribution as part of our plan of distribution with respect to the securities acquired by them before the IPO, including the founders’ shares initial shareholders, but not with respect to any public shares they acquire in the IPO or aftermarket, if we fail to consummate an acquisition transaction. There will be no distribution from the trust account with respect to our warrants, and all rights of our warrants will terminate upon our liquidation.

We estimate that our total costs and expenses for implementing and completing our shareholder-approved dissolution and plan of distribution will be approximately $10,000. This amount includes all costs and expenses related to filing our liquidation and subsequent dissolution in the British Virgin Islands, the winding up of our company, legal fees and other filing fees. We believe that there should be sufficient funds available either outside of the trust account or made available to us out of the net interest earned on the trust account and released to us as working capital to fund the $10,000 in costs and expenses. If such funds are insufficient, our founders have agreed to advance us the funds necessary to complete such liquidation and have agreed not to seek repayment for such expenses.

Prior to consummation of our initial acquisition transaction, we will seek to have all prospective target businesses we enter into agreements with and all vendors and service providers that we contract to provide services to us, which we collectively refer to as the contracted parties, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. There is no guarantee that we will be able to get waivers from the contracted parties and there is no guarantee that even if the contracted parties executed such agreements with us that such waivers will be enforceable or that the contracted parties would be prevented from bringing claims against the trust account. In the event that a potential contracted party were to refuse to execute such a waiver, we will execute an agreement with that person only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another person willing to execute such a waiver. Examples of instances where we may engage a third-party that refused to execute a waiver would be the engagement of a third-party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation where management does not believe it would be able to find a provider of required services willing to provide the waiver. If we are unable to complete an acquisition transaction and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Under these circumstances, our board of directors would have a fiduciary obligation to our founders to bring a claim against our officers and directors to enforce their indemnification obligations. We have questioned our officers and directors on their financial net worth and reviewed their financial information and believe they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. our founders are under no obligation to us to preserve their assets or provide us with information regarding changes in their ability to satisfy these obligations. Notwithstanding, if we become aware of a material change in the ability of any of our founders to satisfy such obligations, we will make such information public by filing a Report of Foreign Private Issuer on Form 6-K. Our board of directors has a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations.

Additionally, if we are forced to file liquidation or bankruptcy proceedings or involuntary liquidation or bankruptcy proceedings are filed against us which are not dismissed, the funds held in our trust account will be subject to applicable bankruptcy and insolvency law, and may be included in our bankruptcy estate and subject to claims of third parties with priority over the claims of our public shareholders. To the extent bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them.

Amended and Restated Memorandum and Articles of Association

Summary

Registered Office. Under our Amended and Restated Memorandum of Association, the address of our registered office is FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

Objects and Purposes. Under Clause 4(1) of our Amended and Restated Memorandum of Association, we have the capacity to carry on or undertake any business or activity.

Directors. Under Article 74 of our Articles of Association, no contract or transaction between us and one or more of our Directors (an “Interested Director”) or officers, or between us and any of their affiliates (an “Interested Transaction”), will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board or committee which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:

(a)	The material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the our board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b)	The material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to our shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of our shareholders; or

(c)	The contract or transaction is fair as to us as of the time it is authorized, approved or ratified, by the board, a committee or the Shareholders.

A majority of independent directors must vote in favor of any Interested Transaction and determine that the terms of the Interested Transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Our board shall review and approve all payments made to the founders, officers, directors, special advisors, consultants and their respective affiliates, other than the payment of an aggregate of $7,500 per month to CIS Acquisition Holding Co. Ltd., an affiliate of Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, our director, for office space, administrative services and secretarial support, and any Interested Director shall abstain from such review and approval. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid.

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue 155,000,000 shares divided into: (i) 25,000,000 Class A Shares; (ii) 25,000,000 Class B Shares; (iii) 25,000,000 Class C shares; (iv) 75,000,000 ordinary shares; and (v) 5,000,000 preferred shares, each par value $0.0001 per share. As of October 31, 2013, 5,136,000 Class A Shares are issued and outstanding. Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the board of directors redeem our shares for such consideration as the board of directors determines.

Alteration of Rights. If, at any time, our authorized number of shares is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class.

Meetings. At least 10 days’ (exclusive of the date that notice is given and the date on which event for which notice is given is to take effect) notice of a meeting shall be given to each shareholder entitled to attend and vote thereat, stating the date, place, and time at which the meeting is to be held, and if different, the record date for determining shareholders entitled to attend and vote at the meeting, and the general nature of the business to be conducted at the meeting. A meeting shall, notwithstanding the fact that it is called on shorter notice than otherwise required, be deemed to have been properly called if it is attended, or such notice is waived, by 90% of the shareholders entitled to attend and vote thereat. The inadvertent failure to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Limitations on the Right to Own Securities. There are no limitations on the rights to own our securities, or limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities, contained in our Amended and Restated Memorandum and Articles of Association (or under British Virgin Islands law).

Provisions relating to the acquisition transaction

Our Amended and Restated Memorandum and Articles of Association sets forth certain requirements and restrictions relating to the IPO that apply to us until the consummation of our initial acquisition transaction or post-acquisition tender offer, as the case may be. Specifically, our Amended and Restated Memorandum and Articles of Association provide that:

•	if we have entered into a letter of intent, agreement in principle or definitive agreement with respect to an acquisition transaction on or before June 21, 2014 and an initial filing with the SEC of a tender offer, proxy, or registration statement is made by such date, then the date before which we must complete our initial acquisition transaction will automatically be extended to September 21, 2014;

•	we may consummate our initial acquisition transaction only if public shareholders owning no more than 87.5% of the ordinary shares sold in the IPO exercise, or may exercise, their redemption rights;

•	if we have not completed an initial acquisition transaction within 18 months (or 21 months pursuant to the automatic period extension, as described above), we will dissolve and liquidate the trust account and distribute to public shareholders a pro rata share of the trust account determined by dividing the total amount in the trust account by the number of shares sold in the IPO (initially $10.40 per share), plus any remaining net assets;

•	our management will take all actions necessary to liquidate our trust account to our public shareholders as part of our plan of dissolution if an acquisition transaction is not consummated within the time periods specified in this report;

•	our public shareholders’ rights to receive a portion of the trust account is limited to the extent that they may receive only a portion of the trust account and only upon liquidation of our trust account in the event we do not consummate an acquisition transaction within 18 months (or 21 months pursuant to the automatic period extension, as described above) following the consummation of the IPO or upon the exercise of their redemption rights in connection with the consummation of an acquisition transaction;

•	our initial acquisition transaction must be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of the amount in the trust account (excluding taxes payable) at the time of such acquisition transaction;

•	following the IPO and prior to the time that we liquidate the trust account, we will not issue any securities that participate in the proceeds of our initial public offering that are held in the trust account or that have a vote in connection with any matter related to our initial acquisition transaction;

•	the board of directors shall review and approve all payments made to our founders, officers, directors, special advisors, consultants, and their respective affiliates with any interested director abstaining from such review and approval, other than the payment of an aggregate of $7,500 per month to CIS Acquisition Holding Co. Ltd. for office space, administrative services and secretarial support. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid.

•	we may not to enter into any transaction with any of our officers, directors or any of our or their respective affiliates without the prior approval by a majority of our disinterested directors, and unless our disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties; and

•	we may not (i) consummate an acquisition transaction with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders or our directors or officers, or (ii) consummate an acquisition transaction with any underwriter, or underwriting selling group member, or any of their affiliates, unless in each case we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the Financial Industry Regulatory Authority, or FINRA, that an acquisition transaction with such target business is fair to our shareholders from a financial point of view.

Pursuant to our Amended and Restated Memorandum and Articles of Association, the foregoing provisions may be amended by at least 80% of the voting power of the total number of ordinary shares that were issued in the IPO. In addition, the relevant portions of the agreement governing the trust account can only be amended with the consent of 80% of the voting power of the callable Class A Shares or the callable Class B Shares. The agreement governing the trust account does not require consent of 100% of the voting power of the callable Class A Shares or the callable Class B Shares because we believe that it is in the best interest of our shareholders to allow a substantial majority of our public shareholders to amend the terms of the agreement if they so desire. Except for the shares issued immediately prior to the IPO and the callable Class A Shares underlying the units issued in connection with the IPO, we will not issue securities with voting rights to vote on any proposals to amend our Amended and Restated Memorandum and Articles of Association prior to the time that we liquidate the trust account. These provisions could also be eliminated by our completing a very small acquisition with minimal assets and operations. If any of these provisions are amended or eliminated, our shareholders:

•	may not have all of the rights they previously had;

•	might not receive the amount anticipated in connection with a redemption or liquidation; and

•	might not receive amounts from the trust account in the time frames specified in this report.

In addition, our Amended and Restated Memorandum and Articles of Association provide shareholders with redemption rights only in connection with an acquisition transaction. In the event that a vote is called not in connection with an acquisition transaction to consider other amendments to our Amended and Restated Memorandum and Articles of Association no redemption rights will be granted.

Competition

In identifying, evaluating and selecting a target business for an acquisition transaction, we may encounter intense competition from other entities having a business objective similar to ours including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking acquisitions. Many of these entities are well established and have extensive experience identifying and effecting acquisition transactions directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. While we believe there are numerous potential target businesses with which we could combine, our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore:

•	our obligation to redeem for cash shares held by our public shareholders who exercise their redemption rights in connection with our initial acquisition transaction may reduce the resources available to us for an acquisition transaction;

•	our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and

•	the requirement to acquire an operating business that has a fair market value equal to at least 80% of the balance of the trust account at the time of the acquisition (excluding taxes payable) could require us to acquire the assets of several operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate the acquisition transaction.

Any of these factors may place us at a competitive disadvantage in successfully negotiating an acquisition transaction.

Although none of our officers and directors is currently affiliated with any “blank check” companies, they may in the future become affiliated with entities, including other “blank check” companies that are engaged in business activities similar to those intended to be conducted by us. Furthermore, each of our principals may become involved with subsequent blank check companies similar to our company. Additionally, our officers and directors may become aware of business opportunities that may be appropriate for presentation to us and the other entities to which they owe fiduciary duties. For a list of the entities to which our officers and directors owe fiduciary duties, see “Management — Conflicts of Interest.”

Facilities

We currently maintain our executive offices in approximately 800 square feet of office space at 89 Udaltsova Street, Suite 84, Moscow, Russia 119607. The cost for this space will be included in the $7,500 per month fee described above that CIS Acquisition Holding Co. Ltd. charges us for office space, administrative services and secretarial support for a period commencing on the date of the IPO and ending on the earlier of our consummation of an acquisition transaction or our liquidation. CIS Acquisition Holding Co. Ltd. is an affiliate of Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, our director.

Periodic Reporting and Audited Financial Information

We have registered our units, our Class A and Class B ordinary shares, and the warrants underlying the units under the Securities Exchange Act of 1934, as amended, and have reporting obligations, including the requirement that we file annual reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, our annual reports will contain financial statements audited and reported on by our independent accountants.

Although we will be registered under the Exchange Act, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from certain of the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we have agreed with the underwriters that for the period commencing with the date of the IPO and ending on the consummation of our initial acquisition transaction, we will comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for annual reports on Form 20-F and reports of Foreign Private Issuer on Form 6-K complying with those rules and regulations. In addition, we have agreed with the representative of the underwriters that we will furnish to American shareholders an English language version of our annual financial statements and all other materials regularly provided to other shareholders, and publish, at least semi-annually, an English language version of our interim financial statements filed with the SEC.

We will not acquire a target business if we cannot obtain audited financial statements in accordance with applicable accounting standards for such target business. We will provide these financial statements in the proxy materials or tender offer materials prepared in connection with our initial acquisition transaction. Our management believes that the need for target businesses to have, or be able to obtain, audited financial statements may limit the pool of potential target businesses available for acquisition.

Documents concerning us that are referred to in this document may be inspected at 89 Udaltsova Street, Suite 84, Moscow, Russia 119607.

Legal Proceedings

There is no litigation currently pending or threatened against us or any of our officers or directors in their capacity as such.

C.	Organizational Structure

We were formed on November 28, 2011, under the laws of the British Virgin Islands. We do not have any subsidiaries.

D.	Property, plant and equipment

We currently maintain our executive offices in approximately 800 square feet of office space at 89 Udaltsova Street, Suite 84, Moscow, Russia 119607. The cost for this space is included in the $7,500 per month fee described above that CIS Acquisition Holding Co. Ltd. charges us for office space, administrative services and secretarial support for a period commencing on the date of the IPO and ending on the earlier of our consummation of an acquisition transaction or our liquidation. CIS Acquisition Holding Co. Ltd. is an affiliate of Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, our director.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our condensed consolidated financial statements and footnotes thereto contained in this report.

Forward Looking Statements

All statements other than statements of historical fact included in this Form 20-F including, without limitation, statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward looking statements. When used in this Form 20-F, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management, identify forward looking statements. Such forward looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those contemplated by the forward looking statements as a result of the risk factors and other factors detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in Part I, Item 3, above. All subsequent written or oral forward looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph.

Overview

We were formed on November 28, 2011 under the laws of the British Virgin Islands as an innovated public acquisition company (“IPAC”). The Company was formed to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets that the Company has not yet identified (“Acquisition Transaction”). An IPAC is a blank check company that permits the Company to return funds from a trust account to redeeming shareholders after the completion of an Acquisition Transaction. Although the Company is not limited to a particular geographic region or industry, it intends to focus on operating businesses with primary operations in Russia and Eastern Europe. As of October 31, 2013, the Company had not yet commenced operations.

Critical Accounting Policies

Fair Value

The carrying amounts of cash, cash equivalents, restricted cash, and accrued expenses and other current liabilities, approximate fair value due to the short-term nature of these instruments.

Fair value is defined as an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.
Level 2.	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.
Level 3.	Significant unobservable inputs that cannot be corroborated by market data.

Derivative Warrant Liabilities

The Company accounts for the 4,000,000 public warrants and 4,500,000 placement warrants in accordance with the guidance contained in ASC 815-40-15-7D whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date until exercise, redemption or expiration, and any change in fair value is recognized in the Company’s statements of operations.

Ordinary Shares Subject to Possible Conversion

The ordinary public shares contain a redemption feature. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity.

Accordingly, 3,500,000 of the 4,000,000 public shares were classified outside of permanent equity at redemption value because the redemption rights are subject to the occurrence of certain events that are outside of the Company’s control. The redemption value at October 31, 2013 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account ($10.40 per share at October 31, 2013).

Status as Emerging Growth Company

We are an emerging growth company as defined in the JOBS Act. As an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Results of Operations

Our entire activity from inception up to the closing of our initial public offering on December 21, 2012 was in preparation for that event. Since the offering, our activity has been limited to the evaluation of business combination candidates, and we will not be generating any operating revenues until the closing and completion of our initial business combination. We expect to generate small amounts of non-operating income in the form of interest income on cash and cash equivalents.

We incurred net losses of $3,429,198, $4,873 and $3,434,071 for the year ended October 31, 2013, for the period November 28, 2011 (inception) through October 31, 2012 and for the period from November 28, 2011 (inception) through October 31, 2013, respectively. Our net losses for the year ended October 31, 2013, for the period November 28, 2011 (inception) through October 31, 2012 and for the period from November 28, 2011 (inception) through October 31, 2013 included (i) legal and professional fees of $95,252, $4,873 and $100,125 which were incurred principally in connection with our formation, the pursuit of an Acquisition Transaction and to comply with our public company reporting obligations, (ii) amounts paid to CIS Acquisition Holding Co. Ltd. for office space, administrative services and secretarial support of $75,000, $0 and $75,000, (iii) general and administrative expenses of $43,567, $0 and $43,567, which included a charge of $5,000 for a theft loss in connection with an unrecovered loss from an unauthorized bank transaction and (iv) a charge of $3,230,000, $0 and $3,230,000 to record the fair value of the warrant derivative liability for public warrants and the placement warrants (See discussion below).

While preparing its balance sheet as of April 30, 2013, the Company identified and corrected an error related to the accounting for the Company’s outstanding warrants. The amount of the error was approximately $3,570,000 as of December 21, 2012. The Company determined that its outstanding warrants should have been accounted as a liability recorded at fair value and that this liability should be re-measured at each reporting period with changes in fair value being reflected in the statement of operations. The determination of this accounting methodology was made as a result of potential adjustments to the exercise price of the warrants in certain circumstances as described in the warrant agreements which do not meet the criteria for equity treatment described in ASC 815-45-7D.

In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company has evaluated these errors, based on an analysis of quantitative and qualitative factors, as to whether they were material to each of the prior reporting periods affected and if amendments of previously filed Reports of Foreign Private Issuer on Form 6-K with the SEC are required. The Company has determined that though quantitatively and qualitatively material to the previously furnished balance sheet dated December 21, 2012 on Form 6-K filed with the SEC on December 28, 2012 , the Company believes the recording of the warrants as liability instruments would not have influenced an investor’s decision making process and has determined to record the liability in the year ended October 31, 2013, as opposed to a restatement and reissuance of the previously furnished balance sheet. The charge of $3,230,000 to record the fair value of the warrant liability represents the effect of the fair value upon issuance of $3,570,000, net of the adjustment to fair value of $340,000 through October 31, 2013.

Financial Condition and Liquidity

The net proceeds from our IPO and Private Placement, after deducting offering expenses of $718,809 and underwriting discounts of $720,000, were $41,938,911. Of this amount, $41,600,000 was placed in the trust account. The remaining $338,191 of net proceeds not in trust have been and will continue to be used for working capital purposes.

We intend to use the net proceeds of our initial public offering and private placement sale of warrants, including the funds held in the trust account, to acquire a target business and to pay our expenses relating thereto. To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the remaining proceeds held in the trust account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees, which we had incurred prior to the completion of our business combination if the funds available to us outside of the trust account were insufficient to cover such expenses.

Generally, the proceeds held in the trust account will not be released to us until the earlier of our completion of an initial business combination and our redemption of 100% of the outstanding public shares upon our failure to consummate a business combination within the required time period. Notwithstanding the foregoing, there can be released to us from the trust account (1) any interest earned on the funds in the trust account that we need to pay our income or other tax obligations and (2) any remaining interest earned on the funds in the trust account that we need for our working capital requirements.

As of October 31, 2013, we had $135,659 in our operating bank accounts and $41,614,621 in restricted cash and equivalents held in trust to be used for an initial business combination. As of October 31, 2013, we have not withdrawn from the trust account any interest income for our working capital and tax obligations. As of October 31, 2013, $14,621 of the amount on deposit in the trust account represents interest income, which was available to be withdrawn by us as described above. As of March 4, 2014 for the week ended February 28, 2014, U.S. Treasury Bills with one month, three month, and six month maturities were yielding approximately 0.04%, 0.05% and 0.08%, respectively. While we may invest in other securities, we believe such rates are representative of those we may receive on the balance of the trust account.

Until consummation of our initial business combination, we will be using the funds not held in the trust account, plus the interest earned on the trust account balance that may be released to us to fund our working capital requirements, for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination. We believe the funds not held in trust, plus the interest earned on the trust account balance that may be released to us, will be sufficient to fund our operations through at least September 21, 2014, assuming we have not consummated a business combination during that period of time.

If our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to us from the trust account is less than we expect as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. In the current economic environment, it has become especially difficult to obtain acquisition financing. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

We anticipate that we will need to use all of the remaining funds in cash as well as entering into contingent fee arrangements with our vendors in order to meet the expenditures required for operating our business until we consummate our initial business combination. We may need to raise additional capital through loans or additional investments from our sponsors, officers, directors or third parties. Our sponsors, officers and directors are not obligated to loan us funds as may be required. If we consummate our initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the remaining proceeds held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of our business plan, and controlling overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These factors raise substantial doubt about our ability to continue as a going concern.

Commencing on December 18, 2012 and ending upon the consummation of a business combination or our liquidation, we have agreed to pay to CIS Acquisition Holding Co. Ltd. a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the date of the IPO and ending on the earlier of our consummation of an acquisition transaction or our liquidation. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid. During the year ending October 31, 2013, for the period February 24, 2011(inception) through October 31, 2012 and for the period February 24, 2011(inception) through October 31, 2013, the Company has incurred $75,000, $0 and $75,000, respectively, for these office space expenses to CIS Acquisition Holding Co., Ltd.

The Company issued an $180,155 unsecured promissory note to Intercarbo AG on February 13, 2012. Additional unsecured promissory notes in the amounts of $52,000 and $170,000 were issued on April 30, 2012 and July 16, 2012, respectively. The notes were non-interest bearing and pursuant to their terms were to be repaid promptly after the consummation of the Public Offering. On December 24, 2012, the Company repaid $387,155 representing the aggregate balance outstanding. Intercarbo AG is an affiliate of Mr. Taras Vazhnov, a director of the Company

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of October 31, 2012.

Contractual Obligations

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year
Fee payable to CIS Acquisition Holding Co., Ltd. for office space and general and administrative services	$82,500	$82,500
TOTAL	$82,500	$82,500

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our current directors and executive officers, their ages and positions are as follows:

Name	Age	Position
Anatoly Danilitskiy	61	Chairman and Chief Executive Officer
Kyle Shostak	42	Director, Chief Financial Officer and Secretary
Taras Vazhnov(1)(2)(3)	41	Director
Levan Vasadze(1)(2)(3)	42	Director
David R. Ansell(1)(2)(3)	68	Director

(1)	Member of audit committee

(2)	Member of compensation committee

(3)	Member of nominations committee

Below is a summary of the business experience of each of our executive officers and directors:

Anatoly Danilitskiy has been our Chairman and Chief Executive Officer since our inception. From 2004 to 2009, Mr. Danilitskiy established and led National Reserve Corporation, or NRC, to consolidate its strategic non-banking investment assets to become one the Russia’s largest private holding companies. Also from 2004 to 2009, Mr. Danilitskiy served as Chairman of CIS Interfincom AG, a financial and asset management subsidiary of NRC, where he oversaw all major money market transactions and securities trading. While at NRC, Mr. Danilitskiy was responsible for a number of key deals in energy (including but not limited to purchasing certain Gazprom assets), transportation, debt arbitrage and distressed assets. From 1994 to 2004, Mr. Danilitskiy served as First Deputy Chairman of National Reserve Bank, or NRB, the parent company of NRC and one of Russia’s leading universal commercial banks, where he was responsible for business development and international affairs. From 2006 to 2009, Mr. Danilitskiy served as Member of Board of Directors and member of Remuneration and Assessment Committee of Aeroflot International Airlines, a Russian national carrier, where he played a key role in the successful effort to modernize the fleet of aircraft.

Since 2007, Mr. Danilitskiy has served as a Member of the Supervisory Board of Energobank and is a majority shareholder of the bank. In June 2012, he was appointed to serve as Chairman of the Supervisory Board of Energobank. Mr. Danilitskiy has also served as Chairman of the Board of RetnNet, an international telecommunications network, since 2010. From 1993 to 1994, Mr. Danilitskiy was a co-founder of “Russia Investment and Financial Company.” Mr. Danilitskiy previously served as a career diplomat from 1974 to 1993 in the then Soviet and later Russian Ministry of Foreign Affairs, having been posted at the embassies in India, Australia and Great Britain. He retired in 1993 with a rank of Senior Counselor. Mr. Danilitskiy graduated from Moscow State Institute of International Relations with an MA degree in International Politics in 1974. He is fluent in English, Russian and French.

Kyle Shostak has been our Director and Chief Financial Officer since our inception and our Secretary since January 2012. Since March 2009, Mr. Shostak has served as Principal and Managing Director at Navigator Principal Investors LLC, a New York-based alternative investment advisor, responsible for originating and structuring deals as well as managing clients’ separate accounts. Since 2009, Mr. Shostak has also served as Chief Investment Officer of Insurance Opportunity Fund, a special situations investment vehicle focused on global insurance assets that is managed by Navigator Principal Investors LLC.

From 2008 to 2009, Mr. Shostak served as Vice President of Fixed Income Investments at J.P. Morgan Securities, focusing on client-related structuring, trading and distribution of hybrid and illiquid assets. Mr. Shostak’s deals involved structuring, financing and sourcing certain fixed income assets to several major hedge funds, special situations and private equity funds, including BlueCrest funds (approximately $860 million), and selling down certain Bear Stearns’ illiquid legacy assets (approximately $1.5 billion) to a consortium of hedge funds and private equity investors. At J.P. Morgan, Mr. Shostak also managed risk for proprietary investments in excess of $250 million.

From 2006 to 2008, Mr. Shostak was Director of Alternative Investments at GE Capital-Genworth Financial, where he was responsible for direct investments, co-investments in leveraged assets, hedge funds, distressed credits, private equity and private debt. From 2003 to 2006, Mr. Shostak served as Vice President of Leveraged Finance at Credit Suisse and from 2000 to 2003 served as Associate Director for Leveraged Finance & Financial Sponsors at Banca Intesa New York. His deals involved high yield bonds and leveraged loans offerings, bi-lateral facilities, syndications, special situations equity deals, including, among others, Chiquita, Georgia Pacific, American Towers, Petrobras, MexCel, Michael Foods, Reliant Energy, Luxxotica, Armani, Benetton, Fiat, Finmatica, ENI, Petrobras, Blue Stream Pipeline.

From 1995 to 1999, Mr. Shostak first worked as Vice President and then Director and General Counsel at Bank Austria/Creditanstalt Investment Bank Russia. While there Mr. Shostak was involved in all aspects of origination and execution of equity investments in a number of prominent Russian companies, including AVISMA-VSMPO, Syvtyvkar Pulp, Sylvinit, asset consolidation of Tyumen Oil Company, proprietary investments in government debt obligations, investments in structured notes representing shares of Gazprom and Sberbank. Mr. Shostak performed pre-investment due diligence and negotiated terms of the deals. Mr. Shostak also served as Director of Emerging Russia Growth Fund, a $150 million bank-sponsored opportunistic equity fund.

From 1994 to 1995, Mr. Shostak was an Associate at Covington & Burling in Washington, D.C. While there he was involved in corporate, insurance and international practices, including project financing facility on behalf of Novorossiysk Shipping Co.

Mr. Shostak obtained a Master of Business Administration in Finance degree from Stern School of Business at New York University in 2000, a Master of Laws (LL.M.) degree from The American University, Washington, D.C. in 1994 and a J.D. degree from Moscow State University Faculty of Law in 1993. He has been certified for the Series 7 license from FINRA and is fluent in English, Russian and Italian.

Taras Vazhnov has been our Director since our inception. From 2003 to 2010, Mr. Vazhnov was a co-founder and Head of Corporate Finance of Moscow-based Link Capital, a boutique investment bank that provides a variety of strategic advisory, capital markets and asset management services to companies operating primarily in Russia and Central Eastern Europe. Since 2006, Mr. Vazhnov has continued to serve as a director of Link Capital Financial Services Ltd., a related financial advisory firm. In March 2012, Mr. Vazhnov became a partner of Link Capital LLP (UK). Mr. Vazhnov is currently serving as an advisor on strategy and business development to the German TV and internet company IMusic as well as a number of prominent Russian companies, including one of the largest private medical clinics in Russia, Lit-Clinic, and a commercial bank, NM Bank.

From 2002 to 2003, Mr. Vazhnov served as a First Deputy CEO and CFO of Russian Coal Co., one of the largest coal companies in Russia, where he led the finance, M&A and legal departments and participated in more than 15 acquisitions in the coal mining and related industries. From 2001 to 2002, Mr. Vazhnov was a co-founder and General Manager of Business Center Asset Management Co., a private investment and asset management firm in Moscow that invested in the Chernigovsky Coal Mine, Bank Moskva, and other industrial assets. From 2000 to 2001, Mr. Vazhnov served as First Vice-President of Commercial Bank Moskva, where he was in charge of the bank’s credit policy and risk management. From 1998 to 2000, Mr. Vazhnov served as Head of Financial Assets Department at Evihon Oil Co., a subsidiary of Moscow Oil and Gas Company, owned by the Moscow City Government, where he was responsible for the company’s financial assets management. From 1995 to 1998, Mr. Vazhnov served as co-founder, Senior Manager and deputy CEO of MIR Investment Co., a corporate finance and brokerage services firm. Mr. Vazhnov graduated from Plekhanov Academy of Economy in Moscow in 1993 with a Master degree in Economics and Finance. He is fluent in English and Russian.

Levan Vasadze has been our Director since March 2012. Since 2008, Mr. Vasadze has been Chairman and majority owner of Prometheus Capital Partners, a Moscow-based private equity firm focused on investments in Russian and CIS companies. In 2010, Prometheus acquired majority stakes in the Beethoven and ZooBoom pet product retail chains and merged them under the Beethoven brand into the largest pet product retail chain in Russia.

From 2001 to 2007, Mr. Vasadze was Chairman and later CEO of Sistema Corporation's insurance subsidiary, Rosno, a top Russian insurer. From 2001 to 2006, Mr. Vasadze was First Vice President of the conglomerate Sistema Corporation, one of Russia’s largest private companies. As First Vice President, Mr. Vasadze was a member of the management board and the senior-most executive other than the CEO, in charge of corporate strategy and development, sourcing, review and execution of new acquisitions. During his tenure, he also served on the boards of numerous subsidiaries of Sistema. Mr. Vasadze joined Sistema in 1998 as Vice President. From 1997 to 1998, Mr. Vasadze was Managing Director of Corporate Finance at Aton Investment Bank, a leading Russian investment bank. From 1995 to 1997, Mr. Vasadze was Director at Creditanstalt Investment Bank in Moscow, at the time a major Western investment bank in Eastern Europe. Mr. Vasadze graduated from Tbilisi State University majoring in Geophisics in 1992. He obtained an MBA from Emory University Business School in Atlanta, Georgia in 1995. He is fluent in Russian, Georgian and English.

David R. Ansell, has been our director since April 2012. Mr. Ansell spent 32 years at Citibank, with portions of his career in Africa, the Middle East and Asia. From 1997 to 1999, Mr. Ansell was a CEO of Citibank Russia. He was in charge of managing all of Citibank’s businesses in Russia including the 100% owned subsidiary with branches in Moscow, St. Petersburg, and the Investment Bank activities of Salomon Smith Barney. From 1995 to 1997, Mr. Ansell was CEO of Citibank in Czech Republic, and managed all of Citibank’s businesses there. In 1993 to 1995, Mr. Ansell was Chief of Staff: Emerging Markets at Citibank London. From 1991 to 1993 Mr. Ansell was based in Taipei, Taiwan for Citibank as a Country Manager — Corporate and Investment Banking, overseeing a staff of 300 people and assets in access of $1.5 billion. In 1989 – 1991, Mr. Ansell was CEO of Ecobank Transnational in Lome, Togo. In 1986 – 1989, Mr. Ansell served as Regional Director of Citibank in Nairobi, Kenya. From 1968 to 1986, Mr. Ansell held various assignments at Citibank in South Africa, Zaire, Kenya, Tunisia, Ivory Coast, Saudi Arabia and India. His expertise includes all areas of corporate & investment banking — management, risk management and credit, operational processes, treasury, and human resources. As a Senior Credit Office of Citibank from 1982 until 1986, Mr. Ansell provided final approval authority of loans up to US$5 million, and up to US$25 million with one other Senior Credit Officer.

Since 2001, Mr. Ansell has served on the Board of Directors of Housing Finance Corporation in Kenya, where he also serves as Chair of the Audit Committee. Since February 2012, Mr. Ansell has served as a director and member of the Credit and Risk Committees of Equity Bank (Kenya). Since 2006 he has also been an Advisory board member of Private Equity New Markets, a Danish private Equity Fund operated by BankInvest.

Mr. Ansell graduated in 1967 from the University of North Carolina at Wilmington, with a Bachelor’s degree in mathematics. In 1968 he obtained another Bachelor’s degree in Finance from the Thunderbird International Graduate School in Glendale, Arizona. In 1988, Mr. Ansell received an Advanced Management degree from the Wharton School of Business at the University of Pennsylvania.

The term of each director does not automatically expire.

Our directors and officers play a key role in identifying, evaluating, and selecting target businesses, and structuring, negotiating and consummating our initial acquisition transaction. Except as described below and under “— Conflicts of Interest,” none of these individuals is currently a principal of or affiliated with a public company or blank check company that executed a business plan similar to our business plan. We believe that the skills and experience of these individuals, their collective access to acquisition opportunities and ideas, their contacts, and their transaction expertise should enable them to successfully identify and effect an acquisition transaction although we cannot assure you that they will, in fact, be able to do so.

Officer and Director Qualification

Our officers and board of directors are composed of a diverse group of leaders. Many of the current officers or directors have senior leadership experience in both public and private companies. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. Most of our officers and directors also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, our officers and directors also have other experience that makes them valuable, such as prior experience with many public and private investment vehicles and managing and investing assets or facilitating the consummation of business combinations.

We, along with our officers and directors, believe that the above-mentioned attributes, along with the leadership skills and other experiences of our officers and board members described below, provide us with a diverse range of perspectives and judgment necessary to facilitate our goals of consummating an acquisition transaction.

Anatoly Danilitskiy. Mr. Danilitskiy is well-qualified to serve as an officer and a member of the Board due to his extensive experience in corporate acquisitions, building successful businesses and providing operational efficiency through strategic guidance and leadership. We believe Mr. Danilitskiy’s deep knowledge of the Russian market, business experience and background in senior management and corporate leadership will further our purpose of consummating an acquisition transaction.

Kyle Shostak. Mr. Shostak is well-qualified to serve as an officer and a member of the Board due to his hands-on investment banking and finance experience and proven track record of various corporate deals including cross-border acquisitions, restructurings and special situations investing. We believe Mr. Shostak’s international and Russian business experience and background in deal origination, structuring, investment and legal due diligence will further our purpose of consummating an acquisition transaction.

Taras Vazhnov. Mr. Vazhnov is well-qualified to serve as a member of the Board due to his broad financial and management expertise, established track record of acquiring, integrating and growing successful businesses by providing operational value-added guidance. We believe Mr. Vazhnov’s knowledge of various Russian industries, deep knowledge of operational due diligence and background in financial management will further our purpose of consummating an acquisition transaction.

Levan Vasadze. Mr. Vasadze is well-qualified to serve as a member of the Board due to his extensive experience in originating, evaluating, structuring and closing corporate finance deals in Russia and CIS, including the successful IPO of Sistema Corporation, one of the leading Russian companies on the London Stock Exchange, the largest Russian IPO at the time. We believe Mr. Vasadze’s track record of corporate leadership, strategic development, and history of creating shareholder value, and experience in introducing Western corporate governance standards to Russian and Eastern European companies will further our purpose of consummating an acquisition transaction.

David R. Ansell. Mr. Ansell is well-qualified to serve as a member of the Board due to his extensive experience in all areas of corporate & investment banking, management, risk management and credit, operational processes, treasury, and human resources. We believe Mr. Ansell’s leadership roles and long-time experience in the financial services sector will assist us in identifying profitable acquisition targets and structuring out initial acquisition transaction so as to maximize shareholder value.

Advisory Board

We may seek guidance and advice from the following special advisors. We have no formal arrangements or agreements with these advisors to provide services to us. These special advisors will simply provide advice, introductions to potential targets, and assistance to us, at our request, only if they are able to do so. Nevertheless, we believe that the business background and extensive contacts of each of our special advisors will be helpful to our search for a target business and our consummation of an acquisition transaction.

Alexey Chuykin has served as an advisor to the Deputy Mayor of Moscow and Deputy to the Head of City Investment Management Agency since April 2012. In this capacity, he advises on the creation of a Moscow-wide agricultural and food trade and services logistics center. Additionally, since May 2012 he has served as a director of Volta Engineering Group, an information technology company.

From March 2011 to April 2012, Mr. Chuykin was First Deputy Head of Trade and Services Department of Moscow City Government. His area of responsibilities in this position involved the economic monitoring of trade and services sector, managing property and land relationships, implementing reforms in various services sectors, including the privatization of the city’s assets and managing the city’s reserve and tender processes.

In 2010, Mr. Chuykin was General Director of Detskiy Mir, a prominent Russian children’s product retailer. Mr. Chuykin negotiated and executed the sale of a 25% stake in the company to Russia’s largest bank, Sberbank, for approximately $110 million. He also developed a restructuring plan to double the market value of the company in three years, reorganize the company’s structure, supplies, logistics, retail management, IT system and operations, and replace 70 percent of the company’s management.

From 2008 to 2010, Mr. Chuykin was Chairman of the Board of Directors of Plastic Media, a Moscow-based content and service provider of mobile VAS services and payment services for the subscribers of mobile phones. From 2007 to 2008, Mr. Chuykin was President of Euroset, one of Russia’s largest portable electronics retailer, where he managed the company’s operations and negotiated and executed the $400 million sale of Euroset to Vimpelcom, a mobile operator in Russia, and a private investment fund. From 2005 to 2007, Mr. Chuykin was Director General of DIXIS, a Russian phone and portable electronics retailer, where he was responsible for daily management and helped to substantially increase retail presence and more than double the company’s revenues. Mr. Chuykin has a degree in Engineering from Moscow State Technological University.

Mr. Chuykin will play a key role in identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating its acquisition. We believe that the skills and expertise of Mr. Chuykin, his access to acquisition opportunities and ideas, his contacts, and his transactional expertise should enable him to help us successfully identify and effect an acquisition transaction.

Consultants

Alex Lyamport serves as our regional mergers and acquisitions consultant. Since 2003, Mr. Lyamport has served as Managing Director of Link Capital, an Eastern European financial advisory firm. He has a deep understanding of Russian and Western European/U.S. capital markets and broad experience in structuring mergers and acquisitions transactions. Mr. Lyamport studied international finance at the City University of New York, Brooklyn College.

Employment Agreements

On January 10, 2012, we entered into an agreement with Kyle Shostak and CIS Acquisition Holding Co. Ltd., our majority shareholder, pursuant to which we and CIS Acquisition Holding Co. Ltd. agreed that Mr. Shostak shall serve as our Chief Financial Officer, Secretary and a director until the closing of an initial acquisition transaction.

We also agreed to sell to Mr. Shostak 110,250 placement warrants immediately prior to the consummation of the IPO on the same terms as are offered to CIS Acquisition Holding Co. Ltd.

Mr. Shostak returned for cancellation, 2,205 callable Class A shares that he held immediately prior to the consummation of the IPO, because the over-allotment option granted to the underwriters in the IPO was not exercised. Mr. Shostak does not receive any other compensation for services rendered to us, other than reimbursements for business-related expenses incurred in the course of his duties as our officer. Other than as disclosed above, we have not entered into any employment agreements with our executive officers, and have not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

None of our directors or officers have received any cash compensation for services rendered to us. Our founders own an aggregate of 1,000,000 Class A Shares, which they acquired for an aggregate purchase price of $25,000. In addition, we issued our founders and their assignees, in a private placement occurring immediately prior to the consummation of the IPO, 4,500,000 warrants for aggregate consideration of $3,375,000. We believe that because our officers and directors own such shares and warrants, no compensation (other than reimbursement of out-of-pocket expenses) is necessary, and such persons have agreed to serve in their respective role without compensation.

We have agreed to pay to CIS Acquisition Holding Co. Ltd. a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the date of the IPO and ending on the earlier of our consummation of an acquisition transaction or dissolution and liquidation of the trust account in the event we do not consummate an acquisition transaction within the relevant time period. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid. CIS Acquisition Holding Co. Ltd. is an affiliate of Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, our director. This arrangement was agreed to by the board of directors for our benefit and is not intended to provide Messrs. Danilitskiy or Vazhnov compensation.

Other than this $7,500 per month fee, no compensation of any kind, including finder’s and consulting fees, will be paid to our officers, directors or any of their respective affiliates for services rendered prior to or in connection with an acquisition transaction. However, our officers, directors and their respective affiliates will receive reimbursement for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential acquisition transaction with one or more target businesses. There are no limitations on the amount of expenses for which they can seek reimbursement, provided such expenses were incurred for our benefit. There will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial acquisition transaction.

Although we currently anticipate that some members of our management team will remain with us post-acquisition transaction, some or all of our current executive officers and directors may or may not remain with us following our initial acquisition transaction, depending on the type of business acquired and the industry in which the target business operates. After the acquisition transaction, our directors and officers who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the prospectus/proxy solicitation or tender offer materials furnished to our shareholders. It is unlikely that the amount of such compensation will be known at the time of an acquisition transaction, as it will be up to the directors of the post-transaction business to determine executive and director compensation. We cannot assure you that our current executive officers and directors will be retained in any significant role, or at all, and have no ability to determine what remuneration, if any, will be paid to them if they are retained following our initial acquisition transaction.

We have not set aside any amount of assets for pension or retirement benefits.

Any compensation to be paid to our chief executive officer and other officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

Certain Reporting Obligations

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we have agreed with the underwriters that for the period commencing with the date of the IPO and ending on the consummation of our initial acquisition transaction, we will comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for annual reports on Form 20-F and reports of Foreign Private Issuer on Form 6-K complying with those rules and regulations. In addition, we have agreed with the representative of the underwriters that we will furnish to American shareholders an English language version of our annual financial statements and all other materials regularly provided to other shareholders, and publish, at least semi-annually, an English language version of our interim financial statements filed with the SEC. There is no requirement under the BVI Business Companies Act to provide our shareholders with our financial statements or any other information. Our articles however provide that we are required to provide to our shareholders financial statements or summary financial statements to our shareholders at least 5 days before our annual meetings.

Conflicts of Interest

General

Potential investors should be aware of the following potential conflicts of interest:

•	While each member of the our management team does not have prior “blank check” company experience, our officers and directors may in the future become affiliated with entities, including other “blank check” companies that are engaged in business activities similar to those we intend to conduct. Furthermore, any or all of our principals may become involved with subsequent blank check companies similar to our company. Additionally, our officers and directors may become aware of business opportunities that may be appropriate for presentation both to us and to any other entities to which they owe fiduciary duties.

•	In the course of their other business activities our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Due to those existing and future affiliations, members of our management team may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us. Accordingly, our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see the previous section entitled “Directors and Executive Officers.”

•	None of our officers or directors are required to commit any specified amount of time to our affairs, intend to devote only approximately 20% of their time to our business and are free to become involved in other blank check companies (though none which will seek a target business with its primary operations in Russia or Eastern Europe). Accordingly, they will have conflicts of interest in allocating management time among various business activities.

•	Our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for us and our shareholders since each of our directors will be subject to an escrow agreement with respect to founders’ shares and certain transfer restrictions with respect to the placement warrants, which only terminates following our consummation of an acquisition transaction. The personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business, completing an acquisition transaction in a timely manner and securing the release of the founders’ shares from escrow.

•	In the event we elect to make a substantial down payment, or otherwise incur significant expenses, in connection with a potential acquisition transaction, our expenses could exceed the remaining proceeds not held in trust. Our officers and directors may have a conflict of interest with respect to evaluating a particular acquisition transaction if we incur such excess expenses. Specifically, our officers and directors may tend to favor potential acquisition transactions with target businesses that offer to reimburse any expenses in excess of our available proceeds not held in the trust account.

•	Our officers and directors may have a conflict of interest with respect to evaluating a particular acquisition transaction if the retention or resignation of any such officers and directors were included by a target business as a condition to any agreement with respect to an acquisition transaction. We have been advised by our officers and directors that they will not take retaining their positions into consideration in determining which acquisition to pursue.

Accordingly, as a result of multiple business affiliations, our directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities, including other blank check companies. In addition, conflicts of interest may arise when our board of directors evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

In general, under British Virgin Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

Specific Potential Conflicts

Each of our officers and directors has, or may come to have, to a certain degree, other fiduciary obligations. All of our officers and directors have fiduciary obligations to other companies on whose board of directors they presently sit, or may have obligations to companies whose board of directors they may join in the future. To the extent that they identify business opportunities that may be suitable for us or other companies on whose board of directors they may sit, our officers and directors will honor those fiduciary obligations. Accordingly, they may not present opportunities to us that come to their attention in the performance of their duties as directors of such other entities unless the other companies have declined to accept such opportunities or clearly lack the resources to take advantage of such opportunities.

Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and the search for an acquisition transaction on the one hand and their other businesses on the other hand. For example, Mr. Danilitskiy will need to spend time staying involved in the operations of Energobank, where he remains a director and principal shareholder, Mr. Shostak will stay involved in the affairs of Navigator Principal Investors LLC, Mr. Vazhnov will continue to be involved with IMusic and Lit-Clinic, Mr. Vasadze will stay involved in the affairs of Prometheus Capital Partners, where he is Chairman and a majority owner, and Mr. Ansell will retain his commitments as a member of the board of Housing Finance Corporation, Equity Bank (Kenya) and Private Equity New Markets.

Below is a table summarizing the companies to which our officers and directors owe fiduciary obligations, all of which would have to (i) be presented appropriate potential target businesses by our officers and directors, and (ii) reject the opportunity to acquire such potential target business, prior to their presentation of such target business to us:

Name	Name of Affiliated Entity	Affiliation
Anatoly Danilitskiy	Energobank	Shareholder, Chairman and Member of the Board
	RetnNet	Chairman of the Board
Kyle Shostak	Navigator Principal Investors LLC	Principal and Managing Director
	Insurance Opportunity Fund	Chief Investment Officer
Taras Vazhnov	Link Capital Financial Services Ltd.	Director
	Link Capital LLP	Partner
	IMusic	Advisor
	Lit-Clinic	Advisor
	NM Bank	Advisor
Levan Vasadze	Prometheus Capital Partners	Shareholder and Chairman of the Board
David Ansell	Housing Finance Corporation	Director
	Equity Bank (Kenya)	Director
	Private Equity New Markets	Member of Advisory Board

Pursuant to the agreements between us and each of our officers and directors, our officers and directors are free to become involved in other blank check companies as long as our officers and directors maintain priority with respect to the fiduciary obligations they owe us as compared to such other blank check companies, until such time as we have entered into a definitive agreement with our target business.

These individuals have no other fiduciary obligations that would take priority with respect to the fiduciary obligations they owe to us. However, it is possible that, concurrently with our initial acquisition transaction, some of the entities with which our officers and directors are affiliated could purchase a minority interest in the target company, subject to the requirement we must acquire a portion of the business with a value that is equal to at least 80% of the amount in the trust account (excluding taxes payable) and that we control the target business, as described above, as well as the additional requirements described below. While this could benefit us by allowing us to engage in an acquisition transaction with a target business that would cost significantly more than our available cash without requiring us to issue a large amount of equity or take on significant debt, and while our officers and directors have advised us that they would do what is in our best interests in connection with an acquisition transaction, such a situation would result in a conflict of interest for our officers and directors since they would be determining what portion of the target company we would be purchasing and the amount that these other companies would purchase. In connection with any co-investment in a target business, the entity or entities affiliated with our officers, and/or directors will be required to pay the same price per share or unit for their interest in the target company as we pay, the other terms of the investment of such affiliated entity or entities will be required to be no more favorable than the terms of our investment and such investment will require the prior approval by a majority of our disinterested directors. In addition, the proxy materials and/or tender offer materials disclosing the acquisition transaction would disclose the terms of the co-investment by the affiliated entity or entities.

Our officers and directors are free to become involved in other blank check companies as long as such other blank check company will not seek to acquire a target business with its primary operations in Russia or Eastern Europe until after we have announced an initial acquisition transaction.

Additionally, our directors may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated.

Other Conflict of Interest Limitations

Our Amended and Restated Memorandum and Articles of Association set forth certain requirements and restrictions that apply to us until the consummation of our initial acquisition transaction or post-acquisition tender offer, as the case may be. Specifically, our Amended and Restated Memorandum and Articles of Association provide that:

•	we may not to enter into any transaction with any of our officers or directors or any of our or their respective affiliates without the prior approval by a majority of our disinterested directors, and unless our disinterested directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties; and

•	we may not (i) consummate an acquisition transaction with a target business that is a portfolio company of, or has otherwise received a financial investment from, our founders or their affiliates, or that is affiliated with our founders, directors or officers, or (ii) consummate an acquisition transaction with any underwriter, or underwriting selling group member, or any of their affiliates, unless in each case we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of FINRA that an acquisition transaction with such target business is fair to our shareholders from a financial point of view. A summary of such opinion will be included in the disclosure documents filed in connection with the acquisition transaction, and the full text of the fairness opinion will be filed as an exhibit thereto.

B.	Board Practices

The term of each director is until their resignation or removal.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee. The audit committee consists of Taras Vazhnov, Levan Vasadze and David R. Ansell. Taras Vazhnov is the chair of the audit committee, and our board of directors believe that both Mr. Vazhnov and Mr. Vasadze qualify as “audit committee financial experts”, as such term is defined in the rules of the Securities and Exchange Commission.

The board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;

•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Taras Vazhnov, Levan Vasadze and David R. Ansell. Taras Vazhnov is the chair of our compensation committee. The members of the compensation committee do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	administering our incentive-compensation plans for our directors and officers;

•	reviewing and assessing the adequacy of the charter annually;

•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Governance and Nominating Committee. Our governance and nominating committee consists of Taras Vazhnov, Levan Vasadze and David R. Ansell. Taras Vazhnov is the chair of our governance and nominating committee. The members of the governance and nominating committee do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

•	overseeing the process by which individuals may be nominated to our board of directors;

•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors and its committees;

•	reviewing candidates proposed by our stockholders;

•	developing the criteria and qualifications for the selection of potential directors; and

•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the governance and nominating committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the stockholders. In evaluating nominees, the governance and nominating committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge, and diversity of viewpoints.

Code of Ethics

On March 19, 2012, our board of directors adopted a code of ethics that applies to our directors, officers and employees.

Director Independence

Our board of directors has determined that Taras Vazhnov, Levan Vasadze, and David R. Ansell qualify as independent directors under the rules of the Nasdaq Marketplace Rules because they are not currently employed by us, and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

C.	Employees

We currently have three officers and one other employee. While our each of our executive officers has indicated that they intend to devote approximately 20% of their time to affairs, each of these individuals is not obligated to devote any specific number of hours to our business. We intend to hire consultants in order to assist us in the search, due diligence for and consummation of an acquisition transaction.

D.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 13, 2014:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors; and

•	all our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not include securities underlying warrants or options that are not exercisable within 60 days of March 13, 2014. All shares have identical voting rights.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares(2)
Directors and Executive Officers:
Anatoly Danilitskiy(3)	750,664	14.62%
Kyle Shostak	24,500	* %
Taras Vazhnov(3)	219,236	4.27%
Levan Vasadze	2,800	* %
David Ansell	2,800	* %
All directors and executive officers as a group (5 individuals)	1,000,000	19.5%
Five Percent Holders:
AQR Capital Management, LLC(4)	500,000	9.7%
Polar Securities Inc.(5)	750,000	14.6%
CNH Partners, LLC(6)	1,000,000	19.5%
Phillip Goldstein(7)	435,000	8.4%
Andrew Dakos(7)	435,000	8.4%
Brian Taylor (8)	282,600	5.5%

*	Less than one percent

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o CIS Acquisition Ltd., 89 Udaltsova Street, Suite 84, Moscow, Russia 119607. The shares beneficially owned are founders’ shares consisting of Class A Shares.

(2)	Based on 5,136,000 ordinary shares outstanding, including 1,000,000 Class A Shares held by our founders, 136,000 underwriter shares and 4,000,000 callable Class A Shares underlying the units sold in the IPO. Does not include ordinary shares underlying the warrants underlying the units sold in the IPO and the placement warrants which will not become exercisable within the next 60 days.

(3)	Messrs. Danilitskiy and Vazhnov share voting and dispositive power over the founders’ shares owned by CIS Acquisition Holding Co. Ltd. CIS Acquisition Holding Co. Ltd. is owned by Zelda Finance Ltd. and SPAC Investments Ltd. Anatoly Danilitskiy controls Zelda Finance Ltd. and Taras Vazhnov controls SPAC Investments Ltd. The business address of Zelda Finance Ltd. is Withfield Tower, 3rd floor, 4792 Coney Drive, Belize City, Belize. The mailing address of SPAC Investments Ltd. is FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

(4)	Includes shares held by AQR Capital Management, LLC which serves as an investment manager for AQR Diversified Arbitrage Fund. The business address of AQR Capital Management, LLC is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830. Information respecting AQR Capital Management, LLC was derived from a Schedule 13G filed on February 14, 2013.

(5)	Includes shares held by North Pole Capital Master Fund, which Polar Securities, Inc., serves as an investment advisor. The business address of Polar Securities, Inc. is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario, M5H 2Y4, Canada. Information respecting Polar Securities, Inc. was derived from a Schedule 13G filed on January 3, 2013.

(6)	Includes shares held by CNH Partners, LLC, where CNH Partners, LLC. serves as an investment manager to AQR Diversified Arbitrage Fund. The business address of CNH Partners, LLC is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830. Information respecting CNH Partners, LLC was derived from a Schedule 13G filed on December 19, 2012.

(7)	Includes shares held by a hedge fund named Bulldog Investors, Brooklyn Capital Management. The business address is Park 80 West, 250 Pehle Ave., Suite 708 Saddle Brook, NJ 07663. Information respecting Messrs. Goldstein and Dakos was derived from a Schedule 13G filed on December 28, 2012.

(8)	Includes shares held by Pine River Capital Management L.P., an asset management firm. The business address of Pine River Capital Management L.P., is 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305. Information respecting Mr. Taylor was derived from a Schedule 13G/A filed on February 11, 2014.

Of the ordinary shares outstanding, 14% are held in the United States by 9 (nine) record holders.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

On November 28, 2011, we issued 100 ordinary shares to Kyle Shostak, our initial shareholder and founder, for a consideration of $0.01. On February 13, 2012, we issued 2,804,562 ordinary shares to CIS Acquisition Holding Co. Ltd. and 70,338 ordinary shares to Mr. Shostak for an aggregate consideration of $24,999.99, or $0.0087 per share. On May 2, 2012, CIS Acquisition Holding Co. Ltd. transferred 7,000 ordinary shares to Levan Vasadze and 7,000 ordinary shares to David Ansell for an aggregate consideration of $1.40, or $0.0001 per share. On October 18, 2012, our founders contributed an aggregate of 1,437,500 shares of our outstanding ordinary shares to our capital at no cost to us and we subsequently cancelled such shares. On November 30, 2012, our founders contributed an aggregate of 75,000 shares of our outstanding ordinary shares to our capital at no cost to us and we subsequently cancelled such shares. Also on November 30, 2012, CIS Acquisition Holding Co. Ltd. transferred 498 ordinary shares to Levan Vasadze and 498 ordinary shares to David Ansell for an aggregate consideration of approximately $0.10, or $0.0001 per share. On December 14, 2012, our founders contributed an aggregate of 272,500 shares of our outstanding ordinary shares to our capital at no cost to us and we subsequently cancelled such shares. Immediately prior to the consummation of the IPO, the founders exchanged all 1,000,000 ordinary shares for their respective portion of 1,000,000 newly-issued Class A Shares.

Immediately prior to the consummation of the IPO, the founders and their assignees purchased an aggregate of 4,500,000 warrants for an aggregate purchase price of $3,375,000, or $0.75 per warrant. except: (i) the placement warrants are non-redeemable while held by the founders or their permitted assignees; (ii) the placement warrants may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each class of our ordinary shares into one class of ordinary shares after consummation of an acquisition transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the warrants, so long as such warrants are held by the founders, their designees or their affiliates; and (iii) the purchasers have agreed that the placement warrants will not be sold or transferred until after the consolidation of each class of our ordinary shares into one class of ordinary shares after consummation of an acquisition transaction or post-acquisition tender offer, as the case may be.

Concurrently with the IPO, we issued to Chardan Capital Markets, LLC, the representative of the underwriters as additional compensation, for a purchase price of $100, a unit purchase option to purchase 280,000 units for $12.00 per unit. The units issuable upon exercise of this option are identical to those offered in the IPO, except for some differences in redemption rights. The unit purchase option will be exercisable at any time, in whole or in part, from the later of (i) the consolidation of each class of our ordinary shares into one class of ordinary shares, or (ii) June 18, 2013, and expiring on the earlier of December 18, 2017 and the day immediately prior to the day on which we and all of our successors have been dissolved.

We have sold to the underwriters, including Maxim Group LLC, the qualified independent underwriter, of the IPO, for $2,720, as additional compensation, an aggregate of 136,000 Class A Shares in a private placement that occurred immediately prior to the closing of the IPO. Such shares are subject to transfer restrictions until two years from the effective date of the registration statement relating to the IPO, and the underwriters have agreed to waive their rights to participate in any distribution from the trust account.

The holders of the founders’ securities (including the founders’ shares, placement warrants, and the ordinary shares underlying the placement warrants) and the underwriter shares will be entitled to registration rights pursuant to an agreement signed prior to the effective date of the registration statement. The holders of the majority of these securities are entitled to make up to two demands that we register such securities. The holders of the founders’ shares and underwriter shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the placement warrants (or underlying securities) can elect to exercise these registration rights at any time after we consummate an acquisition transaction or post-acquisition tender offer. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of an acquisition transaction or post-acquisition tender offer, as the case may be. We will bear the expenses incurred in connection with the filing of any such registration statements.

We have agreed to pay to CIS Acquisition Holding Co. Ltd. a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the date of the IPO and ending on the earlier of our consummation of an acquisition transaction or our liquidation. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid. CIS Acquisition Holding Co. Ltd. is an affiliate of Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, our director. This arrangement was agreed to by the board of directors for our benefit and is not intended to provide Messrs. Danilitskiy or Vazhnov compensation.

The Company issued an $180,155 unsecured promissory note to Intercarbo AG on February 13, 2012. Additional unsecured promissory notes in the amounts of $52,000 and $170,000 were issued on April 30, 2012 and July 16, 2012, respectively. The notes were non-interest bearing and pursuant to their terms were to be repaid promptly after the consummation of the Public Offering. On December 24, 2012, the Company repaid $387,155 representing the aggregate balance outstanding.

We will reimburse our officers, directors, special advisors, consultants, or any of their respective affiliates, for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential acquisition transaction with one or more target businesses. Subject to availability of proceeds not placed in the trust account, there is no limit on the amount of out-of-pocket expenses that could be incurred. This formula was a result of a negotiation between us and the underwriters and was meant to help maximize the amount of money in the trust account that would be returned to the investors if we do not consummate an acquisition transaction within the permitted time. Our board of directors will review and approve all expense reimbursements made to our directors with the interested director or directors abstaining from such review and approval. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account and those proceeds are properly withdrawn from the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial acquisition transaction.

Other than the payment of $7,500 per month to CIS Acquisition Holding Co. Ltd., in connection with office space, administrative services and secretarial support rendered to us, and reimbursement of reasonable out-of-pocket expenses to our officers, directors, or any of their respective affiliates, no compensation of any kind, including finders’ and consulting fees, will be paid to any of our executive officers, directors, or any of their respective affiliates who owned our ordinary shares prior to the IPO for services rendered to us prior to or with respect to the acquisition transaction.

We expect that at least some members of our management team will remain with us post-acquisition transaction. After an acquisition transaction, if any member of our management team remains with us, they may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the prospectus/proxy solicitation or tender offer materials furnished to our shareholders. It is unlikely that the amount of such compensation will be known at the time of an acquisition transaction, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Report of Foreign Private Issuer on Form 6-K, as required by General Instruction B to Form 6-K.

All ongoing and future transactions between us and any of our executive officers and directors or their respective affiliates, including loans by our directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our disinterested directors. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third-party were found to be on terms less favorable to us than with an unaffiliated third-party, we would not engage in such transaction.

If we are unable to complete an acquisition transaction and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. We have questioned our founders on their financial net worth and reviewed their financial information and believe they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Our founders are under no obligation to us to preserve their assets or provide us with information regarding changes in their ability to satisfy these obligations. Notwithstanding, if we become aware of a material change in the ability of any of our founders to satisfy such obligations, we will make such information public by filing a Report of Foreign Private Issuer on Form 6-K. Our board of directors has a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

None

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth, for the calendar quarters indicated and through February 28, 2014, the high and low sale prices for our units, shares and warrants, as reported on NASDAQ for the periods presented.

	Units (CISAU)		Shares (CISAA)(1)		Warrants (CISAW)(1)
	High	Low	High	Low	High	Low
Annual Highs and Lows
Fiscal Year Ended October 31, 2012	$-	$-	$-	$-	$-	$-
Fiscal Year Ended October 31, 2013(1)	$10.44	$10.01	$10.19	$9.90	$1.43	$.12
Quarterly Highs and Lows
2012
Fourth Quarter (Fiscal quarter ended October 31, 2012)	$-	$-	$-	$-	$-	$-
2013
First Quarter (Fiscal quarter ended January 31, 2013)	$10.25	$10.00	$-	$-	$-	$-
Second Quarter (Fiscal quarter ended April 30, 2013) (1)	$10.25	$10.04	$10.09	$10.00	$0.25	$0.12
Third Quarter (Fiscal quarter ended July 31, 2013)	$10.29	$10.07	$10.06	$9.90	$1.43	$0.17
Fourth Quarter (Fiscal quarter ended October 31, 2013)	$10.44	$10.20	$10.19	$9.99	$0.40	$0.31
2014
First Quarter (Fiscal quarter ended January 31, 2014)	$11.05	$10.25	$10.35	$10.00	$0.34	$0.18
Second Quarter (through February 28, 2014)	$10.51	$10.27	$10.26	$10.11	$0.25	$0.20
Monthly Highs and Lows
November 2013	$10.43	$10.35	$10.18	$10.11	$0.34	$0.34
December 2013	$10.39	$10.25	$10.20	$10.01	$0.34	$0.26
January 2014	$11.05	$10.32	$10.35	$10.00	$0.26	$0.18
February 2014 (through February 28)	$10.51	$10.27	$10.26	$10.11	$0.25	$0.20

(1) Such shares and warrants were eligible to begin separately trading on March 18, 2012.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our units, shares and warrants have been listed on the NASDAQ Capital Market under the symbols CISAU, CISAA and CISAW, since December 19, 2012.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.              ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Proposed Business–Amended and Restated Memorandum and Articles of Association” in our Registration Statement on Form F-1 initially filed with the SEC on March 30, 2012 (File No.: 333-180224), which section is incorporated herein by reference.

C.	Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report on Form 20-F or in the information incorporated by reference herein.

D.	Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The following is a discussion of the material British Virgin Islands and U.S. federal income tax consequences of an investment in our units, callable Class A Shares, callable Class B Shares, redeemable warrants, and ordinary shares into which callable Class A Shares or Class B Shares, as the case may be, are converted or consolidated, which are sometimes referred to in this discussion collectively, or individually, as our “securities.” This discussion is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. For purposes of this discussion, the callable Class A Shares, the callable Class B Shares or such ordinary shares are sometimes referred to as “shares.” This discussion does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

British Virgin Islands Taxation

Under the law of the British Virgin Islands as currently in effect, a holder of our shares who is not a resident of the British Virgin Islands is not liable for British Virgin Islands income tax on dividends paid with respect to our shares, and all holders of our securities are not liable to the British Virgin Islands for income tax on gains realized on the sale or disposal of such securities. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, securities of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands, although a Tax Information Exchange Agreement is in force.

U.S. Federal Income Taxation

General

The following are the material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of our securities.

Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying callable Class A Share and redeemable warrant components of the unit. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of callable Class A Shares and redeemable warrants should also apply to holders of units (as the deemed owners of the callable Class A Shares and redeemable warrants underlying the units).

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is treated for U.S. federal income tax purposes as:

•            an individual citizen or resident of the United States;

•            a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•            an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•            a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such an owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of our securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•             persons that actually or constructively own 5% or more of our public shares (including persons that elect to convert our callable Class A Shares into Class C Shares);

•             persons that acquired our securities pursuant to the exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•             persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES IS NOT TAX ADVICE. EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Allocation of Purchase Price and Characterization of a Unit and its Components

While not free from doubt, each unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one callable Class A Share and one redeemable warrant to acquire one ordinary share. For U.S. federal income tax purposes, each holder of a unit generally must allocate the purchase price of a unit between the callable Class A Share and the redeemable warrant that comprise the unit based on the relative fair market value of each at the time of acquisition. The price allocated to each callable Class A Share and the redeemable warrant generally will be the holder’s tax basis in such share or redeemable warrant, as the case may be. While uncertain, the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that any allocation of the purchase price that we may make will be binding on a holder of a unit, unless the holder explicitly discloses in a statement attached to the holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the holder’s allocation of the purchase price between the callable Class A Share and the redeemable warrant that comprise the unit is different from our allocation. Any such allocation is not, however, binding on the IRS.

Although we intend to take a contrary position, if our callable Class A Shares or callable Class B Shares, as the case may be, are not viewed as participating in our corporate growth (i.e., our future earnings or increases in our net asset value) to any significant extent (other than by reason of any “conversion” feature), due to our limited potential for corporate growth prior to an acquisition transaction or due to an automatic trust liquidation and distribution if a post-acquisition tender offer is not commenced or completed within the allotted time, there is a risk that a holder’s entitlement to receive payments upon the exercise of the holder’s redemption right or upon our liquidation in excess of the holder’s tax initial basis in its callable Class A Shares or callable Class B Shares, as the case may be, will result in constructive income to the holder. This could affect the timing and character of income recognition and result in U.S. federal income tax liability to the holder without the holder’s receipt of cash from us.

Each holder is advised to consult its own tax advisor with respect to the risks associated with an investment in a unit (including alternative characterizations of a unit or the components thereof) and regarding the risks associated with an allocation of the purchase price between the callable Class A Share and the redeemable warrant that comprise a unit that is inconsistent with any allocation of the purchase price that we may make. The balance of this discussion assumes that the characterization of the units (and the components thereof) and any allocation of the purchase price as described above are respected for U.S. federal income tax purposes.

U.S. Holders

Taxation of Cash Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such shares. Any remaining excess will be treated as gain from the sale or other taxable disposition of such shares and will be treated as described under “— Taxation on the Disposition of Securities” below.

With respect to non-corporate U.S. Holders, dividends on our shares may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “— Taxation on the Disposition of Securities” below) provided that (1) such shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for such shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such shares redeemed by us. Under published IRS authority, our shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our callable Class A Shares are currently listed and traded on the NASDAQ Capital Market, we cannot guarantee that our shares will continue to be listed on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our shares.

Possible Constructive Distributions with Respect to Redeemable Warrants

The terms of each redeemable warrant provide for an adjustment to the number of ordinary shares for which the redeemable warrant may be exercised in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the redeemable warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the redeemable warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our shares, which is taxable to the U.S. Holders of such shares as described under “— Taxation of Cash Distributions,” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the redeemable warrants received a cash distribution from us equal to the fair market value of such increased interest.

Taxation on the Disposition of Securities

Upon a sale or other taxable disposition of our securities (which, in general, would include a distribution in connection with our liquidation or a redemption of our callable Class A Shares or callable Class B Shares, as described in “— Taxation on the Redemption of Callable Class A Shares or Callable Class B Shares” below, or a redemption of redeemable warrants, including those underlying units), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the securities. See “— Exercise or Lapse of Redeemable Warrants” below for a discussion regarding a U.S. Holder’s basis in the ordinary share acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. The deductibility of capital losses is subject to various limitations.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Under recently issued regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Taxation on the Redemption of Callable Class A Shares or Callable Class B Shares

In the event that a U.S. Holder (i) elects to tender its callable Class A Shares or callable Class B Shares to us in connection with a tender offer, or (ii) has its callable Class B Shares automatically converted into a right to receive a pro rata portion of the trust account in the case of an automatic trust liquidation triggered by the failure to commence or complete a post-acquisition tender offer within the allotted time, the amount received on any such transfer or deemed transfer of shares generally will be treated for U.S. federal income tax purposes as a payment in consideration for the sale of our callable Class A Shares or callable Class B Shares, as the case may be, rather than as a distribution. Such amounts, however, will be treated as a distribution and taxed as described in “— Taxation of Cash Distributions,” above, if (i) the redemption is “essentially equivalent to a dividend” (meaning that the U.S. Holder’s percentage ownership in us (including shares the U.S. Holder is deemed to own under certain constructive ownership rules) after the redemption is not meaningfully reduced from what its percentage ownership in us (including constructive ownership) was prior to the redemption), (ii) the redemption is not “substantially disproportionate” as to that U.S. Holder (“substantially disproportionate” meaning, among other requirements, that the percentage of our outstanding voting shares owned (including constructive ownership) by such holder immediately following the redemption is less than 80% of that percentage owned (including constructive ownership) by such holder immediately before the redemption), and (iii) the redemption does not result in a “complete termination” of the U.S. Holder’s interest in us (taking into account certain constructive ownership rules). If the U.S. Holder had a relatively minimal interest in our shares and its percentage ownership in us (including constructive ownership and taking into account the effect of redemptions by other holders) is reduced as a result of the redemption, such holder generally should be regarded as having a meaningful reduction in interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the U.S. federal income tax consequences to it of any redemption of its callable Class A Shares or callable Class B Shares.

Exercise or Lapse of Redeemable Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of ordinary shares on the exercise of redeemable warrants for cash. Ordinary shares acquired pursuant to the exercise of redeemable warrants for cash will have a tax basis equal to the U.S. Holder’s tax basis in the redeemable warrants, increased by the amount paid to exercise the redeemable warrants. The holding period of such ordinary shares should begin on the day after the date of exercise of the redeemable warrants. If redeemable warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s adjusted tax basis in the redeemable warrants.

The tax consequences of a cashless exercise of redeemable warrants are not clear under current tax law. A cashless exercise may be tax-free, either because it is not a realization event (i.e., not a transaction in which gain or loss is realized) or because the transaction is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the ordinary shares received would equal the U.S. Holder’s basis in the redeemable warrants. If the cashless exercise were treated as not being a realization event, the U.S. Holder’s holding period in the ordinary shares could be treated as commencing on the date following the date of exercise of the redeemable warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares received would include the holding period of the redeemable warrants.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of redeemable warrants with a fair market value equal to the exercise price for the number of redeemable warrants deemed exercised. For this purpose, the number of redeemable warrants deemed exercised would be equal to the number of ordinary shares issued pursuant to the cashless exercise of the redeemable warrants. In this situation, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the redeemable warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in such redeemable warrants deemed surrendered. Such gain or loss would be long-term or short-term depending on the U.S. Holder’s holding period in the redeemable warrants. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the fair market value of the redeemable warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in the redeemable warrants deemed exercised, and a U.S. Holder’s holding period for the ordinary shares should commence on the date following the date of exercise of the redeemable warrants. There also may be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. Holder’s gain or loss would be short-term.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of redeemable warrants it is unclear which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of redeemable warrants.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for our taxable year ended October 31, 2013. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us is uncertain. After the acquisition of a company or assets in an acquisition transaction, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. Our actual PFIC status for our 2013 or any subsequent taxable year, however, will not be determinable until after the end of such taxable year (or after the end of the start-up period, if later). We also do not plan to make annual determinations or otherwise notify U.S. Holders of our PFIC status. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2013 taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our shares or redeemable warrants and, in the case of our shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) such shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•             any gain recognized by the U.S. Holder on the sale or other disposition of its shares or redeemable warrants; and

•             any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares).

Under these rules,

•             the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares or redeemable warrants;

•             the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•             the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•             the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its redeemable warrants. As a result, if a U.S. Holder sells or otherwise disposes of a redeemable warrant (other than upon exercise of the redeemable warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the redeemable warrants. If a U.S. Holder that exercises such redeemable warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the redeemable warrants), unless the U.S. Holder makes a purging election with respect to such shares. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares acquired upon the exercise of the redeemable warrants by the gain recognized and will also have a new holding period in such ordinary shares for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our shares and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of our shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted tax basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to our redeemable warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our callable Class A Shares are listed and traded on the NASDAQ Capital Market, we cannot guarantee that our shares will continue to be listed and traded on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, and we do not plan to make annual determinations or otherwise notify U.S. Holders of the PFIC status of any such lower-tier PFIC. There also is no assurance that we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our shares and redeemable warrants should consult their own tax advisors concerning the application of the PFIC rules to our shares and redeemable warrants under their particular circumstances.

Conversions and Consolidations

The callable Class A Shares will be automatically consolidated into ordinary shares upon the consummation of our initial acquisition transaction, unless we grant our public shareholders their redemption rights by means of a post-acquisition tender offer. In connection with a post-acquisition tender offer, each callable Class A Share outstanding immediately following the consummation of the initial acquisition transaction will be automatically converted into a callable Class B Share. Such callable Class B Shares will be automatically consolidated into one class of ordinary shares upon consummation of such post-acquisition tender offer.

Subject to the PFIC rules, a U.S. Holder should not recognize gain or loss on such a conversion or consolidation. A U.S. Holder’s adjusted tax basis in the callable Class B Shares or ordinary shares, as the case may be, that such holder received upon such a conversion or consolidation should be equal to the holder’s adjusted tax basis in the callable Class A Shares or callable Class B Shares, as the case may be, that such holder surrendered. In addition, a U.S. Holder’s holding period in the callable Class B Shares or ordinary shares, as the case may be, that such holder received upon such a conversion or consolidation should include such holder’s holding period in the callable Class A Shares or callable Class B Shares, as the case may be, that such holder surrendered.

If a U.S. Holder of our shares is treated as owning shares in a PFIC such that the special tax and interest charge rules as described above under “— Passive Foreign Investment Company Rules” apply to the shares, and the shares received on a conversion or consolidation are determined not to be interests in a PFIC subject to such rules, such holder may recognize gain equal to the difference between the fair market value of the shares received and the holder’s adjusted tax basis in the shares surrendered, and if any such gain is recognized, then such gain may be subject to the special tax and interest charge rules described above. In such a case, a U.S. Holder’s adjusted tax basis in such shares received should be equal to their fair market value, and such holder should have a new holding period in such shares for purposes of the PFIC rules. If the U.S. Holder made a QEF election with respect to the shares surrendered, such election should continue to apply to the shares received upon a conversion or consolidation.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to our securities generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our securities unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of redeemable warrants, or the lapse of redeemable warrants held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of redeemable warrants by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of Redeemable Warrants,” above. The U.S. federal income tax treatment of the automatic conversion of the callable Class A Shares into callable Class B Shares in connection with a post-acquisition tender offer or the automatic consolidation of the callable Class A Shares into ordinary shares or callable Class B Shares into ordinary shares, as the case may be, to a Non-U.S. Holder generally should correspond to the U.S. federal income tax treatment of such a conversion or consolidation to a U.S. Holder, as described under “U.S. Holders — Conversions and Consolidations,” except that Non-U.S. Holders are not subject to the PFIC rules.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our securities within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of shares or warrants by a U.S. Holder (other than an exempt recipient), in each case who

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at 89 Udaltsova Street, Suite 84, Moscow, Russia 119607.

In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The net proceeds of our IPO, including amounts in the trust account, are and will be invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Use of Proceeds

On December 21, 2012, our IPO of 4,000,000 units was consummated at a public offering price of $10.00 per unit, generating gross proceeds of $40,000,000. Each unit consists of one callable Class A Share, par value $0.0001 per share, and one redeemable warrant. Each redeemable warrant included in the units entitles the holder to purchase one ordinary share at a price of $10.00. Immediately prior to the consummation of the IPO, we completed a private placement of 4,500,000 warrants at a price of $0.75 per warrant, for an aggregate purchase price of $3,375,000, to our founding shareholders and their designees. We sold to the underwriters of the IPO, as additional compensation, an aggregate of 136,000 Class A Shares for $2,720.

A total of $41,600,000, which includes a portion of the $3,375,000 of proceeds from the private placement of warrants to the founding shareholders and their designees, has been placed in trust pending the completion of our initial acquisition transaction. The remainder of the funds are being used for our general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act as of October 31, 2013. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report, at a reasonable basis of assurance, to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management has concluded that the Company’s disclosure controls and procedures were not effective as of October 31, 2013, due to the inadequate design of controls and the lack of sufficient resources regarding the financial statement closing process to ensure that the application of the Company’s accounting policies and the presentation of disclosures in the notes to the financial statements is adequate. This material weakness arises principally from a lack of documentation and related closing and review procedures. This material weakness created a situation where a reasonable possibility exists that a material error related to complex and non-routine transactions could occur in our financial statements and not be prevented or detected in a timely manner and/or that the Company’s filings under the Exchange Act may not be able to be submitted on a timely basis. While preparing its balance sheet as of April 30, 2013, the Company identified and corrected an error related to the accounting for the Company’s outstanding warrants. Furthermore, the Company was delinquent when it filed after the due date its interim report on Form 6-K its unaudited financial statements as of and for the six months ended April 30, 2013.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override.  Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, our principal executive and financial officers have concluded that as of October 31, 2013, our internal controls over financial reporting were not effective due to (i) the failure of our accounting personnel to record and account for certain complex accounting transactions and (ii) our inability to timely meet our semi-annual financial reporting obligation pursuant to NASDAQ requirements for the period ended April 30, 2013.

These control deficiencies could result in material misstatements of significant accounts and disclosures that would result in a material misstatement of our interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that these control deficiencies constitute a material weaknesses. The material weakness relates to accounting issues where a reasonable possibility exists that a material error related to complex and non-routine transactions could occur in our financial statements and not be detected or prevented in a timely manner.

Our intentions have been to comply with the information and reporting requirements of the federal securities laws applicable to us. However, we did not have the appropriate personnel to timely meet our semi-annual financial reporting obligation pursuant to NASDAQ requirements for the period ended April 30, 2013. Further, our accounting personnel lacked the knowledge and expertise to be able to identify and account for complex accounting issues. To remediate both of these control deficiencies, management has engaged a consultant with the background and expertise to help us to implement additional controls and to prepare the related documentation for our accounting closing process, as well as to assist us in accounting for complex accounting issues so that we will be able to comply with our financial reporting requirements.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended October 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The Company’s Board of Directors has determined that both Mr. Taras and Mr. Levan are NASDAQ audit committee financial experts, and “independent” as that term is defined in Item 16A(b) of Form 20-F and the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS.

On March 19, 2012, our board of directors adopted a code of ethics that applies to our directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available on our website, www.cisacquisition.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by Marcum LLP for fiscal years ended October 31, 2013 and 2012:

	October 31, 2013	October 31, 2012
Audit Fees	$32,500	$40,300
Audit Related Fees	-	20,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$32,500	$60,300

Audit Fees

Audit fees paid to Marcum LLP comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of the Company’s annual financial statements and reviews of the semi-annual financial results submitted on Form 6-K. Also includes fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters,  consents, and review of documents filed with the SEC.

Audit Related Fees

There were no audit-related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no other fees.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination. Except for the foregoing, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the NASDAQ.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1(1)	Memorandum and Articles of Association
1.2(1)	Amended and Restated Memorandum of Association
1.3(1)	Amended and Restated Articles of Association
2.1(1)	Specimen Unit Certificate
2.2(1)	Specimen Class A Share Certificate
2.3(1)	Specimen Class B Share Certificate
2.4(1)	Specimen Class C Share Certificate
2.5(1)	Specimen Public Warrant Certificate
2.6(1)	Specimen Placement Warrant Certificate
2.7(1)	Form of Warrant Agreement
2.8(1)	Form of Unit Purchase Option
4.1(1)	Form of Underwriting Agreement

4.2(1)	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders
4.3(1)	Form of Investment Management Trust Agreement between American Stock Transfer & Trust Company, LLC, and the Registrant
4.4(1)	Form of Securities Escrow Agreement between the Registrant, American Stock Transfer & Trust Company, LLC, the Founders, Chardan Capital Markets, LLC, C&Co/PrinceRidge LLC, Euro Pacific Capital, Inc. and Maxim Group LLC
4.5(1)	Form of Services Agreement between the Registrant and Chardan Capital Markets, LLC
4.6(1)	Form of Registration Rights Agreement among the Registrant and the Founders
4.7(1)	Form of Placement Warrant Purchase Agreement between the Registrant and the founders
4.8(1)	Promissory Note, dated February 13, 2012, issued by the Registrant to Intercarbo Holding AG
4.9(1)	Agreement, dated January 10, 2012, among the Registrant, Kyle Shostak and CIS Acquisition Holding Co. Ltd.
4.10(1)	Promissory Note, dated April 30, 2012, issued by the Registrant to Intercarbo Holding AG
4.11(1)	Promissory Note, dated July 16, 2012, issued by the Registrant to Intercarbo Holding AG
Form of Underwriter Share Purchase Agreement among the Registrant, Chardan Capital Markets, LLC, C&Co/PrinceRidge LLC, Euro Pacific Capital, Inc. and Maxim Group LLC
11.1(1)	Code of Ethics
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1(1)	Audit Committee Charter
99.2(1)	Compensation Committee Charter
99.3(1)	Governance and Nominating Committee Charter
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to the registrants Registration Statement on Form F-1 (File No. 333-180224).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIS ACQUISITION LTD.

March 17, 2014	By:	/s/ Anatoly Danilitskiy
		Name:	Anatoly Danilitskiy
		Title:	Chief Executive Officer
(Principal Executive Officer)

March 17, 2014	By:	/s/ Kyle Shostak
		Name:	Kyle Shostak
		Title:	Chief Financial Officer (Principal Financial Officer)

CIS Acquisition Ltd.

(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of CIS Acquisition Ltd.

We have audited the accompanying balance sheets of CIS Acquisition Ltd. (a company in the development stage) (the “Company”) as of October 31, 2013 and 2012, and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended October 31, 2013, for the period from November 28, 2011 (inception) through October 31, 2012 and for the period from November 28, 2011 (inception) through October 31, 2013.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIS Acquisition Ltd. (a company in the development stage), as of October 31, 2013 and 2012, and the results of its operations and its cash flows for the year ended October 31, 2013, for the period from November 28, 2011 (inception) through October 31, 2012 and for the period from November 28, 2011 (inception) through October 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1, the Company has no present revenue and the Company’s cash and working capital as of October 31, 2013, are not sufficient to complete its planned activities through June 21, 2014, the date the Company is required to liquidate if it is unable to complete an acquisition transaction, which date may be extended to September 21, 2014 in certain circumstances.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP

New York, NY

March 17, 2014

CIS Acquisition Ltd.

(A Company in the Development Stage)

BALANCE SHEETS

	As of October 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$135,659	$32,438
Prepaid expenses and other current assets	69,000	-
Total current assets	204,659	32,438

Deferred offering costs	-	342,344
Restricted investments and cash equivalents held in Trust Account	41,614,621	-
Total assets	$41,819,280	$374,782

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS' EQUITY
Current liabilities:
Notes payable to shareholder	$-	$322,155
Accrued offering costs	-	32,500
Accrued expenses	59,440	-
Total current liabilities	59,440	354,655

Warrant liability	3,230,000	-
Total liabilities	3,289,440	354,655

Commitments and contingencies:

Class A shares, subject to possible redemption or tender, 3,500,000 and 0 shares at redemption value	36,400,000	-

Shareholders’ Equity
Preferred shares, $0.0001 par value, 5,000,000 shares authorized; none issued or outstanding	-	-
Class A shares, $0.0001 par value, 25,000,000 shares authorized; 1,636,000 and 0 shares issued and outstanding (excluding 3,500,000 and 0 Class A shares subject to possible redemption or tender) at October 31, 2013 and 2012, respectively	164	-
Class B shares, $0.0001 par value, 25,000,000 shares authorized; none issued or outstanding	-	-
Class C shares, $0.0001 par value, 25,000,000 shares authorized; none issued or outstanding	-	-
Ordinary shares $0.0001 per share; 75,000,000 shares authorized; 0 and 1,090,000 shares issued and outstanding at October 31, 2013 and 2012, respectively (1)(2)	-	109
Additional paid in capital	5,563,747	24,891
Deficit accumulated during the development stage	(3,434,071)	(4,873)
Total shareholders’ equity	2,129,840	20,127

Total liabilities, redeemable common share and shareholders’ equity	$41,819,280	$374,782

(1) At October 31, 2012, ordinary shares outstanding included an aggregate of 90,000 ordinary shares held by the founders that were subject to redemption if the underwriters' over-allotment option was not exercised in full. Such 90,000 ordinary shares became Class A shares upon the closing of the Public Offering and were redeemed for no consideration on March 18, 2013 because the underwriters over-allotment option expired unexercised on that date.

(2) Share amounts have been retroactively restated to reflect the effect of the contribution of an aggregate of 75,000 ordinary shares to the Company's capital at no cost to the Company and the subsequent cancellation of such shares on November 30, 2012 and the contribution of an aggregate of 272,500 ordinary shares to the Company's capital at no cost to the Company and the subsequent cancellation of such shares on December 14, 2012.

The accompanying notes are an integral part of these financial statements.

CIS Acquisition Ltd.

(A Company in the Development Stage)

STATEMENTS OF OPERATIONS

	For the Year Ended October 31, 2013	For the Period November 28, 2011 (Inception) Through October 31, 2012	For the Period November 28, 2011 (Inception) Through October 31, 2013

Formation and operating costs
Legal and professional fees	$95,252	$4,873	$100,125
Office expense – related party	75,000	-	75,000
General and administrative expenses	43,567	-	43,567

Loss from operations	(213,819)	(4,873)	(218,692)

Change in fair value of warrants	(3,230,000)	-	(3,230,000)
Interest income	14,621	-	14,621
Net loss	$(3,429,198)	$(4,873)	$(3,434,071)

Weighted average shares outstanding, basic and diluted (1)(2)	1,548,877	1,000,000
Basic and diluted net loss per common share	$(2.21)	$(0.00)

(1) Excludes an aggregate of 90,000 ordinary shares held by the founders that were subject to redemption to the extent the underwriters' over-allotment option was not exercised in full. Such shares became Class A Shares upon closing of the Public Offering and were redeemed for no consideration on March 18, 2013.

(2) Share amounts have been retroactively restated to reflect the effect of the contribution of an aggregate of 75,000 ordinary shares to the Company's capital at no cost to the Company and the subsequent cancellation of such shares on November 30, 2012 and the contribution of an aggregate of 272,500 ordinary shares to the Company's capital at no cost to the Company and the subsequent cancellation of such shares on December 14, 2012.

The accompanying notes are an integral part of these financial statements.

CIS Acquisition Ltd.

(A Company in the Development Stage)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Period from November 28, 2011 (Inception) through October 31, 2013

	Ordinary Shares		Class A Shares		Additional Paid-in	Deficit Accumulated During the Development	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Balance, November 28, 2011 (inception)	-	$-	-	$-	$-	$-	$-

Sale of ordinary shares on November 28, 2011, at $0.0001 per share	38	-	-	-	-	-	-

Sale of ordinary shares on February 13, 2012, at approximately $0.0087 per share	1,089,962	109	-	-	24,891	-	25,000

Net loss for the period from November 28, 2011 (inception) through October 31, 2012	-	-	-	-	-	(4,873)	(4,873)

Balance, October 31, 2012	1,090,000	$109	-	$-	$24,891	$(4,873)	$20,127

Exchange of founders' Ordinary Shares for Class A shares	(1,090,000)	(109)	1,090,000	109	-	-	-

Sale of 4,000,000 units on December 21, 2012 at $10.00 per unit, net of underwriters' discount and offering costs	-	-	4,000,000	400	38,560,791	-	38,561,191

Sale of 4,500,000 warrants on December 21, 2012 at $0.75 per warrant in a private placement	-	-	-	-	3,375,000	-	3,375,000

Sale of 136,000 Class A shares on December 21, 2012 at approximately $0.02 per share, to the underwriters	-	-	136,000	14	2,706	-	2,720

Forfeiture of Founders' Shares in connection with the option underwriters' election to not exercise their over-allotment on March 18, 2013	-	-	(90,000)	(9)	9	-	-

Net proceeds subject to possible redemption of 3,500,000 shares at redemption value (1)	-	-	(3,500,000)	(350)	(36,399,650)	-	(36,400,000)

Net loss for the year ended October 31, 2013	-	-	-	-	-	(3,429,198)	(3,429,198)

Balance, October 31, 2013	-	$-	1,636,000	$164	$5,563,747	$(3,434,071)	$2,129,840

(1) A total of 3,500,000 shares of Class A Shares were subject to redemption or tender at October 31, 2013.

The accompanying notes are an integral part of these financial statements.

CIS Acquisition Ltd.

(A Company in the Development Stage)

STATEMENTS OF CASH FLOWS

	For the Year Ended October 31,2013	For the Period November 28, 2011 (Inception) Through October 31, 2012	For the Period November 28, 2011 (Inception) Through October 31, 2013
Cash flows from operating activities:
Net Loss	$(3,429,198)	$(4,873)	$(3,434,071)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of discount on investments held in trust	(14,621)	-	(14,621)
Change in fair value of warrant liability	3,230,000		3,230,000
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(69,000)	-	(69,000)
Accrued liabilities	59,440	-	59,440
Net cash used in operating activities	(223,379)	(4,873)	(228,252)

Cash flows from investing activities:
Purchases of restricted investments and cash equivalents held in Trust Account	(83,211,600)	-	(83,211,600)
Proceeds from maturity of restricted investments and cash equivalents held in Trust Account	41,611,600	-	41,611,600
Net cash used in investing activities	(41,600,000)	-	(41,600,000)

Cash flows from financing activities:
Proceeds from sale of shares to intial shareholders	-	25,000	25,000
Proceeds from Public Offering, net of offering costs	39,016,600	-	39,016,600
Proceeds from note payable to an affiliate	(322,155)	322,155	-
Payment of deferred offering costs	(145,565)	(309,844)	(455,409)
Proceeds from Warrant Offering	3,375,000	-	3,375,000
Proceeds from Sale of Class A Shares to Underwriter	2,720	-	2,720
Net cash provided by financing activities	41,926,600	37,311	41,963,911

Net (decrease) increase in cash and cash equivalents	103,221	32,438	135,659
Cash and cash equivalents - beginning	32,438	-	-
Cash and cash equivalents - ending	$135,659	$32,438	$135,659

Supplemental Disclosure of Non-cash Financing Activities:
Accrual of deferred offering costs	$-	$32,500	$-

The accompanying notes are an integral part of these financial statements.

CIS Acquisition Ltd.
(A Development Stage Company)

 Notes to Financial Statements

1.	Organization, Plan of Business Operations, Liquidity and Going Concern

Organization and Plan of Business Operations

CIS Acquisition Ltd. (a corporation in the development stage) (the “Company”) was formed on November 28, 2011 under the laws of the British Virgin Islands as an innovated public acquisition company (“IPAC”). The Company was formed to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets that the Company has not yet identified (“Acquisition Transaction”). An IPAC is a blank check company that permits the Company to return funds from a trust account to redeeming shareholders after the completion of an Acquisition Transaction. Although the Company is not limited to a particular geographic region or industry, it intends to focus on operating businesses with primary operations in Russia and Eastern Europe. As of October 31, 2013, the Company had not yet commenced operations. All activity through October 31, 2013 relates to the Company’s formation, initial public offering of its securities and search for a suitable operating business or assets with which to complete an Acquisition Transaction. The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification, or ASC 915, “Development Stage Entities,” and is subject to risks associated with activities of development stage companies.

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules of the Securities and Exchange Commission (“SEC”). The Company has evaluated events through the issuance of this Form 20-F.

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the SEC for the Public Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Acquisition Transaction. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. Accordingly, as of the last day of its most recently completed second quarter (April 30, 2013), the Company determined that it was an FPI. If the Company were to no longer qualify as an FPI (as set forth in Rule 3b4 of the Exchange Act), the Company would then become subject to the US domestic issuer rules as of the first day of its fiscal year following the determination date.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on December 18, 2012. On December 21, 2012, the Company consummated the Public Offering and received proceeds (net of underwriter’s discount of $720,000 and offering costs of $718,809) of $38,561,191. The Company also received $3,375,000 from the issuance of 4,500,000 warrants (“Placement Warrants”) in a private placement (the “Private Placement”) and $2,720 from the issuance of 136,000 of its callable Class A Shares in a private placement (the “Underwriter Placement”).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, the Private Placement and the Underwriter Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating an Acquisition Transaction. There is no assurance that the Company will be able to affect an Acquisition Transaction successfully. Upon the closing of the Public Offering, $41,600,000 ($10.40 per share sold in the Public Offering), including the proceeds of the Private Placement and the Underwriter Placement, was placed in and continues to be held in a trust account (the “Trust Account”) and is invested in U.S. government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. Treasuries until the earlier of the consummation of the Company’s initial Acquisition Transaction and the Company’s failure to consummate an Acquisition Transaction within the prescribed time.

CIS Acquisition Ltd.
(A Development Stage Company)

 Notes to Financial Statements

1.	Organization, Plan of Business Operations, Liquidity and Going Concern, continued

Organization and Plan of Business Operations, continued

Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. If the Company is unable to complete and Acquisition Transaction and is forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify the Company for all claims of contracted parties, to the extent the Company fails to obtain valid and enforceable waivers from such parties. Under these circumstances, the Company’s board of directors would have a fiduciary obligation to the Company’s shareholders to bring a claim against our founders to enforce their indemnification obligations. The Company has questioned our founders on their financial net worth and reviewed their financial information and believes they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Our founders are under no obligation to us to preserve their assets or provide the Company with information regarding changes in their ability to satisfy these obligations.

The Company’s units are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less taxes payable) at the time of the execution of a definitive agreement for its initial Acquisition Transaction, although the Company may acquire a target business whose fair value significantly exceeds 80% of the Trust Account balance.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer an FPI). Each Public Stockholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account ($10.40 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). The Company will consummate an initial Acquisition Transaction only if holders of no more than 87.5% of the public shares elect to convert (in case of a shareholder meeting) or sell their shares to the Company (in the case of a tender offer) and, solely if the Company seeks shareholder approval, a majority of the outstanding shares of a common shares voted are voted in favor of the Acquisition Transaction.

The Company is not required to obtain shareholder approval for the Acquisition Transaction, unless the nature of the acquisition would require such approval under applicable British Virgin Islands law. Public Shareholders will be entitled to redeem or will have their shares automatically redeemed for cash equal to the pro rata portion of the Trust Account in connection with the Acquisition Transaction, regardless of how it is structured. The manner in which Public Shareholders may redeem their shares or will have their shares automatically redeemed will depend on one of the following structures of the transaction:

Pre-acquisition tender offer: Prior to the consummation of an Acquisition Transaction, a tender offer would be initiated for all outstanding callable Class A Shares at a price equal to a pro rata share of the Trust Account. Public Shareholders will be entitled to tender all or a portion of their callable Class A Shares. However, the Company’s founders would not be eligible to tender any shares they own in such tender offer.

CIS Acquisition Ltd.
(A Development Stage Company)

 Notes to Financial Statements

1.	Organization, Plan of Business Operations, Liquidity and Going Concern

Organization and Plan of Business Operations, continued

 Post-acquisition tender offer: A Report of Foreign Private Issuer would be filed on Form 6-K with the SEC disclosing that the Company has entered into a definitive acquisition transaction agreement and intends to consummate the Acquisition Transaction without shareholder vote or a pre-acquisition tender offer. Prior to the consummation of the Acquisition Transaction, the Company shall seek to have certain Class A shareholders (accredited investors who own 5% or more of shares) elect to convert all of their callable Class A Shares into Class C Shares on a one-for-one basis, with any remaining callable Class A Shares automatically converting to callable Class B Shares immediately following consummation of the Acquisition Transaction. After filing, the Acquisition Transaction will be completed upon satisfaction of all closing conditions and, within 30 days of the closing, the Company will commence a tender offer for all outstanding callable Class B Shares. Public Shareholders will be entitled to tender all or a portion of their callable Class B Shares. The Class C Shares are not eligible to participate in any post-acquisition tender offer. In case of (i) failure to commence the issuer tender offer within 30 days of consummation of the Acquisition Transaction, (ii) failure to complete the issuer tender offer within 6 months, or (iii) failure to complete the issuer tender offer within 21 months of the consummation of the Public Offering, then within 5 business days thereafter, the Company will automatically liquidate the Trust Account and release a pro rata portion of the Trust Account to Public Shareholders of Class B Shares. If the Company is no longer an FPI and shareholder approval of the transaction is required by British Virgin Islands law or the NASDAQ Capital Market or the Company decides to obtain shareholder approval for business reasons, the Company will:

•	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•	file proxy materials with the SEC.

The Company will consummate an Acquisition Transaction only if holders of no more than 87.5% of the shares sold in the Proposed Offering exercise their redemption rights.

The Company has until June 21, 2014 to complete the Acquisition Transaction. If the Company has an executed letter of intent, agreement in principal or definitive agreement with respect to an Acquisition Transaction prior to June 21, 2014, the time period will be automatically extended to September 21, 2014 if an initial filing with the SEC of a tender offer, proxy, or registration statement is made, but the Acquisition Transaction is not completed by June 21, 2014.

If the Company is unable to complete an Acquisition Transaction within the allotted time, the Company will automatically dissolve and as promptly as practicable liquidate the Trust Account and release only to Public Shareholders a pro rata share of the Trust Account (initially $10.40 per share), plus any remaining net assets. If the Company elects to effect a post-acquisition tender offer and complete an Acquisition Transaction prior to such time period, but has not completed a post-acquisition tender offer within the stated period, the Company will not be required to liquidate and wind up its affairs; however, the release of the funds in the case of a post-acquisition tender offer will be conditioned upon completion of such tender offer. The founders and holders of Underwriter Shares (defined below) have agreed to waive the right to participate in any distribution from the Trust Account, but not with respect to any units or callable Class A Shares they acquired in the Public Offering or acquire in the aftermarket.

CIS Acquisition Ltd.
(A Development Stage Company)

 Notes to Financial Statements

1.	Organization, Plan of Business Operations, Liquidity and Going Concern, continued

Liquidity and Going Concern

The Company anticipates that in order to fund its working capital requirements, the Company will need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account, as well as enter into contingent fee arrangements with its vendors. The Company may need to raise additional capital through additional loans or additional investments from its founders, officers, directors, or third parties. None of the founders, officers or directors is under any obligation to advance funds to, or to invest in, the Company. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and controlling overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Public Offering and Private Placement

In connection with the Public Offering, on December 21, 2012, the Company sold 4,000,000 Units at $10.00 per unit (“Units”) generating gross proceeds of $40,000,000. Each Unit consists of one callable Class A Share, $0.0001 par value, and one redeemable warrant (each a “Warrant”) to purchase one ordinary share of the Company. Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $10.00 commencing on the later of (a) December 18, 2013 and (b) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares, and will expire on the earlier of December 18, 2017 and the date of the Company’s dissolution and liquidation of the Trust Account, unless such Warrants are earlier redeemed.

The Warrants may be redeemed by the Company at a price of $0.01 per Warrant in whole but not in part upon 30 days prior written notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. In the event that there is no effective registration statement or prospectus covering the ordinary shares issuable upon exercise of the Warrants, holders of Warrants may elect to exercise them on a cashless basis by paying the exercise price by surrendering their Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the Warrant notice is sent to the warrant agent. The Company would not receive additional proceeds to the extent the redeemable warrants are exercised on a cashless basis.

The callable Class A Shares and Warrants began separate trading on March 18, 2013. The callable Class A Shares will continue to trade until the Acquisition Transaction has been completed, at which time they will either: (i) automatically be consolidated with all ordinary shares into one series, if redemption rights were granted prior to, or concurrently with, the completion of the Acquisition Transaction; or (ii) automatically separate from the units and convert to callable Class B Shares, if the Acquisition Transaction is completed prior to a post-acquisition tender offer. After the post-acquisition tender offer, the callable Class B Shares will be consolidated with other outstanding ordinary shares. Upon consummation of the Public Offering, the ordinary shares purchased by the founders were exchanged for Class A Shares (Note 6). Such shares will not be redeemable, will be placed in escrow and will not be released until December 18, 2014.

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

2.	Public Offering and Private Placement, continued

The Company sold to Chardan Capital Markets, LLC and its designees (the “Underwriter”), for an aggregate of $100, an option to purchase 280,000 units at an exercise price of $12.00 per unit, which is comprised of 280,000 ordinary shares and warrants to purchase 280,000 ordinary shares. The Underwriter’s unit purchase option will be exercisable at any time, in whole or in part, from the later of (i) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares, or (ii) June 18, 2013, and expire on the earlier of December 18, 2017 and the day immediately prior to the day on which the Company has been dissolved. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was approximately $968,876 (or $3.46 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 46%, (2) risk-free interest rate of 0.76% and (3) expected life of five years. The Company has no obligation to net cash settle the exercise of the unit purchase option or underlying Warrants.

In connection with the Underwriter Placement, on December 21, 2012, the Company sold to the underwriters of the Public Offering, including Maxim Group LLC, the qualified independent underwriter, for an aggregate of $2,720, an aggregate of 136,000 Class A Shares (the “Underwriter Shares”). Such shares are not redeemable, have been placed in escrow and will not be released until December 18, 2014. Additionally, the underwriters have agreed to waive their rights to participate in any distribution from the Trust Account. The Company accounted for the fair value of the Underwriter Shares, inclusive of the receipt of $2,720 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of these shares was approximately $1,360,000 ($10.00 per share).

In connection with the Private Placement, on December 21, 2012, the founders and certain of their designees purchased 4,500,000 warrants (the “Placement Warrants”) at a price of $0.75 per warrant for an aggregate purchase price of $3,375,000. The proceeds from the sale of the Placement Warrants are held in the Trust Account pending completion of the Acquisition Transaction. The Placement Warrants are identical to the Warrants, except that the Placement Warrants are (i) subject to certain transfer restrictions described below, (ii) cannot be redeemed by the Company, and (iii) may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares after consummation of an Acquisition Transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the Placement Warrants, so long as such warrants are held by the founders, their designees, or their affiliates. Notwithstanding the foregoing, if the Placement Warrants are held by holders other than the founders or their permitted transferees, the Placement Warrants will only be exercisable by the holders on the same basis as the Warrants included in the units being sold in the Public Offering.

The founders have agreed, subject to certain exceptions below, not to sell, assign or otherwise transfer any of their Placement Warrants until the consummation of the Acquisition Transaction or the completion of a post-acquisition tender offer, as the case may be. Prior to the consummation of an Acquisition Transaction or the completion of a post-acquisition tender offer, as the case may be, the Placement Warrants may only be transferred (i) by gift to an affiliate or a member of the holder’s immediate family (or a member of the immediate family of its officers or directors) or to a trust or other entity, the beneficiary of which is the holder (or one of its officers or directors or a member of their respective immediate families), (ii) by virtue of the laws of descent and distribution upon death of any holder, or (iii) pursuant to a qualified domestic relations order; provided, however, that as relates to the Placement Warrants, any such transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the insider letter agreement executed by the transferring holder.

3.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant estimates include the value of the warrants and the option sold to the Underwriter.

CIS Acquisition Ltd.
(A Development Stage Company)

Notes to Financial Statements

3.	Summary of Significant Accounting Policies, continued

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary or Class A shares, as applicable, outstanding during the period. Class A shares subject to possible redemption of 3,500,000 and 0 shares as of October 31, 2013 and 2012 , respectively, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Weighted average shares for the year ended October 31, 2013 and for the period November 28, 2011 (inception) through October 31, 2012 were reduced for the effect of an aggregate 90,000 Class A shares that were forfeited on March 18, 2013, the date upon which the underwriters’ over-allotment option expired. Loss per share assuming dilution would give effect to the dilutive underwriter’s purchase option, warrants, and other potential ordinary shares outstanding during the period. The Company has not considered the effect of warrants to purchase 8,500,000 ordinary shares and the underwriter’s option to purchase 280,000 Units in the calculation of diluted loss per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

Cash and Cash Equivalents

Cash: The Company maintains its cash with high credit quality financial institutions. At times, the Company’s cash and cash equivalents may be uninsured or in deposit accounts that exceed insured amounts. Accordingly, the Company is subject to the risk of failure of the financial institutions where it maintains its cash deposits. In September, 2013, approximately $55,000 was wired from the Company’s former operating bank account pursuant to unauthorized wire instructions. As of October 31, 2013, the company was seeking recovery of the stolen funds from the banking institution. On March 4, 2014, the Company received $50,000 as a settlement from the bank in connection with the unauthorized wire theft.

Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Investments and Cash Equivalents Held in Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Public Offering, the Private Placement and the Underwriter Placement and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of an Acquisition Transaction.

As of October 31, 2013, investment securities held in the Trust Account consisted of $41,614,296 in a United States Treasury Bill, which matures on February 6, 2014 and $325 of cash equivalents. The Company classifies its United States Treasury securities as held-to-maturity in accordance with ASC 320 “Investments – Debt and Equity Securities”. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and are adjusted for the accretion of discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

CIS Acquisition Ltd.
(A Development Stage Company)

Notes to Financial Statements

3.	Summary of Significant Accounting Policies, continued

Restricted Investments and Cash Equivalents Held in Trust Account, continued

The carrying amount, gross unrealized holding gains and the fair value of held-to-maturity securities at October 31, 2013 are as follows:

	Carrying Amount	Gross Unrealized Holding Loss	Fair Value
Held-to-maturity:
U.S. Treasury Bills	$41,614,621	$190	$41,614,431

Income Tax

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. FASB ASC 740 also establishes recognition requirements for the accounting for uncertainty in income taxes. The Company has identified the British Virgin Islands as its only major tax jurisdiction. There were no unrecognized tax benefits as of October 31, 2013. Since the Company was incorporated on November 28, 2011, the evaluation was performed for the tax years ended October 31, 2013 and 2012, which will be the only periods subject to examination. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at October31, 2013. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Fair Value Measurements

The carrying amounts of cash, cash equivalents, restricted cash, and accrued expenses and other current liabilities, approximate fair value due to the short-term nature of these instruments.

Fair value is defined as an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.
Level 2.	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.
Level 3.	Significant unobservable inputs that cannot be corroborated by market data.

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

3.	Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

The assets or liability’s fair value measurement within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. The following table provides a summary of the assets that are measured at fair value on a recurring basis.

	Consolidated Balance Sheet	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Quoted Prices for Similar Assets or Liabilities in Active Markets (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Liabilities:
October 31, 2013	$3,230,000	$-	$-	$3,230,000

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities that are measured at fair value on a recurring basis:

	For the Years Ended October 31,
	2013	2012
Beginning balance	$-	$-
Aggregate fair value of warrant liability upon issuance	-	-
Change in fair value of warrant liability – recorded after the balance sheet dated December 21, 2012, but during the year ended October 31, 2013 (as explained below)	3,230,000	-
Ending balance	$3,230,000	$-

Revised Prior Period Amounts

While preparing its balance sheet as of April 30, 2013, the Company identified and corrected an error related to the accounting for the Company’s outstanding warrants. The amount of the error was approximately $3,570,000 as of December 21, 2012. The Company determined that its outstanding warrants should have been accounted as a liability recorded at fair value and that this liability should be re-measured at each reporting period with changes in fair value being reflected in the statement of operations. The determination of this accounting methodology was made as a result of potential adjustments to the exercise price of the warrants in certain circumstances as described in the warrant agreements which do not meet the criteria for equity treatment described in ASC 815-45-7D.

In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company has evaluated these errors, based on an analysis of quantitative and qualitative factors, as to whether they were material to each of the prior reporting periods affected and if amendments of previously filed Reports of Foreign Private Issuer on Form 6-K with the SEC are required. The Company has determined that though quantitatively and qualitatively material to the previously furnished balance sheet dated December 21, 2012 on Form 6-K filed with the SEC on December 28, 2012, the Company believes the recording of the warrants as liability instruments would not have influenced an investor’s decision making process and has determined to record the liability in the year ended October 31, 2013, as opposed to a restatement and reissuance of the previously furnished balance sheet.

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

3.	Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

Level 3 financial liabilities consist of the derivative liabilities for which there is no current market such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

Level 3 liabilities are valued using unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the derivate liabilities. For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company’s Chief Financial Officer determines its valuation policies and procedures. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company’s Chief Financial Officer with support from the Company’s consultants.

 The Company accounts for the 4,000,000 warrants issued in connection with the Public Offering, and the 4,500,000 warrants issued in connection with the Private Placement in accordance with the guidance contained in ASC 815-40-15-7D whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations.

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model.  This model is dependent upon several variables such as the instrument's expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term expected volatility of the Company’s share price over the expected term, expected time to complete an acquisition and estimated probability of completing a successful acquisition.  The expected term represents the period of time that the instruments granted are expected to be outstanding.  The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies along with the Company’s historical volatility.

A significant decrease in the volatility or a significant decrease in the Company’s share price, in isolation, would result in a significantly lower fair value measurement. Changes in the values of the derivative liabilities are recorded in change in fair value of derivative liabilities within other expense (income) on the Company’s statements of operations.

As of October 31, 2013, there were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

The inputs to the model were as follows:

	December 21, 2013	October 31, 2013
Dividend yield (per share)	0%	0%
Risk-free interest rate:	0.74%	1.3%
Expected term	5.0 yrs.	4.13 yrs.
Expected volatility rate	21.41%	18.1%
Assumed acquisition date	August 18, 2014	August 18, 2014
Estimated probability of acquisition success	61.3%	61.2%

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

3.	Summary of Significant Accounting Policies, continued

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed insured amounts. Accordingly, the Company is subject to the risk of failure of the financial institutions where it maintains its cash deposits. See discussion under Cash and Cash Equivalents regarding a theft against one of the Company’s former bank accounts.

Ordinary Shares Subject to Possible Conversion

The ordinary shares as part of the Units (the “Units”) issued in the Public Offering, contained a conversion feature which is subject to redemption. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity.

Accordingly, 3,500,000 of the 4,000,000 public shares were classified outside of permanent equity at redemption value because the redemption rights are subject to the occurrence of certain events that are outside of the Company’s control. The redemption value at October 31, 2013 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account ($10.40 per share at October 31, 2013).

Recent Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

4.	Commitments

The Company entered into an agreement with the underwriters (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid an underwriting discount of 1.8% of the gross proceeds of the Public Offering, or $720,000 on December 21, 2012.

The holders of the founders’ shares, as well as the holders of the Placement Warrants (and underlying securities) and Underwriter Shares, are entitled to registration rights pursuant to a registration rights agreement signed on December 18, 2012. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the founders’ shares and Underwriter Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the founders’ shares are to be released from escrow. The holders of a majority of the Placement Warrants (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates an Acquisition Transaction or completes a post-acquisition tender offer, as the case may be. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an Acquisition Transaction or post-acquisition tender offer. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

5.	Related Party Transactions

The Company issued an $180,155 unsecured promissory note to Intercarbo AG on February 13, 2012. Additional unsecured promissory notes in the amounts of $52,000 and $170,000 were issued on April 30, 2012 and July 16, 2012, respectively. The notes were non-interest bearing and pursuant to their terms were to be repaid promptly after the consummation of the Public Offering. On December 24, 2012, the Company repaid $387,155 representing the aggregate balance outstanding. Intercarbo AG is an affiliate of Mr. Taras Vazhnov, a director of the Company.

The Company agreed to pay to CIS Acquisition Holding Co. Ltd., an affiliate of Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, our director, a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on December 18, 2012 and ending on the earlier of the consummation of an Acquisition Transaction or the Company’s liquidation. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid. During the year ending October 31, 2013, for the period February 24, 2011(inception) through October 31, 2012 and for the period February 24, 2011(inception) through October 31, 2013, the Company has incurred $75,000, $0 and $75,000, respectively, for these office space expenses to CIS Acquisition Holding Co. Ltd.

6.	Shareholders’ Equity

Preferred Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 5,000,000 preferred shares each with such designation, rights and preferences as may be determined by the board of directors. No preferred shares are currently issued or outstanding.

Ordinary Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 75,000,000 ordinary shares. No ordinary shares are currently issued or outstanding.

Class A Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class A shares. As of April 30, 2013, 1,636,000 Class A shares were issued and outstanding, excluding 3,500,000 Class A shares subject to possible redemption or tender.

Class B Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class B Shares. No Class B shares are currently issued or outstanding.

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

6.	Shareholders’ Equity, continued

Ordinary Shares, continued

Class C Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class C Shares. No Class C shares are currently issued or outstanding.

On November 28, 2011, the Company issued 100 ordinary shares to Kyle Shostak, the Company’s initial shareholder and founder, for a consideration of $0.01. On February 13, 2012, the Company issued 2,804,562 ordinary shares to CIS Acquisition Holding Co. Ltd. and 70,338 ordinary shares to Mr. Shostak for an aggregate consideration of $24,999.99, or approximately $0.0087 per share. On October 18, 2012, the founders contributed an aggregate of 1,437,500 shares of the Company’s ordinary shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. On November 30, 2012, the founders contributed an aggregate of 75,000 shares of the Company’s ordinary shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. On December 14, 2012, our founders contributed an aggregate of 272,500 shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. Immediately prior to the consummation of the Public Offering, the founders exchanged all 1,090,000 ordinary shares for their respective portion of 1,090,000 newly-issued Class A Shares. The Company redeemed 90,000 of the founders’ Class A shares for no consideration because the underwriter’s over-allotment option expired unexercised on March 18, 2013 so that the Company’s founders own 20% of the issued and outstanding Class A shares (not including the Underwriter Shares) after the Public Offering. Additionally, the founders and the underwriters agreed not to redeem or tender the Class A Shares that they hold. The founders’ shares and the Underwriter Shares will automatically convert to Class C Shares or ordinary shares, as applicable, upon consummation of the Acquisition Transaction.

7.	Subsequent Events

The Company evaluated events that have occurred after the balance sheet date of October 31, 2013 through the date which the financials were available to be issued. Based upon this review, other than as already disclosed within these financial statements in Note 3 – Summary of Significant Accounting Policies, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

