Form 20-F
CIS Acquisition Ltd.
filed 2014-09-25
CIK 1543268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 19, 2014

Commission File Number: 001-35755

CIS ACQUISITION LTD.

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

(Address of principal executive offices)

Xin Chao

Chief Executives Officer

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

Email: chaoxin77@sina.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

with a copy to:

Richard Friedman, Esq.

Wei Wang, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Fl.

New York, NY 10006

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

None.

On September 23, 2014, the issuer had 7,033,059* ordinary shares outstanding.

*Excluding 1,500,000 Class C Shares in escrow that are subject to certain net income targets and after giving effect to the redemption of 3,500,000 Class A Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐         No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐          No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐          No ☒

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

Yes ☐          No ☐

2

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

•	“CIS,” “we,” “us,” “our” and the “Company” refers to CIS Acquisitions Ltd., a company organized in the BVI;

•	“Elite” refers to Elite Ride Limited, which is our wholly owned subsidiary and a company organized in the BVI;

•	“Delta” refers to Delta Advanced Materials Limited, a Hong Kong company, as well as Delta’s four wholly-owned operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), Jiangsu Zhengxin New Material Research and Development Co., Ltd (“Jiangsu Zhengxin”), Jiangsu Delta Logistics Co., Ltd (“Jiangsu Logistics”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”).

•	“Business Combination” refers to our acquisition of Elite on September 19, 2014, pursuant to a share exchange transaction among us, Elite, Delta and shareholders of Elite;

•	“BVI” are to the British Virgin Islands;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“PRC” and “China” are to the People’s Republic of China;

•	“SEC” are to the Securities and Exchange Commission;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Renminbi” and “RMB” are to the legal currency of China;

•	“Hong Kong dollars,” “HKD” and “HK$” are to the legal currency of Hong Kong; and

•	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Forward-Looking Information

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate consumer preferences and develop new menswear products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Our directors and executive officers immediately following the consummation of the Business Combination are as follows:

Name	Age	Position
Xin Chao	37	Chairman and Chief Executive Officer
Richard Yan	39	Chief Financial Officer
David Chi-Ping Chow	51	Independent Director (1)(2)(3)
Richard Liu	44	Independent Director (1)(2)(3)
Changguang Wu	46	Executive Director
George Kaufman	39	Independent Director (1)(2)(3)

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of governance and nominating committee.

Below is a summary of the business experience of each of our executive officers and directors:

Xin Chao has over 10 years of experience in the fine chemical industry. From 1999 to 2000, Mr. Chao worked as a sales manager at Sinopec International Corporation where he was actively involved in international trading matters. From 2000 to 2002, he worked at Lianshui County Zhengxin Chemical Co., Ltd. as the general manager in charge of the entire business operations of the company. Subsequently, in August 2002 and August 2003, Mr. Chao co-founded (i) Danyang Beijiate Materials Trading (“Beijiate Materials”) and (ii) Danyang Beijiate Chemicals Co., Ltd. (“Beijiate Chemicals”) respectively, where he was responsible for the daily operations of both Beijiate Materials and Beijiate Chemicals. Mr. Chao co-found Jiangsu Delta, and he was the general manager of Jiangsu Delta when it was incorporated as a wholly foreign-owned enterprise on 15 June 2007. Mr. Chao subsequently acquired the entire equity interest in Jiangsu Delta from S&S International through Hong Kong Huilong International Investment Limited (formerly known as Hong Kong Zhengxin International Investment Limited) (which was controlled by Mr. Chao) on 13 April 2008. Since its incorporation, Mr.Chao has been actively involved in the operations and management of Jiangsu Delta. Mr. Xin Chao graduated from Nanjing University with a Bachelor’s Degree in International Trading.

Hong Yan has been serving as the chief financial officer of Delta Advanced Materials Limited since May 2011. He is responsible for the preparation of all financial statements as well as for reviewing and developing effective financial policies and control procedures for Delta. From 1997 to 2002, Mr Yan was the Assistant Manager in the Financial Advisory Services Department of KPMG Shanghai, where he was responsible for carrying out statutory audits, rendering an in depth understanding of the International Financial Reporting Standards. From 2002 to 2004, Mr Yan served as the Financial Controller of Hartcourt Companies Inc, where he supervised the company’s accounts department. Hartcourt Companies Inc, which is listed on the US Stock Exchange, distributes computer hardware and peripherals made by Samsung Electronics in Shanghai. From 2004 to 2006, he assumed the position of Vice President of Finance of Sancon Resources Recovery Inc, an environmental service and waste management company that operates recycling facilities in China and Australia, where he was responsible for overseeing the financial and accounting matters of the company, as well as liaising with and reporting to the US Securities and Exchange Commission in relation to compliance issues. Sancon Resources Recovery Inc is also listed on the US Stock Exchange. From 2006 to 2011, Mr Yan served as the managing partner of Shanghai KRC Business Consulting Co., Ltd., a consultancy on audit, tax and advisory services which he co-founded and still co-owns. Mr. Yan graduated with a Bachelor’s Degree in Accounting and a Masters of Business Administration, both from Shanghai Jiao Tong University and is a member of the Chinese Institute of Certified Public Accountants.

Changguang Wu has been with Delta as its Executive Director since 2007 and has been actively involved in the daily operations of Delta since its establishment in 2007. From 1989 to 1992, Mr. Wu was a loan officer of People’s Bank of Danyang City. From 1992 to 2002, he worked as a chief planner at Danyang City Trust and Investment Co., Ltd. Subsequently, in August 2002 and August 2003, Mr. Wu co-founded (i) Danyang Beijiate Materials Trading (“Beijiate Materials”) and (ii) Danyang Beijiate Chemicals Co., Ltd. (“Beijiate Chemicals”) respectively with Mr. Xin Chao, where he was mainly responsible for the management of both Beijiate Materials and Beijiate Chemicals. While he was involved in the management of Beijiate Materials and Beijiate Chemicals, he was also the general manager of Danyang Liansheng Chemicals Co., Ltd. (“Liansheng Chemicals”). He officially left Liansheng Chemicals and joined the Target Group in November 2007. Mr. Wu graduated from Banking School of Jiangsu in 1989 with a diploma in Economic Management.

David Chi-Ping Chow is currently the General Manager for China at Interclients LLC and a partner at Shanghai China Bay Partners. Mr. Chow is a United States Certified Public Accountant and an American Certified Tax Practitioner. He has 27 years of experience in financial planning, corporate internal control and audit, strategic planning and implementation. Mr. Chow previously has worked as the Chief Financial Officer for China at General Mills and Haagen-Dazs, Xian Janssen Pharmaceutical (a subsidiary of Johnson & Johnson group), respectively. He was the Chief Financial Officer for Greater China of Pillsbury and Haagen-Dazs, the Chief Financial Officer for China and Vice-President of Supply Chain for Nabisco. He was a partner of Speakman & Price public accounting firm and a financial analyst of Motorola. Mr. Chow graduated with a Bachelor in Accounting from Santa Clara University, California. He also received management training from Columbia University and Northwestern University.

Richard Liu has over twenty years’ experience in business and legal practice. He is a partner and director of securities investment section of Shanghai Huiye Law Firm since December 12, 2006. He was a legal assistant at Baker& McKenzie’s Shanghai office from May 2004 through October 2006. Prior to that, he was Senior Consultant of Overseas Consulting department, Shanghai Foreign Service Company from June 2001 to April 2004. He received his bachelor’s degree in law from the Art College of Shanghai University.

George Kaufman is a Managing Director of Investment Banking with Chardan Capital Markets, LLC, a New York based investment bank. Mr. Kaufman is a director of Prime Acquisition Corp., a company that owns and operates office, commercial and industrial properties in Italy and is focused on building a portfolio of high-yield assets primarily in Europe. Mr. Kaufman founded Detroit Coffee Company, LLC, a national roaster, wholesaler and retail distributor of high-end specialty coffees, in January 2002 and currently serves as its chief executive officer. Mr. Kaufman received a Bachelor of Arts degree in Economics from the University of Vermont in 1999.

B. Advisors

Forbes Hare acts as the BVI counsel to us. Sichenzia Ross Friedman Ference LLP acts as United States counsel to us.

C. Auditors

From the Company’s inception through the consummation of the Business Combination, Marcum LLP, an independent registered public accounting firm, 750 Third Avenue, New York, NY 10017, has acted as the Company’s independent registered public accounting firm.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Selected Financial Data of CIS

The following selected financial data, other than selected operating data, have been derived from CIS’ audited financial statements for the year ended October 31, 2013, the period from November 28, 2011 (Inception) to October 31, 2012 and from CIS’ unaudited financial statements for the six months ended April 30, 2014. The financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

	For the Six Months Ended April 30, 2014	For the Six Months Ended April 30, 2013	For the Year Ended October 31, 2013	For the Period November 28, 2011 (Inception) Through October 31, 2012
	(unaudited)	(unaudited)
Statement of Operations Data
Loss from operations	$(317,912)	$(80,112)	$(213,819)	$(4,873)
Net loss	$(265,132)	$(4,068,131)	$(3,429,198)	$(4,873)
Loss from operations per share	$(0.19)	$(0.05)	$(0.14)	$(0.00)
Weighted average shares outstanding	1,636,000	1,460,309	1,548,877	1,000,000

Balance Sheet Data
Working capital (deficiency)	$(172,693)	$285,907	$145,219	$(322,217)
Total assets	$41,671,382	$41,925,589	$41,819,280	$374,782
Total liabilities	$3,406,674	$4,034,682	$3,289,440	$354,655
Value of shares which may be redeemed for cash	$36,400,000	$36,400,000	$36,400,000	$-
Total shareholders’ equity	$1,864,708	$1,490,907	$2,129,840	$20,127

Selected Financial Data of Delta

Following the Acquisition, Delta is considered to be our predecessor for accounting purposes, as further described in Item 18 of this report. The following table presents selected financial data regarding Delta’s business. It should be read in conjunction with its consolidated financial statements and related notes contained elsewhere in this report and the information under Item 5 “Operating and Financial Review and Prospects.” The selected consolidated statement of income data for the fiscal years ended June 30, 2014, 2013 and 2012, and the selected consolidated balance sheet data as of June 30, 2014, 2013 and 2012 have been derived from Delta’s audited consolidated financial statements that are included in this report in Item 18, beginning on page F-1. Selected financial data for the fiscal years ended June 30, 2011 and 2010 below is derived from unaudited financial statements of Delta for the specified periods.

Delta’s consolidated financial statements were prepared and presented in accordance with U.S. GAAP and presented in U.S. dollars. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	For the Years Ended June 30,
	2014	2013	2012	2011	2010
Statement of Income Data				(unaudited)	(unaudited)
Revenue	$175,327,717	$124,218,213	$95,627,051	$70,237,743	$14,131,930
Cost of sales	$(157,904,729)	$(99,733,216)	$(69,686,610)	$(49,148,428)	$(10,710,804)
Gross profit	$17,422,988	$24,484,997	$25,940,441	$21,089,315	$3,421,126
Income from operations	$11,634,940	$17,842,614	$19,088,375	$17,664,456	$3,144,742
Net income	$6,828,308	$11,705,736	$10,471,574	$5,777,069	$2,035,768
Comprehensive income	$7,144,747	$13,315,616	$11,803,575	$8,220,811	$2,170,808

Balance Sheet Data
Working capital (deficiency)	$(27,362,427)	$(14,773,509)	$16,818,269	$10,804,724	$(6,648,513)
Total assets	$206,531,300	$167,039,000	$143,644,914	$97,800,629	$58,750,752
Total liabilities	$151,071,926	$118,724,373	$108,645,903	$74,605,193	$43,776,127
Total equity	$55,459,374	$48,314,627	$34,999,011	$23,195,436	$14,974,625

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this report, including matters addressed in the section entitled “Forward-Looking Statements”. We caution you not to place undue reliance on the forward-looking statements contained in this report, which speak only as of the date hereof.

The risks and uncertainties described below include all of the material risks applicable to us; however they are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or the Business Combination.

Risk Factors Relating to Delta

Delta is subject to the PRC's environmental protection measures.

Delta’s business activities produce certain pollutants such as waste water and waste gas, during the production process. The PRC has in recent years tightened its environmental protection measures to be more in line with steps taken by developed countries.

Under the PRC Environmental Protection Law, any enterprise which discharges pollutants is required to be registered with the relevant PRC governmental departments and to obtain a pollutant discharge permit. Any such enterprise is also required to have waste water, waste gas, solid waste and noise pollution treatment facilities that meet the relevant environmental standards and to have the pollutants treated before discharge. The provincial and municipal governments of provinces, autonomous regions and municipalities may also set their own guidelines for the discharge of pollutants within their own provinces or districts.

On October 20, 2012, Jiangsu Delta obtained the Pollutant Discharge Permit of Zhenjiang issued by the Environment Protection Agency of Dantu District, Zhenjiang City for discharge of the key production wastes, including inter alia, ammonia, nitrogen, totel phosphorus, petroleum waste, benzene, toluene, dimethylbenzene, chlorobenzene, soot, hydrochloric acid, hydrochloric acid, maleic anhydride and sulphur dioxide. Such discharges must be made in compliance with national environmental regulation. The Pollutant Discharge Permit is valid from October 20, 2012 to October 19, 2015, after which it will be due for renewal.

Additionally, its facilities may be subject to periodic and annual environmental inspections. Penalties may be imposed for the discharge of pollutants that fail to meet relevant environmental standards. The relevant governmental authorities may refuse to issue or renew a pollutant discharge permit if an enterprise fails environmental inspections and in cases of severe violation of environmental standards, are also empowered to shut down any enterprise that causes substantial environmental problems.

There is no assurance that the current PRC environmental protection laws and regulations will not be amended in the future. In June 2012, as the local environmental protection criteria were amended where more stringent standards were introduced by the relevant local authorities, Jiangsu Delta’s production activities were temporarily suspended for approximately 45 days to enhance its waste water treatment facilities in order to meet the revised standards. In July 2012, Jiangsu Delta was certified to have satisfied the new criteria and re-commenced its operations. If more stringent environmental protection laws and regulations are introduced in the future, incident as such might happen again and Delta may need to utilize significant financial and/or other resources to ensure compliance, which will result in an increase in its operating costs and have an adverse effect on its profitability and prospects.

Furthermore, if Delta is unable to comply with such stringent environmental protection standards, penalties (including fines and/or shutdown of processing facilities) may be imposed on it, which in turn may adversely affect its financial performance.

Delta depends on its key personnel for continued success.

Delta believes its success to date can largely be attributed to the contributions, expertise and experience of its key management team, which is headed by its Executive Chairman and Chief Executive Officer, Xin Chao. He is responsible for identifying business opportunities and implementing overall business strategies to achieve its corporate goals.

Delta’s key management team also includes Xin Chao, Wu Changguang, Xia Jianmin, Ming Chao and Hong Yan. The continued success its business is therefore dependent, to a large extent, on its ability to retain the services of its directors and executive officers. Each of Chao Xin, Wu Changguang and Ming Chao has more than 13 years of experience in the fine chemical and/or related industries. The loss of the services of its key personnel without a suitable and timely replacement, or the inability to attract and retain other qualified personnel, could adversely affect its operations and hence, its financial results.

Delta is subject to fluctuations in the prices of principal raw materials in its operations.

The key components and raw materials used in Delta’s production and manufacturing processes are Toluene, Chlorine, Benzene, Styrene and Phthalic Anhydride, Maleic Anhydride, Propylene glycol and Ethylene diglycol which in aggregate constituted approximately 80% of its total cost of sales. As these materials constitute key components of its manufacturing processes, any fluctuation in the prices of such raw materials which may in turn have an impact on its production costs. In line with industry practice, Delta do not have long-term supply contracts with its suppliers. A shortage of any key raw materials or components could limit its production, and is likely to increase the costs of its products, thereby depressing the margins for its products. Further, although Delta produces a number of intermediary materials such as MA, PCT and OCT in-house for the production of PCT/OCT downstream products and UPR products, there can be no assurance that Delta will be able to continue to do so in a cost-effective manner.

There is no assurance that Delta will be able to obtain an adequate supply of key raw materials at competitive prices. Market prices of such raw materials may also be volatile due to factors beyond its control, such factors include, inter alia, general economic conditions, changes in the level of global demand and the availability of supply. Any substantial increase in the prices of these raw materials is likely to have a material adverse impact on its production costs. In the event of any significant increase in the cost of such raw materials, and should Delta be unable to pass on such costs to its customers on a timely basis, its business, profitability and financial performance will be adversely affected.

Delta is vulnerable to fluctuations in the prices of its products.

Delta is subject to fluctuations in demand for its products and services due to a variety of factors, including general economic conditions, competition, product obsolescence, shifts in buying patterns, financial difficulties and budget constraints of its actual and potential customers and other factors. Some of its products may experience great price fluctuation.

While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact its product sales. If demand for its products declines or the prices of its products decline because of general economic conditions or for other reasons, its revenues and gross margin could be adversely affected.

Delta may be affected by disruptions to its processing facilities.

Delta’s processing facilities are located at Zhenjiang City, Jiangsu Province, the PRC. The production facilities are subject to operational risks, such as industrial accidents, which could cause personal injury or loss of human life, the breakdown or failure of equipment, power supplies or processes, performance below expected levels of output or efficiency, obsolescence, labor disputes, natural disasters and the need to comply with relevant regulatory and requirements. From time to time, Delta may need to carry out planned shutdowns of its processing plants for routine maintenance, statutory inspections and testing and may need to shut down various plants for capacity expansions and equipment upgrades. In addition, due to the nature of its business, and despite compliance with requisite safety requirements and standards, the production process is still subject to operational risks, including discharges or releases of hazardous substances, exposure to contamination and leakages from other factories and operations in the vicinity. These operational risks may cause personal injury or loss of human life and could result in the imposition of civil and criminal penalties. The occurrence of any of these events could have a material adverse effect on the productivity and profitability of a particular production facility and on its business, results of operations and financial condition.

Although Delta has taken precautions to minimize the risk of any significant operational problems at its production facilities, there can be no assurance that its business, results of operations and financial condition may not be adversely affected by disruptions caused by operational hazards at its production facilities, or at other factories and facilities in the vicinity. Moreover, its production processes are continuously being modified and updated. As a result of manufacturing process updates and improvements, from time to time, Delta may experience shutdowns, and disruptions to the operations.

The occurrence of any of the above events may cause it to stop or suspend its processing operations and Delta may not be able to deliver the products to its customers on a timely basis, which would have an adverse impact on its business, financial position and profitability.

Delta’s insurance coverage may not adequately protect it against certain operating and other hazards which may have an adverse effect on its business.

Delta makes substantial investments in complex manufacturing and production facilities and transportation equipment. Many of the production processes, raw materials and certain finished products are potentially destructive and dangerous in uncontrolled or catastrophic circumstances, including operating hazards, fires and explosions, and natural disasters such as typhoons, floods, earthquakes and major equipment failures for which insurance may not be obtainable at a reasonable cost or at all. Delta maintains insurance policies covering losses due to fire and other calamities. Delta also maintains insurance policies for fixed assets, such as vehicles, machineries, facilities and buildings which cover against damage caused by certain accidents and natural disasters. Should an accident or natural disaster occur, it may cause significant property damage, disruption to operations and personal injuries and its insurance coverage may be inadequate to cover such loss. Should an uninsured loss or a loss in excess of insured limits occur, Delta could suffer from damage to its reputation or lose all or a portion of production capacity as well as future revenues anticipated to derive from the relevant facilities. While Delta maintains coverage from insurance policies for its production facilities which are in line with the industry norms, Delta cannot assure you that its insurance coverage would be sufficient to cover all its potential losses.

Delta’s profitability may be affected by a failure to compete effectively in a competitive environment.

Delta operates in a highly competitive environment and is subject to competition from both existing competitors and new market entrants. Rapid technological advances and aggressive pricing strategies by its competitors may continue to increase competition. In order to remain competitive, Delta must continue to improve its materials supply chain, foster production self-sufficiency, upgrade technology and manufacturing process and introduce new products to the market in a timely manner. Delta’s ability to do so depends on factors both within and outside of its control and may be constrained by the distinct characteristics and production requirements of individual products. There can be no assurance that Delta will be able to continue to improve production efficiency and maintain reasonable margins for all of its existing products, or that Delta will be able to successfully introduce new products that are able to command higher margins. Some of its competitors may have superior financial, marketing, manufacturing, research and development and technological resources, greater brand name recognition and larger customer bases than it.

Accordingly, these competitors may have the ability to respond more quickly to new or emerging technologies, adapt more quickly to changes in customer requirements and devote greater resources to the development, promotion and sales of their products and/or services. There is no assurance that Delta will be able to continue competing successfully against present and future competitors.

Management of Delta believes that the important factors to achieving success in its industry include maintaining customer loyalty by cultivating long-term customer relationships and maintaining the quality of its products and services. If Delta is unable to attain these, Delta may lose customers to its competitors and this will adversely affect its market share. Increased competition may also force it to lower its prices, thus reducing its profit margins and affecting its financial performance and condition. Such competition may have a material adverse effect on its business, financial position and results of operations.

Delta’s business may be adversely affected if its customers place lower than expected orders.

As is customary in its industry, Delta does not obtain firm and long-term volume purchase commitments from its customers. Although Delta may from time to time enter into sales agreements with its key customers which normally include general terms of sale, specification requirements and pricing policy, such agreements generally do not specify a minimum purchase volume or a specific purchase price. The precise terms for each shipment, such as pricing, product specifications and quantities, are normally confirmed at the time each order is placed.

Accordingly, Delta faces the risk that its customers might place lower than expected orders, if at all, or cancel existing plans for orders. Although the customers might be contractually obliged to purchase products on specific terms from it for particular orders, Delta may be unable to or, for other business reasons, choose not to enforce its contractual rights if the customers terminate their orders. Cancellations, reductions or instructions to delay production by a significant customer could materially and adversely affect its results of operations by reducing its sales volume, as well as by possibly causing a delay in the customers’ repayment of its expenditures for inventory and resulting in lower utilization of the manufacturing facilities, all of which may result in lower gross margins.

Delta’s reputation may suffer if Delta fails to manufacture products within the acceptable quality range and optimal production yields.

Product quality can be affected by a number of factors, including the level of contaminants in the manufacturing environment, the contamination of raw materials, equipment malfunction, process adjustments made to manufacture new products, interruptions in availability of utilities, deficiencies in quality control and inadequate sample testing. Many of Delta’s customers require stringent quality requirements in the procurement of their supplies.

Delta has in place stringent quality control processes as set out in the section “Quality Control” of this rep and ensure that its raw materials, manufacturing systems and processes and products meet the highest standards of quality. If Delta fails to maintain high quality production standards, its reputation may suffer and customers may cancel their orders or return their products for replacement, which will materially and adversely affects its results of operations and financial condition.

Delta may be unable to adapt to technological changes and other industry standards.

Delta operates in a technologically dependent industry and is required to quickly adapt to technological changes and industry standards as well as the changing needs of customers. In the event that Delta is unable to keep up with the technological developments and develop new products on time, or if Delta fails to anticipate and adapt to changes in its customers’ requirements, its current products and technology may face the risk of becoming obsolete and Delta would not be able to fully meet its customers’ needs. This may then result in a decrease in demand for its products and have a negative impact on its financial performance.

Delta may be exposed to risk of infringement of its intellectual property rights.

Delta relies primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect its intellectual property. Nevertheless, these afford only limited protection and the actions Delta may take to protect its intellectual property rights may not be adequate. Third parties may infringe or misappropriate its proprietary technologies or other intellectual property rights, which could have a material adverse effect on its business, financial condition, results of operations and prospects. As of the date of this Offer to Purchase, Delta owns five patents in respect of UPR production and is in the midst of applying for seven more patents.

Although Delta’s senior management personnel would, under the relevant PRC laws relating to duties of directors or the terms of their employment contracts, have a general duty of confidentiality, there is no assurance that there will be no unauthorised disclosure of its trade secrets or other proprietary information. In the event that there is a leakage of such trade secrets or proprietary information to its competitors and other third parties, it may limit its ability to maintain its competitive edge and to grow its business.

Further, as Delta has not yet received patent protection for some of its proprietary information, there is no assurance that Delta will obtain adequate remedies in the event of an unauthorised disclosure of the proprietary information to its competitors or other third parties. Should there be a loss of proprietary information, its operations, financial position and prospects may be adversely affected.

Delta may not be able to ensure the successful implementation of its future plans and strategies.

As set out in the section entitled “Strategies and Future Plans”, Delta intends to, inter alia, expand its production capacity and product lines, as well as its distribution network. Such initiatives involve various risks including but not limited to the investment costs in establishing a distribution network within the PRC, setting up of new production facilities and offices and working capital requirements. There is no assurance that such future plans can be successfully implemented as the successful execution of such future plans will depend on several factors, some of which are not within its control, such as retaining and recruiting qualified and skilled staff, and the continued demand for its products by its customers. Failure to implement any part of its future plans or executing such plan costs effectively, may lead to a material adverse change in its operating environment or affect its ability to respond to market or industry changes, which may, in turn, adversely affect its business and financial results.

Delta is exposed to the credit risks of its customers.

Delta’s business and financial results are dependent on the credit worthiness of its customers and this risk increases with, inter alia, the customer’s proportion of purchases from it. Delta usually offers its customers credit terms of up to 120 days. Although there has not been any material collection problem for trade receivables or any other allowance for doubtful debts during the past three fiscal years, there is no assurance that Delta will not encounter bad debt problems in the future. Should Delta experience any unexpected delay or difficulty in collections from its customers, its cash flow and financial results may be adversely affected.

In addition, any deterioration in the financial position of its customers may materially affect its profits and cash flow as these customers may default on their payments to it. Delta cannot assure you that such defaults will not increase in the future or that Delta will not experience cash flow problems as a result of such defaults. Should these develop into actual events, its business and financial results will be adversely affected.

Delta may require additional funding for future growth.

Delta’s business and the nature of the industry in which Delta operates may require it to make substantial capital expenditures in terms of both plants, equipment and for research and development capabilities. In particular, Delta may expand its production capacity in certain of its production facilities to cater to the expected increase in demand. These capital expenditures will be spent in advance of any additional sales to be generated by new or upgraded production facilities as a result of these expenditures. There is a risk that Delta may in the future incur operating losses if its net operating revenue does not adequately recover its capital expenditures.

In connection with its business strategy, Delta has continued to make regular capital investments and expenditures. Delta expects to incur further capital expenditures for FY2015 in connection with the construction and the expansion of production facilities.

The additional funding and capital expenditures is expected to be funded from proceeds from existing cash balances and credit lines, cash inflow from operations and existing and future bank borrowing. However, in the event of adverse market conditions in the future or changes in its growth, manufacturing process, product technologies, prices of machinery and equipment or interest rates, its actual expenditures may exceed its planned expenditures and Delta may not have sufficient sources of liquidity to effect the current operational plan and would need to secure additional financing from external sources. Delta’s failure to obtain any required financing could impair its ability to both serve its existing clients base and develop new clients and could result in both a decrease in revenue and an increase in its loss.

To the extent that Delta requires financing, it would intend to seek funding for its capital needs through the issuance of debt, preferred stock, common equity, loan guarantees, or a combination of these types of instruments. Delta may also seek to obtain financing through a private placement or a public offering, a consequence of which could include the sale or issuance of stock to third parties. To the extent additional funding is required, Delta cannot assure you that it will be able to get additional financing on any terms acceptable to it, and, if it is able to raise funds, it may be necessary for it to sell its securities at a price which is at a significant discount from the market price and on other terms which may be disadvantageous to it. In connection with any such financing, Delta may be required to provide registration rights to the investors. The price and terms of any financing which would be available to it could result in the issuance of a significant number of shares. If Delta is required to issue a significant number of shares, stockholders could suffer substantial dilution.

Delta is dependent on its “DELTA” brand.

Delta relies on its “DELTA” brand in the marketing and distribution of its products. Delta believes that it has built significant goodwill in its brand in terms of the quality of products and services and it is widely recognized by the fine chemical industry in the PRC. Delta considers its “DELTA” brand to be vital in promoting product recognition and customer loyalty. Hence, if there are any major defects in its products or adverse publicity on its brand, the goodwill in its brand will be adversely affected and its customers may lose confidence in its products. This will adversely affect its sales of products, hence affecting its business and financial performance.

In order to protect its trademark, Delta has applied to register its “DELTA” label as a trademark in the PRC. Delta relies on PRC trademark laws but there is no assurance that this means of protecting its trademark will be effective or that its competitors will not adopt product names or trademarks that are similar to that of ours. Delta is also vulnerable to attempts by third parties to pass off their products as ours by using its trademark. Adequate protection of its intellectual property is important to its business. Although Delta may take legal action against those who infringe its intellectual property rights, it may need to incur substantial time and resources and there is no assurance that Delta will be able to stop or prevent such infringement completely. Unauthorized use of its trademarks could adversely affect its performance and business reputation. Should such counterfeit products be of inferior quality, the goodwill in its brand may be eroded. Hence, its business and financial performance will be adversely affected if Delta is unable to protect its intellectual property rights effectively.

Defective or non-compliant products may lead to negative publicity which would adversely affect Delta’s business and profits.

Delta’s products are sold mainly to manufacturers. Although Delta has not faced any adverse claims or complaints regarding its products to-date, there can be no assurance that its products will not cause personal injury or health complications on users. Further, in the event that its products are defective or non-compliant with specifications, Delta may be liable to complaints, lawsuits and claims from its customers which in turn could generate negative publicity and materially and adversely affect its business and financial condition. Any successful product liability claim against it may adversely affect its business and reputation. A product liability claim, even without merit, could result in it incurring significant expenses and expending substantial time and efforts of its management in defending such a claim. Even if Delta is able to successfully defend any such claim, there can be no assurance that its customers will not lose confidence in its products, thereby affecting its business and reputation.

Additional Risk Factors to Consider

Because Delta’s contracts are individual purchase orders and not long-term agreements, the results of its operations can vary significantly from quarter to quarter.

Delta currently does not have any long-term contracts with its customers for its products. While Delta does not depend on any single customer for a significant portion of its revenues, there is a risk that existing customers will elect not to do business with it in the future or will experience financial difficulties. There is also a risk that its customers will attempt to impose new or additional requirements on it that reduce the profitability of those customers for us. If Delta does not develop relationships with new customers, Delta may not be able to increase, or even maintain, its revenue, and its financial condition, results of operations, business and/or prospects may be materially adversely affected.

Potential claims alleging infringement of third party’s intellectual property by Delta could harm its ability to compete and result in significant expense to it and loss of significant rights.

From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to Delta’s business. Any claims that its products or processes, whether in relation to the specific circumstances set out above or otherwise, infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause it to incur significant costs in responding to, defending, and resolving such claims, and may divert the efforts and attention of its management and technical personnel away from the business. As a result of such intellectual property infringement claims, Delta could be required or otherwise decide it is appropriate to pay third-party infringement claims; discontinue manufacturing, using, or selling particular products subject to infringement claims; discontinue using the technology or processes subject to infringement claims; develop other technology not subject to infringement claims, which could be time-consuming and costly or may not be possible; and/or license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms. The occurrence of any of the foregoing could result in unexpected expenses or require it to recognize an impairment of its assets, which would reduce the value of the assets and increase expenses. In addition, if Delta alters or discontinue the production of affected items, its revenue could be negatively impacted.

Risks Relating to Doing Business in the PRC

Delta’s subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against its PRC subsidiaries and its officers and directors.

Delta’s PRC subsidiaries, Jiangsu Delta, Jiangsu Zhengxin R&D, Jiangsu Logistic and Binhai Deda were established in the PRC, and their main operations and assets are located in the PRC. Delta’s PRC subsidiaries, main operations and assets are therefore subject to the relevant laws and regulations of the PRC. In addition, a majority of its officers and directors are non-residents of the U.S., and substantially all their assets are located outside the U.S. As a result, it could be more difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against any of its PRC subsidiaries or any of these persons.

Delta’s business is subject to certain PRC laws and regulations.

Delta’s business and operations in the PRC are subject to government rules and regulations, including environmental, working safety, road transportation and health regulations. Any changes in such government regulations may have a negative impact on its business.

Breaches or non-compliance with these PRC laws and regulations may result in the suspension, withdrawal or termination of its business licenses or permits, or the imposition of penalties, by the relevant authorities. Delta’s PRC subsidiaries’ business licences are also granted for a finite period and any extension thereof is subject to the approval of the relevant authorities. Any suspension, withdrawal, termination or refusal to extend its PRC subsidiaries’ business licenses or permits would cause the cessation of production of certain or all of its products, and this would adversely affect its PRC subsidiaries’ business, financial performance and prospects.

Uncertainty in the PRC legal system may make it difficult for Delta to predict the outcome of any disputes that it may be involved in.

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, circulars and directives. The PRC government is still in the process of developing its legal system, so as to meet the needs of investors and to encourage foreign investment. As the PRC economy is generally developing at a faster pace than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances.

Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still subject to policy changes. There is no assurance that the introduction of new laws, changes to existing laws and the interpretation or application thereof or the delays in obtaining approvals from the relevant authorities will not have an adverse impact on Delta’s PRC subsidiaries’ business, financial performance and prospects.

Further, precedents on the interpretation, implementation and enforcement of the PRC laws and regulations are limited, and unlike other common law countries such as the United States, decisions on precedent cases are not binding on lower courts. As such, the outcome of dispute resolutions may not be consistent or predictable as in the other more developed jurisdictions and it may be difficult to obtain swift or equitable enforcement of the laws in the PRC, or obtain enforcement of judgment by a court of another jurisdiction.

New rules on mergers and acquisitions of domestic enterprise by foreign investors.

In particular, on August 8, 2006, Ministry of Commerce (“MOC”), China Security and Regulatory Commission (“CSRC”), State Administration of Foreign Exchange (“SAFE”) and State Administration for Industry and Commerce of the PRC (“SAIC”), State Administration for Taxation (“SAT”) and National Development and Reform Commission (“NDRC”) promulgated the Provisions on the Mergers and Acquisitions of Domestic Enterprise by Foreign Investors (“M&A Regulations” or “Provision 10”), which came into effect on September 8, 2006 and was revised on June 22, 2009 by MOC. The Provision 10 was supplemented by the Provisions on indirect issuance of securities overseas by a domestic enterprise or overseas listing of its securities for trading issued by CSRC on by the Guidelines on Domestic Enterprises indirectly issuing securities overseas or listing and trading their securities overseas ("CSRC Guidelines") issued by the CSRC on September 21, 2006.

In the opinion of Delta’s PRC Counsel, Jingtian & Gongcheng, based on its understanding of current PRC laws and regulations, Provision 10 does not apply to each of Jiangsu Delta acquisition by Zhengxin International, Jiangsu Delta acquisition by Delta and Zhengxin R&D acquisition by Jiangsu Delta (collectively the “PRC Acquisitions”), and hence the PRC Acquisitions are not subject to the MOC’s approval.

However, there is no assurance that the relevant Chinese government agency, including the CSRC, would reach the same conclusion as the PRC Counsel. If the CSRC or any other Chinese regulatory bodies subsequently determine that Delta needs to obtain the CSRC approval for the acquisition of PRC subsidiaries of Delta, Delta may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory bodies. This may have a material adverse impact on Delta’s business, financial condition, results of operations, remittance of profits as well as the trading prices of its shares.

Failure of Delta’s PRC resident shareholders to comply with regulations on foreign exchange registration of overseas investment by PRC residents could cause it to lose its ability to contribute capital to its PRC subsidiaries and remit profits out of the PRC as dividends.

The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles (“Circular 75”), issued by the SAFE and effective on November 1, 2005, regulates the foreign exchange matters in relation to the use of a “special purpose vehicle” by PRC residents to seek offshore equity financing and conduct a “round trip investment” in China. Under Circular 75, a “special purpose vehicle” refers to an offshore entity directly established or indirectly controlled by PRC resident natural or legal persons (“PRC residents”) for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies, while “round trip investment” refers to the direct investment in China by such PRC residents through the “special purpose vehicles,” including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling a “special purpose vehicle”, PRC residents and PRC entities are required to complete a foreign exchange registration with the competent local branches of the SAFE for their overseas investments. After the completion of a round-trip investment or the overseas equity financing, the PRC residents are required to go through foreign exchange registration alteration formalities of overseas investment in respect of net assets of special purpose vehicles that such PRC residents hold and the variation thereof.

In addition, an amendment to the registration is required if there is a material change in the “special purpose vehicle,” such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject the relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Delta has requested its current PRC resident shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the scope of the Circular 75 and urges PRC residents to register with the local SAFE branch as required under the Circular 75. Delta’s affiliates subject to the SAFE registration requirements, including Mr. Xin Chao, Mr. Hong Yan and Mr. Lei Shen, have informed it that they have made their initial registrations with SAFE dated June 5, 2013. The failure of its PRC resident shareholders and/or beneficial owners to timely amend their SAFE registrations pursuant to the Circular 75 or the failure of its future shareholders and/or beneficial owners who are PRC residents to comply with the registration requirement set forth in the Circular 75 may subject such shareholders, beneficial owners and/or its PRC subsidiaries to fines and legal sanctions. Any such failure may also limit its ability to contribute additional capital into its PRC subsidiaries, limit its PRC subsidiaries’ ability to distribute dividends to it or otherwise adversely affect its business.

The PRC government could restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents it from obtaining sufficient foreign currency to satisfy its currency demands, Delta may not be able to pay certain expenses as they come due or may restrict which limit the payment of dividends from the Company.

Delta’s results and financial conditions are highly susceptible to changes in the PRC’s political, economic and social conditions as its revenue is currently wholly derived from its operations in the PRC.

Since 1978, the PRC government has undertaken various reforms of its economic systems. Such reforms have resulted in economic growth for the PRC in the last three decades. However, many of the reforms are unprecedented or experimental, and are expected to be refined and modified from time to time. Other political, economic and social factors may also lead to further readjustment of the reform measures. This refinement and adjustment process may consequently have a material impact on its operations in the PRC or a material adverse impact on its financial performance. Delta’s results and financial condition may be adversely affected by changes in the PRC’s political, economic and social conditions and by changes in policies of the PRC government or changes in laws, regulations or the interpretation or implementation thereof.

Dividends payable to Delta by its PRC subsidiaries may be subject to PRC withholding taxes, dividends distributed to its non-PRC investors and gains realized by its non-PRC shareholders from the transfer of its shares may be subject to PRC withholding taxes under the EIT Law.

The EIT Law imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the received dividends have no connection with such foreign investors’ establishment or place of business within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where Delta is incorporated, does not have such tax treaty with According to the Arrangement between Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by a foreign invested enterprise, or FIE, to its foreign investors in Hong Kong will be subject to withholding tax at a preferential rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Delta’s subsidiaries in China are directly invested in and held by a Hong Kong registered entity. If Delta is regarded as a non-resident enterprise and its Hong Kong entity regarded as resident enterprise, then its Hong Kong entity may be required to pay a 10% withholding tax on any dividends payable to it. If its Hong Kong entity is regarded as non-resident enterprises, then its subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to its Hong Kong entities provided that specific conditions are met. However, it is still unclear at this stage whether Circular 601 applies to dividends from its PRC subsidiaries paid to its Hong Kong subsidiary and if its Hong Kong subsidiary were not considered as “beneficial owners” of any dividends from its PRC subsidiaries, the dividends payable to its Hong Kong subsidiary would be subject to withholding tax at a rate of 10%. In either case, the amount of funds available to it, including the payment of dividends to its shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if Delta is regarded as a resident enterprise, under the EIT Law, any dividends to be distributed by it to its non-PRC shareholders will be subject to PRC withholding tax. Delta also cannot guarantee that any gains realized by such non-PRC shareholders from the transfer of its shares will not be subject to PRC withholding tax. If Delta is required under the EIT Law to withhold PRC income tax on its dividends payable to its non-PRC shareholders or any gains realized by its non-PRC shareholders from transfer of its shares, their investment in its shares may be materially and adversely affected.

Delta may be subject to a significant withholding tax should equity transfers by its non-resident enterprises be determined to have been done without a reasonable business purpose.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-resident enterprises and requires foreign entities to report indirect sales of resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. Due to limited guidance and implementation history of the circular, significant judgment is required in determining the existence of a reasonable business purpose by considering multiple factors, such as the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although Delta believes that its transactions during all the periods presented would be determined to have reasonable business purposes, should this not be the case, the Company would be subject to a significant withholding tax that could materially and adversely impact its financial position, results of operations and cash flows.

Uncertainty in the interpretation of PRC tax regulations may have a negative impact on Delta’s business operations, its acquisition or restructuring strategy or the value of its investment in it.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On March 28, 2011, the State Administration of Taxation released SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax rate” refers to the effective tax rate on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to previous investments by non-resident investors in its company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, Delta and its existing non-resident investors may be at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that Delta should not be taxed under SAT Circular 698, which may have a material adverse effect on its financial condition and results of operations or such non-resident investors’ investments in it. Delta have conducted and may conduct transactions involving its corporate structure. Delta cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on it or require it to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of its shares or any adjustment of such gains would cause it to incur additional costs and may have a negative impact on the value of your investment in it.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent it from using the proceeds from the offerings of any securities to make loans or additional capital contributions to its PRC operating subsidiaries.

As an offshore holding company, its ability to make loans or additional capital contributions to its PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent it from using the proceeds Delta received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to its PRC operating subsidiaries, and impair its ability to fund and expand its business which may adversely affect its business, financial condition and result of operations.

For example, the SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without the SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011, the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit Delta’s ability to transfer the net proceeds from offerings of its securities or any future offering to its PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect its liquidity and its ability to fund and expand its business in the PRC.

Currency fluctuations and restrictions on currency exchange may adversely affect Delta’s business, including limiting its ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing its revenues and profits in U.S. dollar terms.

Delta’s reporting currency is the U.S. dollar and its operations in China use RMB as functional currencies. The majority of its revenues derived and expenses incurred are in Chinese RMB with a relatively small amount in U.S. dollars. Delta is subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB has fluctuated within a narrow and managed band against a basket of certain foreign currencies. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of the RMB against the U.S. dollar.

The income statements of Delta’s China operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for its non-U.S. operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of RMB denominated transactions results in increased revenues, operating expenses and net income for its non-U.S. operations. Delta is also exposed to foreign exchange rate fluctuations as Delta converts the financial statements of its non-U.S. subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the non-U.S. subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. Delta has not entered into agreements or purchased instruments to hedge its exchange rate risks, although Delta may do so in the future. The availability and effectiveness of any hedging transaction may be limited and Delta may not be able to successfully hedge its exchange rate risks.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of RMB into foreign currency for current account items, conversion of RMB into foreign exchange for most of the capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE. These approvals, however, do not guarantee the availability of foreign currency. Delta cannot be sure that Delta will be able to obtain all required conversion approvals for its operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of RMB in the future. Because a significant amount of its future revenues may be in the form of RMB, its inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit its ability to utilize revenue generated in RMB to fund its business activities outside China, or to repay non-RMB-denominated obligations, including its debt obligations, which would have a material adverse effect on its financial condition and results of operations.

Restrictions on paying dividends or making other payments to Delta bind its subsidiaries in China.

Delta is a holding company and do not have any assets or conduct any business operations in China other than its investments in its subsidiaries in China. As a result, if its non-China operations require cash from China, Delta would depend on dividend payments from its subsidiaries in China. Delta cannot make any assurance that it can continue to receive payments from its subsidiaries in China. In addition, under Chinese law, its subsidiaries are only allowed to pay dividends to it out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, Delta’s Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reserve funds are not payable or distributable as cash dividends. For Chinese subsidiaries with after-tax profits for the periods presented, the difference between after-tax profits as calculated under PRC accounting standards and U.S. GAAP relates primarily to share-based compensation expenses and intangible assets amortization expenses, which are not pushed down to its subsidiaries under PRC accounting standards. In addition, under the EIT Law and its implementing Rules, dividends generated from its PRC subsidiaries after January 1, 2008 and payable to their immediate holding company incorporated in Hong Kong generally will be subject to a withholding tax rate of 10% (unless the PRC tax authorities determine that its Hong Kong subsidiary is a resident enterprise). If certain conditions and requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations are met, the withholding rate could be reduced to 5%.

The Chinese government also imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China in certain cases. Delta has experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. If Delta or any of its subsidiaries are unable to receive substantially all of the economic benefits from its operations through these contractual or dividend arrangements, Delta may be unable to effectively finance its operations or pay dividends on its ordinary shares.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for Delta to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006, or the M&A Rules, the Antimonopoly Law, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, or the Security Review Rules, have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex. These include requirements in some instances that the Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The Security Review Rules were formulated to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which was promulgated in 2011. Under these rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the Ministry of Commerce will look into the substance and actual impact of the transaction. The Security Review Rules further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

There is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular 6 to submit such transactions to the Ministry of Commerce for security review. As Delta has already obtained the “de facto control” over its affiliated PRC entities prior to the effectiveness of these rules, Delta does not believe Delta is required to submit its existing contractual arrangements to the Ministry of Commerce for security review.

However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the Ministry of Commerce will not apply these national security review-related rules to the acquisition of equity interest in its PRC subsidiaries. If Delta is found to be in violation of the Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating its income, revoking its PRC subsidiaries’ business or operating licenses, requiring it to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to its business operations and may materially and adversely affect its business, financial condition and results of operations. Further, if the business of any target company that Delta plans to acquire falls into the ambit of security review, it may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. Delta may grow its business in part by acquiring other companies operating in its industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit its ability to complete such transactions, which could affect its ability to expand its business or maintain its market share.

The PRC Labor Contract Law and its implementing rules may adversely affect its business and results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008. The PRC Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. As the PRC Labor Contract Law is relatively new, there remains significant uncertainty as to its interpretation and application by the PRC Government. In the event that Delta decides to significantly reduce its workforce, the PRC Labor Contract Law could adversely affect its ability to do so in a timely and cost effective manner, and its results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires it to pay monthly compensation after such employment is terminated, which will increase its operating expenses.

Failure by Delta’s PRC shareholders or beneficial owners to make required foreign exchange filings and registrations may prevent Delta from distributing dividends and expose Delta to liabilities under the PRC laws.

The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles (“SAFE Circular No. 37”), which was promulgated by SAFE and became effective on July 14, 2014, requires a PRC individual resident (“PRC Resident”) to register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (“Offshore SPV”) that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing. Following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change in respect of the Offshore SPV, including, among other things, any major change of a PRC Resident shareholder, name or term of operation of the Offshore SPV, or any increase or reduction of the Offshore SPV’s registered capital, share transfer or swap, merger or division. Failure to comply with the registration procedures of SAFE Circular No. 37 may result in penalties and sanctions, including the imposition of restrictions on the ability of the Offshore SPV’s PRC subsidiary to distribute dividends to its overseas parent.

The existing shareholders and beneficial owners of Delta currently are subject to the registration procedures under SAFE Circular No. 37. However, as SAFE Circular No. 37 was recently promulgated, it is unclear how this regulation and any future regulation concerning offshore or cross-border transactions will be interpreted, amended or implemented by the relevant government authorities. It cannot be predicted that how these regulations will affect Delta’s business operations or future strategies. Any failure by Delta’s PRC Resident shareholders or beneficial owners to make the updates with SAFE may subject the relevant PRC Resident shareholders or beneficial owners to penalties, restrict Delta’s overseas or cross-border investment activities, limit Delta PRC subsidiaries’ ability to make distributions or pay dividends, or affect its ownership structure and capital inflow from its offshore subsidiaries. As such, Delta’s business, financial condition, results of operations and liquidity as well as its ability to pay dividends or make other distributions to its shareholders may be materially and adversely affected.

There are defects in Delta’s titles of or rights to use its properties.

Delta has not received the record of completion acceptance from the relevant authority for its facilities used in its production and storage (“Properties”). Delta does not have valid title or right to the said Properties. Any dispute or claim in relation to the title to the Properties, including any litigation involving allegations of illegal or unauthorized use of the Properties, may materially and adversely affect Delta’s operations, financial condition, reputation and future growth. However, we are in the process of applying to relevant authority to obtain the completion acceptance for the Properties.

Delta is manufacturing certain products that are beyond its business scope.

Jiangsu Delta has been producing UPR, which is beyond the business scope of Jiangsu Delta. As a result, Jiangsu Delta may be imposed penalty and the business license of Jiangsu Delta may be revoked by relevant authority. However, Jiangsu Delta is applying to relevant authority to enlarge its business scope to include production of UPR. In the event that such approval is not obtained, Jiangsu Delta will have to suspend production of UPR, which might adversely affect the financial prospect and results of operation of Delta.

Delta is conducting certain business that is beyond its approved production capacity.

Jiangsu Delta is producing 30,000 tons of PCT/OCT series and downstream products per annum which are beyond the approved annual production capacity of 10,000 tons. As a result, Jiangsu Delta might be imposed penalty of RMB 500,000 to RMB 1,000,000 by relevant authority. However, Jiangsu Delta is applying to relevant authority to increase Jiangsu Delta’s annual approved production capacity to 30,000 tons. In the event that such application is denied, Jiangsu Delta will have to reduce its actual production under the approved capacity. As a result, Delta’s production might not keep up with the demand of its customers, which may adversely affect Delta’s revenue and financial conditions.

Risks Relating to CIS’ Securities

While CIS believes that it currently has adequate internal control procedures in place, CIS is still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Under the supervision and with the participation of its management, CIS has evaluated its internal controls systems in order to allow management to report on the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, CIS has incurred additional expenses and a diversion of management’s time.

If CIS fails to maintain effective internal control over financial reporting in the future, a material misstatement of its financial statements may not be prevented or detected on a timely basis. In addition, CIS may not be able to conclude on an ongoing basis that CIS has effective internal control over financial reporting in accordance with Section 404. This could in turn result in the loss of investor confidence in the reliability of its financial statements and negatively impact the trading price of its shares. Furthermore, if CIS is not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, Delta might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NASDAQ. Any such action could adversely affect its financial results and the market price of its ordinary shares.

As a foreign private issuer, CIS has limited reporting requirements under the Securities Exchange Act of 1934, which makes it less transparent than a United States issuer.

As a foreign private issuer, the rules and regulations under the Exchange Act provide it with certain exemptions from the reporting obligations of United States issuers. CIS is exempt from the rules prescribing the furnishing and content of proxy statements, and its officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions. Also, CIS is not required to publish financial statements as frequently, as promptly or containing the same information as United States companies. The result is that CIS will be less transparent than a U.S. issuer.

CIS may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the market price of its ordinary shares, the value of its assets, and the composition of its assets and income, CIS does not believe that it was a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for its taxable year ended June 30, 2014 and CIS does not expect to be one for its taxable year ending June 30, 2015 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, CIS must make a separate determination each year as to whether CIS is a PFIC (after the close of each taxable year). Accordingly, CIS cannot assure you that CIS will not be a PFIC for the current or any other taxable year.

A non-United States corporation, such as its company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to its PFIC status for the current or any other taxable year.

If CIS is characterized as a PFIC for any year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of its ordinary shares and on the receipt of distributions on its notes or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.

CIS did not obtain a fairness opinion from an independent investment banking firm as to the fair market value of Delta.

The fair market value of Delta was determined by its board of directors based upon an analysis conducted by them (which may include an analysis of actual and potential sales, earnings, cash flow and/or book value), and CIS did not obtain an opinion from an unaffiliated, independent investment banking firm. CIS’s shareholders must, therefore, rely solely on the judgment of its board of directors with respect to the determination of the fair market value of its initial acquisition transaction.

CIS has outstanding exercisable securities that may dilute your holdings.

CIS’s outstanding exercisable securities may adversely affect the market price of its shares.

CIS currently has issued and outstanding securities exercisable into 9,060,000 ordinary shares (warrants for the purchase of 8,500,000 shares and a unit purchase option for 280,000 shares and warrants to purchase 280,000 shares). The sale or possibility of sale of the shares underlying these securities could have an adverse effect on the market price for its securities or its ability to obtain future financing. If and to the extent these securities are converted or exercised, you may experience dilution to your holdings.

One of CIS’s stockholders holds a significant percentage of its outstanding voting securities.

Mr. Xin Chao, who is our Chief Executive Officer and Chairman of the Board, directly or indirectly owns approximately 34.27% of our outstanding voting securities. As a result, he possesses significant influence, giving him the ability, among other things, to elect a majority of its Board of Directors and to authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer, all of which may prevent it from implementing its business strategies.

Additional Risk factors to Consider

Rights of shareholders under British Virgin Islands law differ from those under United States law, and, accordingly, CIS’s shareholders may have fewer protections.

CIS’s corporate affairs are governed by its Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against its directors, actions by minority shareholders and the fiduciary responsibilities of its directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of its shareholders and the fiduciary responsibilities of its directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of its ordinary shares may have more difficulty in protecting their interests through actions against its management, directors or major shareholders than they would as shareholders of a U.S. company.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of CIS’s affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a British Virgin Islands company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.

It may be difficult to enforce judgments against CIS or its executive officers and directors in jurisdictions outside the United States.

Under its Memorandum and Articles of Association, CIS may indemnify and hold its directors harmless against all claims and suits brought against them, subject to limited exceptions. Furthermore, to the extent allowed by law, the rights and obligations among or between it, any of its current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against its assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue CIS successfully, they may not be able to recover anything to make up for the losses suffered.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

CIS was formed on November 28, 2011, under the laws of the British Virgin Islands. We were formed to acquire, through a merger, stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more operating businesses. Although we were not limited to a particular geographic region or industry, we intended to focus on operating businesses with primary operations in Russia and Eastern Europe. We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act. On December 21, 2012, our IPO of 4,000,000 units was consummated at a public offering price of $10.00 per unit, generating gross proceeds of $40,000,000. Each unit consists of one callable Class A Share, par value $0.0001 per share, and one redeemable warrant. Each redeemable warrant included in the units entitles the holder to purchase one ordinary share at a price of $10.00. Immediately prior to the consummation of the IPO, we completed a private placement of 4,500,000 warrants at a price of $0.75 per warrant, for an aggregate purchase price of $3,375,000, to our founding shareholders and their designees. We sold to the underwriters of the IPO, as additional compensation, an aggregate of 136,000 Class A Shares for $2,720. A total of $41,600,000, which includes a portion of the $3,375,000 of proceeds from the private placement of warrants to the founding shareholders and their designees, has been placed in trust (the “Trust Account”) pending the completion of our initial acquisition transaction. On March 18, 2012, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately.

On September 16, 2014, a Stock Purchase Agreement (the “Purchase Agreement”) was entered into by and among CIS, Elite, Delta and the shareholders of Elite (the “Elite Shareholders”).

Acquisition of Elite

Upon the closing of the transaction pursuant to the Purchase Agreement, CIS acquired all of the shares held by the shareholders of Elite (the “Acquisition”). Pursuant to the Purchase Agreement, all holders of shares of Elite exchanged their shares of Elite for shares of CIS as more fully described below. As a result, following the Acquisition, the Delta Companies became wholly-owned subsidiaries of CIS.

Acquisition Consideration

The Elite Shareholders of all of the outstanding shares of Elite (the “Elite Shares”) immediately prior to or at the time of closing sold, conveyed, transferred, assigned each of their Elite Shares to CIS which issued to the Elite Shareholders an aggregate of 6,060,000 ordinary shares of CIS, par value $0.0001 per share (“CIS Common Stock”) as payment for the Elite Shares (the “Purchase Price”). The Purchase Price was paid as follows: (i) 4,560,000 shares of CIS Common Stock was issued at closing; plus (ii) an additional 1,500,000 shares of CIS Common Stock was issued and placed in escrow pursuant to an Escrow Agreement and shall be released based upon the meeting of certain net income performance targets as specified in the Purchase Agreement and summarized below (the “Earnout Payment Shares”).

The Earnout Payment Shares, if any, will be issued as follows: (a) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $8 million for the period starting July 1, 2014 and ending June 30, 2015; (b) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $9.2 million for the period starting July 1, 2015 and ending June 30, 2016; (c) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $10.6 million for the period starting July 1, 2016 and ending June 30, 2017 (collectively, the “Net Income Targets”). Further, during the thirteen (13) months post-closing, all material acquisitions made by the Company must be accretive to Company earnings. A “material acquisition” is an acquisition that would, when comparing the most recent annual financial statements of each company, result in a change of 5% or more to the Company’s revenue, net income, total liabilities or total assets. To be “accretive”, an acquisition must be acquired at a P/E ratio that is at a 20% discount to the P/E ratio at which the Company is trading (based on the last sales price) on the day prior to the date that the definitive agreement for the acquisition is signed. The Net Income Targets are to be met on an all-or-nothing basis, and there shall be no partial awards.

Concurrently with the Acquisition, CIS issued 500,000 shares of CIS Common Stock to Kyle Shostak and CIS Acquisition Holding Co. Ltd. (collectively, the “CIS Sponsor”), proportionally in accordance with their ownership in CIS.

Value Rachet

If the 10 trading day volume weighted average price of the CIS Common Stock (the “VWAP”) is lower than $5.00 per share on the principal stock exchange on which such stock is traded on the earlier to occur of (i) the 395th day after the closing and (ii) the 30th day after the SEC declares a registration statement filed by CIS effective during the first 12 months after the closing,  then CIS will issue the CIS Sponsor, proportionally in accordance with their respective share ownership in CIS, an additional number of shares of CIS Common Stock equal to  (i) (a) $5.00 minus the VWAP, divided by the VWAP, multiplied by (ii) the lesser of (a) 1,500,000 and (b) the total number of shares of CIS Common Stock owned by CIS Sponsor on such date. The total number of CIS Common Stock will be reduced by the number of shares CIS Sponsor sells during 13 months post-closing.

Arrangement with Respect to Proceeds of CIS’ Public Warrants and CIS Sponsor Warrants

CIS has agreed that in the event that there is any exercise of CIS Public Warrants which were issued in CIS’ initial public offering or the warrants to purchase CIS Common Stock issued to any CIS Sponsor, any proceeds of such exercise shall be paid to certain shareholders of Elite. CIS will not retain any portion of the proceeds of such exercise.

Call Agreement

CIS and the CIS Sponsor agreed to enter into a Call Agreement (the “Call Agreement”) mutually acceptable to CIS, Elite and the CIS Sponsor pursuant to which CIS shall be permitted, between the 360th and 390th after the closing date, to require the CIS Sponsor to sell to it, at a price of $5.00 per share, up to 1,500,000 shares of CIS Common Stock.

Amendment to CIS Placement Warrants

In connection with the Acquisition, the CIS Sponsor amended the 4,500,000 CIS Placement Warrants owned by the CIS Sponsor to provide that such warrants may be redeemed in the event CIS Common Stock trades at a price of $17.50 per share for a period of ten (10) consecutive trading days and that such warrants may not be exercised on a cashless basis.

Representations; Covenants

Each of the parties to the Purchase Agreement made customary representations to the other parties to the Purchase Agreement.

Conditions to Closing

The obligation of each party to complete the Acquisition and the transactions contemplated by the Purchase Agreement were conditioned, among other things, upon the satisfaction of the following conditions: (i) no provision of any applicable law, and no order shall have prohibited or imposed any condition on the consummation of the Closing; (ii) there shall not have been pending any action brought by a third-party non-affiliate to enjoin or otherwise restrict the consummation of the Closing; (iii) holders of not less than 12.5% of the IPO Shares (as defined in CIS’s Amended and Restated Memorandum and Article of Association) shall have agreed to convert from Class A Shares to Class C Shares (each as defined in CIS’s Amended and Restated Articles of Association) in connection with the Closing; (iv) all authorizations, approvals and permits required to be obtained from or made with any authority in order to consummate the transactions contemplated by the Purchase Agreement shall have been obtained or made; and (v) each party shall have entered into and delivered a counterpart signature page of each additional agreement required under the Purchase Agreement.

The obligation of CIS to consummate the Acquisition was conditioned, among other things, upon the satisfaction, or the waiver at CIS’s sole and absolute discretion, of the following further conditions: (i) Delta having duly performed in all material respects all of its obligations under the Purchase Agreement at or prior to the Closing Date; (ii) certain representations and warranties were true and correct in all respects; and (iii) no material adverse effect shall have occurred since the date of the Purchase Agreement.

The obligations of Delta and Elite to consummate the Acquisition were conditioned, among other things, upon the satisfaction, or the waiver at Delta and Elite’s sole and absolute discretion, of the following further conditions: (i) CIS having duly performed in all material respects all of its obligations under the Purchase Agreement at or prior to the Closing Date; (ii) the representations and warranties of CIS contained in the Purchase Agreement and in any certificate or other writing delivered by CIS pursuant thereto, disregarding all qualifications and expectations contained therein relating to materiality and material adverse effect shall have been true and correct in all material respects at and as of the Closing Date; (iii) no material adverse effect shall have occurred since the date of the Purchase Agreement; (iv) on the Closing Date, CIS shall have filed an application covering all shares of CIS Common Stock, including the Earnout Payment Shares, to be issued to the Elite Shareholders to approve such shares on The NASDAQ Capital Market, and CIS not having received any notice of delisting from the NASDAQ Capital Market; (v) CIS having at least $5,000,000 in cash at the Closing, after payment of any and all expenses of CIS incurred prior to the Closing Date; and (vi) Delta having received approval of the transactions contemplated by the Purchase Agreement and to the restructuring of certain debt owned by the previously existing private equity firms.

Indemnification; Escrow of Closing Payment

If it shall have violated, misrepresented or breached any of its representations, warranties, and covenants, Elite agreed to certain indemnification. For that purpose, of the indemnification, an aggregate of 1,500,000 shares are being held in escrow for a period of 12 months following the Merger in order to satisfy any indemnification obligations of Elite. These 1,500,000 shares are the shares that are being held in escrow until CIS meets certain income thresholds. If it shall have violated, misrepresented or breached any of its representations, warranties, and covenants, CIS agreed to indemnify the Elite stockholders up to $1,000,000. For purposes of the indemnification provisions of the Agreement, each share included in the Closing Payment will be deemed to be worth $10.40. However, no party shall be entitled to indemnification until the aggregate amount of Losses equals at least $100,000.

Board of Directors and Voting Agreement

Immediately after the Closing, the Board of Directors of CIS consisted of five (5) directors, composed of four (4) nominees designated by Elite, of which at least two (2) designees shall qualify as an independent director under the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of The NASDAQ Stock Market, if applicable, and one (1) nominee designated by CIS, who shall qualify as an independent director under the Exchange Act, and the rules of The NASDAQ Stock Market, if applicable. The parties to the Purchase Agreement entered into a mutually agreed upon voting agreement relating to nominees to the Board of Directors of CIS for a period of thirteen (13) months following the closing (the “Voting Agreement”).

Registration Rights

CIS entered into a Registration Rights Agreement with the CIS Sponsor and any other such parties with the rights to require CIS to register any securities of CIS held by such parties under the Securities Act of 1933, as amended, to terminate such demand registration rights and grant such parties piggyback registration rights.

No Tender Offer

Due to the short amount of time available before September 21, 2014, CIS did not conduct a tender offer to redeem publicly traded shares. Instead, CIS will redeem all holders of publicly traded shares that have not elected to convert their Series A Shares into Series C Shares promptly after September 21, 2014.

B. Business Overview

History of Delta

Founded in 2007, Delta is a Hong Kong based manufacturer and distributer of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals. In its fiscal year ending June 30, 2014, Delta posted revenue of approximately $175.3 million and net income of approximately $7.0 million. Including a foreign currency adjustment, Delta's comprehensive income was approximately $8.5 million in that period. Delta has approximately 300 employees, 25% of whom are highly-qualified experts and technical personnel. Delta serves more than 380 clients in automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing and food additives industries.

History of Delta’s Subsidiaries

On June 15, 2007, Jiangsu Delta was established by S&S International Investment Holding (HK) Limited (“S&S International”), a Hong Kong based investment holding company, as a wholly foreign-owned enterprise (with an initial registered capital of US$42 million, which was later reduced to US$ 28.8 million) located in Zhenjiang City, Jiangsu Province, the PRC.

Pursuant to a share transfer agreement entered into on April 13, 2008, Mr. Xin Chao acquired the entire equity interest in Jiangsu Delta from S&S International through Zhengxin International Investment Limited, a Hong Kong corporation (“Zhengxin International”) and became the controller of Jiangsu Delta since then. On May 21, 2008, the acquisition of Jiangsu Delta by Zhengxin International was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Alteration of Equities in and Amendment of the Articles of Association of Jiangsu Yantze River Delta Fine Chemical Co, Ltd.” issued by the same authority.

Jiangsu Delta commenced its commercial operations in 2009 with one productions line and approximately 150 employees. It was primarily engaged in the manufacturing and production of fine chemicals such as OCT and PCT as well as their down-steam products with approximately 100 customers.

With a view to expanding its business and catering for the demand of its customers, in 2010, Delta expanded Jiangsu Delta’s principal business scope to be producing and selling a variety of fine chemicals such as (i) pharmaceutical, pesticide and dye intermediates (mainly including Cis-Anhydride, P-(O) Chlorotoluene, (2, 4 Dichlorotoluene)), (ii) unsaturated polyester resin, (iii) maleic acid and (iv) other by-products chemicals, all of which are mainly used in pharmaceutical and agriculture industries. In addition, during the same period, Delta installed additional production facilities to substantially increase its production capacity from 7,000 tonnes to 25,000 tonnes per annum.

Due to the corporate restructuring effort to consolidate the business of Jiangsu Delta under a pure investment holding entity, pursuant to a sale and purchase agreement dated May 20, 2010 entered into between Zhengxin International and Delta Advanced Materials Limited, a Hong Kong corporation (“Delta”) for a consideration of US$28.8 million. Delta, formerly known as China Deltachem Holdings Limited, which was incorporated on June 17, 2010 as a pure investment holding vehicle controlled by Mr. Yu Lan and had an initial issued and paid-up share capital of HK$10,000 comprising 10,000 shares of HK$1.00 each. The said shares were issued at a total subscription price of HK$68,640,000 (equivalent to US$8,800,000) with a premium of HK$6,863 per share.

On August 30, 2010, the acquisition of Jiangsu Delta by Delta was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Share Transfer of and Amendment of the Articles of Association of Jiangsu Chang San Jiao Chemical Co., Ltd.” issued by the same authority.

On April 29, 2011, Mr. Yu Lan transferred to each of Mr. Shen Lei and Mr. Yan Hong 112 shares in Delta at a price of HK$1.00 per share. After the transfer, Delta was owned as to 9,776 shares by Mr. Yu Lan (97.76%), 112 shares by Mr. Shen Lei (1.12%) and 112 shares by Mr. Hong Yan (1.12%).

On May 26, 2011, Delta carried out a bonus share issue, whereby an additional 39,990,000 ordinary shares of Delta were allotted and issued as bonus shares at a price of HK$1.00 each to all the then shareholders of Delta at the ratio in proportion to their existing shareholding percentage, and credited as fully paid up on a capitalization of the reserve of HK$39,990,000 from the capital reserve of Delta. Subsequent to the bonus issue, Delta’s total issued and paid-up share capital increases to HK$40 million, comprising 40 million shares of HK$1.00 each. After the bonus share issue, Delta was owned as to 39,104,000 shares by Mr. Yu Lan (97.76%), 448,000 shares by Mr. Shen Lei (1.12%) and 448,000 shares by Mr. Hong Yan (1.12%). On December 12, 2011, Mr. Yu Lan transferred all of his 39,104,000 shares in Delta to Mr. Xin Chao at a total consideration of HK$67,102,464.

Delta entered into a series of Securities Purchase Agreements dated January 31, 2011, May 16, 2011 and June 30, 2011, respectively, with the funds managed by Korea Investment Partners Co. Ltd. and Kleiner, Perkins, Caufield & Byers (the “Noteholders”), pursuant to which it has issued convertible notes (“Convertible Notes”) for an aggregate principal amount of US$18 million. The Convertible Notes have a compound interest rate of 6.00% per annum if converted into shares and a compound interest rate at maturity of 15.00% if redeemed or liquidated. The principal and interests accrued on such Convertible Notes are convertible in whole or in part into the ordinary shares in Delta, on such terms and subject to the conditions of the Securities Purchase Agreements. On September 13, 2014 each of Mr. Xin Chao, Mr. Shen Lei and Mr. Hong Yan transferred all of their respective shareholdings in Delta to Elite. Elite became the sole shareholder of Delta after the transfer.

On September 15, 2014, Delta entered into a Settlement Deed with the Noteholders pursuant to which all of the outstanding obligations under Convertible Notes were settled. Pursuant to the Settlement Deed, Delta agreed to (i) cause Elite to issue an aggregate of 10,605 Elite Shares in consideration for the forgiveness of an aggregate of $3,400,000 of the Convertible Notes due to the Noteholders, and (ii) cause Master Kingdom Holdings Ltd., a British Virgin Islands company (“Master Kingdom”), which is owned 100% by Mr. Xin Chao, the principal shareholder of Elite, to enter into a Novation Deed with each of the Noteholders with respect to the repayment of the balance of the Convertible Notes to the Noteholders. Accordingly, on September 18, 2014, Delta, Master Kingdom and the Noteholders entered in a Novation Deed pursuant to which Master Kingdom agreed to assume and repay the remaining indebtedness due to the Noteholders in the aggregate amount of $19,322,981.28. As a result of the foregoing, Delta has no more Convertible Notes outstanding.

On August 18, 2012, Zhengxin International and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin New Material R&D Co., Limited (“Jiangsu Zhengxin R&D”) was acquired by Jiangsu Delta from Zhengxin International at a consideration of RMB3.3 million. The acquisition of Jiangsu Zhengxin R&D was approved by the Danyang Bureau of Commerce on September 18, 2012 in accordance with “The Approval and Transfer of and the Alteration of Nature of Zhengxin New Material R&D Co., Limited”.

On December 17, 2013, Jiangsu Delta Logistics Co., Ltd (“Jiangsu Logistics”) was established by Jiangsu Detla with an initial registered capital of RMB 10 million located in Dantu District, Zhenjiang City, Jiangsu Province, PRC.

On June 8, 2013, Binhai Deda Chemical Co., Ltd (“Binhai Deda”) was established by Jiangsu Detla with an initial registered capital of RMB 5 million located in Binhai County, Zhenjiang City, Jiangsu Province, PRC.

By June 30, 2014, Delta had established a domestic sales network which covered Jiangsu Province, Anhui Province, Zhengjiang Province, Hubei Province, Guangdong Province and Chongqing Metropolitan with the number of its customers increased to approximately 380. With the expansion in its operations, Delta also increased its headcount to approximately 300 employees.

Elite Ride Limited

Elite owns 100% of the ordinary shares of Delta and was formed solely in contemplation of the Acquisition. It has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth herein. Elite has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than as set forth herein. Its principal executive offices are located at 16 Kaifa Avenue, Danyang, Zhenjiang, China, and its telephone number is +86 511-8673-3102.

Business Overview

Headquartered in Zhenjiang City, Jiangsu Province, Delta is a fast-growing fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals and distributing fine and specialty chemicals to end application markets including Automotive, Pharmaceutical, Agrochemical, Dye & Pigments, Aerospace, Ceramics, Coating-Printing, Clean Energy and Food Additives.

Delta collaborates with reputable universities, such as the East China Normal University in order to secure its position as a market leader. Delta also closely monitors the market for development, trends and technological innovations and solicit customer feedback so as to keep abreast with market demands and industrial development.

As at the date of this report, Delta has a diversified clientele with more than 380 customers based either in domestic or overseas market. Approximately 90% of its sales are to its domestic customers based in Jiangsu Province, Anhui Province, Zhejiang Province, Hubei Province, Guangdong Province and Chongqing Metropolitan, and the rest of its products are exported via distributors or trading companies to countries outside the PRC which include but not limited to India, Brazil, Japan, European Union member countries and America.

Delta’s revenue for the fiscal years ended June 30, 2012, 2013 and 2014 were approximately $95.6, $124.2 and $175.3 million, respectively, and its profit before tax for the fiscal years ended June 30, 2012, 2013 and 2014 were $14.9, $15.8, and $9.4 million, respectively.

Products

Delta’s products can be broadly divided into two major series, namely (i) PCT/OCT and (ii) UPR, which account for approximately 40% and 27% respectively of its total revenue in the fiscal year 2014. PCT/OCT together with its downstream products can be widely used in pharmaceuticals, pesticides, dyes and consumables manufacturing industries, whereas UPR is commonly used as (i) renovation materials for bathroom and kitchen, (ii) manufacturing materials for trains, cars, aircrafts and vessels, and (iii) infrastructure materials such as anti-collusion pipes and oil and gas pipelines. UPR is a light weight, relatively wear resistant and highly anti-corrosive material, and its unique features make it a popular replacement material for plastic and steel. In the fiscal year 2013, Delta sold approximately 40% of the PCT/OCT Delta produced and Delta consumed the balance as raw materials for the manufacturing of PCT/OCT downstream products ..

In addition, Delta manufactures MA, which is an intermediate product in producing UPR. Delta consumes most of the MA it produces as a production intermediary. A by-product of the production process of MA is heat energy, which Delta consumes efficiently for manufacturing its PCT/OCT products, where large-scale heat energy is required.

Delta places great emphasis on the research and development of its products to ensure Delta’s continued success. As of the date of this report, Delta has successfully registered five patents in the PRC in relation to UPR production technologies, and PCT/OCT production technology, and environmental protection equipment technology, and it is also in the process of applying for seven more patents in relation to PCT/OCT and MA productions technologies and production of PCT/OCT environmental protection equipment.

Production Process

Delta primarily engages in manufacturing and sale of organic compound including PCT, OCT, UPR, MA and other by-product chemicals. Please see below the production flow diagrams for more details on how PCT/OCT, MA and UPR products are manufactured by it.

The business operations model begins with the sourcing of raw materials, which are then delivered to Delta and stored in its warehouses until being processed in-house in its factory:

Delta Supply Chain Management (SCM)

The following diagram illustrates our business model with detailed service proposals in our Supply Chain Management business:

We started the servicing of third party clients in raw material procurement and trading in 2012, with an objective to expand our operations beyond being a conventional manufacturer. During the fiscal years ended June 30, 2012, 2013 and 2014 our revenue were approximately $135,000, $11 Million and $49 Million and our gross profit (loss) was $20,703, $(659,199) and $(330,982), respectively.

In 2013, Jiangsu Delta Logistics Ltd, a wholly-owned subsidiary with business approval in handling dangerous and toxic chemicals was founded, marking our launch of logistics and transportation services.

We have gathered from operating this new business that we shall make good use of our knowledge and experiences in manufacturing, logistics and international trade in the chemical business to act as a service provider in supply chain management for third-party clientele including manufacturers, distributors and retailers of chemical products. We have recently added a business division handling Internet financing to deploy the opportunities in supply chain financing.

Purchase of Raw Materials

The major raw materials which Delta purchases include: Toluene, Chlorine, Benzene, Styrene and Phthalic Anhydride. Toluene and Chlorine are the two major raw materials for the PCT/OCT production. Benzene is the major raw material for MA production. Styrene and Phthalic anhydride are the two major raw materials for UPR production.

Delta sources its raw materials from a spread of proximate suppliers, and uses its own PCT/OCT and MA production as raw materials for PCT/OCT downstream products and UPR products. Most of its suppliers are located within the Yangtze River Delta region, and due to the hazardous nature of the raw materials, Delta emphasises on the need for a short transportation time and the safety requirements.

PCT/OCT raw materials take about one week for delivery on request, while MA raw materials take about three to five days, and UPR raw materials take about seven to ten days.

Delivery and Storage

About 90% of the raw materials Delta uses are delivered to it by the suppliers (Delta picks up the other 10%), which buy insurance and bear all risks until goods are delivered to its warehouses, and the remainder is picked up by its employees.

Delta has on-site warehousing capacity, which allows it to store up to 6,000 tonnes of liquid or solid chemical materials.

The newly incorporated Jiangsu Logistics own 6 chemical products and trucks for transporting chemicals and is planning to increase its capacity to 6,000 tons.

Manufacturing and Processing

Manufacturing and processing occurs at Delta’s factory in Zhenjiang, which has an annual production capacity of 30,000 tons of PCT/OCT production and PCT/OCT downstream production, 25,000 tons of MA production and 18,000 tons of UPR production. Please see below the production flow diagrams for the various products for more details on how PCT/OCT, MA and UPR products are manufactured in its factory.

(a)          PCT/ OCT

PCT/OCT forms the basic or intermediate products from which down-stream extended products can be further manufactured. Delta’s annual capacity for PCT/OCT series are at 30,000 tons, and the factory operates at almost its maximum capacity presently. The simplified production process for the PCT/OCT products is as follows:

Step 1: Chlorination Process

Chorine and Toluene, which form the basic reactants for the production of PCT/OCT, are delivered into the Chlorination Tower for a controlled reaction to take place in the presence of various catalysts. Depending on the temperature and the types of catalyst used, the reaction will produce a mixture of crude products with a certain isomeric ratio of PCT/OCT.

The exhaust is delivered to the Chlorination Tower, cooled and condensed before being treated for safe discharge. The crude product solution is then delivered into the Distillation Tower where the products are isolated and purified.

Step 2: Fractional Distillation

Within the Distillation Tower, the crude reactant product undergoes separation by way of fractional distillation and PCT and OCT are segregated based on their different boiling points, and separately delivered to a PCT Tower and an OCT Tower for storage or packaging as necessary.

Step 3: Further Processing

The isolated, purified compounds can then undergo further value-added treatment pursuant to customised treatments to manufacture down-stream derivative products. Delta re-processes about 40% of the PCT/OCT products received through the manufacturing process into some 13 different downstream chemical products such as:

(1) 2,4-Dichloro toluene (“2,4DCT”) 2,4

(2) 3,4-Dichloro toluene (“3,4DCT”) 3,4

(3) O-chlorobenzaldehyde

(4) p-chlorobenzaldehyde

(5) 2,4-Dichlorobenzaldehyde 2,4

(6) O-chlorobenzyl chloride

(7) Chlorobenzyl chloride

(8) 2,4-Dichloro-chloride 2,4

(9) O-chlorobenzoic acid

(10) O-Chloro benzonitrile

(11) Chlorobenzonitrile

(12) 2,4-Dichlorobenzonitrile 2,4

(13) 3,4-Dichlorobenzonitrile 3,4

(b)          UPR

Delta’s UPR products are high-end resin products. Due to UPR’s combination of unique strengths such as its lightness, toughness, durability, strength and anti-corrosive properties, it is widely used by various industries, like the construction industry, industrial equipment industry, transport industry and the infrastructure industry. Delta’s production capacity for UPR was expanded from 9,000 tonnes in May 2010, to 18,000 tonnes annually in December 2010, and the factory operates at almost its maximum capacity presently. The simplified production process for the UPR products is as follows:

Step 1: Reaction

Di-ols and Di-acids, including MA, are the basic reactants for the production of UPR, which is a form of polyester. The reactants are delivered from their storage tanks into a stainless steel reactor for a controlled esterification process in the presence of various catalysts. Depending on the temperature and the types of catalyst used, the reaction will produce a crude mixture of semi-finished product or resin. Delta can customize the qualities and characteristics of the UPR by varying the temperature, ratio and types of chemical reactants or catalysts, which will result in the production of polyesters of different structures.

Step 2: Dilution and Further Procession

The semi-finished product or resin is transported into the Dilution Tank where Styrene and other chemicals are added in a dilution process. The Dilution Tank is linked to a cooling and condensation mechanism which will condense the vapours or exhaust from the Dilution Tank. In the Dilution Tank, the resin can be further adjusted as to viscosity, reactivity and other characteristics through the addition of chemical inhibitors or promoters.

Step 3: Packaging

The final product is then transferred to the storage tanks or sent for packaging.

(c)          MA

MA accounts for 6% of Delta’s total sales volume. Most of the MA produced, i.e. approximately 60%, is used for its own production of UPR, while about 40% will be sold to customers. The oxidation process in the production of MA produces heat which is converted into steam for use in the production of PCT/ OCT and other production areas where steam is needed.

Step 1: Oxidation

Benzene and air are catalysed and oxidised through a fixed bed Oxidation Reactor to generate MA vapour. The MA vapour is condensed and cooled to form MA in liquid form which is delivered to the Crude Anhydride Tank. The vapour is passed through the Absorption Tower for further extraction and isolation.

Step 2: Distillation

The MA solution and vapour which has been absorbed in the absorption tower shall be dissolved and distilled as part of the purification process to extract the finished product. The MA can be delivered to the storage tanks and packaged for sale, or be utilised for further production and processing.

Delivery or Pick-up by the Customers

Delta delivers around 60% of the products sold to the customer sites while customers pick up about 40% of the finished products directly from its warehouses. Delta usually uses three transportation companies to truck the products to its customer sites. The newly incorporated Jiangsu Logistics will be responsible for transporting the chemicals. Delivery typically takes up to one week, although actual time will vary depending on the location of its customers.

Production Facilities, Capacity and Utilization

Delta’s production facilities are located in Zhenjiang City, Jiangsu Province, the PRC.

Delta has three main production lines centered on its core products:

(a)	Delta’s PCT/OCT series production facility was designed by Tianjin University and built in 2008. It was first put into use in January 2009 and went through an expansion during 2011.

(b)	Delta’s MA production line was designed by the China Academy of Science started operation in late 2010. The current capacity of the MA Production line is at 12,500 tonnes per annum, which is fully utilized and went through an expansion during 2013.

(c)	Delta’s UPR production line had two phases of development in May and December 2010 respectively.

Delta may from time to time look into further expansion of its existing facilities to improve output capacity.

Quality Control

Delta is committed to providing its customers with quality and reliable products. Through its corporate quality management system, Delta is committed to ensuring that the products it produces are of high quality and are able to meet the expectations of its customers.

Delta’s quality assurance department is currently comprised of 13 quality assurance personnel. They are responsible for overall quality control at every stage of its production process and ensure that it is in accordance with its quality control guidelines.

Quality Assurance and Safety Processes

Delta conducts quality checks on all the products manufactured and oversee the implementation of the quality controls at every stage of its production process in line with its quality management system. The following quality control procedures have been implemented:

(a)          Establishment of quality control standards

For manufacturing of chemical systems and components and catalysts, Delta has set in place stringent quality control standards to implement strict measures for quality control in the manufacturing. Such standards follow strictly in accordance with the national and industry standards as well as the standards and guidance set in accordance with the ISO 9001 Quality System. Delta also takes into account customers’ specifications and requirements and quality feedback from its previous customers to supplement its quality control standards.

For its system design, Delta ensures the design of every project is carried out in line with (i) the relevant PRC laws and regulations; (ii) the relevant technical specifications and industry standards; and (iii) its customers’ requirements.

(b)          Quality control during procurement

Direct materials are purchased only from pre-selected suppliers after evaluation and testing by its procurement personnel, quality control personnel and production personnel based on stringent selection criteria such as quality of their raw materials and services, material sources, pricing, accreditations, track record, financial condition and market reputation.

Delta’s quality assurance department will conduct random sample inspection upon receipt of the raw materials. Raw materials that do not meet its quality requirements are returned to the suppliers for them to remedy the problems or defects or for exchange. Procurement plans from the various suppliers are subject to review by its senior management on an annual basis .

(c)          Quality control during manufacturing process

Quality guidelines are provided to the relevant production workers at each production stage before production commences.

Before the production, incoming direct materials are inspected by way of sampling by its quality control personnel to ensure that they are supplied by approved suppliers, and that the quality, grade and quantity of such direct materials conform to its specifications and requirements as well as its quality control standards. Direct materials which fail to comply with these specifications will be rejected.

Delta continuously monitors its manufacturing process and carry out sample-testing at systematic intervals throughout the process to ensure consistency in the quality of the chemical systems and components and catalysts. Delta’s quality control personnel and production personnel conduct sample-testing and inspections at the various stages of production to ensure that defective semi-completed products do not proceed to the next stage of the production.

(d)          Quality control on finished products

Delta conducts overall inspections and testing on finished products before they are despatched to customers. Delta has implemented a strict sample-based testing system, which is carried out every batch of its finished products before they are arranged for packing. For OCT/PCT and MA products, the main criterion to be examined is its degree of purity, whereas for UPR products, the focus is on its shock-resistance and chromaticity. This final stage of inspection is carried out to ensure that the finished products that are packed and delivered conform to the exact specifications of its customers. Delta also provides after sales servicing, and will attend to complaints, if any, regarding defects in the products or the services.

To continually improve its quality management system, Delta will take into account the feedbacks from its employees who are involved in each of the quality control processes and feedbacks from these employees or its customers.

Certification and Awards

In recognition of its quality assurance efforts, Delta was awarded certification of GB/T19001-2008 idt ISO9001:2008 (quality management systems) by China Federation of Logistics Certification Center GB/T24001-2004/ISO14001:2004 (environmental management systems) by China Certification Centre Inc.

For the last three fiscal years and up to the date of this report, Delta has not experienced any material claims from its customers for defective or poor quality products, nor has Delta experienced any product liability claims from end users of its products. In addition, Delta has not experienced significant amount of return cases for its products over the same period.

Research and Development

Delta places great emphasis on research and development. Its research and development team is headed by its Chief Engineer Mr. Yuan Huaizhou and supported by about 36 research and development staff. Delta’s research team members are required to have at least five (5) years of experience in the research of fine chemical industry as well as a bachelor degree in Chemistry or chemical engineering or other relevant professional qualifications. All the employees under its research and development department are required to execute confidentiality undertakings, which restrict them from revealing any trade secrets and/or know-how with regard to its products or technologies involved in its production process to its competitors for at least three (3) years after termination of their employment.

In-house Research and development activities

Delta’s in-house research and development activities focus mainly on:

(a)	improving the quality of its end products so as to achieve certain special features, such as fire-resistance, shock-resistance, wear-resistance and anti-corrosive properties etc.;

(b)	improving production techniques to cut down on production lead-time for efficiency and adopting automatic production process to reduce the chances of human mistakes and also make full use of the side products such as steam and heat energy to achieve the goal of zero waste;

(c)	adopting environmentally production process to achieve zero-pollution; and

(d)	developing and testing catalysts to increase production efficiency and purity.

Technology Collaborations

Delta collaborates with technology partners, comprising renowned universities and in the manner as follows:

In 2012, Delta entered into discussions for partnership arrangements with a group of professors from East China Normal University to development a joint research and development centre. The joint research centre, under the name of “Delta Chemical Advanced Materials R&D Centre”, will be located in our new 12-storey office building which was completed in April 2014.

Pursuant to the collaborative arrangement, the university and Delta will each contribute around three (3) to five (5) research staff to carry out the research and development operations of the joint research centre.

The joint research centre will be equipped with world-class chemical research facilities and product testing equipment. Its research focus will be placed on development of the following products:

(a)	new UPR products for (i) renovation of kitchen, bathroom and man-made marble counter, and (ii) manufacturing high pressure oil pipeline and high voltage electrical equipment;

(b)	new PCT/OCT downstream products, such as pharmaceutical bulk drug; and

(c)	directional catalyst to be used in PCT/OCT production process.

Sales and Marketing

Delta’s sales and marketing department is headed by its Deputy General Manager, Mr Shi Weiping, who has been involved in the chemical industry since 1989 and has experience of approximately 23 years in the industry in relation to the sales and marketing of chemical products. Mr Shi is currently supported by seven sales and marketing personnel who are in charge of the sales for different product categories such as PCT/OCT and MA products and they are dedicated to sales and marketing activities in various areas, ranging from southern, northern and eastern China regions as well as overseas market.

Delta’s sales and marketing department is responsible for the sales and marketing functions of its Group, and its key roles and responsibilities include sourcing for new customers, confirming and collating orders from customers, providing after-sales service, maintaining customer relationships, and ensuring timely payments and delivery of goods/services.

Delta’s sales personnel keep in touch with its customers by paying regular visits to them to understand their needs, business development and market policies and to obtain their feedback and suggestions. Following the customer visits, its sales personnel will report to Mr Shi on a daily basis.

Delta’s sales and marketing department is also tasked with formulating and planning its marketing strategies and activities which primarily include the following specific marketing activities:

Direct sales and marketing

Direct sales and marketing activities involve regular meetings with and frequent visits to new and existing customers. Through such interactions, Delta is able to promote its products, obtain feedback on its products, and understand its customers’ demands based on the latest developments and trends relating to its chemical industry. In addition, Delta may engage in discussions with its customers relating to new chemical products in the market and to explore opportunities for business collaboration. This will allow it to better understand and serve its customers.

Further, Delta sales and marketing department cooperates with other departments to put in place an effective and systematic procedure for direct sales, arrange promotional activities and to collate customer data and feedback. Delta provides its sales and marketing employees with necessary training to familiarize them with the sales and marketing practice in the industry and how to promote awareness for its brand. These employees are also rewarded with incentive remuneration package linked to their sales performance.

Advertisements, Publications and Participation in Industrial Conferences

Delta has a diversified customer base with more than 380 customers in China and countries such as India, Brazil, Japan, European Union member countries and America. Due to its diversified clientele, its sales and marketing efforts are conducted through a variety of channels, including but not limited to websites, billboards and brochures. Delta also participated in various regional and international seminars and exhibitions to showcase and promote its products, create and enhance market awareness of its brand and products, gain market updates and industry knowledge, establish networks with customers and suppliers, keep abreast of the latest technology and identify latest trends. Delta has annually, since its establishment, participated in related industrial conferences held in the PRC, such as China International Pharmaceuticals Exhibition, China International Fine Chemicals Exhibition and China Import and Export Fair.

Awards and Certificates

As an endorsement of the quality of its products and services, Delta has been conferred, inter alia , the following awards or certificates:

Award/ Certification	Awarding Authority	Year

Municipal Key Project Completion Award	Zhenjiang City Major Project Office	2008

Credit Rating AAA	Credit Rating Agency Recognised by the Nanjing Branch Office of The People’s Bank of China: Jiangsu Yuandong International Rating and Consulting Co., Ltd	2010

Advanced Enterprise of Utilizing Foreign Capitals	People’s Government of Gao Zi Town, Dantu Economic Development Zone	2011

Outstanding Unit	Transparent and Democratic Factory Operations Management Team of Zhenjiang City	2011

Credit Rating Certificate of AAA	United Credit Management Limited Company Jiangsu Branch	2011

Certificate for Vice President Unit	Precursor Chemicals Industry Association of Zhenjiang City	2012

GB/T19001-2008 ISO9001:2008	China Federation of Logistics Certification Center	2012

Outstanding Tax Contribution Unit	CPC Working Committee of Gao Zi Sub-District & CPC Working Committee of Dantu Economic Development Zone	2012

GB/T24001-2004/ISO14001:2004 Environmental Management System Certificate	Hua Xia Certification Centre Inc.	2012

Production Safety Standards: Level Three Enterprise	Administration of Work Safety of Zhenjiang City, Jiangsu Province	2013

Intellectual Property

Patents

As at the Latest Practicable Date, the status of Delta’s patents and the patent applications in the PRC is as follows:

Patents Granted

Patent Number	Description	Patentee	Date of Application	Date of Grant	Expiry Date
ZL2011 2 0123193.1	Efficient resin heater for the purposes of improving UPR production process	Jiangsu Delta	April 18, 2011	November 16, 2011	April 18, 2021

ZL2011 2 0123195.0	Recovery hot and cold container in one for the purposes of improving UPR production process	Jiangsu Delta	April 18, 2011	November 30, 2011	April 18, 2021

ZL2011 2 0316710.7	Efficient resin stirrer for the purposes of improving UPR production process	Jiangsu Delta	August 26, 2011	June 13, 2012	August 26, 2021

ZL201420088028.0	A toluene chlorination tail gas gas-liquid separation tank	Jiangsu Delta	February 28, 2014	August 13, 2013	February 28, 2024

ZL201420091459.2	A kind of industrial wastewater desalting flash tank device	Jiangsu Delta	February 28, 2014	August 13, 2013	February 28, 2024

Patents Pending

No.	Application Number	Description	Patent Applicant	Application Date	Status
1	201110451557.3	High pressure FRP pipe resin for oilfield	Jiangsu Delta	December 29, 2011	Pending

2	201110451717.4	New model of UPR for quartz tub	Jiangsu Delta	December 29, 2011	Pending

3	201210541517.2	Waste water desalination technology to be used for wastewater disposal during the production process of PCT/OCT, MA and UPR	Jiangsu Delta	December 14, 2012	Pending

4	201210541010.7	Efficient utilization of excess heat energy generated from steam exhaust systems resulting from PCT/OCT and MA productions process	Jiangsu Delta	December 14, 2012	Pending

No.	Application Number	Description	Patent Applicant	Application Date	Status
5	201210558267.3	Chlorobenzyl chloride continuous distillation system in relation to OCT production process	Jiangsu Delta	December 20, 2012	Pending

6	201420292343.5	A kind of maleic anhydride anhydride crude anhydride tank	Jiangsu Delta	June 3, 2014	Pending

7	201420091625.9	A kind of exhaust gas absorber that absorbs toluene chlorination		February 28, 2014	Pending

Trademarks

As of the date of this report, Delta does not own any registered trademark. However, Delta has filed applications to the PRC Trademark Bureau in respect of the following trademarks:

Trademark	Class (1)	Application Number	Date of Application	Status	Place of Registration
	1	12218845	March 5, 2013	Pending	The PRC

	1	12218774	March 5, 2013	Pending	The PRC

(1)	Class 1 refers to Chemicals used in industry, science and photography, as well as in agriculture, horticulture and forestry; unprocessed artificial resins, unprocessed plastics; manures; fire extinguishing compositions; tempering and soldering preparations; chemical substances for preserving foodstuffs; tanning substances; adhesives used in industry.

Seasonality

Delta generally does not experience any seasonality in its business. Delta only experiences a slight decrease in the number of orders for its products during festive seasons, in particular, the Chinese New Year, as many of the factories of its customers may be closed.

Staff Training

Delta recognises that its employees are an important resource and it thus aim to equip its staff with the relevant skills and knowledge which will enable them to perform their jobs effectively. Delta has implemented comprehensive training policies and programmes aimed specifically at improving the skill sets of its staff and increasing its competitiveness and productivity. Delta’s human resource department oversees its staff training programmes.

Delta conducts training programs for all levels of its staff, including those holding management and supervisory positions. In recognition of staff with potential, Delta also conducts training programmes to upgrade their skills. Such upgrading programs are conducted on a periodic basis and tailored in accordance with the specific requirements of each department. Delta’s internal training programs include:

(a)	General Training

Delta conducts orientation programs for its new employees during which they are provided with information on it, including its history, enterprise culture, business concept and employment rules. They are required to undergo operational training sessions so as to familiarise themselves with its operational procedures, policies and practices.

Occasionally, Delta will invite external professionals or instructors to conduct seminars and talks for employees and management of relevant departments in relation to their respective scope of work.

(b)	Production and Manufacturing Staff

Delta’s staff involved in the manufacturing and production processes are required to undergo in-house operational training sessions so as to familiarize themselves with its operational procedures, policies and practices. The production managers and engineers at its production facility periodically update and educate its production staff on matters relating to its production techniques and processes, including compliance with the assurance procedures required under GB/T19001-2008 idt ISO9001:2008 (quality management systems) and other environmental management and quality assurance procedures such as the GB/T24001-2004/ISO14001:2004 requirements.

Upon completion of the various training programs, Delta’s staff will sit for examinations which may be conducted orally or by written tests. For new employees, upon passing the examinations and tests, they will undergo on-the-job training during which they will learn the specific skills which are relevant for their respective positions. They will only commence work in their respective positions if they have been assessed to be fit for deployment.

(c)	Sales and Marketing Staff

Delta’s sales and marketing staff were trained on information relating to its products, including, inter alia, its products’ qualities, characteristics and their applications. They are also constantly updated on market information and market demand of its products.

Delta recognizes the importance of training its staff and developing their skills, as its success is largely dependent on the quality and skills of its staff. It is its policy to maintain a competent work force and Delta is committed to providing training to its staff, in order for it to remain competitive and meet the increasing market demand for high quality products. As its staff training is mainly conducted in-house, its training expenses in the last three fiscal years have not been significant.

Insurance

Delta has in place the following insurance policies:

(a)	Social Insurance

Delta has in place social insurance for employees of Jiangsu Delta, including fundamental pension insurance and fundamental medical insurance, unemployment insurance, work-related insurance and maternity insurance in respect of which the insurance premium is borne by Delta and the employees in a specific proportion governed by the relevant PRC regulations.

Jiangsu Delta has obtained the Social Insurance Registration Certificate issued by the Social Labor Insurance Fund Management Centre of Dantu, Zhenjiang on June 23, 2010 with the effective labor period of 5 years. Jiangsu Delta has passed the annual inspection of 2011.

According to the relevant PRC laws and local regulations in respect of social insurance contribution, Jiangsu Delta pays social insurance premiums for employees according to the following rate:

	Rate
Type	Enterprise	Individual

Fundamental Medical Insurance	9%	2.5%
Fundamental Pension Insurance	21%	8%
Unemployment Insurance	2%	1%
Work-related Injury Insurance	1.8%	-
Maternity Insurance	0.6%	-

To its best knowledge, each of Jiangsu Delta and Jiangsu Zhengxin R&D has since its establishment handled the fundamental medical insurance, fundamental pension insurance, unemployment insurance, work-related Injury insurance and maternity insurance for employees according to relevant laws and regulations in the PRC, and neither company has any overdue payment and had been in compliance with applicable PRC social insurance laws and regulations as of the date of this report.

(b)	Property Insurance

Delta has all property all-risks insurance for its machinery and equipment including machineries, and facilities against damage caused by certain accidents and natural disasters such as fire.

(c)	Motor Vehicle Insurance

Delta purchases and maintains compulsory traffic accident liability insurance for all company-owned motor vehicles.

(d)	Insurance for employers’ liability.

Delta also purchases insurance for employer’s liability.

All insurance coverage is obtained at market rates from independent insurance companies.

Major Suppliers

The key components and raw materials used in Delta’s production and manufacturing processes are comprised mainly of Toluene, Chlorine, Benzene, Styrene and Phthalic Anhydride, Maleic Anhydride, Propylene glycol and Ethylene diglycol which in the aggregate constituted approximately 85% of its total cost of sales.

Delta’s suppliers are carefully selected by its purchasing department, and are assessed on criteria such as the geographical location, quality of materials supplied, length of business relationship with it, as well as their reputation, pricing, reliability, track record, service, punctuality and response time. To facilitate timely purchases of materials, Delta keeps a list of qualified suppliers who have demonstrated reliability in product quality and delivery time as well as pricing competiveness. This list is subject to review by its management on an annual basis.

Delta’s raw materials are currently sourced from within the PRC and therefore, all of its purchases are transacted in RMB. Accordingly, Delta is not subjected to any significant risk in exchange rates fluctuation in the purchase of raw materials.

Except for Chemical Sales Eastern China Branch of China Petroleum & Chemical Corporation, with whom a one year contract was entered into, Delta does not any have long-term arrangements with its other major suppliers.

The major suppliers accounting for 5% or more of Delta’s cost of sales for each the last three fiscal years ended June 30, 2012, 2013 and 2014 are as follows:

Suppliers	FY2014	FY2013	FY2012

Jiangsu Huihong International Group	13%	0%	0%
Emori (China) Trading Limited	11%	6%	0%
Jiangsu Changhai Chemical Limited	10%	8%	0%
Southern Petrochemical Group	8%	20%	7%
Nantong Chemical and Light Industry Co., Ltd.	5%	9%	11%

Most of materials are mass chemical products, prices of which are quite transparent. However, due to limited purchase volume, Delta is not able to buy products directly through major international chemical suppliers, such as SK Chemicals. Except for Sinopec, Delta procures its materials through chemical wholesalers, such as Southern Petrochemical Group. Delta may switch its suppliers from one to another depending on the commercial terms agreed upon. As a result, some suppliers in previous years did not further sell their products to it during recent years. The percentage of purchase is also varied from year to year.

Delta’s business or profitability is not materially dependent on any single supplier. Delta does not consider ourselves materially dependent on any single abovementioned supplier as Delta believes that there are other qualified suppliers that it is able to work with should any of these suppliers provide unacceptable or uncompetitive terms.

As of the date of this report, Delta is not aware of any information or arrangement which would lead to a cessation or termination of its relationships with any of its current major suppliers.

Major Customers

Delta’s customers are mainly from the chemical industry in the PRC. As of the date of this report, Delta has a customer base of approximately 380 different customers (of which certain customers belong to the same group of companies) across 11 provinces in the PRC.

The major customers accounting for 5% or more of Delta’s total revenue for the last three fiscal years ended June 30, 2012, 2013, 2014 are as follows:

Customer	Type of Products	FY2014	FY2013	FY2012
Nantong Chemical and Light Industry Co., Ltd.	Materials	9%	0%	0%
Southern Petrochemical Group, Jiangsu Branch Company	Materials	6%	1%	0%
Shanghai Haohanshenying International Trading Limited	Materials	5%	0%	0%
Jiangsu Huiteng Chemical Co., Ltd.	PCT, OCT and 2,4-Dichlorotoluene	5%	8%	11%

Except materials sales’ customers, Delta’s customer base is diversified. For the past three fiscal years, Delta has generally reduced its reliance on each of its major customers, whose purchases as a percentage of its total revenue has shown a declining trend. This is a result of increased sales volume to a more diversified customer base and an increase in the number of products Delta produces.

As at the date of this report, Delta does not have any long-term arrangement or arrangements with any of its major customers and its business or profitability is not materially dependent on any single customer. As of the date of this report, Delta is not aware of any information or arrangement which would lead to a cessation or termination of its relationships with any of its current major customers.

Competition

Although the barriers to entry in this industry are relatively high in terms of capital investment and the manufacturing expertise required, Delta operates in a competitive environment. Delta’s competitors are located in the Yangtze River Delta region of China, especially in the Jiangsu Province where Delta is located.

Management of Delta believes that the demand for its products is increasing, both within and outside the PRC. Management of Delta considers, amongst others, the following to be its main competitors as Delta competes with them in at least one of the categories of the products sold by it:

Name	Place of Origin

Danyang Zhongchao Chemical Co., Ltd.	Danyang City, Jiangsu Province

Jiangsu Zhenfang Chemical Co., Ltd.	Huai’An City, Jiangsu Province

Jiangsu Lianhua Technology Co., Ltd.	Xiangshui City, Jiangsu Province

Changzhou Yabang Chemical Co., Ltd.	Changzhou City, Jiangsu Province

Delta believes that improving its production efficiency and seizing market opportunities will consolidate its market position and market share in the industry. Delta believes that its record for quality products and reputation for good service have gained the confidence of its customers.

Environmental Protection and Corporate Social Responsibilities

Delta has always been committed to adopting an environmentally friendly business model.

Delta has obtained all of the environmental permits and approvals necessary to conduct its business, including those for its production facilities, such as Dangerous Chemical Operation Permit, Pollutant Discharge Permit, etc. In addition, Delta was granted an Environmental Management System Certificate by China Certification Centre Inc. on July 6, 2012 which certifies that the environmental management system adopted by Jiangsu Delta during its manufacturing process is in line with the standards of GB/T24001-2004/ISO 14001:2004.

Apart from complying with all the relevant environmental laws and regulations, Delta has gone a step further in order to minimize its impact on the environment by undertaking a wide range of self-initiated measures to build a greener future.

Delta’s manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. However, Delta has devoted efforts to reduce such wastes to acceptable levels under applicable regulations. Delta has installed various types of anti-pollution equipment in its facilities to reduce, treat, and where feasible, recycle the waste generated in its manufacturing process. Delta’s operations are subject to regulation and periodic monitoring by local environmental protection authorities. Delta is currently in compliance with all applicable environmental laws and have not breached any applicable environmental laws or regulations since its establishment.

Delta’s current water treatment system has been awarded pioneer status with regard to the water treatment technology applied in its industry in the PRC. Delta’s system allows it to recycle almost the entire portion of the waste water produced in its production, resulting in significant cost savings in its utilities expenses and also improved its environmental friendliness through a reduction in waste water production and disposal.

As a testimony to its continued efforts to achieve zero-pollution, Delta have a dedicated team of in-house researchers engaging in research and development activities focusing mainly on, inter alia, making full use of the by-products such as waste water generated during its production process to attain the goal of zero waste generation.

In order to ensure that Delta comply with the relevant PRC environmental laws and regulations, Delta has appointed specialized personnel to oversee environmental protection related matters within the Company. As a responsible corporate entity, Delta has committed to ensure that Delta complies with all the applicable PRC environmental laws and regulations in the future by (i) providing regular training upon the promulgation of new environmental laws and regulations with respect to the latest PRC environmental laws and regulations and encouraging its team staff to attend environmental protection training sessions organized by the local environmental protection authorities, (ii) conducting on-site inspections regularly, (iii) providing relevant training to its employees regarding compliance with PRC environmental laws and regulations in general, (iv) providing timely reports to the directors any incident or non-compliance with the relevant PRC environmental laws and regulations and (v) providing timely reports to and coordinating with competent authorities in the case that any incident or non-compliance arises.

Licenses, Permits and Government Regulations

PRC Laws and Regulations Relating to Delta’s Business

Generally, the fine chemical industry is subject to stringent environmental protection, health and safety laws and regulation in the PRC. Delta has identified the main laws and regulations that affect its operations and the relevant regulatory bodies.

PRC Legal System

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations and directives. Decided court cases do not constitute binding precedents.

The National People’s Congress of the PRC (“NPC”) and the Standing Committee of the NPC are empowered by the PRC Constitution to exercise the legislative power of the state. The NPC has the power to amend the PRC Constitution and to enact and amend primary laws governing the state organs and civil and criminal matters. The Standing Committee of the NPC is empowered to interpret, enact and amend laws other than those required to be enacted by the NPC.

The State Council of the PRC is the highest organ of state administration and has the power to enact administrative rules and regulations. Ministries and commissions under the State Council of the PRC are also vested with the power to issue orders, directives and regulations within the jurisdiction of their respective departments. Administrative rules, regulations, directives and orders promulgated by the State Council and its ministries and commissions must not be in conflict with the PRC Constitution or the national laws and, in the event that any conflict arises, the Standing Committee of the NPC has the power to annul such administrative rules, regulations, directives and orders.

At the regional level, the people’s congresses of provinces and municipalities and their standing committees may enact local rules and regulations and the people’s government may promulgate administrative rules and directives applicable to their own administrative area. These local laws and regulations may not be in conflict with the PRC Constitution, any national laws or any administrative rules and regulations promulgated by the State Council.

Rules, regulations or directives may be enacted or issued at the provincial or municipal level or by the State Council of the PRC or its ministries and commissions in the first instance for experimental purposes. After sufficient experience has been gained, the State Council may submit legislative proposals to be considered by the NPC or the Standing Committee of the NPC for enactment at the national level.

The power to interpret laws is vested by the PRC Constitution in the Standing Committee of the NPC. According to the Decision of the Standing Committee of the NPC Regarding the Strengthening of Interpretation of Laws passed on 10 June 1981, the Supreme People’s Court has the power to give general interpretation on application of laws in judicial proceedings apart from its power to issue specific interpretation in specific cases. The State Council and its ministries and commissions are also vested with the power to give interpretation of the rules and regulations which they promulgated. At the regional level, the power to give interpretation of regional laws is vested in the regional legislative and administration organs which promulgate such laws. All such interpretations carry legal effect.

Judicial System

The People’s Courts are the judicial organs of the PRC. Under the PRC Constitution and the Law of Organization of the People’s Courts of the PRC, the People’s Courts comprise the Supreme People’s Court, the local people’s courts, military courts and other special people’s courts. The local people’s courts are divided into three levels, namely, the basic people’s courts, intermediate people’s courts and higher people’s courts. The basic people’s courts are divided into civil, criminal and administrative divisions. The intermediate people’s courts have divisions similar to those of the basic people’s courts and, where the circumstances so warrant, may have other special divisions (such as intellectual property divisions). The judicial functions of people’s courts at lower levels are subject to supervision of people’s courts at higher levels. The people’s procuratorates also have the right to exercise legal supervision over the proceedings of people’s courts of the same and lower levels. The Supreme People’s Court is the highest judicial organ of the PRC. It supervises the administration of justice by the people’s courts of all levels.

The people’s courts adopt a two-tier final appeal system. A party may before the taking effect of a judgment or order appeal against the judgment or order of the first instance of a local people’s court to the people’s court at the next higher level. Judgments or orders of the second instance of the same level and at the next higher level are final and binding. Judgments or orders of the first instance of the Supreme People’s Court are also final and binding if no appeals are made before they take effect. If, however, the Supreme People’s Court or a people’s court at a higher level finds an error in a final and binding judgment which has taken effect in any people’s court at a lower level, or the presiding judge of a people’s court finds an error in a final and binding judgment which has taken effect in the court over which he presides, a retrial of the case may be conducted according to the judicial supervision procedures.

The PRC civil procedures are governed by the Civil Procedure Law of the People’s Republic of China (the “Civil Procedure Law”) adopted on 9 April 1991 and amended on 28 October 2007. and 31 August 2012 The Civil Procedure Law contains regulations on the institution of a civil action, the jurisdiction of the people’s courts, the procedures in conducting a civil action, trial procedures and procedures for the enforcement of a civil judgment or order. All parties to a civil action conducted within the territory of the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant’s place of domicile. The jurisdiction may also be selected by express agreement by the parties to a contract provided that the jurisdiction of the people’s court selected has some actual connection with the dispute, that is to say, the plaintiff or the defendant is located or domiciled, or the contract was executed or implemented in the jurisdiction selected, or the subject-matter of the proceedings is located in the jurisdiction selected. A foreign national or foreign enterprise is accorded the same litigation rights and obligations as a citizen or legal person of the PRC. If any party to a civil action refuses to comply with a judgment or order made by a people’s court or an award made by an arbitration body in the PRC, the aggrieved party may apply to the people’s court to enforce the judgment, order or award. The time limit on the right to apply for such enforcement is two years.

A party seeking to enforce a judgment or order of a people’s court against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for recognition and enforcement of such judgment or order. A foreign judgment or ruling may also be recognised and enforced according to PRC enforcement procedures by the people’s courts in accordance with the principle of reciprocity or if there exists an international or bilateral treaty with or acceded to by the foreign country that provides for such recognition and enforcement, unless the people’s court considers that the recognition or enforcement of the judgment or ruling will violate fundamental legal principles of the PRC or its sovereignty, security or social or public interest.

Arbitration and Enforcement of Arbitral Awards

The Arbitration Law of the PRC (the “Arbitration Law”) was promulgated by the Standing Committee of the NPC on 31 August 1994 and came into effect on 1 September 1995. It is applicable to, among other matters, trade disputes involving foreign parties where the parties have entered into a written agreement to refer the matter to arbitration before an arbitration committee constituted in accordance with the Arbitration Law. Under the Arbitration Law, an arbitration committee may, before the promulgation by the PRC Arbitration Association of arbitration regulations, formulate interim arbitration rules in accordance with the Arbitration Law and the PRC Civil Procedure Law. Where the parties have by an agreement provided arbitration as a method for dispute resolution, the parties are not permitted to institute legal proceedings in a people’s court.

Under the Arbitration Law, an arbitral award is final and binding on the parties and if a party fails to comply with an award, the other party to the award may apply to the people’s court for enforcement. A people’s court may refuse to enforce an arbitral award made by an arbitration committee if there were mistakes, an absence of material evidence or irregularities over the arbitration proceedings, or the jurisdiction or constitution of the arbitration committee.

A party seeking to enforce an arbitral award of a foreign affairs arbitration body of the PRC against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be recognised and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC.

In respect of contractual and non-contractual commercial-law-related disputes which are recognised as such for the purposes of the PRC laws, the PRC has acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Award (the “New York Convention”) adopted on 10 June 1958 pursuant to a resolution of the Standing Committee of the NPC passed on 2 December 1986. The New York Convention provides that all arbitral awards made by a state which is a party to the New York Convention shall be recognised and enforced by other parties to the New York Convention subject to their right to refuse enforcement under certain circumstances including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of the NPC at the time of the accession of the PRC that (1) the PRC would only recognise and enforce foreign arbitral awards on the principle of reciprocity; and (2) the PRC would only apply the New York Convention in disputes considered under PRC laws to be arising from contractual and non-contractual mercantile legal relations.

 Foreign Exchange Control

Prior to 31 December 1993, enterprises in the PRC requiring foreign currency were required to obtain approval from the State Planning Committee and the Ministry of Foreign Trade and Economic Cooperation before it could convert RMB into foreign currency, and such conversion had to be effected at the official rate prescribed by the State Administration of Foreign Exchange (“SAFE”). RMB reserved by Foreign Investment Enterprises (“FIEs”) could also be converted into foreign currency at swap centres with the prior examination and verification by SAFE. The exchange rates used by swap centres were largely determined by the supply of and demand for foreign currencies and RMB.

On December 28, 1993, the People’s Bank of China (“PBOC”) announced that the dual exchange rate system for RMB against foreign currencies would be abolished with effect from January 1, 1994 and be replaced by the unified exchange rate system. Under the new system, the PBOC publishes the RMB exchange rate against the United States dollar daily. The daily exchange rate is set by reference to the RMB/US$ trading price on the previous day on the “inter-bank foreign exchange market”.

On April 1, 1996, the Foreign Exchange Control Regulations of the PRC (as amended on January 14, 1997) came into effect. On 20 June 1996, the Regulations on Sale and Purchase of and Payment in Foreign Exchange were promulgated by the People’s Bank of China and came into effect on 1 July 1996.

On October 25, 1998, the PBOC and SAFE issued a Joint Announcement on Abolishment of Foreign Exchange Swap Business which stated that from December 1, 1998, foreign exchange transactions for FIEs may only be conducted at designated banks.

On October 21, 2005, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investment via Overseas Special Purpose Companies (“Notice 75”) which came into effect on November 1, 2005. Under Notice 75, PRC residents, including PRC Companies and PRC resident individuals, have to register their foreign investments with the local SAFE prior to incorporating or taking control of a special purpose vehicle (the “SPV”). Where a PRC resident contributes the assets or stock rights of a domestic enterprise that it owns into a SPV, or engages in capital financing abroad after contributing assets or stock rights into the SPV, it has to register such change. Other than the abovementioned registration requirement, Notice 75 also requires PRC residents to register, modify or record with the local foreign exchange authority within 30 days from the date of increase/decrease of capital, share transfer, mergers or division, change in long term equity or debt investments and guarantees in or by the SPV. In addition, the proceeds from overseas listing of the SPV shall, according to the repatriation plan submitted to the foreign exchange administration for record, be repatriated according to current regulations for the administration of foreign exchange. In addition, the foreign exchange income from profits, bonus and capital change obtained by the PRC residents from the SPV shall be repatriated within 180 days.

On August 12, 2007, SAFE promulgated the Notice on the Retaining of Foreign Exchange Earnings by Domestic Entity, which provides that from August 12, 2007, domestic entity may retain its recurrent foreign exchange earnings according to their needs for operation.

On August 1, 2008, the revised Foreign Exchange Control Regulations of the PRC was adopted by the State Council and was promulgated for implementation on August 5, 2008. In summary, taking into account the promulgation of the recent new regulations and to the extent the existing provisions stipulated in previous regulations do not contradict these new regulations, the present position under the PRC law relating to foreign exchange control are as follows:

(a)          The previous dual exchange rate system for RMB was abolished and a managed floating exchange rate system based largely on supply and demand with reference to a basket of currencies was introduced. The People’s Bank of China, will announce the closing price of foreign currencies against the RMB in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for trading against the RMB on the following working day.

(b)          Foreign exchange earnings of domestic entities may be transferred to China or held abroad according to the regulations stipulated by SAFE.

(c)          FIEs may have their own foreign currency accounts and are also permitted to retain their recurrent exchange earnings according to their needs of operation and the sums retained may be deposited into foreign exchange bank accounts maintained with designated banks.

(d)          Reservation or sale of capital account foreign exchange earnings to designated banks shall be approved by the foreign exchange control administration unless stated otherwise. Foreign exchange funds from capital account shall only be used according to the purpose approved by the foreign exchange control administration and the relevant competent authorities.

(e)          Where a foreign enterprise makes a direct investment or carries out the issuance and/or business of securities or other derivatives within the PRC, or where a domestic entity makes a direct investment or carries out the issuance and/or business of securities or other derivatives outside the PRC, it shall go through the registration procedure according to the relevant regulations stipulated by SAFE. A guarantee or a commercial loan provided to the entity outside the PRC by a domestic entity shall be subject to approval and registration with relevant foreign exchange administration. The utilisation of foreign debts by an enterprise shall be in compliance with relevant regulations and has to undergo foreign debt registration with the foreign exchange control administration.

(f)          FIEs which require foreign exchange for their ordinary trading activities such as trade services and payment of interest on foreign debts may purchase foreign exchange from designated foreign exchange banks if the application is supported by proper payment notices or supporting documents.

(g)          FIEs may require foreign exchange for the payment of dividends that are payable in foreign currencies under applicable regulations, such as distributing profits to their foreign investors. They can withdraw funds from their foreign exchange bank accounts kept with designated foreign exchange banks, subject to the due payment of tax on dividends. Where the amount of the funds in foreign exchange is insufficient, the FIE may, upon the presentation of the resolutions of the directors on the profit distribution plan and other relevant documents, purchase foreign exchange from designated foreign exchange banks.

(h)          FIEs may apply to the Bank of China or other designated foreign exchange banks to remit profit out of the PRC to the foreign parties if the requirements provided by the PRC laws, rules and regulations are met.

The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles (“SAFE Circular No. 37”), which was promulgated by SAFE and became effective on July 14, 2014, requires a PRC individual resident (“PRC Resident”) to register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (“Offshore SPV”) that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing. Following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change in respect of the Offshore SPV, including, among other things, any major change of a PRC Resident shareholder, name or term of operation of the Offshore SPV, or any increase or reduction of the Offshore SPV’s registered capital, share transfer or swap, merger or division. Failure to comply with the registration procedures of SAFE Circular No. 37 may result in penalties and sanctions, including the imposition of restrictions on the ability of the Offshore SPV’s PRC subsidiary to distribute dividends to its overseas parent.

In addition, according to the SAFE Circular No. 37, a PRC Resident that participates in an employee share incentive plan of a non-listed Offshore SPV could, by submitting required documents, apply for registration with the local SAFE branch before exercising stock options.

Strict supervision and control by foreign exchange control administration has been imposed upon FIEs established in the manner of acquisitions of the PRC enterprises by foreign enterprises with PRC residents as shareholders.

Taxation

Income Tax

The New Income Tax Law was promulgated by NPC on March 16, 2007 and came into effect on January 1, 2008. The Chinese domestic enterprises and FIEs are treated equally on the income tax rate, and the enterprise income tax rate shall be 25%. In accordance with the New Income Tax Law and its implementing regulations, the non-resident enterprise which has not set up institutions or establishments in China, or has set up institutions or establishments but the income has no relationship with such institutions or establishments, it shall pay enterprise income tax on such income sourced from China, and the income tax rate shall be 20%, subject to reduction as provided by any applicable double taxation treaty, unless the relevant income is specially exempted from tax under the applicable tax laws, regulations, notices and decisions which relate to FIEs and their investors.

The enterprises that were approved and established prior to the promulgation hereof and that, in accordance with the effective tax laws and administrative regulations, enjoy a special lower tax rate shall, in accordance with the provisions of the State Council, progressively transit to the tax rate specified herein within 5 years following the implementation hereof. Those enterprises that enjoy a fixed-term tax exemption or tax reduction shall, in accordance with the provisions of the State Council, continue to enjoy such exemption or reduction after the implementation hereof until the expiration of the term of such exemption or reduction. However, if an enterprise did not enjoy such preferential treatment because it has not yet achieved profitability, the term of such preferential treatment shall be calculated from 1 January 2008 until the expiration of the term of such exemption or reduction.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprise (Circular Guoshuihan [2009] No. 698) implemented on January 1, 2008, except for the purchase and sale of equity through a public securities market, where a foreign corporate investor indirectly transfers the equity of a PRC resident enterprise by disposing the equity of an overseas holding company (the “Indirect Transfer”) located in a tax jurisdiction that (i) has an effective tax rate of less than 12.5%, or (ii) does not tax its residents on their foreign income, the foreign corporate investor shall report the Indirect Transfer to the competent PRC tax authority within 30 days from the date when the equity transfer agreement was made. In this case, the PRC tax authority will examine the true nature of the Indirect Transfer. Should it deem the foreign investor to have made the Indirect Transfer without reasonable commercial purpose and in order to avoid the PRC tax, the PRC tax authority may disregard the existence of the overseas holding company that is used for tax planning purpose and re-characterise the Indirect Transfer. As a result, gains derived from such Indirect Transfer by the foreign investor may be subject to the EIT Law.

Value-added tax

Pursuant to the Provisional Regulations on Value-added Tax of PRC, last amended on November 5, 2008 and took effect from January 1, 2009, and its implementation rules which were revised on December 15, 2008 and took effect from January 1, 2009, all entities or individuals in PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the import of goods are required to pay value-added tax (“VAT”). The amount of VAT payable in the sale or import of goods except as otherwise provided by paragraph (2) and paragraph (3) of Article 2 of the Provisional Regulations on Value-added Tax of PRC. The tax rate is also 17% for those providing processing services repairs and replacement services.

In November 2011, the Ministry of Finance (“MOF”) and the State Administration of Tax (“SAT”) promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax (the “Pilot Plan”). Since January 1, 2012, the PRC government has been implementing a pilot program in certain provinces and municipalities, to levy a 6% VAT on revenue generated from certain kinds of services in lieu of the 5% business tax. According to the Notice Regarding the Nationwide Implementation of B2V Transformation Pilot Program in respect of Transportation and Certain Modern Service Industries jointly issued by the MOF and SAT effective from August 1, 2013 (the “B2V Circular 37”), such policy has been implemented nationwide. In addition, the MOF and SAT released the Notice on Including Railway Transportation and Postal Services Sectors into the Pilot Scheme on Switching from Business Tax to VAT on December 12, 2013, which further expanded the scope of taxable services for value-added tax and replaced the B2V Circular 37 as of January 1, 2014.

Business Tax

Pursuant to the Interim Regulation of the People’s Republic of China on Business Tax (“Business Tax Regulation”) last amended on November 10, 2008 and took effect from 1 January, 2009, business that provide services (including entertainment business), assign intangible assets or sell immovable property became liable to business tax at a rate ranging from 3% to 20% of the charges of the services provided, intangible assets assigned or immovable property sold, as the case may be.

Tax on Dividends from PRC Enterprise with Foreign Investment

According to the New Income Tax Law and the Implementation Rules, income such as dividends and profits distribution from the PRC derived from a foreign enterprise which has no establishment in the PRC is subject to a 10% withholding tax, subject to reduction as provided by any applicable double taxation treaty.

Stamp Duty

Under the PRC Interim Regulations on Stamp Duty promulgated by the State Council on August 6, 1988 and amended in January 6, 2011, for building property transfer instruments, including those in respect of property ownership transfer, the duty rate shall be 0.05% of the amount stated therein; for permits and certificates relating to rights, including real estate title certificates and land use right certificates, stamp duty shall be levied on an item basis at an annual rate of RMB5 per item.

Urban Maintenance Tax

Under the PRC Interim Regulations on Urban Maintenance Tax promulgated by the State Council on February 8, 1985 and amended on January 8, 2011, any taxpayer, whether an individual or otherwise, of product tax, value-added tax or business tax shall be required to pay urban maintenance tax. The tax rate shall be 7% for a taxpayer whose domicile is in an urban area, 5% for a taxpayer whose domicile is in a county and a town, and 1% for a taxpayer whose domicile is not in any urban area or county or town.

Education Surcharge

Under the Interim Provisions on Imposition of Education Surcharge promulgated by the State Council on April 28, 1986 (last amended by the State Council on August 20, 2005), any taxpayer, whether an individual or otherwise, of product tax, value-added tax or business tax shall pay an education surcharge, unless such obliged taxpayer is instead required to pay a rural area education surcharge as provided by the Notice of the State Council on Raising Funds for Schools in Rural Areas. Education surcharge shall be calculated and levied at a rate of 1% on the actual amount of product tax, value-added tax and business tax paid by the taxpayer.

According to the Circular on Issues Concerning Policies on Unifying Local Education Surtax promulgated by ministry of finance on November 17, 2010, the rate at which local education surtax is levied should be 2% of the value-added tax, the business tax or the consumption tax actually paid by entities and individuals (including foreign-invested enterprises, foreign enterprises and foreign individuals).

Wholly Foreign-Owned Enterprise

WFOE is governed by the Law of the People’s Republic of China Concerning Enterprises with Sole Foreign Investments, which was promulgated on April 12, 1986 and was subsequently amended on October 31, 2000, and its Implementation Regulations promulgated on December 12, 1990 and was subsequently amended on April 12, 2001 (together the “Foreign Enterprises Law”).

Procedures for Establishment of a WFOE

The establishment of a WFOE will have to be approved by Ministry of Commerce (or its delegated authorities) (the “MOC”). If two or more foreign investors jointly apply for the establishment of a WFOE, a copy of the contract between the parties must also be submitted to MOC (or its delegated authorities) for its record. A WFOE must also obtain a business licence from the State Administration of Industry and Commerce (or its delegated authorities) before it can commence business.

Nature

A WFOE is a limited liability company under the Foreign Enterprise Law. It is a legal entity which may independently assume civil obligations, enjoy civil rights and has the right to own, use and dispose of property. It is required to have a registered capital contributed by the foreign investor(s). The liability of the foreign investor(s) is limited to the amount of registered capital contributed. The foreign investor may make its contributions by instalments and the registered capital must be contributed within the period as approved by the MOC (or its delegated authorities) in accordance with relevant regulations.

Profit Distribution

The Foreign Enterprise Law provides that after payment of taxes, a WFOE must make contributions to a reserve fund and at least 10% of the after-tax profits must be allocated to the reserve fund. If the accumulative amount of allocated reserve funds reaches 50% of an enterprise’s registered capital, the WFOE will not be required to make any additional contribution. The WFOE is prohibited from distributing dividends unless the losses (if any) of previous years have been made up.

In accordance with the Notice of the Ministry of Finance on the Issue of Handling Financial Issues by Relevant Enterprises after the Implementation of the Company Law promulgated by the Ministry of Finance on March 15, 2006 and effective April 1, 2006, from January 1, 2006 on, enterprises established in accordance with the Company Law shall distribute profits pursuant to Article 167 of the Company Law and shall no longer make contributions to the reserve fund. After an enterprise ceases to make contributions to the reserve fund, it may continue to make contributions to the employee bonus and welfare fund as decided by the board of directors if the purpose, use conditions, and procedures thereof shall be made clear, and such funds shall be manage as debts.

Company Law

The establishment and operation of corporate entities in China is governed by the PRC Company Law, which was promulgated by the Standing Committee of the NPC on December 29, 1993 and became effective on July 1, 1994 (“1993 PRC Company Law”). It was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005 and December 28, 2013.

The PRC Company Law generally governs 2 types of companies — limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of a company to its debtors is limited to the value of assets owned by the company. Liabilities of shareholders of a limited liability company are limited to the amount of registered capital they have contributed.

The amendments to the PRC Company Law adopted in October 2005 seek to reform various aspects of the 1993 PRC Company Law and simplify the establishment and operation of companies incorporated in China by lowering capitalisation requirements, increasing shareholder and creditor protection, improving corporate governance, and relaxing rules regarding the establishment of subsidiaries. Further, the restriction relating to the total investment of a company in other entities exceeding 50% of its net assets has been removed, the incorporation of one shareholder limited liability companies in addition to wholly State-owned enterprises is permitted, and the Chinese Company Law shall apply to foreign invested limited liability companies. Where laws on foreign investment have other stipulations, such stipulations shall apply.

The amendments to the PRC Company Law adopted in December 2013 took effect on March 1, 2014. These amendments cover three aspects: (a) replacing the paid-up capital registration system by subscribed capital registration system; (b) relaxing the requirements for registered capital registration; and (c) streamlining the registration items and requirements for registration documents.

PRC Laws and Regulations Relating to Foreign Investment

On October 31, 2007, the National Development and Reform Commission (“NDRC”) and MOC, jointly promulgated the Catalogue of Industries for Guiding Foreign Investment (as amended in 2007), which came into effect on December 1, 2007 (the “Catalogue”), as amended on December 24, 2011 and came into effect on January 30, 2012. The Catalogue lists out the industries and economic activities which are encouraged, restricted or prohibited by the PRC government for foreign investment. The Catalogue does not specify which business activities are in the permitted category. Instead, if the business activities are not listed in any of the encouraged, restricted or the prohibited categories, they shall be construed as being in the permitted category. Pursuant to the Catalogue, the wholesale of refined oil falls under the restricted category. None of our Group’s business activities are listed in the prohibited category.

Labor Law

Pursuant to the Labor Law of the PRC promulgated by Standing Committee of the NPC on July 5, 1994 and was subsequently amended on August 27, 2009, the Labor Contract Law of the PRC promulgated by Standing Committee of the NPC on June 29, 2007 and was subsequently amended on December 28, 2012 and the Labour Contract Law Implementation Rules of the PRC promulgated by the State Council on September 18, 2008, companies must enter into employment contracts with their employees, based on the principles of equality, consent and agreement through consultation. Companies must establish and effectively implement system of ensuring occupational safety and health, educating employees on occupational safety and health, preventing work-related accidents and reducing occupational hazards. Companies must also pay for their employees’ social insurance premium.

Social Insurance Law

Employers in China are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, maternity insurance, and housing provident funds. These payments are made to local administrative authorities and an employer who fails to contribute may be fined and be ordered to make-up for the missed contributions. The various laws and regulations that govern the employers’ obligation to contribute to the social security funds include PRC Social Insurance Law promulgated by the Standing Committee of the NPC on October 28, 2010 and became effective July 1, 2011; the Interim Regulations on the Collection and Payment of Social Security Funds, which were promulgated by the State Council and became effective on January 22, 1999; the Interim Measures concerning the Maternity Insurance, which were promulgated by the Ministry of Labour on December 14, 1994 and became effective on January 1, 1995; the Regulations on Occupational Injury Insurance, which were promulgated by the State Council on April 27, 2003 and became effective on January 1, 2004 and was amended on December 20, 2010; the Regulations on Management of the Housing Provident Fund, which were promulgated and became effective on April 3, 1999 and was amended on March 24, 2002.

Where the enterprises fail to pay the full amount of the social insurance premiums, the relevant department aforesaid has the authority to check and decide on the amount of social insurance premiums that the enterprises should pay as the supplementary payment. If the enterprises does not pay for the social insurance premiums after the relevant department has charged the full amount of the supplementary payment, the relevant department is authorised to either inquire about the deposit account of such enterprises, or apply to the related department at or above the county level for making the decision of the allocation of social insurance premiums. The relevant department can also inform the bank or other financial institution to execute the allocation by written notice. If the amount of the deposit account is smaller than the amount of social insurance premiums required to pay by the enterprises, the enterprises may provide a security and delay the date to pay the social insurance premiums. If the amount of the deposit account is smaller than the amount of the social insurance premiums needed to pay by the enterprises, and the enterprises fails to provide a security, the relevant department shall apply to the court for the levying, sealing and auctioning of the property of such enterprises.

If the enterprises do not pay the full amount of social insurance premiums as scheduled, the social insurance premium collection institution shall order them to make the payment or make up the difference within a stipulated period and impose a daily fine equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If payment is not made within the stipulated period, the relevant administration department shall impose a fine from one to three times the amount of overdue payment.

Environmental Protection Regulations

In accordance with the Environmental Protection Law of the PRC adopted by the Standing Committee of the NPC on December 26, 1989, which has been amended on April 24, 2014 and will take effect on January 1, 2015, the Administration Supervisory Department of Environmental Protection of the State Council sets the national guidelines for the discharge of pollutants. The provincial and municipal governments of provinces, autonomous regions and municipalities may also set their own guidelines for the discharge of pollutants within their own provinces or districts in the event that the national guidelines are inadequate.

A company or enterprise which causes environmental pollution and discharges other polluting materials which endanger the public should implement environmental protection methods and procedures into their business operations. This may be achieved by setting up a system of accountability within the company’s business structure for environmental protection; adopting effective procedures to prevent environmental hazards such as waste gases, water and residues, dust powder, radioactive materials and noise arising from production, construction and other activities from polluting and endangering the environment. The environmental protection system and procedures should be implemented simultaneously with the commencement of and during the operation of construction, production and other activities undertaken by the company. Any company or enterprise which discharges environmental pollutants should report and register such discharge with the Administration Supervisory Department of Environmental Protection and pay any fines imposed for the discharge. A fee may also be imposed on the company for the cost of any work required to restore the environment to its original state. Companies which have cause severe pollution to the environment are required to restore the environment or remedy the effects of the pollution within a prescribed time limit.

If a company fails to report and/or register the environmental pollution caused by it, it will receive a warning or be penalized. Companies which fail to restore the environment or remedy the effects of the pollution within the prescribed time will be penalized or have their business licences terminated. Companies or enterprises which have polluted and endangered the environment must bear the responsibility for remedying the danger and effects of the pollution, as well as to compensate the any losses or damages suffered as a result of such environmental pollution.

Governmental Regulations in Relation to the Company’s Businesses

Pursuant to the Implementation Measures for Work Safety Licenses of Enterprises Producing Hazardous Chemicals (“Measures of Producing Hazardous Chemicals”) promulgated by State Administration of Work Safety on August 5, 2011 which took effect on December 1, 2011, where an enterprise is established in accordance with relevant laws and has obtained the industrial and commercial business licenses or industrial and commercial approval documents for engaging in the production of end products or intermediate products that are included in the Catalogue of Hazardous Chemicals, the enterprise shall obtain the work safety licenses for hazardous chemicals in accordance with the provisions of Measures of Producing Hazardous Chemicals. The enterprise that has not obtained the work safety licenses shall not engage in the production activities of hazardous chemicals.

Save as otherwise disclosed, Delta is not subject to any special legislation or regulatory controls in the PRC other than those generally applicable to companies and businesses in the PRC, which will have a material effect on its business operations. Changes in the PRC governmental rules and regulations will have a significant impact on its business, and Foreign exchange control and tax policies in the PRC may limit its ability to utilize its revenue effectively and affect its ability to receive dividends and other payments from its subsidiary in the PRC.

Please also refer to the Section “Risk Factors – Risks Relating to Doing Business in the PRC” of this report for details on the applicable PRC laws and regulations.

Licenses, Permits and Approvals

As of the date of this report, Delta has obtained all material licenses, permits and approvals from the relevant government authorities for its business operations in the PRC, and have complied with all relevant PRC environmental laws and regulations, and have not been fined under any related PRC environmental laws or regulations. Please see the table below for the material licenses, permits and approvals that Delta received as of the date of this report:

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Jiangsu Delta	Registration Certificate for Using Hazardous Chemicals	321110234	June 23, 2014 to June 22, 2017	Jiangsu Province Administration of Work Safety Chemical Registration Centre
Jiangsu Delta	Trading Licence for Hazardous Chemicals	Su Zhen An Jing (Yi) Zi 2012001347	January 5, 2012 to January 4, 2015	Administration of Work Safety of Zhenjiang City
Jiangsu Delta	Record Keeping Certificate of Non-Pharmaceutical Precursor Chemical Production	(Su) 3S32111200031	May 23, 2014 to April 27, 2017	Administration of Work Safety of Zhenjiang City
Jiangsu Delta	Record Keeping Certificate of Class 2 and Class 3 Precursor Chemical Purchase	[2014] Certificate No. 102888	To November 28, 2014	Police Station of Jiangsu Zhenjiang, Dantu Bureau
Jiangsu Delta	Approval of Purchasing Highly Toxic Chemical	(Zhenjiang) Gong Ju Zhun Guo Zi [2014] No. 01962	One-time approval and valid for 15 days.	Zhenjiang Police Station
Jiangsu Delta	Pollutant Discharge Permit	Zhen Tu Huan No. 3211212012062	20 October 2012 to October 19, 2015	Environment Protection Agency of Dantu District, Zhenjiang City
Jiangsu Delta	Business License	321100400012550	June 15, 2007 to June 14, 2027	Administration of Industry and Commerce of Zhenjiang, Jiangsu Province
Jiangsu Delta	Work Safety License	(Su) WH An Xu Zheng Zi [L00230]	April 28, 2014 to April 27, 2017	Administration of Work Safety of Jiangsu Province
Jiangsu Delta	Financial Registration Certificate for Foreign-invested Enterprises	No.3211210203	June 15, 2007 to June 14, 2027	Local Financial Bureau of Dantu District, Zhenjiang City

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Jiangsu Delta	Organization Code Certificate	No.66274328-4	June 15, 2011 to June 14, 2015	Jiangsu Zhenjiang Administration of Quality Supervision, Inspection and Quarantine
Jiangsu Delta	Tax Registration Certificate	Zhen Guo Shui Tu Deng Zi 321121662743284	N.A. (Note: issued on 19 January 2009)	National Tax Bureau of Zhenjiang, Jiangsu Province and Local Tax Bureau of Dantu, Zhenjiang
Jiangsu Delta	Tax Registration Certificate	Su Di Shui Zi No.321181796133836	N.A. (Note: issued on 19 January 2009)	National Tax Bureau of Danyang, Jiangsu Province and Local Tax Bureau of Danyang
Jiangsu Delta	Approval Certificate for Establishment of Enterprises with Investment of Taiwan, Hong Kong, Macao and Overseas Chinese in the PRC	Shang Wai Zi Su Fu Zi [2007] NO.73674	N.A. (Note: issued on 6 June 2014)	People’s Government of Jiangsu Province
Jiangsu Delta	Foreign Exchange Registration Card	No.00085568	[N.A.]	State Foreign Exchange Administration
Jiangsu Delta	Bank Account Permit	No. J3140002471102	N.A. (Note: issued on July 16, 2008)	People’s Bank of China, Zhenjiang Branch
Jiangsu Delta	Social Insurance Registration Certificate	She Xian Su Zi No.32112115000942	June 23, 2010 to June 22, 2015	Social Labour Insurance Fund Management Centre, Dantu District, Zhenjiang City
Jiangsu Delta	Environmental Management System Certificate	N.A.	July 6, 2012 to July 5, 2015	China Certification Centre Inc.
Jiangsu Zhengxin R&D	Business License	321181400006540	April 20, 2010 to April 19, 2061	Administration of Industry and Commerce of Dayang, Zhenjiang
Jiangsu Zhengxin R&D	Organization Code Certificate	No.57261313-6	September 24, 2012 to September 23, 2016	Zhenjiang Danyang Administration of Quality Supervision, Inspection and Quarantine
Jiangsu Zhengxin R&D	Tax Registration Certificate	Zhen Guo Shui Dan Deng Zi 321181572613136	N.A. (Note: issued on December 7, 2012)	State Tax Bureau of Danyang, Jiangsu Province and Local Tax Bureau of Danyang, Jiangsu Province
Jiangsu Zhengxin R&D	Financial Registration Certificate for Foreign-invested Enterprises	No.321181572613136	April 20, 2011 to April 18, 2061	Local Financial Bureau of Danyang City
Jiangsu Zhengxin R&D	Bank Account Permit	No. J3141002596303	N.A. (Note: issued on December 25, 2012)	People’s Bank of China, Dayang Branch
Jiangsu Zhengxin R&D	Certificate of Statistic Registration	Dan Tong Deng Zi No. 32118120112278	N.A. (Note: issued on December 19, 2012)	Danyang Statistic Bureau
Jiangsu Logistic	Business License	321121000087016	December 17, 2013 to Long	Administration of Industry and Commerce of Dantu, Zhenjiang
Jiangsu Logistic	Road transportation operation Certificate	Su Jiao Yun Guan Xu Ke Zhen Zi No. 321112303680	May 21, 2014 to December 11, 2017	Zhenjiang Administration of Transportation and Management
Jiangsu Logistic	Organization Code Certificate	No. 08692663-9	December 17, 2013 to December 16, 2017	Zhenjiang Dantu Administration of Quality Supervision, Inspection and Quarantine
Jiangsu Logistic	Tax Registration Certificate	Zhen Guo Shui Deng Zi 321121086926639	N.A. (Note: issued on June 12, 2014)	State Tax Bureau of Dantu, Zhenjiang city, Jiangsu Province and Local Tax Bureau of Dan, Zhenjiang city

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Binhai Deda	Business license	320922000222858	June 8, 2013 to June 7, 2043	Administration of Industry and Commerce of Binhai, Yanhai
Binhai Deda	Trading Licence for Hazardous Chemicals	Su (Yan) An Jing Zi (Bin) 000011	June 7, 2013 to June 6, 2016	Administration of Work Safety of Binhai
Binhai Deda	Bank Account Permit	No. J3112001078201	N.A. (Note: issued on June 19, 2013)	People’s Bank of China, Binhai Branch
Binhai Deda	Organization Code Certificate	No. 07101823-2	June 8, 2013 to June 7, 2017	Yancheng Binhai Administration of Quality Supervision, Inspection and Quarantine

Properties

Delta currently owns the following land use rights in the PRC:

Owner	Location	Certificate of State- owned Land Use Right No.	Tenure	Approximate Gross Floor Area (sqm)	Use of Property
Jiangsu Delta	Chenfeng Village, Gaozi Town, Dantu District, Zhenjiang	Zhen Tu Guo Yong (2008) No.199 (1)	October 19, 2008 to July 29, 2058	53,369	Industrial
Jiangsu Delta	Chenfeng Village, Gaozi Town, Dantu District, Zhenjiang	Zhen Tu Guo Yong (2011) No.1037 (2)	August 1, 2011 to August 31, 2060	26,023	Industrial
Jiangsu Zhengxin R&D	North of Development Zone Road, South of Hu Ning Expressway	Dan Guo Yong (2013) No. 00598 (3)	January 16, 2013 to January 7, 2053	9,934.5	Commercial

Notes:

(1)	This land use right has been mortgaged to the Industrial and Commercial Bank of China, Zhenjiang Branch. The period of the mortgage is two years commencing from November 24, 2008 and ending on December 31, 2010. During the term of the mortgage, Delta’s rights to transfer, lease, mortgage or otherwise dispose of this land use right shall be subject to the prior written approval of the relevant bank. Jiangsu Delta has duly paid off the loan in time.

(2)	The land use right has been mortgaged to the Construction Bank of China, Zhenjiang Branch. The period of the mortgage is three years commencing from April 16, 2012 and ending on April 16, 2015. During the term of the mortgage, its rights to transfer, lease, mortgage or otherwise dispose of this land use right shall be subject to the prior written approval of the relevant bank.

(3)	There are no mortgages or outstanding encumbrances on the land use right.

Delta currently owns and possesses the Building Ownership Certificates for the following buildings in the PRC:

Location	Certificate of Real Estate Ownership No.	Approximate Gross Floor Area (sq m)	Use of Property
Building 3 No. 1 Fine Chemical Park Gaozi Zhen Dantu Ecnomic and Development Zone Zhenjiang City (1)	Zhen Fang Quan Zheng Zi No. 1201007277100110	1,140.9	Industrial
North of Development Zone Road, South of Hu Ning Expressway	Dan Fang Quan Zheng Kai Fa Qu Zi No. 02032188	12,119.44	Research and Development

Note:

(1) This property has been mortgaged to the Industrial and Commercial Bank of China, Zhenjiang Branch. The period of the mortgage is one year commencing from June 20, 2014 and ending on June 19, 2015. During the term of the mortgage, Delta’s rights to transfer, lease, mortgage or otherwise dispose of this property shall be subject to the prior written approval of the relevant bank.

As of the date of this report, Delta does not lease any properties.

Delta believes there are no regulatory requirements or environmental issues that may materially affect its utilization of the above properties and fixed assets, all of which are located in the PRC.

C. Organizational Structure

The chart below presents our corporate structure as of the date of this report.

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described “Item 4. A.- Information on the Company.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DELTA

Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," anticipates," "projects," "expects," "may," "will," or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Overview

Delta is a fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals.

Delta collaborates with reputable universities, such as the East China Normal University in order to secure its position as a market leader. Delta also closely monitors the market for development, trends and technological innovations and solicit customer feedback so as to keep abreast with market demands and industrial development.

As at the date of this report, Delta has a diversified clientele with more than 380 customers based either in domestic or overseas market. Approximately 90% of its sales are to its domestic customers based in Jiangsu Province, Anhui Province, Zhejiang Province, Hubei Province, Guangdong Province and Chongqing Metropolitan, and the rest of its products are exported via agents or trading companies to countries outside the PRC which include but not limited to India, Brazil, Japan, European Union member countries and America.

This discussion and analysis focuses on the business results, comparing results of operations for the fiscal year ended June 30, 2014, 2013 and 2012, respectively.

The fiscal year ended June 30, 2013 and June 30, 2012

Results of Operations

In the fiscal year ended June 30, 2013, Delta’s revenue and net income had an increase as compared with the fiscal year ended June 30, 2012.

The following table summarizes the results of Delta’s operations during the fiscal year ended June 30, 2013 and 2012, respectively, and provides information regarding the dollar and percentage increase (or decrease) from the fiscal year ended June 30, 2013 and 2012.

	The Fiscal Year Ended June 30,
	2013	2012	Change	Change rate
Revenue	$124,218,213	$95,627,051	$28,591,162	29.90%
Cost of Sales	$99,733,216	$69,686,610	$30,046,606	43.12%
Gross Profit	$24,484,997	$25,940,441	$(1,455,444)	(5.61)%
Gross Margin	19.71%	27.13%	-	(7.42)%
Operating Expenses	$6,642,383	$6,852,066	$(209,683)	(3.06)%
Operating Income	$17,842,614	$19,088,375	$(1,245,761)	(6.53)%
Operating Margin	14.36%	19.96%	-	(5.60)%
Change in fair value of convertible bonds	$(37,000)	$(2,440,283)	$2,403,283	(98.48)%
Net Income	$11,705,736	$10,471,574	$1,234,162	11.79%
Net Profit Margin	9.42%	10.95%	-	1.53%

Revenue

Revenue for the fiscal year ended June 30, 2013, was $124,218,213, an increase of 29.90% as compared with revenues of $95,627,051 for the fiscal year ended June 30, 2012. In the fiscal year ended June 30, 2013, we sold 21,486 tons of unsaturated polyester resin (“UPR”), an increase of 8.82% as compared with 19,745 tons of UPR in the fiscal year ended June 30, 2012. In the fiscal year ended June 30, 2013, we sold 37,501 tons of p(o)-chlorotoluene (“PCT/OCT”), an increase of 4.34% as compared with 35,941 tons in the fiscal year ended June 30, 2012. The increase was due primarily to a rise in demand. We launched Supply Chain Management (“SCM”) business in the fiscal year ended June 30, 2012.

The following table is a breakdown of the revenue based on different segments/products.

	The Fiscal Year Ended June 30,
	2013		2012
	sales	% of total sales	sales	% of total sales
UPR	40,428,366	32.55%	33,800,939	35.35%
PCT/OCT	72,398,974	58.28%	61,690,363	64.51%
Delta SCM	11,390,873	9.17%	135,749	0.14%
Total net revenue	$124,218,213	100.00%	$95,627,051	100.00%

Gross Profit

Gross profit decreased by 5.61% to $24,484,997 for the fiscal year ended June 30, 2013, as compared with $25,940,441 for the fiscal year ended June 30, 2012. The gross margin decreased by 7.42% from 27.13% for the fiscal year ended June 30, 2012 to 19.71% for the same period of 2013, mainly due to the loss from sales in the SCM.

The table below presents information about our gross profit for the periods indicated:

	The Fiscal Year Ended June 30,
	2013		2012
	US$	Gross margin	US$	Gross margin
Gross Profit	$24,484,997	19.71%	25,940,441	27.13%

Operating Income

Operating income was $17,842,614 for the fiscal year ended June 30, 2013, representing a 6.53% decrease as compared with $19,088,375 for the fiscal year ended June 30, 2012. The operating margin decreased by 5.60% from 19.96% for the fiscal year ended June 30, 2012 to 14.36% for the fiscal year ended June 30, 2013. In particular, the SCM gross loss margin was 5.53% for the fiscal year ended June 30, 2013. The decrease in operating margin mainly was due to a sale volume increase of 8,183% in the SCM for the fiscal year ended June 30, 2013 as compared with the fiscal year ended June 30, 2012.

Cost of Sales

Cost of sales was $99,733,216 for the fiscal year ended June 30, 2013, representing a 43.12% increase as compared with $69,686,610 for the same period of 2012. The increase in cost of sales was due to sales growth.

The table below presents information about our cost of sales for the periods indicated:

	The Fiscal Year Ended June 30,
	2013	2012	Change
Cost of sales	$99,733,216	$69,686,610	43.12%

Operating Expenses

Operating expenses were $6,642,383 for the fiscal year ended June 30, 2013, representing a 3.06% decrease as compared with $6,852,066 for the fiscal year ended June 30, 2012. The decreased was primarily due to two factors: (i) a decrease in selling expenses of 2.79% to $2,374,609 for the fiscal year ended June 30, 2013 from $2,442,753 for the fiscal year ended June 30, 2012 because of reduced sales promotional efforts while market demand was naturally strong, and (ii) a decrease in general and administration expenses of 3.21% to $4,267,774 for the fiscal year ended June 30, 2013 from $4,409,313 for the fiscal year ended June 30, 2012, mainly due to the decrease in entertainment expenses to $195,314 for the fiscal year ended June 30, 2013 from $338,560 for the fiscal year ended June 30, 2012.

The table below presents information about our operating expenses for the periods indicated:

	The Fiscal Year Ended June 30,
	2013	2012	Change
Selling expenses	$2,374,609	$2,442,753	(2.79)%
General & Administrative expenses	$4,267,774	$4,409,313	(3.21)%
Total operating expenses	$6,642,383	$6,852,066	(3.06)%

Change in fair value of convertible bonds

Change in fair value of convertible bonds was $37,000 for the fiscal year ended June 30, 2013. This is recorded as a non-cash loss, which resulted from the change in fair value of convertible bonds issued pursuant to a series of securities purchase agreements dated January 31, 2011, May 16, 2011 and June 30, 2011 with certain investment funds, pursuant to which Delta has issued certain bonds for an aggregate principal amount of $18,000,000.

Net Income

Net income was $11,705,736 for the fiscal year ended June 30, 2013, an increase of 11.79% as compared with $10,471,574 for the fiscal year ended June 30, 2012. The increase in net income for the fiscal year ended June 30, 2013 was mainly due to increase in revenue and decrease in operating expenses as compared with the fiscal year ended June 30, 2012.

The net profit margin decreased by 1.53% from 10.95% for the fiscal year ended June 30, 2012 to 9.42% for the fiscal year ended June 30, 2013. In particular, the SCM segment had a gross loss margin of 5.79% for the fiscal year ended June 30, 2013 which partially offset the other products’ gross margin.

Earnings per Share

Basic and diluted loss per share for the fiscal year ended June 30, 2013 were $0.29 and $0.20 compared with loss per share of $0.26 and $0.22 for the same period of 2012. The weighted average number of shares outstanding to calculate basic earnings per share (“EPS”) was 40,000,000 and 40,000,000 for the fiscal year ended June 30, 2013 and 2012, respectively. The weighted average number of shares outstanding to calculate diluted EPS was 58,191,973 and 58,191,973 for the fiscal year ended June 30, 2013 and 2012.

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures principally through private placements of debt and equity offerings and cash provided by operations.

The table below presents information about our cash flow for the periods indicated:

	The fiscal year ended June 30,
	2013	2012	Change
Net cash provided by (used in) operating activities	$(23,824,136)	$15,146,795	(257.29)%
Net cash provided by (used in) investing activities	$(20,535,030)	$(12,592,504)	63.07%
Net cash provided by (used in) financing activities	$41,358,173	$(2,209,912)	(1,971.49)%
Effect of foreign currency translation on cash and cash equivalents	$(107,099)	$151,778	(170.56)%
Beginning cash and cash equivalent	$7,054,228	$6,558,071	(7.57)%
Ending cash and cash equivalent	$3,946,136	$7,054,228	(44.06)%

Operating Activities

For the fiscal year ended June 30, 2013, net cash used in operating activities was $23,824,136. This was primarily attributable to our net income of $11,705,736, adjusted by an add-back of non-cash charges mainly consisting of depreciation, amortization, change in fair value of convertible bonds, written off of goodwill and allowance for doubtful accounts of $4,055,295, $39,927, $37,000, $71,638 and $411,211, respectively, and non-cash gain from deferred income taxes accounts of $94,179, offset by a $40,050,764 decrease in working capital. Specifically, the decrease in working capital was primarily due to: (i) a $20,408,647 trade and other receivables increase driven by customers payment; (ii) a $3,953,649 increase in inventories, principally of finished goods; partially offset by a $16,707,725 decrease in trade and other payables, a $947,128 increase advance from customers deposit, and a $72,129 increase in income tax payables.

Investing Activities

For the fiscal year ended June 30, 2013, net cash used in investing activities was $20,535,030. This was primarily attributable to: (i) a $17,225,856 capital expenditure for purchase of new plant and equipment, (ii) a $2,784,957 capital expenditure for purchase of new land use rights, and a $524,217 capital expenditure for purchase of a new company, Jiangsu Zhengxin New Material Research and Development Co., Ltd.

Financing Activities

For the fiscal year ended June 30, 2013, net cash provided by financing activities were $41,358,173, primarily attributable to: (i) a $74,017,122 short-term bank loan borrowing, (ii) a $49,884,676 repayment of bank borrowings, and a $17,225,727 change in restricted cash.

The fiscal year ended June 30, 2014 and June 30, 2013

Results of Operations

In the fiscal year ended June 30, 2014, revenue and net income had an increase as compared with the fiscal year ended June 30, 2013. Delta’s net profit margin was driven down by 5.53% by the rapid growth of sale in the SCM which has the lowest margin among the products for the fiscal year ended June 30, 2014.

The following table summarizes the results of our operations during the fiscal year ended June 30, 2014 and 2013, respectively, and provides information regarding the dollar and percentage increase (or decrease) from the fiscal year ended June 30, 2014 and 2013.

	The Fiscal Year Ended June 30,
	2014	2013	Change	Change rate
Net Revenue	$175,327,717	$124,218,213	$51,109,504	41.14%
Cost of Sales	$157,904,729	$99,733,216	$58,171,513	58.33%
Gross Profit	$17,422,988	$24,484,997	$(7,062,009)	(28.84)%
Gross Margin	9.94%	19.71%	-	(9.77)%
Operating Expenses	$5,788,048	$6,642,383	$(854,335)	(12.86)%
Operating Income	$11,634,940	$17,842,614	$(6,207,674)	(34.79)%
Operating Margin	6.64%	14.36%	-	(7.73)%
Change in fair value of convertible bonds	$(156,199)	$(37,000)	$(119,199)	322.16%
Net Income	$6,828,308	$11,705,736	(4,877,428)	(40.65)%
Net Profit Margin	3.89%	9.42%	-	5.53%

Revenue

Revenue for the fiscal year ended June 30, 2014 was $175,327,717, an increase of 41.14% as compared with revenue of $124,218,213 for the fiscal year ended June 30, 2013. In the fiscal year ended June 30, 2014, we sold 30,014 tons of UPR, an increase of 39.69% as compared with 21,486 tons of UPR in the fiscal year ended June 30, 2013. In the fiscal year ended June 30, 2014, we sold 38,285 tons of PCT/OCT, an increase of 2.09% as compared with 37,501 tons in the fiscal year ended June 30, 2013. The increase was due primarily to increased demand in our products that is satisfied by outsourcing. In the fiscal year ended June 30, 2014, Delta sold 39,736 tons of chemicals in the SCM segment, an increase of 385.99% as compared with 8,176 tons in the fiscal year ended June 30, 2013. The increase in the sales in SCM segment was due primarily to the adjustment in operating strategy to enter the logistics business.

The following table breaks down application categories as percentage of total net revenue:

	The Fiscal Year Ended June 30,
	2014		2013
	sales	% of total sales	sales	% of total sales
UPR	56,230,919	32.07%	40,428,366	32.55%
PCT/OCT	67,634,632	38.58%	72,398,974	58.28%
SCM	51,462,166	29.35%	11,390,873	9.17%
Total revenue	$175,327,717	100.00%	$124,218,213	100.00%

Gross Profit

Gross profit decreased 28.84% to $17,422,988 for the fiscal year ended June 30, 2014, as compared with $24,484,997 for the fiscal year ended June 30, 2013. The gross margin decreased by 9.77% from 19.71% for the fiscal year ended June 30, 2013 to 9.94% for the same period of 2014, mainly because the SCM had a gross loss margin of 1.17% in the fiscal year ended June 30, 2014.

The table below presents information about our gross profit for the periods indicated:

	The Fiscal Year Ended June 30,
	2014		2013
	US$	Gross profit margin	US$	Gross profit margin
Gross Profit	$17,422,988	9.94%	24,484,997	19.71%

Operating Income

Operating income was $11,634,940 for the fiscal year ended June 30, 2014, representing a 34.79% decrease as compared with $17,842,614 for the fiscal year ended June 30, 2013. The operating margin decreased by 7.73% from 14.36% for the fiscal year ended June 30, 2013 to 6.64% for the fiscal year ended June 30, 2014. The decrease in gross margin mainly due to a sale volume increase of 321.58% in SCM which had a gross loss margin of 5.79% for the fiscal year ended June 30, 2014 as compared with the fiscal year ended June 30, 2013.

Cost of Sales

Cost of sales was $157,904,729 for the fiscal year ended June 30, 2014, representing a 58.33% increase as compared with $99,733,216 for the same period of 2013. The increase in cost of sales was due to sales growth.

The table below presents information about our cost of sales for the periods indicated:

	The Fiscal Year Ended June 30,
	2014	2013	Change
Cost of sales	$157,904,729	$99,733,216	58.33%

Operating Expenses

Operating expenses were $5,788,048 for the fiscal year ended June 30, 2014, representing a 12.86% decrease as compared with $6,642,383 for the fiscal year ended June 30, 2013. The decrease was primarily due to two factors: (i) a decrease in selling expenses of 2.89% to $2,306,021 for the fiscal year ended June 30, 2014 from $2,374,609 for the fiscal year ended June 30, 2013 because of reduced sales promotional efforts while market demand was naturally strong, and (ii) a decrease in general and administration expenses of 18.41% to $3,482,027 for the fiscal year ended June 30, 2014 from $4,267,774 for the fiscal year ended June 30, 2013, mainly due to the decrease in entertainment expenses to $147,897 for the fiscal year ended June 30, 2014 from $195,341 for the fiscal year ended June 30, 2013.

The table below presents information about our operating expenses for the periods indicated:

	The Fiscal Year Ended June 30,
	2014	2013	Change
Selling expenses	$2,306,021	$2,374,609	(2.89)%
General & Administrative expenses	$3,482,027	$4,267,774	(18.41)%
Total operating expenses	$5,788,048	$6,642,383	(12.86)%

Change in fair value of convertible bonds

Change in fair value of convertible bonds was $156,199 for the fiscal year ended June 30, 2014. This is recorded as a non-cash loss, which resulted from the change in fair value of convertible bonds issued pursuant to a series of securities purchase agreements dated January 31, 2011, May 16, 2011 and June 30, 2011 with certain investment funds, pursuant to which Delta has issued certain bonds for an aggregate principal amount of $18,000,000.

Net Income

Net income was $6,828,308 for the fiscal year ended June 30, 2014, a decrease of 40.52% as compared with $11,705,736 for the fiscal year ended June 30, 2013. The decrease in net income in the fiscal year ended June 30, 2014 was mainly due to a substantial increase in cost of sales as compared with the fiscal year ended June 30, 2013.

The net profit margin down 5.53% from 9.42% for the fiscal year ended June 30, 2013 to 3.89% for the fiscal year ended June 30, 2014. Specifically, the UPR and PCT/OCT’s gross profit margin offset by the raw material gross loss margin account of 5.79% for the fiscal year ended June 30, 2014. The decrease in gross margin mainly due to a sales increase of 321.58% in raw material for the fiscal year ended June 30, 2014 as compare with the fiscal year ended June 30, 2013.

Earnings per Share

Basic and diluted loss per share for the fiscal year ended June 30, 2014 were $0.17 and $0.12 compared with loss per share $0.29 and $0.20 for the same period of 2013. The weighted average number of shares outstanding to calculate basic EPS was 40,000,000 and 40,000,000 for the fiscal year ended June 30, 2014 and 2013, respectively. The weighted average number of shares outstanding to calculate diluted EPS was 58,191,973 and 58,191,973 for the fiscal year ended June 30, 2014 and 2013.

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures principally through debt and equity offerings and cash provided by operations.

The table below presents information about our cash flow for the periods indicated:

	The fiscal year ended June 30,
	2014	2013	Change
Net cash provided by (used in) operating activities	$3,865,600	$(23,824,136)	(116.21)%
Net cash provided by (used in) investing activities	$(24,076,576)	$(20,535,030)	17.25%
Net cash provided by (used in) financing activities	$25,303,850	$41,358,173	(38.82)%
Effect of foreign currency translation on cash and cash equivalents	$6,941	$(107,099)	(106.48)%
Beginning cash and cash equivalent	$3,946,135	$7,054,228	(44.06)%
Ending cash and cash equivalent	$9,045,950	$3,946,136	(129.24)%

Operating Activities

For the fiscal year ended June 30, 2014, net cash provided by operating activities was $3,865,600. This was primarily attributable to our net income of $6,828,308, adjusted by an add-back of non-cash charges mainly consisting of depreciation, amortization, change in fair value of convertible bonds, deferred income taxes and allowance for doubtful accounts of $4,816,403, $41,600, $156,199, $822,200 and $177,179, respectively, and non-cash gain from disposals of property accounts of $113,953, offset by a $88,623,336 decrease in working capital. Specifically, the decrease in working capital was primarily due to: (i) a $16,343,386 trade and other receivables increase driven by customers payment; (ii) a $191,049 increase in inventories, principally of raw material; partially offset by a $8,428,337 increase in trade and other payables, a $665,038 decrease advance from customers deposit, and a $91,200 decrease in income tax payables.

Investing Activities

For the fiscal year ended June 30, 2014, net cash used in investing activities was $24,076,576. This was primarily attributable to: (i) a $23,957,404 capital expenditure for purchase of new plant and equipment, (ii) a $478,184 capital expenditure for purchase of new land use rights, and (iii) a $359,012 gain for disposals of property and equipment.

Financing Activities

For the fiscal year ended June 30, 2014, net cash provided by financing activities were $25,303,850, primarily attributable to: (i) a $129,232,006 short-term bank loan borrowing, (ii) a $108,797,261 repayment of bank borrowings, (iii) a $2,011,673 change in restricted cash, and (iv) a $2,857,432 due to a shareholder.

Cash and Cash Equivalents

Our cash and cash equivalents as at July 1, 2013, were $3,946,135 and increased to $9,045,950 by June 30, 2014. The increase was mainly due to increase in net cash provided by operating activities and financing activities.

In future periods, we believe that our existing cash, cash equivalents and cash flows from operations, combined with cash availability under our revolving credit facility, will be insufficient to meet our presently anticipated future cash needs for at least the next year. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Trade Receivables, net

Trade receivables, net were $53,318,673 as of June 30, 2014, representing a 4.05% increase as compared with $51,242,793 as of June 30, 2013. This increase in trade receivables was primarily attributable to increase in sales.

Inventory

Inventory consists of raw materials, finished goods. As of June 30, 2014, the recorded value of our inventory increased 1.88% to $14,062,567 from $13,803,489 as of June 30, 2013. This increase is mainly due to an increase of 34.44% in raw material from $6,202,218 as of June 30, 2013 to $8,338,302 as of June 30, 2014 partially offset by a decrease of 24.69% in finished goods from $7,601,271 as of June 30, 2013 to $5,724,265 as of June 30, 2014. The increase in raw material was primarily to meet the production demand.

The following table presents information about our inventory for the periods indicated:

	June 30,2014	June 30,2013	Change
Raw material	$8,338,302	$6,202,218	34.44%
Finished goods	$5,724,265	$7,601,271	(24.69)%
Total inventory	$14,062,567	$13,803,489	1.88%

Accounts payable

Accounts payable were $1,760,310 as of June 30, 2014, an increase of 2.46 % from $1,718,125 as of June 30, 2013. The increase was primarily attributable to a larger purchase volume.

Obligations under Material Contracts

There was no material contractual obligation as of June 30, 2014.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, and its wholly-owned subsidiaries. All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

The Company operates in one business and geographical segment of manufacturing and sales of organic compounds in the PRC. ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Given the economic characteristics of the similar nature of the products sold, the type of customer and the method of distribution, the Company operates as one reportable segment as defined by ASC 280, Segment Reporting.

Foreign Currency Translation

The Company’s financial statements are presented in the U.S. dollar ($), which is the Company’s reporting currency and functional currency. The Company’s subsidiaries in the PRC use Renminbi (“RMB”) as their functional currencies. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC 830, Foreign Currency Matters, the Company translated the assets and liabilities into US $ using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income.

Revenue Recognition

Revenue principally represents organic compound sale revenue. Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities and is recorded net of value added tax (“VAT”). Consistent with the criteria of ASC 605 “Revenue Recognition” (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from the sale of goods is recognized upon delivery when the significant risks and rewards of ownership of goods have transferred t the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased and the coasts incurred or to be incurred in respect of the transaction can be measured reliably.

Interest income is recognized on a time-proportion basis using the effective interest method.

Borrowing Costs

Borrowing costs are recognised in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalised by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2014, 2013 and 2012 were capitalized at a rate of 7.11%, 7.17% and 7.63% respectively.

Leases

The Company accounts for its leases under the provisions of ASC 840, Leases. Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease payments exceeds the amount of straight-line rent expense. Rent holidays and tenant improvement allowances for store remodels are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised.

Restricted Cash

Restricted cash are cash deposited in fixed deposit accounts maintained in the PRC and Hong Kong for the purpose of securing bank borrowings.

Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment.

We did not have any off-balance sheet arrangements as of June 30, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CIS

Forward Looking Statements

All statements other than statements of historical fact included in this Form 20-F including, without limitation, statements under “ Management’s Discussion and Analysis of Financial Condition and Results of Operations ” regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward looking statements. When used in this Form 20-F, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management, identify forward looking statements. Such forward looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those contemplated by the forward looking statements as a result of the risk factors and other factors detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in Part I, Item 3, of our Form 20-F for the year ended October 31, 2013 filed with the SEC on March 17, 2014. All subsequent written or oral forward looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph.

You should also read the following management discussion and analysis (“MD&A”) in conjunction with the unaudited financial statements and related footnotes thereto included in this report and in conjunction with the MD&A and the audited financial statements and related footnotes thereto included in our annual report on Form 20-F for the year ended October 31, 2013 filed with the SEC on March 17, 2014. All capitalized terms in this MD&A that are not defined shall have the meaning ascribed to them in the Notes to the Financial Statements included herewith.

Overview

We were formed on November 28, 2011 under the laws of the British Virgin Islands as an innovated public acquisition company (“IPAC”). The Company was formed to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets (“Acquisition Transaction”). An IPAC is a blank check company that permits the Company to return funds from a trust account to redeeming shareholders after the completion of an Acquisition Transaction. To date, our efforts have been limited to organizational activities and a search for suitable businesses or assets to acquire Status as Emerging Growth Company.

As of April 30, 2014, the Company had not yet commenced operations. All activity through April 30, 2014 relates to the Company’s formation, initial public offering of its securities and the identification and investigation of a suitable operating business or assets with which to complete an Acquisition Transaction.

On June 16, 2014, a Stock Purchase Agreement (the “Red Rock Agreement”) was entered into by and among CIS, Red Rock Holdings Group, LLC, a Delaware Limited Liability company (“Red Rock” or the “Target”), and Foster Jennings, Inc., Red Rock’s sole member (the “Member”). Since the Company entered into the Agreement on June 16, 2014, and filed with the SEC a tender offer on June 23, 2014, the time period for closing the Acquisition Transaction was automatically extended to September 21, 2014. Red Rock defaulted on its obligation under the Red Rock Agreement. On September 16, 2014, CIS terminated the Red Rock Agreement as it did not provide audited financial statements.

On September 16, 2014, a Stock Purchase Agreement (the “Agreement”) was entered into by and among CIS, Delta Advanced Materials Limited, a Hong Kong company (“Delta”) and Elite Ride Limited, a British Virgin Islands company (“Delta’s Parent”) and the Elite Ride Limited Shareholders (“Elite Shareholders”).

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

Results of Operations

Six Months Ended April 30, 2014 and 2013

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

We incurred net losses of $265,132 and $4,068,131, for the six months ended April 30, 2014 and April 30, 2013, respectively. Our net losses for the six months ended April 30, 2014 and April 30, 2013 included (i) legal and professional fees of $234,406 and $23,332, respectively, which were incurred principally in connection with our formation, the pursuit of our Acquisition Transaction and to comply with our public company reporting obligations, (ii) amounts paid to CIS Acquisition Holding Co. Ltd. for office space, administrative services and secretarial support of $45,000 and $30,000, (iii) general and administrative expenses of $38,506 and $26,780 and (iv) a benefit (charge) of $45,000 and ($3,995,000) to record the change in fair value and initial fair value, of the warrant derivative liability for public warrants and the placement warrants (See discussion below).

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

In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company has evaluated these errors, based on an analysis of quantitative and qualitative factors, as to whether they were material to each of the prior reporting periods affected and if amendments of previously filed Reports of Foreign Private Issuer on Form 6-K with the SEC are required. The Company has determined that though quantitatively and qualitatively material to the previously furnished balance sheet dated December 21, 2012 on Form 6-K filed with the SEC on December 28, 2012, the Company believes the recording of the warrants as liability instruments would not have influenced an investor’s decision making process and has determined to record the liability as of April 30, 2013, as opposed to a restatement and reissuance of the previously furnished balance sheet. For the six months ended April 30, 2013, the charge of $3,995,000 for the fair value of the warrant liability represents the effect of the fair value upon issuance of $3,570,000, plus the adjustment to fair value of $425,000 through April 30, 2013.

Year ended October 31, 2013 Compared to the Period November 28, 2011(inception) through October 31, 2012

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

As discussed above, while preparing its balance sheet as of April 30, 2013, the Company identified and corrected an error related to the accounting for the Company’s outstanding warrants. The amount of the error was approximately $3,570,000 as of December 21, 2012.

In accordance with SEC SAB 99 and SAB 108, the Company has evaluated these errors, based on an analysis of quantitative and qualitative factors, as to whether they were material to each of the prior reporting periods affected and if amendments of previously filed Reports of Foreign Private Issuer on Form 6-K with the SEC are required. The Company has determined that though quantitatively and qualitatively material to the previously furnished balance sheet dated December 21, 2012 on Form 6-K filed with the SEC on December 28, 2012 , the Company believes the recording of the warrants as liability instruments would not have influenced an investor’s decision making process and has determined to record the liability in the year ended October 31, 2013, as opposed to a restatement and reissuance of the previously furnished balance sheet. The charge of $3,230,000 to record the fair value of the warrant liability represents the effect of the fair value upon issuance of $3,570,000, net of the adjustment to fair value of $340,000 through October 31, 2013.

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

As of April 30, 2014, we had $12,648 in our operating bank accounts and $41,622,401 in restricted cash and equivalents held in trust to be used for an initial business combination. As of April 30, 2014, we have not withdrawn from the trust account any interest income for our working capital and tax obligations. As of April 30, 2014, $22,401 of the amount on deposit in the trust account represents interest income, which was available to be withdrawn by us as described above. As of September 16, 2014, all of our funds are held in cash.

Until consummation of our initial business combination, we will be using the funds not held in the trust account, plus the interest earned on the trust account balance that may be released to us to fund our working capital requirements, for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination. We believe the funds not held in trust, plus the interest earned on the trust account balance that may be released to us, plus the remaining borrowing capacity under our loan agreement with CIS Acquisition Holding Co. Ltd., will be sufficient to fund our operations through at least September 21, 2014, assuming we have not consummated a business combination during that period of time.

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

Commencing on December 18, 2012 and ending upon the consummation of a business combination or our liquidation, we have agreed to pay to CIS Acquisition Holding Co. Ltd. a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the date of the IPO and ending on the earlier of our consummation of an acquisition transaction or our liquidation. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid. During the six months ended April 30, 2014 and April 30, 2013, the Company has incurred $45,000 and $30,000, respectively, for these office space expenses to CIS Acquisition Holding Co., Ltd.

On March 24, 2014, we entered into an agreement with CIS Acquisition Holding Co. Ltd., under which for one year we may borrow up to $300,000 with no interest. All amounts borrowed under this agreement are due March 23, 2015. On March 25, 2014 and June 11, 2014, we borrowed $30,000 and $120,000 under this borrowing arrangement. As of April 30, 2014 and September 16, 2014, a balance of $30,000 and $150,000, respectively, was outstanding under this loan.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of April 30, 2014.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers immediately following the consummation of the Business Combination are described in this report under the heading “Directors and Executive Officers”.

B. Compensation

Delta

Director Compensation

Delta currently does not pay any compensation to members of its board of directors. Future compensation to be paid to its directors, if any, will be determined in the future.

Executive Compensation

Overview of Executive Compensation

Delta pays annual base salaries to each of Xin Chao, Changguang Wu, Jianmin Xia, Ming Chao, and Hong Yan of approximately RMB367,967, RMB238,907, RMB170,292, RMB29,443, and HK$480,000, respectively, in 2013. We pay annual base salaries to each of Xin Chao, Changguang Wu, Jianmin Xia, Ming Chao, and Hong Yan of RMB368,889 RMB239,829, RMB57,040, RMB117,624, and HK$480,000, respectively, in 2012.

Grants of Plan Based Awards

None of the named executives of Delta currently participates in or have account balances in any plan based award programs. Future bonus plans will be adopted by the board of directors.

Employment Agreements

On June 15, 2007, Delta entered into an employment agreement with Xin Chao pursuant to which Xin Chao agreed to act as its chairman and Chief Executive Officer. The employment agreement does not have a definite term. The employment agreement provides for a base salary of RMB462,000 a year, with performance based bonus.

On June 15, 2007, Delta entered into an employment agreement with Changguang Wu pursuant to which Changguang Wu agreed to act as its general manager. The employment agreement does not have a definite term. The employment agreement provides for a base salary of RMB289,920 a year, with performance based bonus.

On September 1, 2012, Delta entered into an employment agreement with Jianmin Xia pursuant to which Jianmin Xia agreed to act as its general manager. The employment agreement has a term beginning September 1, 2012 and ending December 31, 2017. The employment agreement provides for a base salary of RMB180,000 a year, with performance based bonus.

On October 1, 2012, Delta entered into an employment agreement with Ming Chao pursuant to which Ming Chao agreed to act as its general financial manager. The employment agreement has a term of three years. The employment agreement provides for a base salary of RMB156,000 a year, with performance based bonus.

On May 1, 2012, Delta entered into an employment agreement with Hong Yan pursuant to which Hong Yan agreed to act as its Chief Financial Officer. The employment agreement has a term of three years. The employment agreement provides for a base salary of RMB$480,000 a year, with performance based bonus.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested

As of the date hereof, none of the named executives of Delta have held compensation based options to purchase interests in Delta or other awards with values based on the value of Delta.

Pension Benefits

None of the named executives of Delta currently participates in or has account balances in qualified or nonqualified defined benefit plans sponsored by Delta.

Nonqualified Deferred Compensation

None of the named executives currently participates in or has account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by Delta.

CIS

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

Employment Agreements

On January 10, 2012, we entered into an agreement with Kyle Shostak and CIS Acquisition Holding Co. Ltd., our majority shareholder, pursuant to which we and CIS Acquisition Holding Co. Ltd. agreed that Mr. Shostak shall serve as our Chief Financial Officer, Secretary and a director until the closing of an initial acquisition transaction. We also agreed to sell to Mr. Shostak 110,250 placement warrants immediately prior to the consummation of this offering on the same terms as are offered to CIS Acquisition Holding Co. Ltd. In the event that the over-allotment option granted to the underwriters in this offering is not exercised in full, Mr. Shostak agreed to return for cancellation a pro-rata portion of the Class C Shares he holds immediately prior to the consummation of this offering. Mr. Shostak does not receive any other compensation for services rendered to us, other than reimbursements for business-related expenses incurred in the course of his duties as our officer.

Other than as disclosed above, we have not entered into any employment agreements with our executive officers, and have not made any agreements to provide benefits upon termination of employment.

C. Board Practices

Board Committees

Our Board of Directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee.  Immediately following the transaction contemplated by the Purchase Agreement, the audit committee consists of David Chi-Ping Chow, Richard Liu and George Kaufman. David Chi-Ping Chow is the chair of the audit committee, and our Board of Directors believes that Mr. Chow qualify as “audit committee financial experts”, as such term is defined in the rules of the Securities and Exchange Commission. David Chi-Ping Chow serves as Chair of the Audit Committee.

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

Compensation Committee.  Immediately following the transaction contemplated by the Purchase Agreement, our compensation committee consists of David Chi-Ping Chow, Richard Liu and George Kaufman. The members of the compensation committee do not have any direct or indirect material relationship with us other than as a director. George Kaufman serves as Chair of the Compensation Committee.

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

Governance and Nominating Committee.  Immediately following the transaction contemplated by the Purchase Agreement, our governance and nominating committee consists of David Chi-Ping Chow, Richard Liu and George Kaufman. The members of the governance and nominating committee do not have any direct or indirect material relationship with us other than as a director. Richard Liu serves as Chair of the Governance and Nominating Committee.

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

Director Independence

Our Board of Directors has determined that David Chi-Ping Chow, Richard Liu and George Kaufman qualify as independent directors under the rules of the Nasdaq Marketplace Rules because they are not currently employed by us, and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

D. Employees

As of the closing of the Business Combination, Delta has a total of 309 full-time employees, all of whom are located in Zhenjiang, Jiangsu Province, the PRC. Delta does not experience any significant seasonal fluctuations in its number of employees. The number of temporary employees employed by it during the periods under review was insignificant.

None of Delta’s employees are represented by a union. Delta believes that its relationship with its employees has historically been good and this is expected to continue.

The functional distribution of Delta’s full-time employees as of the date of this report is as follows:

Function	Number
Management	6
Sales and marketing	8
Research and Development	28
Safety and environmental protection	19
Production	24
Procurement	5
New Material	49
Logistics	20
Quality control	13
Administration	35
Production workers	102
Total	309

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 23, 2014, giving effect to the transactions contemplated by the Purchase Agreement:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
•	each of our executive officers and directors; and
•	all our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not include securities underlying warrants or options that are not exercisable within 60 days of September 23, 2014. All shares have identical voting rights.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares(2)
Directors and Executive Officers:
Xin Chao, CEO and Chairman (3)	2,410,200	34.27%
Richard Yan, CFO	27,600	*
David Chi-Ping Chow, Director	0	*
Richard Liu, Director	0	*
Changguang Wu, Director	0	*
George Kaufman, Director	0	*
All directors and executive officers as a group (6 individuals)	2,437,800	34.65%
Five Percent Holders:
CIS Acquisition Holding Ltd. (4)	1,463,250	20.81%
Master Kingdom Holdings Ltd. (3)	2,410,200	34.27%
KIP Growth Capital Fund No. 17 (5)	967,900	13.76%
KPCB China Fund, L.P. (6)	992,200	14.11%

*Less than one percent

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o CIS Acquisition Ltd., 16 Kaifada Road, Danyang, Jiangsu, China.

(2)	Based on 7,033,059 ordinary shares outstanding (excluding 3,500,000 Class A shares subject to redemption and 1,500,000 Class C shares subject to certain net income performance targets). Does not include ordinary shares underlying the warrants underlying the units sold in the IPO and the placement warrants which will not become exercisable within the next 60 days.

(3)	Held through Master Kingdom Holdings Ltd. (“Master Kingdom”). Mr. Xin Chao is the owner of Master Kingdom and as such, is deemed to hold voting and dispositive power of the securities held by Master Kingdom.

(4)	Messrs. Danilitskiy and Vazhnov share voting and dispositive power over the founders’ shares owned by CIS Acquisition Holding Co. Ltd. CIS Acquisition Holding Co. Ltd. is owned by Zelda Finance Ltd. and SPAC Investments Ltd. Anatoly Danilitskiy controls Zelda Finance Ltd. and Taras Vazhnov controls SPAC Investments Ltd. The business address of Zelda Finance Ltd. is Withfield Tower, 3rd floor, 4792 Coney Drive, Belize City, Belize. The mailing address of SPAC Investments Ltd. is FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

(5)

Korean Investment Partners Co., Ltd. (“KIP”), as the general investor of KIP Growth Capital Fund No. 17 (“KIPGCF”), has voting and investment power over securities held by KIPGCF. The address of KIPGCF is 2bfl., Gangnam Finance Center 737 Yeoksam-dong, Gangnam-gu, Seoul, Korea.

(6)	KPCB China Associates, Ltd. is the general manager of KPCB China Fund, L.P. (“KPCB”) and holds voting and dispositive power of the securities held by KPCB. The address for KPCB is P.O. Box 309, GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

As of June 30, 2014, 2013 and 2012, Delta had short-term borrowings from banks which were repayable within one year and charged at interest rates ranging from 3.9% to 8.7%, from 2.5% to 9.0% and from 2.5% to 10.4% per annum, respectively. Such borrowings primarily consist of loans denominated in Renminbi, and U.S. dollars. Bank borrowings are secured over certain bank deposits, certain trade receivables, certain plant and machinery, and certain land use rights. The bank borrowings are guaranteed by a number of unrelated parties, as well as Mr. Changguang Wu for the year ended June 30, 2014 and Mr. Xin Chao, the immediate and ultimate controlling party of Delta for the years ended June 30, 2014, 2013 and 2012.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We are not involved in any other legal proceedings. We have no knowledge of any proceedings pending or threatened against any of our subsidiaries or any facts likely to give rise to any litigation, claims or proceedings which might have a material effect on its financial position or profitability.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our units, shares and warrants have been listed on the NASDAQ Capital Market under the symbols CISAU, CISAA and CISAW, since December 19, 2012. The following tables set forth, for the calendar quarters indicated and through September 23, 2014, the high and low sale prices for our units, shares and warrants, as reported on NASDAQ for the periods presented.

	Units (CISAU)		Shares (CISAA) (1)		Warrants (CISAW) (1)
	High	Low	High	Low	High	Low
Annual Highs and Lows
Fiscal Year Ended October 31, 2012	$-	$-	$-	$-	$-	$-
Fiscal Year Ended October 31, 2013 (1)	$10.44	$10.01	$10.19	$9.90	$1.43	$.12
Quarterly Highs and Lows
2012
Fourth Quarter (Fiscal quarter ended October 31, 2012)	$-	$-	$-	$-	$-	$-
2013
First Quarter (Fiscal quarter ended January 31, 2013)	$10.25	$10.00	$-	$-	$-	$-
Second Quarter (Fiscal quarter ended April 30, 2013) (1)	$10.25	$10.04	$10.09	$10.00	$0.25	$0.12
Third Quarter (Fiscal quarter ended July 31, 2013)	$10.29	$10.07	$10.06	$9.90	$1.43	$0.17
Fourth Quarter (Fiscal quarter ended October 31, 2013)	$10.44	$10.20	$10.19	$9.99	$0.40	$0.31
2014
First Quarter (Fiscal quarter ended January 31, 2014)	$11.05	$10.25	$10.35	$10.00	$0.34	$0.18
Second Quarter (Fiscal quarter ended April 30, 2014)	$10.51	$10.27	$10.35	$10.00	$0.25	$0.20
Third Quarter (Fiscal quarter ended quarter ended July 30, 2014)	$10.67	$10.30	$10.35	$9.81	$0.39	$0.11
Fourth Quarter (Through September 23, 2014)	$10.65	$10.19	$10.50	$10.00	$0.35	$0.12

Monthly Highs and Lows
November 2013	$10.43	$10.35	$10.18	$10.11	$0.34	$0.34
December 2013	$10.39	$10.25	$10.20	$10.01	$0.34	$0.26
January 2014	$11.05	$10.32	$10.35	$10.00	$0.26	$0.18
February 2014	$10.51	$10.27	$10.26	$10.11	$0.25	$0.20
March 2014	$10.65	$10.33	$10.29	$10.16	$0.25	$0.24
April 2014	$10.58	$10.35	$10.30	$10.00	$0.17	$0.17
May 2014	$10.55	$10.35	$10.30	$9.88	$0.39	$0.22
June 2014	$10.67	$10.38	$10.35	$9.81	$0.37	$0.11
July 2014	$10.52	$10.30	$10.28	$10.05	$0.23	$0.15
August 2014	$10.33	$10.19	$10.45	$10.00	$0.18	$0.12
September 2014 (through September 23, 2014)	$10.65	$10.28	$10.50	$10.00	$0.35	$0.12

(1) Such shares and warrants were eligible to begin separately trading on March 18, 2012.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

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

As of October 31, 2013, there were 5,136,000 ordinary shares outstanding (including 3,500,000 ordinary shares subject to redemption). As of September 23, 2014, there were 7,033,059 ordinary shares outstanding (excluding 1,500,000 Class C Shares in escrow that are subject to certain net income targets and after giving effect to the redemption of 3,500,000 Class A Shares).

As of October 31, 2013 and September 23, 2014, we had 4,000,000 public warrants and 4,500,000 CIS Placement Warrants outstanding, as well as a unit purchase option (“UPO”) for the purchase of 280,000 units. Each public warrant entitles the holder to purchase one share of common stock at a price of $10.00. In connection with the Acquisition, the CIS Sponsor amended the 4,500,000 CIS Placement Warrants owned by the CIS Sponsor to provide that such warrants may be redeemed in the event CIS Common Stock trades at a price of $17.50 per share for a period of ten (10) consecutive trading days and that such warrants may not be exercised on a cashless basis. The holder of the UPO is entitled to purchase each unit at a price of $12.00 per unit. Each unit is comprised of one ordinary share and one warrant.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our articles of incorporation and bylaws. The summary does not purport to be a summary of all of the provisions of our articles of incorporation and bylaws. For more complete information you should read our amended and restated articles of incorporation and bylaws, each listed as an exhibit to this report.

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

Our board shall review and approve all payments made to the founders, officers, directors, special advisors, consultants and their respective affiliates, other than the payment of an aggregate of $7,500 per month to CIS Acquisition Holding Co. Ltd., an affiliate of Anatoly Danilitskiy, our former Chairman and Chief Executive Officer, and Taras Vazhnov, our former director, for office space, administrative services and secretarial support, and any Interested Director shall abstain from such review and approval. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid.

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue 155,000,000 shares divided into: (i) 25,000,000 Class A Shares; (ii) 25,000,000 Class B Shares; (iii) 25,000,000 Class C shares; (iv) 75,000,000 ordinary shares; and (v) 5,000,000 preferred shares, each par value $0.0001 per share. As of September 23, 2014,7,033,059 ordinary shares were outstanding (excluding 1,500,000 Class C Shares in escrow that are subject to certain net income targets and after giving effect to the redemption of 3,500,000 Class A Shares). Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

C. Material Contracts

Information concerning our material contracts governing the business of the Company is included elsewhere in this report or in the information incorporated by reference herein.

See the description of the Voting Agreement, the Registration Rights Agreement and the Call Agreement under Item 4. A.

D. Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the BVI. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of Delta ordinary shares. BVI law and Delta’s memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote its ordinary shares.

PRC Exchange Controls

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is convertible into other currencies without prior approval from SAFE only to the extent of current account items, such as trade related receipts and payments, interest and dividends and after complying with certain procedural requirements. The conversion of RMB into other currencies and remittance of the converted foreign currency outside PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office.  Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005. According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. The notice applies retroactively. As a result, PRC residents who have established or acquired control of these SPVs that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (i) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (ii) the overseas funding of the SPV has been completed; (iii) there is a material change in the capital of the SPV. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.

On August 29, 2008, SAFE promulgated Notice 142 which regulates the conversion by a foreign-funded enterprise of foreign currency into RMB by restricting how the converted RMB may be used. Notice 142 requires that RMB funds converted from the foreign currency capital of a foreign-funded enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its supervision over the flow and use of RMB funds converted from the foreign currency capital of a foreign-funded enterprise. The use of such RMB capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay or prepay RMB loans if such loans are outstanding. Violations of Notice 142 will result in severe penalties, such as heavy fines as set out in the relevant foreign exchange control regulations.

E. Taxation

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

With respect to non-corporate U.S. Holders, dividends on our shares may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “—Taxation on the Disposition of Securities” below) provided that (1) such shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for such shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such shares redeemed by us. Under published IRS authority, our shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our callable Class A Shares are currently listed and traded on the NASDAQ Capital Market, we cannot guarantee that our shares will continue to be listed on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our shares.

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

F. Dividends and Paying Agents

Changes in the PRC governmental rules and regulations will have a significant impact on our business, and Foreign exchange control and tax policies in the PRC may limit our ability to utilize our revenue effectively and affect our ability to receive dividends and other payments from our subsidiaries in the PRC.

The Foreign Enterprise Law provides that after payment of taxes, a wholly foreign-owned enterprise (“WFOE”) must make contributions to a reserve fund and at least 10% of the after-tax profits must be allocated to the reserve fund. If the accumulative amount of allocated reserve funds reaches 50% of an enterprise’s registered capital, the WFOE will not be required to make any additional contribution. The WFOE is prohibited from distributing dividends unless the losses (if any) of previous years have been made up.

In accordance with the Notice of the Ministry of Finance on the Issue of Handling Financial Issues by Relevant Enterprises after the Implementation of the Company Law promulgated by the Ministry of Finance on March 15, 2006 and effective April 1, 2006, from January 1, 2006 on, enterprises established in accordance with the Company Law shall distribute profits pursuant to Article 167 of the Company Law and shall no longer make contributions to the reserve fund. After an enterprise ceases to make contributions to the reserve fund, it may continue to make contributions to the employee bonus and welfare fund as decided by the Board of Directors if the purpose, use conditions, and procedures thereof shall be made clear, and such funds shall be managed as debts.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry fixed rates of interest. Our operations generally are not directly sensitive to fluctuations in interest rates and we currently do not have any long-term debt outstanding. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $4.7 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2013. As of December 31, 2013, our accumulated other comprehensive income was $4.6 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not Required.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this report beginning on page F-1.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date: September 25, 2014	CIS ACQUISITION LTD.

/s/ Xin Chao
Xin Chao
Chief Executive Officer and Chairman

CIS Acqusition Ltd.

Index to Financial Statements

Page No.
CIS Acquisition Ltd. for the Year Ended October 31, 2013
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets as of October 31, 2013 and 2012	F-2
Statements of Operations for the Year Ended October 31, 2013
and for the Period November 28, 2011 (Inception) Through October 31, 2012
and for the Period November 28, 2011 (Inception) Through October 31, 2013	F-3
Statement of Changes in Shareholders’ Equity for the Period from November 28, 2011 (Inception) through October 31, 2013	F-4
Statements of Cash Flows for the Year Ended October 31, 2013
and for the Period November 28, 2011 (Inception) Through October 31, 2012
and for the Period November 28, 2011 (Inception) Through October 31, 2013	F-5
Notes to Financial Statements	F-6

CIS Acquisition Ltd. for the Six Months Ended April 30, 2014 (Unaudited)
Balance Sheet as of April 30, 2014	F-18
Statements of Operations for the Six Months Ended April 30, 2014 and 2013	F-19
Statement of Changes in Shareholders’ Equity for the Six Months Ended April 30, 2014	F-20
Statements of Cash Flows for the Six Months Ended April 30, 2014 and 2013	F-21
Notes to Financial Statements	F-22

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

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ EQUITY
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

(1) At October 31, 2012, ordinary shares outstanding included an aggregate of 90,000 ordinary shares held by the founders that were subject to redemption if the underwriters’ over-allotment option was not exercised in full. Such 90,000 ordinary shares became Class A shares upon the closing of the Public Offering and were redeemed for no consideration on March 18, 2013 because the underwriters over-allotment option expired unexercised on that date.

(2) Share amounts have been retroactively restated to reflect the effect of the contribution of an aggregate of 75,000 ordinary shares to the Company’s capital at no cost to the Company and the subsequent cancellation of such shares on November 30, 2012 and the contribution of an aggregate of 272,500 ordinary shares to the Company’s capital at no cost to the Company and the subsequent cancellation of such shares on December 14, 2012.

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

(1) Excludes an aggregate of 90,000 ordinary shares held by the founders that were subject to redemption to the extent the underwriters’ over-allotment option was not exercised in full. Such shares became Class A Shares upon closing of the Public Offering and were redeemed for no consideration on March 18, 2013.

(2) Share amounts have been retroactively restated to reflect the effect of the contribution of an aggregate of 75,000 ordinary shares to the Company’s capital at no cost to the Company and the subsequent cancellation of such shares on November 30, 2012 and the contribution of an aggregate of 272,500 ordinary shares to the Company’s capital at no cost to the Company and the subsequent cancellation of such shares on December 14, 2012.

The accompanying notes are an integral part of these financial statements.

CIS Acquisition Ltd.

(A Company in the Development Stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Period from November 28, 2011 (Inception) through October 31, 2013

	Ordinary Shares		Class A Shares		Additional Paid-in	Deficit Accumulated During the Development	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Balance, November 28, 2011 (inception)	-	$-	-	$-	$-	$-	$-

Sale of ordinary shares on November 28, 2011, at $0.0001 per share	38	-	-	-	-	-	-

Sale of ordinary shares on February 13, 2012, at approximately $0.0087 per share	1,089,962	109	-	-	24,891	-	25,000

Net loss for the period from November 28, 2011 (inception) through October 31, 2012	-	-	-	-	-	(4,873)	(4,873)

Balance, October 31, 2012	1,090,000	$109	-	$-	$24,891	$(4,873)	$20,127

Exchange of founders’ Ordinary Shares for Class A shares	(1,090,000)	(109)	1,090,000	109	-	-	-

Sale of 4,000,000 units on December 21, 2012 at $10.00 per unit, net of underwriters’ discount and offering costs	-	-	4,000,000	400	38,560,791	-	38,561,191

Sale of 4,500,000 warrants on December 21, 2012 at $0.75 per warrant in a private placement	-	-	-	-	3,375,000	-	3,375,000

Sale of 136,000 Class A shares on December 21, 2012 at approximately $0.02 per share, to the underwriters	-	-	136,000	14	2,706	-	2,720

Forfeiture of Founders’ Shares in connection with the option underwriters’ election to not exercise their over-allotment on March 18, 2013	-	-	(90,000)	(9)	9	-	-

Net proceeds subject to possible redemption of 3,500,000 shares at redemption value (1)	-	-	(3,500,000)	(350)	(36,399,650)	-	(36,400,000)

Net loss for the year ended October 31, 2013	-	-	-	-	-	(3,429,198)	(3,429,198)

Balance, October 31, 2013	-	$-	1,636,000	$164	$5,563,747	$(3,434,071)	$2,129,840

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
(A Development Stage Company)

 Notes to Financial Statements

1.	Organization, Plan of Business Operations, Liquidity and Going Concern, continued

Organization and Plan of Business Operations, continued

Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. If the Company is unable to complete an Acquisition Transaction and is forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify the Company for all claims of contracted parties, to the extent the Company fails to obtain valid and enforceable waivers from such parties. Under these circumstances, the Company’s board of directors would have a fiduciary obligation to the Company’s shareholders to bring a claim against our founders to enforce their indemnification obligations. The Company has questioned our founders on their financial net worth and reviewed their financial information and believes they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Our founders are under no obligation to us to preserve their assets or provide the Company with information regarding changes in their ability to satisfy these obligations.

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

In accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company has evaluated these errors, based on an analysis of quantitative and qualitative factors, as to whether they were material to each of the prior reporting periods affected and if amendments of previously filed Reports of Foreign Private Issuer on Form 6-K with the SEC are required. The Company has determined that though quantitatively and qualitatively material to the previously furnished balance sheet dated December 21, 2012 on Form 6-K filed with the SEC on December 28, 2012, the Company believes the recording of the warrants as liability instruments would not have influenced an investor’s decision making process and has determined to record the liability in the year ended October 31, 2013, as opposed to a restatement and reissuance of the previously furnished balance sheet.

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

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model.  This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term expected volatility of the Company’s share price over the expected term, expected time to complete an acquisition and estimated probability of completing a successful acquisition.  The expected term represents the period of time that the instruments granted are expected to be outstanding.  The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies along with the Company’s historical volatility.

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

CIS Acquisition Ltd.

BALANCE SHEETS

	April 30, 2014	October 31, 2013
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$12,648	$135,659
Prepaid expenses and other current assets	36,333	69,000
Total current assets	48,981	204,659

Restricted investments and cash equivalents held in Trust Account	41,622,401	41,614,621
Total assets	$41,671,382	$41,819,280

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$191,674	$59,440
Loan payable - related party	30,000	-
Total current liabilities	221,674	59,440

Warrant liability	3,185,000	3,230,000
Total liabilities	3,406,674	3,289,440

Commitments and contingencies

Class A shares, subject to possible redemption or tender, 3,500,000 shares at redemption value	36,400,000	36,400,000

Shareholders’ Equity
Preferred shares, $0.0001 par value, 5,000,000 shares authorized; none issued or outstanding
Class A shares, $0.0001 par value, 25,000,000 shares authorized; 1,636,000 shares issued and outstanding (excluding 3,500,000 Class A shares subject to possible redemption or tender)	164	164
Class B shares, $0.0001 par value, 25,000,000 shares authorized; none issued or outstanding	-	-
Class C shares, $0.0001 par value, 25,000,000 shares authorized; none issued or outstanding	-	-
Ordinary shares $0.0001 per share; 75,000,000 shares authorized; none issued or outstanding	-	-
Additional paid in capital	5,563,747	5,563,747
Accumulated deficit	(3,699,203)	(3,434,071)
Total shareholders’ equity	1,864,708	2,129,840

Total liabilities, redeemable common shares and shareholders’ equity	$41,671,382	$41,819,280

The accompanying notes are an integral part of these financial statements.

CIS Acquisition Ltd.

STATEMENTS OF OPERATIONS

(unaudited)

	For the Six Months Ended April 30,
	2014	2013

Operating Expenses:
Legal and professional fees	$234,406	$23,332
Office expense - related party	45,000	30,000
General and administrative expenses	38,506	26,780
Loss from operations	(317,912)	(80,112)

Other Income (Expense):
Change in fair value of warrants	45,000	(3,995,000)
Interest income	7,780	6,981
Net loss	$(265,132)	$(4,068,131)

Weighted average shares outstanding, basic and diluted (1)	1,636,000	1,460,309
Basic and diluted net loss per common share	$(0.16)	$(2.79)

(1) Excludes an aggregate of 90,000 ordinary shares held by the founders that were subject to redemption to the extent the underwriters’ over-allotment option was not exercised in full. Such shares became Class A Shares upon closing of the Public Offering and were redeemed for no consideration on March 18, 2013.

The accompanying notes are an integral part of these financial statements.

CIS Acquisition Ltd.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended April 30, 2014

	Class A Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Equity

Balance, November 1, 2013	1,636,000	$164	$5,563,747	$(3,434,071)	$2,129,840

Net loss for the six months ended April 30, 2014	-	-	-	(265,132)	(265,132)

Balance, April 30, 2014 (unaudited)(1)	1,636,000	$164	$5,563,747	$(3,699,203)	$1,864,708

(1) A total of 3,500,000 shares of Class A Shares were subject to redemption or tender at October 31, 2014.

The accompanying notes are an integral part of these financial statements.

CIS Acquisition Ltd.

STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended April 30,
	2014	2013
Cash flows from operating activities:
Net Loss	$(265,132)	$(4,068,131)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	(45,000)	3,995,000
Accrued interest	(7,781)	(6,981)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	32,667	-
Accrued expenses	132,235	39,682
Net cash used in operating activities	(153,011)	(40,430)

Cash flows from investing activities:
Investment in cash and cash equivalent held in Trust Account	-	(41,600,000)
Purchase of restricted investments and cash equivalents held in Trust Account	(41,617,100)	-
Proceeds from maturity of restricted investments and cash equivalents held in Trust Account	41,617,100	-
Net cash used in investing activities	-	(41,600,000)

Cash flows from financing activities:
Proceeds from Public Offering, net of offering costs	-	39,016,600
Proceeds from note payable to an affiliate	30,000	65,000
Repayment of note payable	-	(387,155)
Payment of deferred offering costs	-	(145,565)
Proceeds from Warrant Offering	-	3,375,000
Proceeds from Sale of Class A Shares to Underwriter	-	2,720
Net cash provided by financing activities	30,000	41,926,600

Net (decrease) increase in cash and cash equivalents	(123,011)	286,170
Cash and cash equivalents - beginning	135,659	32,438
Cash and cash equivalents - ending	$12,648	$318,608

The accompanying notes are an integral part of these financial statements.

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

1.	Organization, Plan of Business Operations, Liquidity and Going Concern

Organization and Plan of Business Operations

CIS Acquisition Ltd. (“CIS” or the “Company”) was formed on November 28, 2011 under the laws of the British Virgin Islands as an innovated public acquisition company (“IPAC”). The Company was formed to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets (“Acquisition Transaction”). An IPAC is a blank check company that permits the Company to return funds from a trust account to redeeming shareholders after the completion of an Acquisition Transaction. Although the Company is not limited to a particular geographic region or industry, it intends to focus on operating businesses with primary operations in Russia and Eastern Europe.

As of April 30, 2014, the Company had not yet commenced operations. All activity through April 30, 2014 relates to the Company’s formation, initial public offering of its securities and the identification and investigation of a suitable operating business or assets with which to complete an Acquisition Transaction.

On June 16, 2014, a Stock Purchase Agreement (the “Red Rock Agreement”) was entered into by and among CIS, Red Rock Holdings Group, LLC, a Delaware Limited Liability company (“Red Rock” or the “Target”), and Foster Jennings, Inc., Red Rock’s sole member (the “Member”). Since the Company entered into the Agreement on June 16, 2014, and filed with the SEC a tender offer on June 23, 2014, the time period for closing the Acquisition Transaction was automatically extended to September 21, 2014. Red Rock defaulted on its obligation under the Red Rock Agreement. On September 16, 2014, CIS terminated the Red Rock Agreement as it did not provide audited financial statements.

On September 16, 2014, a Stock Purchase Agreement (the “Agreement”) was entered into by and among CIS, Delta Advanced Materials Limited, a Hong Kong company (“Delta”) and Elite Ride Limited, a British Virgin Islands company (“Delta’s Parent”) and the Elite Ride Limited Shareholders (“Elite Shareholders”) (See Note 7 – Stock Purchase Agreement).

The accompanying unaudited financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the six months ended April 30, 2014 are not necessarily indicative of the results that may be expected for the year ended October 31, 2014. For further information refer to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended October 31, 2013, filed with Securities and Exchange Commission on March 17, 2014.

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the SEC for the Public Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Acquisition Transaction. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. Accordingly, for the year ended October 31, 2013, as of the last day of that period’s most recently completed second quarter (April 30, 2013), the Company determined that it was an FPI. If the Company were to no longer qualify as an FPI (as set forth in Rule 3b4 of the Exchange Act), the Company would then become subject to the US domestic issuer rules as of the first day of its fiscal year following the determination date.

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

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

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

Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. If the Company is unable to complete an Acquisition Transaction and is forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify the Company for all claims of contracted parties, to the extent the Company fails to obtain valid and enforceable waivers from such parties. Under these circumstances, the Company’s board of directors would have a fiduciary obligation to the Company’s shareholders to bring a claim against our founders to enforce their indemnification obligations. The Company has questioned our founders on their financial net worth and reviewed their financial information and believes they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Our founders are under no obligation to us to preserve their assets or provide the Company with information regarding changes in their ability to satisfy these obligations.

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

If an acquisition is not completed by September 21, 2014, CIS will be required to automatically liquidate the trust account and distribute a pro rata portion of the trust account ($10.40 per share) to each holder of Callable Class B Ordinary Shares, and the Callable Class B Ordinary Shares will be canceled.

The Company is required to provide shareholders who acquired shares in the Public Offering that did not agree to convert their Series A ordinary shares into Series B ordinary shares (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account in connection with an Acquisition Transaction or, if an Acquisition Transaction is completed and a tender offer is not completed by September 21, 2014, liquidate the trust account to Series B shareholders on a pro rata basis. Each Public Shareholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account ($10.40 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes).

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

Pre-acquisition tender offer: Prior to the consummation of an Acquisition Transaction, a tender offer would be initiated for all outstanding callable Class A Shares at a price equal to a pro rata share of the Trust Account. Public Shareholders will be entitled to tender all or a portion of their callable Class A Shares. However, the Company’s founders would not be eligible to tender any shares they own in such tender offer. Given the time remaining before the Company will be required to dissolve, the Company will not be able to close an Acquisition Transaction making use of a pre-acquisition tender offer.

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

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

The Company will consummate an Acquisition Transaction only if holders of no more than 87.5% of the Public Shareholders are eligible to receive a pro-rata portion of the Trust Account post Acquisition Transaction. As the Company does not have sufficient time to complete a tender offer post Acquisition Transaction if an Acquisition Transaction is completed, the Trust Account will be liquidated on September 21, 2014.

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

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

2.	Public Offering and Private Placement, continued

The callable Class A Shares and Warrants began separate trading on March 18, 2013. The callable Class A Shares will continue to trade until the Acquisition Transaction has been completed, at which time they will either: (i) automatically be consolidated with all ordinary shares into one series, if redemption rights were granted prior to, or concurrently with, the completion of the Acquisition Transaction; or (ii) automatically separate from the units and convert to callable Class B Shares, if the Acquisition Transaction is completed prior to a post-acquisition tender offer. After the post-acquisition tender offer, the callable Class B Shares will be consolidated with other outstanding ordinary shares. Upon consummation of the Public Offering, the ordinary shares purchased by the founders were exchanged for Class A Shares (Note 7). Such shares will not be redeemable, will be placed in escrow and will not be released until December 18, 2014.

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

In connection with the Underwriter Placement, on December 21, 2012, the Company sold to the underwriters of the Public Offering, including Maxim Group LLC, the qualified independent underwriter, for an aggregate of $2,720, an aggregate of 136,000 Class A Shares (the “Underwriter Shares”). Such shares are not redeemable, have been placed in escrow and will not be released until December 18, 2014. Additionally, the underwriters have agreed to waive their rights to participate in any distribution from the Trust Account. The Company accounted for the fair value of the Underwriter Shares, inclusive of the receipt of $2,720 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of these shares was approximately $1,360,000 ($10.00 per share).

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

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

3.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The significant estimate is for the value of the warrants.

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary or Class A shares, as applicable, outstanding during the period. Class A shares subject to possible redemption of 3,500,000 shares as of April 30, 2014 and 2013 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Loss per share assuming dilution would give effect to the dilutive underwriter’s purchase option, warrants, and other potential ordinary shares outstanding during the period. The Company has not considered the effect of warrants to purchase 8,500,000 ordinary shares and the underwriter’s option to purchase 280,000 Units in the calculation of diluted loss per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

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

As of April 30, 2014, investment securities held in the Trust Account consisted of $41,599,206 in a United States Treasury Bill, which matured on May 15, 2014 and $22,401 of cash equivalents. The Company classifies its United States Treasury securities as held-to-maturity in accordance with ASC 320 “Investments – Debt and Equity Securities”. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and are adjusted for the accretion of discounts.

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

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

3.	Summary of Significant Accounting Policies, continued

Restricted Investments and Cash Equivalents Held in Trust Account, continued

The carrying amount, gross unrealized holding gains and the fair value of held-to-maturity securities as of April 30, 2014 are as follows:

	Carrying Amount	Gross Unrealized Holding Gain	Fair Value
Held-to-maturity:

U.S. Treasury Bills	$41,599,206	$794	$41,600,000

On May 15, 2014, the Company realized proceeds from the maturity of its U.S. Treasury Bills of $41,600,000. The proceeds from the maturity remain held in the Trust Account as restricted cash and cash equivalents.

Income Tax

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. FASB ASC 740 also establishes recognition requirements for the accounting for uncertainty in income taxes. The Company has identified the British Virgin Islands as its only major tax jurisdiction. There were no unrecognized tax benefits as of April 30, 2014. Since the Company was incorporated on November 28, 2011, the evaluation was performed for the tax years ended October 31, 2013 and 2012, which are the only periods subject to examination. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at April 30, 2014. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

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

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

3.	Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

The assets or liability’s fair value measurement within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. The following table provides a summary of the liabilities that are measured at fair value on a recurring basis.

	Consolidated Balance Sheet	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Quoted Prices for Similar Assets or Liabilities in Active Markets (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Liabilities:
October 31, 2013	$3,230,000	$-	$-	$3,230,000
April 30, 2014	$3,185,000	$-	$-	$3,185,000

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities that are measured at fair value on a recurring basis:

For the Six Months Ended April 30,
2014
Beginning balance	$3,230,000
Change in fair value of warrant liability	(45,000)
Ending balance	$3,185,000

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

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model.  This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term expected volatility of the Company’s share price over the expected term, expected time to complete an acquisition and estimated probability of completing a successful acquisition.  The expected term represents the period of time that the instruments granted are expected to be outstanding.  The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends.  The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies along with the Company’s historical volatility.

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

3.	Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

A significant decrease in the volatility or a significant decrease in the Company’s share price, in isolation, would result in a significantly lower fair value measurement. Changes in the values of the derivative liabilities are recorded in change in fair value of derivative liabilities within other expense (income) on the Company’s statements of operations.

As of April 30, 2014, there were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

The inputs to the model were as follows:

	April 30, 2014	October 31, 2013
Dividend yield (per share)	0%	0%
Risk-free interest rate:	0.87%	1.3%
Expected term	3.6 years	4.13 years
Expected volatility rate	16.57%	18.1%
Assumed acquisition date	August 18, 2014	August 18, 2014
Estimated probability of acquisition success	61.6%	61.2%

In connection with the fair value of the derivative liabilities as of April 30, 2014, the Company considered the impact on the fair value as reported, as if the assumed acquisition date had been September 19, 2014, and concluded that any changes to the fair value of the derivative liabilities would be immaterial.

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

Accordingly, 3,500,000 of the 4,000,000 public shares were classified outside of permanent equity at redemption value because the redemption rights are subject to the occurrence of certain events that are outside of the Company’s control. The redemption value at April 30, 2014 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account ($10.40 per share at April 30, 2014).

Recent Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.” This ASU removes the definition of a development stage entity from the ASC, thereby removing the financial reporting distinction between development stage entities and other reporting entities from GAAP. In addition, the ASU eliminates the requirements for development stage entities to (1) present inception-to-date information in the statements of operations, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods therein. Early adoption is permitted. The Company has elected to early adopt this ASU effective with this Quarterly Report on Form 10-Q and its adoption resulted in the removal of previously required development stage disclosures.

In August 2014, the FASB issued a new accounting standard which requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern for each annual and interim reporting period. If substantial doubt exists, additional disclosure is required. This new standard will be effective for the Company for annual and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company expects to adopt this new standard for the fiscal year ending February 3, 2018 and the Company will continue to assess the impact on its consolidated financial statements.

4.	Commitments

The Company entered into an agreement with the underwriters (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid an underwriting discount of 1.8% of the gross proceeds of the Public Offering, or $720,000 on December 21, 2012.

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

4.	Commitments, continued

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

5.	Related Party Transactions

The Company agreed to pay to CIS Acquisition Holding Co. Ltd. (“CIS Acq Holding”), an affiliate of Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, our director, a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on December 18, 2012 and ending on the earlier of the consummation of an Acquisition Transaction or the Company’s liquidation. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid. During the six months ended April 30, 2014 and 2013, the Company has incurred $45,000 and $30,000, respectively, for these office space expenses to CIS Acquisition Holding Co. Ltd.

On March 24, 2014, the Company entered into an agreement with CIS Acq Holding, under which for one year the Company may borrow up to $300,000 with no interest. All amounts borrowed under this agreement are due March 23, 2015. On March 25, 2014 and June 11, 2014, the Company borrowed $30,000 and $120,000 under this borrowing arrangement. As of April 30, 2014, a balance of $30,000 was outstanding under this loan.

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

Class A Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class A shares. As of April 30, 2014 and October 31, 2013, 1,636,000 Class A shares were issued and outstanding, excluding 3,500,000 Class A shares subject to possible redemption or tender.

Class B Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class B Shares. No Class B shares are currently issued or outstanding.

Class C Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class C Shares. No Class C shares are currently issued or outstanding.

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

7.	Stock Purchase Agreement

On September 19, 2014, the Delta Agreement was entered into by and among CIS, Delta and Delta’s Parent and the Elite Shareholders. Pursuant to the Agreement, the Company will acquire 100% of the issued and outstanding equity interests in Delta from Delta’s Parent and Elite Shareholders in exchange for the transaction consideration consisting of 6,060,000 Ordinary Shares (the “Acquisition”). The Agreement also provides additional shares to be issued to Delta’s Parent and Elite Shareholders.

8.	Subsequent Events

The Company evaluated events that have occurred after the balance sheet date of April 30, 2014 through the date which the financials were available to be issued. Based upon this review, other than as already disclosed within these financial statements in Notes 1, 3 and 7, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

Delta Advanced Materials Limited

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
Delta Advanced Materials Limited

We have audited the accompanying consolidated balance sheets of Delta Advanced Materials Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2014, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years ended June 30, 2014, 2013 and 2012. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2014, 2013 and 2012, and the results of its operations and comprehensive income, and its cash flows for each of the years ended June 30, 2014, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic K.F. Chan & Co

Dominic K.F. Chan & Co

Certified Public Accountants

Hong Kong, September 12, 2014

Delta Advanced Materials Limited

Consolidated Balance Sheets

as at June 30, 2014, 2013 and 2012

	2014	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$9,045,950	$3,946,136	$7,054,228
Restricted cash	22,855,107	24,740,635	41,347,182
Trade and other receivables	77,745,875	61,460,604	40,293,613
Inventories	14,062,567	13,803,489	9,586,598
	123,709,499	103,950,864	98,281,621
Non-current assets
Property, plant and equipment	76,439,788	57,293,878	42,489,304
Land use rights	5,724,636	5,262,766	2,424,878
Deferred tax assets	657,377	531,492	449,111
	82,821,801	63,088,136	45,363,293

Total assets	$206,531,300	$167,039,000	$143,644,914

LIABILITIES
Current liabilities
Trade and other payables	$35,850,810	$27,336,609	$43,370,265
Advances from customers	1,776,624	2,428,443	1,436,529
Due to a shareholder	2,857,432	-	-
Bank borrowings	81,377,050	60,764,176	35,754,719
Income tax payables	814,051	900,627	810,196
Deferred tax liabilities	1,020,209	74,967	91,643
Convertible bonds - current portion	27,375,750	27,219,551	-
	151,071,926	118,724,373	81,463,352
Non-current liabilities
Convertible bonds - non-current portion	-	-	27,182,551

Total liabilities	$151,071,926	$118,724,373	$108,645,903

Commitments and contingencies	-	-	-

Capital and reserves
Share capital	$8,852,713	$5,134,788	$5,134,788
Additional paid-in capital	-	3,717,925	3,717,925
Statutory reserves	6,196,949	3,219,995	2,501,593
Retained earnings	34,370,050	30,518,696	19,531,362
Accumulated other comprehensive income	6,039,662	5,723,223	4,113,343
Total equity	55,459,374	48,314,627	34,999,011

Total liabilities and equity	$206,531,300	$167,039,000	$143,644,914

See notes to consolidated financial statements.

Delta Advanced Materials Limited

Consolidated Statements of Operations and Comprehensive Income

For the years ended June 30, 2014, 2013 and 2012

	2014	2013	2012

Revenue	$175,327,717	$124,218,213	$95,627,051
Cost of sales	(157,904,729)	(99,733,216)	(69,686,610)
Gross profit	17,422,988	24,484,997	25,940,441

Operating expenses:
Selling expenses	(2,306,021)	(2,374,609)	(2,442,753)
General and administrative expenses	(3,482,027)	(4,267,774)	(4,409,313)
Total operating expenses	(5,788,048)	(6,642,383)	(6,852,066)

Other income (expenses):
Interest expenses	(4,000,626)	(2,806,338)	(2,240,872)
Interest income	1,948,743	923,298	594,409
Change in fair value of convertible bonds	(156,199)	(37,000)	(2,440,283)
Other gains (loss) - net	7,929	(60,197)	(9,215)
Total other income (expenses)	(2,200,153)	(1,980,237)	(4,095,961)

Income before income taxes	9,434,787	15,862,377	14,992,414

Income taxes	(2,606,479)	(4,156,641)	(4,520,840)

Net income	$6,828,308	$11,705,736	$10,471,574

Other comprehensive income
Foreign currency translation adjustments	316,439	1,609,880	1,332,001
Total other comprehensive income	316,439	1,609,880	1,332,001

Comprehensive income	$7,144,747	$13,315,616	$11,803,575

Earnings per share attributable to
equity holders of the Company
- Basic	$0.17	$0.29	$0.26
- Diluted	$0.12	$0.20	$0.22

Weighted average shares used in calculating
earnings per ordinary share
- Basic	40,000,000	40,000,000	40,000,000
- Diluted	58,191,973	58,191,973	58,191,973

See notes to consolidated financial statements.

Delta Advanced Materials Limited

Consolidated Statements of Shareholders’ Equity

For the years ended June 30, 2014, 2013 and 2012

						Accumulated
			Additional			other
	Share capital		paid-in	Statutory	Retained	comprehensive
	Ordinary share	Amount	capital	reserves	earnings	income	Total

Balance as of July 1, 2011	10,000	$1,283	$8,851,430	$1,203,999	$10,357,382	$2,781,342	$23,195,436
Foreign currency translation adjustment	-	-	-	-	-	1,332,001	1,332,001
Issue of bonus shares	39,990,000	5,133,505	(5,133,505)	-	-	-	-
Net income for the year	-	-	-	-	10,471,574	-	10,471,574
Appropriation to statutory reserves	-	-	-	1,297,594	(1,297,594)	-	-

Balance as of June 30, 2012	40,000,000	$5,134,788	$3,717,925	$2,501,593	$19,531,362	$4,113,343	$34,999,011

Balance as of July 1, 2012	40,000,000	$5,134,788	$3,717,925	$2,501,593	$19,531,362	$4,113,343	$34,999,011
Foreign currency translation adjustment	-	-	-	-	-	1,609,880	1,609,880
Net income for the year	-	-	-	-	11,705,736	-	11,705,736
Appropriation to statutory reserves	-	-	-	718,402	(718,402)	-	-

Balance as of June 30, 2013	40,000,000	$5,134,788	$3,717,925	$3,219,995	$30,518,696	$5,723,223	$48,314,627

Balance as of July 1, 2013	40,000,000	$5,134,788	$3,717,925	$3,219,995	$30,518,696	$5,723,223	$48,314,627
Foreign currency translation adjustment	-	-	-	-	-	316,439	316,439
Transition to no par value regime	-	3,717,925	(3,717,925)	-	-	-	-
Net income for the year	-	-	-	-	6,828,308	-	6,828,308
Appropriation to statutory reserves	-	-	-	2,976,954	(2,976,954)	-	-

Balance as of June 30, 2014	40,000,000	$8,852,713	$-	$6,196,949	$34,370,050	$6,039,662	$55,459,374

See notes to consolidated financial statements.

Delta Advanced Materials Limited

Consolidated Statements of Cash Flows

For the years ended June 30, 2014, 2013 and 2012

	2014	2013	2012
Cash flows from operating activities:
Net income	$6,828,308	$11,705,736	$10,471,574
Adjustments to reconcile net income to net cash provided by operating activities:
Change in fair value of convertible bonds	156,199	37,000	2,440,283
Depreciation of property, plant and equipment	4,816,403	4,055,295	3,202,477
Amortization of land use rights	41,600	39,927	31,803
Written off of goodwill	-	71,638	-
Gain on disposals of property, plant and equipment	(113,953)	-	-
Deferred income taxes	822,200	(94,179)	(305,753)
Allowance for doubtful accounts	177,179	411,211	801,134
Changes in assets and liabilities, net of effects of acquisitions:
Trade and other receivables	(16,343,386)	(20,408,647)	1,828,568
Inventories	(191,049)	(3,953,649)	(2,239,736)
Trade and other payables	8,428,337	(16,707,725)	(1,389,298)
Advances from customers	(665,038)	947,128	921,659
Income tax payables	(91,200)	72,129	(615,916)
Net cash provided by (used in) operating activities	3,865,600	(23,824,136)	15,146,795

Cash flows from investing activities:
Acquisitions of
- Land use rights	(478,184)	(2,784,957)	(144,728)
- Property, plant and equipment	(23,957,404)	(17,225,856)	(12,447,776)
Disposals of property and equipment	359,012	-	-
Cash paid for business combinations, net of cash acquired	-	(524,217)	-
Net cash (used in) investing activities	(24,076,576)	(20,535,030)	(12,592,504)

Cash flows from financing activities:
Proceeds from bank borrowings	129,232,006	74,017,122	46,423,050
Repayment of bank borrowings	(108,797,261)	(49,884,676)	(26,984,212)
Proceeds from convertible bonds	-	-	4,000,000
Due to a shareholder	2,857,432	-	-
Change in restricted cash	2,011,673	17,225,727	(25,648,750)
Net cash provided by (used in) financing activities	25,303,850	41,358,173	(2,209,912)

Effect of exchange rate changes on cash	6,941	(107,099)	151,778

Increase (decrease) in cash and cash equivalents	5,099,815	(3,108,092)	496,157

Cash and cash equivalents at beginning of year	3,946,135	7,054,228	6,558,071

Cash and cash equivalents at end of year	$9,045,950	$3,946,136	$7,054,228

Supplemental disclosures of cash flow information:
Interest paid	$4,000,626	$2,806,338	$2,240,872
Tax paid	$2,693,055	$4,066,210	$5,109,044

See notes to consolidated financial statements.

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 1 - Organization and Business Operations

Delta Advanced Materials Limited (formerly known as China Deltachem Holdings Limited) (the “Company” or “Delta Advanced”) was incorporated in Hong Kong on June 17, 2010. The address of its registered office is Suite D, 19th Floor, Ritz Plaza, 122 Austin Road, Hong Kong. The reporting currency of the Company is the United States Dollar (“$”).

The principal activity of the Company is investment holding. The Company currently operates through itself, and four wholly-owned subsidiaries in the People’s Republic of China (“PRC”): Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), Jiangsu Zhengxin New Material Research and Development Co., Ltd (“Jiangsu Zhengxin R&D”), Jiangsu Delta Logistics Co., Ltd (“Jiangsu Logistics”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”). Jiangsu Delta is the principal operating subsidiary of the Company.

The Company and its subsidiaries (hereinafter, collectively referred to as the “Company”) are engaged in the sale of organic compound in the PRC.

On June 15, 2007, Jiangsu Delta was established by S&S International Investment Holding (HK) Limited (“S&S International”), a Hong Kong based investment holding company, as a wholly foreign-owned enterprise (with an initial registered capital of US$42 million, which was later reduced to US$ 28.8 million) located in Zhenjiang City, Jiangsu Province, the PRC.

Pursuant to a share transfer agreement entered into on April 13, 2008, Mr. Xin Chao acquired the entire equity interest in Jiangsu Delta from S&S International through Zhengxin International Investment Limited, a Hong Kong corporation (“Zhengxin International”) and became the controller of Jiangsu Delta since then. On May 21, 2008, the acquisition of Jiangsu Delta by Zhengxin International was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Alteration of Equities in and Amendment of the Articles of Association of Jiangsu Yantze River Delta Fine Chemical Co, Ltd.” issued by the same authority.

Due to the corporate restructuring effort to consolidate the business of Jiangsu Delta under a pure investment holding entity, pursuant to a sale and purchase agreement dated May 20, 2010, Delta Advanced for a consideration of US$28.8 million. Delta Advanced, formerly known as China Deltachem Holdings Limited, as a pure investment holding vehicle controlled by Mr. Chao and had an initial issued and paid-up share capital of HK$10,000 comprising 10,000 shares of HK$1.00 each. The said shares were issued at a total subscription price of HK$68,640,000 (equivalent to $8,800,000) with a premium of HK$6,863 per share.

On August 30, 2010, the acquisition of Jiangsu Delta by Delta Advanced was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Share Transfer of and Amendment of the Articles of Association of Jiangsu Chang San Jiao Chemical Co., Ltd.” issued by the same authority.

On May 26, 2011, Delta Advanced carried out a bonus share issue, whereby an additional 39,990,000 ordinary shares of Delta Advanced were allotted and issued as bonus shares at a price of HK$1.00 each to all the then shareholders of Delta Advanced at the ratio in proportion to their existing shareholding percentage, and credited as fully paid up on a capitalization of the reserve of HK$39,990,000 from the capital reserve of Delta Advanced. Subsequent to the bonus issue, Delta Advanced’s total issued and paid-up share capital increases to HK$40 million, comprising 40 million shares of HK$1.00 each.

Delta Advanced entered into a series of Securities Purchase Agreements dated January 31, 2011, May 16, 2011 and June 30, 2011, respectively, with the funds managed by Korea Investment Partners Co. Ltd. And Kleiner, Perkins, Caufield & Byers (the “Bondholders”), pursuant to which it has issued convertible bonds (“Convertible Bonds”) for an aggregate principal amount of US$18 million. The Convertible Bonds have an interest rate of 6.00% per annum and a guaranteed interest rate at maturity of 15.00%. The principal and interests accrued on such Convertible Notes are convertible in whole or in part into the ordinary shares in Delta Advanced, on such terms and subject to the conditions of the Securities Purchase Agreements.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  The consolidated financial statements include the financial statements of the Company, and its wholly-owned subsidiaries.  All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Segment Reporting

The Company operates in one business and geographical segment of manufacturing and sales of organic compounds in the PRC.  ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Given the economic characteristics of the similar nature of the products sold, the type of customer and the method of distribution, the Company operates as one reportable segment as defined by ASC 280, Segment Reporting.

 Foreign Currency Translation

The Company’s financial statements are presented in the U.S. dollar ($), which is the Company’s reporting currency and functional currency. The Company’s subsidiaries in the PRC use Renminbi (“RMB”) as their functional currencies. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC 830, Foreign Currency Matters, the Company translated the assets and liabilities into US $  using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period.  Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income.

Revenue Recognition

Revenue principally represents organic compound sale revenue. Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities and is recorded net of value added tax (“VAT”). Consistent with the criteria of ASC 605 “Revenue Recognition” (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from the sale of goods is recognized upon delivery when the significant risks and rewards of ownership of goods have transferred t the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased and the coasts incurred or to be incurred in respect of the transaction can be measured reliably.

Interest income is recognized on a time-proportion basis using the effective interest method.

Borrowing Costs

Borrowing costs are recognised in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalised by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2014, 2013 and 2012 were capitalized at a rate of 7.11%, 7.17% and 7.63% respectively.

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Leases

The Company accounts for its leases under the provisions of ASC 840, Leases. Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease payments exceeds the amount of straight-line rent expense. Rent holidays and tenant improvement allowances for store remodels are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised.

Restricted Cash

Restricted cash are cash deposited in fixed deposit accounts maintained in the PRC and Hong Kong for the purpose of securing bank borrowings.

Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the monthly average cost method, except for materials-in-transit. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) but excludes costs of idle plant and abnormal waste. Net realizable value is the estimated selling price in the ordinary course of business, less the applicable variable selling expenses.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of an item of property, plant and equipment initially recognised includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating the manner intended by management. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Buildings	10 or 20 years
Machinery	10 or 20 years
Vehicles	4 years
Plant and equipment	3 to 5 years
Software	5 years

Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

Land Use Rights

According to the laws of the PRC, the government owns all the land in the PRC.  Companies or individuals are authorized to possess and use the land only through the land use rights granted by the government. The land use rights represent cost of the rights to use the land in respect of properties located in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 to 52 years.

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Long-lived Assets

The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets are reviewed for recoverability at the lowest level in which there are identifiable cash flows, usually at the store level. The carrying amount of a long-lived asset is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. If the asset is determined not to be recoverable, then it is considered to be impaired and the impairment to be recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset, determined using discounted cash flow valuation techniques, as defined in ASC 360, Property, Plant, and Equipment.

The Company determined the sum of the undiscounted cash flows expected to result from the use of the asset by projecting future revenue and operating expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions.

The Company’s evaluation resulted in no long-lived asset impairment charges during the years ended June 30, 2014, 2013 and 2012.

Goodwill

The Company allocates goodwill to reporting units based on the reporting unit expected to benefit from the business combination. The Company evaluates their reporting units on an annual basis and, if necessary, reassigns goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The Company first assesses qualitative factors to determine whether it is more likely than not that goodwill is impaired. If the more likely than not threshold is met, we perform a quantitative impairment test. The Company’s evaluation resulted in goodwill impairment charges of nil, $71,638 and nil respectively during the years ended June 30, 2014, 2013 and 2012.

Accrual and Disclosure of Loss Contingencies

We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable, and whether it can be reasonably estimated. We analyze, if any, our litigation and regulatory matters based on available information to assess the potential liabilities. Our assessment is developed based on an analysis of possible outcomes under various strategies. We accrue for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, we will disclose the potential range of the loss, if estimable. We record losses related to contingencies in cost of operations or selling, general and administrative expenses, depending on the nature of the underlying transaction leading to the loss contingency.

Convertible bonds

Convertible bonds are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities. On issuance of convertible foreign currency bonds, the proceeds from convertible bonds issued are allocated to the liability component presented on the balance sheet. The liability component including the conversion option is recognised initially at its fair value, determined using the Binomial Valuation Model. It is subsequently carried at its fair value with fair value changes recognised in profit or loss. When the conversion option is exercised, the carrying amount of the liability component is derecognised with a corresponding recognition of share capital.

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Retirement Benefit Plans

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company accounts the mandated defined contribution plan under the vested benefit obligations approach based on the guidance of ASC 715, Compensation—Retirement Benefits.

Retained Earnings - Appropriated

The income of the Company’s PRC subsidiaries is distributable to their shareholder after transfer to reserves as required by relevant PRC laws and regulations and the subsidiary’s Articles of Association.  As stipulated by the relevant laws and regulations in the PRC, these PRC subsidiaries are required to maintain reserves which are non-distributable to shareholders. Appropriations to the reserves are approved by the respective boards of directors.

Reserves include statutory reserves and discretionary reserves.  Statutory reserves can be used to make good previous years’ losses, if any, and may be converted into capital in proportion to the existing equity interests of shareholders, provided that the balance after such conversion is not less than 25% of the registered capital.  The appropriation to the statutory reserves must not be less than 10% of net profit after taxation.  Such appropriation may cease to apply if the balance of the fund is equal to 50% of the entity’s registered capital.

Research and Development Costs

Research and development costs are expensed as incurred. The research and development costs were not material for the years ended June 30, 2014, 2013 and 2012.

Advertising Expenses

Advertising expenses are expensed as incurred. The advertising expenses were not material for the years ended June 30, 2014, 2013 and 2012.

Income Taxes

The Company follows ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position.  The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less to be cash equivalents.

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Share Based Payment

The Group operates an equity-settled, share based compensation plan. The value of the brokerage services received by Red Horse Capital Inc. in exchange for grant of warrants is recognised as an expense with a corresponding increase in the additional paid-in capital of approximately $7,943 during the year ended June 30, 2011.

Goods and services received or acquired in an equity-settled share based payment transaction, which do not qualify for recognition as assets, are recognised as expenses with a corresponding increase in equity. The Company measures the goods and services received at fair value of the goods and services received, unless that fair value cannot be estimated reliably.

Comprehensive Income

The Company has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income” (formerly known as SFAS No. 130, “Reporting Comprehensive Income”), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments of the Company.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
•	Level 2 – Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.
•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company adopted ASC 820, Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company has also adopted ASC 820, on January 1, 2009 for non financial assets and non financial liabilities, as these items are not recognized at fair value on a recurring basis. The adoption of ASC 820 for all financial assets and liabilities and non-financial assets and non-financial liabilities did not have any impact on the Company’s consolidated financial statements.

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short term maturities of these instruments. See footnote 10 regarding the fair value of the Company’s warrants, which are classified as Level 3 liabilities in the fair value hierarchy.

The fair values of the convertible bonds are determined using Binomial Valuation Model.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Guidance

 The FASB has issued Accounting Standards Update (ASU) No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in this ASU relate to glossary terms and cover a wide range of Topics in the FASB’s Accounting Standards Codification™ (Codification). These amendments are presented in four sections:

1. Deletion of Master Glossary Terms (Section A) arising because of terms that were carried forward from source literature (e.g., FASB Statements, EITF Issues, and so forth) to the Codification but were not utilized in the Codification.

2. Addition of Master Glossary Term Links (Section B) arising from Master Glossary terms whose links did not carry forward to the Codification.

3. Duplicate Master Glossary Terms (Section C) arising from Master Glossary terms that appear multiple times in the Master Glossary with similar, but not identical, definitions.

4. Other Technical Corrections Related to Glossary Terms (Section D) arising from miscellaneous changes to update Master Glossary terms.

The amendments do not have transition guidance and are effective upon issuance for both public entities and nonpublic entities.

The FASB has issued Accounting Standards Update (ASU) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in the ASU change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations.

The amendments in this ASU enhance convergence between U.S. GAAP and International Financial Reporting Standards (IFRS). Part of the new definition of discontinued operation is based on elements of the definition of discontinued operations in IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. For most nonpublic organizations, it is effective for annual financial statements with fiscal years beginning on or after December 15, 2014. Early adoption is permitted.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 3 - Concentration of Credit Risk

The Company maintains cash in bank deposit accounts in PRC and Hong Kong. The Company performs ongoing evaluations of this institution to limit its concentration risk exposure.

The Company sells organic compound principally in the PRC. Because of this, the Company is subject to regional risks, such as the economy, regional financial conditions and unemployment, weather conditions, power outages, and other natural disasters specific to the region in which the Company operates.

Details of major customers accounting for 10% or more of the Group’s sales or trade receivables are as follows:

	Sales			Trade receivables
	2014	2013	2012	2014	2013	2012
Customer A	5.4%	7.1%	9.4%	6.8%	11.4%	6.9%
Customer B	3.6%	5.1%	1.3%	2.6%	14.0%	1.5%

Details of suppliers accounting for 10% or more of the Group’s purchases or trade payables are as follows:

	Purchases			Trade payables
	2014	2013	2012	2014	2013	2012
Supplier A	13.0%	0.0%	0.0%	12.9%	0.0%	0.0%
Supplier B	10.7%	7.6%	0.0%	29.4%	25.2%	0.0%
Supplier C	9.8%	9.9%	0.0%	0.0%	13.9%	10.5%
Supplier D	7.6%	24.0%	11.2%	2.2%	5.3%	0.0%
Supplier E	4.8%	11.3%	16.9%	0.0%	0.4%	0.0%

Note 4 - Trade and other receivables

	2014	2013	2012
Notes receivable	$780,736	$2,097,577	$1,136,208

Trade receivables	54,742,846	52,483,956	30,024,558
Less: Allowance for doubtful accounts	(1,424,173)	(1,241,163)	(806,620)
Trade receivables - net	53,318,673	51,242,793	29,217,938

Other receivables	11,112,406	2,944,667	4,606,133
Prepayments and deposits	12,534,060	5,175,567	5,333,334

	$77,745,875	$61,460,604	$40,293,613

Bank borrowings are secured on trade receivables of the Group with carrying amounts of $6,983,127, nil and nil for the years ended June 30, 2014, 2013 and 2012 respectively.

Age analysis of trade and other receivables:

	2014	2013	2012
Within 3 months	$34,040,404	$33,894,770	$21,369,268
From 3 to 6 months	8,767,953	13,757,760	5,196,718
Past due over 6 months	23,046,895	7,776,093	8,064,705

	$65,855,252	$55,428,623	$34,630,691

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 5 - Inventories

	2014	2013	2012
Finished goods	$8,338,302	$6,202,218	$2,411,789
Raw materials	5,724,265	7,601,271	7,174,809

	$14,062,567	$13,803,489	$9,586,598

The cost of inventories recognized as an expense and included in cost of sales amounts to $116,976,856, $76,638,808 and $57,788,591 for the years ended June 30, 2014, 2013 and 2012 respectively.

Note 6 - Property, plant and equipment

	2014	2013	2012
Buildings	$14,197,999	$11,870,184	$6,864,905
Machinery	51,900,300	36,604,659	31,671,810
Vehicles	1,803,008	1,076,025	758,377
Plant and equipment	4,823,706	2,469,522	1,011,018
Software	43,858	83,606	81,866
Construction in progress	18,397,073	15,059,369	7,734,753
	91,165,944	67,163,365	48,122,729
Less: Accumulated depreciation	(14,726,156)	(9,869,487)	(5,633,425)

Net book value	$76,439,788	$57,293,878	$42,489,304

Borrowing costs capitalized during the years ended June 30, 2014, 2013 and 2012 were $824,669, $243,362 and $28,578, respectively.

Buildings with net book value of approximately $313,286, $328,618 and nil were used as collateral of short term bank borrowings for the years ended June 30, 2014, 2013 and 2012, respectively.

The depreciation expenses for the years ended June 30, 2014, 2013 and 2012 were $4,816,403, $4,055,295 and $3,202,477, respectively.

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 7 - Land Use Rights

	2014	2013	2012
Land use rights	$5,982,880	$5,478,417	$2,596,356
Less: Accumulated amortization	(258,244)	(215,651)	(171,478)

Land use rights - net	$5,724,636	$5,262,766	$2,424,878

Land use rights with net book value of approximately $2,394,716, $2,435,879 and $1,917,523 were used as collateral of short term bank borrowings for the years ended June 30, 2014, 2013 and 2012, respectively.

The amortization expenses for the years ended June 30, 2014, 2013 and 2012 were $41,600, $39,927 and $31,803, respectively.

Years ending June 30,
2015	$41,600
2016	41,600
2017	41,600
2018	41,600
2019	41,600
Thereafter	5,516,636

Total	$5,724,636

Note 8 - Trade and other payables

	2014	2013	2012

Notes payable	$13,073,063	$969,587	$28,324,129
Trade payables	19,658,604	19,188,011	12,049,195
Accruals	408,406	390,259	234,707
Other taxes payable	853,681	477,006	627,178
Other payables	1,857,056	6,311,746	2,135,056

	$35,850,810	$27,336,609	$43,370,265

Note 9 - Due to a Shareholder

The amount due to a shareholder is unsecured, interest free and has no fixed repayment date.

Note 10 - Bank Borrowings

As of June 30, 2014, 2013 and 2012, the Company had short-term borrowings from banks which were repayable within one year and charged at interest rates ranging from 3.9% to 8.7%, from 2.5% to 9.0% and from 2.5% to 10.4% per annum, respectively. Such borrowings primarily consist of loans denominated in Renminbi, and U.S. dollars. Bank borrowings are secured over certain bank deposits, certain trade receivables, certain plant and machinery, and certain land use rights. The bank borrowings are guaranteed by a number of unrelated parties, key management of the Company and the ultimate controlling party of the Company.

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 11 - Convertible Bonds

The Company has entered into a series of securities purchase agreements dated January 31, 2011, May 16, 2011 and June 30, 2011 with certain investment funds, pursuant to which it has issued certain bonds for an aggregate principal amount of $18,000,000. Details of the convertible bonds issuance are as follows:

	First batch	Second batch	Third batch
Issue date	January 31, 2011	May 16, 2011	June 30, 2011
Principal amount	$ 4 million	$ 10 million	$ 4 million
Interest rate	6% per annum	6% per annum	6% per annum
Type	Unsecured convertible bond	Unsecured convertible bond	Unsecured convertible bond
Conversion Date	Within 3 years after issue date	Within 3 years after issue date	Within 3 years after issue date
Underlying share	Ordinary Share	Ordinary Share	Ordinary Share
Guaranteed interest rate at maturity	15% per annum	15% per annum	15%per annum
Conversion price	$ 0.8625 per share[1]	$ 1.04 per share[1]	$ 1.04 per share[1]
Adjustments to conversion price	In the event of a share split, share dividends, reverse share split or similar transaction, the Conversion Price shall be automatically adjusted proportionately.

Upon the issuance of new share or other equity-linked instruments at a price lower than the then existing Conversion price or on terms more favourable, the Conversion price shall be automatically adjusted downward to the same prices as that of the new equity.
Number of shares convertible	Number of shares convertible = (Principle + 6% conversion interest compounded annually) / Conversion price If an IPO occurs on or before the eighteen (18) month anniversary of the closing date of the initial closing, no conversion interest shall be payable for the first 18 months period.
Payment condition when conversion right is not exercised until maturity date	On the maturity date the Company shall pay Guaranteed interest, calculated from initial issue date and compounded annually, on the then outstanding and unconverted principal amount.
Put option	In the event that an IPO has not been consummated on or prior to the two-year anniversary of the original issue date, the holder of note shall have the right exercisable for a thirty (30) day period following the two-year anniversary of the original issue date to require the Company to redeem with 15% interest rate per annum.

1The conversion price is adjusted by the bonus shares

	2014	2013	2012
Current portion	$27,375,750	$27,219,551	$-
Non-current portion	-	-	27,182,551

	$27,375,750	$27,219,551	$27,182,551

The carrying amount of the convertible bonds at the balance sheet date is derived as follows:

Face value of convertible bonds	$18,000,000	$18,000,000	$18,000,000
Loss on valuation of convertible bonds	9,375,750	9,219,551	9,182,551

	$27,375,750	$27,219,551	$27,182,551
Loss on valuation of convertible bonds:
At beginning of year	$9,219,551	$9,182,551	$6,742,268
Provided for the year	156,199	37,000	2,440,283

At end of year	$9,375,750	$9,219,551	$9,182,551

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 12 - Share Capital

All issued ordinary shares are fully paid. On May 26, 2011, the Company issued bonus shares by way of capitalization of additional paid-in capital amounting to $5,133,505.

Under the new Hong Kong Companies Ordinance (Cap. 622), which commenced operation on 3 March 2014, the concept of authorised share capital no longer exists. In accordance with section 135 of the new Hong Kong Companies Ordinance (Cap. 622), the Company’s shares no longer have a par or nominal value with effect from 3 March 2014. There is no impact on the number of shares in issue or the relative entitlement of any of the members as a result of this transition. In accordance with the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622) on 3 March 2014 any amount standing to the credit of the share premium account has become part of the Company’s share capital. An amount of $3,665,212 has been transferred from additional paid-in capital to share capital.

Note 13 - Income Taxes

The income tax provision consisted of the following:

	2014	2013	2012
Current income tax expense	$1,784,278	$4,250,820	$4,826,593
Deferred taxation	822,200	(94,179)	(305,753)

	$2,606,478	$4,156,641	$4,520,840

The difference between the income tax expenses and the expected income tax computed at statutory Enterprise Income Tax rate (“EIT”)of the PRC was as follows:

	2014	2013	2012
Income before income taxes	$9,434,787	$15,862,377	$14,992,414
Income tax computed at statutory EIT rate (25%)	2,358,696	3,965,594	3,748,104
Effect of different tax rates available to different jurisdictions	23,964	(10,150)	271,769
Non-deductible expenses	25,773	6,105	402,647
Change in valuation allowance and others	198,045	195,092	98,320

Income tax expenses	$2,606,478	$4,156,641	$4,520,840

Dividends paid by Jiangsu Delta to the Company are subject to the withholding tax of 5%. The Company’s PRC entities historically have not paid any dividends.

The tax effects of temporary differences that give rise to the Company’s net deferred tax assets and liabilities are summarized as follows:

	2014	2013	2012
Deferred tax assets
Current portion:
Receivables provision	$449,509	$344,371	$236,181
Tax losses carried forward	207,868	187,121	212,930
Less: Valuation allowance	-	-	-

Total deferred tax assets	$657,377	$531,492	$449,111

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 13 - Income Taxes (Continued)

	2014	2013	2012
Deferred tax liabilities
Revenue cut-off difference derived from Value Added Tax reporting system to calculate PRC Corporation Income Tax in accordance with
the PRC State Administration of Taxation	$1,020,209	$74,967	$91,643

Total deferred tax liabilities	$1,020,209	$74,967	$91,643

Net deferred tax (liabilities) assets	$(362,832)	$456,525	$357,468

Note 14 - Earnings Per Share

The Company calculates earnings per share in accordance with ASC 260, Earnings Per Share, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Potentially dilutive common shares consist of convertible bonds (using the if-converted method) and exercisable warrants. The following table sets forth the computation of basic and diluted net income per common share:

	2014	2013	2012
Numerator:
Net income attributable to ordinary shareholders for computing
net income per ordinary share – basic	$6,828,308	$11,705,736	$10,471,574
Loss on valuation of convertible bonds	156,199	37,000	2,440,283

Net income attributable to ordinary shareholders for computing
net income per ordinary share – diluted	$6,984,507	$11,742,736	$12,911,857

Denominator:
Weighted average number of shares used in calculating net income per ordinary share – basic	40,000,000	40,000,000	40,000,000
Adjustments for
- Execution of convertible bonds	18,099,220	18,099,220	18,099,220
- Execution of stock warrant	92,753	92,753	92,753

Weighted average number of shares used in calculating net income per ordinary share – diluted	58,191,973	58,191,973	58,191,973

Net income per ordinary share – basic	$0.17	$0.29	$0.26

Net income per ordinary share – diluted	$0.12	$0.20	$0.22

Delta Advanced Materials Limited

Notes to Consolidated Financial Statements

For the years ended June 30, 2014, 2013 and 2012

Note 15 - Acquisition

On August 18, 2012, Zhengxin International and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin R&D was acquired by Jiangsu Delta from Zhengxin International at a consideration of $525,363 (RMB3.3 million). The acquisition of Jiangsu Zhengxin R&D was approved by the Danyang Bureau of Commerce on September 18, 2012 in accordance with “The Approval and Transfer of and the Alteration of Nature of Zhengxin New Material R&D Co., Limited”.

Assets acquired and liabilities assumed at the date of acquisition:
Cash and cash equivalents	$1,146
Property, plant and equipment	524,909
Trade and other payables	(72,330)

$453,725
Goodwill arising on acquisition:
Consideration transferred	$525,363
Less: Fair value of identifiable net assets acquired	(453,725)

$71,638
Net cash outflow on acquisition of subsidiary:
Consideration paid in cash	$525,363
Less: Cash and cash equivalents acquired	(1,146)

$524,217

Note 16 - Commitments

	2014	2013	2012
Capital commitments
Capital expenditures contracted for are analyzed as follows:
Contracted but not provided for:
Property, plant and equipment	$8,180,814	$12,582,246	$11,286,183

Note 17 –Related party transactions

In addition to the information disclosed elsewhere in the financial statements, the following transaction took place between the Company and related parties at terms agreed between the parties:

Guarantees in favour of the Company’s bank borrowings were received from a key management for the year ended June 30, 2014.

Guarantees in favour of the Company’s bank borrowings were received from the ultimate controlling party for the years ended June 30, 2014, 2013 and 2012.

The immediate and ultimate controlling party of the Company is Mr Chao Xin.

Note 18 - Subsequent Events

On September 11, 2014, the Board of Directors approved an interim cash dividend of $35,000,000 (or $0.875 per share) be declared to the shareholders as at the same date.

On September 16, 2014, the holders of the Company entered into a stock purchase agreement to merge the Company with CIS Acquisition Ltd.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

CIS Acquisition Ltd. (“CIS”) is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Acquisition.

The following unaudited pro forma condensed combined balance sheet combines the audited consolidated historical statement of financial position of Delta Advanced Materials Limited (“Delta”) as of June 30, 2014 with the unaudited historical balance sheet of CIS as of April 30, 2014, giving effect to the Acquisition as if it had been consummated as of June 30, 2014.

The following unaudited pro forma condensed combined statement of operations combines the audited historical statement of operations and comprehensive income of Delta for the year ended June 30, 2014 with the unaudited historical statement of operations of CIS for the year ended April 30, 2014, giving effect to the Acquisition as if it had occurred on July 1, 2013.

The historical financial information has been adjusted to give effect to the final events that are related and/or directly attributable to the Acquisition, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Acquisition.

The historical financial statements of Delta and CIS have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and presented in US Dollars. The unaudited pro forma condensed combined financial statements included herein are prepared under US GAAP and presented in US Dollars. Following the consummation of the Acquisition, the combined entity intends to prepare its consolidated financial statements under US GAAP and present such consolidated financial statements in US Dollars.

The historical financial information of Delta was derived from the audited financial statements of Delta for the years ended June 30, 2014, 2013 and 2012, included elsewhere in this Shell Company Report. The historical financial information of CIS was derived from the unaudited financial statements of CIS as of and for the six months ended April 30, 2014 and the audited financial statements of CIS for the year ended October 31, 2013, for the period from November 28, 2011 (inception) through October 31, 2012 and for the period from November 28, 2011 (inception) through October 31, 2013, included elsewhere in this Shell Company Report. This information should be read together with Delta’s and CIS’s financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Delta,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CIS ” and other financial information included elsewhere in this Shell Company Report.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

In the Acquisition, CIS acquired 100% of the issued and outstanding equity interests of Elite Ride Limited (“Elite”), of which Delta is a wholly owned subsidiary. As a result, following the Acquisition, Delta became a wholly-owned subsidiary of CIS. In exchange, the holders of the all of the outstanding shares of Elite immediately prior to the Acquisition received consideration consisting of:

(i) 6,060,000 shares of CIS common stock (the “CIS Share Consideration”). Of the CIS Share Consideration, 4,560,000 shares were fully vested and issued upon the closing, and 1,500,000 shares (“Earnout Shares”) were issued and held in escrow, deemed not outstanding, and shall be released from escrow if the post merger Company’s adjusted net income (as defined) meets the targets as follows: (a) 500,000 shares shall be released from escrow based if the Company achieves Adjusted Net Income of at least $8 million for the period starting July 1, 2014 and ending June 30, 2015, (b) 500,000 shares shall be released from escrow if the combined company achieves Adjusted Net Income of at least $9.2 million for the period starting July 1, 2015 and ending June 30, 2016 and (c) 500,000 shares shall be released from escrow based if the combined company achieves Adjusted Net Income of at least $10.6 million for the period starting July 1, 2016 and ending June 30, 2017.

(ii) upon the exercise of the CIS outstanding public warrants and warrants issued to the CIS Sponsor, the Company shall distribute the proceeds of any such exercise to the former holders of Delta, (as defined) (“Warrant Proceeds Consideration”). In connection with the Closing, 4,500,000 warrants owned by the CIS Sponsor (“Placement Warrants”) were amended to (a) provide that such Placement Warrants may be redeemed at a price of $17.50 per share, and (b) provide that such Sponsor Warrants may not be exercised on a cashless basis, and

 (iii) CIS and the CIS Sponsor entered into a call agreement (the “Call Agreement”) mutually acceptable to the Company, the former holders of Delta and the CIS Sponsor pursuant to which the Company shall be permitted, on a date which is between the 360th and 390th after the Closing Date, to require the CIS Sponsor to sell to it, at a price of $5.00 per share, up to 1,500,000 shares of the Company’s common stock (the “Call Option”).

Concurrently with the Acquisition, CIS issued 500,000 shares of CIS Common Stock to Kyle Shostak and CIS Acquisition Holding Co. Ltd. (collectively, the “CIS Sponsor”) and (the “CIS Sponsor Shares”), proportionally in accordance with their ownership in CIS. In addition, if the 10 trading day volume weighted average price of the CIS Common Stock (the “VWAP”) is lower than $5.00 per share on the principal stock exchange on which such stock is traded on the earlier to occur of (i) the 395th day after the closing and (ii) the 30th day after the SEC declares a registration statement filed by CIS effective during the first 12 months after the closing,  then CIS will issue the CIS Sponsor, proportionally in accordance with their respective share ownership in CIS, an additional number of shares of CIS Common Stock equal to  (i) $5.00 minus the VWAP, divided by the VWAP, multiplied by (ii) the lesser of (a) 1,500,000 and (b) the total number of shares of CIS Common Stock owned by CIS Sponsor on such date. The total number of CIS Common Stock will be reduced by the number of shares CIS Sponsor sells during 13 months post-closing.

The pro forma balance sheet reflects the issuance of the CIS Acquisition Share Consideration and the CIS Sponsor Shares, but does not reflect the Warrant Proceeds Consideration or the shares which might be exchanged in connection with the Call Option.

Pursuant to the terms of the Acquisition, the holders of Delta or their affiliates purchased 500,000 shares of CIS’s Class A shares from public shareholders and Delta agreed that upon the closing, that it would have ) indebtedness for borrowed money not in excess of $85,000,000, (b) no shareholder indebtedness (c) trade and other payables not in excess of $40,000,000, (d) advances from customers not in excess of $2,000,000, (e) tax and deferred tax liabilities not in excess of $2,500,000, (f) dividend payable of $35,000,000 and (g) not less than $7,500,000 in unrestricted cash on the balance sheet post dividend.

As a result of the Acquisition, the former holders of Delta own approximately 72.0% of CIS’s common stock outstanding immediately after the Acquisition, and the other CIS stockholders own approximately 28.0% of CIS’s outstanding common stock, based on the number of shares of CIS common stock outstanding as of June 30, 2014.

The Acquisition was accounted for as a reverse acquisition in accordance with US GAAP. Under this method of accounting, CIS was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Delta comprising the ongoing operations of the combined entity, Delta senior management comprising the senior management of the combined company, and the former holders of Delta having a controlling interest in terms of the voting power of the combined entity. In accordance with guidance applicable to these circumstances, the Acquisition was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Acquisition was treated as the equivalent of Delta issuing stock for the net assets of CIS, accompanied by a recapitalization. The net assets of CIS will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Acquisition will be those of Delta.

Included in the weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 4,560,000 shares of CIS common stock issued to the former holders of Delta in exchange for their shares in Delta. The weighted average shares outstanding exclude 1,500,000 shares that were issued and considered not outstanding, as such shares are subject to forfeiture. These shares are held in escrow.

CIS ACQUISITION LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2014

	Note A	Note B
	Delta Advanced	CIS Acquisition	Pro Forma Adjustments		Pro Forma Balance
	Materials Limited	Ltd.	Adjustment	Note	Sheet As Adjusted

ASSETS

Current assets:
Cash and cash equivalents	$9,045,950	$12,648	41,622,401	1	$13,639,999
			(30,000)	3
			(36,400,000)	4
			(611,000)	7
Restricted cash	22,855,107	-	-		22,855,107
Trade and other receivables	77,745,875	-	-		77,745,875
Prepaid expenses and other current assets	-	36,333	-		36,333
Inventories	14,062,567	-	-		14,062,567
Total current assets	123,709,499	48,981	4,581,401		128,339,881

Property, plant and equipment	76,439,788	-	-		76,439,788
Land use rights	5,724,636	-	-		5,724,636
Deferred tax assets	657,377	-	-		657,377
Restricted investments and cash equivalents held in trust account	-	41,622,401	(41,622,401)	1	-
Total assets	$206,531,300	$41,671,382	$(37,041,000)		$211,161,682

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Trade and other payables	$35,850,810	$191,674	-		$36,042,484
Dividend payable	-	-	35,000,000	2	35,000,000
Advances from customers	1,776,624	-	-		1,776,624
Due to a shareholder	2,857,432	-	(2,857,432)	8	-
Loan payable - related party	-	30,000	(30,000)	3	-
Borrowings	81,377,050	-	-		81,377,050
Income tax payables	814,051	-	-		814,051
Deferred tax liabilities	1,020,209	-	-		1,020,209
Convertible bonds - current portion	27,375,750	-	(27,375,750)	8	-
Total current liabilities	151,071,926	221,674	4,736,818		156,030,418

Long-term liabilities:
Warrant liability	-	3,185,000	-		3,185,000
Total long-term liabilities	-	3,185,000	-		3,185,000

Total liabilities	151,071,926	3,406,674	4,736,818		159,215,418

Class A shares, $0.0001 par value, subject to possible redemption or tender	-	36,400,000	(36,400,000)	4	-

Stockholders' equity:

Class A shares, $0.0001 par value	-	164	(164)	4	-
Ordinary shares	-	-	164	4	704
			506	5
			34	7
Share Capital	8,852,713	-	(39,085,895)	5	-
			30,233,182	8
Additional paid-in capital	-	5,563,747	39,085,389	5	40,338,899
			(3,699,203)	6
			(611,000)	7
			(34)	7
Statutory reserves	6,196,949	-	-		6,196,949
Retained earnings	34,370,050	-	(35,000,000)	2	(629,950)
Accumulated deficit	-	(3,699,203)	3,699,203	6	-
Accumulated other comprehensive income	6,039,662	-	-		6,039,662
Total stockholders' equity	55,459,374	1,864,708	(5,377,818)		51,946,264

Total liabilities and stockholders equity	$206,531,300	$41,671,382	$(37,041,000)		$211,161,682

See footnotes to unaudited pro forma condensed combined financial statements

CIS ACQUISITION LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended June 30, 2014

	Note A	Note B
	Delta Advanced		Pro Forma Adjustments		Pro Forma Income
	Materials Limited	CIS Acquisition Ltd.	Adjustment	Note	Statement As Adjusted

Revenues	$175,327,717	$-	$-		$175,327,717
Cost of Sales	157,904,729	-	-		157,904,729
Gross Profit	17,422,988	-	-		17,422,988

Operating expenses:

Selling expenses	2,306,021	-	-		2,306,021
Legal and professional fees	-	306,326	-		306,326
Office expense - related party	-	90,000	-		90,000
General and administrative expenses	3,482,027	55,293	-		3,537,320

Total operating expenses	5,788,048	451,619	-		6,239,667

Income (loss) from operations	11,634,940	(451,619)	-		11,183,321

Other income (expense):
Change in fair value of warrants	-	810,000	-		810,000
Interest expense	(4,000,626)	-	1,080,000	1	(2,920,626)
Interest income	1,948,743	15,420	-		1,964,163
Change in fair value of convertible bonds	(156,199)	-	156,199	2	-
Other gains/(loss) - net	7,929	-	-		7,929

Income before income taxes	9,434,787	373,801	1,236,199		11,044,787
Income taxes	(2,606,479)	-	(341,516)	3	(2,947,995)
Net income	$6,828,308	$373,801	$894,683		$8,096,792
Other comprehensive income:
Foreign currency translation adjustments	316,439	-	-		316,439
Comprehensive income	$7,144,747	$373,801	$894,683		$8,413,231

Basic net loss per share		$0.23			$1.20
Diluted net loss per share		$0.23			$1.20

Weighted average number of common shares outstanding - basic		1,636,000	5,397,059	4	7,033,059

Weighted average number of common shares outstanding - diluted		1,636,000	5,397,059	4	7,033,059

See footnotes to unaudited pro forma condensed combined financial statements

Pro Forma Adjustments to the Unaudited June 30, 2014 Audited Condensed Combined Balance Sheet

(A)	Derived from the audited balance sheet of Delta as of June 30, 2014.
(B)	Derived from the balance sheet of CIS as of April 30, 2014

(1)	To liquidate investments held in trust by CIS.
(2)	To record the dividend payable of $35,000,000 declared by Delta.
(3)	To record payment of related party loans payable of $30,000, net, due to CIS Acquisition Holding Co. Ltd. The balance of the related party loans as of the date of the pro forma were $150,000.
(4)	To reflect the use of cash in connection with the redemption of 3,500,000 Class A shares held by CIS public shareholders at $10.40 per share and the recharacterization of the remaining 1,636,000 Class A shares to ordinary shares.
(5)	To reflect the recapitalization of Delta through the issuance of 4,560,000 shares of CIS’s common stock, excluding 1,500,000 Earnout Shares held in escrow. Concurrently, with the Acquisition, CIS issued 500,000 shares of common stock to the CIS sponsor.
(6)	To eliminate the historical accumulated deficit of CIS of $3,699,203, the accounting acquiree.
(7)	To reflect the cash payment of estimated legal, financial advisory, accounting, printing and other professional fees and expenses incurred in connection with the Acquisition and to record the issuance of 337,059 shares of common stock to Chardan Capital Markets as M&A Advisory Compensation, valued at $3,464,967, or $10.28 per share (based upon the closing price of the CIS common stock on June 30, 2014).
(8)	To reflect the issuance of Delta Share Capital in exchange for the full amount of the convertible bonds and the amount due to shareholder, as if the exchange occurred on July 1, 2013.

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statement

(A)	Derived from the audited statement of comprehensive income of Delta for the year ended June 30, 2014.
(B)	Derived from the statement of operations of CIS for the six months ended April 30, 2014 and the year ended October 31, 2013.

(1)	Adjustment to reduce interest expense for the convertible bonds which were exchanged for Delta Share Capital, as if the transfer occurred on July 1, 2013.
(2)	Adjustment to remove the change in fair value of convertible bonds, because the convertible bonds were exchanged for Delta Share Capital, as if the exchange occurred on July 1, 2013.
(3)	Adjustment to increase income taxes for the increase in pro forma income before income taxes. The additional income tax expense was derived using the Company’s effective income tax rate of 28%.

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statement

(4)	As the Acquisition is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issued relating to the Acquisition have been outstanding for the entire period presented. In this calculation, the shares redeemed were retroactively adjusted to eliminate such shares for the entire period. Weighted average common shares outstanding – basic and diluted is calculated as follows:

Combined
CIS Acquisition public shares held by Delta's investors	500,000
Adjustment to public shares	(500,000)
CIS Acquisition public shares redeemed	(3,500,000)
CIS Acquisition public shares outstanding - IPO	4,000,000
CIS Acquisition shares outstanding - Founders	1,136,000
CIS Acquisition shares issued in merger to Delta investors - fully vested upon issuance	4,560,000
CIS Acquisition shares issued in merger to CIS Founders	500,000
CIS Acquisition shares issued as finders fee to Chardan	337,059
Shares outstanding	7,033,059

Of the Weighted Average Shares:
Percent of shares owned by Delta investors	72%
Percent of shares owned by other CIS stockholders, including public and others	28%

Weighted average shares calculation:
Delta Investors (excluding forfeitable shares)	5,060,000
CIS shares owned by other CIS stockholders, including public shares and others	1,973,059
Weighted average shares, basic and diluted	7,033,059

The computation of diluted income per share excludes the effect of warrants to purchase 8,500,000 common stock and the underwriter's option to purchase 280,000 Units because it could not be assumed for the period presented that the market price would have exceeded the strike price for these instruments.

EXHIBIT INDEX

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
10.1(2)	Stock Purchase Agreement by and among CIS Acquisition Ltd., Elite Ride Limited, Delta Advanced Materials Limited, and the shareholders of Elite Ride Limited, dated September 16, 2014
10.2	Registration Rights Agreement by and among CIS Acquisition Ltd. and the holders of Elite Ride Limited, dated September 19, 2014
10.3	Voting Agreement by and among CIS Acquisition Ltd., Elite Ride Limited, Delta Advanced Materials Limited, and certain shareholders of Elite Ride Limited dated September 19, 2014
10.4	Call Agreement by and among CIS Acquisition Ltd. and CIS Sponsors dated September 19, 2014
11.1(1)	Code of Ethics
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1(1)	Audit Committee Charter
99.2(1)	Compensation Committee Charter
99.3(1)	Governance and Nominating Committee Charter

(1)	Incorporated by reference to the registrant’s Registration Statement on Form F-1 (File No. 333-180224).
(2)	Incorporated by reference to the registrant’s Form 6-K (File No. 001-35755) filed on September 19, 2014.

98