Form 20-F
period 2015-06-30
Delta Technology Holdings Ltd
filed 2015-11-17
CIK 1543268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______________________

Commission File Number: 001-35755

Delta Technology Holdings Limited

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

(Address of principal executive offices)

Xin Chao

Chief Executives Officer

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

Email: chaoxin77@sina.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered

Ordinary Shares	NASDAQ Capital Market

Redeemable Ordinary Share Purchase Warrants	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable.

As of November 16, 2015, the issuer had 9,567,034 ordinary shares outstanding (including 1,500,000 ordinary shares subject to certain net income performance targets).

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

Yes ☒           No ☐

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

Yes ☐           No ☒

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

·	all references to the “Company,” “we,” “us,” “our company” and “our” refer to Delta Technology Holdings Limited, formerly CIS Acquisitions Ltd. (together with its subsidiaries and affiliated entities, except the contact indicates otherwise);

·	“Elite” refers to Elite Ride Limited, which is our wholly owned subsidiary and a company organized in the BVI;

·	“Delta” refers to Delta Advanced Materials Limited, a Hong Kong company, as well as Delta’s three wholly-owned operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), Jiangsu Delta Logistics Co., Ltd (“Jiangsu Logistics”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”).

·	“Acquisition” refers to our acquisition of Elite on September 19, 2014, pursuant to a share exchange transaction among us, Elite, Delta and shareholders of Elite;

·	“BVI” are to the British Virgin Islands;

·	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

·	“PRC” and “China” are to the People’s Republic of China;

·	“SEC” are to the Securities and Exchange Commission;

·	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

·	“Securities Act” are to the Securities Act of 1933, as amended;

·	“Renminbi” and “RMB” are to the legal currency of China;

·	“Hong Kong dollars,” “HKD” and “HK$” are to the legal currency of Hong Kong; and

·	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.1375 to US$1.00, the average exchange rate for the fiscal year ended June 30, 2015 as set forth on www.oanda.com. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

GLOSSARY OF TECHNICAL TERMS

To facilitate a better understanding of our business, the following glossary provides a description of some technical terms and abbreviations used in this annual report. The terms and their assigned meanings may not correspond to standard industry or common meanings or usages of these terms, as the case may be.

Benzene	An organic chemical compound with molecular formula C6H6. Its molecule is composed of 6 carbon atoms joined in a ring, with 1 hydrogen atom attached to each carbon atom.

Chlorobenzonitrile	A chemical element with molecular formula C7H4CLN, commonly used in producing medicine, pesticide, dye intermediate.

Chlorobenzyl chloride	A chemical element with molecular formula C7H6C12 and is commonly used as an intermediate for manufacturing organic compounds used in the end applications of pharmaceuticals, pesticides and dyes.

Chlorotoluene	A group of three isomeric chemical compounds with molecular formula C7H7Cl. They (ortho-chlorotoluene, meta-chlorotoluene, and para-chlorotoluene) consists of a disubstituted benzene ring with one chlorine atom and one methyl group.

Chlorine	A chemical element with symbol Cl and atomic number 17. Chlorine is in the halogen group and is the second lightest halogen after fluorine. The element is a yellow-green gas under standard conditions, where it forms diatomic molecules.

Fumaric acid	A chemical compound with molecular formula C4H4O4. It is a white crystalline compound which can be used as food additive and in the manufacture of polyester resins and polyhydric alcohols and as a mordant for dyes.

Hydrolyzed polymaleic acid	A brownish-yellow transparent liquid which is used as a scale-retarding and dispersing agent for water-cooling systems, oil field water-injection and low-pressure boilers and also as a rinsing agent for textiles.

Maleic Anhydride or MA	An organic compound with the formula C2H2(CO)2O. It is the acid anhydride of maleic acid and in its pure state it is a colourless or white solid with an acrid odour. It is mainly used in unsaturated resin, water treatment agents such as manufacture of paint, polyester resins, pesticides, and fumaric acid.

O-Chloro benzonitrile	A chemical compound with molecular formula C7H4CLN. It is used in dye intermediate, drug and fine chemicals.

O-chlorobenzaldehyde	A chemical compound with molecular formula C7H5CIO. It is a colourless or light yellow oily liquid mainly used as pharmaceutical material to produce o-chloro benzoyl, o-chloro benzoylchloride. It is also widely used to produce highly-effective acaricide in pesticide industry and pharmaceutical industry.

O-chlorobenzoic acid	A chemical compound with molecular formula C7H5CIO2. It is a white crystalline powder which can be used as preservative for glues and paints.

O-chlorobenzyl chloride	A chemical element with molecular formula C7H6CI2, commonly used in the production of o-benzyl, o-dichlorobenzene.

OCT	O-chlorotoluene, a colourless transparent liquid with a molecular formula of C7H7Cl. It is used as a solvent in making chemicals, pharmaceuticals, synthetic rubber and dyes, and as an insecticide and bactericide.

Phthalic anhydride	An organic compound with molecular formula C6H4(CO)2O. This colourless solid is an important industrial chemical, especially for the large-scale production of plasticizers for plastics.

PCT	P-chlorotoluene, a clear liquid with molecular formula CH3C6H4Cl. It is commonly used as a solvent and as an intermediate for organic synthesis (especially for dyes).

Styrene	An organic compound with a chemical formula of C8H8. It is a derivative of benzene and takes the form of a colourless oily liquid. It is used in the production of rubber, plastic, insulation, fiberglass, pipes and automobile.

Toluene	A clear, colourless liquid with a molecular formula of C7H8. It is widely used as an industrial feedstock and as a solvent.

UPR	Unsaturated polyester resin, a family of condensation polymers formed by the reaction of organic acids and alcohols in the presence of catalysts.

2,4DCT	2,4-Dichloro toluene, a clear liquid with molecular formula C7H6Cl2. It can be used as high boiling point solvent and as intermediate for the synthesis of various organic chemicals of chlorinated-nitrated pesticides and medicinal products.

3,4 DCT	3,4-Dichloro toluene, a clear liquid with molecular formula C7H6Cl2. It can be used as high boiling point solvent and as intermediate for the synthesis of various organic chemicals of chlorinated-nitrated pesticides and medicinal products.

2,4-Dichloro-chloride	A clear liquid with molecular formula C7H3Cl3O. It is used as an intermediate for the synthesis of pharmaceuticals, agrochemicals, rubber chemicals and dyes.

2,4-Dichlorobenzaldehyde	A pure, colourless, or slightly yellow crystalline with molecular formula C7H4Cl2O. It is primarily used for acid blue dye and pesticide diluted Hexaconazole.

2,4-Dichlorobenzonitrile	A white powder with molecular formula C7H3Cl2N. It is mainly used as a herbicide.

3,4-Dichlorobenzonitrile	A white and crystalline powder with molecular formula C7H3Cl2N. It is mainly used as an intermediate in the manufacture of highly effective herbicide and bactericide.

FORWARD-LOOKING STATEMENTS

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data present the results for the four fiscal years ended and as of June 30, 2015, 2014, 2013 and 2012. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

We have not included financial information for the year ended June 30, 2011, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended June 30, 2012, 2013, 2014 and 2015 and cannot be obtained without unreasonable effort or expense.

	For the Years Ended June 30,
	2015	2014	2013	2012
Statement of Income Date
Revenue	$202,009,160	$175,327,717	$124,218,213	$95,627,051
Cost of Sales	$(182,692,715)	$(157,904,729)	$(99,733,216)	$(69,686,610)
Gross Profit	$19,316,445	$17,422,988	$24,484,997	$25,940,441
Income from operations	$12,258,404	$11,634,940	$17,842,614	$19,088,375
Net Income	$5,135,757	$6,828,308	$11,705,736	$10,471,574
Comprehensive income	$5,372,660	$7,144,747	$13,315,616	$11,803,575
Earnings per share - basic	1.44	1.53	0.29	0.26
Earnings per share – diluted	1.44	1.53	0.20	0.22
Weighted average shares - basic	6,462,577	4,560,000	40,000,000	40,000,000
Weighted average shares – diluted	6,462,577	4,560,000	58,191,973	58,191,973

Balance Sheet Data
Working Capital (deficiency)	$(10,419,909)	$(27,362,427)	$(14,773,509)	$16,818,269
Total assets	$225,724,786	$206,531,300	$167,039,000	$143,644,914
Total liabilities	$167,316,820	$151,071,926	$118,724,373	$108,645,903
Total equity	$58,407,966	$55,459,374	$48,314,627	$34,999,011

Exchange Rate Information

We conduct our business in China and substantially all of our revenues are denominated in Renminbi. However, periodic reports will be expressed in U.S. dollars using the then current exchange rates. This Annual Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the Renminbi amounts referred to in this Annual Report could have been or could be converted into U.S. dollars at any particular rate or at all. On November 16, 2015, the daily exchange rate reported on wwww.oanda.com was RMB6.3740 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period- End

Year ended June 30, 2015	6.1375	6.2080	6.0933	6.1088
Year ended June 30, 2014	6.1467	6.1922	6.0901	6.1577
Year ended June 30, 2013	6.2814	6.3872	6.1583	6.1882
Year ended June 30, 2012	6.3630	6.4773	6.2936	6.3197
Year ended June 30, 2011	6.6367	6.8205	6.4640	6.4640
May 2015	6.0839	6.0948	6.0748	6.0880
June 2015	6.0910	6.1010	6.0836	6.0888
July 2015	6.0906	6.1997	6.0847	6.1997
August 2015	6.3179	6.4028	6.1996	6.3785
September 2015	6.3592	6.3736	6.3459	6.3538
October 2015	6.3416	6.3527	6.3130	6.3185
November 2015 (through November 16, 2015)	6.3477	6.3740	6.3081	6.3740

Source: http://www.oanda.com/currency/historical-rates-classic?srccont=rightnav

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

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

The risks and uncertainties described below include all of the material risks applicable to us; however they are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to Our Business

We are subject to the PRC's environmental protection measures.

Our business activities produce certain pollutants such as waste water and waste gas, during the production process. The PRC has in recent years tightened its environmental protection measures to be more in line with steps taken by developed countries.

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

On October 20, 2012, Jiangsu Delta obtained the Pollutant Discharge Permit of Zhenjiang issued by the Environment Protection Agency of Dantu District, Zhenjiang City for discharge of the key production wastes, including inter alia, ammonia, nitrogen, totel phosphorus, petroleum waste, benzene, toluene, dimethylbenzene, chlorobenzene, soot, hydrochloric acid, hydrochloric acid, maleic anhydride and sulphur dioxide. Such discharges must be made in compliance with national environmental regulation. The Pollutant Discharge Permit is valid from May, 2015 to May, 2018, after which it will be due for renewal.

Additionally, our facilities may be subject to periodic and annual environmental inspections. Penalties may be imposed for the discharge of pollutants that fail to meet relevant environmental standards. The relevant governmental authorities may refuse to issue or renew a pollutant discharge permit if an enterprise fails environmental inspections and in cases of severe violation of environmental standards, are also empowered to shut down any enterprise that causes substantial environmental problems.

There is no assurance that the current PRC environmental protection laws and regulations will not be amended in the future. In June 2012, as the local environmental protection criteria were amended where more stringent standards were introduced by the relevant local authorities, Jiangsu Delta’s production activities were temporarily suspended for approximately 45 days to enhance its waste water treatment facilities in order to meet the revised standards. In July 2012, Jiangsu Delta was certified to have satisfied the new criteria and re-commenced its operations. If more stringent environmental protection laws and regulations are introduced in the future, incident as such might happen again and we may need to utilize significant financial and/or other resources to ensure compliance, which will result in an increase in our operating costs and have an adverse effect on our profitability and prospects.

Furthermore, if we are unable to comply with such stringent environmental protection standards, penalties (including fines and/or shutdown of processing facilities) may be imposed on us, which in turn may adversely affect our financial performance.

We depend on our key personnel for continued success.

We believe our success to date can largely be attributed to the contributions, expertise and experience of our key management team, which is headed by our Chairman and Chief Executive Officer, Xin Chao. He is responsible for identifying business opportunities and implementing overall business strategies to achieve our corporate goals.

Our key management team also includes Xin Chao, Changguang Wu, Jianmin Xia, Ming Chao and Hongming Dong. The continued success of our business is therefore dependent, to a large extent, on our ability to retain the services of our directors and executive officers. Each of Chao Xin, Wu Changguang and Ming Chao has more than 14 years of experience in the fine chemical and/or related industries. The loss of the services of our key personnel without a suitable and timely replacement, or the inability to attract and retain other qualified personnel, could adversely affect our operations and hence, our financial results.

We are subject to fluctuations in the prices of principal raw materials in our operations.

The key components and raw materials used in our production and manufacturing processes are Toluene, Chlorine, Benzene, Styrene and Phthalic Anhydride, Maleic Anhydride, Propylene glycol and Ethylene diglycol which in aggregate constituted approximately 75% of our total cost of sales. As these materials constitute key components of our manufacturing processes, any fluctuation in the prices of such raw materials which may in turn have an impact on our production costs. In line with industry practice, we do not have long-term supply contracts with our suppliers. A shortage of any key raw materials or components could limit our production, and is likely to increase the costs of our products, thereby depressing the margins for our products. Further, although we produce a number of intermediary materials such as MA, PCT and OCT in-house for the production of PCT/OCT downstream products and UPR products, there can be no assurance that we will be able to continue to do so in a cost-effective manner.

There is no assurance that we will be able to obtain an adequate supply of key raw materials at competitive prices. Market prices of such raw materials may also be volatile due to factors beyond our control, such factors include, inter alia, general economic conditions, changes in the level of global demand and the availability of supply. Any substantial increase in the prices of these raw materials is likely to have a material adverse impact on our production costs. In the event of any significant increase in the cost of such raw materials, and should we be unable to pass on such costs to our customers on a timely basis, our business, profitability and financial performance will be adversely affected.

We are vulnerable to fluctuations in the prices of our products.

We are subject to fluctuations in demand for our products and services due to a variety of factors, including general economic conditions, competition, product obsolescence, shifts in buying patterns, financial difficulties and budget constraints of our actual and potential customers and other factors. Some of our products may experience great price fluctuation.

While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact in product sales. If demand for our products declines or the prices of our products decline because of general economic conditions or for other reasons, our revenues and gross margin could be adversely affected.

We may be affected by disruptions to our processing facilities.

Our processing facilities are located at Zhenjiang City, Jiangsu Province, the PRC. The production facilities are subject to operational risks, such as industrial accidents, which could cause personal injury or loss of human life, the breakdown or failure of equipment, power supplies or processes, performance below expected levels of output or efficiency, obsolescence, labor disputes, natural disasters and the need to comply with relevant regulatory and requirements. From time to time, e may need to carry out planned shutdowns of our processing plants for routine maintenance, statutory inspections and testing and may need to shut down various plants for capacity expansions and equipment upgrades. In addition, due to the nature of our business, and despite compliance with requisite safety requirements and standards, the production process is still subject to operational risks, including discharges or releases of hazardous substances, exposure to contamination and leakages from other factories and operations in the vicinity. These operational risks may cause personal injury or loss of human life and could result in the imposition of civil and criminal penalties. The occurrence of any of these events could have a material adverse effect on the productivity and profitability of a particular production facility and on our business, results of operations and financial condition.

Although we have taken precautions to minimize the risk of any significant operational problems at our production facilities, there can be no assurance that our business, results of operations and financial condition may not be adversely affected by disruptions caused by operational hazards at our production facilities, or at other factories and facilities in the vicinity. Moreover, our production processes are continuously being modified and updated. As a result of manufacturing process updates and improvements, from time to time, we may experience shutdowns, and disruptions to the operations.

The occurrence of any of the above events may cause us to stop or suspend our processing operations and we may not be able to deliver the products to our customers on a timely basis, which would have an adverse impact on its business, financial position and profitability.

Our insurance coverage may not adequately protect us against certain operating and other hazards which may have an adverse effect on our business.

We make substantial investments in complex manufacturing and production facilities and transportation equipment. Many of the production processes, raw materials and certain finished products are potentially destructive and dangerous in uncontrolled or catastrophic circumstances, including operating hazards, fires and explosions, and natural disasters such as typhoons, floods, earthquakes and major equipment failures for which insurance may not be obtainable at a reasonable cost or at all. We maintain insurance policies covering losses due to fire and other calamities. We also maintain insurance policies for fixed assets, such as vehicles, machineries, facilities and buildings which cover against damage caused by certain accidents and natural disasters. Should an accident or natural disaster occur, it may cause significant property damage, disruption to operations and personal injuries and our insurance coverage may be inadequate to cover such loss. Should an uninsured loss or a loss in excess of insured limits occur, we could suffer from damage to our reputation or lose all or a portion of production capacity as well as future revenues anticipated to derive from the relevant facilities. While we maintain coverage from insurance policies for our production facilities which are in line with the industry norms, we cannot assure you that our insurance coverage would be sufficient to cover all our potential losses.

Our profitability may be affected by a failure to compete effectively in a competitive environment.

We operate in a highly competitive environment and are subject to competition from both existing competitors and new market entrants. Rapid technological advances and aggressive pricing strategies by our competitors may continue to increase competition. In order to remain competitive, we must continue to improve our materials supply chain, foster production self-sufficiency, upgrade technology and manufacturing process and introduce new products to the market in a timely manner. Our ability to do so depends on factors both within and outside of our control and may be constrained by the distinct characteristics and production requirements of individual products. There can be no assurance that we will be able to continue to improve production efficiency and maintain reasonable margins for all of our existing products, or that we will be able to successfully introduce new products that are able to command higher margins. Some of our competitors may have superior financial, marketing, manufacturing, research and development and technological resources, greater brand name recognition and larger customer bases than it.

Accordingly, these competitors may have the ability to respond more quickly to new or emerging technologies, adapt more quickly to changes in customer requirements and devote greater resources to the development, promotion and sales of their products and/or services. There is no assurance that we will be able to continue competing successfully against present and future competitors.

Our management believes that the important factors to achieving success in our industry include maintaining customer loyalty by cultivating long-term customer relationships and maintaining the quality of our products and services. If we are unable to attain these, we may lose customers to our competitors and this will adversely affect our market share. Increased competition may also force us to lower our prices, thus reducing our profit margins and affecting our financial performance and condition. Such competition may have a material adverse effect on our business, financial position and results of operations.

Our business may be adversely affected if our customers place lower than expected orders.

As is customary in our industry, we do not obtain firm and long-term volume purchase commitments from our customers. Although we may from time to time enter into sales agreements with our key customers which normally include general terms of sale, specification requirements and pricing policy, such agreements generally do not specify a minimum purchase volume or a specific purchase price. The precise terms for each shipment, such as pricing, product specifications and quantities, are normally confirmed at the time each order is placed.

Accordingly, we face the risk that our customers might place lower than expected orders, if at all, or cancel existing plans for orders. Although the customers might be contractually obliged to purchase products on specific terms from us for particular orders, we may be unable to or, for other business reasons, choose not to enforce our contractual rights if the customers terminate their orders. Cancellations, reductions or instructions to delay production by a significant customer could materially and adversely affect our results of operations by reducing our sales volume, as well as by possibly causing a delay in the customers’ repayment of our expenditures for inventory and resulting in lower utilization of the manufacturing facilities, all of which may result in lower gross margins.

Our reputation may suffer if we fail to manufacture products within the acceptable quality range and optimal production yields.

Product quality can be affected by a number of factors, including the level of contaminants in the manufacturing environment, the contamination of raw materials, equipment malfunction, process adjustments made to manufacture new products, interruptions in availability of utilities, deficiencies in quality control and inadequate sample testing. Many of our customers require stringent quality requirements in the procurement of their supplies.

We have in place stringent quality control processes as set out in the section “Quality Control” of this report and ensure that our raw materials, manufacturing systems and processes and products meet the highest standards of quality. If we fail to maintain high quality production standards, our reputation may suffer and customers may cancel their orders or return their products for replacement, which will materially and adversely affects our results of operations and financial condition.

We may be unable to adapt to technological changes and other industry standards.

We operate in a technologically dependent industry and are required to quickly adapt to technological changes and industry standards as well as the changing needs of customers. In the event that we are unable to keep up with the technological developments and develop new products on time, or if we fail to anticipate and adapt to changes in our customers’ requirements, our current products and technology may face the risk of becoming obsolete and we would not be able to fully meet our customers’ needs. This may then result in a decrease in demand for our products and have a negative impact on our financial performance.

We may be exposed to risk of infringement of our intellectual property rights.

We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we may take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition, results of operations and prospects. As of the date of this report, we own nine patents in respect of UPR production and are in the midst of applying for four more patents.

Although our senior management personnel would, under the relevant PRC laws relating to duties of directors or the terms of their employment contracts, have a general duty of confidentiality, there is no assurance that there will be no unauthorized disclosure of our trade secrets or other proprietary information. In the event that there is a leakage of such trade secrets or proprietary information to our competitors and other third parties, it may limit our ability to maintain our competitive edge and to grow our business.

Further, as we have not yet received patent protection for some of our proprietary information, there is no assurance that we will obtain adequate remedies in the event of an unauthorized disclosure of the proprietary information to our competitors or other third parties. Should there be a loss of proprietary information, our operations, financial position and prospects may be adversely affected.

We may not be able to ensure the successful implementation of our future plans and strategies.

We intend to expand product lines and our distribution network. Such initiatives involve various risks including but not limited to the investment costs in establishing a distribution network within the PRC, setting up of new production facilities and offices and working capital requirements. There is no assurance that such future plans can be successfully implemented as the successful execution of such future plans will depend on several factors, some of which are not within our control, such as retaining and recruiting qualified and skilled staff, and the continued demand for our products by our customers. Failure to implement any part of our future plans or executing such plan costs effectively, may lead to a material adverse change in our operating environment or affect our ability to respond to market or industry changes, which may, in turn, adversely affect our business and financial results.

We are exposed to the credit risks of our customers.

Our business and financial results are dependent on the credit worthiness of our customers and this risk increases with, inter alia, the customer’s proportion of purchases from us. We usually offer our customers credit terms of up to 120 days. Although there has not been any material collection problem for trade receivables or any other allowance for doubtful debts during the past three fiscal years, there is no assurance that we will not encounter bad debt problems in the future. Should we experience any unexpected delay or difficulty in collections from our customers, our cash flow and financial results may be adversely affected.

In addition, any deterioration in the financial position of our customers may materially affect our profits and cash flow as these customers may default on their payments to us. We cannot assure you that such defaults will not increase in the future or that we will not experience cash flow problems as a result of such defaults. Should these develop into actual events, our business and financial results will be adversely affected.

We may require additional funding for future growth.

Our business and the nature of the industry in which we operate may require us to make substantial capital expenditures in terms of both plants, equipment and for research and development capabilities. In particular, we may expand our production capacity in certain of our production facilities to cater to the expected increase in demand. These capital expenditures will be spent in advance of any additional sales to be generated by new or upgraded production facilities as a result of these expenditures. There is a risk that we may in the future incur operating losses if our net operating revenue does not adequately recover our capital expenditures.

In connection with our business strategy, we have continued to make regular capital investments and expenditures. We expect to incur further capital expenditures for FY2016 in connection with the construction and the expansion of production facilities.

The additional funding and capital expenditures is expected to be funded from proceeds from existing cash balances and credit lines, cash inflow from operations and existing and future bank borrowing. However, in the event of adverse market conditions in the future or changes in our growth, manufacturing process, product technologies, prices of machinery and equipment or interest rates, our actual expenditures may exceed our planned expenditures and we may not have sufficient sources of liquidity to effect the current operational plan and would need to secure additional financing from external sources. Our failure to obtain any required financing could impair our ability to both serve our existing clients base and develop new clients and could result in both a decrease in revenue and an increase in our loss.

To the extent that we require financing, we would intend to seek funding for our capital needs through the issuance of debt, preferred stock, common equity, loan guarantees, or a combination of these types of instruments. We may also seek to obtain financing through a private placement or a public offering, a consequence of which could include the sale or issuance of stock to third parties. To the extent additional funding is required, we cannot assure you that it will be able to get additional financing on any terms acceptable to us, and, if it is able to raise funds, it may be necessary for us to sell our securities at a price which is at a significant discount from the market price and on other terms which may be disadvantageous to us. In connection with any such financing, we may be required to provide registration rights to the investors. The price and terms of any financing which would be available to us could result in the issuance of a significant number of shares. If we are required to issue a significant number of shares, stockholders could suffer substantial dilution.

We are dependent on our “DELTA” brand.

We rely on our “DELTA” brand in the marketing and distribution of our products. We believe that we have built significant goodwill in our brand in terms of the quality of products and services and it is widely recognized by the fine chemical industry in the PRC. We consider our “DELTA” brand to be vital in promoting product recognition and customer loyalty. Hence, if there are any major defects in our products or adverse publicity on our brand, the goodwill in our brand will be adversely affected and our customers may lose confidence in our products. This will adversely affect our sales of products, hence affecting our business and financial performance.

In order to protect our trademark, we have applied to register our “DELTA” label as a trademark in the PRC. We rely on PRC trademark laws but there is no assurance that this means of protecting our trademark will be effective or that our competitors will not adopt product names or trademarks that are similar to that of ours. We are also vulnerable to attempts by third parties to pass off their products as ours by using our trademark. Adequate protection of our intellectual property is important to our business. Although we may take legal action against those who infringe our intellectual property rights, it may need to incur substantial time and resources and there is no assurance that we will be able to stop or prevent such infringement completely. Unauthorized use of our trademarks could adversely affect our performance and business reputation. Should such counterfeit products be of inferior quality, the goodwill in our brand may be eroded. Hence, our business and financial performance will be adversely affected if we are unable to protect our intellectual property rights effectively.

Defective or non-compliant products may lead to negative publicity which would adversely affect our business and profits.

Our products are sold mainly to manufacturers. Although we have not faced any adverse claims or complaints regarding our products to-date, there can be no assurance that our products will not cause personal injury or health complications on users. Further, in the event that our products are defective or non-compliant with specifications, we may be liable to complaints, lawsuits and claims from our customers which in turn could generate negative publicity and materially and adversely affect our business and financial condition. Any successful product liability claim against us may adversely affect our business and reputation. A product liability claim, even without merit, could result in us incurring significant expenses and expending substantial time and efforts of our management in defending such a claim. Even if we are able to successfully defend any such claim, there can be no assurance that our customers will not lose confidence in our products, thereby affecting our business and reputation.

Because our contracts are individual purchase orders and not long-term agreements, the results of our operations can vary significantly from quarter to quarter.

We currently do not have any long-term contracts with our customers for our products. While we do not depend on any single customer for a significant portion of our revenues, there is a risk that existing customers will elect not to do business with us in the future or will experience financial difficulties. There is also a risk that our customers will attempt to impose new or additional requirements on it that reduce the profitability of those customers for us. If we do not develop relationships with new customers, we may not be able to increase, or even maintain, our revenue, and our financial condition, results of operations, business and/or prospects may be materially adversely affected.

Potential claims alleging infringement of third party’s intellectual property by us could harm our ability to compete and result in significant expense to us and loss of significant rights.

From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. Any claims that our products or processes, whether in relation to the specific circumstances set out above or otherwise, infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending, and resolving such claims, and may divert the efforts and attention of our management and technical personnel away from the business. As a result of such intellectual property infringement claims, we could be required or otherwise decide it is appropriate to pay third-party infringement claims; discontinue manufacturing, using, or selling particular products subject to infringement claims; discontinue using the technology or processes subject to infringement claims; develop other technology not subject to infringement claims, which could be time-consuming and costly or may not be possible; and/or license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms. The occurrence of any of the foregoing could result in unexpected expenses or require us to recognize an impairment of our assets, which would reduce the value of the assets and increase expenses. In addition, if we alter or discontinue the production of affected items, our revenue could be negatively impacted.

Risks Relating to Doing Business in the PRC

Our subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors.

Our PRC subsidiaries, Jiangsu Delta, Jiangsu Logistic and Binhai Deda were established in the PRC, and their main operations and assets are located in the PRC. Our PRC subsidiaries, main operations and assets are therefore subject to the relevant laws and regulations of the PRC. In addition, a majority of our officers and directors are non-residents of the U.S., and substantially all their assets are located outside the U.S. As a result, it could be more difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against any of our PRC subsidiaries or any of these persons.

Our business is subject to certain PRC laws and regulations.

Our business and operations in the PRC are subject to government rules and regulations, including environmental, working safety, road transportation and health regulations. Any changes in such government regulations may have a negative impact on our business.

Breaches or non-compliance with these PRC laws and regulations may result in the suspension, withdrawal or termination of our business licenses or permits, or the imposition of penalties, by the relevant authorities. Our PRC subsidiaries’ business licenses are also granted for a finite period and any extension thereof is subject to the approval of the relevant authorities. Any suspension, withdrawal, termination or refusal to extend our PRC subsidiaries’ business licenses or permits would cause the cessation of production of certain or all of our products, and this would adversely affect our PRC subsidiaries’ business, financial performance and prospects.

Uncertainty in the PRC legal system may make it difficult for us to predict the outcome of any disputes that we may be involved in.

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

Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still subject to policy changes. There is no assurance that the introduction of new laws, changes to existing laws and the interpretation or application thereof or the delays in obtaining approvals from the relevant authorities will not have an adverse impact on our PRC subsidiaries’ business, financial performance and prospects.

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

In the opinion of our PRC Counsel, Jingtian & Gongcheng, based on its understanding of current PRC laws and regulations, Provision 10 does not apply to each of Jiangsu Delta acquisition by Zhengxin International, Jiangsu Delta acquisition by Delta and Zhengxin R&D acquisition by Jiangsu Delta (collectively the “PRC Acquisitions”), and hence the PRC Acquisitions are not subject to the MOC’s approval.

However, there is no assurance that the relevant Chinese government agency, including the CSRC, would reach the same conclusion as the PRC Counsel. If the CSRC or any other Chinese regulatory bodies subsequently determine that we need to obtain the CSRC approval for our acquisition of PRC subsidiaries, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory bodies. This may have a material adverse impact on our business, financial condition, results of operations, remittance of profits as well as the trading prices of our shares.

Failure of our PRC resident shareholders to comply with regulations on foreign exchange registration of overseas investment by PRC residents could cause us to lose our ability to contribute capital to our PRC subsidiaries and remit profits out of the PRC as dividends.

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

We have requested our current PRC resident shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the scope of the Circular 75 and urges PRC residents to register with the local SAFE branch as required under the Circular 75. Our affiliates subject to the SAFE registration requirements, including Mr. Xin Chao and Mr. Lei Shen, have informed it that they have made their initial registrations with SAFE dated June 5, 2013. The failure of our PRC resident shareholders and/or beneficial owners to timely amend their SAFE registrations pursuant to the Circular 75 or the failure of our future shareholders and/or beneficial owners who are PRC residents to comply with the registration requirement set forth in the Circular 75 may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions. Any such failure may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise adversely affect our business.

The PRC government could restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain expenses as they come due or may restrict which limit the payment of dividends from the Company.

Our results and financial conditions are highly susceptible to changes in the PRC’s political, economic and social conditions as our revenue is currently wholly derived from our operations in the PRC.

Since 1978, the PRC government has undertaken various reforms of its economic systems. Such reforms have resulted in economic growth for the PRC in the last three decades. However, many of the reforms are unprecedented or experimental, and are expected to be refined and modified from time to time. Other political, economic and social factors may also lead to further readjustment of the reform measures. This refinement and adjustment process may consequently have a material impact on our operations in the PRC or a material adverse impact on our financial performance. Our results and financial condition may be adversely affected by changes in the PRC’s political, economic and social conditions and by changes in policies of the PRC government or changes in laws, regulations or the interpretation or implementation thereof.

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, dividends distributed to our non-PRC investors and gains realized by our non-PRC shareholders from the transfer of our securities may be subject to PRC withholding taxes under the EIT Law.

The EIT Law imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the received dividends have no connection with such foreign investors’ establishment or place of business within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where we are incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by a foreign invested enterprise, or FIE, to its foreign investors in Hong Kong will be subject to withholding tax at a preferential rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Our subsidiaries in China are directly invested in and held by a Hong Kong registered entity. If we are regarded as a non-resident enterprise and our Hong Kong entity regarded as resident enterprise, then our Hong Kong entity may be required to pay a 10% withholding tax on any dividends payable to it. If our Hong Kong entity is regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities provided that specific conditions are met. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiary and if our Hong Kong subsidiary were not considered as “beneficial owners” of any dividends from our PRC subsidiaries, the dividends payable to our Hong Kong subsidiary would be subject to withholding tax at a rate of 10%. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a resident enterprise, under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of our shares, their investment in our shares may be materially and adversely affected.

We may be subject to a significant withholding tax should equity transfers by our non-resident enterprises be determined to have been done without a reasonable business purpose.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-resident enterprises and requires foreign entities to report indirect sales of resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. Due to limited guidance and implementation history of the circular, significant judgment is required in determining the existence of a reasonable business purpose by considering multiple factors, such as the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that our transactions during all the periods presented would be determined to have reasonable business purposes, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of our investment in it.

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

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to previous investments by non-resident investors in its company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-resident investors may be at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. We have conducted and may conduct transactions involving our corporate structure. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, the SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without the SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In addition, to strengthen Circular 142, on November 9, 2011, the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China use RMB as functional currencies. The majority of our revenues derived and expenses incurred are in Chinese RMB with a relatively small amount in U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB has fluctuated within a narrow and managed band against a basket of certain foreign currencies. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of the RMB against the U.S. dollar.

The income statements of our China operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for our non-U.S. operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of RMB denominated transactions results in increased revenues, operating expenses and net income for our non-U.S. operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our non-U.S. subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the non-U.S. subsidiaries’ financial statements We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of RMB into foreign currency for current account items, conversion of RMB into foreign exchange for most of the capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of RMB in the future. Because a significant amount of our future revenues are in the form of RMB, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

Restrictions on paying dividends or making other payments to us bind our subsidiaries in China.

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our subsidiaries in China. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China. We cannot make any assurance that we can continue to receive payments from our subsidiaries in China. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reserve funds are not payable or distributable as cash dividends. For Chinese subsidiaries with after-tax profits for the periods presented, the difference between after-tax profits as calculated under PRC accounting standards and U.S. GAAP relates primarily to share-based compensation expenses and intangible assets amortization expenses, which are not pushed down to our subsidiaries under PRC accounting standards. In addition, under the EIT Law and its implementing Rules, dividends generated from our PRC subsidiaries after January 1, 2008 and payable to their immediate holding company incorporated in Hong Kong generally will be subject to a withholding tax rate of 10% (unless the PRC tax authorities determine that our Hong Kong subsidiary is a resident enterprise). If certain conditions and requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations are met, the withholding rate could be reduced to 5%.

The Chinese government also imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China in certain cases. We have experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. If we or any of our subsidiaries are unable to receive substantially all of the economic benefits from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our ordinary shares.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

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

There is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular 6 to submit such transactions to the Ministry of Commerce for security review. As we have already obtained the “de facto control” over our affiliated PRC entities prior to the effectiveness of these rules, we do not believe we are required to submit our existing contractual arrangements to the Ministry of Commerce for security review.

However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the Ministry of Commerce will not apply these national security review-related rules to the acquisition of equity interest in our PRC subsidiaries. If we are found to be in violation of the Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiaries’ business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008. The PRC Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. As the PRC Labor Contract Law is relatively new, there remains significant uncertainty as to its interpretation and application by the PRC Government. In the event that we decide to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

Failure by our PRC shareholders or beneficial owners to make required foreign exchange filings and registrations may prevent us from distributing dividends and expose us to liabilities under the PRC laws.

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

Our existing PRC Resident shareholders and beneficial owners currently are subject to the registration procedures under SAFE Circular No. 37. However, as SAFE Circular No. 37 was recently promulgated, it is unclear how this regulation and any future regulation concerning offshore or cross-border transactions will be interpreted, amended or implemented by the relevant government authorities. It cannot be predicted that how these regulations will affect our business operations or future strategies. Any failure by our PRC Resident shareholders or beneficial owners to make the updates with SAFE may subject the relevant PRC Resident shareholders or beneficial owners to penalties, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends, or affect our ownership structure and capital inflow from our offshore subsidiaries. As such, our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders may be materially and adversely affected.

There are defects in our titles of or rights to use our properties.

We have not received the record of completion acceptance from the relevant authority for our facilities used in our production and storage (“Properties”). We do not have valid title or right to the said Properties. Any dispute or claim in relation to the title to the Properties, including any litigation involving allegations of illegal or unauthorized use of the Properties, may materially and adversely affect our operations, financial condition, reputation and future growth. However, we are in the process of applying to relevant authority to obtain the completion acceptance for the Properties.

One of our subsidiaries is manufacturing certain products that are beyond its business scope.

Jiangsu Delta has been producing UPR, which is beyond the business scope of Jiangsu Delta. As a result, Jiangsu Delta may be imposed penalty and the business license of Jiangsu Delta may be revoked by relevant authority. However, Jiangsu Delta is applying to relevant authority to enlarge its business scope to include production of UPR. In the event that such approval is not obtained, Jiangsu Delta will have to suspend production of UPR, which might adversely affect our financial prospect and results of operation.

One of our subsidiaries is conducting certain business that is beyond its approved production capacity.

Jiangsu Delta is producing 30,000 tons of PCT/OCT series and downstream products per annum which are beyond the approved annual production capacity of 10,000 tons. As a result, Jiangsu Delta might be imposed penalty of RMB 500,000 to RMB 1,000,000 by relevant authority. However, Jiangsu Delta is applying to relevant authority to increase Jiangsu Delta’s annual approved production capacity to 30,000 tons. In the event that such application is denied, Jiangsu Delta will have to reduce its actual production under the approved capacity. As a result, our production might not keep up with the demand of our customers, which may adversely affect our revenue and financial conditions.

Risks Relating to Our Securities

The market price of our ordinary shares is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our ordinary shares and warrants is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	speculation about our business in the press or the investment community;

•	significant developments relating to our relationships with our customers or suppliers;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the same industry as we are;

•	customer demand for our products;

•	investor perceptions of the chemical industry in general and our company in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	loss of external funding sources;

•	failure to maintain compliance with NASDAQ rules;

•	sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and

•	additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our ordinary shares, warrants and other interests in our company at a time when you want to sell your interest in us.

If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

Our ordinary shares are traded and listed on the NASDAQ Capital Market under the symbol “DELT” and our warrants are traded and listed on the NASDAQ Capital Market under the symbol “DELTW.” The ordinary shares and warrants may be delisted if we fail to maintain certain listing requirements of the Nasdaq Stock Market, or NASDAQ.

We cannot ensure you that we will continue to comply with the requirements for continued listing on The NASDAQ Capital Market in the future. If our securities lose their status on The NASDAQ Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management’s time.

If we fail to maintain effective internal control over financial reporting in the future, a material misstatement of our financial statements may not be prevented or detected on a timely basis. In addition, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our shares. Furthermore, if we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NASDAQ. Any such action could adversely affect our financial results and the market price of our ordinary shares and warrants.

As a foreign private issuer, we have limited reporting requirements under the Securities Exchange Act of 1934, which makes us less transparent than a United States issuer.

As a foreign private issuer, the rules and regulations under the Exchange Act provide us with certain exemptions from the reporting obligations of United States issuers. We are exempt from the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions. Also, we are not required to publish financial statements as frequently, as promptly or containing the same information as United States companies. The result is that we will be less transparent than a U.S. issuer.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our securities.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, or the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including an exemption from the requirement to comply with the auditor attestation requirements of Section 404 and an exemption from the requirement to adopt and comply with new or revised accounting standards at the same time as other public companies. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

The JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we will elect to “opt out” of this provision and, as a result, we will comply with any new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If some investors find our securities less attractive because we may rely on these exemptions, there may be a less active trading market for our securities and their price may be more volatile.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for its taxable year ended June 30, 2015 and we do not expect to be one for our taxable year ending June 30, 2016 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year.

A non-United States corporation, such as us, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given with respect to our PFIC status for the current or any other taxable year.

If we are characterized as a PFIC for any year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our notes or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.

We have outstanding exercisable securities that may dilute your holdings.

Our outstanding exercisable securities may adversely affect the market price of our shares.

As of the date of this report, we have issued and outstanding securities exercisable into 6,625,320 ordinary shares (warrants for the purchase of 6,065,320 shares and a unit purchase option for 280,000 shares and warrants to purchase 280,000 shares). The sale or possibility of sale of the shares underlying these securities could have an adverse effect on the market price for its securities or its ability to obtain future financing. If and to the extent these securities are converted or exercised, you may experience dilution to your holdings.

One of our stockholders holds a significant percentage of our outstanding voting securities.

Mr. Xin Chao, who is our Chief Executive Officer and Chairman of the Board, directly or indirectly owns approximately 25% of our outstanding voting securities. As a result, he possesses significant influence, giving him the ability, among other things, to elect a majority of its Board of Directors and to authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer, all of which may prevent it from implementing its business strategies.

Risk Relating to British Virgin Islands

Rights of shareholders under British Virgin Islands law differ from those under United States law, and, accordingly, our shareholders may have fewer protections.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

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

It may be difficult to enforce judgments against us or our executive officers and directors in jurisdictions outside the United States.

Under our Memorandum and Articles of Association, as amended, we may indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Furthermore, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue the Company successfully, they may not be able to recover anything to make up for the losses suffered.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We were formed under the name of “CIS Acquisitions Ltd.” on November 28, 2011, under the laws of the British Virgin Islands. We were formed to acquire, through a merger, stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more operating businesses. Although we were not limited to a particular geographic region or industry, we intended to focus on operating businesses with primary operations in Russia and Eastern Europe. We had no operations and generated no operating revenues until we completed the acquisition of Elite as more fully discussed below.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act.

Initial Public Offering

On December 21, 2012, we consummated our initial public offering of 4,000,000 units at a public offering price of $10.00 per unit, generating gross proceeds of $40,000,000. Each unit consisted of one callable Class A Share, par value $0.0001 per share, and one redeemable warrant. Each redeemable warrant included in the units entitles the holder to purchase one ordinary share at a price of $10.00. Immediately prior to the consummation of the IPO, we completed a private placement of 4,500,000 warrants at a price of $0.75 per warrant, for an aggregate purchase price of $3,375,000, to our founding shareholders and their designees. We sold to the underwriters of the IPO, as additional compensation, an aggregate of 136,000 Class A Shares for $2,720.

A total of $41,600,000, which included a portion of the $3,375,000 of proceeds from the private placement of warrants to the founding shareholders and their designees, were placed in trust (the “Trust Account”) pending the completion of our initial acquisition transaction.

Acquisition of Elite

On September 19, 2014, upon closing of a Stock Purchase Agreement dated September 16, 2014, by and among the Company, Elite Ride Limited, a British Virgin Islands corporation (“Elite”), Delta and the shareholders of Elite (the “Elite Shareholders”), we acquired all the outstanding shares of Elite, in exchange for the issuance to the Elite Shareholders an aggregate of 6,060,000 ordinary shares, of which 4,560,000 shares were issued at closing and 1,500,000 shares (“Earnout Payment Shares”) are held in escrow and will be released upon meeting of certain performance targets as specified in the stock purchase agreement (the “Acquisition”).

The Earnout Payment Shares, if any, will be issued as follows: (a) 500,000 shares shall be issued if the Company achieves Adjusted Net Income (as defined in the stock purchase agreement) of at least $8 million for the period starting July 1, 2014 and ending June 30, 2015; (b) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $9.2 million for the period starting July 1, 2015 and ending June 30, 2016; (c) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $10.6 million for the period starting July 1, 2016 and ending June 30, 2017 (collectively, the “Net Income Targets”). Further, during the thirteen (13) months post-closing, all material acquisitions made by the Company must be accretive to Company earnings. The Net Income Targets are to be met on an all-or-nothing basis, and there shall be no partial awards.

Concurrently with the Acquisition, we also issued 500,000 ordinary shares to Kyle Shostak and CIS Acquisition Holding Co. Ltd. (collectively, the “CIS Sponsor”). In addition, if the 10 trading day volume weighted average price (the “VWAP”) of our ordinary shares is lower than $5.00 per share on the principal stock exchange on which such stock is traded on the earlier to occur of (i) the 395th day after the closing and (ii) the 30th day after the SEC declares a registration statement filed by us effective during the first 12 months after the closing,  then we will issue the CIS Sponsor, proportionally in accordance with their respective share ownership in the Company, an additional number of ordinary shares equal to (i) (a) $5.00 minus the VWAP, divided by the VWAP, multiplied by (ii) the lesser of (a) 1,500,000 and (b) the total number of our ordinary shares of owned by CIS Sponsor on such date. The total number of ordinary shares will be reduced by the number of ordinary shares CIS Sponsor sells during 13 months post-closing.

We have agreed that in the event that there is any exercise of the redeemable warrants which were issued in the IPO or the warrants to purchase ordinary shares issued to any CIS Sponsor, any proceeds of such exercise shall be paid to certain shareholders of Elite. We will not retain any portion of the proceeds of such exercise.

In addition, we entered into a Call Agreement (the “Call Agreement”) with the CIS Sponsor pursuant to which we are permitted, between the 360th and 390th after the closing date, to require the CIS Sponsor to sell to us up to 1,500,000 ordinary shares at a price of $5.00 per share.

In connection with the Acquisition, we amended the 4,500,000 warrants owned by the CIS Sponsor to provide that such warrants may be redeemed in the event our ordinary shares trade at a price of $17.50 per share for a period of ten (10) consecutive trading days and that such warrants may not be exercised on a cashless basis.

Immediately after the closing, our Board of Directors consisted of five directors, composed of four nominees designated by Elite, of which at least two designees qualify as an independent director under the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of The NASDAQ Stock Market, and one nominee designated by us, who qualify as an independent director under the Exchange Act, and the rules of The NASDAQ Stock Market. The parties to the Purchase Agreement entered into a mutually agreed upon voting agreement relating to nominees to our Board of Directors for a period of thirteen (13) months following the closing (the “Voting Agreement”).

We entered into a Registration Rights Agreement with the CIS Sponsor and any other such parties with the rights to require us to register any of our securities held by such parties under the Securities Act of 1933, as amended, to terminate such demand registration rights and grant such parties piggyback registration rights.

Due to the short amount of time available before September 21, 2014, we did not conduct a tender offer to redeem publicly traded shares. Instead, we redeemed all holders of publicly traded shares that have not elected to convert their Series A Shares into Series C Shares promptly after September 21, 2014.

As a result of the consummation of the Acquisition, Elite is now our wholly subsidiary. Elite is the holding company of all the shares of Delta Advanced Materials Limited, a Hong Kong corporation (“Delta”), which, in turn, holds all the equity interests in three operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), Jiangsu Delta Logistics Co., Ltd (“Jiangsu Logistics”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

We are, through our indirectly owned PRC Subsidiaries, engaged in the business of producing and distributing organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals. The end application markets of our products include automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives. We currently have approximately 260 employees, 30% of whom are highly-qualified experts and technical personnel. We serve nearly 350 clients in various industries.

Following the Acquisition, we changed our name from “CIS Acquisition Ltd.” to “Delta Technology Holdings Limited” to more accurately reflect our current business and operations.

B. Business Overview

Headquartered in Zhenjiang city, Jiangsu province, we are a fast-growing fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals and distributing fine and specialty chemicals to end application markets including Automotive, Pharmaceutical, Agrochemical, Dye & Pigments, Aerospace, Ceramics, Coating-Printing, Clean Energy and Food Additives.

We collaborate with reputable universities, such as the East China Normal University in order to secure our position as a market leader. We also closely monitor the market for development, trends and technological innovations and solicit customer feedback so as to keep abreast with market demands and industrial development.

As at the date of this report, we have a diversified clientele with more than 350 customers based either in domestic or overseas market. Approximately 90% of our sales are to domestic customers based in Jiangsu province, Anhui province, Zhejiang province, Hubei province, Guangdong province and Chongqing Metropolitan, and the rest of its products are exported via distributors or trading companies to countries outside the PRC which include but not limited to India, Brazil, Japan, European Union member countries and America.

Our revenue for the fiscal years ended June 30, 2013, 2014 and 2015 were approximately $124 million, $175 million and $202 million, respectively, and our profit before tax for the fiscal years ended June 30, 2013, 2014 and 2015 were $13.4 million, $9.4 million, and $15.9 million, respectively.

Our Subsidiaries

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

Delta

Delta, formerly China Deltachem Holdings Limited, was incorporated in Hong Kong as an investment holding company on June 17, 2010. Delta acquired Jiangsu Delta for a consideration of $28.8 million pursuant to a sale and purchase agreement dated May 20, 2010 by and between Delta and Zhengxin International Investment Limited, a Hong Kong corporation (“Zhengxin International”) and currently holds the entire equity interest in Jiangsu Delta.

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

Delta entered into a series of Securities Purchase Agreements dated January 31, 2011, May 16, 2011 and June 30, 2011, respectively, with the funds managed by Korea Investment Partners Co. Ltd. and Kleiner, Perkins, Caufield & Byers (the “Noteholders”), pursuant to which it has issued convertible notes (“Convertible Notes”) for an aggregate principal amount of US$18 million. The Convertible Notes have a compound interest rate of 6.00% per annum if converted into shares and a compound interest rate at maturity of 15.00% if redeemed or liquidated. The principal and interests accrued on such Convertible Notes are convertible in whole or in part into the ordinary shares in Delta, on such terms and subject to the conditions of the Securities Purchase Agreements. On September 13, 2014, each of Mr. Xin Chao, Mr. Shen Lei and Mr. Hong Yan transferred all of their respective shareholdings in Delta to Elite. Elite became the sole shareholder of Delta after the transfer.

On September 15, 2014, Delta entered into a Settlement Deed with the Noteholders pursuant to which all of the outstanding obligations under Convertible Notes were settled. Pursuant to the Settlement Deed, Delta agreed to (i) cause Elite to issue an aggregate of 20,347 of its shares in consideration for the forgiveness of an aggregate of $8,897,000 of the Convertible Notes due to the Noteholders, and (ii) cause Master Kingdom Holdings Ltd., a British Virgin Islands company (“Master Kingdom”), which is 100% owned by Mr. Xin Chao, the principal shareholder of Elite, to enter into a Novation Deed with each of the Noteholders with respect to the repayment of the balance of the Convertible Notes to the Noteholders. Accordingly, on September 18, 2014, Delta, Master Kingdom and the Noteholders entered in a Novation Deed pursuant to which Master Kingdom agreed to assume and repay the remaining indebtedness due to the Noteholders in the aggregate amount of $19,322,981.28. As a result of the foregoing, Delta has no more Convertible Notes outstanding.

Jiangsu Delta

On June 15, 2007, Jiangsu Delta was established by S&S International Investment Holding (HK) Limited (“S&S International”), a Hong Kong based investment holding company, as a wholly foreign-owned enterprise (with an initial registered capital of US$42 million, which was later reduced to US$ 28.8 million) located in Zhenjiang city, Jiangsu province, the PRC.

Pursuant to a share transfer agreement entered into on April 13, 2008, Mr. Xin Chao acquired the entire equity interest in Jiangsu Delta from S&S International through Zhengxin International and became the controller of Jiangsu Delta since then. On May 21, 2008, the acquisition of Jiangsu Delta by Zhengxin International was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Alteration of Equities in and Amendment of the Articles of Association of Jiangsu Yantze River Delta Fine Chemical Co, Ltd.” issued by the same authority.

Jiangsu Delta commenced its commercial operations in 2009 with one production line and approximately 150 employees. It was primarily engaged in the manufacturing and production of fine chemicals such as OCT and PCT as well as their down-steam products with approximately 100 customers.

With a view to expanding its business and catering for the demand of its customers, in 2010, Jiangsu Delta’s principal business scope was expanded to be producing and selling a variety of fine chemicals such as (i) pharmaceutical, pesticide and dye intermediates (mainly including Cis-Anhydride, P-(O) Chlorotoluene, (2, 4 Dichlorotoluene)), (ii) unsaturated polyester resin, (iii) maleic acid and (iv) other by-products chemicals, all of which are mainly used in pharmaceutical and agriculture industries. In addition, during the same period, Delta installed additional production facilities to substantially increase its production capacity from 7,000 tonnes to 25,000 tonnes per annum.

Due to the corporate restructuring effort to consolidate the business of Jiangsu Delta under a pure investment holding entity, pursuant to a sale and purchase agreement dated May 20, 2010 between Zhengxin International and Delta, Jiangsu Delta was acquired by Zhengxing International for a consideration of US$28.8 million.

On August 30, 2010, the acquisition of Jiangsu Delta by Delta was approved by the Jiangsu Foreign Trade and Economic Cooperation Department in accordance with “The Approval of Share Transfer of and Amendment of the Articles of Association of Jiangsu Chang San Jiao Chemical Co., Ltd.” issued by the same authority.

Jiangsu Zhengxin R&D

On August 18, 2012, Zhengxin International and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin New Material R&D Co., Limited (“Jiangsu Zhengxin R&D”) was acquired by Jiangsu Delta from Zhengxin International at a consideration of RMB3.3 million. The acquisition of Jiangsu Zhengxin R&D was approved by the Danyang Bureau of Commerce on September 18, 2012 in accordance with “The Approval and Transfer of and the Alteration of Nature of Zhengxin New Material R&D Co., Limited”. On March 12, 2015, we sold Jiangsu Zhengxin R&D to a third party for a total sales price of RMB64,555,386.90 (approximately $10.5 million) as the Company would like to focus on and allocate more resources to the core business.

Jiangsu Logistics

On December 17, 2013, Jiangsu Delta Logistics Co., Ltd (“Jiangsu Logistics”) was established by Jiangsu Delta with an initial registered capital of RMB 10 million (approximately $1.63millions) located in Dantu District, Zhenjiang City, Jiangsu Province, PRC.

Binhai Deda

On June 8, 2013, Binhai Deda Chemical Co., Ltd (“Binhai Deda”) was established by Jiangsu Delta with an initial registered capital of RMB 5 million (approximately $814,664) located in Binhai County, Zhenjiang City, Jiangsu Province, PRC.

Products

Our products can be broadly divided into two major series, namely (i) PCT/OCT and (ii) UPR, which account for approximately 19.06% and 42.19%, respectively of our total revenue in the fiscal year 2015. PCT/OCT together with its downstream products can be widely used in pharmaceuticals, pesticides, dyes and consumables manufacturing industries, whereas UPR is commonly used as (i) renovation materials for bathroom and kitchen, (ii) manufacturing materials for trains, cars, aircrafts and vessels, and (iii) infrastructure materials such as anti-collusion pipes and oil and gas pipelines. UPR is a light weight, relatively wear resistant and highly anti-corrosive material, and its unique features make it a popular replacement material for plastic and steel. In the fiscal year 2015, we sold approximately 60% of the PCT/OCT we produced and consumed the balance as raw materials for the manufacturing of PCT/OCT downstream products.

In addition, we manufacture MA, which is an intermediate product in producing UPR. We consume most of the MA we produce as a production intermediary. A by-product of the production process of MA is heat energy, which we consume efficiently for manufacturing our PCT/OCT products, where large-scale heat energy is required.

We place great emphasis on the research and development of our products to ensure our continued success. As of the date of this report, we have successfully registered nine patents in the PRC in relation to UPR production technologies, and PCT/OCT production technology, and environmental protection equipment technology, and it is also in the process of applying for four more patents in relation to PCT/OCT and MA productions technologies and production of PCT/OCT environmental protection equipment.

Production Process

We primarily engage in manufacturing and sale of organic compound including PCT, OCT, UPR, MA and other by-product chemicals. Please see below the production flow diagrams for more details on how PCT/OCT, MA and UPR products are manufactured by us.

The business operations model begins with the sourcing of raw materials, which are then delivered to us and stored in our warehouses until being processed in-house in our factory:

Our Supply Chain Management (SCM)

The following diagram illustrates our business model with detailed service proposals in our Supply Chain Management business:

We started the servicing of third party clients in raw material procurement and trading in 2012, with an objective to expand our operations beyond being a conventional manufacturer. During the fiscal years ended June 30, 2013, 2014 and 2015, our revenue were approximately $11 million, $49 million and $31 million and our gross profit (loss) was $(659,199), $(330,982) and $781,711, respectively.

In 2013, Jiangsu Logistics with business approval in handling dangerous and toxic chemicals was founded, marking our launch of logistics and transportation services.

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

Purchase of Raw Materials

The major raw materials which we purchase include: Toluene, Chlorine, Benzene, Styrene and Phthalic Anhydride. Toluene and Chlorine are the two major raw materials for the PCT/OCT production. Benzene is the major raw material for MA production. Styrene and Phthalic Anhydride are the two major raw materials for UPR production.

We source our raw materials from a spread of proximate suppliers, and use our own PCT/OCT and MA production as raw materials for PCT/OCT downstream products and UPR products. Most of our suppliers are located within the Yangtze River Delta region, and due to the hazardous nature of the raw materials, we emphasize on the need for a short transportation time and the safety requirements.

PCT/OCT raw materials take about one week for delivery on request, while MA raw materials take about three to five days, and UPR raw materials take about seven to ten days.

Delivery and Storage

About 90% of the raw materials we use are delivered to us by the suppliers, which buy insurance and bear all risks until goods are delivered to our warehouses, and the remainder is picked up by our employees.

We have on-site warehousing capacity, which allows us to store up to 6,000 tonnes of liquid or solid chemical materials.

The newly incorporated Jiangsu Logistics owns six chemical products and trucks for transporting chemicals and is planning to increase its capacity to 6,000 tons.

Manufacturing and Processing

Manufacturing and processing occurs at our factory in Zhenjiang, which has an annual production capacity of 30,000 tons of PCT/OCT production and PCT/OCT downstream production, 25,000 tons of MA production and 18,000 tons of UPR production. Please see below the production flow diagrams for the various products for more details on how PCT/OCT, MA and UPR products are manufactured in our factory.

(a)          PCT/ OCT

PCT/OCT forms the basic or intermediate products from which down-stream extended products can be further manufactured. Our annual capacity for PCT/OCT series are at 30,000 tons, and the factory operates at almost its maximum capacity presently. The simplified production process for the PCT/OCT products is as follows:

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

Step 3: Further Processing

The isolated, purified compounds can then undergo further value-added treatment pursuant to customized treatments to manufacture down-stream derivative products. We re-process about 40% of the PCT/OCT products received through the manufacturing process into some 13 different downstream chemical products such as:

(1) 2,4-Dichloro toluene (“2,4DCT”) 2,4

(2) 3,4-Dichloro toluene (“3,4DCT”) 3,4

(3) O-chlorobenzaldehyde

(4) p-chlorobenzaldehyde

(5) 2,4-Dichlorobenzaldehyde 2,4

(6) O-chlorobenzyl chloride

(7) Chlorobenzyl chloride

(8) 2,4-Dichloro-chloride 2,4

(9) O-chlorobenzoic acid

(10) O-Chloro benzonitrile

(11) Chlorobenzonitrile

(12) 2,4-Dichlorobenzonitrile 2,4

(13) 3,4-Dichlorobenzonitrile 3,4

(b)          UPR

Our UPR products are high-end resin products. Due to UPR’s combination of unique strengths such as its lightness, toughness, durability, strength and anti-corrosive properties, it is widely used by various industries, like the construction industry, industrial equipment industry, transport industry and the infrastructure industry. Our production capacity for UPR was expanded from 9,000 tonnes in May 2010, to 18,000 tonnes annually in December 2010, and the factory operates at almost its maximum capacity presently. The simplified production process for the UPR products is as follows:

Step 1: Reaction

Di-ols and Di-acids, including MA, are the basic reactants for the production of UPR, which is a form of polyester. The reactants are delivered from their storage tanks into a stainless steel reactor for a controlled esterification process in the presence of various catalysts. Depending on the temperature and the types of catalyst used, the reaction will produce a crude mixture of semi-finished product or resin. We can customize the qualities and characteristics of the UPR by varying the temperature, ratio and types of chemical reactants or catalysts, which will result in the production of polyesters of different structures.

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

(c)          MA

MA accounts for 3% of our total sales volume. Most of the MA produced, i.e. approximately 70%, is used for our own production of UPR, while about 30% will be sold to customers. The oxidation process in the production of MA produces heat which is converted into steam for use in the production of PCT/ OCT and other production areas where steam is needed.

Step 1: Oxidation

Benzene and air are catalyzed and oxidized through a fixed bed Oxidation Reactor to generate MA vapor. The MA vapor is condensed and cooled to form MA in liquid form which is delivered to the Crude Anhydride Tank. The vapor is passed through the Absorption Tower for further extraction and isolation.

Step 2: Distillation

The MA solution and vapor which has been absorbed in the absorption tower shall be dissolved and distilled as part of the purification process to extract the finished product. The MA can be delivered to the storage tanks and packaged for sale, or be utilized for further production and processing.

Delivery or Pick-up by the Customers

We deliver around 60% of the products sold to the customer sites while customers pick up about 40% of the finished products directly from our warehouses. We usually use three transportation companies to truck the products to our customer sites. The newly incorporated Jiangsu Logistics will be responsible for transporting the chemicals. Delivery typically takes up to one week, although actual time will vary depending on the location of our customers.

Production Facilities, Capacity and Utilization

Our production facilities are located in Zhenjiang city, Jiangsu province, the PRC.

We have three main production lines centered on our core products:

(a)	Our PCT/OCT series production facility was designed by Tianjin University and built in 2008. It was first put into use in January 2009 and went through an expansion during 2011.

(b)	Our MA production line was designed by the China Academy of Science started operation in late 2010. The current capacity of the MA Production line is at 12,500 tonnes per annum, which is fully utilized and went through an expansion during 2013.

(c)	Our UPR production line had two phases of development in May and December 2010 respectively.

We may from time to time look into further expansion of our existing facilities to improve output capacity.

Quality Control

We are committed to providing our customers with quality and reliable products. Through our corporate quality management system, we are committed to ensuring that the products we produce are of high quality and are able to meet the expectations of our customers.

Our quality assurance department is currently comprised of 13 quality assurance personnel. They are responsible for overall quality control at every stage of our production process and ensure that it is in accordance with our quality control guidelines.

Quality Assurance and Safety Processes

We conduct quality checks on all the products manufactured and oversee the implementation of the quality controls at every stage of our production process in line with our quality management system. The following quality control procedures have been implemented:

(a)          Establishment of quality control standards

For manufacturing of chemical systems and components and catalysts, we have set in place stringent quality control standards to implement strict measures for quality control in the manufacturing. Such standards follow strictly in accordance with the national and industry standards as well as the standards and guidance set in accordance with the ISO 9001 Quality System. We also take into account customers’ specifications and requirements and quality feedback from our previous customers to supplement our quality control standards.

For our system design, we ensure the design of every project is carried out in line with (i) the relevant PRC laws and regulations; (ii) the relevant technical specifications and industry standards; and (iii) our customers’ requirements.

(b)          Quality control during procurement

Direct materials are purchased only from pre-selected suppliers after evaluation and testing by our procurement personnel, quality control personnel and production personnel based on stringent selection criteria such as quality of their raw materials and services, material sources, pricing, accreditations, track record, financial condition and market reputation.

Our quality assurance department will conduct random sample inspection upon receipt of the raw materials. Raw materials that do not meet our quality requirements are returned to the suppliers for them to remedy the problems or defects or for exchange. Procurement plans from the various suppliers are subject to review by our senior management on an annual basis .

(c)          Quality control during manufacturing process

Quality guidelines are provided to the relevant production workers at each production stage before production commences.

Before the production, incoming direct materials are inspected by way of sampling by our quality control personnel to ensure that they are supplied by approved suppliers, and that the quality, grade and quantity of such direct materials conform to its specifications and requirements as well as our quality control standards. Direct materials which fail to comply with these specifications will be rejected.

We continuously monitor our manufacturing process and carry out sample-testing at systematic intervals throughout the process to ensure consistency in the quality of the chemical systems and components and catalysts. Our quality control personnel and production personnel conduct sample-testing and inspections at the various stages of production to ensure that defective semi-completed products do not proceed to the next stage of the production.

(d)          Quality control on finished products

We conduct overall inspections and testing on finished products before they are dispatched to customers. We have implemented a strict sample-based testing system, which is carried out every batch of our finished products before they are arranged for packing. For OCT/PCT and MA products, the main criterion to be examined is its degree of purity, whereas for UPR products, the focus is on its shock-resistance and chromaticity. This final stage of inspection is carried out to ensure that the finished products that are packed and delivered conform to the exact specifications of our customers. We also provide after sales servicing, and will attend to complaints, if any, regarding defects in the products or the services.

To continually improve our quality management system, we will take into account the feedbacks from our employees who are involved in each of the quality control processes and feedbacks from these employees or our customers.

Certification and Awards

In recognition of our quality assurance efforts, we were awarded certification of GB/T19001-2008 idt ISO9001:2008 (quality management systems) by China Federation of Logistics Certification Center GB/T24001-2004/ISO14001:2004 (environmental management systems) by China Certification Centre Inc.

For the last three fiscal years and up to the date of this report, we have not experienced any material claims from our customers for defective or poor quality products, nor have we experienced any product liability claims from end users of our products. In addition, we have not experienced significant amount of return cases for our products over the same period.

Research and Development

We place great emphasis on research and development. Our research and development team is headed by our Chief Engineer Mr. Yuan Huaizhou and supported by about 36 research and development staff. Our research team members are required to have at least five years of experience in the research of fine chemical industry as well as a bachelor degree in chemistry or chemical engineering or other relevant professional qualifications. All the employees under our research and development department are required to execute confidentiality undertakings, which restrict them from revealing any trade secrets and/or know-how with regard to our products or technologies involved in our production process to our competitors for at least three years after termination of their employment.

In-house Research and Development Activities

Our in-house research and development activities focus mainly on:

(a)	improving the quality of our end products so as to achieve certain special features, such as fire-resistance, shock-resistance, wear-resistance and anti-corrosive properties etc.;

(b)	improving production techniques to cut down on production lead-time for efficiency and adopting automatic production process to reduce the chances of human mistakes and also make full use of the side products such as steam and heat energy to achieve the goal of zero waste;

(c)	adopting environmentally production process to achieve zero-pollution; and

(d)	developing and testing catalysts to increase production efficiency and purity.

Technology Collaborations

We collaborate with technology partners, comprising renowned universities and in the manner as follows:

In 2012, we entered into discussions for partnership arrangements with a group of professors from East China Normal University to development a joint research and development center. The joint research center, under the name of “Delta Chemical Advanced Materials R&D Centre”, will be located at our facilities in Zhenjiang, Jiangsu Province.

Pursuant to the collaborative arrangement, the university and we will each contribute around three to five research staff to carry out the research and development operations of the joint research center.

The joint research center will be equipped with world-class chemical research facilities and product testing equipment. Its research focus will be placed on development of the following products:

(a)	new UPR products for (i) renovation of kitchen, bathroom and man-made marble counter, and (ii) manufacturing high pressure oil pipeline and high voltage electrical equipment;

(b)	new PCT/OCT downstream products, such as pharmaceutical bulk drug; and

(c)	directional catalyst to be used in PCT/OCT production process.

Sales and Marketing

Our sales and marketing department is headed by our Deputy General Manager, Mr Shi Weiping, who has been involved in the chemical industry since 1989 and has experience of approximately 24 years in the industry in relation to the sales and marketing of chemical products. Mr. Shi is currently supported by seven sales and marketing personnel who are in charge of the sales for different product categories such as PCT/OCT and MA products and they are dedicated to sales and marketing activities in various areas, ranging from southern, northern and eastern China regions as well as overseas market.

Our sales and marketing department is responsible for the sales and marketing functions of the Company, and its key roles and responsibilities include sourcing for new customers, confirming and collating orders from customers, providing after-sales service, maintaining customer relationships, and ensuring timely payments and delivery of goods/services.

Our sales personnel keep in touch with our customers by paying regular visits to them to understand their needs, business development and market policies and to obtain their feedback and suggestions. Following the customer visits, our sales personnel will report to Mr. Shi on a daily basis.

Our sales and marketing department is also tasked with formulating and planning our marketing strategies and activities which primarily include the following specific marketing activities:

Direct Sales and Marketing

Direct sales and marketing activities involve regular meetings with and frequent visits to new and existing customers. Through such interactions, we are able to promote our products, obtain feedback on our products, and understand our customers’ demands based on the latest developments and trends relating to the chemical industry. In addition, we may engage in discussions with our customers relating to new chemical products in the market and to explore opportunities for business collaboration. This will allow us to better understand and serve our customers.

Further, our sales and marketing department cooperates with other departments to put in place an effective and systematic procedure for direct sales, arrange promotional activities and to collate customer data and feedback. We provide our sales and marketing employees with necessary training to familiarize them with the sales and marketing practice in the industry and how to promote awareness for our brand. These employees are also rewarded with incentive remuneration package linked to their sales performance.

Advertisements, Publications and Participation in Industrial Conferences

We have a diversified customer base with more than 350 customers in China and countries such as India, Brazil, Japan, European Union member countries and America. Due to our diversified clientele, our sales and marketing efforts are conducted through a variety of channels, including but not limited to websites, billboards and brochures. We also participated in various regional and international seminars and exhibitions to showcase and promote our products, create and enhance market awareness of our brand and products, gain market updates and industry knowledge, establish networks with customers and suppliers, keep abreast of the latest technology and identify latest trends. We have annually, since our establishment, participated in related industrial conferences held in the PRC, such as China International Pharmaceuticals Exhibition, China International Fine Chemicals Exhibition and China Import and Export Fair.

Awards and Certificates

As an endorsement of the quality of our products and services, we have been conferred, inter alia, the following awards or certificates:

Award/ Certification	Awarding Authority	Year

Municipal Key Project Completion Award	Zhenjiang City Major Project Office	2008

Credit Rating AAA	Credit Rating Agency Recognised by the Nanjing Branch Office of The People’s Bank of China: Jiangsu Yuandong International Rating and Consulting Co., Ltd	2010

Advanced Enterprise of Utilizing Foreign Capitals	People’s Government of Gao Zi Town, Dantu Economic Development Zone	2011

Outstanding Unit	Transparent and Democratic Factory Operations Management Team of Zhenjiang City	2011

Credit Rating Certificate of AAA	United Credit Management Limited Company Jiangsu Branch	2011

Certificate for Vice President Unit	Precursor Chemicals Industry Association of Zhenjiang City	2012

GB/T19001-2008 ISO9001:2008	China Federation of Logistics Certification Center	2012

Outstanding Tax Contribution Unit	CPC Working Committee of Gao Zi Sub-District & CPC Working Committee of Dantu Economic Development Zone	2012

GB/T24001-2004/ISO14001:2004 Environmental Management System Certificate	Hua Xia Certification Centre Inc.	2012

Production Safety Standards: Level Three Enterprise	Administration of Work Safety of Zhenjiang City, Jiangsu Province	2013

GB/T24001-2004/ISO14001:2004 Environmental Management System Certification	Beijing Zhongjing Quality Certification Center	2015

Intellectual Property

Patents

As of the date of this report, the status of our patents and the patent applications in the PRC is as follows:

Patents Granted

Patent Number	Description	Patentee	Date of Application	Date of Grant	Expiry Date
ZL201120123193.1	Efficient resin heater for the purposes of improving UPR production process	Jiangsu Delta	April 18, 2011	November 16, 2011	April 18, 2021

ZL201120123195.0	Recovery hot and cold container in one for the purposes of improving UPR production process	Jiangsu Delta	April 18, 2011	November 30, 2011	April 18, 2021

ZL201120316710.7	Efficient resin stirrer for the purposes of improving UPR production process	Jiangsu Delta	August 26, 2011	June 13, 2012	August 26, 2021

ZL201420088028.0	A toluene chlorination tail gas gas-liquid separation tank	Jiangsu Delta	February 28, 2014	August 13, 2013	February 28, 2024

ZL201420091459.2	A kind of industrial wastewater desalting flash tank device	Jiangsu Delta	February 28, 2014	August 13, 2014	February 28, 2024
ZL201210558267.3	Chlorobenzyl chloride continuous distillation system in relation to OCT production process	Jiangsu Delta	December 20, 2012	December 10, 2014	December 20, 2032
ZL201420292343.5	A kind of maleic anhydride crude anhydride tank	Jiangsu Delta	June 3, 2014	November 12, 2014	June 3, 2024
ZL201420088028.0	A toluene chlorination exhaust gas-liquid separation tank	Jiangsu Delta	February 28, 2014	August 13, 2014	February 28, 2024
ZL201420091625.9	A kind of exhaust gas absorber that absorbs toluene chlorination	Jiangsu Delta	February 28, 2014	October 1, 2014	February 28, 2024

Patents Pending

No.	Application Number	Description	Patent Applicant	Application Date	Status
1	201110451557.3	High pressure FRP pipe resin for oilfield	Jiangsu Delta	December 29, 2011	Pending

2	201110451717.4	New model of UPR for quartz tub	Jiangsu Delta	December 29, 2011	Pending

3	201210541517.2	Waste water desalination technology to be used for wastewater disposal during the production process of PCT/OCT, MA and UPR	Jiangsu Delta	December 14, 2012	Pending

4	201210541010.7	Efficient utilization of excess heat energy generated from steam exhaust systems resulting from PCT/OCT and MA productions process	Jiangsu Delta	December 14, 2012	Pending

Trademarks

As of the date of this report, we do not own any registered trademark. However, we have filed applications to the PRC Trademark Bureau in respect of the following trademarks:

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

Seasonality

We generally do not experience any seasonality in our business. We only experience a slight decrease in the number of orders for our products during festive seasons, in particular, the Chinese New Year, as many of the factories of our customers may be closed.

Staff Training

We recognize that our employees are an important resource and we thus aim to equip our staff with the relevant skills and knowledge which will enable them to perform their jobs effectively. We have implemented comprehensive training policies and programs aimed specifically at improving the skill sets of our staff and increasing our competitiveness and productivity. Our human resource department oversees our staff training programs.

We conduct training programs for all levels of our staff, including those holding management and supervisory positions. In recognition of staff with potential, we also conduct training programs to upgrade their skills. Such upgrading programs are conducted on a periodic basis and tailored in accordance with the specific requirements of each department. Our internal training programs include:

(a)	General Training

We conduct orientation programs for our new employees during which they are provided with information on the Company, including our history, enterprise culture, business concept and employment rules. They are required to undergo operational training sessions so as to familiarize themselves with our operational procedures, policies and practices.

Occasionally, we will invite external professionals or instructors to conduct seminars and talks for employees and management of relevant departments in relation to their respective scope of work.

(b)	Production and Manufacturing Staff

Our staff involved in the manufacturing and production processes are required to undergo in-house operational training sessions so as to familiarize themselves with our operational procedures, policies and practices. The production managers and engineers at our production facility periodically update and educate our production staff on matters relating to our production techniques and processes, including compliance with the assurance procedures required under GB/T19001-2008 idt ISO9001:2008 (quality management systems) and other environmental management and quality assurance procedures such as the GB/T24001-2004/ISO14001:2004 requirements.

Upon completion of the various training programs, our staff will sit for examinations which may be conducted orally or by written tests. For new employees, upon passing the examinations and tests, they will undergo on-the-job training during which they will learn the specific skills which are relevant for their respective positions. They will only commence work in their respective positions if they have been assessed to be fit for deployment.

(c)	Sales and Marketing Staff

Our sales and marketing staff were trained on information relating to our products, including, inter alia, our products’ qualities, characteristics and their applications. They are also constantly updated on market information and market demand of our products.

We recognize the importance of training our staff and developing their skills, as our success is largely dependent on the quality and skills of our staff. It is our policy to maintain a competent work force and we are committed to providing training to our staff, in order for us to remain competitive and meet the increasing market demand for high quality products. As our staff training is mainly conducted in-house, our training expenses in the last three fiscal years have not been significant.

Insurance

We have in place the following insurance policies:

(a)	Social Insurance

We have in place social insurance for employees of Jiangsu Delta, including fundamental pension insurance and fundamental medical insurance, unemployment insurance, work-related insurance and maternity insurance in respect of which the insurance premium is borne by us and the employees in a specific proportion governed by the relevant PRC regulations.

Jiangsu Delta has obtained the Social Insurance Registration Certificate issued by the Social Labor Insurance Fund Management Centre of Dantu, Zhenjiang on June 23, 2010 which will expire on October 30, 2020.

According to the relevant PRC laws and local regulations in respect of social insurance contribution, Jiangsu Delta pays social insurance premiums for employees according to the following rate:

	Rate
Type	Enterprise	Individual

Fundamental Medical Insurance	9%	2.5%
Fundamental Pension Insurance	21%	8%
Unemployment Insurance	2%	1%
Work-related Injury Insurance	1.8%	-
Maternity Insurance	0.6%	-

To our best knowledge, Jiangsu Delta has since its establishment handled the fundamental medical insurance, fundamental pension insurance, unemployment insurance, work-related Injury insurance and maternity insurance for employees according to relevant laws and regulations in the PRC, and neither company has any overdue payment and had been in compliance with applicable PRC social insurance laws and regulations as of the date of this report.

(b)	Property Insurance

We have all property all-risks insurance for our machinery and equipment including machineries, and facilities against damage caused by certain accidents and natural disasters such as fire.

(c)	Motor Vehicle Insurance

We purchase and maintain compulsory traffic accident liability insurance for all company-owned motor vehicles.

(d)	Insurance for employers’ liability.

We also purchase insurance for employer’s liability.

All insurance coverage is obtained at market rates from independent insurance companies.

Major Suppliers

The key components and raw materials used in our production and manufacturing processes are comprised mainly of Toluene, Chlorine, Benzene, Styrene and Phthalic Anhydride, Maleic Anhydride, Propylene glycol and Ethylene diglycol which in the aggregate constituted approximately 85% of our total cost of sales.

Our suppliers are carefully selected by our purchasing department, and are assessed on criteria such as the geographical location, quality of materials supplied, length of business relationship with us, as well as their reputation, pricing, reliability, track record, service, punctuality and response time. To facilitate timely purchases of materials, we keep a list of qualified suppliers who have demonstrated reliability in product quality and delivery time as well as pricing competiveness. This list is subject to review by our management on an annual basis.

Our raw materials are currently sourced from within the PRC and therefore, all of our purchases are transacted in RMB. Accordingly, we are not subjected to any significant risk in exchange rates fluctuation in the purchase of raw materials.

Except for Chemical Sales Eastern China Branch of China Petroleum & Chemical Corporation, with whom a one year contract was entered into, we do not any have long-term arrangements with our other major suppliers.

The major suppliers accounting for 5% or more of our cost of sales for each the last three fiscal years ended June 30, 2013, 2014 and 2015 are as follows:

Suppliers	FY2015	FY2014	FY2013

Supplier A	20.4%	13.0%	0.0%
Supplier B	20.0%	10.7%	7.6%
Supplier C	11.2%	9.8%	9.9%
Supplier D	8.0%	7.6%	24.0%
Supplier E.	7.5%	4.8%	11.3%

Most of materials are mass chemical products, prices of which are quite transparent. However, due to limited purchase volume, we are not able to buy products directly through major international chemical suppliers, such as SK Chemicals. Except for Sinopec, we procure our materials through chemical wholesalers, such as Southern Petrochemical Group. We may switch our suppliers from one to another depending on the commercial terms agreed upon. As a result, some suppliers in previous years did not further sell their products to us during recent years. The percentage of purchase is also varied from year to year.

Our business or profitability is not materially dependent on any single supplier. We do not consider ourselves materially dependent on any single abovementioned supplier as we believe that there are other qualified suppliers that we are able to work with should any of these suppliers provide unacceptable or uncompetitive terms.

As of the date of this report, we are not aware of any information or arrangement which would lead to a cessation or termination of our relationships with any of our current major suppliers.

Major Customers

Our customers are mainly from the chemical industry in the PRC. As of the date of this report, we have a customer base of approximately 350 different customers (of which certain customers belong to the same group of companies) across 11 provinces in the PRC.

The major customers accounting for 5% or more of our total revenue for the last three fiscal years ended June 30, 2015, 2014, 2013 are as follows:

Customer	FY2015	FY2014	FY2013
Customer A	15.7%	5.4%	7.1%
Customer B	7.7%	3.6%	5.1%
Customer C	6.2%	4.7%	0.0%
Customer D	5.6%	2.5%	0.0%

Except materials sales’ customers, our customer base is diversified. For the past three fiscal years, we have generally reduced our reliance on each of our major customers, whose purchases as a percentage of our total revenue has shown a declining trend. This is a result of increased sales volume to a more diversified customer base and an increase in the number of products we produce.

As at the date of this report, we do not have any long-term arrangement or arrangements with any of our major customers and our business or profitability is not materially dependent on any single customer. As of the date of this report, we are not aware of any information or arrangement which would lead to a cessation or termination of our relationships with any of our current major customers.

Competition

Although the barriers to entry in this industry are relatively high in terms of capital investment and the manufacturing expertise required, we operate in a competitive environment. Our competitors are located in the Yangtze River Delta region of China, especially in Jiangsu province where we are located.

Our management of believes that the demand for our products is increasing, both within and outside the PRC. Our management considers, amongst others, the following to be our main competitors as we compete with them in at least one of the categories of the products sold by us:

Name	Place of Origin

Danyang Zhongchao Chemical Co., Ltd.	Danyang City, Jiangsu Province

Jiangsu Zhenfang Chemical Co., Ltd.	Huai’An City, Jiangsu Province

Jiangsu Lianhua Technology Co., Ltd.	Xiangshui City, Jiangsu Province

Changzhou Yabang Chemical Co., Ltd.	Changzhou City, Jiangsu Province

We believe that improving our production efficiency and seizing market opportunities will consolidate our market position and market share in the industry. We believe that our record for quality products and reputation for good service have gained the confidence of our customers.

Environmental Protection and Corporate Social Responsibilities

We have always been committed to adopting an environmentally friendly business model.

We have obtained all of the environmental permits and approvals necessary to conduct our business, including those for our production facilities, such as Dangerous Chemical Operation Permit, Pollutant Discharge Permit, etc. In addition, we were granted an Environmental Management System Certificate by China Certification Centre Inc. on July 6, 2012 which certifies that the environmental management system adopted by Jiangsu Delta during its manufacturing process is in line with the standards of GB/T24001-2004/ISO 14001:2004.

Apart from complying with all the relevant environmental laws and regulations, we have gone a step further in order to minimize our impact on the environment by undertaking a wide range of self-initiated measures to build a greener future.

Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. However, we have devoted efforts to reduce such wastes to acceptable levels under applicable regulations. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the waste generated in our manufacturing process. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. We are currently in compliance with all applicable environmental laws and have not breached any applicable environmental laws or regulations since our establishment.

Our current water treatment system has been awarded pioneer status with regard to the water treatment technology applied in our industry in the PRC. Our system allows us to recycle almost the entire portion of the waste water produced in our production, resulting in significant cost savings in our utilities expenses and also improved our environmental friendliness through a reduction in waste water production and disposal.

As a testimony to our continued efforts to achieve zero-pollution, we have a dedicated team of in-house researchers engaging in research and development activities focusing mainly on, inter alia, making full use of the by-products such as waste water generated during our production process to attain the goal of zero waste generation.

In order to ensure that we comply with the relevant PRC environmental laws and regulations, we have appointed specialized personnel to oversee environmental protection related matters within the Company. As a responsible corporate entity, we have committed to ensure that we comply with all the applicable PRC environmental laws and regulations in the future by (i) providing regular training upon the promulgation of new environmental laws and regulations with respect to the latest PRC environmental laws and regulations and encouraging our team staff to attend environmental protection training sessions organized by the local environmental protection authorities, (ii) conducting on-site inspections regularly, (iii) providing relevant training to our employees regarding compliance with PRC environmental laws and regulations in general, (iv) providing timely reports to the directors any incident or non-compliance with the relevant PRC environmental laws and regulations and (v) providing timely reports to and coordinating with competent authorities in the case that any incident or non-compliance arises.

Licenses, Permits and Government Regulations

PRC Laws and Regulations Relating to Our Business

Generally, the fine chemical industry is subject to stringent environmental protection, health and safety laws and regulation in the PRC. We have identified the main laws and regulations that affect our operations and the relevant regulatory bodies.

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

The PRC civil procedures are governed by the Civil Procedure Law of the People’s Republic of China (the “Civil Procedure Law”) adopted on April 9, 1991 and amended on October 28, 2007. and August 31, 2012 The Civil Procedure Law contains regulations on the institution of a civil action, the jurisdiction of the people’s courts, the procedures in conducting a civil action, trial procedures and procedures for the enforcement of a civil judgment or order. All parties to a civil action conducted within the territory of the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant’s place of domicile. The jurisdiction may also be selected by express agreement by the parties to a contract provided that the jurisdiction of the people’s court selected has some actual connection with the dispute, that is to say, the plaintiff or the defendant is located or domiciled, or the contract was executed or implemented in the jurisdiction selected, or the subject-matter of the proceedings is located in the jurisdiction selected. A foreign national or foreign enterprise is accorded the same litigation rights and obligations as a citizen or legal person of the PRC. If any party to a civil action refuses to comply with a judgment or order made by a people’s court or an award made by an arbitration body in the PRC, the aggrieved party may apply to the people’s court to enforce the judgment, order or award. The time limit on the right to apply for such enforcement is two years.

A party seeking to enforce a judgment or order of a people’s court against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for recognition and enforcement of such judgment or order. A foreign judgment or ruling may also be recognized and enforced according to PRC enforcement procedures by the people’s courts in accordance with the principle of reciprocity or if there exists an international or bilateral treaty with or acceded to by the foreign country that provides for such recognition and enforcement, unless the people’s court considers that the recognition or enforcement of the judgment or ruling will violate fundamental legal principles of the PRC or its sovereignty, security or social or public interest.

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

A party seeking to enforce an arbitral award of a foreign affairs arbitration body of the PRC against a party who or whose property is not within the PRC may apply to a foreign court with jurisdiction over the case for enforcement. Similarly, an arbitral award made by a foreign arbitration body may be recognized and enforced by the PRC courts in accordance with the principles of reciprocity or any international treaty concluded or acceded to by the PRC.

In respect of contractual and non-contractual commercial-law-related disputes which are recognized as such for the purposes of the PRC laws, the PRC has acceded to the Convention on the Recognition and Enforcement of Foreign Arbitral Award (the “New York Convention”) adopted on 10 June 1958 pursuant to a resolution of the Standing Committee of the NPC passed on 2 December 1986. The New York Convention provides that all arbitral awards made by a state which is a party to the New York Convention shall be recognized and enforced by other parties to the New York Convention subject to their right to refuse enforcement under certain circumstances including where the enforcement of the arbitral award is against the public policy of the state to which the application for enforcement is made. It was declared by the Standing Committee of the NPC at the time of the accession of the PRC that (1) the PRC would only recognize and enforce foreign arbitral awards on the principle of reciprocity; and (2) the PRC would only apply the New York Convention in disputes considered under PRC laws to be arising from contractual and non-contractual mercantile legal relations.

Foreign Exchange Control

Prior to 31 December 1993, enterprises in the PRC requiring foreign currency were required to obtain approval from the State Planning Committee and the Ministry of Foreign Trade and Economic Cooperation before it could convert RMB into foreign currency, and such conversion had to be effected at the official rate prescribed by the State Administration of Foreign Exchange (“SAFE”). RMB reserved by Foreign Investment Enterprises (“FIEs”) could also be converted into foreign currency at swap centers with the prior examination and verification by SAFE. The exchange rates used by swap centers were largely determined by the supply of and demand for foreign currencies and RMB.

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

(e)          Where a foreign enterprise makes a direct investment or carries out the issuance and/or business of securities or other derivatives within the PRC, or where a domestic entity makes a direct investment or carries out the issuance and/or business of securities or other derivatives outside the PRC, it shall go through the registration procedure according to the relevant regulations stipulated by SAFE. A guarantee or a commercial loan provided to the entity outside the PRC by a domestic entity shall be subject to approval and registration with relevant foreign exchange administration. The utilization of foreign debts by an enterprise shall be in compliance with relevant regulations and has to undergo foreign debt registration with the foreign exchange control administration.

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

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprise (Circular Guoshuihan [2009] No. 698) implemented on January 1, 2008, except for the purchase and sale of equity through a public securities market, where a foreign corporate investor indirectly transfers the equity of a PRC resident enterprise by disposing the equity of an overseas holding company (the “Indirect Transfer”) located in a tax jurisdiction that (i) has an effective tax rate of less than 12.5%, or (ii) does not tax its residents on their foreign income, the foreign corporate investor shall report the Indirect Transfer to the competent PRC tax authority within 30 days from the date when the equity transfer agreement was made. In this case, the PRC tax authority will examine the true nature of the Indirect Transfer. Should it deem the foreign investor to have made the Indirect Transfer without reasonable commercial purpose and in order to avoid the PRC tax, the PRC tax authority may disregard the existence of the overseas holding company that is used for tax planning purpose and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer by the foreign investor may be subject to the EIT Law.

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

Where the enterprises fail to pay the full amount of the social insurance premiums, the relevant department aforesaid has the authority to check and decide on the amount of social insurance premiums that the enterprises should pay as the supplementary payment. If the enterprises does not pay for the social insurance premiums after the relevant department has charged the full amount of the supplementary payment, the relevant department is authorized to either inquire about the deposit account of such enterprises, or apply to the related department at or above the county level for making the decision of the allocation of social insurance premiums. The relevant department can also inform the bank or other financial institution to execute the allocation by written notice. If the amount of the deposit account is smaller than the amount of social insurance premiums required to pay by the enterprises, the enterprises may provide a security and delay the date to pay the social insurance premiums. If the amount of the deposit account is smaller than the amount of the social insurance premiums needed to pay by the enterprises, and the enterprises fails to provide a security, the relevant department shall apply to the court for the levying, sealing and auctioning of the property of such enterprises.

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

If a company fails to report and/or register the environmental pollution caused by it, it will receive a warning or be penalized. Companies which fail to restore the environment or remedy the effects of the pollution within the prescribed time will be penalized or have their business licenses terminated. Companies or enterprises which have polluted and endangered the environment must bear the responsibility for remedying the danger and effects of the pollution, as well as to compensate the any losses or damages suffered as a result of such environmental pollution.

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

Save as otherwise disclosed, we are not subject to any special legislation or regulatory controls in the PRC other than those generally applicable to companies and businesses in the PRC, which will have a material effect on our business operations. Changes in the PRC governmental rules and regulations will have a significant impact on our business, and Foreign exchange control and tax policies in the PRC may limit our ability to utilize our revenue effectively and affect our ability to receive dividends and other payments from our subsidiaries in the PRC.

Please also refer to the Section “Risk Factors – Risks Relating to Doing Business in the PRC” of this report for details on the applicable PRC laws and regulations.

Licenses, Permits and Approvals

As of the date of this report, we have obtained all material licenses, permits and approvals from the relevant government authorities for our business operations in the PRC, and have complied with all relevant PRC environmental laws and regulations, and have not been fined under any related PRC environmental laws or regulations. Please see the table below for the material licenses, permits and approvals that we have received as of the date of this report:

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Jiangsu Delta	Registration Certificate for Using Hazardous Chemicals	321110234	June 23, 2014 to June 22, 2017	Jiangsu Province Administration of Work Safety Chemical Registration Centre
Jiangsu Delta	Trading License for Hazardous Chemicals	Su Zhen An Jing (Yi) Zi 2012001347	December 24, 2014 to December 23, 2017	Administration of Work Safety of Zhenjiang City
Jiangsu Delta	Record Keeping Certificate of Non-Pharmaceutical Precursor Chemical Production	(Su) 3S32111200031	May 23, 2014 to April 27, 2017	Administration of Work Safety of Zhenjiang City
Jiangsu Delta	Record Keeping Certificate of Class 2 and Class 3 Precursor Chemical Purchase	[2014] Certificate No. 102888	To November 28, 2014	Police Station of Jiangsu Zhenjiang, Dantu Bureau
Jiangsu Delta	Approval of Purchasing Highly Toxic Chemical	(Zhenjiang) Gong Ju Zhun Guo Zi [2014] No. 01962	One-time approval and valid for 15 days.	Zhenjiang Police Station
Jiangsu Delta	Pollutant Discharge Permit	Zhen Tu Huan No. 3211212012062	May 2015 to May 2018	Environment Protection Agency of Dantu District, Zhenjiang City
Jiangsu Delta	Business License	321100400012550	June 15, 2007 to June 14, 2027	Administration of Industry and Commerce of Zhenjiang, Jiangsu Province
Jiangsu Delta	Work Safety License	(Su) WH An Xu Zheng Zi [L00230]	April 28, 2014 to April 27, 2017	Administration of Work Safety of Jiangsu Province
Jiangsu Delta	Financial Registration Certificate for Foreign-invested Enterprises	No.3211210203	June 15, 2007 to June 14, 2027	Local Financial Bureau of Dantu District, Zhenjiang City

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Jiangsu Delta	Organization Code Certificate	No.66274328-4	June 11, 2015 to June 10, 2019	Jiangsu Zhenjiang Administration of Quality Supervision, Inspection and Quarantine
Jiangsu Delta	Tax Registration Certificate	Zhen Guo Shui Tu Deng Zi 321121662743284	N.A. (Note: issued on January 19,2009)	National Tax Bureau of Zhenjiang, Jiangsu Province and Local Tax Bureau of Dantu, Zhenjiang
Jiangsu Delta	Tax Registration Certificate	Su Di Shui Zi No.321181796133836	N.A. (Note: issued on January 19, 2009)	National Tax Bureau of Danyang, Jiangsu Province and Local Tax Bureau of Danyang
Jiangsu Delta	Approval Certificate for Establishment of Enterprises with Investment of Taiwan, Hong Kong, Macao and Overseas Chinese in the PRC	Shang Wai Zi Su Fu Zi [2007] NO.73674	N.A. (Note: issued on June 6, 2014)	People’s Government of Jiangsu Province
Jiangsu Delta	Foreign Exchange Registration Card	No.00085568	N.A.	State Foreign Exchange Administration
Jiangsu Delta	Bank Account Permit	No. J3140002471102	N.A. (Note: issued on July 16, 2008)	People’s Bank of China, Zhenjiang Branch
Jiangsu Delta	Social Insurance Registration Certificate	She Xian Su Zi No.32112115000942	June 23, 2010 to October 30, 2020	Social Labour Insurance Fund Management Centre, Dantu District, Zhenjiang City
Jiangsu Delta	Environmental Management System Certificate	04415E10738R0M	September 29, 2015 to September 28, 2018	China Certification Centre Inc.
Jiangsu Logistic	Business License	321121000087016	December 17, 2013 to Long	Administration of Industry and Commerce of Dantu, Zhenjiang
Jiangsu Logistic	Road transportation operation Certificate	Su Jiao Yun Guan Xu Ke Zhen Zi No. 321112303680	May 21, 2014 to December 11, 2017	Zhenjiang Administration of Transportation and Management
Jiangsu Logistic	Organization Code Certificate	No. 08692663-9	December 17, 2013 to December 16, 2017	Zhenjiang Dantu Administration of Quality Supervision, Inspection and Quarantine
Jiangsu Logistic	Tax Registration Certificate	Zhen Guo Shui Deng Zi 321121086926639	N.A. (Note: issued on June 12, 2014)	State Tax Bureau of Dantu, Zhenjiang city, Jiangsu Province and Local Tax Bureau of Dan, Zhenjiang city

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Binhai Deda	Business license	320922000222858	June 8, 2013 to June 7, 2043	Administration of Industry and Commerce of Binhai, Yanhai
Binhai Deda	Trading Licence for Hazardous Chemicals	Su (Yan) An Jing Zi (Bin) 000011	June 7, 2013 to June 6, 2016	Administration of Work Safety of Binhai
Binhai Deda	Bank Account Permit	No. J3112001078201	N.A. (Note: issued on June 19, 2013)	People’s Bank of China, Binhai Branch
Binhai Deda	Organization Code Certificate	No. 07101823-2	June 8, 2013 to June 7, 2017	Yancheng Binhai Administration of Quality Supervision, Inspection and Quarantine

Properties

We currently own the following land use rights in the PRC:

Owner	Location	Certificate of State- owned Land Use Right No.	Tenure	Approximate Gross Floor Area (sqm)	Use of Property
Jiangsu Delta	Chenfeng Village, Gaozi Town, Dantu District, Zhenjiang	Zhen Tu Guo Yong (2008) No.199 (1)	October 19, 2008 to July 29, 2058	53,369	Industrial
Jiangsu Delta	Chenfeng Village, Gaozi Town, Dantu District, Zhenjiang	Zhen Tu Guo Yong (2011) No.1037	August 1, 2011 to August 31, 2060	26,023	Industrial

Note:

(1)

This land use right has been mortgaged to the Industrial and Commercial Bank of China, Zhenjiang Branch. The period of the mortgage is commencing from May 31, 2013 and ending on December 31, 2017. During the term of the mortgage, Jiangsu Delta’s rights to transfer, lease, mortgage or otherwise dispose of this land use right shall be subject to the prior written approval of the relevant bank.

We currently own and possess the Building Ownership Certificates for the following buildings in the PRC:

Location	Certificate of Real Estate Ownership No.	Approximate Gross Floor Area (sq m)	Use of Property
Building 3 No. 1 Fine Chemical Park Gaozi Zhen Dantu Ecnomic and Development Zone Zhenjiang City (1)	Zhen Fang Quan Zheng Zi No. 1201007277100110	1,140.9	Industrial
North of Development Zone Road, South of Hu Ning Expressway	Dan Fang Quan Zheng Kai Fa Qu Zi No. 02032188	12,119.44	Research and Development

Note:

(1)	This property has been mortgaged to the Industrial and Commercial Bank of China, Zhenjiang Branch. The period of the mortgage is one year commencing from June 20, 2015 and ending on June 19, 2016. During the term of the mortgage, our rights to transfer, lease, mortgage or otherwise dispose of this property shall be subject to the prior written approval of the relevant bank.

As of the date of this report, we do not lease any properties.

We believe there are no regulatory requirements or environmental issues that may materially affect our utilization of the above properties and fixed assets, all of which are located in the PRC.

C. Organizational Structure

The chart below presents our corporate structure as of the date of this report.

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described “Item 4. B. Business Overview.”

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

Overview

We are a fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals.

We collaborate with reputable universities, such as the East China Normal University in order to secure our position as a market leader. We also closely monitor the market for development, trends and technological innovations and solicit customer feedback so as to keep abreast with market demands and industrial development.

This discussion and analysis focuses on the business results, comparing results of operations for the fiscal year ended June 30, 2015, and 2014, respectively.

The Fiscal Years Ended June 30, 2015 and June 30, 2014

Results of Operations

In the fiscal year ended June 30, 2015, our revenue increased by 15.22% year over year but net income decreased by 79.5% year over year due to change in fair value of warrants. Our net profit margin was driven down by 3.82% resulting from the rapid growth of our SCM business which has the lowest margin for the fiscal year ended June 30, 2015.

The following table summarizes the results of our operations during the fiscal years ended June 30, 2015 and 2014, respectively, and provides information regarding the dollar and percentage increase (or decrease) for the fiscal year ended June 30, 2015 as compared to 2014.

	The Fiscal Year Ended June 30,
	2015	2014	Change	Change rate
Net Revenue	$202,009,160	$175,327,717	$26,681,443	15.22%
Cost of Sales	$(182,692,715)	$(157,904,729)	$24,787,986	15.70%
Gross Profit	$19,316,445	$17,422,988	$1,893,457	10.87%
Gross Margin	9.56%	9.94%	0.38%	3.82%
Operating Expenses	$(7,058,041)	$(5,788,048)	$1,269,993	21.94%
Operating Income	$12,258,404	$11,634,940	$623,464	5.36%
Operating Margin	6.07%	6.64%	0.57%-	8.58%
Change in fair value of convertible bonds	$-	$(156,199)	$ N/A	N/A %
Change in fair value of warrants	$(7,906,529)	$-	$ N/A	N/A
Gain on disposal of a subsidiary	$1,178,093	$-	$ N/A	N/A
Other loss - net	$(394,211)	$(2,043,954)	$1,649,743	80.71%
Income taxes	$(3,729,238)	$(2,606,479)	$1,122,759	43.08%
Net Income	$1,406,519	$6,828,308	5,421,789	79.4%
Net Profit Margin	0.70%	3.89%	3.19%	82.01%

Revenue

Revenue for the fiscal year ended June 30, 2015 was $202,009,160, an increase of 15.22% as compared with revenue of $175,327,717 for the fiscal year ended June 30, 2014. In the fiscal year ended June 30, 2015, we sold 21,095 tons of UPR, a decrease of 29.72% as compared with 30,014 tons of UPR in the fiscal year ended June 30, 2014. In the fiscal year ended June 30, 2015, we sold 53,829 tons of PCT/OCT, an increase of 40.60% as compared with 38,285 tons in the fiscal year ended June 30, 2014. The increase was due primarily to higher demand in our products and our increased production output. In the fiscal year ended June 30, 2015, we sold 74,371 tons of chemicals in the SCM segment, an increase of 87.16% as compared with 39,736 tons in the fiscal year ended June 30, 2014. The increase in the sales in SCM segment was due primarily to the adjustment in operating strategy to enter the logistics business.

The following table shows a breakdown of revenues from for our main products and service:

	The Fiscal Year Ended June 30,
	2015		2014
	Sales	% of total sales	Sales	% of total sales
UPR	38,513,560	19.06%	56,230,919	32.07%
PCT/OCT	85,234,434	42.19%	67,634,632	38.58%
SCM	78,261,166	38.75%	51,462,166	29.35%
Total revenue	$202,009,160	100.00%	$175,327,717	100.00%

Gross Profit

Gross profit increased 10.87% to $19,316,445 for the fiscal year ended June 30, 2015, as compared with $17,422,988 for the fiscal year ended June 30, 2015. The gross margin decreased by 3.82% from 9.94% for the fiscal year ended June 30, 2014 to 9.56 % for the same period of 2015, mainly because the SCM had a gross loss margin of 0.38% in the fiscal year ended June 30, 2015.

Operating Income

Operating income was $12,258,404 for the fiscal year ended June 30, 2015, representing a 5.36% increase as compared with $11,634,940 for the fiscal year ended June 30, 2014. The operating margin decreased by 8.58% from 6.64% for the fiscal year ended June 30, 2014 to 6.07% for the fiscal year ended June 30, 2015. The decrease was mainly due to a sale volume increase of 52.08% in SCM which had a gross loss margin of 0.38% for the fiscal year ended June 30, 2015 as compared with the fiscal year ended June 30, 2014.

Cost of Sales

Cost of sales was $182,692,715 for the fiscal year ended June 30, 2015, representing a 15.70% increase as compared with $157,904,729 for the same period of 2014. The increase in cost of sales was due to sales growth.

Operating Expenses

The table below provides a detailed breakdown of our operating expenses for the periods indicated:

	The Fiscal Year Ended June 30,
	2015	2014	Change
Selling expenses	$2,384,459	$2,306,021	3.40%
General & Administrative expenses	$4,673,582	$3,482,027	34.22%
Total operating expenses	$7,058,041	$5,788,048	21.94%

Operating expenses were $7,058,041 for the fiscal year ended June 30, 2015, representing a 21.94% increase as compared with $5,788,048 for the fiscal year ended June 30, 2014. The increase was primarily due to two factors: (i) an increase in selling expenses of 3.4% to $2,384,459 for the fiscal year ended June 30, 2015 from $2,306,021 for the fiscal year ended June 30, 2014 attributable to the increase in sales revenue, and (ii) an increase in general and administration expenses of 34.22% to $4,673,582 for the fiscal year ended June 30, 2015 from $3,482,027 for the fiscal year ended June 30, 2014, mainly due to more professional fees incurred for various corporate actions during 2015.

Change in Fair Value of Warrants

Change in fair value of warrants was $7,906,529 for the fiscal year ended June 30, 2015. This is recorded as a non-cash loss, which resulted from the change in fair value of warrants issued connection with the Public Offering on December 21, 2012.

Gain on Disposal of A Subsidiary

The Company recorded a gain of $1,178,093 from the disposal of Jiangsu Zhengxin R&D during the year ended June 30, 2015 when the Company sold the subsidiary to Zhenjiang Xinshun Chemical Trading Company Ltd at a sale price of $10,518,189 (RMB64.555million) on March 12, 2015 pursuant to a sale and purchase agreement.

Net Income

Net income was $1,406,519 for the fiscal year ended June 30, 2015, a decrease of 79.4% as compared with $6,828,308 for the fiscal year ended June 30, 2014. The decrease in net income in the fiscal year ended June 30, 2015 was mainly due to the change in fair value of the warrants of $7,906,529.

The net profit margin dropped from 3.89% for the fiscal year ended June 30, 2014 to 0.70% for the fiscal year ended June 30, 2015 due to 1) non-cash loss of $7,906,529resulting from change in the fair value of the warrants, and 2) decrease in gross profit margin and increase in operating expenses for the fiscal year ended June 30, 2015 as compared with the fiscal year ended June 30, 2014.

Earnings per Share

Basic and diluted earnings per share (“EPS”) for the fiscal year ended June 30, 2015 were $1.44 and $1.44 compared with EPS $1.53 and $1.53 for the same period of 2014. The weighted average number of shares outstanding to calculate basic EPS was 6,462,577 and 4,560,000 for the fiscal year ended June 30, 2015 and 2014, respectively. The weighted average number of shares outstanding to calculate diluted EPS was 6,462,577 and 4,560,000 for the fiscal year ended June 30, 2015 and 2014.

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures principally through debt and equity offerings and cash provided by operations.

The table below presents information about our cash flow for the periods indicated:

	The Fiscal Year Ended June 30,
	2015	2014	Change
Net cash provided by (used in) operating activities	$(15,139,370)	$3,865,600	491.64%
Net cash provided by (used in) investing activities	$15,187,228	$(24,076,576)	163.08%
Net cash provided by (used in) financing activities	$(8,705,226)	$25,303,850	134.40%
Effect of foreign currency translation on cash and cash equivalents	$(170,970)	$6,941	N/M
Beginning cash and cash equivalent	$9,045,950	$3,946,135	129.24%
Ending cash and cash equivalent	$217,612	$9,045,950	97.59%

Operating Activities

For the fiscal year ended June 30, 2015, net cash used in operating activities was $15,139,370. This was primarily attributable to: 1) our net income of $278,707, adjusted by an add-back of non-cash charges mainly consisting of depreciation and amortization, change in fair value of warrants, deferred income taxes and allowance for doubtful accounts of $6,452,324, $79,353, $7,906,529, $848,541 and $1,199,110, respectively, and non-cash gain from disposals of property accounts and disposal of a subsidiary of $74,860 and $1,1978,093, respectively; 2) an increase of $31,839,651 in working capital, primarily due to: (i) an increase of $46,117,191 from trade and other receivables; (ii) a decrease of $4,290,812 in inventories, principally of raw material; partially offset by an increase of $9,384,469 in trade and other payables, an increase of $454,930 in advance from customers deposit, and an increase of $147,329 in income tax payables.

Investing Activities

For the fiscal year ended June 30, 2015, net cash provided by investing activities was $15,187,228. This was primarily attributable to: (i) $8,829,460 from disposals of property and equipment, and (ii) $10,518,189 from disposals of a subsidiary; partially offset by $4,160,421 capital expenditure for purchase of new plant and equipment.

Financing Activities

For the fiscal year ended June 30, 2015, net cash used in financing activities were $8,705,226, primarily attributable to: (i) a short-term bank loan borrowing of $52,751,379, (ii) a cash capital contribution of $5,210,000 (iii) repayment of bank borrowings of $60,142,218, (iv) a change in restricted cash of $3,498,222, and (v) due to a shareholder of $2,844,070.

Cash and Cash Equivalents

Our cash and cash equivalents as at July 1, 2014, were $9,045,950 and decreased to $217,612 by June 30, 2015. The decrease was mainly due to increase in net cash used in operating activities and financing activities.

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

Trade Receivables, net

Trade receivables, net were $53,818,279 as of June 30, 2015, representing a 0.94% increase as compared with $53,318,673 as of June 30, 2014. This increase in trade receivables was primarily attributable to increase in sales.

Inventory

Inventory consists of raw materials, finished goods. As of June 30, 2015, the recorded value of our inventory decreased 30.66% to $9,751,596 from $14,062,567 as of June 30, 2014. This decrease is mainly due to a decrease of 25.48% in raw material from $8,338,302 as of June 30, 2014 to $6,213,300 as of June 30, 2015 and decrease of 38.19% in finished goods from $5,724,265 as of June 30, 2014 to $3,538,296 as of June 30, 2015. The decrease in inventories was primarily due to the Company’s efforts to minimizing its inventory level when the price of raw materials has been dropping.

Accounts Payable

Accounts payable were $45,279,369 as of June 30, 2015, an increase of 26.30 % from $35,850,810 as of June 30, 2014. The increase was primarily attributable to a larger purchase volume.

Obligations under Material Contracts

There was no material contractual obligation as of June 30, 2015.

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

Borrowing Costs

Borrowing costs are recognized in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalized by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2015 and 2014 were capitalized at a rate of 7.11% and 7.11% , respectively.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2016 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2015.

Tabular Disclosure of Contractual Obligations

None.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Xin Chao	38	Chairman and Chief Executive Officer
Hongming Dong	46	Chief Financial Officer
Borys Priadko	59	Independent Director (1)(2)(3)
Richard Liu	45	Independent Director (1)(2)(3)
Changguang Wu	47	Director
George Kaufman	40	Independent Director (1)(2)(3)

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of governance and nominating committee.

Below is a summary of the business experience of each of our executive officers and directors:

Xin Chao has over 10 years of experience in the fine chemical industry. From 1999 to 2000, Mr. Chao worked as a sales manager at Sinopec International Corporation where he was actively involved in international trading matters. From 2000 to 2002, he worked at Lianshui County Zhengxin Chemical Co., Ltd. as the general manager in charge of the entire business operations of the company. Subsequently, in August 2002 and August 2003, Mr. Chao co-founded (i) Danyang Beijiate Materials Trading (“Beijiate Materials”) and (ii) Danyang Beijiate Chemicals Co., Ltd. (“Beijiate Chemicals”) respectively, where he was responsible for the daily operations of both Beijiate Materials and Beijiate Chemicals. Mr. Chao co-found Jiangsu Delta, and he was the general manager of Jiangsu Delta when it was incorporated as a wholly foreign-owned enterprise on 15 June 2007. Mr. Chao subsequently acquired the entire equity interest in Jiangsu Delta from S&S International through Hong Kong Huilong International Investment Limited (formerly known as Hong Kong Zhengxin International Investment Limited) (which was controlled by Mr. Chao) on April 13, 2008. Since its incorporation, Mr. Chao has been actively involved in the operations and management of Jiangsu Delta. Mr. Xin Chao graduated from Nanjing University with a Bachelor’s Degree in International Trading.

Hongming Dong has rich experience in accounting and finance of chemical industry. He has been working as Finance Manager of the Company since 2010. Before joining the Company, he was Finance Manager at Danyang Liansheng Chemical Limited for over five years. Mr. Dong holds a bachelor’s degree in accounting from Nanjing Economic College.

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

Borys Priadko has more than 35 years of experience in corporate management and accounting. He has been operating his own firm, Borys’s Management Services Pty Ltd for the past eight years. Prior to that, he worked for two years with Lehman Brown Consulting in China. Before moving into the private consulting and service sector, Mr. Priadko worked for Siemens – Building Technologies Division for ten years in the role of either Financial Controller or General Manager in various countries and entities. Mr Priadko is a member of CPA Australia and has a bachelor degree in Financial Administration from New England University, Armidale, New South Wales, Australia..

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

B. Compensation

Director Compensation

We currently do not pay any compensation to members of our board of directors. Future compensation to be paid to our directors, if any, will be determined in the future. Mr. Changguang Wu received an annual base salary of RMB289,920 (approximately $47,257) for the fiscal year ended June 30, 2015 for his services as president of Jiangsu Delta.

Executive Compensation

Overview of Executive Compensation

We paid annual base salaries to Xin Chao and Hongming Dong of approximately RMB462,000 (approximately $75,275) and RMB108,000 (approximately $17,597), respectively, in the fiscal year ended June 30, 2015 for their services as officers of the Company.

Grants of Plan Based Awards

None of the named executives of the Company currently participates in or have account balances in any plan based award programs. Future bonus plans will be adopted by the board of directors.

Employment Agreements

On June 15, 2007, we, through Delta, entered into an employment agreement with Xin Chao pursuant to which Xin Chao agreed to act as the chairman and Chief Executive Officer of Delta. The employment agreement does not have a definite term. The employment agreement provides for a base salary of RMB462,000 a year, with performance based bonus.

Mr. Hongming Dong entered into an employment agreement with the Company, dated August 17, 2015, pursuant to which he will serve as the Chief Financial Officer of the Company from September 1, 2015 until the earlier of his resignation or termination by the Company. In consideration for his employment, the Company will pay Mr. Dong an annual salary of RMB 900,000 (approximately $14,048). Mr. Dong is also entitled to benefits such as vacation, sick and holiday pay, insurance, and pension, in accordance with rules, regulations and the Company’s benefits policies established and in effect from time to time.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested

None.

Pension Benefits

None of the named executives currently participates in or has account balances in qualified or nonqualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of the named executives currently participates in or has account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by us.

Other than as disclosed above, we have not entered into any agreements or arrangements with our executive officers or directors, and have not made any agreements to provide benefits upon termination of employment.

C. Board Practices

Board Committees

Our Board of Directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee.  Immediately following the transaction contemplated by the Purchase Agreement, the audit committee consists of Borys Priadko, Richard Liu and George Kaufman. Borys Priadko is the chair of the Audit Committee, and our Board of Directors believes that Mr. Priadko qualify as “audit committee financial experts”, as such term is defined in the rules of the Securities and Exchange Commission.

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

Compensation Committee.  Immediately following the transaction contemplated by the Purchase Agreement, our compensation committee consists of Borys Priadko, Richard Liu and George Kaufman. The members of the compensation committee do not have any direct or indirect material relationship with us other than as a director. George Kaufman serves as Chair of the Compensation Committee.

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

Governance and Nominating Committee.  Immediately following the transaction contemplated by the Purchase Agreement, our governance and nominating committee consists of Borys Priadko, Richard Liu and George Kaufman. The members of the Governance and Nominating Committee do not have any direct or indirect material relationship with us other than as a director. Richard Liu serves as Chair of the Governance and Nominating Committee.

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

Director Independence

Our Board of Directors has determined that Borys Priadko, Richard Liu and George Kaufman qualify as independent directors under the rules of the Nasdaq Marketplace Rules because they are not currently employed by us, and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

D. Employees

As of June 30, 2015, we have a total of 260 full-time employees, all of whom are located in Zhenjiang, Jiangsu Province, the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of June 30, 2015 is as follows:

Function	Number
Management	6
Sales and marketing	9
Research and Development	25
Safety and environmental protection	15
Production	16
Procurement	5
New Material	34
Logistics	16
Quality control	11
Administration	29
Production workers	94
Total	260

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 16, 2015:

·	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
·	each of our executive officers and directors; and
·	all our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not include securities underlying warrants or options that are not exercisable within 60 days of November 16, 2015. All shares have identical voting rights.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(2)
Directors and Executive Officers:
Xin Chao, CEO and Chairman (3)	2,410,200		25.2%
Hongming Dong, CFO	0		0
Borys Priadko, Director	0		0
Richard Liu, Director	0		0
Changguang Wu, Director	0		0
George Kaufman, Director	128,400	(11)	1.3%
All directors and executive officers as a group (6 individuals)	2,538,600		26.3%
Five Percent Holders:
CIS Acquisition Holding Ltd. (4)	5,428,368	(7)	41.2%
Master Kingdom Holdings Ltd. (3)	2,410,200		25.2%
KIP Growth Capital Fund No. 17 (5)	967,900		10.1%
KPCB China Fund, L.P. (6)	1,066,700		11.1%
AQR Capital Management, LLC (8)	990,000	(9)	9.4%
Pine River Capital Management L.P. (10)	774,000		8.1%

*Less than one percent

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Delta Technology Holdings Limited, 16 Kaifa Avenue, Danyang, Jiangsu, China.

(2)	Based on 9,567,034 ordinary shares outstanding (including 1,500,000 ordinary shares subject to certain net income performance targets).

(3)	Held through Master Kingdom Holdings Ltd. (“Master Kingdom”). Mr. Xin Chao is the owner of Master Kingdom and as such, is deemed to hold voting and dispositive power of the securities held by Master Kingdom.

(4)	Messrs. Danilitskiy and Vazhnov share voting and dispositive power over the founders’ shares owned by CIS Acquisition Holding Co. Ltd. CIS Acquisition Holding Co. Ltd. is owned by Zelda Finance Ltd. and SPAC Investments Ltd. Anatoly Danilitskiy controls Zelda Finance Ltd. and Taras Vazhnov controls SPAC Investments Ltd. The business address of Zelda Finance Ltd. is Withfield Tower, 3rd floor, 4792 Coney Drive, Belize City, Belize. The mailing address of SPAC Investments Ltd. is FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

(5)	Korean Investment Partners Co., Ltd. (“KIP”), as the general investor of KIP Growth Capital Fund No. 17 (“KIPGCF”), has voting and investment power over securities held by KIPGCF. The address of KIPGCF is 2bfl., Gangnam Finance Center 737 Yeoksam-dong, Gangnam-gu, Seoul, Korea.

(6)	KPCB China Associates, Ltd. is the general manager of KPCB China Fund, L.P. (“KPCB”) and holds voting and dispositive power of the securities held by KPCB. The address for KPCB is P.O. Box 309, GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

(7)	Consists of 1,828,773 ordinary shares and 3,599,595 ordinary shares underlying warrants exercisable within 60 days from November 16, 2015.

(8)	Bradley D. Asness has voting and investment power over securities held by AQR Capital Management Holdings, LLC. The address for AQR Capital Management Holdings, LLC is 2 Greenwich Plaza, Greenwich, CT 06830.

(9)	Consists of 990,000 ordinary shares underlying warrants exercisable within 60 days from November 16, 2015.

(10)	Pine River Capital Management LLC is the general manager of Pine River Capital Management L.P., and holds voting control and investment discretion over securities held by Pine River Capital Management L.P. As Manager and President of Pine River Capital Management LLC, Brian Taylor makes voting and investment decisions on behalf of Pine River Capital Management LLC in its capacity as general manager to Pine River Capital Management L.P. As a result of the foregoing, Mr. Taylor may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by Pine River Capital Management L.P. The address for Pine River Capital Management LLC is 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

(11)	Consists of 44,400 ordinary shares and 84,000 ordinary shares underlying warrants within 60 days from November 16, 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

As of June 30, 2015 and 2014, we had short-term borrowings from banks which were repayable within one year and charged at interest rates ranging from 3.9% to 8.2% and from 3.9% to 8.7% per annum, respectively. Such borrowings primarily consist of loans denominated in Renminbi, and U.S. dollars. Bank borrowings are secured over certain bank deposits, certain trade receivables, certain plant and machinery, and certain land use rights. The bank borrowings are guaranteed by a number of unrelated parties, as well as Mr. Changguang Wu for the year ended June 30, 2015 and Mr. Xin Chao, our Chief Executive Officer and Chairman, for the years ended June 30, 2015 and 2014.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We are not involved in any other legal proceedings. We have no knowledge of any proceedings pending or threatened against any of our subsidiaries or any facts likely to give rise to any litigation, claims or proceedings which might have a material effect on our financial position or profitability.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our units, Class A Shares and redeemable warrants have been listed on the NASDAQ Capital Market under the symbols CISAU, CISAA and CISAW, since December 19, 2012. Beginning March 18, 2013, the Class A Shares and redeemable warrants underlying the units began to trade separately on a voluntary basis. The units and Class A Shares were delisted on October 1, 2014 following the mandatory separation of the units and the redemption of Class A Shares in accordance with our Amended and Restated Memorandum and Articles of Association. The trading of redeemable warrants was suspended until our ordinary shares were successfully listed on the NASDAQ Capital Market on June 1, 2015. Our ordinary shares and redeemable warrants are currently trading under the ticker symbol “DELT” and “DELTW”.

The following table sets forth the range of high and low market prices for our redeemable warrants for the periods indicated, as reported by the NASDAQ Capital Market. These prices do not include retail mark-ups, markdowns, or commissions.

	Warrants (1)
	High	Low
Annual Highs and Lows
Fiscal Year Ended June 30, 2013(1)	$1.43	$0.01
Fiscal Year Ended June 30, 2014	$0.47	$0.11
Fiscal Year Ended June 30, 2015	$1.48	$0.12
Quarterly Highs and Lows
2014
First Quarter (Fiscal quarter ended September 31, 2013)	$0.40	$0.29
Second Quarter (Fiscal quarter ended December 31, 2013) (1)	$0.36	$0.26
Third Quarter (Fiscal quarter ended March 31, 2014)	$0.26	$0.18
Fourth Quarter (Fiscal quarter ended June 30, 2014)	$0.39	$0.11
2015
First Quarter (Fiscal quarter ended September 30, 2014)	$0.47	$0.12
Second Quarter (Fiscal quarter ended December 31, 2014)	$0.47	$0.23
Third Quarter (Fiscal quarter March 31, 2015)	$0.38	$0.22
Fourth Quarter (Fiscal quarter ended June 30, 2015)	$1.48	$0.18
2016
First Quarter (Fiscal quarter ended September 30, 2015)	$0.50	$0.07

Monthly Highs and Lows
May 2015	$0.29	$0.18
June 2015	$1.48	$0.29
July 2015	$0.50	$0.30
August 2015	0.35	0.17
September 2015	$0.18	$0.07
October 2015	$0.14	$0.05
November 2015 (Through November 16, 2015)	$0.12	0.12

(1) Such warrants were eligible to begin separately trading on March 18, 2013.

Our ordinary shares commenced trading on the NASDAQ Capital Market on June 1, 2015. The table below shows the monthly high and low prices.

	Ordinary Shares
	High	Low
Annual Highs and Lows
Fiscal Year Ended June 30, 2015(2)	$38.25	$4.56
2016
First Quarter (Fiscal quarter ended September 30, 2015)	$5.00	$1.63
Monthly Highs and Lows
June 2015	$38.25	$4.56
July 2015	$5.00	$2.88
August 2015	3.10	1.63
September 2015	$2.50	$1.98
October 2015	$2.80	$2.17
November 2015 (Through November 16, 2015)	$2.55	$1.72

(2) Our ordinary shares commenced trading on June 1, 2015.

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

Our board shall review and approve all payments made to the founders, officers, directors, special advisors, consultants and their respective affiliates, other than the payment of an aggregate of $7,500 per month to CIS Acquisition Holding Co. Ltd., an affiliate of Anatoly Danilitskiy, our former Chairman and Chief Executive Officer, and Taras Vazhnov, our former director, for office space, administrative services and secretarial support, and any Interested Director shall abstain from such review and approval. Such fees were paid as incurred only out of interest earned on the trust account or assets not held in trust, if any.

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue 155,000,000 shares divided into: (i) 150,000,000 ordinary shares; and (ii) 5,000,000 preferred shares, each par value $0.0001 per share. As of November 16, 2015, 9,567,034 ordinary shares were outstanding (including 1,500,000 Ordinary Shares in escrow that are subject to certain net income targets). Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

See the description of the Voting Agreement, the Registration Rights Agreement and the Call Agreement under Item 4. A.

D. Exchange Controls

BVI Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the BVI. There are no material BVI laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares. BVI law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary shares.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules that became effective on January 1, 2008, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. In addition, the State Administration of Taxation issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC enterprise shareholders by us, or the gain our non-PRC enterprise shareholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of our securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of our public shares;
•	persons that acquired our securities pursuant to the exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;
•	persons whose functional currency is not the U.S. dollar;
•	controlled foreign corporations; or passive foreign investment companies.

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

With respect to non-corporate U.S. Holders, dividends on our shares may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “— Taxation on the Disposition of Securities ” below) provided that (1) such shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, our shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our ordinary shares and warrants are currently listed and traded on the NASDAQ Capital Market, we cannot guarantee that our securities will continue to be listed on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our securities.

A U.S. Holder may be eligible to claim a foreign tax credit with respect to any PRC withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC Tax Treaty, is not entirely clear at this time. U.S. Holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-PRC Tax Treaty.

Possible Constructive Distributions with Respect to Redeemable Warrants

The terms of each redeemable warrant provide for an adjustment to the number of ordinary shares for which the redeemable warrant may be exercised in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the redeemable warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the redeemable warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our shares, which is taxable to the U.S. Holders of such shares as described under “— Taxation of Cash Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the redeemable warrants received a cash distribution from us equal to the fair market value of such increased interest.

Taxation on the Disposition of Securities

Upon a sale or other taxable disposition of our securities (which, in general, would include a distribution in connection with our liquidation or a redemption of redeemable warrants), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the securities. See “— Exercise or Lapse of Redeemable Warrants” below for a discussion regarding a U.S. Holder’s basis in the ordinary share acquired pursuant to the exercise of a warrant.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended June 30, 2015, we do not expect to be treated as a PFIC for such year under the tax laws as enacted and construed at the present time.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are listed and traded on the NASDAQ Capital Market, we cannot guarantee that our shares will continue to be listed and traded on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares under their particular circumstances.

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

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of redeemable warrants, or the lapse of redeemable warrants held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of redeemable warrants by a U.S. Holder, as described under “ U.S. Holders — Exercise or Lapse of Redeemable Warrants ” above.

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

Not applicable.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.45 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of June 30, 2015. As of June 30, 2015, our accumulated other comprehensive income was $10 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2015, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2015.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Borys Priadko, an independent director, is our audit committee financial expert as defined by the rules of the NASDAQ Stock Market, Inc. Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://www.deltath.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Dominic K.F. Chan & Co., our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended June 30,
	2014	2015
Audit fees(1)	$250,000	$138,000
Audit related fees(2)	-	-
Tax fees(3)	-	-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Pre-Approval of Services

Our board of directors evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Following the Acquisition, the units which were sold in our initial public offering ceased to exist and were mandatorily separated into their component parts: one Class A Share and one warrant to purchase one ordinary share, in order to complete the redemption of Class A Shares and the distribution of the balance of funds held in our Trust Account pursuant to our organizational documents. A total of 3,500,000 Class A Shares were redeemed at $10.40 per share upon liquidation of the Trust Account and the remainder Class A Shares were converted into Class C Shares which, along with all other classes of ordinary share, were later consolidated into one class of ordinary share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

During 2012, Marcum LLP (“Marcum”) was engaged to act as the Company’s independent registered public accounting firm. Upon consummation of the Acquisition, Delta’s accounting firm, Dominic K.F. Chan & Co (“Dominic Chan”), became the Company’s principal independent registered public accounting firm and Marcum’s engagement as the Company’s principal independent register public accounting firm therefore ended.

The reports of Marcum on the Company’s financial statements as of and for the years ended October 31, 2013 and 2012 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended October 31, 2013 and 2012, and the subsequent interim period through the date of the termination of Marcum’s engagement (“Engagement Period”), there were no “disagreements,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements of the Company. Furthermore, no “reportable events,” as that term is defined in Item 16F(a)(1)(v) of Form 20-F, occurred within the periods covered by Marcum’s reports on the consolidated financial statements of the Company, or subsequently up to the date of the termination of Marcum’s engagement.

The Company provided Marcum with a copy of the foregoing disclosure and requested that Marcum furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Marcum agrees with the statements made above, and if not, stating the respects in which it does not agree. The Company will file such letter by amendment once the letter is available.

During the years ended October 31, 2013 and 2012 and the subsequent interim period prior to Dominic Chan’s appointment, neither the Company nor anyone on its behalf consulted Dominic Chan regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that Dominic Chan concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” as described above.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this report beginning on page F-1.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: November 17, 2015	DELTA TECHNOLOGY HOLDINGS LIMITED

/s/ Xin Chao
Xin Chao
Chief Executive Officer and Chairman

67

DELTA TECHNOLOGY HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of Delta Technology Holdings Limited

We have audited the accompanying consolidated balance sheets of Delta Technology Holdings Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2015 and 2014, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the years ended June 30, 2015 and 2014. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2015 and 2014, and the results of its operations and comprehensive income, and its cash flows for each of the years ended June 30, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic K.F. Chan & Co

Dominic K.F. Chan & Co

Certified Public Accountants

Hong Kong, November 16, 2015

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Balance Sheets

as at June 30, 2015 and 2014

	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$217,612	$9,045,950
Restricted cash	26,552,715	22,855,107
Trade and other receivables	120,374,988	77,745,875
Inventories	9,751,596	14,062,567
	156,896,911	123,709,499

Non-current assets
Property, plant and equipment	65,260,454	76,439,788
Land use rights	2,833,833	5,724,636
Deferred tax assets	733,588	657,377
	68,827,875	82,821,801

Total assets	$225,724,786	$206,531,300

LIABILITIES
Current liabilities
Trade and other payables	$45,279,369	$35,850,810
Advances from customers	2,233,691	1,776,624
Due to a shareholder	-	2,857,432
Bank borrowings	73,986,211	81,377,050
Income tax payables	962,072	814,051
Deferred tax liabilities	1,948,948	1,020,209
Dividend payable	35,000,000	-
Warrants liabilities	7,906,529	-
Convertible bonds - current portion	-	27,375,750
	167,316,820	151,071,926
Total liabilities	$167,316,820	$151,071,926

Capital and reserves
Ordinary shares, $0.0001 par value per share, 150,000,000 shares authorized 8,720,994 and 6,897,059 shares issued and outstanding at June 30, 2015 and June 30, 2014 respectively	$872	$456
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	41,427,773	8,852,257
Statutory reserves	7,180,500	6,196,949
Retained earnings	(206,982)	34,370,050
Accumulated other comprehensive income	10,005,803	6,039,662
Total equity	58,407,966	55,459,374

Total liabilities and equity	$225,724,786	$206,531,300

See notes to consolidated financial statements.

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Statements of Operations and Comprehensive Income

as at June 30, 2015 and 2014

	2015	2014

Revenue	$202,009,160	$175,327,717
Cost of sales	(182,692,715)	(157,904,729)
Gross profit	19,316,445	17,422,988

Operating expenses:
Selling expenses	(2,384,459)	(2,306,021)
General and administrative expenses	(4,673,582)	(3,482,027)
Total operating expenses	(7,058,041)	(5,788,048)

Other income (expenses):
Interest expenses	(5,295,616)	(4,000,626)
Interest income	5,433,346	1,948,743
Change in fair value of convertible bonds	-	(156,199)
Change in fair value of warrants	(7,906,529)	-
Gain on disposal of a subsidiary	1,178,093	-
Other (loss) / gain - net	(531,941)	7,929
Total other expenses	(7,122,647)	(2,200,153)

Income before income taxes	5,135,757	9,434,787

Income taxes	(3,729,238)	(2,606,479)

Net income	$1,406,519	$6,828,308

Other comprehensive income
Foreign currency translation adjustments	3,966,141	316,439
Total other comprehensive income	3,966,141	316,439

Comprehensive income	$5,372,660	$7,144,747

Earnings per share attributable to equity holders of the Company
- Basic	$1.44	$1.53
- Diluted	$1.44	$1.53

Weighted average shares used in calculating earnings per ordinary share
- Basic	6,462,577	4,560,000
- Diluted	6,462,577	4,560,000

See notes to consolidated financial statements.

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Statements of Shareholders’ Equity

as at June 30, 2015 and 2014

						Accumulated
			Additional			other
	Share capital		paid-in	Statutory	Retained	comprehensive
	Ordinary share	Amount	capital	reserves	earnings	income	Total

Balance as of July 1, 2013	4,560,000	$456	$8,852,257	$3,219,995	$30,518,696	$5,723,223	$48,314,627
Net income for the year	-	-	-	-	6,828,308	-	6,828,308
Appropriation to statutory reserves	-	-	-	2,976,954	(2,976,954)	-	-
Foreign currency translation adjustment	-	-	-	-	-	316,439	316,439

Balance as of June 30, 2014	4,560,000	$456	$8,852,257	$6,196,949	$34,370,050	$6,039,662	$55,459,374

Balance as of July 1, 2014	4,560,000	$456	$8,852,257	$6,196,949	$34,370,050	$6,039,662	$55,459,374
Dividends proposed	-	-	-	-	(35,000,000)	(35,000,000)
Reverse acquisition	2,337,059	234	32,575,516	-	-	-	32,575,750
Exercise of warrants	1,823,935	182	-	-	-	-	182
Net income for the year	-	-	-	-	1,406,519	-	1,406,519
Appropriation to statutory reserves	-	-	-	983,551	(983,551)	-	-
Foreign currency translation adjustment	-	-	-	-	-	3,966,141	3,966,141

Balance as of June 30, 2015	8,720,994	$872	$41,427,773	$7,180,500	$(206,982)	$10,005,803	$58,407,966

See notes to consolidated financial statements.

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Statements of Cash Flows

as at June 30, 2015 and 2014

	2015	2014
Cash flows from operating activities:
Net income	$1,406,519	$6,828,308
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Change in fair value of warrants	7,906,529	-
Change in fair value of convertible bonds	-	156,199
Depreciation of property, plant and equipment	6,452,324	4,816,403
Amortization of land use rights	79,353	41,600
Gain on disposal of a subsidiary	(1,178,093)	-

Gain on disposals of property, plant and equipment	(14,002)	(113.953)
Deferred income taxes	848,541	822,200
Allowance for doubtful accounts	1,199,110	177,179
Changes in assets and liabilities, net of effects of acquisitions:
Trade and other receivables	(46,117,191)	(16,343,386)
Inventories	4,290,812	(191,049)
Trade and other payables	9,384,469	8,428,337
Advances from customers	454,930	(665,038)
Income tax payables	147,329	(91,200)
Net cash (used in) provided by operating activities	(15,139,370)	3,865,600

Cash flows from investing activities:
Acquisitions of
- Land use rights	(5,695)	(478,184)
- Property, plant and equipment	(4,154,726)	(23,957,404)
Disposals of property and equipment	8,829,460	359,012
Proceeds from disposal of a subsidiary	10,518,189	-
Net cash provided by (used in) investing activities	15,187,228	(24,076,576)

Cash flows from financing activities:
Cash received from capital contribution	5,210,000	-
Proceeds from bank borrowings	52,751,379	129,232,006
Repayment of bank borrowings	(60,142,218)	(108,797,261)
Due to a shareholder	(2,844,070)	2,857,432
Change in restricted cash	(3,680,317)	2,011,673
Net cash (used in) provided by financing activities	(8,705,226)	25,303,850

Effect of exchange rate changes on cash	(170,970)	6,941

(Decrease) increase in cash and cash equivalents	(8,828,338)	5,099,815

Cash and cash equivalents at beginning of year	9,045,950	3,946,135

Cash and cash equivalents at end of year	$217,612	$9,045,950

Supplemental disclosures of cash flow information:
Interest paid	$5,433,346	$2,240,872
Tax paid	$2,693,055	$5,109,044

Major non cash transactions:
Warrant exercise	$182	$-

See notes to consolidated financial statements.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 1 - Organization and Business Operations

Delta Technology Holdings Limited (formerly known as CIS Acquisition Limited, the “Company,” or “Delta Technology,” or “we”) was formed on November 28, 2011, under the laws of the British Virgin Islands. We were formed to acquire, through a merger, stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more operating businesses. Although we were not limited to a particular geographic region or industry, we intended to focus on operating businesses with primary operations in Russia and Eastern Europe. We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act.

On December 21, 2012, our IPO of 4,000,000 units was consummated at a public offering price of $10.00 per unit, generating gross proceeds of $40,000,000. Each unit consists of one callable Class A Share, par value $0.0001 per share, and one redeemable warrant. Each redeemable warrant included in the units entitles the holder to purchase one ordinary share at a price of $10.00. Immediately prior to the consummation of the IPO, we completed a private placement of 4,500,000 warrants at a price of $0.75 per warrant, for an aggregate purchase price of $3,375,000, to our founding shareholders and their designees. We sold to the underwriters of the IPO, as additional compensation, an aggregate of 136,000 Class A Shares for $2,720. A total of $41,600,000, which included a portion of the $3,375,000 of proceeds from the private placement of warrants to the founding shareholders and their designees, was placed in trust (the “Trust Account”) pending the completion of our initial acquisition transaction. On March 18, 2012, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately.

On September 16, 2014, a Stock Purchase Agreement (the “Purchase Agreement”) was entered into by and among Delta Technology, Elite Ride Limited, a British Virgin Islands corporation (“Elite”), Delta Advanced Materials Limited, a Hong Kong corporation (“Delta”) and the shareholders of Elite (the “Elite Shareholders”). Upon closing of the Purchase Agreement on September 19, 2014, Delta Technology acquired all of the shares of Elite from Elite Shareholders in exchange for the issuance to Elite Shareholders an aggregate of 6,060,000 ordinary shares, of which 4,560,000 shares were issued at closing and 1,500,000 shares (“Earnout Payment Shares”) are held in escrow and will be released upon meeting of certain performance targets as specified in the Purchase Agreement (the “Acquisition”).

The Earnout Payment Shares, if any, will be issued as follows: (a) 500,000 shares shall be issued if the Company achieves Adjusted Net Income (as defined in the stock purchase agreement) of at least $8 million for the period starting July 1, 2014 and ending June 30, 2015; (b) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $9.2 million for the period starting July 1, 2015 and ending June 30, 2016; (c) 500,000 shares shall be issued if the Company achieves Adjusted Net Income of at least $10.6 million for the period starting July 1, 2016 and ending June 30, 2017 (collectively, the “Net Income Targets”). Further, during the thirteen (13) months post-closing, all material acquisitions made by the Company must be accretive to Company earnings. The Net Income Targets are to be met on an all-or-nothing basis, and there shall be no partial awards..

As a result of the consummation of the Acquisition, Elite is now our wholly subsidiary. Elite was incorporated under British Virgin Islands law on September 13, 2014 solely in contemplation of the Acquisition. It is currently the holding company of all the shares of Delta Advanced Materials Limited, a Hong Kong corporation (“Delta”), which, in turn, holds all the equity interests in four operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), Jiangsu Zhengxin New Material Research and Development Co., Ltd (“Jiangsu Zhengxin”), Jiangsu Delta Logistics Co., Ltd (“Jiangsu Logistics”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

The Acquisition was accounted for as a reverse acquisition in accordance with US GAAP. Under this method of accounting, Delta Technology was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Elite comprising the ongoing operations of the combined entity, Elite senior management comprising the senior management of the combined company, and the former holders of Elite having a controlling interest in terms of the voting power of the combined entity. In accordance with guidance applicable to these circumstances, the Acquisition was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Acquisition was treated as the equivalent of Elite issuing stock for the net assets of Delta Technology, accompanied by a recapitalization. The net assets of Delta Technology will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Acquisition will be those of Elite.

Delta (formerly known as China Deltachem Holdings Limited) was incorporated in Hong Kong on June 17, 2010. The address of its registered office is Suite D, 19th Floor, Ritz Plaza, 122 Austin Road, Hong Kong. The reporting currency of Delta is the United States Dollar (“$”).The principal activity of Delta is investment holding andcurrently operates four wholly-owned subsidiaries in the People’s Republic of China (“PRC”): Jiangsu Delta, Jiangsu Zhengxin R&D, Jiangsu Logistics, and Binhai Deda. Jiangsu Delta is the principal operating subsidiary of the Company and is engaged in the production of fine specialty chemicals.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 1 - Organization and Business Operations (Continued)

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

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

Borrowing Costs

Borrowing costs are recognised in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalised by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2015 and 2014 were capitalized at a rate of 7.11%, and 7.11% respectively.

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers inthe ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment.

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Long-lived Assets (Continued)

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

The Company’s evaluation resulted in no long-lived asset impairment charges during the years ended June 30, 2015 and 2014.

Goodwill

The Company allocates goodwill to reporting units based on the reporting unit expected to benefit from the business combination. The Company evaluatestheir reporting units on an annual basis and, if necessary, reassigns goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The Company first assesses qualitative factors to determine whether it is more likely than not that goodwill is impaired. If the more likely than not threshold is met, we perform a quantitative impairment test. The Company’s evaluation resulted in goodwill impairment charges of nil during the years ended June 30, 2015 and 2014.

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

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

Research and Development Costs

Research and development costs are expensed as incurred. The research and development costs were not material for the years ended June 30, 2015 and 2014.

Advertising Expenses

Advertising expenses are expensed as incurred. The advertising expenses were not material for the years ended June 30, 2015 and 2014.

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Guidance

The FASB has issued Accounting Standards Update (ASU) No. 2015-01, Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.

The FASB issued this ASU as part of its initiative to reduce complexity in accounting standards. The objective of the simplification initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to the users of financial statements.

This ASU eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

This ASU will also align more closely U.S. GAAP income statement presentation guidance with IAS 1, Presentation of Financial Statements, which prohibits the presentation and disclosure of extraordinary items.

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The effective date is the same for both public business entities and all other entities.

The FASB has issued an Accounting Standards Update (ASU) No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions).

The ASU focuses on the consolidation evaluation for reporting organizations (public and private companies and not-for-profit organizations) that are required to evaluate whether they should consolidate certain legal entities.

In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification™ and improves current GAAP by:

-Placing more emphasis on risk of loss when determining a controlling financial interest. A reporting organization may no longer have to consolidate a legal entity in certain circumstances based solely on its fee arrangement, when certain criteria are met.

-Reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE).

-Changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU will be effective for periods beginning after December 15, 2015, for public companies. For private companies and not-for-profit organizations, the ASU will be effective for annual periods beginning after December 15, 2016; and for interim periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Guidance

The FASB has issued Accounting Standards Update (ASU) No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU.

For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016.

Early adoption of the amendments is permitted for financial statements that have not been previously issued.

The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability).

The FASB has issued Accounting Standards Update (ASU) No. 2015-04, Compensation - Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. For an entity with a fiscal year-end that does not coincide with a month-end, the amendments in this ASU provide a practical expedient that permits the entity to measure defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end and apply that practical expedient consistently from year to year. The practical expedient should be applied consistently to all plans if an entity has more than one plan. Employee benefit plans are not within the scope of the amendments.

If a contribution or significant event (such as a plan amendment, settlement, or curtailment that calls for a remeasurement in accordance with existing requirements) occurs between the month-end date used to measure defined benefit plan assets and obligations and an entity’s fiscal year-end, the entity should adjust the measurement of defined benefit plan assets and obligations to reflect the effects of those contributions or significant events. However, an entity should not adjust the measurement of defined benefit plan assets and obligations for other events that occur between the month-end measurement and the entity’s fiscal year-end that are not caused by the entity (e.g., changes in market prices or interest rates).

If an entity applies the practical expedient and a contribution is made between the month-end date used to measure defined benefit plan assets and obligations and the entity’s fiscal year-end, the entity should not adjust the fair value of each class of plan assets for the effects of the contribution. Instead, the entity should disclose the amount of the contribution to permit reconciliation of the total fair value of all the classes of plan assets in the fair value hierarchy to the ending balance of the fair value of plan assets.

An entity is required to disclose the accounting policy election and the date used to measure defined benefit plan assets and obligations in accordance with the amendments in this ASU.

The amendments are effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Earlier application is permitted. The amendments should be applied prospectively.

IFRS does not have a practical expedient that permits an entity to measure defined benefit plan assets and obligations as of the month-end that is closest to the entity’s fiscal year-end (or the month-end that is closest to the date of a significant event that occurred in an interim period), whereas the amendments in this Update provide that practical expedient.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Guidance

The FASB has issued Accounting Standards Update No. 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. Existing GAAP does not include explicit guidance about a customer’s accounting for fees paid in a cloud computing arrangement. Examples of cloud computing arrangements include: (a) software as a service; (b) platform as a service; (c) infrastructure as a service; and (d) other similar hosting arrangements.

The amendments add guidance to Subtopic 350-40, Intangibles - Goodwill and Other - Internal-Use Software, which will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The guidance already exists in the FASB Accounting Standards Codification™ in paragraphs 985-605-55-121 through 55-123, but it is included in a Subtopic applied by cloud service providers to determine whether an arrangement includes the sale or license of software.

The amendments provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendments do not change the accounting for a customer’s accounting for service contracts. As a result of the amendments, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets.

For public business entities, the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities.

An entity can elect to adopt the amendments either: (1) prospectively to all arrangements entered into or materially modified after the effective date; or (2) retrospectively. For prospective transition, the only disclosure requirements at transition are the nature of and reason for the change in accounting principle, the transition method, and a qualitative description of the financial statement line items affected by the change. For retrospective transition, the disclosure requirements at transition include the requirements for prospective transition and quantitative information about the effects of the accounting change.

The FASB has issued ASU No. 2015-06, Earnings Per Share (Topic 260): Effects on Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions (a consensus of the FASB Emerging Issues Task Force). The amendments apply to master limited partnerships subject to the Master Limited Partnerships Subsections of Topic 260, Earnings per Share, that receive net assets through a dropdown transaction.

The amendments specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required.

Current GAAP does not contain guidance for master limited partnerships that specifies how historical earnings per unit should be affected when a dropdown transaction occurs that is accounted for as a transaction between entities under common control.

The amendments are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. The amendments should be applied retrospectively for all financial statements presented.

The FASB has issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments apply to reporting entities that elect to measure the fair value of an investment using the net asset value per share (or its equivalent) practical expedient.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Guidance

Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must consider the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted.

The FASB has issued ASU No. 2015-08, Business Combinations (Topic 805): Pushdown Accounting-Amendments to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 115. This ASU amends various SEC paragraphs of the FASB Accounting Standards CodificationTM pursuant to the issuance of SEC Staff Accounting Bulletin No. 115.

The FASB has issued Accounting Standards Update (ASU) No. 2015-10, Technical Corrections and Improvements. The amendments cover a wide range of Topics in the FASB Accounting Standards Codification™ (Codification). The amendments generally fall into one of the types of amendments listed below.

1. Amendments Related to Differences between Original Guidance and the Codification. These amendments arose because of differences between original guidance (e.g., FASB Statements, EITF Issues, and so forth) and the Codification. These amendments principally carry forward pre-Codification guidance or subsequent amendments into the Codification. Many times, either the writing style or phrasing of the original guidance did not directly translate into the Codification format and style. As a result, the meaning of the guidance might have been unintentionally altered. Alternatively, amendments in this section may relate to guidance that was codified without some text, references, or phrasing that, upon review, was deemed important to the guidance.

2. Guidance Clarification and Reference Corrections. These amendments provide clarification through updating wording, correcting references, or a combination of both. In most cases, the feedback suggested that, without these enhancements, guidance may be misapplied or misinterpreted.

3. Simplification. These amendments streamline or simplify the Codification through minor structural changes to headings or minor editing of text to improve the usefulness and understandability of the Codification.

4. Minor Improvements. These amendments improve the guidance and are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. In addition, some of the amendments will make the Codification easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the Codification.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Guidance

Transition guidance varies based on the amendments. The amendments that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon issuance.

The FASB has issued Accounting Standards Update (ASU) No, 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory.

Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin.

The amendments do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost.

An entity should measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method.

The amendments more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period.

The FASB has issued Accounting Standards Update (ASU) No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. All other entities may apply the guidance in ASU 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities also may apply the guidance in ASU 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, and interim reporting periods within annual reporting periods beginning one year after the annual reporting period in which the entity first applies the guidance in ASU 2014-09.

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 3 - Concentration of Credit Risk (Continued)

Details of major customers accounting for 10% or more of the Group’s sales or trade receivables are as follows:

	Sales		Trade receivables
	2015	2014	2015	2014
Customer A	15.7%	5.4%	2.87%	6.8%
Customer B	7.7%	3.6%	0.00%	2.6%
Customer C	6.2%	4.7%	9.61%	5.6%
Customer D	5.6%	2.5%	0.00%	2.0%

Details of suppliers accounting for 10% or more of the Group’s purchases or trade payables are as follows:

	Purchases		Trade payables
	2015	2014	2015	2014
Supplier A	20.4%	13.0%	0.29%	12.9%
Supplier B	20.0%	10.7%	0.00%	29.4%
Supplier C	11.2%	9.8%	11.66%	0.0%
Supplier D	8.0%	7.6%	0.00%	2.2%
Supplier E	7.5%	4.8%	0.00%	0.0%

Note 4 - Trade and other receivables

	2015	2014
Notes receivable	$2,553,350	$780,736

Trade receivables	56,339,927	54,742,846
Less: Allowance for doubtful accounts	(2,521,648)	(1,424,173)
Trade receivables - net	53,818,279	53,318,673

Other receivables	41,376,604	11,112,406
Prepayments and deposits	22,626,755	12,534,060

	$120,374,988	$77,745,875

Bank borrowings are secured on trade receivables of the Group with carrying amounts of nil and $6,983,127 for the years ended June 30, 2015 and 2014 respectively.

Age analysis of trade and other receivables:

	2015	2014
Within 3 months	$54,555,488	$34,040,404
From 3 to 6 months	52,203,130	8,767,953
Past due over 6 months	13,616,370	23,046,895

	$120,374,988	$65,855,252

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 5 - Inventories

	2015	2014
Finished goods	$6,213,300	$8,338,302
Raw materials	3,538,296	5,724,265

	$9,751,596	$14,062,567

The cost of inventories recognized as an expense and included in cost of sales amounts to $151,232,213 and $116,976,856 for the years ended June 30, 2015 and 2014 respectively.

Note 6 - Property, plant and equipment

	2015	2014
Buildings	$13,480,382	$14,197,999
Machinery	53,540,780	51,900,300
Vehicles	1,911,054	1,803,008
Plant and equipment	13,409,412	4,823,706
Software	97,151	43,858
Construction in progress	4,000,155	18,397,073
	86,438,934	91,165,944
Less: Accumulated depreciation	(21,178,480)	(14,726,156)

Net book value	$65,260,454	$76,439,788

Borrowing costs capitalized during the years ended June 30, 2015 and 2015 were $ nil and $824,669, respectively.

Buildings with net book value of approximately $379,902 and $313,286 were used as collateral of short term bank borrowings for the years ended June 30, 2015 and 2014, respectively.

The depreciation expenses for the years ended June 30, 2015 and 2014 were $6,452,324 and $4,816,403, respectively.

Note 7 - Land Use Rights

	2015	2014
Land use rights	$3,222,872	$5,982,880
Less: Accumulated amortization	(389,039)	(258,244)

Land use rights - net	$2,833,833	$5,724,636

Land use rights with net book value of approximately $ 1,898,402 and $2,394,716 were used as collateral of short term bank borrowings for the years ended June 30, 2015 and 2014, respectively.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 7 - Land Use Rights (Continued)

The amortization expenses for the years ended June 30, 2015 and 2014 were $130,795 and $41,600, respectively.

Years ending June 30,
2016	$79,353
2017	79,353
2018	79,353
2019	79,353
2020	79,353
Thereafter	2,437,068

Total	$2,833,833

Note 8 - Trade and other payables

	2015	2014

Notes payable	$24,626,954	$13,073,063
Trade payables	6,658,065	19,658,604
Accruals	358,747	408,406
Other taxes payable	2,364,945	853,681
Other payables	11,270,658	1,857,056

	$45,279,369	$35,850,810

Note 9 - Due to a Shareholder

The amount due to a shareholder was unsecured, interest free and has no fixed repayment date.

Note 10 - Bank Borrowings

As of June 30, 2015 and 2014, the Company had short-term borrowings from banks which were repayable within one year and charged at interest rates ranging from 3.9% to 8.2%and from 3.9% to 8.7% per annum, respectively. Such borrowings primarily consist of loans denominated in Renminbi, and U.S. dollars. Bank borrowings are secured over certain bank deposits, certain trade receivables, certain plant and machinery, and certain land use rights. The bank borrowings are guaranteed by a number of unrelated parties, key management of the Company and the ultimate controlling party of the Company.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 11 - Convertible Bonds

The Company has entered into a series of securities purchase agreements dated January31, 2011, May16, 2011 and June30, 2011 with certain investment funds, pursuant to which it has issued certain bonds for an aggregate principal amount of $18,000,000. Details of the convertible bonds issuance are as follows:

	First batch	Second batch	Third batch
Issue date	January31, 2011	May16, 2011	June 30, 2011
Principal amount	$ 4 million	$ 10 million	$ 4 million
Interest rate	6% per annum	6% per annum	6% per annum
Type	Unsecured convertible bond	Unsecured convertible bond	Unsecured convertible bond
Conversion Date	Within 3 years after issue date	Within 3 years after issue date	Within 3 years after issue date
Underlying share	Ordinary Share	Ordinary Share	Ordinary Share
Guaranteed interest rate at maturity	15% per annum	15% per annum	15%per annum
Conversion price	$ 0.8625 per share[1]	$ 1.04per share[1]	$ 1.04 per share[1]

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

Payment condition when conversion right is not exercised until maturity date	On the maturity date the Company shall pay Guaranteed interest, calculated from initial issue date and compounded annually, on the then outstanding and unconverted principal amount.

Put option	In the event that an IPO has not been consummated on or prior to the two-year anniversary of the original issue date, the holder of note shall have the right exercisable for a thirty (30) day period following the two-year anniversary of the original issue date to require the Company to redeem with 15% interest rate per annum.

1The conversion price is adjusted by the bonus shares

	2015	2014
Current portion	$-	$27,375,750
Non-current portion	-	-

	$-	$27,375,750

The carrying amount of the convertible bonds at the balance sheet date is derived as follows:

Face value of convertible bonds	$-	$18,000,000
Loss on valuation of convertible bonds	-	9,375,750

	$-	$27,375,750
Loss on valuation of convertible bonds:
At beginning of year	$-	$9,219,551
Provided for the year	-	156,199

At end of year	$-	$9,375,750

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 11 - Convertible Bonds

As per the settlement agreement, the Company had issued 20,346 shares to the bonds holders for consideration of US$8,897,000 and remaining balance of the convertible bonds will be repaid by Master Kingdom.

Note 12 - Income Taxes

The income tax provision consisted of the following:

	2015	2014
Current income tax expense	$2,876,710	$1,784,278
Deferred taxation	852,528	822,200

	$3,729,238	$2,606,478

The difference between the income tax expenses and the expected income tax computed at statutory Enterprise Income Tax rate (“EIT”) of the PRC was as follows:

	2015	2014
Income before income taxes	$5,135,757	$9,434,787
Income tax computed at statutory EIT rate (25%)	1,283,939	2,358,696
Effect of different tax rates available to different jurisdictions	123,830	23,964
Non-deductible expenses	1,976,633	25,773
Change in valuation allowance and others	344,836	198,046

Income tax expenses	$3,729,238	$2,606,479

Dividends paid by Jiangsu Delta to the Company are subject to the withholding tax of 5%. The Company's PRC entities historically have not paid any dividends.

The tax effects of temporary differences that give rise to the Company's net deferred tax assets and liabilities are summarized as follows:

	2015	2014
Deferred tax assets
Current portion:
Receivables provision	$525,720	$449,509
Tax losses carried forward	207,868	207,868
Less: Valuation allowance	-	-

Total deferred tax assets	$733,588	$657,377

	2015	2014
Deferred tax liabilities
Revenue cut-off difference derived from Value Added Tax reporting system to calculate PRC Corporation Income Tax in accordance with the PRC State Administration of Taxation	$1,948,948	$1,020,209

Total deferred tax liabilities	$1,948,948	$1,020,209

Net deferred tax liabilities	$(1,215,360)	$(362,832)

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 13 - Earnings Per Share

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

	2015	2014
Numerator:
Net income attributable to ordinary shareholders for computing
net income per ordinary share – basic	$1,406,519	$6,828,308
Loss on valuation of warrants	7,906,529	-
Loss on valuation of convertible bonds	-	156,199
Net income attributable to ordinary shareholders for computing net income per ordinary share – diluted	$9,313,048	$6,984,507

Denominator:
Weighted average number of shares used in calculating net income per ordinary share – basic	6,462,577	4,560,000
Adjustments for
- Execution of convertible bonds	-	-
- Execution of stock warrant	-	-

Weighted average number of shares used in calculating net income per ordinary share – diluted	6,462,577	4,560,000

The 8,057,403 warrants were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive since the average share price for the years ended June 30, 2015 was lower than the warrants exercise price.

Net income per ordinary share – basic	$1.44	$1.53
Net income per ordinary share – diluted	$1.44	$1.53

Note 14 - Commitments

	2015	2014
Capital commitments
Capital expenditures contracted for are analyzed as follows:
Contracted but not provided for:
Property, plant and equipment	$3,337,864	$8,180,814

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 15–Related party transactions

In addition to the information disclosed elsewhere in the financial statements, the following transaction took place between the Company and related parties at terms agreed between the parties:

Guarantees in favor of the Company’s bank borrowings were received from a key management for the year ended June 30, 2015.

Guarantees in favor of the Company’s bank borrowings were received from the ultimate controlling party for the years ended June 30, 2015 and 2014.

The immediate and ultimate controlling party of the Company is Mr Chao Xin.

Note 16 – Disposal of wholly owned subsidiary

On March 12, 2015, Zhenjiang Xinshun Chemical Trading Company Ltd and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin R&D was sold to Zhenjiang Xinshun at a consideration of $10,518,189 (RMB64.555 million).

Assets and liabilities at the date of disposal:
Cash and cash equivalents	$4,154
Trade and other receivables	1,012,013
Property, plant and equipment	9,297,970
Land use right	2,850,240
Trade and other payables	(13,879,652)
Net Liabilities	$(715,275)

Consideration received	$10,518,189
Less: Amount required repaying toDanyangBeijiate	(10,055,371)
Gain on disposal	$1,178,093

Note 17 - Warrants

On December 21, 2012, the company issued 4,000,000 public warrants to the shareholder in connection with the Public Offering. Each class A share will be entitled to one public warrant. Each public warrant entitles the holders to purchase from the Company one ordinary shares at an exercise price of $10.00 commencing on the later of (a) December 18, 2013 and (b) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares and will expire on the earlier of December 18, 2017 and the date of the Company’s dissolution and liquidation of the Trust Account, unless such public warrant are earlier redeemed.

The public warrants may be redeemed by the Company at a price of $0.01 per public warrant in whole but not in part upon 30 days prior written notice after the public warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. In the event that there is no effective registration statement or prospectus covering the ordinary shares issuable upon exercise of the public warrants, holders of the public warrants may elect to exercise them on a cashless basis by paying the exercise price by surrendering their public warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” by (y) the fair market value. The “fair market value” means the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the public warrants notice is sent to the warrant agent. The Company would receive additional proceeds to the extent the redeemable warrants are exercised on a cashless basis.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

as at June 30, 2015 and 2014

Note 17 - Warrants (Continued)

In connection with the Private Placement, on December 21, 2012, the founders (CIS Acquisition Holding Co Ltd) and certain of their designees purchased 4,500,000 warrants (the “Placement Warrants”) at a price of $0.75 per warrants for an aggregate purchase price of $3,375,000. The Placement warrants are identical to the public warrants, except that the Placement warrants are (i) subject to certain transfer restrictions described below, (ii) cannot be redeemed by the Company, and (iii) may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares after consummation of an Acquisition Transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the Placement warrants, so long as such warrants are held by the founders or their designees, or their affiliates. Notwithstanding the foregoing, if the Placement warrants are held by the holders other than the founders or their permitted transferees, the Placement warrants will only be exercisable by the holders on the same basis as the public warrants included in the units being sold in the Public offering.

As of June 30, 2015, there were 3,357,403 Public warrants and 4,500,000 Placement warrants outstanding. The Company has engaged Ample Appraisal Ltd to have a valuation for all the outstanding warrants (Placement and Public warrants) as at June 30, 2015. The fair value of the public warrants and Placement warrants was $3,490,791 and $4,415,738 respectively.

Note 18 - Subsequent Event

There were no events or transactions other than those disclosed in this report, if any, that would require recognition or disclosure in our consolidated financial statements for the year ended June 30, 2015.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum of Association
1.2*	Amended and Restated Articles of Association
2.1(1)	Specimen Unit Certificate
2.2(1)	Specimen Public Warrant Certificate
2.3(1)	Specimen Placement Warrant Certificate
2.4(1)	Form of Warrant Agreement
2.5(1)	Form of Unit Purchase Option
4.1(1)	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders
4.2(1)	Form of Services Agreement between the Registrant and Chardan Capital Markets, LLC
8.1*	List of Subsidiaries of the Company
10.1(2)	Stock Purchase Agreement by and among CIS Acquisition Ltd., Elite Ride Limited, Delta Advanced Materials Limited, and the shareholders of Elite Ride Limited, dated September 16, 2014
10.2 (3)	Registration Rights Agreement by and among CIS Acquisition Ltd. and the holders of Elite Ride Limited, dated September 19, 2014
10.3(3)	Voting Agreement by and among the Company, Elite Ride Limited, Delta Advanced Materials Limited, and certain shareholders of Elite Ride Limited dated September 19, 2014
10.4(3)	Call Agreement by and among CIS Acquisition Ltd. and CIS Sponsors dated September 19, 2014
11.1(1)	Code of Ethics
12.1*	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
(1)	Incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224).
(2)	Incorporated herein by reference to the Company’s Form 6-K (File No. 001-35755) filed on September 19, 2014.
(3)	Incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on September 25, 2014.

71