Form 20-F/A
period 2015-06-30
Delta Technology Holdings Ltd
filed 2015-11-23
CIK 1543268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A

(Amendment No.1)

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

Yes ☐           No ☒

EXPLANATORY NOTE

Delta Technology Holdings Limited is filing this Amendment No. 1 (the “Amendment No.1”) to the Annual Report on Form 20-F for the fiscal year ended June 30, 2015 originally filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2015 (the “Original Report”) solely for the purpose of amending certain disclosure under Item 16F Change In Registrant’s Certifying Accountants and filing the letter from Marcum LLP addressed to the Commission regarding disclosure provided in Item 16F as Exhibit 99.1.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other items of the Original Report, or reflect events that have occurred after the Original Report was filed.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On February 25, 2012, Marcum LLP (“Marcum”) was engaged to act as the Company’s independent registered public accounting firm. Upon consummation of the Acquisition, Delta’s accounting firm, Dominic K.F. Chan & Co (“Dominic Chan”), became the Company’s principal independent registered public accounting firm and Marcum’s engagement as the Company’s principal independent register public accounting firm therefore ended.  Marcum was notified of their termination on November 16, 2015.

The reports of Marcum on the Company’s financial statements as of and for the years ended October 31, 2013 and 2012 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except that such report on the Company’s financial statements contained an explanatory paragraph related to the Company’s ability to continue as an going concern. As disclosed in Item 15 of the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2013, the Company’s management and Board of Directors identified certain matters that constituted material weaknesses in the Company’s internal control over financial reporting. During the years ended October 31, 2013 and 2012, and the subsequent interim period through the date of the termination of Marcum’s engagement (“Engagement Period”), there were no “disagreements,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements of the Company. Furthermore, except for the material weaknesses in the Company’s internal control over financial reporting discussed above, no “reportable events,” as that term is defined in Item 16F(a)(1)(v) of Form 20-F, occurred within the periods covered by Marcum’s reports on the consolidated financial statements of the Company, or subsequently up to the date of the termination of Marcum’s engagement.

The Company provided Marcum with a copy of the foregoing disclosure and requested that Marcum furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Marcum agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of such letter, dated November 23, 2015, is filed as Exhibit 99.1 to this Amendment No. 1.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: November 23, 2015	DELTA TECHNOLOGY HOLDINGS LIMITED

/s/ Xin Chao
Xin Chao
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Letter from Marcum LLP addressed to the Securities and Exchange Commission regarding the disclosure provided in Item 16F

*	Filed herewith.