Form 20-F
period 2016-06-30
Delta Technology Holdings Ltd
filed 2016-11-15
CIK 1543268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

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

Not Applicable.

As of November 11, 2016, the issuer had 9,618,852 ordinary shares outstanding (including 1,000,000 ordinary shares subject to certain net income performance targets).

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

Yes ☐           No ☒

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

•	the “Company,” “we,” “us,” “our company” and “our” refer to Delta Technology Holdings Limited, formerly CIS Acquisitions Ltd. (together with its subsidiaries and affiliated entities, except the contact indicates otherwise);

•	“Elite” are to Elite Ride Limited, which is our wholly owned subsidiary and a company organized in the BVI;

•	“Delta” are to Delta Advanced Materials Limited, a Hong Kong company, as well as Delta’s wholly-owned operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”) and Binhai Deda Chemical Co., Ltd (“Binhai Deda”).

•	“Acquisition” are to our acquisition of Elite on September 19, 2014, pursuant to a share exchange transaction among us, Elite, Delta and shareholders of Elite;

•	“BVI” are to the British Virgin Islands;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“PRC” and “China” are to the People’s Republic of China;

•	“SEC” are to the Securities and Exchange Commission;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Renminbi” and “RMB” are to the legal currency of China;

•	“Hong Kong dollars,” “HKD” and “HK$” are to the legal currency of Hong Kong; and

•	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.6439 to US$1.00, the average exchange rate for the fiscal year ended June 30, 2016 as set forth at www.usforex.com. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

GLOSSARY OF TECHNICAL TERMS

To facilitate a better understanding of our business, the following glossary provides a description of some technical terms and abbreviations used in this annual report. The terms and their assigned meanings may not correspond to standard industry or common meanings or usages of these terms, as the case may be.

Benzene	An organic chemical compound with molecular formula C6H6. Its molecule is composed of 6 carbon atoms joined in a ring, with 1 hydrogen atom attached to each carbon atom.

Chlorobenzonitrile	A chemical element with molecular formula C7H4CLN, commonly used in producing medicine, pesticide, dye intermediate.

Chlorobenzyl chloride	A chemical element with molecular formula C7H6C12 which is commonly used as an intermediate for manufacturing organic compounds used in the end applications of pharmaceuticals, pesticides and dyes.

Chlorotoluene	A group of three isomeric chemical compounds with molecular formula C7H7Cl. The group of compounds (ortho-chlorotoluene, meta-chlorotoluene, and para-chlorotoluene) consist of a disubstituted benzene ring with one chlorine atom and one methyl group.

Chlorine	A chemical element with symbol Cl and atomic number 17. Chlorine is in the halogen group and is the second lightest halogen after fluorine. The element is a yellow-green gas under standard conditions, where it forms diatomic molecules.

Fumaric acid	A chemical compound with molecular formula C4H4O4. It is a white crystalline compound which can be used as food additive and in the manufacture of polyester resins and polyhydric alcohols and as a mordant for dyes.

Hydrolyzed polymaleic acid	A brownish-yellow transparent liquid which is used as a scale-retarding and dispersing agent for water-cooling systems, oil field water-injection and low-pressure boilers and also as a rinsing agent for textiles.

Maleic Anhydride or MA	An organic compound with the formula C2H2(CO)2O. It is the acid anhydride of maleic acid and in its pure state it is a colorless or white solid with an acrid odor. It is mainly used in unsaturated resin, water treatment agents such as manufacture of paint, polyester resins, pesticides, and fumaric acid.

O-Chloro benzonitrile	A chemical compound with molecular formula C7H4CLN. It is used in dye intermediate, drug and fine chemicals.

O-chlorobenzaldehyde	A chemical compound with molecular formula C7H5CIO. It is a colorless or light yellow oily liquid mainly used as pharmaceutical material to produce o-chloro benzoyl, o-chloro benzoylchloride. It is also widely used to produce highly-effective acaricide in pesticide industry and pharmaceutical industry.

O-chlorobenzoic acid	A chemical compound with molecular formula C7H5CIO2. It is a white crystalline powder which can be used as preservative for glues and paints.

O-chlorobenzyl chloride	A chemical element with molecular formula C7H6CI2, commonly used in the production of o-benzyl, o-dichlorobenzene.

OCT	O-chlorotoluene, a colorless transparent liquid with a molecular formula of C7H7Cl. It is used as a solvent in making chemicals, pharmaceuticals, synthetic rubber and dyes, and as an insecticide and bactericide.

Phthalic anhydride	An organic compound with molecular formula C6H4(CO)2O. This colorless solid is an important industrial chemical, especially for the large-scale production of plasticizers for plastics.

PCT	P-chlorotoluene, a clear liquid with molecular formula CH3C6H4Cl. It is commonly used as a solvent and as an intermediate for organic synthesis (especially for dyes).

Styrene	An organic compound with a chemical formula of C8H8. It is a derivative of benzene and takes the form of a colorless oily liquid. It is used in the production of rubber, plastic, insulation, fiberglass, pipes and automobile.

Toluene	A clear, colorless liquid with a molecular formula of C7H8. It is widely used as an industrial feedstock and as a solvent.

UPR	Unsaturated polyester resin, a family of condensation polymers formed by the reaction of organic acids and alcohols in the presence of catalysts.

2,4DCT	2,4-Dichloro toluene, a clear liquid with molecular formula C7H6Cl2. It can be used as high boiling point solvent and as intermediate for the synthesis of various organic chemicals of chlorinated-nitrated pesticides and medicinal products.

3,4 DCT	3,4-Dichloro toluene, a clear liquid with molecular formula C7H6Cl2. It can be used as high boiling point solvent and as intermediate for the synthesis of various organic chemicals of chlorinated-nitrated pesticides and medicinal products.

2,4-Dichloro-chloride	A clear liquid with molecular formula C7H3Cl3O. It is used as an intermediate for the synthesis of pharmaceuticals, agrochemicals, rubber chemicals and dyes.

2,4-Dichlorobenzaldehyde	A pure, colorless, or slightly yellow crystalline with molecular formula C7H4Cl2O. It is primarily used for acid blue dye and pesticide diluted Hexaconazole.

2,4-Dichlorobenzonitrile	A white powder with molecular formula C7H3Cl2N. It is mainly used as a herbicide.

3,4-Dichlorobenzonitrile	A white and crystalline powder with molecular formula C7H3Cl2N. It is mainly used as an intermediate in the manufacture of highly effective herbicide and bactericide.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the possibility that we may not be able to maintain or increase our net revenues and profits due to our failure to anticipate market demand and develop new products, our failure to execute our business expansion plan, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, a general economic downturn, a downturn in the securities markets, and other risks and uncertainties which are generally set forth under Item 3 “Key information—D. Risk Factors” and elsewhere in this report.

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

A. Selected Financial Data

The selected consolidated financial data present the results for the five fiscal years ended and as of June 30, 2016, 2015, 2014, 2013 and 2012. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	For the Years Ended June 30,
	2016	2015	2014	2013	2012
Statement of Income Date
Revenue	$53,418,112	$202,009,160	$175,327,717	$124,218,213	$95,627,051
Cost of Sales	$(48,713,456)	$(182,692,715)	$(157,904,729)	$(99,733,216)	$(69,686,610)
Gross Profit	$4,704,656	$19,316,445	$17,422,988	$24,484,997	$25,940,441
(Loss) / Income from operations	$(10,432,948)	$12,258,404	$11,634,940	$17,842,614	$19,088,375
Net (Loss) / Income	$(7,558,230)	$5,135,757	$6,828,308	$11,705,736	$10,471,574
Comprehensive (Loss) / income	$(4,635,699)	$5,372,660	$7,144,747	$13,315,616	$11,803,575
(Loss) / Earnings per share - basic	(1.46)	1.44	1.53	0.29	0.26
(Loss) / Earnings per share – diluted	(1.46)	1.44	1.53	0.20	0.22
Weighted average shares - basic	9,323,108	6,462,577	4,560,000	40,000,000	40,000,000
Weighted average shares – diluted	9,323,108	6,462,577	4,560,000	58,191,973	58,191,973

Balance Sheet Data
Working Capital (deficiency)	$107,379,902	$(10,419,909)	$(27,362,427)	$(14,773,509)	$16,818,269
Total assets	$176,144,150	$225,724,786	$206,531,300	$167,039,000	$143,644,914
Total liabilities	$132,642,058	$167,316,820	$151,071,926	$118,724,373	$108,645,903
Total equity	$45,502,091	$58,407,966	$55,459,374	$48,314,627	$34,999,011

Exchange Rate Information

We conduct our business in China and substantially all of our revenues are denominated in Renminbi. However, periodic reports will be expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. On November 11, 2016, the daily exchange rate reported at wwww.usforex.com was RMB6.8127 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period- End

Year ended June 30, 2016	6.4399	6.6516	6.2010	6.6368
Year ended June 30, 2015	6.1375	6.2080	6.0933	6.1088
Year ended June 30, 2014	6.1467	6.1922	6.0901	6.1577
Year ended June 30, 2013	6.2814	6.3872	6.1583	6.1882
Year ended June 30, 2012	6.3630	6.4773	6.2936	6.3197
May 2016	6.5264	6.5833	6.4741	6.5833
June 2016	6.5876	6.5616	6.5620	6.6368
July 2016	6.6769	6.7080	6.6370	6.6374
August 2016	6.6492	6.6775	6.6223	6.6775
September 2016	6.6768	6.7304	6.6623	6.6676
October 2016	6.7249	6.7983	6.6331	6.7744

Source: http://www.usforex.com/forex-tools/historical-rate-tools/

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

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

On October 20, 2012, Jiangsu Delta obtained the Pollutant Discharge Permit of Zhenjiang issued by the Environment Protection Agency of Dantu District, Zhenjiang City for discharge of the key production wastes, including inter alia, ammonia, nitrogen, total phosphorus, petroleum waste, benzene, toluene, dimethylbenzene, chlorobenzene, soot, hydrochloric acid, hydrochloric acid, maleic anhydride and sulfur dioxide. Such discharges must be made in compliance with national environmental regulation. The Pollutant Discharge Permit is valid from May, 2015 to May, 2018, after which it will be due for renewal.

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

There is no assurance that the current PRC environmental protection laws and regulations will not be amended in the future. In June 2012, as the local environmental protection criteria were amended where more stringent standards were introduced by the relevant local authorities, Jiangsu Delta’s production activities were temporarily suspended for approximately 45 days to enhance its waste water treatment facilities in order to meet the revised standards. In July 2012, Jiangsu Delta was certified to have satisfied the new criteria and was allowed to re-commence its operations. If more stringent environmental protection laws and regulations are introduced in the future, Jiangsu Delta may again need to cease operations to adapt to any proposed new standards, which we may cause us to utilize significant financial and/or other resources to ensure compliance, which would result in an increase in our operating costs and have an adverse effect on our profitability and prospects.

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

Our key management team also includes Xin Chao, Changguang Wu, Jianmin Xia, Ming Chao and Hongming Dong. The continued success of our business is therefore dependent, to a large extent, on our ability to retain the services of our directors and executive officers. Each of Chao Xin, Wu Changguang and Ming Chao has more than 15 years of experience in the fine chemical and/or related industries. The loss of the services of our key personnel without a suitable and timely replacement, or the inability to attract and retain other qualified personnel, could adversely affect our operations and hence, our financial results.

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

We are subject to fluctuations in demand for our products due to a variety of factors, including general economic conditions, competition, product obsolescence, shifts in buying patterns, financial difficulties and budget constraints of our actual and potential customers and other factors. Some of our products may experience great price fluctuation.

While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact in product sales. If demand for our products declines or the prices of our products decline because of general economic conditions or for other reasons, our revenues and gross margin could be adversely affected.

We may be affected by disruptions to our processing facilities.

Our processing facilities are located at Zhenjiang City, Jiangsu Province, the PRC. The production facilities are subject to operational risks, such as industrial accidents, which could cause personal injury or loss of human life, the breakdown or failure of equipment, power supplies or processes, performance below expected levels of output or efficiency, obsolescence, labor disputes, natural disasters and the need to comply with relevant regulatory and requirements. From time to time, we may need to carry out planned shutdowns of our processing plants for routine maintenance, statutory inspections and testing and may need to shut down various plants for capacity expansions and equipment upgrades. In addition, due to the nature of our business, and despite compliance with requisite safety requirements and standards, the production process is still subject to operational risks, including discharges or releases of hazardous substances, exposure to contamination and leakages from other factories and operations in the vicinity. These operational risks may cause personal injury or loss of human life and could result in the imposition of civil and criminal penalties. The occurrence of any of these events could have a material adverse effect on the productivity and profitability of a particular production facility and on our business, results of operations and financial condition.

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

Our reputation and business may suffer if we fail to manufacture products within the acceptable quality range and optimal production yields, which could cause us to lose customers.

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

We have in place stringent quality control processes as set out in the section “Quality Control” of this report and ensure that our raw materials, manufacturing systems and processes and products meet the highest standards of quality. If we fail to maintain high quality production standards, our reputation may suffer and customers may cancel their orders or return their products for replacement, which will materially and adversely affects our results of operations and financial condition. In the event we are unable to maintain such stringent quality control, we may be at risk of losing customers.

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

We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we may take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition, results of operations and prospects. As of the date of this report, we own nine patents in the PRC in respect of UPR production and are in the midst of applying for four more patents.

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

Our business and the nature of the industry in which we operate will require us to make substantial capital expenditures in terms of both plants, equipment and operations and for research and development capabilities. In particular, we may expand our production capacity in certain of our production facilities to cater to the expected increase in demand. These capital expenditures will be spent in advance of any additional sales to be generated by new or upgraded production facilities as a result of these expenditures. There is a risk that we may in the future incur operating losses if our net operating revenue does not adequately recover our capital expenditures.

In connection with our business strategy, we have continued to make regular capital investments and expenditures. We expect to incur further capital expenditures for the fiscal year 2017 in connection with the construction and the expansion of production facilities.

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

In order to protect our trademark, we have applied to register our “DELTA” label as a trademark in the PRC. We rely on PRC trademark laws but there is no assurance that this means of protecting our trademark will be effective or that our competitors will not adopt product names or trademarks that are similar to ours. We are also vulnerable to attempts by third parties to pass off their products as ours by using our trademark. Adequate protection of our intellectual property is important to our business. Although we may take legal action against those who infringe our intellectual property rights, it may need to incur substantial time and resources and there is no assurance that we will be able to stop or prevent such infringement completely. Unauthorized use of our trademarks could adversely affect our performance and business reputation. Should such counterfeit products be of inferior quality, the goodwill in our brand may be eroded. Hence, our business and financial performance will be adversely affected if we are unable to protect our intellectual property rights effectively.

Defective or non-compliant products may lead to significant liability and exposure to negative publicity which would adversely affect our business and profits.

Our products are sold mainly to manufacturers. Although we have not faced any adverse claims or complaints regarding our products to date, there can be no assurance that our products will not cause personal injury or health complications to users. Further, in the event that our products are defective or non-compliant with specifications, we may be liable to complaints, lawsuits and claims from our customers which in turn could generate negative publicity and materially and adversely affect our business and financial condition. Any successful product liability claim against us may adversely affect our business and reputation. A product liability claim, even without merit, could result in us incurring significant expenses and expending substantial time and efforts of our management in defending such a claim. Even if we are able to successfully defend any such claim, there can be no assurance that our customers will not lose confidence in our products, thereby affecting our business and reputation.

Defective or non-compliant products may lead to significant liability exposure as the company does not maintain product liability insurance coverage.

In the event our products are defective or non-compliant with specifications, we may be liable to complaints, lawsuits and claims from our customers, which could result in liability claims. We do not maintain any product liability insurance coverage to offset any such liability and, as a result, any such claims could potentially lead to significant losses in the event of an adverse claim or complaint concerning our products.

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

Our top customer accounts for approximately 20% of our total orders and the loss of our top customer would negatively affect our business.

Our top customer accounts for approximately 20% of our overall business. If we lose our top customer without finding a new customer or customers, this could result in a significant loss of revenue to our business.

Our top supplier accounts for approximately 35% of our total goods required for the products we develop and the loss of this supplier could cause significant disruption in our supply chain and the development of our products.

Our largest supplier accounts for approximately 35% of the total raw materials we require to produce our products. In the event we lose this supplier for any reason, there can be no assurance that there will not be a significant disruption in the supply of raw materials to our business or that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. Any delays, interruption or increased costs in the supply of materials could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long-term.

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

The Company is a holding company and all of our operations and assets are held in overseas subsidiaries. Our PRC subsidiaries, Jiangsu Delta and Binhai Deda were established in the PRC, and their main operations and assets are located in the PRC. Our PRC subsidiaries, main operations and assets are therefore subject to the relevant laws and regulations of the PRC. In addition, a majority of our officers and directors are non-residents of the United States and substantially all their assets are located outside the United States. As a result, it could be more difficult for investors to effect service of process in the United States, or to enforce a judgment obtained in the United States against any of our PRC subsidiaries or any of these persons.

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

However, there is no assurance that the relevant Chinese government agency, including the CSRC, would reach the same conclusion as our PRC Counsel. If the CSRC or any other Chinese regulatory bodies subsequently determine that we need to obtain the CSRC approval for our acquisition of PRC subsidiaries, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory bodies. This may have a material adverse impact on our business, financial condition, results of operations, remittance of profits as well as the trading prices of our shares.

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

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, dividends distributed to our non-PRC investors and gains realized by our non-PRC shareholders from the transfer of our securities may be subject to PRC withholding taxes under the Enterprise Income Tax Law.

The Enterprise Income Tax Law (“EIT Law”) imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the received dividends have no connection with such foreign investors’ establishment or place of business within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where we are incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by a foreign invested enterprise, or FIE, to its foreign investors in Hong Kong will be subject to withholding tax at a preferential rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Our subsidiaries in China are directly invested in and held by a Hong Kong registered entity. If we are regarded as a non-resident enterprise and our Hong Kong entity regarded as resident enterprise, then our Hong Kong entity may be required to pay a 10% withholding tax on any dividends payable to it. If our Hong Kong entity is regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities provided that specific conditions are met. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiary and if our Hong Kong subsidiary were not considered as “beneficial owners” of any dividends from our PRC subsidiaries, the dividends payable to our Hong Kong subsidiary would be subject to withholding tax at a rate of 10%. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a resident enterprise, under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of our shares, their investment in our shares may be materially and adversely affected.

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

Restrictions on paying dividends or making other payments to us by our subsidiaries in China.

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

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

We believe that trademarks, trade secrets, patents, copyrights, and other intellectual property we use are important to our business. We rely on a combination of trademark, copyright, patent and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others. A failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

The validity, enforceability and scope of protection available under intellectual property laws in the PRC are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in the PRC may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our other intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention.

There are defects in our titles of or rights to use our properties.

We have not received the record of completion acceptance from the relevant authority for our facilities used in our production and storage (“Properties”). We do not have valid title or right to the said Properties. Any dispute or claim in relation to the title to the Properties, including any litigation involving allegations of illegal or unauthorized use of the Properties, may materially and adversely affect our operations, financial condition, reputation and future growth. However, we are in the process of applying to the relevant authority to obtain the completion acceptance for the Properties.

One of our subsidiaries is manufacturing certain products that are beyond its business scope.

Jiangsu Delta has been producing UPR, which is beyond the business scope of Jiangsu Delta. As a result, Jiangsu Delta may be penalized and, as a result, the business license of Jiangsu Delta may be revoked by relevant authority. However, Jiangsu Delta is applying to relevant authority to enlarge its business scope to include production of UPR. In the event that such approval is not obtained, Jiangsu Delta will have to suspend production of UPR, which might adversely affect our financial prospect and results of operation.

One of our subsidiaries is conducting certain business that is beyond its approved production capacity.

Jiangsu Delta is producing 30,000 tons of PCT/OCT series and downstream products per annum, which are beyond the approved annual production capacity of 10,000 tons. As a result, Jiangsu Delta might face a penalty of RMB 500,000 to RMB 1,000,000 by the relevant governmental authority. However, Jiangsu Delta has applied to relevant authority to increase Jiangsu Delta’s annual approved production capacity to 30,000 tons. In the event that such application is denied, Jiangsu Delta will have to reduce its actual production under the approved capacity. As a result, our production might not keep up with the demand of our customers, which may adversely affect our revenue and financial conditions.

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

On April 1, 2016, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“NASDAQ”) notifying us that for the preceding 30 consecutive business days our ordinary share did not maintain a minimum closing bid price of at least $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2). We have a grace period of 180 calendar days, or until September 26, 2016, to regain compliance with the minimum closing bid price requirement for continued listing. On July 6, 2016, NASDAQ notified the Company that it has regained compliance since the bid price of the Company’s ordinary shares closed at or above $1.00 per share for the last 10 business days, from June 21, 2016 to July 5, 2016.

If we fail to comply with the requirements for continued listing on The NASDAQ Capital Market again in the future, we cannot assure you that we will be able to regain compliance. If our securities lose their status on The NASDAQ Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

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

As a foreign private issuer, we are not subject to certain NASDAQ corporate governance rules applicable to public companies organized in the United States.

We rely on a provision in the NASDAQ Stock Market’s Listed Company Manual that allows us to follow BVI law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NASDAQ Stock Market.

For example, we are exempt from regulations of the NASDAQ Stock Market that require listed companies organized in the United States to:

•	have a majority of the board of directors consist of independent directors;

•	have an audit committee consisting solely of independent directors;

•	have a compensation committee consisting solely of independent directors;

•	have a nominating committee consisting solely of independent directors.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to these NASDAQ Stock Market requirements.

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

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. Holders.  Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended June 30, 2016 and we do not expect to be one for our taxable year ending June 30, 2017 or to become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if you owned our ordinary shares at any time prior to our acquisition of Elite, you may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless you made certain elections to opt out of PFIC treatment, as described in Item 10. E. – “Taxation – U.S. Federal Income Taxation.”

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

If we are characterized as a PFIC for any year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.

We have outstanding exercisable securities that may dilute your holdings.

Our outstanding exercisable securities may adversely affect the market price of our shares.

As of the date of this report, we have issued and outstanding securities exercisable into 6,735,570 ordinary shares (warrants for the purchase of 6,175,570 shares and a unit purchase option for 280,000 shares and warrants to purchase 280,000 shares). The sale or possibility of sale of the shares underlying these securities could have an adverse effect on the market price for its securities or its ability to obtain future financing. If and to the extent these securities are converted or exercised, you may experience dilution to your holdings.

We have outstanding a dividend payable of $35,000,000, the payment of which would be given preference ahead of our ordinary shareholders in the event of liquidation.

We presently have an outstanding dividend payable of $35,000,000. On September 13, 2014, the directors of Delta approved a resolution for a cash dividends distribution of $35,000,000. According to the resolution, the dividends are to be distributed to Mr. Yan Hong, Mr. Shen Lei and Mr. Chao Xin (together, the “Dividend Recipients”) in accordance with their respective percentage shareholdings in Delta as follows: (i) $392,000 to Mr. Yan Hong; (ii) $392,000 to Mr. Shen Lei; and (iii) $34,216,000 to Mr. Chao Xin. As at June 30, 2016, the dividends were not paid.

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

Initial Public Offering

On December 21, 2012, we consummated our initial public offering of 4,000,000 units at a public offering price of $10.00 per unit, generating gross proceeds of $40,000,000. Each unit consisted of one redeemable Class A Share, par value $0.0001 per share, and one redeemable warrant. Each redeemable warrant entitled the holder to purchase one ordinary share at a price of $10.00. Immediately prior to the consummation of the IPO, we completed a private placement of 4,500,000 warrants at a price of $0.75 per warrant, for an aggregate purchase price of $3,375,000, to our founding shareholders and their designees. We sold to the underwriters of the IPO, as additional compensation, an aggregate of 136,000 Class A Shares for $2,720.

A total of $41,600,000, which included a portion of the $3,375,000 of proceeds from the private placement of warrants to the founding shareholders and their designees, were placed in trust (the “Trust Account”) pending the completion of our initial acquisition transaction.

Acquisition of Elite

On September 19, 2014, upon closing of a stock purchase agreement dated September 16, 2014, by and among the Company, Elite Ride Limited, a British Virgin Islands corporation (“Elite”), Delta Advanced Materials Limited, a Hong Kong corporation (“Delta”) and the shareholders of Elite (the “Elite Shareholders”), we acquired all the outstanding shares of Elite in exchange for the issuance to the Elite Shareholders an aggregate of 6,060,000 ordinary shares, of which 4,560,000 shares were issued at closing and 1,500,000 shares (“Earnout Payment Shares”) are held in escrow and will be released upon meeting of certain performance targets as specified in the stock purchase agreement (the “Acquisition”). Thus far, we have released 500,000 of the Earnout Payment Shares as a result of Delta meeting its performance targets for the fiscal year ending June 30, 2015.

The Earnout Payment Shares, if any, will be released as follows: (a) 500,000 shares if the Company achieves Adjusted Net Income (as defined in the stock purchase agreement) of at least $8 million for the period starting July 1, 2014 and ending June 30, 2015; (b) 500,000 shares if the Company achieves Adjusted Net Income of at least $9.2 million for the period starting July 1, 2015 and ending June 30, 2016; (c) 500,000 shares if the Company achieves Adjusted Net Income of at least $10.6 million for the period starting July 1, 2016 and ending June 30, 2017 (collectively, the “Net Income Targets”). Further, during the thirteen months post-closing, all material acquisitions made by the Company must be accretive to Company earnings. The Net Income Targets are to be met on an all-or-nothing basis, and there shall be no partial awards.

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

In addition, we entered into a call agreement with the CIS Sponsor pursuant to which we were permitted to require the CIS Sponsor to sell to us up to 1,500,000 ordinary shares at a price of $5.00 per share between the 360th and 390th after the closing date. To date, the Company has not exercised its call options under this agreement.

In connection with the Acquisition, we amended the 4,500,000 warrants owned by the CIS Sponsor to provide that such warrants may be redeemed in the event our ordinary shares trade at a price of $17.50 per share for a period of ten consecutive trading days and that such warrants may not be exercised on a cashless basis.

Immediately after the closing, our Board of Directors consisted of five directors, composed of four nominees designated by Elite, of which one designees qualified as an independent director under the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of The NASDAQ Stock Market, and one nominee designated by us qualified as an independent director under the Exchange Act, and the rules of The NASDAQ Stock Market. The parties to the stock purchase agreement entered into a mutually agreed upon voting agreement relating to nominees to our Board of Directors for a period of thirteen months following the closing.

We entered into a registration rights agreement with the CIS Sponsor and any other such parties with the rights to require us to register any of our securities held by such parties under the Securities Act of 1933, as amended, to terminate their demand registration rights and grant such parties piggyback registration rights.

Due to the short amount of time available before September 21, 2014, we did not conduct a tender offer to redeem publicly traded shares. Instead, we elected to redeem all holders of publicly traded shares that have not elected to convert their Series A Shares into Series C Shares, which was completed shortly after September 21, 2014.

As a result of the consummation of the Acquisition, Elite became our wholly subsidiary. Elite is the holding company of all the shares of Delta which, at the time of the consummation of the Acquisition, held all the equity interests in the operating subsidiaries in the PRC including Jiangsu Delta, Jiangsu Logistics, Jiangsu Zhengxin R&D and Binhai Deda.

Through Delta, we engaged in the business of producing and distributing organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals. The end application markets of our products include automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives. We currently have approximately 260 employees, 30% of whom are highly-qualified experts and technical personnel. We serve nearly 350 clients in various industries.

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

Our revenue for the fiscal years ended June 30, 2014, 2015 and 2016 were approximately $175 million, $202 million and $53 million, respectively, and our profit before tax for the fiscal years ended June 30, 2014, 2015 and 2016 were $9.4 million, $15.9 million and loss before tax of $7.6 million, respectively. The decrease in revenue for the year ended June 30, 2016 was a result of decreased demand for our products in the PRC.

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

Jiangsu Logistics

On December 17, 2013, Jiangsu Logistics was established by Jiangsu Delta with an initial registered capital of RMB 10 million (approximately $1.63 million) located in Dantu District, Zhenjiang City, Jiangsu Province, PRC. We disposed of this property on March 20, 2015 for RMB 10 million (approximately $1.51 million). As a result of the Company’s disposition of Jiangsu Logistics, we no longer provide the supply chain management for third-party clientele including manufacturers, distributors and retailers of chemical products.

Binhai Deda

On June 8, 2013, Binhai Deda was established by Jiangsu Delta with an initial registered capital of RMB 5 million (approximately $814,664) located in Binhai County, Zhenjiang City, Jiangsu Province, PRC.

Products

Our products can be broadly divided into two major series, namely (i) PCT/OCT and (ii) UPR, which account for approximately 8.56% and 88.61%, respectively of our total revenue in the fiscal year 2016. PCT/OCT together with its downstream products can be widely used in pharmaceuticals, pesticides, dyes and consumables manufacturing industries, whereas UPR is commonly used as (i) renovation materials for bathroom and kitchen, (ii) manufacturing materials for trains, cars, aircrafts and vessels, and (iii) infrastructure materials such as anti-collusion pipes and oil and gas pipelines. UPR is a light weight, relatively wear resistant and highly anti-corrosive material, and its unique features make it a popular replacement material for plastic and steel. In the fiscal year 2016, we sold approximately 60% of the PCT/OCT we produced and consumed the balance as raw materials for the manufacturing of PCT/OCT downstream products.

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

We recently supplied an experimental sample of prothioconazole to a large pesticide manufacturer and trader in India. The Company views India as country with significant growth prospects for our products. At present, our experimental equipment can produce 500kg of prothioconazole per month. We plan to further expand the scale of lab production from medium to large-scale production and are working on the design of industrial mass production of prothioconazole which we anticipate starting in the third quarter of 2017.

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

Step 3: Further Processing

The isolated, purified compounds can then undergo further value-added treatment pursuant to customized treatments to manufacture down-stream derivative products. We re-process about 40% of the PCT/OCT products received through the manufacturing process into some 13 different downstream chemical products such as:

(1) 2,4-Dichloro toluene (“2,4DCT”) 2,4

(2) 3,4-Dichloro toluene (“3,4DCT”) 3,4

(3) O-chlorobenzaldehyde

(4) p-chlorobenzaldehyde

(5) 2,4-Dichlorobenzaldehyde 2,4

(6) O-chlorobenzyl chloride

(7) Chlorobenzyl chloride

(8) 2,4-Dichloro-chloride 2,4

(9) O-chlorobenzoic acid

(10) O-Chloro benzonitrile

(11) Chlorobenzonitrile

(12) 2,4-Dichlorobenzonitrile 2,4

(13) 3,4-Dichlorobenzonitrile 3,4

(b)          UPR

Our UPR products are high-end resin products. Due to UPR’s combination of unique strengths such as its lightness, toughness, durability, strength and anti-corrosive properties, it is widely used by various industries, like the construction industry, industrial equipment industry, transport industry and the infrastructure industry. Our production capacity for UPR was expanded from 9,000 tonnes in May 2010, to 18,000 tonnes annually in December 2010. The simplified production process for the UPR products is as follows:

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

Production Facilities, Capacity and Utilization

Our production facilities are located in Zhenjiang city, Jiangsu province, the PRC.

We have three main production lines centered on our core products:

(a)	Our PCT/OCT series production facility was designed by Tianjin University and built in 2008. It was first put into use in January 2009 and went through an expansion during 2011.

(b)	Our MA production line was designed by the China Academy of Science started operation in late 2010. The current capacity of the MA Production line is at 12,500 tonnes per annum, which is fully utilized and went through an expansion during 2013.

(c)	Our UPR production line had two phases of development in May and December 2010, respectively.

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

Our quality assurance department will conduct random sample inspection upon receipt of the raw materials. Raw materials that do not meet our quality requirements are returned to the suppliers for them to remedy the problems or defects or for exchange. Procurement plans from the various suppliers are subject to review by our senior management on an annual basis.

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

Research and Development

We place great emphasis on research and development. Our research and development team is headed by our Chief Engineer Mr. Li Yiqiang and supported by about 36 research and development staff. Our research team members are required to have at least five years of experience in the research of fine chemical industry as well as a bachelor degree in chemistry or chemical engineering or other relevant professional qualifications. All the employees under our research and development department are required to execute confidentiality undertakings, which restrict them from revealing any trade secrets and/or know-how with regard to our products or technologies involved in our production process to our competitors for at least three years after termination of their employment.

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

Technology Collaborations

We collaborate with technology partners, comprising renowned universities and in the manner as follows:

In 2012, we entered into discussions for partnership arrangements with a group of professors from East China Normal University to develop a joint research and development center. The joint research center, under the name of “Delta Chemical Advanced Materials R&D Centre,” is located at our facilities in Zhenjiang, Jiangsu Province and is currently in operation.

Pursuant to the collaborative arrangement, the university and we each contribute around three to five research staff to carry out the research and development operations of the joint research center.

The joint research center is equipped with world-class chemical research facilities and product testing equipment. Its research focus will be placed on development of the following products:

(a)	new UPR products for (i) renovation of kitchen, bathroom and man-made marble counter, and (ii) manufacturing high pressure oil pipeline and high voltage electrical equipment;

(b)	new PCT/OCT downstream products, such as pharmaceutical bulk drug; and

(c)	directional catalyst to be used in PCT/OCT production process.

Sales and Marketing

Our sales and marketing department is headed by our Deputy General Manager, Mr Shi Weiping, who has been involved in the chemical industry since 1989 and has experience of approximately 25 years in the industry in relation to the sales and marketing of chemical products. Mr. Shi is currently supported by seven sales and marketing personnel who are in charge of the sales for different product categories such as PCT/OCT and MA products and they are dedicated to sales and marketing activities in various areas, ranging from southern, northern and eastern China regions as well as overseas market.

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

TRADEMARKS

As of the date of this report, we do not own any registered trademark. However, we have filed applications to the PRC Trademark Bureau in respect of the following trademarks:

Trademark	Class (1)	Application Number	Date of Application	Status	Place of Registration
	1	12218845	March 5, 2013	September 14, 2014 – September 13, 2024	The PRC
	1	12218774	March 5, 2013	September 14, 2014 – September 13, 2024	The PRC

(1)	Class 1 refers to Chemicals used in industry, science and photography, as well as in agriculture, horticulture and forestry; unprocessed artificial resins, unprocessed plastics; manures; fire extinguishing compositions; tempering and soldering preparations; chemical substances for preserving foodstuffs; tanning substances; adhesives used in industry.

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

Major Suppliers

The key components and raw materials used in our production and manufacturing processes are comprised mainly of toluene, chlorine, benzene, styrene and phthalic anhydride, maleic anhydride, propylene glycol and ethylene diglycol which in the aggregate constituted approximately 75% of our total cost of sales.

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

The major suppliers accounting for 5% or more of our cost of sales for each the last three fiscal years ended June 30, 2014, 2015 and 2016 are as follows:

Suppliers	FY2016	FY2015	FY2014

Supplier A	36.93%	20.4%	13.0%
Supplier B	12.94%	20.0%	10.7%
Supplier C	12.05%	11.2%	9.8%
Supplier D	3.03%	8.0%	7.6%
Supplier E.	0.23%	7.5%	4.8%

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

As of the date of this report, we are not aware of any information or arrangement, which would lead to a cessation or termination of our relationships with any of our current major suppliers.

Major Customers

Our customers are mainly from the chemical industry in the PRC. As of the date of this report, we have a customer base of approximately 350 different customers (of which certain customers belong to the same group of companies) across 11 provinces in the PRC.

The major customers accounting for 5% or more of our total revenue for the last three fiscal years ended June 30, 2016, 2015, and 2014 are as follows:

Customer	FY2016	FY2015	FY2014
Customer A	6.46%	15.7%	5.4%
Customer B	11.61%	7.7%	3.6%
Customer C	20.83%	6.2%	4.7%
Customer D	29.52%	3.56%	2.5%

Except materials sales’ customers, our customer base is diversified. For the past three fiscal years, we have generally reduced our reliance on each of our major customers, whose purchases as a percentage of our total revenue has shown a declining trend. This is a result of increased sales volume to a more diversified customer base and an increase in the number of products we produce.

As at the date of this report, we do not have any long-term arrangement or arrangements with any of our major customers and our business or profitability is not materially dependent on any single customer. As of the date of this report, we are not aware of any information or arrangement, which would lead to a cessation or termination of our relationships with any of our current major customers.

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

Our manufacturing processes generate noise, wastewater, gaseous wastes and other industrial wastes. However, we have devoted efforts to reduce such wastes to acceptable levels under applicable regulations. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the waste generated in our manufacturing process. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. We are currently in compliance with all applicable environmental laws and have not breached any applicable environmental laws or regulations since our establishment.

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

Procedures for Establishment of a WFOE

The establishment of a WFOE will have to be approved by Ministry of Commerce (or its delegated authorities) (the “MOC”). If two or more foreign investors jointly apply for the establishment of a WFOE, a copy of the contract between the parties must also be submitted to MOC (or its delegated authorities) for its record. A WFOE must also obtain a business license from the State Administration of Industry and Commerce (or its delegated authorities) before it can commence business.

Nature

A WFOE is a limited liability company under the Foreign Enterprise Law. It is a legal entity which may independently assume civil obligations, enjoy civil rights and has the right to own, use and dispose of property. It is required to have a registered capital contributed by the foreign investor(s). The liability of the foreign investor(s) is limited to the amount of registered capital contributed. The foreign investor may make its contributions by installments and the registered capital must be contributed within the period as approved by the MOC (or its delegated authorities) in accordance with relevant regulations.

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

The amendments to the PRC Company Law adopted in October 2005 seek to reform various aspects of the 1993 PRC Company Law and simplify the establishment and operation of companies incorporated in China by lowering capitalization requirements, increasing shareholder and creditor protection, improving corporate governance, and relaxing rules regarding the establishment of subsidiaries. Further, the restriction relating to the total investment of a company in other entities exceeding 50% of its net assets has been removed, the incorporation of one shareholder limited liability companies in addition to wholly State-owned enterprises is permitted, and the Chinese Company Law shall apply to foreign invested limited liability companies. Where laws on foreign investment have other stipulations, such stipulations shall apply.

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

Social Insurance Law

Employers in China are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, maternity insurance, and housing provident funds. These payments are made to local administrative authorities and an employer who fails to contribute may be fined and be ordered to make-up for the missed contributions. The various laws and regulations that govern the employers’ obligation to contribute to the social security funds include PRC Social Insurance Law promulgated by the Standing Committee of the NPC on October 28, 2010 and became effective July 1, 2011; the Interim Regulations on the Collection and Payment of Social Security Funds, which were promulgated by the State Council and became effective on January 22, 1999; the Interim Measures concerning the Maternity Insurance, which were promulgated by the Ministry of Labor on December 14, 1994 and became effective on January 1, 1995; the Regulations on Occupational Injury Insurance, which were promulgated by the State Council on April 27, 2003 and became effective on January 1, 2004 and was amended on December 20, 2010; the Regulations on Management of the Housing Provident Fund, which were promulgated and became effective on April 3, 1999 and was amended on March 24, 2002.

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

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Jiangsu Delta	Registration Certificate for Using Hazardous Chemicals	321110234	June 23, 2014 to June 22, 2017	Jiangsu Province Administration of Work Safety Chemical Registration Centre
Jiangsu Delta	Trading License for Hazardous Chemicals	Su Zhen An Jing (Yi) Zi 2012001347	December 24, 2014 to December 23, 2017	Administration of Work Safety of Zhenjiang City
Jiangsu Delta	Record Keeping Certificate of Non-Pharmaceutical Precursor Chemical Production	(Su) 3S32111200031	May 23, 2014 to April 27, 2017	Administration of Work Safety of Zhenjiang City

Jiangsu Delta	Pollutant Discharge Permit	Zhen Tu Huan No. 3211212012062	May 2015 to May 2018	Environment Protection Agency of Dantu District, Zhenjiang City
Jiangsu Delta	Business License	321100400012550	June 15, 2007 to June 14, 2027	Administration of Industry and Commerce of Zhenjiang, Jiangsu Province
Jiangsu Delta	Work Safety License	(Su) WH An Xu Zheng Zi [L00230]	April 28, 2014 to April 27, 2017	Administration of Work Safety of Jiangsu Province
Jiangsu Delta	Financial Registration Certificate for Foreign-invested Enterprises	No.3211210203	June 15, 2007 to June 14, 2027	Local Financial Bureau of Dantu District, Zhenjiang City

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Jiangsu Delta	Organization Code Certificate	No.66274328-4	June 11, 2015 to June 10, 2019	Jiangsu Zhenjiang Administration of Quality Supervision, Inspection and Quarantine
Jiangsu Delta	Tax Registration Certificate	Zhen Guo Shui Tu Deng Zi 321121662743284	N.A. (Note: issued on January 19,2009)	National Tax Bureau of Zhenjiang, Jiangsu Province and Local Tax Bureau of Dantu, Zhenjiang
Jiangsu Delta	Tax Registration Certificate	Su Di Shui Zi No.321181796133836	N.A. (Note: issued on January 19, 2009)	National Tax Bureau of Danyang, Jiangsu Province and Local Tax Bureau of Danyang
Jiangsu Delta	Approval Certificate for Establishment of Enterprises with Investment of Taiwan, Hong Kong, Macao and Overseas Chinese in the PRC	Shang Wai Zi Su Fu Zi 2007 NO.73674	N.A. (Note: issued on June 6, 2014)	People’s Government of Jiangsu Province
Jiangsu Delta	Foreign Exchange Registration Card	No.00085568	N.A.	State Foreign Exchange Administration
Jiangsu Delta	Bank Account Permit	No. J3140002471102	N.A. (Note: issued on July 16, 2008)	People’s Bank of China, Zhenjiang Branch
Jiangsu Delta	Social Insurance Registration Certificate	She Xian Su Zi No.32112115000942	June 23, 2010 to October 30, 2020	Social Labour Insurance Fund Management Centre, Dantu District, Zhenjiang City
Jiangsu Delta	Environmental Management System Certificate	04415E10738R0M	September 29, 2015 to September 28, 2018	China Certification Centre Inc.

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Binhai Deda	Business license Binhai	320922000222858	June 8, 2013 to June 7, 2043	Administration of Industry and Commerce of Binhai, Yanhai

Binhai Deda	Bank Account Permit	No. J3112001078201	N.A. (Note: issued on June 19, 2013)	People’s Bank of China, Binhai Branch
Binhai Deda	Organization Code Certificate	No. 07101823-2	June 8, 2013 to June 7, 2017	Yancheng Binhai Administration of Quality Supervision, Inspection and Quarantine

Properties

We currently own the following land use rights in the PRC:

Owner	Location	Certificate of State- owned Land Use Right No.	Tenure	Approximate Gross Floor Area (sqm)	Use of Property
Jiangsu Delta	Chenfeng Village, Gaozi Town, Dantu District, Zhenjiang	Zhen Tu Guo Yong (2008) No.199 (1)	October 19, 2008 to July 29, 2058	53,369	Industrial
Jiangsu Delta	Chenfeng Village, Gaozi Town, Dantu District, Zhenjiang	Zhen Tu Guo Yong (2011) No.1037	August 1, 2011 to August 31, 2060	26,023	Industrial

Note:

(1)	This land use right has been mortgaged to the Industrial and Commercial Bank of China, Zhenjiang Branch. The period of the mortgage is commencing from May 31, 2013 and ending on December 31, 2017. During the term of the mortgage, Jiangsu Delta’s rights to transfer, lease, mortgage or otherwise dispose of this land use right shall be subject to the prior written approval of the relevant bank.

We currently own and possess the Building Ownership Certificates for the following buildings in the PRC:

Location	Certificate of Real Estate Ownership No.	Approximate Gross Floor Area (sq m)	Use of Property
Building 3 No. 1 Fine Chemical Park Gaozi Zhen Dantu Ecnomic and Development Zone Zhenjiang City (1)	Zhen Fang Quan Zheng Zi No. 1201007277100110	1,140.9	Industrial
North of Development Zone Road, South of Hu Ning Expressway	Dan Fang Quan Zheng Kai Fa Qu Zi No. 02032188	12,119.44	Research and Development

Note:

(1)	This property has been mortgaged to the Industrial and Commercial Bank of China, Zhenjiang Branch. The term of the mortgage is one year commencing from June 20, 2016 and ending on June 19, 2017. During the term of the mortgage, our rights to transfer, lease, mortgage or otherwise dispose of this property shall be subject to the prior written approval of the relevant bank.

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

This discussion and analysis focuses on the business results, comparing results of operations for the fiscal year ended June 30, 2016, 2015, and 2014, respectively.

The fiscal year ended June 30, 2016 and June 30, 2015

Results of Operations

In the fiscal year ended June 30, 2016, our revenue decreased by 73.56% year over year and incurred net losses for US$6.756M due to significant dropping of revenue. Our net profit margin was driven down by 7.85% resulting from the high competition of the PCT/OCT and UPR market for the fiscal year ended June 30, 2016.

The following table summarizes the results of our operations during the fiscal years ended June 30, 2016 and 2015, respectively, and provides information regarding the dollar and percentage increase (or decrease) for the fiscal year ended June 30, 2016 as compared to 2015.

	The Fiscal Year Ended June 30,
	2016	2015	Change		Change rate
Net Revenue	$53,418,112	$202,009,160		$(148,591,048)	73.56%
Cost of Sales	$(48,713,456)	$(182,692,715)		$(133,979,259)	73.34%
Gross Profit	$4,704,656	$19,316,445		$(14,611,789)	75.64%
Gross Margin	8.81%	9.56%		0.75%	7.85%
Operating Expenses	$(15,137,604)	$(7,058,041)		$8,079,563	114.47%
Operating (Loss) Income	$(10,432,948)	$12,258,404	$	N/A-	N/A
Operating Margin	(19.53)%	6.07%		N/A-	N/A
Change in fair value of warrants	$6,856,682	$(7,906,529)	$	N/A	N/A
Gain on disposal of a subsidiary	$435,488	$1,178,093		$(742,605)	63.03%
Other loss - net	$(4,417,452)	$(394,211)		$4,023,241	N/A
Income taxes	$802,627	$(3,729,238)	$	N/A-	N/A
Net (Loss) Income	$(6,755,603)	$1,406,519		N/A-	N/A
Net (Loss) Profit Margin	(12.65)%	0.70%		N/A-	N/A

Revenue

Revenue for the fiscal year ended June 30, 2016 was $53,418,112, a decrease of 73.56% as compared with revenue of $202,009,160 for the fiscal year ended June 30, 2015. In the fiscal year ended June 30, 2016, revenue from sales of UPR was USD4.57M, a decrease of 88.13% as compared with USD38.51M in the fiscal year ended June 30, 2015. In the fiscal year ended June 30, 2016, revenue from sales of PCT/OCT was USD47.33M a decrease of 44.47% as compared with USD85.23M in the fiscal year ended June 30, 2015. The decrease for both sales of UPR and PCT/OCT mainly due to the low demand as result of the slowdown in China’s economic growth. In the fiscal year ended June 30, 2016, revenue from sales of chemicals in the SCM segment was USD1.51M, a decrease of 98.06% as compared with USD78.26M in the fiscal year ended June 30, 2015. The decrease in the sales in the SCM segment was due primarily to the Company exiting this market due to low margins. The Company periodically reviews the market situation to adjust production to fit market demand.

The following table shows a breakdown of revenues from for our main products and service:

	The Fiscal Year Ended June 30,
	2016		2015
	Sales	% of total sales	Sales	% of total sales
UPR	4,571,332	8.56%	38,513,560	19.06%
PCT/OCT	47,332,388	88.61%	85,234,434	42.19%
SCM	1,514,392	2.83%	78,261,166	38.75%
Total revenue	$53,418,112	100.00%	$202,009,160	100.00%

Gross Profit

Gross profit decreased 75.64% to $4,704,656 for the fiscal year ended June 30, 2016, as compared with $19,316,445 for the fiscal year ended June 30, 2015. The gross margin decreased by 7.85% from 8.81% for the fiscal year ended June 30, 2016 to 9.56 % for the same period of 2015, mainly because the revenue was dropping as result of low demand from PRC market

Operating Income

Operating loss was $10,432,948 for the fiscal year ended June 30, 2016 as compared with operating income $12,258,404 for the fiscal year ended June 30, 2015. The operating loss was mainly due to (i) doubtful debts provision of $7.51M recorded during FY2016, and (ii) a write off $2.6M for Plant and Equipment which are not being used for future production

Cost of Sales

Cost of sales was $48,713,456 for the fiscal year ended June 30, 2016, representing a 73.34% decrease as compared with $182,692,715 for the same period of 2015. The decrease in cost of sales was due to revenue reduced.

Operating Expenses

The table below provides a detailed breakdown of our operating expenses for the periods indicated:

	The Fiscal Year Ended June 30,
	2016	2015	Change
Selling expenses	$2,251,997	$2,384,459	-5.56%
General & Administrative expenses	$5,376,137	$3,474,472	54.73%
Bed debt provision	$7,509,470	$1,199,110	526.25%
Total operating expenses	$15,137,604	$7,058,041	114.47%

Operating expenses were $15,137,604 for the fiscal year ended June 30, 2015, representing a 114.47% increase as compared with $7,058,041 for the fiscal year ended June 30, 2015. The increase was primarily due to two factors: (i) a doubtful debts provision of $7.51M was made during FY2016, and (ii) a write off $2.6M for Plant and Equipment which are not being used for the future production.

Change in Fair Value of Warrants

Gain on change in fair value of warrants was $6,856,682 for the fiscal year ended June 30, 2016 as compared with a loss of $7,906,529 for the fiscal year ended June 30, 2015. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with the Public Offering on December 21, 2012.

Gain on Disposal of A Subsidiary

The Company recorded a gain of $435,488 from the disposal of Jiangsu Delta Logistics Co Ltd during the year ended June 30, 2016 when the Company sold the subsidiary to Mr. Yang Yi at a sale price of $1,505,140 (RMB10million) on March 20, 2016 pursuant to a sale and purchase agreement.

Net Income

Net loss was $6,755,603 for the fiscal year ended June 30, 2016 as compared with net income of $1,406,519 for the fiscal year ended June 30, 2015. The decrease in net income in the fiscal year ended June 30, 2016 was mainly due to the decrease of revenue and the provision made.

Earnings per Share

Basic and diluted loss per share (“EPS”) for the fiscal year ended June 30, 2016 were $1.46 and $1.46 compared with EPS of $1.44 and $1.44 for the same period of 2015. The weighted average number of shares outstanding to calculate basic EPS was 9,323,108 and 6,462,577 for the fiscal year ended June 30, 2016 and 2015, respectively. The weighted average number of shares outstanding to calculate diluted EPS was 9,323,108 and 6,462,577 for the fiscal year ended June 30, 2016 and 2015.

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures principally through debt and equity offerings and cash provided by operations.

The table below presents information about our cash flow for the periods indicated:

	The Fiscal Year Ended June 30,
	2016	2015	Change
Net cash provided by (used in) operating activities	$(19,195,656)	$(15,139,370)	26.79%
Net cash provided by (used in) investing activities	$(910,715)	$15,187,228	N/M
Net cash provided by (used in) financing activities	$18,678,460	$(8,705,226)	N/M
Effect of foreign currency translation on cash and cash equivalents	$1,273,448	$(170,970)	N/M
Beginning cash and cash equivalent	$217,612	$9,045,950	97.59%
Ending cash and cash equivalent	$63,149	$217,612	70.98%

Operating Activities

For the fiscal year ended June 30, 2016, net cash used in operating activities was $19,195,656. This was primarily attributable to: 1) our net loss of $6,755,603, adjusted by an add-back of non-cash charges mainly consisting of depreciation and amortization, change in fair value of warrants, deferred income taxes, allowance for doubtful accounts, allowance for obsolete stock, impairment losses recognized on Plant and Equipment of $5,883,313, $6,856,682, $23,939, $7,509,470, $423,588 and $2,599,980, respectively, and non-cash gain from disposals of property accounts and disposal of a subsidiary of $90,700 and $435,488, respectively; 2) an increase of $21,476,726 in working capital, primarily due to: (i) an increase of $7,101,570 from trade and other receivables; (ii) a decrease of $2,671,325 in inventories, principally consisting of raw material; partially offset by a decrease of $20,539,601 in trade and other payables, an increase of $4,169,072 in advance from customers deposit, and a decrease of $675,952 in income tax payables.

Investing Activities

For the fiscal year ended June 30, 2016, net cash used in investing activities was $910,715. This was primarily attributable to: (i) $1,516,850 from disposals of property and equipment, (ii) capital expenditure of $929,108 for purchase of new plant and equipment and (iii) $1,535,243 in proceeds from the disposal of a subsidiary..

Financing Activities

For the fiscal year ended June 30, 2016, net cash provided by financing activities was $18,678,460, primarily attributable to: (i) a short-term bank loan borrowing of $115,610,739, (ii) repayment of bank borrowings of $121,283,331 and (iii) a change in restricted cash of $24,351,052.

Cash and Cash Equivalents

Our cash and cash equivalents as at July 1, 2015, were $217,612 and decreased to $63,149 by June 30, 2016. The decrease was mainly due to increase in net cash used in operating activities and investing activities.

In future periods, we believe that our existing cash, cash equivalents and cash flows from operations, combined with cash availability under our revolving credit facility, will be insufficient to meet our presently anticipated future cash needs for at least the next year. We will require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Trade Receivables, net

Trade receivables, net were $50,126,279 as of June 30, 2016, representing a 6.86% decrease as compared with $53,818,279 as of June 30, 2015. This decrease in trade receivables was primarily attributable to a decrease in sales.

Inventory

Inventory consists of raw materials and finished goods. As of June 30, 2016, the recorded value of our inventory decreased 39.69% to $5,880,881 from $9,751,596 as of June 30, 2015. This decrease is mainly due to a decrease in production of finished goods from $6,213,300 as of June 30, 2015 to $1,960,063 as of June 30, 2016. The decrease of inventory was primarily due to the Company’s efforts to minimize its inventory level due to lower demand of sales.

Accounts Payable

Trade and other payables were $21,194,399 as of June 30, 2016, a decrease of 53.19 % from $45,279,369 as of June 30, 2015. The decrease was primarily attributable to a lower purchase volume.

Obligations under Material Contracts

There was no material contractual obligation as of June 30, 2016.

The fiscal year ended June 30, 2015 and June 30, 2014

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

	The Fiscal Year Ended June 30,
	2015	2014	Change		Change rate
Net Revenue	$202,009,160	$175,327,717		$26,681,443	15.22%
Cost of Sales	$(182,692,715)	$(157,904,729)		$24,787,986	15.70%
Gross Profit	$19,316,445	$17,422,988		$1,893,457	10.87%
Gross Margin	9.56%	9.94%		0.38%	3.82%
Operating Expenses	$(7,058,041)	$(5,788,048)		$1,269,993	21.94%
Operating Income	$12,258,404	$11,634,940		$623,464	5.36%
Operating Margin	6.07%	6.64%		0.57%	8.58%
Change in fair value of convertible bonds	$-	$(156,199)	$	N/A	N/A %
Change in fair value of warrants	$(7,906,529)	$-	$	N/A	N/A
Gain on disposal of a subsidiary	$1,178,093	$-	$	N/A	N/A
Other loss – net	$(394,211)	$(2,043,954)		$1,649,743	80.71%
Income taxes	$(3,729,238)	$(2,606,479)		$1,122,759	43.08%
Net Income	$1,406,519	$6,828,308		5,421,789	79.4%
Net Profit Margin	0.70%	3.89%		3.19%	82.01%

Revenue

Revenue for the fiscal year ended June 30, 2015 was $202,009,160, an increase of 15.22% as compared with revenue of $175,327,717 for the fiscal year ended June 30, 2014. In the fiscal year ended June 30, 2015, we sold 21,095 tons of UPR, a decrease of 29.72% as compared with 30,014 tons of UPR in the fiscal year ended June 30, 2014. In the fiscal year ended June 30, 2015, we sold 53,829 tons of PCT/OCT, an increase of 40.60% as compared with 38,285 tons in the fiscal year ended June 30, 2014. The increase was due primarily to higher demand of our products as the Company shorter the production lead time by purchasing more semi-finished for production. In the fiscal year ended June 30, 2015, we sold 74,371 tons of chemicals in the SCM segment, an increase of 87.16% as compared with 39,736 tons in the fiscal year ended June 30, 2014. The increase in the sales in SCM segment was due primarily to the adjustment in operating strategy to enter the logistics business.

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

Gain on Disposal of A Subsidiary

The Company recorded a gain of $1,178,093 from the disposal of Jiangsu Zhengxin R&D during the year ended June 30, 2015 when the Company sold the subsidiary to Zhenjiang Xinshun Chemical Trading Company Ltd at a sale price of $10,518,189 (RMB64.555million) on March 28, 2015 pursuant to a sale and purchase agreement.

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

Borrowing Costs

Borrowing costs are recognized in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalized by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2016, 2015 and 2014 were capitalized at a rate of 8.11%, 7.11% and 7.11% , respectively.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2017 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2016.

Tabular Disclosure of Contractual Obligations

None.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Xin Chao	39	Chairman and Chief Executive Officer
Hongming Dong	47	Chief Financial Officer
Borys Priadko	60	Independent Director (1)(2)(3)
Richard Liu	46	Independent Director (1)(2)(3)
Changguang Wu	48	Director
Anatoly Danilitskiy	63	Director (1)(2)(3)

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of governance and nominating committee.

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

Borys Priadko has more than 35 years of experience in corporate management and accounting. He has been operating his own firm, Borys’s Management Services Pty Ltd for the past eight years. Prior to that, he worked for two years with Lehman Brown Consulting in China. Before moving into the private consulting and service sector, Mr. Priadko worked for Siemens – Building Technologies Division for ten years in the role of either Financial Controller or General Manager in various countries and entities. Mr Priadko is a member of CPA Australia and has a bachelor degree in Financial Administration from New England University, Armidale, New South Wales, Australia.

Richard Liu has over twenty years’ experience in business and legal practice. He is a partner and director of the securities investment section of Shanghai Huiye Law Firm, where he has worked since December 12, 2006. He was a legal assistant at Baker & McKenzie LLP’s Shanghai office from May 2004 through October 2006. Prior to that, Mr. Liu was Senior Consultant of Overseas Consulting department at Shanghai Foreign Service Company from June 2001 to April 2004. Mr. Liu received his bachelor’s degree in law from the Art College of Shanghai University.

Anatoly Danilitskiy has been serving as a director since February 22, 2016. From the date of our formation in November 2011 until September 2016, Mr. Danilitskiy served as our Chairman and Chief Executive Officer. From 2009 to 2015, Mr. Danilitskiy served as Chairman of the Board of RETN Group, which is an international network service provider. From 2004 to 2009, Mr. Danilitskiy established and led National Reserve Corporation, or NRC, to consolidate its strategic non-banking investment assets to become one of Russia’s largest private holding companies. While at NRC, Mr. Danilitskiy was responsible for a number of key deals in energy (including but not limited to purchasing certain Gazprom assets), transportation, debt arbitrage and distressed assets. Also from 2004 to 2009, Mr. Danilitskiy served as Chairman of CIS Interfincom AG, a financial and asset management subsidiary of NRC, where he oversaw all major money market transactions and securities trading. From 1994 to 2004, Mr. Danilitskiy served as First Deputy Chairman of National Reserve Bank, or NRB, the parent company of NRC and one of Russia’s leading universal commercial banks, where he was responsible for business development and international affairs. From 2006 to 2009, Mr. Danilitskiy served as a Member of the Board of Directors and a member of the Remuneration and the Assessment Committee of Aeroflot International Airlines, a Russian national carrier, where he played a key role in the successful effort to modernize the fleet of aircraft.

B. Compensation

Director Compensation

We currently do not pay any compensation to members of our board of directors. Future compensation to be paid to our directors, if any, will be determined in the future. Mr. Changguang Wu received an annual base salary of RMB289,920 (approximately $43,637) for the fiscal year ended June 30, 2016 for his services as president of Jiangsu Delta.

Executive Compensation

Overview of Executive Compensation

We paid annual base salaries to Xin Chao and Hongming Dong of approximately RMB462,000 (approximately $75,275) and RMB108,000 (approximately $17,597), respectively, in the fiscal year ended June 30, 2015 for their services as officers of the Company.

We paid annual base salaries to Xin Chao and Hongming Dong of approximately RMB462,000 (approximately $69,538) and RMB108,000 (approximately $16,256), respectively, in the fiscal year ended June 30, 2016 for their services as officers of the Company.

Grants of Plan Based Awards

None of the named executives of the Company currently participates in or have account balances in any plan based award programs. Future bonus plans will be adopted by the board of directors.

2016 Equity Incentive Plan

On September 27, 2016, the board of directors of the Company adopted the 2016 Equity Incentive Plan (“2016 Incentive Plan”), covering 1,442,827 ordinary shares, which represents approximately 15% of the total number of the Company’s current issued and outstanding ordinary shares. The shareholders approved the 2016 Incentive Plan at the special meeting held on October 31, 2016. Set forth below is a summary of the plan:

Awards

The 2016 Incentive Plan provides for the grant of ordinary shares, which involves or might involve the issuance of restricted ordinary shares, unrestricted ordinary shares, and/or a combination of both, for an aggregate of not more than 1,442,827 ordinary shares. If any award is forfeited, cancelled or settled in cash, the number of ordinary shares subject thereto will again be available for grant under the 2016 Incentive Plan. If there is any change in our corporate capitalization, the Compensation Committee of the Board (hereinafter referred to as the Committee) in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2016 Incentive Plan, the number of shares covered by awards then outstanding under the 2016 Incentive Plan, the limitations on awards under the 2016 Incentive Plan, and such other equitable substitution or adjustments as it may determine appropriate. The 2016 Incentive Plan will have a term of ten years and no further awards may be granted under the 2016 Incentive Plan after that date.

Eligibility

The persons who are eligible to receive grants are employees, directors or consultants of the Company or its affiliates. New directors, employees and consultants of the Company or its affiliates are eligible to participate in the 2016 Incentive Plan as well. The Committee has the sole and complete authority to determine who will be granted an award under the 2016 Incentive Plan, however, it may delegate such authority to one or more officers of the company under the circumstances set forth in the 2016 Incentive Plan.

Administration

The 2016 Incentive Plan is administered by either the Board, a committee of at least two people designated by the Board or the Committee. Among other things, the Committee has the authority, in its discretion, subject to the express limits of the 2016 Incentive Plan and its charter, to (i) designate the employees, directors and consultants to be granted awards, (ii) determine the types of awards to be granted, (iii) determine the number of ordinary shares or the amount of other consideration subject to each award, (iv) determine the terms and conditions of awards granted, (v) determine the settlement or exercise of awards, (vi) determine the extent and circumstances surrounding the delivery of consideration for an award to be made, (vii) interpret, administer, reconcile any inconsistency, correct any defect or resolve any controversy regarding the 2016 Incentive Plan and related documents, (viii) establish, amend, suspend or waive any rules or regulations and appoint agents as the Committee deems appropriate for proper administration of the 2016 Incentive Plan, (ix) accelerate the vesting or lapse of restrictions on the awards and (x) make other determination and take other action that the Committee deems necessary or desirable to administer the 2016 Incentive Plan.

Additional Terms

Except to the extent otherwise provided in an award agreement, in the event of a Change in Control (as defined in the 2016 Incentive Plan), all outstanding awards issued under the 2016 Incentive Plan will become fully vested. In general, in the event of a Change of Control, the Committee may cause any award either (i) to be canceled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share in the Change of Control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; or (ii) to be assumed or a substantially equivalent award be substituted by the successor corporation or a parent or subsidiary of such successor corporation.

Awards under the 2016 Incentive Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or to any Permitted Transferee (as defined in the 2016 Incentive Plan). With respect to international participants who reside or work outside of the United States, the Committee may in its sole discretion amend the terms of the 2016 Incentive Plan or outstanding awards to conform with the requirements of local law or to obtain more favorable tax or other treatment for a participant, the Company or its affiliates.

Amendments

The Board may at any time alter, amend, suspend, discontinue, or terminate the 2016 Incentive Plan; provided, that no such alteration, amendment, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any applicable tax or regulatory requirement applicable to this plan; and provided further that no alternation, amendment, suspension, discontinuation, or termination may be effected without the prior written consent a participant if it would adversely affect the rights of the participant with respect to a previously-awarded award under the 2016 Incentive Plan.

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

Audit Committee.  Our audit committee consists of Borys Priadko, Richard Liu and Anatoly Danilitskiy. Borys Priadko is the chair of the Audit Committee, and our Board of Directors believes that Mr. Priadko qualify as “audit committee financial experts”, as such term is defined in the rules of the Securities and Exchange Commission. The Company has opted to follow its home country rules in relation to the independence of our Audit Committee members, which allows for non-independent directors to serve on the Audit Committee. In this case, Messrs. Priadko and Liu are both independent, while Mr. Danilitskiy is not independent, as he served as the Company’s Chairman and Chief Executive Officer until September 14, 2014. Accordingly, we have opted not to comply with independence requirements for audit committees set forth in Nasdaq Governance Rule 5605(c)(2) and have supplied Nasdaq with notice of our non-compliance.

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

Compensation Committee.  Our compensation committee consists of Mr. Priadko, Mr. Liu and Mr. Danilitskiy. Mr. Danilitskiy serves as Chair of the Compensation Committee. Messrs. Priadko and Liu do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules. Mr. Danilitskiy, however, served as our Chairman and Chief Executive Officer through September 14, 2014, and thus does not meet Nasdaq’s independence requirements. As such, the Company has opted to follow its home country rules in relation to the independence of our Compensation Committee members, which allows for non-independent directors to serve on the Compensation Committee. Accordingly, we have opted not to comply with independence requirements for compensation committees set forth in Nasdaq Governance Rule 5605(d)(2) and have supplied Nasdaq with the appropriate notice of our non-compliance.

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

Governance and Nominating Committee.  Our governance and nominating committee consists of Borys Priadko, Richard Liu and Anatoly Danilitskiy. Except for Mr. Danilitsky, the members of the Governance and Nominating Committee do not have any direct or indirect material relationship with us other than as a director. Richard Liu serves as Chair of the Governance and Nominating Committee.

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

Director Independence

In conformity with Nasdaq’s Corporate Governance Rules, the Company, as a foreign private issuer, has opted not to comply with Nasdaq’s independence requirements. Accordingly, our Board of Directors has determined that two of our directors, Messrs. Priadko and Liu, qualify as independent directors pursuant to the rules of the Nasdaq Marketplace.

D. Employees

As of June 30, 2016, we have a total of 220 full-time employees, all of whom are located in Zhenjiang, Jiangsu Province, the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of June 30, 2016 is as follows:

Function	Number
Management	6
Sales and marketing	9
Research and Development	36
Safety and environmental protection	15
Production	16
Procurement	5
New Material	34
Logistics	2
Quality control	11
Administration	20
Production workers	66
Total	220

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 11, 2016:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
•	each of our executive officers and directors; and
•	all our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not include securities underlying warrants or options that are not exercisable within 60 days of November 11, 2016. All shares have identical voting rights.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(2)
Directors and Executive Officers:
Xin Chao, CEO and Chairman (3)	2,674,462		27.8%
Hongming Dong, CFO	0		0
Borys Priadko, Director	0		0
Richard Liu, Director	0		0
Changguang Wu, Director	0		0
Anatoly Danilitskiy, Director	0		0
All directors and executive officers as a group (six individuals)	2,674,462		27.8%
Five Percent Holders:
CIS Acquisition Holding Ltd. (4)	5,301,111	(7)	40.1%
Master Kingdom Holdings Ltd. (3)	2,674,462		27.8%
KIP Growth Capital Fund No. 17 (5)	1,074,029		11.2%
KPCB China Fund, L.P. (6)	1,183,663		12.3%
AQR Capital Management, LLC (8)	953,700	(9)	9.0%
Pine River Capital Management L.P. (10)	774,000		8.0%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Delta Technology Holdings Limited, 16 Kaifa Avenue, Danyang, Jiangsu, China.

(2)	Based on 9,618,852 ordinary shares outstanding (including 1,000,000 ordinary shares subject to certain net income performance targets).

(3)	Held through Master Kingdom Holdings Ltd. (“Master Kingdom”). Mr. Xin Chao is the owner of Master Kingdom and as such, is deemed to hold voting and dispositive power of the securities held by Master Kingdom.

(4)	Denise Lopez, Rosita Zelaya and Taras Vazhnov share voting and dispositive power over the ordinary shares owned by CIS Acquisition Holding Co. Ltd. CIS Acquisition Holding Co. Ltd. is owned by Zelda Finance Ltd. and SPAC Investments Ltd. Ms. Lopez and Ms. Zelaya control Zelda Finance Ltd. and Taras Vazhnov controls SPAC Investments Ltd. As a result of the foregoing, Ms. Lopez, Ms. Zelaya and Mr. Vazhnov may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by CIS Acquisition Holding Co. Ltd. The business address of Zelda Finance Ltd. is Withfield Tower, 3rd floor, 4792 Coney Drive, Belize City, Belize. The mailing address of SPAC Investments Ltd. is FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

(5)	Korean Investment Partners Co., Ltd. (“KIP”), as the general investor of KIP Growth Capital Fund No. 17 (“KIPGCF”), has voting and investment power over securities held by KIPGCF. As Senior Managing Director of KIP, Ho Kyung Shik makes voting and investment decisions on behalf of KIP. As a result of foregoing, Mr. Shik may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by KIP. The address of KIPGCF is 2bfl., Gangnam Finance Center 737 Yeoksam-dong, Gangnam-gu, Seoul, Korea.

(6)	KPCB China Associates, Ltd. is the general manager of KPCB China Fund, L.P. (“KPCB”) and holds voting and dispositive power of the securities held by KPCB. Susan Biglieri makes voting and investment decisions on behalf of KPCB China Associates, Ltd. As a result of foregoing, Ms. Biglieri may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by KPCB China Associates, Ltd. The address for KPCB is P.O. Box 309, GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

(7)	Consists of 1,701,516 ordinary shares and 3,599,595 ordinary shares underlying warrants exercisable within 60 days from November 11, 2016.

(8)	Bradley D. Asness has voting and investment power over securities held by AQR Capital Management Holdings, LLC. The address for AQR Capital Management Holdings, LLC is 2 Greenwich Plaza, Greenwich, CT 06830.

(9)	Consists of 953,700 ordinary shares underlying warrants exercisable within 60 days from September 29, 2016.

(10)	Pine River Capital Management LLC is the general manager of Pine River Capital Management L.P., and holds voting control and investment discretion over securities held by Pine River Capital Management L.P. As Manager and President of Pine River Capital Management LLC, Brian Taylor makes voting and investment decisions on behalf of Pine River Capital Management LLC in its capacity as general manager of Pine River Capital Management L.P. As a result of the foregoing, Mr. Taylor may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by Pine River Capital Management L.P. The address for Pine River Capital Management LLC is 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Guarantees in favor of the Company’s bank borrowings were received from Mr. Chao Xin, our Chief Executive Officer, Chairman and the majority shareholder in the Company, for the year ended June 30, 2016.

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

	Warrants
	High	Low
Annual Highs and Lows
Fiscal Year Ended June 30, 2014	$0.47	$0.11
Fiscal Year Ended June 30, 2015	$1.48	$0.12
Fiscal Year Ended June 30, 2016	$0.50	$0.02
Quarterly Highs and Lows
2015
First Quarter (Fiscal quarter ended September 31, 2013)	$0.47	$0.12
Second Quarter (Fiscal quarter ended December 31, 2013) (1)	$0.47	$0.23
Third Quarter (Fiscal quarter ended March 31, 2014)	$0.38	$0.22
Fourth Quarter (Fiscal quarter ended June 30, 2014)	$1.48	$0.18
2016
First Quarter (Fiscal quarter ended September 30, 2015)	$0.50	$0.07
Second Quarter (Fiscal quarter ended December 31, 2015)	$0.16	$0.02
Third Quarter (Fiscal quarter March 31, 2016)	$0.30	$0.04
Fourth Quarter (Fiscal quarter ended June 30, 2016)	$0.29	$0.02
2017
First Quarter (Fiscal quarter ended September 30, 2016)	$0.39	$0.06

Monthly Highs and Lows
May 2016	$0.12	$0.02
June 2016	$0.29	$0.02
July 2016	$0.39	$0.06
August 2016	$0.20	$0.07
September 2016	$0.17	$0.08
October 2016	$0.15	$0.08

Our ordinary shares commenced trading on the NASDAQ Capital Market on June 1, 2015. The table below shows the monthly high and low prices.

	Ordinary Shares
	High	Low
Annual Highs and Lows
Fiscal Year Ended June 30, 2015(1)	$38.25	$4.56
Fiscal Year Ended June 30, 2016	$5.00	$0.43
2015
Fourth Quarter (Fiscal Quarter ended June 30, 2015)	$38.25	$4.56
2016
First Quarter (Fiscal quarter ended September 30, 2015)	$5.00	$1.63
Second Quarter (Fiscal quarter ended December 31, 2015)	$2.80	$1.08
Third Quarter (Fiscal quarter March 31, 2016)	$1.47	$0.70
Fourth Quarter (Fiscal quarter ended June 30, 2016)	$2.60	$0.43
2017
First Quarter (Fiscal quarter ended September 30, 2016)	$3.14	$0.65
Monthly Highs and Lows
May 2016	$1.04	$0.51
June 2016	$2.60	$0.43
July 2016	$3.14	$0.65
August 2016	$2.46	$1.41
September 2016	$2.13	$1.48
October 2016	$1.65	$0.94

(1) Our ordinary shares commenced trading on June 1, 2015.

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

Our board shall review and approve all payments made to the founders, officers, directors, special advisors, consultants and their respective affiliates and any Interested Director shall abstain from such review and approval.

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue 155,000,000 shares divided into: (i) 150,000,000 ordinary shares; and (ii) 5,000,000 preferred shares, each par value $0.0001 per share. As of November 11, 2016, 9,618,852 ordinary shares were outstanding (including 1,000,000 ordinary shares in escrow that are subject to certain net income targets). Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

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

Possible Constructive Distributions with Respect to Redeemable Warrants

The terms of each redeemable warrant provide for an adjustment to the number of ordinary shares for which the redeemable warrant may be exercised in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the redeemable warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the redeemable warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our shares, which is taxable to the U.S. Holders of such shares as described under “Taxation of Cash Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the redeemable warrants received a cash distribution from us equal to the fair market value of such increased interest.

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

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at reduced rates of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. The deductibility of capital losses is subject to various limitations.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended June 30, 2015, we do not expect to be treated as a PFIC for such year and we do not expect to be one for our taxable year ending June 30, 2016 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if a U.S. Holder owned our ordinary shares at any time prior to our acquisition of Elite, such U.S. Holder may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless such U.S. Holder made either a valid and timely QEF election or a valid and timely mark-to-market election, in each case as described below.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our shares or redeemable warrants and, in the case of our shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) such shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its shares or redeemable warrants; and
•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares or warrants during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares or warrants).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares or redeemable warrants;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our shares by making a timely QEF election (or a QEF election along with a purging election, as described below). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years, unless such U.S. Holder made a purging election as described below. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

If a U.S. Holder did not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period such U.S. Holder held our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to such U.S. Holder even if we cease to be a PFIC in a future year, unless such U.S. Holder makes a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, such U.S. Holder will have a new tax basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and tax holding period (which new holding period will begin the day after such last day) in such ordinary shares.

As an alternative to the QEF election, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted tax basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to our redeemable warrants.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.42 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of June 30, 2016. As of June 30, 2016, our accumulated other comprehensive income was $2.26 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2016, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2016.

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

Our board of directors has determined that Borys Priadko is an independent director as defined by the rules of the NASDAQ Stock Market as well as qualifies as an audit committee financial expert as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3 under the Exchange Act.

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

On April 30, 2016, Dominic K.F. Chan & Co. changed its name to DCAW (CPA) Limited (“DWAC”). On November 14, 2016, DWAC merged with Centurion ZD CPA Limited (“Centurion”), at which time the Company’s board of directors approved Centurion assuming the role of the Company’s independent public accounting firm, effective immediately. Prior to DWAC’s merger with Centurion, during the fiscal years ended June 30, 2014 and 2015, and during all subsequent interim periods through November 14, 2016, the Company did not consult Centurion regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the Company’s financial statements or any matter that was the subject of a “disagreement” with its former accountants or a “reportable event” as those terms are defined in Item 304 of Regulation S-K.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Centurion (fka DCAW as successor to Dominic K.F. Chan & Co.) our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended June 30,
	2016	2015
Audit fees(1)	$126,000	$138,000
Audit related fees(2)	-	-
Tax fees(3)	-	-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Pre-Approval of Services

Our board of directors evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company is exempt from complying with the listing standards for audit committees as set forth in Rule 10A-3 of the Exchange Act as the Company has opted to comply with its home county corporate governance standards. As such, the Company’s audit committee is not entirely independent as the audit committee is made up of two independent directors and one director who was the CEO of the Company’s predecessor. We do not believe following the Company’s home country rules will negatively affect the audit committee’s independence.

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

See Item 16C above, which is incorporated herein by reference.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination. In addition, we also elected to be exempted from NASDAQ Listing Rules 5605 with respect to the composition requirement of the Board of Directors, audit committee, compensation committee and nominating committee. Under NASDAQ Listing Rule 5605, a U.S. domestic listed company is required to have a board of directors of a majority of independent directors and an audit committee, compensation committee and nominating committee, each composed entirely of independent directors, which are not required under the Business Companies Act of British Virgin Islands, our home country. Currently, our audit, compensation and nominating committees each is composed of three members, only two of whom are independent directors.

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

Date: November 15, 2016	DELTA TECHNOLOGY HOLDINGS LIMITED

/s/ Xin Chao
Xin Chao
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
1.1(4)	Amended and Restated Memorandum of Association
1.2(4)	Amended and Restated Articles of Association
2.1(1)	Specimen Unit Certificate
2.2(1)	Specimen Public Warrant Certificate
2.3(1)	Specimen Placement Warrant Certificate
2.4(1)	Form of Warrant Agreement
2.5(1)	Form of Unit Purchase Option
4.1(1)	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders
4.2(1)	Form of Services Agreement between the Registrant and Chardan Capital Markets, LLC
8.1*	List of Subsidiaries of the Company
10.1(2)	Stock Purchase Agreement by and among CIS Acquisition Ltd., Elite Ride Limited, Delta Advanced Materials Limited, and the shareholders of Elite Ride Limited, dated September 16, 2014
10.2 (3)	Registration Rights Agreement by and among CIS Acquisition Ltd. and the holders of Elite Ride Limited, dated September 19, 2014
10.3(3)	Voting Agreement by and among the Company, Elite Ride Limited, Delta Advanced Materials Limited, and certain shareholders of Elite Ride Limited dated September 19, 2014
10.4(3)	Call Agreement by and among CIS Acquisition Ltd. and CIS Sponsors dated September 19, 2014
11.1(1)	Code of Ethics
12.1*	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
(1)	Incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224).
(2)	Incorporated herein by reference to the Company’s Form 6-K (File No. 001-35755) filed on September 19, 2014.
(3)	Incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on September 25, 2014.
(4)	Incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015.

Results of Operations and Financial Condition

Following are the audited financial results for the years ended June 30, 2016, 2015 and 2014 of Delta Technology Holdings Limited.

DELTA TECHNOLOGY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Delta Technology Holdings Limited

We have audited the accompanying consolidated balance sheets of Delta Technology Holdings Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in owners’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Technology Holdings Limited as of June 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, and has suffered losses from operations. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, generate income, and ultimately, achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Centurion ZD CPA Ltd.

Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. as successor to Dominic K.F. Chan & Co.)

Certified Public Accountants

Hong Kong, November 15, 2016

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Balance Sheets

as AT JUNE 30, 2016 AND 2015

	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$63,149	$217,612
Restricted cash	89,225	26,552,715
Trade and other receivables	116,228,901	120,374,988
Inventories	5,880,881	9,751,596
	$122,262,156	$156,896,911
Non-current assets
Property, plant and equipment, net	$51,064,565	$65,260,454
Land use rights	2,125,665	2,833,833
Deferred tax assets	691,764	733,588
	$53,881,994	$68,827,875

Total assets	$176,144,150	$225,724,786

LIABILITIES
Current liabilities
Trade and other payables	$21,194,399	$45,279,369
Advances from customers	6,225,058	2,233,691
Bank borrowings	68,313,619	73,986,211
Income tax payables	191,284	962,072
Deferred tax liabilities	667,851	1,948,948
Dividends payable	35,000,000	35,000,000
Warrants liabilities	1,049,847	7,906,529
	$132,642,058	$167,316,820

Total liabilities	$132,642,058	$167,316,820

Capital and reserves
Ordinary shares, $0.0001 par value per share, 150,000,000 shares authorized 9,618,852 and 8,720,994 shares issued and outstanding at June 30, 2016 and 2015 respectively	$962	$872
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	45,540,719	41,427,773
Statutory reserves	7,180,500	7,180,500
Accumulated losses	(6,962,585)	(206,982)
Accumulated other comprehensive income	(2,257,504)	10,005,803
Total equity	$45,502,092	$58,407,966

Total liabilities and equity	$176,144,150	$225,724,786

See notes to consolidated financial statements.

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Statements of Operations and Comprehensive Income

FOR THE YEARS ENDED as at June 30, 2016, 2015 and 2014

	2016	2015	2014
Revenue	$53,418,112	$202,009,160	$175,327,717
Cost of sales	(48,713,456)	(182,692,715)	(157,904,729)
Gross profit	4,704,656	19,316,445	17,422,988

Operating expenses:
Selling expenses	(2,251,997)	(2,384,459)	(2,306,021)
General and administrative expenses	(5,376,137)	(3,474,472)	(3,304,848)
Bad debts provision	(7,509,470)	(1,199,110)	(177,179)
Total operating expenses	(15,137,604)	(7,058,041)	(5,788,048)

Other income (expenses):
Interest expenses	(3,710,945)	(5,295,616)	(4,000,626)
Interest income	336,623	5,433,346	1,948,743
Change in fair value of convertible bonds	-	-	(156,199)
Change in fair value of warrants	6,856,682	(7,906,529)	-
Gain on disposal of a subsidiary	435,488	1,178,093	-
Other gains (loss) – net	(1,043,130)	(531,941)	7,929
Total other income (expenses)	2,874,718	(7,122,647)	(2,200,153)

Income before income taxes	(7,558,230)	5,135,757	9,434,787

Income taxes	802,627	(3,729,238)	(2,606,479)

Net (loss) income	$(6,755,603)	$1,406,519	$6,828,308

Other comprehensive (loss) income
Foreign currency translation adjustments	(12,263,307)	3,966,141	316,439
Total other comprehensive income	(12,263,307)	3,966,141	316,439

Comprehensive (loss) income	$(19,018,910)	$5,372,660	$7,144,747

(Loss) / Earnings per share attributable to
Equity holders of the Company
- Basic	$(1.46)	$1.44	$1.53
- Diluted	$(1.46)	$1.44	$1.53

Weighted average shares used in calculating
Earnings per ordinary share
- Basic	9,323,108	6,462,577	4,560,000
- Diluted	9,323,108	6,462,577	4,560,000

See notes to consolidated financial statements.

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Statements of Shareholders’ Equity

FOR THE YEARS ENDED as at June 30, 2016, 2015 and 2014

					Retained	Accumulated
			Additional		earnings	other
	Share capital		paid-in	Statutory	/(accumulated	comprehensive
	Ordinary share	Amount	capital	reserves	losses)	income	Total
Balance as of July 1, 2013	4,560,000	456	8,852,257	3,219,995	30,518,696	5,723,223	48,314,627
Net income for the year	-	-	-	-	6,828,308	-	6,828,308
Foreign currency translation adjustment	-	-	-	-	-	316,439	316,439
Appropriation to statutory reserves	-	-	-	2,976,954	(2,976,954)	-	-
Balance as of June 30, 2014	4,560,000	456	8,852,257	6,196,949	34,370,050	6,039,662	55,459,374
Balance as of July 1, 2014	4,560,000	456	8,852,257	6,196,949	34,370,050	6,039,662	55,459,374
Dividends distribution	-	-	-	-	(35,000,000)	-	(35,000,000)
Reverse acquisition	2,337,059	234	32,575,516	-	-	-	32,575,750
Exercise of warrants	1,823,935	182	-	-	-	-	182
Net income for the year	-	-	-	-	1,406,519	-	1,406,519
Foreign currency translation adjustment	-	-	-	-	-	3,966,141	3,966,141
Appropriation to statutory reserves	-	-	-	983,551	(983,551)	-	-
Balance as of June 30, 2015	8,720,994	872	41,427,773	7,180,500	(206,982)	10,005,803	58,407,966

Balance as of July 1, 2015	8,720,994	872	41,427,773	7,180,500	(206,982)	10,005,803	58,407,966
Exercise of warrants	897,858	90	4,112,946	-	-	-	4,113,036
Net loss for the year	-	-	-	-	(6,755,603)	-	(6,755,603)
Foreign currency translation adjustment	-	-	-	-	-	(12,263,307)	(12,263,307)
Balance as of June 30, 2016	9,618,852	962	45,540,719	7,180,500	(6,962,585)	(2,257,504)	43,502,092

See notes to consolidated financial statements.

DELTA TECHNOLOGY HOLDINGS LIMITED

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

	2016	2015	2014

Cash flows from operating activities:
Net (loss) income	(6,755,603)	1,406,519	6,828,308
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Change in fair value of warrants	(6,856,682)	7,906,529	-
Change in fair value of convertible bonds	-	-	156,199
Depreciation of property and Equipment	5,883,313	6,452,324	4,816,403
Amortization of land use rights	67,131	79,353	41,600
Gain on disposals of property, plant and equipment	(90,700)	(14,002)	(113,953)
Gain on disposals of a subsidiary	(435,488)	(1,178,093)	-
Deferred income taxes	(23,939)	848,541	822,200
Allowance for doubtful accounts	7,509,470	1,199,110	177,179
Allowance for Obsolete Stock	423,588	-	-
Impairment losses recognized on plant & equipment	2,599,980	-	-

Changes in assets and liabilities, net of effects of acquisitions and disposals:
Trade and other receivables	(7,101,570)	(46,117,191)	(16,343,386)
Inventories	2,671,325	4,290,812	(191,049)
Trade and other payables	(20,539,601)	9,384,469	8,428,337
Advances from customers	4,169,072	454,930	(665,038)
Income tax payables	(675,952)	147,329	(91,200)
Net cash provided by (used in) operating activities	(19,195,656)	(15,139,370)	3,865,600

Cash flows from investing activities:
Acquisitions of
- Land use rights	-	(5,695)	(478,184)
- Property, plant and equipment and construction in progress	(929,108)	(4,154,726)	(23,957,404)
Disposals of property and equipment	(1,516,850)	8,829,460	359,012
Proceeds from disposal of a subsidiary	1,535,243	10,518,189	-
Net cash provided by (used in) investing activities	(910,715)	15,187,228	(24,076,576)

Cash flows from financing activities:
Cash received from capital contribution	-	5,210,000	-
Proceeds from bank borrowings	115,610,739	52,751,379	129,232,006
Repayment of bank borrowings	(121,283,331)	(60,142,218)	(108,797,261)
Due to a shareholder	-	(2,844,070)	2,857,432
Change in restricted cash	24,351,052	(3,680,317)	2,011,673
Net cash provided by (used in) financing activities	18,678,460	(8,705,226)	25,303,850

Effect of exchange rate changes on cash	1,273,448	(170,970)	6,941

(Decrease) increase in cash and cash equivalents	(154,463)	(8,828,338)	5,099,815

Cash and cash equivalents at beginning of year	217,612	9,045,950	3,946,135
Cash and cash equivalents at end of year	$63,149	$217,612	$9,045,950

Supplemental disclosures of cash flow information

Interest paid	$3,710,945	$5,433,346	$2,240,872
Tax paid	$1,207,434	$2,693,055	$5,109,044

Major non cash transactions:
Warrant exercise	$90	$182	$-

See notes to consolidated financial statements.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 1 - Organization and Business Operations (Continued)

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

Delta (formerly known as China Deltachem Holdings Limited) was incorporated in Hong Kong on June 17, 2010. The address of its registered office is Suite D, 19th Floor, Ritz Plaza, 122 Austin Road, Hong Kong. The reporting currency of Delta is the United States Dollar (“$”).The principal activity of Delta is investment holding and currently operates two wholly-owned subsidiaries in the People’s Republic of China (“PRC”): Jiangsu Delta and Binhai Deda. Jiangsu Delta is the principal operating subsidiary of the Company and is engaged in the production of fine specialty chemicals.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 1 - Organization and Business Operations (Continued)

On June 15, 2007, Jiangsu Delta was established by S&S International Investment Holding (HK) Limited (“S&S International”), a Hong Kong based investment holding company, as a wholly foreign-owned enterprise (with an initial registered capital of $42 million, which was later reduced to $ 28.8 million) located in Zhenjiang City, Jiangsu Province, the PRC.

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

As part of corporate restructuring, Delta acquired Jiangsu Delta for a consideration of $28.8 million pursuant to a sale and purchase agreement dated May 20, 2010. Delta, formerly known as China Deltachem Holdings Limited, as a pure investment holding vehicle controlled by Mr. Chao had an initial issued and paid-up share capital of HK$10,000 comprising 10,000 shares of HK$1.00 each. The said shares were issued at a total subscription price of HK$68,640,000 (equivalent to $8,800,000) with a premium of HK$6,863 per share.

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 1 - Organization and Business Operations (Continued)

Delta entered into a series of Securities Purchase Agreements dated January 31, 2011, May 16, 2011 and June 30, 2011, respectively, with the funds managed by Korea Investment Partners Co. Ltd. And Kleiner, Perkins, Caufield & Byers (the “Bondholders”), pursuant to which it issued convertible bonds (“Convertible Bonds”) for an aggregate principal amount of US$18 million. The Convertible Bonds have an interest rate of 6.00% per annum and a guaranteed interest rate at maturity of 15.00%. The principal and interests accrued on such Convertible Notes are convertible in whole or in part into the ordinary shares in Delta, on such terms and subject to the conditions of the Securities Purchase Agreements.

On March 28, 2015, Zhenjiang Xinshun Chemical Trading Company Ltd and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin R&D was sold to Zhenjiang Xinshun at a consideration of $10,518,189 (RMB64.555 million). Delta had recorded a gain on disposal of $1,178,093 for the year ended June 30, 2015.

On January 8 , 2016, Mr. Yang Yi and Jiangsu Logistics entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Logistics was sold to Mr. Yang Yi at a consideration of approximately $1,505,140 (RMB10 million). Delta had recorded a gain on disposal of $435,488 for the year ended June 30, 2016.

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

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

In accordance with ASC 830, Foreign Currency Matters, the Company translated the assets and liabilities into US$ using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period.  Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

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

Revenue from the sale of goods is recognized upon delivery when the significant risks and rewards of ownership of goods have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased and the coasts incurred or to be incurred in respect of the transaction can be measured reliably.

Interest income is recognized on a time-proportion basis using the effective interest method.

Borrowing Costs

Borrowing costs are recognised in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalised by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2016, 2015 and 2014 were capitalized at a rate of 5.2%, 7.11% and 7.11% respectively.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating the manner intended by management. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

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

The Company’s evaluation resulted in no long-lived asset impairment charges during the years ended June 30, 2016, 2015 and 2014.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The Company first assesses qualitative factors to determine whether it is more likely than not that goodwill is impaired. If the more likely than not threshold is met, we perform a quantitative impairment test. The Company’s evaluation resulted in goodwill impairment charges of nil, nil and nil respectively during the years ended June 30, 2016, 2015 and 2014.

.

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Convertible bonds

Convertible bonds are presented as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities. On issuance of convertible foreign currency bonds, the proceeds from convertible bonds issued are allocated to the liability component presented on the balance sheet. The liability component including the conversion option is recognised initially at its fair value, determined using the Binomial Valuation Model. It is subsequently carried at its fair value with fair value changes recognised in profit or loss. When the conversion option is exercised, the carrying amount of the liability component is derecognised with a corresponding recognition of share capital.

Retirement Benefit Plans

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company accounts the mandated defined contribution plan under the vested benefit obligations approach based on the guidance of ASC 715, Compensation-Retirement Benefits.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

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

Research and Development Costs

Research and development costs are expensed as incurred. The research and development costs were not material for the years ended June 30, 2016, 2015 and 2014.

Advertising Expenses

Advertising expenses are expensed as incurred. The advertising expenses were not material for the years ended June 30, 2016, 2015 and 2014.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

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

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use the Company maintained accounts at banks. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the U.S. Federal depository insurance coverage of $250,000, or other limits of protection if held in financial institutions outside of the U.S., such as Government securities coverage of HK$500,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Share Based Payment

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (continued)

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

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short term maturities of these instruments. See footnote 17 regarding the fair value of the Company’s warrants, which are classified as Level 3 liabilities in the fair value hierarchy.

The fair values of the convertible bonds are determined using Binomial Valuation Model.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450 Subtopic 20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Recently Issued Accounting Guidance

In January 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For private companies, not-for-profit organizations, and employee benefit plans, the new guidance becomes effective for fiscal years beginning after December 15, 2018, and for interim periods within fiscal years beginning after December 15, 2019. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Guidance (continued)

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which supersedes the existing guidance for lease accounting, “Leases (Topic 840).” ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In March 2016, the FASB issued Accounting Standards Update No. 2016-06, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments.” The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The amendments clarify what steps are required when assessing whether the economic characteristics and risks of call (put) options are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. Public business entities must apply the new requirements for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. All other entities must apply the new requirements for fiscal years beginning after December 15, 2017 and interim periods within fiscal years beginning after December 15, 2018. All entities have the option of adopting the new requirements early, including adoption in an interim period. If an entity early adopts the new requirements in an interim period, it must reflect any adjustments as of the beginning of the fiscal year that includes that interim period. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Guidance (continued)

In March 2016, the FASB issued Accounting Standards Update No. 2016-07, “Investments - Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting.” The amendments affect all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. The amendments eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In April 2016, the FASB released ASU 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, EPS, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. The ASU is effective for public companies in annual periods beginning after December 15, 2016, and interim periods within those years. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Guidance (continued)

In April 2016, FASB issued Accounting Standards Update No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing.” The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In August 2016, the FASB has issued Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact of this new standard on its unaudited condensed consolidated financial statements and related disclosures.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 3: Going concern

As shown in the accompanying consolidated financial statements, the Company has generated a net loss of $6,755,603 and an accumulated deficit of $2,257,504 as of June 30, 2016. The Company also experienced insufficient cash flows from operations and will be required continuous financial support from the shareholders. The Company will need to raise capital to fund its operations until it is able to generate sufficient revenue to support the future development. Moreover, the Company may be continuously raising capital through the sale of debt and equity securities.

The Company’s ability to achieve these objectives cannot be determined at this stage. If the Company is unsuccessful in its endeavors, it may be forced to cease operations. These consolidated financial statements do not include any adjustments that might result from this uncertainty which may include adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

These factors have raised substantial doubt about the Company’s ability to continue as a going concern. There can be no assurances that the Company will be able to obtain adequate financing or achieve profitability. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 - Concentration of Credit Risk

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

Details of major customers accounting for 10% or more of the Company’s sales or trade receivables are as follows:

	Sales		Trade receivables
	2016	2015	2016	2015
Customer A	6.46%	15.7%	21.83%	2.87%
Customer B	11.61%	7.7%	0.00%	0.00%
Customer C	20.81%	6.2%	16.89%	9.61%
Customer D	29.52%	3.56%	12.31%	0.00%

Details of suppliers accounting for 10% or more of the Company’s purchases or trade payables are as follows:

	Purchases		Trade payables
	2016	2015	2016	2015
Supplier A	16.3%	20.4%	0.00%	0.29%
Supplier B	46%	20.0%	38.7%	0.00%
Supplier C	0.00%	11.2%	27.76%	11.66%

Note 5 - Trade and Other Receivables

	2016	2015

Notes receivable	438,314	2,553,350
Trade receivables	57,978,341	56,339,927
Less: Allowance for doubtful accounts	(7,852,062)	(2,521,648)
Trade receivables – net	50,126,279	53,818,279
Other receivables	53,799,508	41,376,604
Prepayments and deposits	11,864,800	22,626,755

	$116,228,901	$120,374,988

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 5 - Trade and Other Receivables (Continued)

Bank borrowings are secured on trade receivables of the Company with carrying amounts of nil, nil and $6,983,127 as at June 30, 2016, 2015 and 2014 respectively.

Age analysis of trade and other receivables:

	2016	2015

Within 3 months	$11,693,858	$54,555,488
From 3 to 6 months	13,267,620	52,203,130
Past due over 6 months	91,267,423	13,616,370

	$116,228,901	$120,374,988

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 6 - Inventories

	2016	2015

Finished goods	$1,960,063	$6,213,300
Raw materials	3,920,818	3,538,296

	$5,880,881	$9,751,596

The cost of inventories recognized as an expense and included in cost of sales amounts to $44,722,232, $151,232,213 and $116,976,856 for the year ended June 30, 2016, 2015 and 2014, respectively.

Note 7 - Property, Plant and Equipment

	2016	2015

Buildings	$13,108,283	$13,480,382
Machinery	57,207,298	53,540,780
Vehicles	329,540	1,911,054
Plant and equipment	4,454,496	13,409,412
Software	83,221	97,151
Construction in progress	484,552	4,000,155
	75,667,390	86,438,934
Less: Accumulated depreciation	(24,602,825)	(21,178,480)

Property, plant and equipment, net	$51,064,565	$65,260,454

Borrowing costs capitalized during the years ended June 30, 2016, 2015 and 2014 were nil, nil and $824,669 respectively.

Buildings with net book value of approximately $258,922, $379,902 and $313,286 were used as collateral of short term bank borrowings for the years ended June 30, 2016, 2015 and 2014, respectively.

The depreciation expenses for the years ended June 30, 2016, 2015 and 2014 were $5,883,313, $6,452,324 and $4,816,403, respectively.

The impairment losses recognized on plant and equipment which were no more use for future production for the years ended June 30, 2016, 2015 and 2014 were $2,599,980, $nil and $nil, respectively.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 8 - Land Use Rights

	2016	2015

Land use rights	$2,551,395	$3,222,872
Less: Accumulated amortization	(425,730)	(389,039)

Land use rights - net	$2,125,665	$2,833,833

Land use rights with net book value of approximately $1,667,055, $1,898,402 and $2,394,716 were used as collateral of short term bank borrowings for the years ended June 30, 2016, 2015 and 2014, respectively.

The Company has disposed Land use rights during the period, the consideration received was $452,955 and the net land use rights disposal was $447,366. The Company has recorded a gain on disposal of $5,589 for the year ended June 30, 2016.

The amortization expenses for the years ended June 30, 2016, 2015 and 2014 were $67,131, $79,353 and $41,600, respectively.

Twelve months ending June 30,
2017	$49,333
2018	49,333
2019	49,333
2020	49,333
2021	49,333
Thereafter	1,879,000

Total	$2,125,665

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 9 - Trade and Other Payables

	2016	2015

Notes payable	$30,135	$24,626,954
Trade payables	17,869,460	6,658,065
Accruals	432,030	358,747
Other taxes payable	1,367,037	2,364,945
Other payables	1,495,737	11,270,658
	$21,194,399	$45,279,369

Note 10 - Bank Borrowings

Borrowings primarily consist of loans denominated in Renminbi, and U.S. dollars. Bank borrowings are secured over certain bank deposits, certain trade receivables, certain plant and machinery, and certain land use rights. The bank borrowings are guaranteed by a number of unrelated parties, and Mr. Chao Xin, our Chief Executive Officer, Chairman and a shareholder of the Company.

The Bank borrowing as of years ended June 30, 2016 and 2015 were $68,313,619 and $73,986,211 respectively.

Note 11 - Dividends Payable

On September 13, 2014, the directors of Delta approved a resolution for a cash dividends distribution of $35,000,000. According to the resolution, the dividends are to be distributed to the Shareholders, Mr. Yan Hong, Mr. Shen Lei and Mr. Chao Xin in accordance with their respective percentage shareholdings in Delta, as to $392,000 to Mr. Yan Hong; as to $392,000 to Mr. Shen Lei; and as to $34,216,000 to Mr. Chao Xin. As at June 30, 2016, the dividends were not paid. The directors of Delta are reviewing the cash position of the Company periodically to decide when to pay for the dividend.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 12 - Income Taxes

The income tax provision consisted of the following:

	2016	2015	2014

Current income tax expense	$(776,109)	$2,876,710	$1,784,278
Deferred taxation	(26,518)	852,528	822,200

	$(802,627)	$3,729,238	$2,606,478

The difference between the income tax expenses and the expected income tax computed at statutory Enterprise Income Tax rate (“EIT”) of the PRC was as follows:

	2016	2015	2014
Income (loss) before income taxes	$(7,558,230)	$5,135,757	$9,434,787
Income tax computed at statutory EIT rate (25%)	-	1,283,939	2,358,696
Effect of different tax rates available to different jurisdictions	-	123,830	23,964
Non-deductible expenses	6,755,603	1,976,633	25,773
Change in valuation allowance and others	-	344,836	198,046

Income tax expenses	$(802,627)	$3,729,238	$2,606,479

Deferred income taxes are recognised for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carryforwards. Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the following approximate deferred tax assets and liabilities as of June 30, 2016 and 2015 are presented below:

	2016	2015
Deferred tax assets (liabilities)
Current portion:
Operating loss carryforward	$207,868	$207,868
Accrued receivable	3,861,729	525,720
Corporation Income Tax in accordance with the PRC State Administration of Taxation	(4,045,684)	1,948,948

Net deferred tax (liabilities) assets	$23,913	$(1,215,360)

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

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

	2016	2015	2014
Numerator:
Net (loss)/ income attributable to ordinary shareholders for computing net income per ordinary share – basic	$(6,755,603)	$1,406,519	$6,828,308
Gain on valuation of convertible bonds	-	-	156,199
(Gain)/ loss on valuation of warrants	(6,856,682)	7,906,529	-

Net (loss)/ income attributable to ordinary shareholders for computing net income per ordinary share – diluted	$(13,612,285)	$9,313,048	$6,984,507

Denominator:
Weighted average number of shares used in calculating net income per ordinary share – basic	9,323,108	6,462,577	4,560,000
Weighted average number of shares used in calculating net income per ordinary share – diluted	9,323,108	6,462,577	4,560,000

The 6,175,710 warrants were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive since the average share price for the year ended June 30, 2016 was lower than the warrants exercise price.

Net/(loss) income per ordinary share - basic	$(1.46)	$1.44	$1.53

Net/(loss) income per ordinary share - diluted	$(1.46)	$1.44	$1.53

Note 14 – Operating Lease

The Company did not have any operating lease as of June 30, 2016, 2015 and 2014.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 15 –Related Party Transactions

In addition to the information disclosed elsewhere in the financial statements, the following transaction took place between the Company and related parties at terms agreed between the parties:

Guarantees in favour of the Company’s bank borrowings were received from Mr. Chao Xin, our Chief Executive Officer, Chairman and a shareholder for year ended June 30, 2016.

Note 16 – Disposal of wholly owned subsidiary

On January 6, 2016, Mr. Yang Yi and Jiangsu Logistics entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Logistics was sold to Mr. Yang Yi at a consideration of approximately $1,505,140 (RMB10 million). Delta had recorded a gain on disposal of $435,488 for the year ended June 30, 2016.

The disposal was completed on 29 February 2016.

Assets and liabilities at the date of disposal:
Cash and cash equivalents	$779
Trade and other receivables	1,019,345
Property, plant and equipment	156,722
Trade and other payable	(88,917)
Tax payables	(18,277)
Net Assets	$(1,069,652)

Consideration received	$1,505,140

Gain on disposal	$435,488

On March 28, 2015, Zhenjiang Xinshun Chemical Trading Company Ltd and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin R&D was sold to Zhenjiang Xinshun at a consideration of $10,518,189 (RMB64.555 million).

Assets and liabilities at the date of disposal:
Cash and cash equivalents	$4,154
Trade and other receivables	1,012,013
Property, plant and equipment	9,297,970
Land use right	2,850,240
Trade and other payables	(13,879,652)
Net Liabilities	$(715,275)

Consideration received	$10,518,189
Less: Amount required repaying to Danyang Beijiate	(10,055,371)

Gain on disposal	$1,178,093

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

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

As of June 30, 2016, there were 6,175,570 Public warrants outstanding. The Company has referring to the market price of Public warrants to valuation for all the outstanding warrants as at June 30, 2016. The fair value of the Public warrants is $679,312.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2016, 2015 and 2014

Note 18 - Commitments

	2016	2015

Capital expenditures contracted for are analyzed as follows:
Contracted but not provided for:
Property, plant and equipment	$2,644,636	$3,337,864

Note 19 – Legal Proceeding

There had been no legal proceedings in which the Company is a party as at June 30, 2016.

Note 20 - Subsequent Event

On September 27, 2016, the board of directors of the Company adopted the 2016 Equity Incentive Plan (“2016 Incentive Plan”), covering 1,442,827 ordinary shares, which represents approximately 15% of the total number of the Company’s current issued and outstanding ordinary shares. The shareholders approved the 2016 Incentive Plan at the special meeting held on October 31, 2016.

