Form 20-F/A
period 2016-06-30
Delta Technology Holdings Ltd
filed 2017-04-11
CIK 1543268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐          No ☒

EXPLANATORY NOTE

Delta Technology Holdings Limited (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to amend its annual report on Form 20-F for the fiscal year ended June 30, 2016 (the “2016 Form 20-F”) as originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2016 in response to the SEC’s letter to the Company of March 14, 2017 instructing the Company to provide all the information required by Item 16F of Form 20-F. Accordingly, Item 16F of the 2016 Form 20-F is deleted in its entirety and replaced with the following new Item 16F. In addition, the Company is filing as an exhibit a letter from its former auditor as required to Item 16F(a)(3) of the Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the 2016 Form 20-F or reflect any events that have occurred after the filing of the 2016 Form 20-F.

Item 16F.      Change in Registrant's Certifying Accountant.

(a)        Former Independent Registered Public Accounting Firm

On April 30, 2016, our former independent registered public accounting firm, Dominic K.F. Chan & Co. changed its name to DCAW (CPA) Limited (“DCAW”). On November 14, 2016, DCAW merged with Centurion ZD CPA Limited (“Centurion”). Consequently, on November 14, 2016, DCAW resigned as our independent registered public accounting firm and on the same day, our board of directors approved the resignation of DCAW and Centurion assuming the role of the Company’s independent public accounting firm, effective immediately.

The reports of DCAW on our financial statements for the fiscal years ended June 30, 2014 and 2015 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended June 30, 2014 and 2015, and in the subsequent interim periods through November 14, 2016, there were no disagreements with DCAW on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of DCAW, would have caused DCAW to make reference to the matter in its report.

During the fiscal years ended June 30, 2014 and 2015, and in the subsequent interim periods through November 14, 2016, there were no disagreements with DCAW on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of DCAW, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

We provided DCAW with a copy of the foregoing disclosures and requested DCAW to furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above disclosures. A copy of the letter furnished pursuant to that request is filed as Exhibit 16.1 to this Amendment No. 1 to the Annual Report on Form 20-F.

(b)        New Independent Registered Public Accounting Firm

On November 14, 2016, we appointed Centurion ZD CPA Limited (“Centurion”) as our new independent registered public accounting firm, effective immediately. During the fiscal years ended June 30, 2014 and 2015, and during all subsequent interim periods through November 14, 2016, we did not consult Centurion regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that Centurion concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to this Item) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F.

Item 19.	Exhibits.

Exhibit No. Description

12.1	302 Certification
12.2	302 Certification
13.1	906 Certification
16.1	Letter from DCAW (CPA) Limited to the Securities and Exchange Commission regarding a change in certifying accountant.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 11, 2017	DELTA TECHNOLOGY HOLDINGS LIMITED

/s/ Xin Chao
Xin Chao
Chief Executive Officer and Chairman