Form 20-F
period 2017-06-30
Delta Technology Holdings Ltd
filed 2017-11-15
CIK 1543268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . .. . . . . . . . . . . .

For the transition period from ___________________________ to ___________________________

Commission File Number: 001-35755

Delta Technology Holdings Limited

(Exact name of Registrant as specified in its charter)

_________________________________

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

(Address of principal executive offices)

Xin Chao

Chief Executives Officer

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

Email: chaoxin77@sina.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	NASDAQ Capital Market
Redeemable Ordinary Share Purchase Warrants	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of June 30, 2017, the issuer had 11,061,679 ordinary shares issued and outstanding (including 1,000,000 ordinary shares subject to certain net income performance targets).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒Yes    ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes      ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17           ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐  Yes    ☐  No

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.6439 to US$1.00, the average exchange rate for the fiscal year ended June 30, 2017 as set forth at www.usforex.com. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

A.            Selected Financial Data

The selected consolidated financial data present the results for the five fiscal years ended and as of June 30, 2017, 2016, 2015, 2014, and 2013. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	For the Years Ended June 30
	2017	2016	2015	2014	2013
Statement of Income Data
Revenue	$56,292,093	$53,418,112	$202,009,160	$175,327,717	$124,218,213
Cost of Sales	$(52,367,418)	$(48,713,456)	$(182,692,715)	$(157,904,729)	$(99,733,216)
Gross Profit	$3,924,675	$4,704,656	$19,316,445	$17,422,988	$24,484,997
Net(Loss)/Income	$(27,949,507)	$(10,432,948)	$12,258,404	$11,634,940	$17,842,614
(Loss)/Income from operations	$(28,427,244)	$(7,558,230)	$5,135,757	$6,828,308	$11,705,736
Comprehensive (Loss)/income	$(30,309,130)	$(19,018,910)	$5,372,660	$7,144,747	$13,315,616
(Loss)/Earnings per share – basic	$(2.87)	$(1.46)	$1.44	$1.53	$0.29
(Loss)/Earnings per share – diluted	$(2.92)	$(1.46)	$1.44	$1.53	$0.29
Weighted average shares - basic	$9,914,313	$9,323,108	$6,462,577	$4,560,000	$40,000,000
Weighted average shares - diluted	$9,914,313	$9,323,108	$6,462,577	$4,560,000	$58,191,973

Balance Sheet Data
Working Capital (deficiency)	$(33,639,559)	$(10,379,902)	$(10,419,909)	$(27,362,427)	$16,818,269
Total assets	$135,919,497	$176,144,150	$225,724,786	$206,531,300	$143,644,914
Total liabilities	$120,307,846	$132,642,058	$167,316,820	$151,071,926	$108,645,903
Total equity	$15,611,650	$43,502,092	$58,407,966	$55,459,374	$34,999,011

Exchange Rate Information

We conduct our business in China and substantially all of our revenues are denominated in Renminbi. However, periodic reports will be expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. On November 10, 2017, the daily exchange rate reported at www.ofx.com was RMB6.6415 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period- End
Year ended June 30, 2017	6.8124	6.9610	6.6199	6.7774
Year ended June 30, 2016	6.4399	6.6516	6.2010	6.6368
Year ended June 30, 2015	6.1375	6.2080	6.0933	6.1088
Year ended June 30, 2014	6.1467	6.1922	6.0901	6.1577
Year ended June 30, 2013	6.2814	6.3872	6.1583	6.1882
Year ended June 30, 2012	6.3630	6.4773	6.2936	6.3197
May 2017	6.8826	6.9057	6.8206	6.8206
June 2017	6.8092	6.8533	6.7790	6.7794
July 2017	6.7714	6.8060	6.7192	6.7192
August 2017	6.6597	6.7702	6.5211	6.5971
September 2017	6.5681	6.6715	6.4642	6.6536
October 2017	6.6276	6.6564	6.5790	6.6324

Source: https://www.ofx.com/en-us/forex-news/historical-exchange-rates/

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

B.            Capitalization and indebtedness.

Not applicable.

C.            Reasons for the offer and use of proceeds.

Not applicable.

D.        Risk factors.

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

Our key management team also includes Xin Chao, Changguang Wu, Jianmin Xia, Ming Chao and Hongming Dong. The continued success of our business is therefore dependent, to a large extent, on our ability to retain the services of our directors and executive officers. Each of Chao Xin, Changguang Wu and Ming Chao has more than 15 years of experience in the fine chemical and/or related industries. The loss of the services of our key personnel without a suitable and timely replacement, or the inability to attract and retain other qualified personnel, could adversely affect our operations and hence, our financial results.

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

Our business and financial results are dependent on the credit worthiness of our customers and this risk increases with, inter alia, the customer’s proportion of purchases from us. We usually offer our customers credit terms of up to 120 days. There were certain collection problems for trade receivables during fiscal year 2017 and the Company has already made sufficient doubtful debts provision during the year. There is no assurance that we will not encounter more bad debt problems in the future. Should we experience any unexpected delay or difficulty in collections from our customers, our cash flow and financial results may be adversely affected.

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

Our business and the nature of the industry in which we operate will require us to make substantial capital expenditures in terms of both plants, equipment and operations and for research and development capabilities. In particular, we may expand our production capacity in certain of our production facilities to cater to the expected increase in demand. These capital expenditures will be spent in advance of any additional sales to be generated by new or upgraded production facilities as a result of these expenditures. There is a risk that we may, in the future, incur operating losses if our net operating revenue does not adequately recover our capital expenditures.

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

We are dependent on our “DELTA” brand.

We rely on our “DELTA” brand in the marketing and distribution of our products. We believe that we have built significant goodwill in our brand in terms of the quality of products and services and it is widely recognized by the fine chemical industry in the PRC. We consider our “DELTA” brand to be vital in promoting product recognition and customer loyalty. Hence, if there are any major defects in our products or adverse publicity on our brand, the goodwill in our brand will be adversely affected and our customers may lose confidence in our products. This will adversely affect our sales of products, hence affect our business and financial performance.

In order to protect our trademark, we registered our “DELTA” label as a trademark in the PRC on September 14, 2014. We rely on PRC trademark laws but there is no assurance that this means of protecting our trademark will be effective or that our competitors will not adopt product names or trademarks that are similar to ours. We are also vulnerable to attempts by third parties to pass off their products as ours by using our trademark. Adequate protection of our intellectual property is important to our business. Although we may take legal action against those who infringe our intellectual property rights, it may need to incur substantial time and resources and there is no assurance that we will be able to stop or prevent such infringement completely. Unauthorized use of our trademarks could adversely affect our performance and business reputation. Should such counterfeit products be of inferior quality, the goodwill in our brand may be eroded. Hence, our business and financial performance will be adversely affected if we are unable to protect our intellectual property rights effectively.

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

Our top customer accounts for approximately 15% of our total orders and the loss of our top customer would negatively affect our business.

Our top customer accounts for approximately 15% of our overall business. If we lose our top customer without finding a new customer or customers, this could result in a significant loss of revenue to our business.

Our top supplier accounts for approximately 38% of our total goods required for the products we develop and the loss of this supplier could cause significant disruption in our supply chain and the development of our products.

Our largest supplier accounts for approximately 38% of the total raw materials we require to produce our products. In the event we lose this supplier for any reason, there can be no assurance that there will not be a significant disruption in the supply of raw materials to our business or that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. Any delays, interruption or increased costs in the supply of materials could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long-term.

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

We are a holding company and all of our operations and assets are held in overseas subsidiaries. Our PRC subsidiaries, Jiangsu Delta and Binhai Deda were established in the PRC, and their main operations and assets are located in the PRC. Our PRC subsidiaries, main operations and assets are therefore subject to the relevant laws and regulations of the PRC. In addition, a majority of our officers and directors are non-residents of the United States and substantially all their assets are located outside the United States. As a result, it could be more difficult for investors to effect service of process in the United States, or to enforce a judgment obtained in the United States against any of our PRC subsidiaries or any of these persons.

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

We have requested our current PRC resident shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the scope of the Circular 75 and urged PRC residents to register with the local SAFE branch as required under the Circular 75. Our affiliates subject to the SAFE registration requirements, including Mr. Xin Chao and Mr. Lei Shen, have informed us that they have made their initial registrations with SAFE dated June 5, 2013. The failure of our PRC resident shareholders and/or beneficial owners to timely amend their SAFE registrations pursuant to the Circular 75 or the failure of our future shareholders and/or beneficial owners who are PRC residents to comply with the registration requirement set forth in the Circular 75 may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions. Any such failure may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise adversely affect our business.

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

The Enterprise Income Tax Law (“EIT Law”) imposes a 10% withholding income tax on dividends generated on or after January 1, 2008 and distributed by a resident enterprise to its foreign investors, if such foreign investors are considered as non-resident enterprises without any establishment or place of business within China or if the received dividends have no connection with such foreign investors’ establishment or place of business within China, unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where we are incorporated, does not have such tax treaty with China. According to the Arrangement between Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income in August 2006, dividends paid by a foreign invested enterprise, or FIE, to its foreign investors in Hong Kong will be subject to withholding tax at a preferential rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation further promulgated a circular, or Circular 601, on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Our subsidiaries in China are directly invested in and held by a Hong Kong registered entity. If we are regarded as a non-resident enterprise and our Hong Kong entity regarded as resident enterprise, then our Hong Kong entity may be required to pay a 10% withholding tax on any dividends payable to it. If our Hong Kong entity is regarded as non-resident enterprises, then our subsidiaries in China will be required to pay a 5% withholding tax for any dividends payable to our Hong Kong entities provided that specific conditions are met. However, it is still unclear at this stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to our Hong Kong subsidiary and if our Hong Kong subsidiary were not considered as “beneficial owner” of any dividends from our PRC subsidiaries, the dividends payable to our Hong Kong subsidiary would be subject to withholding tax at a rate of 10%. In either case, the amount of funds available to us, including the payment of dividends to our shareholders, could be materially reduced. In addition, because there remains uncertainty regarding the concept of “the place of de facto management body,” if we are regarded as a resident enterprise, under the EIT Law, any dividends to be distributed by us to our non-PRC shareholders will be subject to PRC withholding tax. We also cannot guarantee that any gains realized by such non-PRC shareholders from the transfer of our shares will not be subject to PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC shareholders or any gains realized by our non-PRC shareholders from transfer of our shares, their investment in our shares may be materially and adversely affected.

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

The income statements of our China operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for our non-U.S. operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of RMB denominated transactions results in increased revenues, operating expenses and net income for our non-U.S. operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our non-U.S. subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the non-U.S. subsidiaries’ financial statements will similarly be affected.

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

The Security Review Rules were formulated to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which was promulgated in 2011. Under these rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the Ministry of Commerce will look into the substance and actual impact of the transaction. The Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

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

The market price of our ordinary shares and warrants is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
•	changes in financial estimates by us or by any securities analysts who might cover our stock;
•	speculation about our business in the press or the investment community;
•	significant developments relating to our relationships with our customers or suppliers;
•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the same industry as we are;
•	customer demand for our products;
•	·investor perceptions of the chemical industry in general and our company in particular;
•	the operating and stock performance of comparable companies;
•	general economic conditions and trends;
•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
•	changes in accounting standards, policies, guidance, interpretation or principles;
•	loss of external funding sources;
•	failure to maintain compliance with NASDAQ rules;
•	sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and
•	additions or departures of key personnel.

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

Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended June 30, 2017 and we do not expect to be one for our taxable year ending June 30, 2018 or to become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if you owned our ordinary shares at any time prior to our acquisition of Elite, you may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless you made certain elections to opt out of PFIC treatment, as described in Item 10. E. – “Taxation – U.S. Federal Income Taxation.”

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

As of the date of this report, we have issued and outstanding securities exercisable into 10,061,679 ordinary shares (warrants for the purchase of 6,175,570 shares). The sale or possibility of sale of the shares underlying these securities could have an adverse effect on the market price for its securities or its ability to obtain future financing. If and to the extent these securities are converted or exercised, you may experience dilution to your holdings.

One of our stockholders holds a significant percentage of our outstanding voting securities.

Mr. Xin Chao, who is our Chief Executive Officer and Chairman of the Board, directly or indirectly owns approximately 26.6% of our outstanding voting securities. As a result, he possesses significant influence, giving him the ability, among other things, to elect a majority of its Board of Directors and to authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer, all of which may prevent it from implementing its business strategies.

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

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the company.

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

Acquisition of Elite

On September 19, 2014, upon closing of a stock purchase agreement dated September 16, 2014, by and among the Company, Elite Ride Limited, a British Virgin Islands corporation (“Elite”), Delta Advanced Materials Limited, a Hong Kong corporation (“Delta”) and the shareholders of Elite (the “Elite Shareholders”), we acquired all the outstanding shares of Elite in exchange for the issuance to the Elite Shareholders an aggregate of 6,060,000 ordinary shares, of which 4,560,000 shares were issued at closing and 1,500,000 shares (“Earnout Payment Shares”) are held in escrow and will be released upon meeting of certain performance targets as specified in the stock purchase agreement (the “Acquisition”). Thus far, we have released 500,000 of the Earnout Payment Shares as a result of Delta meeting its performance targets for the fiscal year ending June 30, 2015. Delta did not meet its performane targets for the fiscal years ended June 30, 2016 and June 30, 2017 and accordingly, the remaining 1,000,000 Earnout Payment Shares were retired.

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

Immediately after the closing, our Board of Directors consisted of five directors, composed of four nominees designated by Elite, of which one designees qualified as an independent director under the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of The NASDAQ Stock Market, and one nominee designated by us qualified as an independent director under the Exchange Act and the rules of The NASDAQ Stock Market. The parties to the stock purchase agreement entered into a mutually agreed upon voting agreement relating to nominees to our Board of Directors for a period of thirteen months following the closing.

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

Through Delta, we engaged in the business of producing and distributing organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals. The end application markets of our products include automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives. We currently have approximately 218 employees, 30% of whom are highly-qualified experts and technical personnel. We serve nearly 230 clients in various industries.

Following the Acquisition, we changed our name from “CIS Acquisition Ltd.” to “Delta Technology Holdings Limited” to more accurately reflect our current business and operations.

B.        Business overview.

Headquartered in Zhenjiang city, Jiangsu province, we are a fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, and other by-product chemicals and distributing fine and specialty chemicals to end application markets including automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives.

We collaborate with reputable universities, such as the East China Normal University in order to secure our position as a market leader. We also closely monitor the market for development, trends and technological innovations and solicit customer feedback so as to keep abreast with market demands and industrial development.

As at the date of this report, we have a diversified clientele with more than 230 customers based either in domestic or overseas market. Approximately 90% of our sales are to domestic customers based in Jiangsu province, Anhui province, Zhejiang province, Hubei province, Guangdong province and Chongqing Metropolitan, and the rest of its products are exported via distributors or trading companies to countries outside the PRC which include but not limited to India, Brazil, Japan, European Union member countries and America.

Our revenue for the fiscal years ended June 30, 2015, 2016 and 2017 were approximately $202 million, $53 million and $56 million, respectively, and our profit before tax for the fiscal years ended June 30, 2015, 2016 and 2017 were $5.1 million, loss before tax of $7.6 million and $28.4 million , respectively. The slightly increase in revenue for the year ended June 30, 2017 was a result of increased demand for our products in the PRC.

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

On May 26, 2011, Delta carried out a bonus share issue, whereby an additional 39,990,000 ordinary shares of Delta were allotted and issued as bonus shares at a price of HK$1.00 each to all the then shareholders of Delta at the ratio in proportion to their existing shareholding percentage, and credited as fully paid up on a capitalization of the reserve of HK$39,990,000 from the capital reserve of Delta. Subsequent to the bonus issue, Delta’s total issued and paid-up share capital increased to HK$40 million, comprising 40 million shares of HK$1.00 each. After the bonus share issue, Delta was owned as to 39,104,000 shares by Mr. Yu Lan (97.76%), 448,000 shares by Mr. Shen Lei (1.12%) and 448,000 shares by Mr. Hong Yan (1.12%). On December 12, 2011, Mr. Yu Lan transferred all of his 39,104,000 shares in Delta to Mr. Xin Chao for a total consideration of HK$67,102,464.

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

With a view to expanding its business and catering for the demand of its customers, in 2010, Jiangsu Delta’s principal business scope was expanded to be producing and selling a variety of fine chemicals such as (i) pharmaceutical, pesticide and dye intermediates (mainly including Cis-Anhydride, P-(O) Chlorotoluene, (2, 4 Dichlorotoluene)), (ii) unsaturated polyester resin, (iii) maleic acid and (iv) other by-products chemicals, all of which are mainly used in pharmaceutical and agriculture industries. In addition, during the same period, Jiangsu Delta installed additional production facilities to substantially increase its production capacity from 7,000 tonnes to 25,000 tonnes per annum.

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

Jiangsu Zhengxin R&D

On August 18, 2012, Zhengxin International and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin New Material R&D Co., Limited (“Jiangsu Zhengxin R&D”) was acquired by Jiangsu Delta from Zhengxin International for a consideration of RMB3.3 million. The acquisition of Jiangsu Zhengxin R&D was approved by the Danyang Bureau of Commerce on September 18, 2012 in accordance with “The Approval and Transfer of and the Alteration of Nature of Zhengxin New Material R&D Co., Limited”. On March 12, 2015, we sold Jiangsu Zhengxin R&D to a third party for a total sales price of RMB64,555,386.90 (approximately $10.5 million) as the Company would like to focus on and allocate more resources to the core business.

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

Binhai Deda

On June 8, 2013, Binhai Deda was established by Jiangsu Delta with an initial registered capital of RMB 5 million (approximately $814,664) located in Binhai County, Yangcheng City, Jiangsu Province, PRC.

Products

Our products presently fall within the PCT/OCT series as we have largely terminated production of unsaturated polyester resin (“UPR”) and maleic acid (“MA”) products. PCT/OCT together with its downstream products can be widely used in pharmaceuticals, pesticides, dyes and consumables manufacturing industries. In the fiscal year 2017, we sold approximately 80% of the PCT/OCT we produced and consumed the balance as raw materials for the manufacturing of PCT/OCT downstream products.

We place great emphasis on the research and development of our products to ensure our continued success. As of the date of this report, we have successfully registered nine patents in the PRC in relation to UPR production technologies, and PCT/OCT production technology, and environmental protection equipment technology, and we are also in the process of applying for four more patents in relation to PCT/OCT and MA productions technologies and production of PCT/OCT environmental protection equipment.

We recently supplied an experimental sample of prothioconazole to a large pesticide manufacturer and trader in India. The Company views India as country with significant growth prospects for our products. At present, our experimental equipment can produce 500kg of prothioconazole per month. We plan to further expand the scale of lab production from medium to large-scale production and are working on the design of industrial mass production of prothioconazole which we anticipate starting in the second quarter of 2018. The Company is currently at the first stage of applying for relevant licenses and approvals from the government for such expansion. It has sent an invitation letter to Economic and Information Technology Commission of Zhenjiang City, inviting the examiners to visit the Company’s factory in Zhenjiang and provide necessary initial approvals for the Company’s application.

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

We source our raw materials from a spread of proximate suppliers, and use our own PCT/OCT and MA production as raw materials for PCT/OCT downstream products and UPR products. Most of our suppliers are located within the Yangtze River Delta region, and due to the hazardous nature of the raw materials, we are focused on the need for a short transportation time and safety measures.

PCT/OCT raw materials take about one week for delivery on request, while MA raw materials take about three to five days, and UPR raw materials take about seven to ten days.

Delivery and Storage

About 90% of the raw materials we use are delivered to us by the suppliers, who insure and bear all risks until goods are delivered to our warehouses. The remainder raw materials are picked up by our employees.

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

PCT/ OCT

PCT/OCT forms the basic or intermediate products from which down-stream extended products can be further manufactured. Our annual capacity for PCT/OCT series is at 30,000 tons, and the factory operates at almost its maximum capacity presently. The simplified production process for the PCT/OCT products is as follows:

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

Step 3: Further Processing

The isolated, purified compounds can then undergo further value-added treatment pursuant to customized treatments to manufacture down-stream derivative products. We re-process about 40% of the PCT/OCT products received through the manufacturing process into some 13 different downstream chemical products such as:

(1) 2,4-Dichloro toluene (“2,4DCT”) 2,4

(2) 3,4-Dichloro toluene (“3,4DCT”) 3,4

(3) O-chlorobenzaldehyde

(4) p-chlorobenzaldehyde

(5) 2,4-Dichlorobenzaldehyde 2,4

(6) O-chlorobenzyl chloride

(7) Chlorobenzyl chloride

(8) 2,4-Dichloro-chloride 2,4

(9) O-chlorobenzoic acid

(10) O-Chloro benzonitrile

(11) Chlorobenzonitrile

(12) 2,4-Dichlorobenzonitrile 2,4

(13) 3,4-Dichlorobenzonitrile 3,4

Delivery or Pick-up by the Customers

We deliver around 90% of the products sold to the customer sites while customers pick up about 10% of the finished products directly from our warehouses. We usually use three transportation companies to truck the products to our customer sites. Delivery typically takes up to one week, although actual time will vary depending on the location of our customers.

Production Facilities, Capacity and Utilization

Our production facilities are located in Zhenjiang city, Jiangsu province, the PRC.

We have three main production lines centered on our core products:

(a)            Our PCT/OCT series production facility was designed by Tianjin University and built in 2008. It was first put into use in January 2009 and went through an expansion during 2011.

(b)            Our MA production line was designed by the China Academy of Science and started operations in late 2010. The current capacity of the MA Production line is at 12,500 tonnes per annum.

(c)            Our UPR production line had two phases of development in May and December 2010, respectively and has a capacity of 18,000 tonnes per annum.

We no longer manufacture UPR and MA products. We may from time to time look into further expansion of our existing facilities to improve output capacity.

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

Further, our sales and marketing department cooperates with other departments to put in place an effective and systematic procedure for direct sales, arrange promotional activities and to collate customer data and feedback. We provide our sales and marketing employees with necessary training to familiarize them with the sales and marketing practices in the industry and how to promote awareness for our brand. These employees are also rewarded with incentive remuneration package linked to their sales performance.

Advertisements, Publications and Participation in Industrial Conferences

We have a diversified customer base with more than 230 customers in China and countries such as India, Brazil, Japan, European Union member countries and America. Due to our diversified clientele, our sales and marketing efforts are conducted through a variety of channels, including but not limited to websites, billboards and brochures. We also participated in various regional and international seminars and exhibitions to showcase and promote our products, create and enhance market awareness of our brand and products, gain market updates and industry knowledge, establish networks with customers and suppliers, keep abreast of the latest technology and identify latest trends. We have annually, since our establishment, participated in related industrial conferences held in the PRC, such as China International Pharmaceuticals Exhibition, China International Fine Chemicals Exhibition and China Import and Export Fair.

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

Intellectual Property

Patents

As of the date of this report, the status of our patents and the patent applications in the PRC is as follows:

Patents Granted

Date of
Patent Number	Description	Patentee	Application	Date of Grant	Expiry Date
ZL201120123193.1	Efficient resin heater for the purposes of improving UPR production process	Jiangsu Delta	April 18, 2011	November 16, 2011	April 18, 2021
ZL201120123195.0	Recovery hot and cold container in one for the purposes of improving UPR production process	Jiangsu Delta	April 18, 2011	November 16, 2011	April 18, 2021
ZL201120316710.7	Efficient resin stirrer for the purposes of improving UPR production process	Jiangsu Delta	August 26, 2011	June 13, 2012	August 26, 2021
ZL201420088028.0	A toluene chlorination tail gas gas-liquid separation tank	Jiangsu Delta	February 28, 2014	August 13, 2013	February 28, 2024
ZL201420091459.2	A kind of industrial wastewater desalting flash tank device	Jiangsu Delta	February 28, 2014	August 13, 2014	February 28, 2024
ZL201210558267.3	Chlorobenzyl chloride continuous distillation system in relation to OCT production process	Jiangsu Delta	December 20, 2012	December 10, 2014	December 20, 2032
ZL201420292343.5	A kind of maleic anhydride crude anhydride tank	Jiangsu Delta	June 3, 2014	November 12, 2014	June 3, 2024
ZL201420088028.0	A toluene chlorination exhaust gas-liquid separation tank	Jiangsu Delta	February 28, 2014	August 13, 2014	February 28, 2024
ZL201420091625.9	A kind of exhaust gas absorber that absorbs toluene chlorination	Jiangsu Delta	February 28, 2014	October 1, 2014	February 28, 2024

Patents Pending

	Application
No.	Number	Description	Patent Applicant	Application Date	Status
1.	201110451557.3	High pressure FRP pipe resin for oilfield	Jiangsu Delta	December 29, 2011	Pending
2.	201110451717.4	New model of UPR for quartz tub	Jiangsu Delta	December 29, 2011	Pending
3.	201210541517.2	Waste water desalination technology to be used for wastewater disposal during the production process of PCT/OCT, MA and UPR	Jiangsu Delta	December 14, 2012	Pending
4.	201210541010.7	Efficient utilization of excess heat energy generated from steam exhaust systems resulting from PCT/OCT and MA productions process	Jiangsu Delta	December 14, 2012	Pending

Trademarks

As of the date of this report, we have registered the following two trademarks:

		Application		Place of
Trademark	Class (1)	Number	Validity Period	Registration
	1	12218845	September 14, 2014 – September 13, 2024	The PRC
	1	12218774	September 14, 2014 – September 13, 2024	The PRC

(1)	Class 1 refers to Chemicals used in industry, science and photography, as well as in agriculture, horticulture and forestry; unprocessed artificial resins, unprocessed plastics; manures; fire extinguishing compositions; tempering and soldering preparations; chemical substances for preserving foodstuffs; tanning substances; adhesives used in industry.

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

To our best knowledge, Jiangsu Delta has since its establishment handled the fundamental medical insurance, fundamental pension insurance, unemployment insurance, work-related Injury insurance and maternity insurance for employees according to relevant laws and regulations in the PRC, and it does not have any overdue payments and had been in compliance with applicable PRC social insurance laws and regulations as of the date of this report.

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

The major suppliers accounting for 5% or more of our cost of sales for each the last three fiscal years ended June 30, 2015, 2016 and 2017 are as follows:

Suppliers	FY2017	FY2016	FY2015
Supplier A	33.77%	36.93%	20.4%
Supplier B	37.93%	12.94%	20.0%
Supplier C	0.00%	12.05%	11.2%
Supplier D	21.09%	3.03%	8.0%
Supplier E	0.43%	0.23%	7.5%

Most of materials are mass chemical products, prices of which are quite transparent. However, due to limited purchase volume, we are not able to buy products directly through major international chemical suppliers. Except for Sinopec, we procure our materials through chemical wholesalers, such as Southern Petrochemical Group. We may switch our suppliers from one to another depending on the commercial terms agreed upon. As a result, some suppliers in previous years did not further sell their products to us during recent years. The percentage of purchase is also varied from year to year.

Our business or profitability is not materially dependent on any single supplier. We do not consider ourselves materially dependent on any single abovementioned supplier as we believe that there are other qualified suppliers that we are able to work with should any of these suppliers provide unacceptable or uncompetitive terms.

As of the date of this report, we are not aware of any information or arrangement, which would lead to a cessation or termination of our relationships with any of our current major suppliers

Major Customers

Our customers are mainly from the chemical industry in the PRC. As of the date of this report, we have a customer base of approximately 230 different customers (of which certain customers belong to the same group of companies) across 10 provinces in the PRC.

The major customers accounting for 5% or more of our total revenue for the last three fiscal years ended June 30, 2017, 2016, and 2015 are as follows:

Customer	FY2017	FY2016	FY2015
Customer A	11.22%	6.46%	15.7%
Customer B	4.13%	11.61%	7.7%
Customer C	15.21%	20.83%	6.2%
Customer D	5.83%	29.52%	3.56%

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

The PRC civil procedures are governed by the Civil Procedure Law of the People’s Republic of China (the “Civil Procedure Law”) adopted on April 9, 1991 and amended on October 28, 200 and August 31, 2012. The Civil Procedure Law contains regulations on the institution of a civil action, the jurisdiction of the people’s courts, the procedures in conducting a civil action, trial procedures and procedures for the enforcement of a civil judgment or order. All parties to a civil action conducted within the territory of the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant’s place of domicile. The jurisdiction may also be selected by express agreement by the parties to a contract provided that the jurisdiction of the people’s court selected has some actual connection with the dispute, that is to say, the plaintiff or the defendant is located or domiciled, or the contract was executed or implemented in the jurisdiction selected, or the subject-matter of the proceedings is located in the jurisdiction selected. A foreign national or foreign enterprise is accorded the same litigation rights and obligations as a citizen or legal person of the PRC. If any party to a civil action refuses to comply with a judgment or order made by a people’s court or an award made by an arbitration body in the PRC, the aggrieved party may apply to the people’s court to enforce the judgment, order or award. The time limit on the right to apply for such enforcement is two years.

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

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Jiangsu Delta	Registration Certificate for Using Hazardous Chemicals	321110234	April 6, 2017 to April 5, 2020	Jiangsu Province Administration of Work Safety Chemical Registration Centre
Jiangsu Delta	Trading License for Hazardous Chemicals	Su Zhen An Jing Zi 000197	December 24, 2014 to December 23, 2017	Administration of Work Safety of Zhenjiang City
Jiangsu Delta	Record Keeping Certificate of Non-Pharmaceutical Precursor Chemical Production	(Su) 3S32111200031	April 24, 2017 to April 9, 2020	Administration of Work Safety of Zhenjiang City
Jiangsu Delta	Pollutant Discharge Permit	Zhen Tu Huan No. 3211212012062	May 2015 to May 2018	Environment Protection Agency of Dantu District, Zhenjiang City
Jiangsu Delta	Business License	91321100662742845	June 15, 2007 to June 14, 2027	Administration of Industry and Commerce of Zhenjiang, Jiangsu Province
Jiangsu Delta	Work Safety License	(Su) WH An Xu Zheng Zi [L00230]	April 28, 2014 to April 27, 2017	Administration of Work Safety of Jiangsu Province
Jiangsu Delta	Financial Registration Certificate for Foreign-invested Enterprises	No.3211210203	June 15, 2007 to June 14, 2027	Local Financial Bureau of Dantu District, Zhenjiang City
Jiangsu Delta	Organization Code Certificate	No.66274328-4	June 11, 2015 to June 10, 2019	Jiangsu Zhenjiang Administration of Quality Supervision, Inspection and Quarantine

Jiangsu Delta	Foreign Exchange Registration Card	No.00085568	N.A.	State Foreign Exchange Administration
Jiangsu Delta	Bank Account Permit	No. J3140002471102	N.A. (Note: issued on July 16, 2008)	People’s Bank of China, Zhenjiang Branch
Jiangsu Delta	Social Insurance Registration Certificate	She Xian Su Zi No.32112115000942	June 23, 2010 to October 30, 2020	Social Labour Insurance Fund Management Centre, Dantu District, Zhenjiang City
Jiangsu Delta	Environmental Management System Certificate	04415E10738R0M	September 29, 2015 to September 28, 2018	China Certification Centre Inc.

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Binhai Delta	Business license Binhai	913209220710182325	June 8, 2013 to June 7, 2043	Administration of Industry and Commerce of Binhai, Yanhai
Binhai Delta	Bank Account Permit	No. J3112001078201	N.A. (Note: issued on June 19, 2013)	People’s Bank of China, Binhai Branch

Properties

We currently own the following land use rights in the PRC:

		Certificate of state-
		owned Land Use		Approximate Gross
Owner	Location	Right No.	Tenure	Floor Area (sqm)	Use of Property
Jiangsu Delta	Chenfeng Village, Gaozi Town, Dantu District, Zhenjiang	Zhen Tu Guo Yong (2008) No.199 (1)	October 19, 2008 to July 29, 2058	53,369	Industrial
Jiangsu Delta	Chenfeng Village, Gaozi Town, Dantu District, Zhenjiang	Zhen Tu Guo Yong (2011) No.1037	August 1, 2011 to August 31, 2060	26,023	Industrial

Note:

(1)	This land use right has been mortgaged to the Industrial and Commercial Bank of China, Zhenjiang Branch. The period of the mortgage is commencing from May 31, 2013 and ending on December 31, 2017. During the term of the mortgage, Jiangsu Delta’s rights to transfer, lease, mortgage or otherwise dispose of this land use right shall be subject to the prior written approval of the relevant bank.

We currently own and possess the Building Ownership Certificates for the following buildings in the PRC:

		Approximate Gross
	Certificate of Real	Floor Area
Location	Estate Ownership No.	(sq m)	Use of Property
Building 3 No. 1 Fine Chemical Park Gaozi Zhen Dantu Ecnomic and Development Zone Zhenjiang City (1)	Zhen Fang Quan Zheng Zi No. 1201007277100110	1,140.9	Industrial
North of Development Zone Road, South of Hu Ning Expressway	Dan Fang Quan Zheng Kai Fa Qu Zi No. 02032188	12,119.44	Research and Development

Note:

(1)	This property has been mortgaged to the Industrial and Commercial Bank of China, Zhenjiang Branch. The term of the mortgage is one year commencing from June 20, 2016 and ending on June 19, 2017. During the term of the mortgage, our rights to transfer, lease, mortgage or otherwise dispose of this property shall be subject to the prior written approval of the relevant bank.

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

Overview

We are a fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), and PCT/OCT downstream products. We used to manufacture unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals but no longer do so.

We collaborate with reputable universities, such as the East China Normal University in order to secure our position as a market leader. We also closely monitor the market for development, trends and technological innovations and solicit customer feedback so as to keep abreast with market demands and industrial development.

This discussion and analysis focuses on the business results, comparing results of operations for the fiscal year ended June 30, 2017, 2016, and 2015, respectively.

The fiscal year ended June 30, 2017 and June 30, 2016

Results of Operations

In the fiscal year ended June 30, 2017, our revenue increased by 5.38% year over year and incurred net losses for US$28.43M due to significant bad debts provision of US$25.16M. Our gross profit margin was driven down from 8.81% to 6.97% resulting from the high competition for our PCT/OCT products for the fiscal year ended June 30, 2017.

The following table summarizes the results of our operations during the fiscal years ended June 30, 2017 and 2016, respectively, and provides information regarding the dollar and percentage increase (or decrease) for the fiscal year ended June 30, 2017 as compared to 2016.

	The Fiscal Year Ended June 30
	2017	2016	Change		Change Rate

Net Revenue	$56,292,093	$53,418,112		$2,873,981	5.38%

Cost of Sales	$(52,367,418)	$(48,713,456)		$3,653,962	7.50%

Gross Profit	$3,924,675	$4,704,656		$(779,981)	16.58%

Gross Margin	6.97%	8.81%		N/A	N/A

Operating Expenses	$(31,874,182)	$(15,137,604)		$16,736,578	110.56%

Operating (Loss) Income	$(27,949,507)	$(10,432,948)		$17,516,559	167.90%

Operating Margin	-49.65%	-19.53%		N/A	N/A

Change in fair value of warrants	$531,099	$6,856,682		$6,325,583	-92.25%

Gain on disposal of a subsidiary	$0	$435,488	$	N/A	N/A

Other loss - net	$(1,008,836)	$(4,417,452)		$(3,408,616)	-77.16%

Income taxes	$0	$802,627		$802,627	N/A

Net (Loss) Income	$(30,309,130)	$(6,755,603)		(23,553,527)	348.65%

Net (Loss) Profit Margin	-53.840%	-12.65%		N/A	N/A

Revenue

Revenue for the fiscal year ended June 30, 2017 was $56,292,093, an increase of 5.38% as compared with revenue of $53,418,112 for the fiscal year ended June 30, 2016. In the fiscal year ended June 30, 2017, no more revenue from sales of UPR and SCM as compared with USD4.57M and USD1.514M, respectively, in the fiscal year ended June 30, 2016 due to the Company exiting this market due to low margins. In the fiscal year ended June 30, 2017, revenue from sales of PCT/OCT was USD56.29M an increase of 18.93% as compared with USD47.33M in the fiscal year ended June 30, 2016. The increase for sales of PCT/OCT was mainly due to more marketing and sales resources allocated to the sale and marketing of PCT/OCT after the Company exited the UPR and SCM markets. The Company periodically reviews the market situation to adjust production to fit market demand.

The following table shows a breakdown of revenues from for our main products and service:

	The Fiscal Year Ended June 30,
	2017		2016
	Sales	% of total sales	Sales	% of total sales
UPR/MA	0	0%	4,571,332	8.56%
PCT/OCT	56,292,093	100.00%	47,332,388	88.61%
SCM	0	0%	1,514,392	2.83%
Total revenue	$56,292,093	100.00%	$53,418,112	100.00%

Gross Profit

Gross profit decreased 16.58% to $3,924,675 for the fiscal year ended June 30, 2017, as compared with $4,704,656 for the fiscal year ended June 30, 2016. The gross margin was 6.97% for the fiscal year ended June 30, 2017 as compared with 8.81 % for the same period of 2016, mainly because the Company could not increase the selling price to cover the increase of cost of good sales due to the lower demand and higher competition for the PRC market.

Operating Income

Operating loss was $27,949,507 for the fiscal year ended June 30, 2017 as compared with operating income $10,432,948 for the fiscal year ended June 30, 2016. The operating loss was mainly due to doubtful debts provision of $25.16M recorded during fiscal year 2017.

Cost of Sales

Cost of sales was $52,367,418 for the fiscal year ended June 30, 2017, representing a 7.5% increase as compared with $48,713,456 for the same period of 2016. The increase in cost of sales was in tandem with the revenue increase year over year.

Operating Expenses

The table below provides a detailed breakdown of our operating expenses for the periods indicated:

	The Fiscal Year Ended June 30,
	2017	2016	Change
Selling expenses	$1,416,283	$2,251,997	-37.11%
General & Administrative expenses	$5,295,518	$5,376,137	-1.50%
Bed debt provision	$25,162,381	$7,509,470	235.08%
Total operating expenses	$31,874,182	$15,137,604	110.56%

Operating expenses were $31,874,182 for the fiscal year ended June 30, 2017, representing a 110.56% increase as compared with $15,137,604 for the fiscal year ended June 30, 2016. The increase was primarily due to doubtful debts provision of $25.16M was made during fiscal year2017 which is partly offset by the reducing of selling expenses and general and administrative expenses.

Change in Fair Value of Warrants

Gain on change in fair value of warrants was $531,099 for the fiscal year ended June 30, 2017 as compared with $6,856,682 for the fiscal year ended June 30, 2016. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with our public offering on December 21, 2012.

Net Loss

Net loss was $28,427,244 for the fiscal year ended June 30, 2017 as compared with $6,755,603 for the fiscal year ended June 30, 2016. The increase in net loss in the fiscal year ended June 30, 2017 was mainly due to the decrease of gross profits and the doubtful debts provision being made.

Earnings per Share

Basic and diluted loss per share (“EPS”) for the fiscal year ended June 30, 2017 were $2.87 and $2.92 compared with EPS of $1.46 and $1.46 for the same period of 2016. The weighted average number of shares outstanding to calculate basic EPS was 9,914,313 and 9,323,108 for the fiscal year ended June 30, 2017 and 2016, respectively. The weighted average number of shares outstanding to calculate diluted EPS was 9,914,313 and 9,323,108 for the fiscal year ended June 30, 2017 and 2016.

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures principally through debt and equity offerings and cash provided by operations.

The table below presents information about our cash flow for the periods indicated:

	The Fiscal Year Ended June 30,
	2017	2016	Change
Net cash provided by (used in) operating activities	$343,545	$(19,155,656)	26.79%
Net cash provided by (used in) investing activities	$38,926	$(910,715)	N/M
Net cash provided by (used in) financing activities	$(388,495)	$18,678,460	N/M
Effect of foreign currency translation on cash and cash equivalents	$(12,841)	$1,233,448	N/M
Beginning cash and cash equivalent	$63,149	$217,612	97.59%
Ending cash and cash equivalent	$44,284	$63,149	70.98%

Operating Activities

For the fiscal year ended June 30, 2017, net cash from operating activities was $343,545. This was primarily attributable to: 1) our net loss of $28,427,244, adjusted by an add-back of non-cash charges mainly consisting of depreciation and amortization, change in fair value of warrants, share-based compensation expenses, allowance for doubtful accounts, allowance for obsolete stock of $3,809,025, $531,099, $2,418,688, $23,950,416 and $1,211,966 respectively, and non-cash gain from disposal of property accounts of $417,277; 2) an increase of $1,670,930 in working capital, primarily due to: (i) a decrease of $8,355,425 from trade and other receivables; (ii) an increase of $743,189 in inventories, principally consisting of raw material; (iii) a decrease of $7,612,138 in trade and other payables, and (iv) an decrease of $1,671,028 in advance from customers’ deposits.

Investing Activities

For the fiscal year ended June 30, 2017, net cash provided by investing activities was $38,926. This was primarily attributable to: (i) $932,572 provided from the disposal of property and equipment, and (ii) capital expenditure of $893,646 for the purchase of new plant and equipment.

Financing Activities

For the fiscal year ended June 30, 2017, net cash used by financing activities was $388,495, primarily attributable to: (i) repayment of bank borrowings of $462,567, and (ii) a change in restricted cash of $74,072.

Cash and Cash Equivalents

Our cash and cash equivalents as at July 1, 2016, were $63,149 and decreased to $44,284 by June 30, 2017. The decrease was mainly due to increase in net cash used in operating activities.

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

Trade Receivables, net

Trade receivables, net were $20,993,949 as of June 30, 2017, representing a 58.12% decrease as compared with $50,126,279 as of June 30, 2016. This decrease in trade receivables was primarily attributable to increase in allowance of doubtful accounts.

Inventory

Inventory consists of raw materials and finished goods. As of June 30, 2017, the recorded value of our inventory decreased 10.17% to $5,282,737 from $5,880,881 as of June 30, 2016. This decrease is mainly due to a decrease in production of finished goods from $1,960,063 as of June 30, 2016 to $1,513,895 as of June 30, 2017 and a decrease of raw materials from $3,920,818 as of June 30, 2016 to $3,768,842 as of June 30, 2017. The decrease of inventory was primarily due to the Company’s efforts to minimize its inventory level due to cost savings.

Accounts Payable

Trade and other payables were $13,131,216 as of June 30, 2017, a decrease of 38.04 % from $21,194,399 as of June 30, 2016. The decrease was primarily attributable to a lower purchase volume.

Obligations under Material Contracts

There was no material contractual obligation as of June 30, 2017.

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

	The Fiscal Year Ended June 30
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

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures principally through debt and equity offerings and cash provided by operations.

The table below presents information about our cash flow for the periods indicated:

	The Fiscal Year Ended June 30,
	2016	2015	Change
Net cash provided by (used in) operating activities	$(19,155,656)	$(15,139,370)	26.53%
Net cash provided by (used in) investing activities	$(910,715)	$15,187,228	N/M
Net cash provided by (used in) financing activities	$18,678,460	$(8,705,226)	N/M
Effect of foreign currency translation on cash and cash equivalents	$1,233,448	$(170,970)	N/M
Beginning cash and cash equivalent	$217,612	$9,045,950	97.59%
Ending cash and cash equivalent	$63,149	$217,612	70.98%

Operating Activities

For the fiscal year ended June 30, 2016, net cash used in operating activities was $19,155,656. This was primarily attributable to: 1) our net loss of $6,755,603, adjusted by an add-back of non-cash charges mainly consisting of depreciation and amortization, change in fair value of warrants, deferred income taxes, allowance for doubtful accounts, allowance for obsolete stock, impairment losses recognized on Plant and Equipment of $5,883,313, $6,856,682, $23,939, $7,509,470, $423,588 and $2,599,980, respectively, and non-cash gain from disposals of property accounts and disposal of a subsidiary of $90,700 and $435,488, respectively; 2) an increase of $21,476,726 in working capital, primarily due to: (i) an increase of $7,101,570 from trade and other receivables; (ii) a decrease of $2,671,325 in inventories, principally consisting of raw material; partially offset by a decrease of $20,539,601 in trade and other payables, an increase of $4,169,072 in advance from customers deposit, and a decrease of $675,952 in income tax payables.

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

Interest income is recognized on a time-proportion basis using the effective interest method

Borrowing Costs

Borrowing costs are recognized in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalized by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2017, 2016 and 2015 were capitalized at a rate of 4.9%, 5.2% and 7.11% , respectively.

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

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2017.

Tabular Disclosure of Contractual Obligations

None.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Xin Chao	40	Chairman and Chief Executive Officer
Hongming Dong	48	Chief Financial Officer
Borys Priadko	61	Independent Director (1)(2)(3)
Richard Liu	47	Independent Director (1)(2)(3)
Changguang Wu	49	Director
Anatoly Danilitskiy	65	Director (1)(2)(3)

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

Borys Priadko has more than 35 years of experience in corporate management and accounting. He has been operating his own firm, Borys’s Management Services Pty Ltd for the past nine years. Prior to that, he worked for two years with Lehman Brown Consulting in China. Before moving into the private consulting and service sector, Mr. Priadko worked for Siemens – Building Technologies Division for ten years in the role of either Financial Controller or General Manager in various countries and entities. Mr Priadko is a member of CPA Australia and has a bachelor degree in Financial Administration from New England University, Armidale, New South Wales, Australia.

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

There is no family relationship between any of the persons named above and no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.        Compensation

Director Compensation

We currently do not pay any compensation to members of our board of directors. Future compensation to be paid to our directors, if any, will be determined in the future. Mr. Changguang Wu received an annual base salary of RMB360,000 (approximately $52,855) for the fiscal year ended June 30, 2017 for his services as president of Jiangsu Delta.

Executive Compensation

Overview of Executive Compensation

We paid annual base salaries to Xin Chao and Hongming Dong of approximately RMB462,000 (approximately $69,538) and RMB108,000 (approximately $16,256), respectively, in the fiscal year ended June 30, 2016 for their services as officers of the Company.

We paid annual base salaries to Xin Chao and Hongming Dong of approximately RMB462,000 (approximately $67,830) and RMB108,000 (approximately $15,856), respectively, in the fiscal year ended June 30, 2017 for their services as officers of the Company.

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

Awards

The 2016 Incentive Plan provides for the grant of ordinary shares, which involves or might involve the issuance of restricted ordinary shares, unrestricted ordinary shares, and/or a combination of both, for an aggregate of not more than 1,442,827 ordinary shares. If any award is forfeited, cancelled or settled in cash, the number of ordinary shares subject thereto will again be available for grant under the 2016 Incentive Plan. If there is any change in our corporate capitalization, the Compensation Committee of the Board (hereinafter referred to as the Committee) in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2016 Incentive Plan, the number of shares covered by awards then outstanding under the 2016 Incentive Plan, the limitations on awards under the 2016 Incentive Plan, and such other equitable substitution or adjustments as it may determine appropriate. The 2016 Incentive Plan has a term of ten years and no further awards may be granted under the 2016 Incentive Plan after that date.

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

Mr. Hongming Dong entered into an employment agreement with the Company, dated August 17, 2015, pursuant to which he will serve as the Chief Financial Officer of the Company from September 1, 2015 until the earlier of his resignation or termination by the Company. In consideration for his employment, the Company paid Mr. Dong an annual salary of RMB 9,000 (approximately $14,048). Mr. Dong‘s annual salary was adjusted to RMB108,000 (approximately $15,856) from January 1, 2016. Mr. Dong is also entitled to benefits such as vacation, sick and holiday pay, insurance, and pension, in accordance with rules, regulations and the Company’s benefits policies established and in effect from time to time.

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

Audit Committee. Our audit committee consists of Borys Priadko, Richard Liu and Anatoly Danilitskiy. Borys Priadko is the chair of the Audit Committee, and our Board of Directors believes that Mr. Priadko qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission. The Company has opted to follow its home country rules in relation to the independence of our Audit Committee members, which allows for non-independent directors to serve on the Audit Committee. In this case, Messrs. Priadko and Liu are both independent, while Mr. Danilitskiy is not independent, as he served as the Company’s Chairman and Chief Executive Officer until September 14, 2014. Accordingly, we have opted not to comply with independence requirements for audit committees set forth in Nasdaq Governance Rule 5605(c)(2) and have supplied Nasdaq with notice of our non-compliance.

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

D.            Employees

As of June 30, 2017, we have a total of 218 full-time employees, all of whom are located in Zhenjiang, Jiangsu Province, the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of June 30, 2017 is as follows:

Function	Number
Management	6
Sales and marketing	7
Research and Development	36
Safety and environmental protection	15
Production	16
Procurement	5
New Material	34
Logistics	2
Quality control	11
Administration	20
Production workers	66
Total	218

E.            Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 14, 2017:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors; and

•	all our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not include securities underlying warrants or options that are not exercisable within 60 days of November 14, 2017. All shares have identical voting rights.

			Approximate
			Percentage of
	Amount of		Outstanding
	Beneficial		Ordinary
Name and Address of Beneficial Owner(1)	Ownership		Shares(2)
Directors and Executive Officers:
Xin Chao, CEO and Chairman (3)	2,674,462		26.6%
Hongming Dong, CFO	-		-
Borys Priadko, Director	-		-
Richard Liu, Director	-		-
Changguang Wu, Director	-		-
Anatoly Danilitskiy, Director	-		-
All directors and executive officers as a group (six individuals)	2,674,462		26.6%

Five Percent Holders:
CIS Acquisition Holding Ltd. (4)	4,525,072	(7)	33.1%
Master Kingdom Holdings Ltd. (3)	2,674,462		26.6%
KIP Growth Capital Fund No. 17 (5)	1,074,029		10.7%
KPCB China Fund, L.P. (6)	1,183,663		11.8%
AQR Capital Management, LLC (8)	953,700	(9)	8.7%
Pine River Capital Management L.P. (10)	576,058	(11)	5.4%
Link Capital Financial Services Ltd. (12)	785,500		7.8%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Delta Technology Holdings Limited, 16 Kaifa Avenue, Danyang, Jiangsu, China.

(2)	Based on 10,061,679 ordinary shares outstanding (including 1,000,000 ordinary shares subject to certain net income performance targets).

(3)	Held through Master Kingdom Holdings Ltd. (“Master Kingdom”). Mr. Xin Chao is the owner of Master Kingdom and as such, is deemed to hold voting and dispositive power of the securities held by Master Kingdom.

(4)	Denise Lopez, Rosita Zelaya and Alex Lyamport share voting and dispositive power over the ordinary shares owned by CIS Acquisition Holding Co. Ltd. CIS Acquisition Holding Co. Ltd. is owned by Zelda Finance Ltd. and SPAC Investments Ltd. Ms. Lopez and Ms. Zelaya control Zelda Finance Ltd. and Alex Lyamport controls SPAC Investments Ltd. As a result of the foregoing, Ms. Lopez, Ms. Zelaya and Mr. Lyamport may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by CIS Acquisition Holding Co. Ltd. The business address of Zelda Finance Ltd. is Withfield Tower, 3rd floor, 4792 Coney Drive, Belize City, Belize. The mailing address of SPAC Investments Ltd. is FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

(5)	Korean Investment Partners Co., Ltd. (“KIP”), as the general investor of KIP Growth Capital Fund No. 17 (“KIPGCF”), has voting and investment power over securities held by KIPGCF. As Senior Managing Director of KIP, Ho Kyung Shik makes voting and investment decisions on behalf of KIP. As a result of foregoing, Mr. Shik may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by KIP. The address of KIPGCF is 2bfl., Gangnam Finance Center 737 Yeoksam-dong, Gangnam-gu, Seoul, Korea.

(6)	KPCB China Associates, Ltd. is the general manager of KPCB China Fund, L.P. (“KPCB”) and holds voting and dispositive power of the securities held by KPCB. Susan Biglieri makes voting and investment decisions on behalf of KPCB China Associates, Ltd. As a result of foregoing, Ms. Biglieri may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by KPCB China Associates, Ltd. The address for KPCB is P.O. Box 309, GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

(7)	Consists of 925,477 ordinary shares and 3,599,595 ordinary shares underlying warrants exercisable within 60 days from October 12, 2016.

(8)	Bradley D. Asness has voting and investment power over securities held by AQR Capital Management Holdings, LLC. The address for AQR Capital Management Holdings, LLC is 2 Greenwich Plaza, Greenwich, CT 06830.

(9)	Consists of 953,700 ordinary shares underlying warrants exercisable within 60 days from October 12, 2017.

(10)	Pine River Capital Management LLC is the general manager of Pine River Capital Management L.P., and holds voting control and investment discretion over securities held by Pine River Capital Management L.P. As Manager and President of Pine River Capital Management LLC, Brian Taylor makes voting and investment decisions on behalf of Pine River Capital Management LLC in its capacity as general manager of Pine River Capital Management L.P. As a result of the foregoing, Mr. Taylor may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by Pine River Capital Management L.P. The address for Pine River Capital Management LLC is 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

(11)	Consists of 576,058 ordinary shares underlying warrants exercisable within 60 days from October 12, 2017.

(12)	Taras Vazhnov has voting and investment power over securities held by Link Capital Financial Services Ltd. The address for Link Capital Financial Services Ltd. is 3076 Sir Frances Drake’s Hwy, Tortola, BVI VG10000.

Item 7.	Major Shareholders and Related Party Transactions

A.            Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Guarantees in favor of the Company’s bank borrowings were received from Mr. Chao Xin, our Chief Executive Officer, Chairman and the majority shareholder in the Company, for the year ended June 30, 2017, 2016 and 2015. The following is a summary of the Company’s bank borrowings as of June 30, 2017 and 2016:

Bank name	2017	2016

Dantu High Credit Cooperatives	$7,036,021	$7,398,144
Danyang Branch of China Construction Bank	3,309,750	3,417,886
Bank of Danyang Jiangsu Branch	3,731,894	3,887,416
Zhenjiang Branch of Shanghai Pudong Development Bank	5,826,474	5,996,866
Huaxia Bank Zhenjiang Branch	5,900,080	6,027,001
Minsheng Bank Zhenjiang Branch	3,453,224	3,540,863
Industrial and Commercial Bank of China Dantu District Branch	12,200,195	12,506,027
CITIC Bank Zhenjiang Branch	5,826,474	5,951,663
China Merchants Bank Danyang Branch	19,130,011	19,587,753
	$66,414,123	$68,313,619

The interest expenses for the years ended June 30, 2017, 2016 and 2015 were $3,254,991, $3,710,945 and $5,295,616, respectively.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

As of June 30, 2017, the Company was involved in seven legal actions in China. Among these seven legal actions, two were trade business disputes, in which Jiangsu Delta was the plaintiff. The other five actions were financial loan disputes, in which Jiangsu Delta was the defendant.

The two trade business disputes, involving an aggregated claim of $285,818 were instituted by Jiangsu Delta to delinquent balances and interest from its customers. These disputes have been adjudicated by the People’s Court in favor of Jiangsu Delta. Details of these proceedings are set forth below:

On November 14, 2016, the Jiangsu Province Danyang City Court (“Danyang Court”) ruled in favor of Jiangsu Delta in a proceeding which Jiangsu Delta instituted against Danyang City Taiyanghua Glass Manufacture Co., Ltd. and Weixing Sun for breach of contract. The Dantu Court ordered the defendants to pay RMB 423,375 (approximately US$62,450) plus accumulated interest to Jiangsu Delta Jiangsu Delta.

Also on November 14, 2016, the Jiangsu Province Zhenjiang City Intermediate Court (“Zhenjiang Intermediate Court”) ruled in favor of Jiangsu Delta in a proceeding which Jiangsu Delta instituted against Shandong Yuncheng Zhongxin Industry Co., Ltd. for breach of contract. The Zhenjiang Intermediate Court ordered Shandong Yuncheng Zhongxin Industry Co., Ltd. to pay Jiangsu Delta RMB 1,514,300 (approximately US$223,368).

Three out of the five financial loan disputes, involving an aggregate balance of $3,575,673, have been adjudicated by the People’s Court against Jiangsu Delta. One of these financial loan disputes involves a balance of $4,417,765 and the other one, which is still on trial, has a balance $3,499,219. Details of these proceedings are set forth below:

On January 20, 2017, Jiangsu Province Zhenjiang City Runzhou District Court (“Runzhou District Court”) ruled in favor of the plaintiff, China Merchants Bank Zhenjiang Branch, in its claim to freeze the defendants’ assets in an aggregated amount of RMB 5,000,000 (approximately USD 737,528). The defendants include Jiangsu Delta, Danyang City Xingangjing Milengdai Co., Ltd., Xujun Sun and Dan Lu.

On May 4, 2017, the Runzhou District Court entered a judgment in favor of China Merchants Bank Zhenjiang Branch in a proceeding instituted against Jiangsu Delta, Danyang Meike Glasses Limited Company and four other individuals. The court ruled that Danyang Meike Glasses Limited Company shall pay the plaintiff its loan principal and accrued interest of RMB 7,150,781.8 (approximately US$1,054,781), and the other defendants, including Jiangsu Delta, shall be jointly and severally liable as guarantors .

On May 4, 2017, Runzhou District Court entered a judgment in favor of China Merchants Bank Zhenjiang Branch in a proceeding instituted against Jiangsu Delta, Zhenjiang City Liangming Guangxue Limited Company and other two individuals. The court ruled that Zhenjiang City Liangming Guangxue Limited Company shall pay the plaintiff its loan principal and accrued interests of RMB 12,090,133 (approximately US$1,783,363), and the other defendants, including Jiangsu Delta, shall be jointly and severally liable as guarantors .

Pin An Bank Nanjing Branch instituted proceedings in Nanjing City Gulou District Court against Jiangsu Delta, Jiangsu Xinlong Yurong Limited Company, Danyang City Development Zone High-Tech Industry Development Limited Company and two other individuals, for the repayment of the principal of a loan and accrued interests thereon amounting to RMB 29,949,792 (approximately US$4,417,765). No final judgement has been made as of the date of this report.

China Construction Bank Danyang Branch instituted proceedings in the Danyang Court against Jiangsu Delta, Jiangsu Tiangong Tool Development Co., Ltd., Xin Chao and Qian Yang for breach of contract and for the repayment of the Jiangsu Deltaprincipal of a loan and accrued interests amounting to RMB 23,722,608.2 (approximately USD 3,499,219). As of the date of this report, no judgement has been rendered.

Dividends

We have not paid dividends on our ordinary shares and do not anticipate paying such dividends in the foreseeable future. We will rely on dividends from our Hong Kong and China operation entities for our funds and Hong Kong and Chinese regulations may limit the amount of funds distributed to us from Hong Kong and Chinese operation entities which will affect our ability to declare any dividends.

B.            Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.            Offer and Listing Details

Our units, Class A Shares and redeemable warrants have been listed on the NASDAQ Capital Market under the symbols CISAU, CISAA and CISAW, since December 19, 2012. Beginning March 18, 2013, the Class A Shares and redeemable warrants underlying the units began to trade separately on a voluntary basis. The units and Class A Shares were delisted on October 1, 2014 following the mandatory separation of the units and the redemption of Class A Shares in accordance with our Amended and Restated Memorandum and Articles of Association. The trading of redeemable warrants was suspended until our ordinary shares were successfully listed on the NASDAQ Capital Market on June 1, 2015. Our ordinary shares and redeemable warrants are currently trading under the ticker symbol “DELT” and “DELTW”, respectively.

The following table sets forth the range of high and low market prices for our redeemable warrants for the periods indicated, as reported by the NASDAQ Capital Market. These prices do not include retail mark-ups, markdowns, or commissions.

	Warrants
	High	Low
Annual Highs and Lows
Fiscal Year Ended June 30, 2014	$0.47	$0.11
Fiscal Year Ended June 30, 2015	$1.48	$0.12
Fiscal Year Ended June 30, 2016	$0.50	$0.02
Fiscal Year Ended June 30, 2017	$0.1599	$0.0508
Quarterly Highs and Lows
2015
First Quarter (Fiscal quarter ended September 31, 2013)	$0.47	$0.12
Second Quarter (Fiscal quarter ended December 31, 2013) (1)	$0.47	$0.23
Third Quarter (Fiscal quarter ended March 31, 2014)	$0.38	$0.22
Fourth Quarter (Fiscal quarter ended June 30, 2014)	$1.48	$0.18
2016
First Quarter (Fiscal quarter ended September 30, 2015)	$0.50	$0.07
Second Quarter (Fiscal quarter ended December 31, 2015)	$0.16	$0.02
Third Quarter (Fiscal quarter March 31, 2016)	$0.30	$0.04
Fourth Quarter (Fiscal quarter ended June 30, 2016)	$0.29	$0.02
2017
First Quarter (Fiscal quarter ended September 30, 2016)	$0.39	$0.06
Second Quarter (Fiscal quarter ended December 31, 2016)	$0.1599	$0.0508
Third Quarter (Fiscal quarter ended March 31, 2017)	$0.1349	$0.0555
Fourth Quarter (Fiscal quarter ended June 30, 2017)	$0.1	$0.036
2018
First Quarter (Fiscal quarter ended September 30, 2017)	$0.084	$0.0101
Monthly Highs and Lows
May 2017	$0.1	$0.0508
June 2017	$0.084	$0.0499
July 2017	$0.084	$0.03
August 2017	$0.065	$0.041
September 2017	$0.0585	$0.022
October 2017	$0.0289	$0.0101

Our ordinary shares commenced trading on the NASDAQ Capital Market on June 1, 2015. The table below shows the monthly high and low prices.

	Ordinary Shares
	High	Low
Annual Highs and Lows
Fiscal Year Ended June 30, 2015(1)	$38.25	$4.56
Fiscal Year Ended June 30, 2016	$5.00	$0.43
Fiscal Year Ended June 30, 2017	$3.14	$0.65
2015
Fourth Quarter (Fiscal Quarter ended June 30, 2015)	$38.25	$4.56
2016
First Quarter (Fiscal quarter ended September 30, 2015)	$5.00	$1.63
Second Quarter (Fiscal quarter ended December 31, 2015)	$2.80	$1.08
Third Quarter (Fiscal quarter March 31, 2016)	$1.47	$0.70
Fourth Quarter (Fiscal quarter ended June 30, 2016)	$2.60	$0.43
2017
First Quarter (Fiscal quarter ended September 30, 2016)	$3.14	$0.65
Second Quarter (Fiscal quarter ended December 31, 2016)	$1.55	$0.72
Third Quarter (Fiscal quarter ended March 31, 2017)	$1.74	$0.74
Fourth Quarter (Fiscal quarter ended June 30, 2017)	$2.91	$1.54
2018
First Quarter (Fiscal quarter ended September 30, 2017)	$1.76	$0.94
Monthly Highs and Lows
May 2017	$2.91	$1.99
June 2017	$2.16	$1.66
July 2017	$1.76	$1.13
August 2017	$1.30	$0.94
September 2017	$1.36	$1.03
October 2017	$1.49	$1.04

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

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue 155,000,000 shares divided into: (i) 150,000,000 ordinary shares; and (ii) 5,000,000 preferred shares, each par value $0.0001 per share. As of November 14, 2017, 10,061,679 ordinary shares were outstanding. Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.912 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of June 30, 2017. As of June 30, 2017, our accumulated other comprehensive loss was $4.12 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2017, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2017.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Management identified the following material weaknesses in its assessment of the effectiveness of internal control over financial reporting as of June 30, 2017:

The Company had inadequate accounting personnel who is capable of US GAAP and bilingual, and that it did not supply adequate training to new staff in a timely manner, which led to the delay of processing some transactions or events. The weakness resulted in the late filing of Form 20-F for the year ended June 30, 2016, and such weakness had not been fully remediated as of June 30, 2017.

Remediation Efforts to Address Significant Deficiencies

We intend to engage an in-house bilingual accountant who is familiar with US GAAP and is able to represent the Company in future communication with regulators, authorities and other US professional parties.

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

Item 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)         Former Independent Registered Public Accounting Firm

On April 30, 2016, our former independent registered public accounting firm, Dominic K.F. Chan & Co (“DKFC”), had merged with AWC (CPA) Limited (the “Merger”) and formed DCAW (CPA) Limited (“DCAW”). DCAW has succeeded from DKFC, the license to audit U.S. public company regulated by PCAOB, effective from May 1, 2016. Effective November 14, 2016, DCAW has changed the name to “Centurion ZD CPA Limited”. Centurion ZD CPA Limited (“Centurion”) resigned as our independent registered public accounting firm and on the same day, our board of directors approved the resignation of DCAW and Centurion assuming the role of the Company’s independent public accounting firm, effective immediately.

The reports of DKFC on our financial statements for the fiscal years ended June 30, 2014 and 2015 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended June 30, 2014 and 2015, and in the subsequent interim periods through November 14, 2016, there were no disagreements with DKFC on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of DKFC, would have caused DKFC to make reference to the matter in its report.

We provided Centurion (fka DCAW as successor to DKFC) with a copy of the foregoing disclosures and requested Centurion to furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above disclosures. A copy of the letter furnished pursuant to that request is filed as Exhibit 16.1 to this Amendment No. 1 to the Annual Report on Form 20-F.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Centurion (our independent registered public accounting firms), for the fees under 2017 column and the company’s former auditor DCAW for the fees under 2016 column for the years ended June 30, 2017 and 2016, respectively. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended June 30,
	2017	2016
Audit fees(1)	$155,000	$126,000
Audit related fees(2)	-	-
Tax fees(3)	-	-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.
(3)	“Tax fees” represents the aggregated fees billed for pro

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

Date: November 15, 2017	DELTA TECHNOLOGY HOLDINGS LIMITED

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

Results of Operations and Financial Condition

Following are the audited financial results for the years ended June 30, 2017, 2016 and 2015 of Delta Technology Holdings Limited.

DELTA TECHNOLOGY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Delta Technology Holdings Limited

We have audited the accompanying consolidated balance sheets of Delta Technology Holdings Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2017 and 2016, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Technology Holdings Limited as of June 30, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Centurion ZD CPA Ltd.

Centurion ZD CPA Ltd.
Certified Public Accountants
Hong Kong, November 15, 2017

DELTA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2017 AND 2016

	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$44,284	$63,149
Restricted cash	13,276	89,225
Trade and other receivables	81,327,991	116,228,901
Inventories	5,282,737	5,880,881
	$86,668,288	$122,262,156
Non-current assets
Property, plant and equipment, net	$46,608,189	$51,064,565
Land use rights	2,032,547	2,125,665
Deferred tax assets	610,473	691,764
	$49,251,209	$53,881,994

Total assets	$135,919,497	$176,144,150

LIABILITIES
Current liabilities
Trade and other payables	$13,131,216	$21,194,399
Advances from customers	4,423,090	6,225,058
Bank borrowings	66,414,123	68,313,619
Income tax payables	187,261	191,284
Deferred tax liabilities	633,409	667,851
Dividends payable	35,000,000	35,000,000
Warrants liabilities	518,748	1,049,847
	$120,307,847	$132,642,058

Total liabilities	$120,307,847	$132,642,058

Capital and reserves
Ordinary shares, $0.0001 par value share, 150,000,000 shares authorized 11,061,679 and 9,618,852 shares issued and outstanding at June 30, 2017 and 2016 respectively	$1,106	$962
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	47,959,263	45,540,719
Statutory reserves	7,180,500	7,180,500
Accumulated losses	(35,389,829)	(6,962,585)
Accumulated other comprehensive income	(4,139,390)	(2,257,504)
Total equity	$15,611,650	$43,502,092

Total liabilities and equity	$135,919,497	$176,144,150

See notes to consolidated financial statements

DELTA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED JUNE 30, 2017, 2016 AND 2015

	2017	2016	2015
Revenue	$56,292,093	$53,418,112	$202,009,160
Cost of sales	(52,367,418)	(48,713,456)	(182,692,715)
Gross profit	3,924,675	4,704,656	19,316,445

Operating expenses:
Selling expenses	(1,416,283)	(2,251,997)	(2,384,459)
General and administrative expenses	(5,295,518)	(5,376,137)	(3,474,472)
Allowance for doubtful accounts and obsolescence stock	(25,162,381)	(7,509,470)	(1,199,110)
	(31,874,182)	(15,137,604)	(7,058,041)
Other income (expenses):
Interest expenses	(3,254,991)	(3,710,945)	(5,295,616)
Interest income	504	336,623	5,433,346
Change in fair value of warrants	531,099	6,856,682	(7,906,529)
Gain on disposal of a subsidiary	-	435,488	1,178,093
Other gains (loss) - net	2,245,651	(1,043,130)	(531,941)
	(477,737)	2,874,718	(7,122,647)

(Loss) Income before income taxes	(28,427,244)	(7,558,230)	5,135,757
Income taxes	-	802,627	(3,729,238)
Net (loss) income	$(28,427,244)	$(6,755,603)	$1,406,519

Other comprehensive (loss) income
Foreign currency translation adjustments	(1,881,886)	(12,263,307)	3,966,141
	(1,881,886)	(12,263,307)	3,966,141

Comprehensive (loss) income	$(30,309,130)	$(19,018,910)	$5,372,660

(Loss) earnings per share attributable to
Equity holders of the Company
- Basic	$(2.87)	$(1.46)	$1.44
- Diluted	$(2.92)	$(1.46)	$1.44

Weighted average shares used in calculating
(Loss) earnings per ordinary share
- Basic	9,914,313	9,323,108	6,462,577
- Diluted	9,914,313	9,323,108	6,462,577

See notes to consolidated financial statements

DELTA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2017, 2016 AND 2015

					Retained	Accumulated
			Additional		earnings	other
	Share capital		paid-in	Statutory	(accumulated	comprehensive
	Ordinary share	Amount	capital	reserves	losses)	income (loss)	Total
Balance as of July 1, 2014	4,560,000	456	8,852,257	6,196,949	34,370,050	6,039,662	55,459,374
Dividends distribution	-	-	-	-	(35,000,000)	-	(35,000,000)
Reserve acquisition	2,337,059	234	32,575,516	-	-	-	32,575,750
Exercise of warrants	1,823,935	182	-	-	-	-	182
Net income for the year	-	-	-	-	1,406,519	-	1,406,519
Foreign currency translation adjustment	-	-	-	-	-	3,966,141	3,966,141
Appropriation to statutory reserves	-	-	-	983,551	(983,551)	-	-
Balance as of June 30, 2015	8,720,994	872	41,427,773	7,180,500	(206,982)	10,005,803	58,407,966

Balance as of July 1, 2015	8,720,994	872	41,427,773	7,180,500	(206,982)	10,005,803	58,407,966
Exercise of warrants	897,858	90	4,112,946	-	-	-	4,113,036
Net loss for the year	-	-	-	-	(6,755,603)	-	(6,755,603)
Foreign currency translation adjustment	-	-	-	-	-	(12,263,307)	(12,263,307)
Balance as of June 30, 2016	9,618,852	962	45,540,719	7,180,500	(6,962,585)	(2,257,504)	43,502,092

Balance as of July 1, 2016	9,618,852	962	45,540,719	7,180,500	(6,962,585)	(2,257,504)	43,502,092
Issuance of shares for professional services	1,442,827	144	2,418,544	-	-	-	2,418,688
Net loss for the year	-	-	-	-	(28,427,244)	-	(28,427,244)
Foreign currency translation adjustment	-	-	-	-	-	(1,881,886)	(1,881,886)
Balance as of June 30, 2017	11,061,679	1,106	47,959,263	7,180,500	(35,389,829)	(4,139,390)	15,611,650

See notes to consolidated financial statements

DELTA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2017, 2016 AND 2015

	2017	2016	2015
Cash flows from operating activities:
Net (loss) income	$(28,427,244)	$(6,755,603)	$1,406,519
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Change in fair value of warrants	(531,099)	(6,856,682)	7,906,529
Share based compensation expenses	2,418,688	-	-
Depreciation of property and equipment	3,760,619	5,883,313	6,452,324
Amortization of land use rights	48,406	67,131	79,353
Gain on disposals of property, plant and equipment	(417,277)	(90,700)	(14,002)
Gain on disposals of a subsidiary	-	(435,488)	(1,178,093)
Deferred income taxes	-	(23,939)	848,541
Allowance for doubtful accounts	23,950,416	7,509,470	1,199,110
Allowance for obsolescence stock	1,211,966	423,588	-
Impairment losses recognized on plant and equipment	-	2,599,980	-

Changes in assets and liabilities, net of effects of acquisitions and disposals:
Trade and other receivables	8,355,425	(7,101,570)	(46,117,191)
Inventories	(743,189)	2,671,325	4,290,812
Trade and other payables	(7,612,138)	(20,539,601)	9,384,469
Advances from customers	(1,671,028)	4,169,072	454,930
Income tax payables	-	(675,952)	147,329
Net cash provided by (used in) operating activities	343,545	(19,155,656)	(15,139,370)

Cash flows from investing activities:
Acquisitions of
- Land use rights	-	-	(5,695)
- Property, plant and equipment and construction in progress	(893,646)	(929,108)	(4,154,726)
Disposals of property and equipment	932,572	(1,516,850)	8,829,460
Proceeds from disposal of a subsidiary	-	1,535,243	10,518,189
Net cash provided by (used in) investing activities	38,926	(910,715)	15,187,228

Cash flows from financing activities:
Cash received from capital contribution	-	-	5,210,000
Proceeds from bank borrowings	-	115,610,739	52,751,379
Repayment of bank borrowings	(462,567)	(121,283,331)	(60,142,218)
Due to a shareholder	-	-	(2,844,070)
Change in restricted cash	74,072	24,351,052	(3,680,317)
Net cash provided by (used in) financing activities	(388,495)	18,678,460	(8,705,226)

Effect of exchange rate changes on cash	(12,841)	1,233,448	(170,970)

Decrease in cash and cash equivalents	(18,865)	(154,463)	(8,828,338)
Cash and cash equivalents at beginning of year	63,149	217,612	9,045,950
Cash and cash equivalents at end of year	$44,284	$63,149	$217,612

Supplemental disclosures of cash flow information:
Interest paid	$3,254,991	$3,710,945	$5,295,616
Tax paid	$-	$1,207,434	$2,693,055

Major non-cash transactions:
Issuance of shares for professional services	$2,418,688	$-	$-
Warrant exercise	$-	$90	$182

See notes to consolidated financial statements

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

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

Delta (formerly known as China Deltachem Holdings Limited) was incorporated in Hong Kong on June 17, 2010. The address of its registered office is Suite D, 19th Floor, Ritz Plaza, 122 Austin Road, Hong Kong. The reporting currency of Delta is the United States Dollar (“$”). The principal activity of Delta is investment holding and currently operates two wholly-owned subsidiaries in the People’s Republic of China (“PRC”): Jiangsu Delta and Binhai Deda. Jiangsu Delta is the principal operating subsidiary of the Company and is engaged in the production of fine specialty chemicals.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

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

On January 8, 2016, Mr. Yang Yi and Jiangsu Logistics entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Logistics was sold to Mr. Yang Yi at a consideration of approximately $1,505,140 (RMB10 million). Delta had recorded a gain on disposal of $435,488 for the year ended June 30, 2016.

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

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

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

Borrowing Costs

Borrowing costs are recognised in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalised by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2017, 2016 and 2015 were capitalized at a rate of 4.9%, 5.2% and 7.11% respectively.

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

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

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

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

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

The Company’s evaluation resulted in no long-lived asset impairment charges during the years ended June 30, 2017, 2016 and 2015.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The Company first assesses qualitative factors to determine whether it is more likely than not that goodwill is impaired. If the more likely than not threshold is met, we perform a quantitative impairment test. The Company’s evaluation resulted in goodwill impairment charges of nil, nil and nil respectively during the years ended June 30, 2017, 2016 and 2015.

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

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

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

Advertising Expenses

Advertising expenses are expensed as incurred. The advertising expenses were not material for the years ended June 30, 2017, 2016 and 2015.

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

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

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

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

·	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company holds. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
·	Level 2 – Valuation based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly.
·	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company adopted ASC 820, Fair Value Measurements and Disclosures, on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company has also adopted ASC 820, on January 1, 2009 for non-financial assets and non-financial liabilities, as these items are not recognized at fair value on a recurring basis. The adoption of ASC 820 for all financial assets and liabilities and non-financial assets and non-financial liabilities did not have any impact on the Company’s consolidated financial statements.

Financial instruments include cash, accounts receivable, prepayments and other receivables, short-term borrowings from banks, accounts payable and accrued expenses and other payables. The carrying amounts of cash, accounts receivable, prepayments and other receivables, short-term loans, accounts payable and accrued expenses approximate their fair value due to the short-term maturities of these instruments. See Note 17 regarding the fair value of the Company’s warrants, which are classified as Level 3 liabilities in the fair value hierarchy.

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

Note 3 - Going concern

As shown in the accompanying consolidated financial statements, the Company has generated a net loss of $28,427,244 and an accumulated deficit of $35,389,829 as of June 30, 2017. The Company also experienced insufficient cash flows from operations and will be required continuous financial support from the shareholders. The Company will need to raise capital to fund its operations until it is able to generate sufficient revenue to support the future development. Moreover, the Company may be continuously raising capital through the sale of debt and equity securities.

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

The Company is involved in various legal actions during the year ended June 30, 2017. As of June 30, 2017, the Company was involved in 7 lawsuits in China, of which the Company was plaintiff in relation to 2 trade business disputes, and the Company was defendant in relation to 5 financial loan disputes. The 2 trade business disputes with an aggregated claim of $285,818 have been adjudicated by the Court in favor of the Company to collect delinquent balances and interest from its customers. 3 out of 5 financial loan disputes with an aggregated balance of $3,575,673 have been adjudicated by the Court against the Company, 1 financial loan dispute with an aggregated indemnity balance of $4,417,765 have been ruled by the Court and the remaining one with an aggregated indemnity balance $3,499,219 was still under trial.

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

Details of major customers accounting for 10% or more of the Company’s sales or trade receivables are as follows:

	Sales		Trade receivables
	2017	2016	2017	2016
Customer A	11.22%	6.46%	6.46%	21.83%
Customer B	4.13%	11.61%	24.36%	0.00%
Customer C	15.21%	0.00%	10.16%	0.00%
Customer D	5.83%	29.52%	31.08%	12.31%

Details of suppliers accounting for 10% or more of the Company’s purchases or trade payables are as follows:

	Purchases		Trade payables
	2017	2016	2017	2016
Supplier A	33.77%	18.50%	0.00%	9.67%
Supplier B	37.93%	46.00%	10.35%	38.70%
Supplier C	0.00%	0.00%	53.03%	27.76%
Supplier D	21.09%	0.00%	0.00%	0.00%

Note 5 - Trade and Other Receivables

	2017	2016

Trade receivables	$48,106,207	$57,978,341
Less: Allowance for doubtful accounts	(27,112,258)	(7,852,062)
Trade receivables – net	20,993,949	50,126,279
Notes receivable	616,710	438,314
Other receivables	55,684,639	53,799,508
Prepayments and deposits	4,032,693	11,864,800
	$81,327,991	$116,228,901

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

Note 5 - Trade and Other Receivables (Continued)

Age analysis of trade and other receivables:

	2017	2016

Within 3 months	$8,235,786	$11,693,858
From 3 to 6 months	2,852,716	13,267,620
Past due over 6 months	70,239,489	91,267,423
	$81,327,991	$116,228,901

Note 6 - Inventories

	2017	2016

Finished goods	$1,513,895	$1,960,063
Raw materials	3,768,842	3,920,818
	$5,282,737	$5,880,881

The cost of inventories recognized as an expense and included in cost of sales amounts to $43,990,515, $44,722,232 and $151,232,213 for the year ended June 30, 2017, 2016 and 2015, respectively.

Note 7 - Property, Plant and Equipment

	2017	2016

Buildings	$12,863,535	$13,108,283
Machinery	55,256,545	57,207,298
Vehicles	277,176	329,540
Plant and equipment	4,443,682	4,454,496
Software	81,471	83,221
Construction in progress	926,379	484,552
	73,848,788	75,667,390
Less: Accumulated depreciation	(27,240,599)	(24,602,825)
Property, plant and equipment, net	$46,608,189	$51,064,565

Borrowing costs capitalized during the years ended June 30, 2017, 2016 and 2015 were $nil, $nil and $nil respectively.

Buildings with net book value of approximately $238,342, $258,922 and $379,902 were used as collateral of short term bank borrowings for the years ended June 30, 2017, 2016 and 2015, respectively.

The depreciation expenses for the years ended June 30, 2017, 2016 and 2015 were $3,760,619, $5,883,313 and $6,452,324, respectively.

The impairment losses recognized on plant and equipment which were no more use for future production for the years ended June 30, 2017, 2016 and 2015 were $nil, $2,599,980 and $nil, respectively.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

Note 8 - Land Use Rights

	2017	2016

Land use rights	$2,497,728	$2,551,395
Less: Accumulated amortization	(465,181)	(425,730)
Land use rights - net	$2,032,547	$2,125,665

Land use rights with net book value of approximately $1,595,295, $1,667,055 and $1,898,402 were used as collateral of short term bank borrowings for the years ended June 30, 2017, 2016 and 2015, respectively.

The Company has disposed land use rights during the period, the consideration received was $452,955 and the net land use rights disposal was $447,366. The Company has recorded a gain on disposal of $5,589 for the year ended June 30, 2016.

The amortization expenses for the years ended June 30, 2017, 2016 and 2015 were $48,406, $67,131 and $79,353, respectively.

Twelve months ending June 30,
2018	$48,406
2019	48,406
2020	48,406
2021	48,406
2022	48,406
Thereafter	1,790,517
Total	$2,032,547

Note 9 - Trade and Other Payables

	2017	2016

Notes payable	$-	$30,135
Trade payables	10,203,538	17,869,460
Accruals	271,535	432,030
Other taxes payable	1,336,007	1,367,037
Other payables	1,320,136	1,495,737
	$13,131,216	$21,194,399

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

Note 10 - Bank Borrowings

The Bank borrowing as of June 30, 2017 and 2016 were $66,414,123 and $68,313,619 respectively.

The following is a summary of the Company’s bank borrowings as of June 30, 2017 and 2016:

Bank name	2017	2016

Dantu High Credit Cooperatives	$7,036,021	$7,398,144
Danyang Branch of China Construction Bank	3,309,750	3,417,886
Bank of Danyang Jiangsu Branch	3,731,894	3,887,416
Zhenjiang Branch of Shanghai Pudong Development Bank	5,826,474	5,996,866
Huaxia Bank Zhenjiang Branch	5,900,080	6,027,001
Minsheng Bank Zhenjiang Branch	3,453,224	3,540,863
Industrial and Commercial Bank of China Dantu District Branch	12,200,195	12,506,027
CITIC Bank Zhenjiang Branch	5,826,474	5,951,663
China Merchants Bank Danyang Branch	19,130,011	19,587,753
	$66,414,123	$68,313,619

The interest expenses for the years ended June 30, 2017, 2016 and 2015 were $3,254,991, $3,710,945 and $5,295,616, respectively.

Bank borrowings with secured by:

(1)	Plant and machinery with net book value of approximately $5,343,614, $6,234,328 and $7,163,056 were used as collateral of short term bank borrowings for the years ended June 30, 2017, 2016 and 2015, respectively.

(2)	Buildings with net book value of approximately $238,342, $258,922 and $379,902 were used as collateral of short term bank borrowings for the years ended June 30, 2017, 2016 and 2015, respectively. (note 7)

(3)	Land use rights with net book value of approximately $1,595,295, $1,667,055 and $1,898,402 were used as collateral of short term bank borrowings for the years ended June 30, 2017, 2016 and 2015, respectively. (note 8)

(4)	The bank borrowings are guaranteed by a number of unrelated parties, and Mr. Chao Xin, our Chief Executive Officer, Chairman and a shareholder of the Company.

(5)	The bank borrowing of China Merchants Bank Danyang branch were pledged by a building which owned by a former subsidiary, Jiangsu Zhengxin New Material Development Co Ltd.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

Note 11 - Dividends Payable

On September 13, 2014, the directors of Delta approved a resolution for a cash dividends distribution of $35,000,000. According to the resolution, the dividends are to be distributed to the Shareholders, Mr. Yan Hong, Mr. Shen Lei and Mr. Chao Xin in accordance with their respective percentage shareholdings in Delta, as to $392,000 to Mr. Yan Hong; as to $392,000 to Mr. Shen Lei; and as to $34,216,000 to Mr. Chao Xin. As at June 30, 2017, the dividends were not paid. The directors of Delta are reviewing the cash position of the Company periodically to decide when to pay for the dividend.

On July 20, 2017, each of the Dividend Recipients executed a Deed Poll and Undertaking to unconditionally and irrevocably waive his right and entitlement to the dividend and undertake not to take any action against Delta in connection therewith. The said waivers were accepted and approved by the board of directors of Delta on July 20, 2017.

Note 12 - Income Taxes

The income tax provision consisted of the following:

	2017	2016	2015

Current income tax expense	$-	$(776,109)	$2,876,710
Deferred taxation	-	(26,518)	852,528
	$-	$(802,627)	$3,729,238

The difference between the income tax expenses and the expected income tax computed at statutory Enterprise Income Tax rate (“EIT”) of the PRC was as follows:

	2017	2016	2015

Income (loss) before income taxes	$(28,427,244)	$(7,558,230)	$5,135,757

Income tax computed at statutory EIT rate (25%)	(7,106,811)	(1,889,558)	1,283,939
Effect of different tax rates available to different jurisdictions	-	-	123,830
Non-deductible expenses	6,290,595	1,086,931	1,976,633
Change in valuation allowance and others	816,216	-	344,836
Income tax expenses	$-	$(802,627)	$3,729,238

Deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carryforwards. Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the following approximate deferred tax assets and liabilities as of June 30, 2017 and 2016 are presented below:

	2017	2016
Current portion:
Operating loss carryforward	$207,868	$207,868
Accrued receivable	402,605	483,896
Corporation Income Tax in accordance with the PRC State Administration of Taxation	(633,409)	(667,851)
Net deferred tax (liabilities) assets	$(22,936)	$23,913

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

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

	2017	2016	2015
Numerator:
Net (loss) income attributable to ordinary shareholders for computing net income per ordinary share – basic	$(28,427,244)	$(6,755,603)	$1,406,519
(Gain) loss on valuation of warrants	(531,099)	(6,856,682)	7,906,529
Net (loss) income attributable to ordinary shareholders for computing net income per ordinary share – diluted	$(28,958,343)	$(13,612,285)	$9,313,048

Denominator:
Weighted average number of shares used in calculating net income per ordinary share – basic	9,914,313	9,323,108	6,462,577
Weighted average number of shares used in calculating net income per ordinary share – diluted	9,914,313	9,323,108	6,462,577

The 6,175,570 warrants were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive since the average share price for the year ended June 30, 2017 was lower than the warrants exercise price.

Net (loss) income per ordinary share - basic	$(2.87)	$(1.46)	$1.44
Net (loss) income per ordinary share - diluted	$(2.92)	$(1.46)	$1.44

Note 14 – Operating Lease

The Company did not have any operating lease as of June 30, 2017 and 2016.

Note 15 –Related Party Transactions

In addition to the information disclosed elsewhere in the financial statements, the following transaction took place between the Company and related parties at terms agreed between the parties:

Guarantees in favor of the Company’s bank borrowings were received from Mr. Chao Xin, our Chief Executive Officer, Chairman and a shareholder for the years ended June 30, 2017, 2016 and 2015.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

Note 16 – Disposal of wholly owned subsidiary

On January 6, 2016, Mr. Yang Yi and Jiangsu Logistics entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Logistics was sold to Mr. Yang Yi at a consideration of approximately $1,505,140 (RMB10 million). Delta had recorded a gain on disposal of $435,488 for the year ended June 30, 2016.

The disposal was completed on 20 March 2016.

Assets and liabilities at the date of disposal:
Cash and cash equivalents	$779
Trade and other receivables	1,019,345
Property, plant and equipment	156,722
Trade and other payable	(88,917)
Tax payables	(18,277)
Net liabilities	$(1,069,652)
Consideration received	1,505,140
Gain on disposal	$435,488

On March 28, 2015, Zhenjiang Xinshun Chemical Trading Company Ltd and Jiangsu Delta entered into a sale and purchase agreement, pursuant to which the entire equity interest of Jiangsu Zhengxin R&D was sold to Zhenjiang Xinshun at a consideration of $10,518,189 (RMB64.555 million).

Delta had recorded a gain on disposal of $1,178,093 for the year ended June 30, 2015.

The disposal was completed on 12 March 2015.

Assets and liabilities at the date of disposal:
Cash and cash equivalents	$4,154
Trade and other receivables	1,012,013
Property, plant and equipment	9,297,970
Land use right	2,850,240
Trade and other payables	(13,879,652)
Net liabilities	$(715,275)
Consideration received	10,518,189
Less: Amount required repaying to Danyang Beijiate	(10,055,371)
Gain on disposal	$1,178,093

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

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

The public warrants may be redeemed by the Company at a price of $0.01 per public warrant in whole but not in part upon 30 days prior written notice after the public warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading days period ending on the third business day prior to the date on which notice of redemption is given. In the event that there is no effective registration statement or prospectus covering the ordinary shares issuable upon exercise of the public warrants, holders of the public warrants may elect to exercise them on a cashless basis by paying the exercise price by surrendering their public warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” by (y) the fair market value. The “fair market value” means the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the public warrants notice is sent to the warrant agent. The Company would receive additional proceeds to the extent the redeemable warrants are exercised on a cashless basis.

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

As of June 30, 2017, there were 6,175,570 Public warrants outstanding. The Company has referring to the market price of Public warrants to valuation for all the outstanding warrants as at June 30, 2017. The fair value of the Public warrants is $518,748.

Note 18 – Commitments

	2017	2016
Capital expenditures contracted for are analyzed as follows:
Contracted but not provided for:
Property, plant and equipment	$-	$2,644,636

Note 19 – Legal Proceeding

As of June 30, 2017, the Company was involved in seven legal actions in China. Among these seven legal actions, two were trade business disputes, in which the Company was the plaintiff. The other five actions were financial loan disputes, in which the Company was the defendant. The two trade business disputes, involving an aggregated claim of $285,818, have been adjudicated by the Court in favor of the Company to collect delinquent balances and interest from its customers. Three out of the five financial loan disputes, involving an aggregated balance of $3,575,673, have been adjudicated by the Court against the Company. One of these financial loan disputes with an aggregated indemnity balance of $4,417,765 has been ruled by the Court and the remaining one with an aggregated indemnity balance $3,499,219 is still under trial.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2017, 2016 and 2015

Note 20 - Subsequent Event

On September 13, 2014, the directors of Delta Advanced Materials Limited (“Delta”), our wholly-owned Hong Kong subsidiary, approved a resolution for a cash dividends distribution of $35,000,000 to Mr. Yan Hong, Mr. Shen Lei and Mr. Chao Xin (together, the “Dividend Recipients”) in accordance with their respective percentage shareholdings in Delta as follows: (i) $392,000 to Mr. Yan Hong; (ii) $392,000 to Mr. Shen Lei; and (iii) $34,216,000 to Mr. Chao Xin. The dividends have not been paid.

On July 20, 2017, each of the Dividend Recipients executed a Deed Poll and Undertaking to unconditionally and irrevocably waive his right and entitlement to the dividend and undertake not to take any action against Delta in connection therewith. The said waivers were accepted and approved by the board of directors of Delta on July 20, 2017.

On July 26, 2017, the financial loan dispute of which the Company was defendant with an aggregated indemnity balance $3,499,219 was adjudicated by the Court. The Company was requested to repay the aggregated delinquent balances of $3,499,219 to Danyang branch of China Construction Bank. The repayment has not yet settled as of November 15, 2017.

Except for the above, there were no events or transactions other than those disclosed in this report, if any, that would require recognition or disclosure in our financial statements for the year ended June 30, 2017.

