Form 20-F
period 2018-06-30
Delta Technology Holdings Ltd
filed 2018-11-14
CIK 1543268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report____________________

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

Long Yi

Chief Executives Officer

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102

Email: yl@deltath.com

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

As of June 30, 2018, the issuer had 12,660,314 ordinary shares issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

•

“Mingyuntang” are to a new line of business that the Company is planning on entering into through a series of VIE agreements between the Company’s newly formed subsidiary, Shanghai Ming Yun Tang Tea Limited (“Shanghai MYT”), and Hunan Ming Yun Tang Brand Management Co., Ltd. (“Hunan MYT”).

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.5047 to US$1.00, the average exchange rate for the fiscal year ended June 30, 2018 as set forth at www.x-rates.com. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

The selected consolidated financial data present the results for the five fiscal years ended and as of June 30, 2018, 2017, 2016, 2015, and 2014. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	For the Years Ended June 30
	2018	2017	2016	2015	2014
Statement of Income Data
Revenue	$38,452,206	$56,292,093	$53,418,112	$202,009,160	$175,327,717
Cost of Sales	$(36,488,874)	$(52,367,418)	$(48,713,456)	$(182,692,715)	$(157,904,729)
Gross Profit	$1,963,332	$3,924,675	$4,704,656	$19,316,445	$17,422,988
Net(Loss)/Income	$(81,476,889)	$(27,949,507)	$(10,432,948)	$12,258,404	$11,634,940
(Loss)/Income from operations	$(82,889,335)	$(28,427,244)	$(7,558,230)	$5,135,757	$6,828,308
Comprehensive (Loss)/income	$(75,467,243)	$(30,309,130)	$(19,018,910)	$5,372,660	$7,144,747
(Loss)/Earnings per share – basic	$(7.11)	$(2.87)	$(1.46)	$1.44	$1.53
(Loss)/Earnings per share – diluted	$(7.11)	$(2.87)	$(1.46)	$1.44	$1.53
Weighted average shares - basic	$11,653,729	$9,914,313	$9,323,108	$6,462,577	$4,560,000
Weighted average shares - diluted	$11,653,729	$9,914,313	$9,323,108	$6,462,577	$4,560,000

Balance Sheet Data
Working Capital (deficiency)	$(69,888,669)	$(33,639,559)	$(10,379,902)	$(10,419,909)	$(27,362,427)
Total assets	$67,174,949	$135,919,497	$176,144,150	$225,724,786	$206,531,300
Total liabilities	$89,982,235	$120,307,846	$132,642,058	$167,316,820	$151,071,926
Total equity	$(22,807,286)	$15,611,650	$43,502,092	$58,407,966	$55,459,374

Exchange Rate Information

We conduct our business in China and substantially all of our revenues are denominated in Renminbi. However, periodic reports will be expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. On November 11, 2018, the daily exchange rate reported at www.x-rates.com was RMB6.9557 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period- End
Year ended June 30, 2018	6.5047	6.8057	6.2690	6.6186
Year ended June 30, 2017	6.8124	6.9610	6.6199	6.7774
Year ended June 30, 2016	6.4399	6.6516	6.2010	6.6368
Year ended June 30, 2015	6.1375	6.2080	6.0933	6.1088
Year ended June 30, 2014	6.1467	6.1922	6.0901	6.1577
Year ended June 30, 2013	6.2814	6.3872	6.1583	6.1882
May 2018	6.3684	6.4193	6.3346	6.4107
June 2018	6.4577	6.6191	6.3889	6.6186
July 2018	6.7099	6.8174	6.6171	6.8155
August 2018	6.8444	6.9146	6.8040	6.8315
September 2018	6.8538	6.8913	6.8297	6.8678
October 2018	6.9355	6.9755	6.8899	6.9755

Source: https://www.x-rates.com/en-us/forex-news/historical-exchange-rates/

(1)	Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

We believe our success to date can largely be attributed to the contributions, expertise and experience of our key management team, which is headed by our Chairman and Chief Executive Officer, Long Yi. He is responsible for identifying business opportunities and implementing overall business strategies to achieve our corporate goals.

Our key management team includes Long Yi, Jiehui Fan, Linchai Zhang, Changguang Wu, Anatoly Danilitsky and Hongming Dong. The continued success of our business is therefore dependent, to a large extent, on our ability to retain the services of our directors and executive officers. Changguang Wu  has more than 15 years of experience in the fine chemical and/or related industries. The loss of the services of our key personnel without a suitable and timely replacement, or the inability to attract and retain other qualified personnel, could adversely affect our operations and hence, our financial results.

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

Our top customer accounts for approximately 9% of our total orders and the loss of our top customer would negatively affect our business.

Our top customer accounts for approximately 9% of our overall business. If we lose our top customer without finding a new customer or customers, this could result in a significant loss of revenue to our business.

Our top supplier accounts for approximately 26% of our total goods required for the products we develop and the loss of this supplier could cause significant disruption in our supply chain and the development of our products.

Our largest supplier accounts for approximately 26% of the total raw materials we require to produce our products. In the event we lose this supplier for any reason, there can be no assurance that there will not be a significant disruption in the supply of raw materials to our business or that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. Any delays, interruption or increased costs in the supply of materials could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long-term.

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

Risks Relating to Our New Tea Business

Our development and launch of the Mingyuntang stores will require a significant investment and commitment of resources, is subject to numerous risks and uncertainties, and ultimately may not prove successful.

We intend to invest significantly in the development and launch of our Mingyuntang brand tea beverage stores. Such endeavor involves significant risks and uncertainties, including distraction of management from our existing business in the chemicals industry, insufficient revenues to offset liabilities and expenses associated with developing, launching and growing the new line of business, inadequate return of capital on our investments, not accurately predicting consumer tastes and the market opportunity for tea stores, inability to respond in a timely manner to consumer desires and demands, and unidentified issues not discovered in our due diligence and planning. Because the introduction of and investment in a new line of business is inherently risky, no assurance can be given that the Mingyuntang brand will ultimately be successful or that it will not materially adversely affect our reputation, financial condition, and operating results.

Continued innovation and the successful development and timely launch of new products are critical to our financial results and achievement of our growth strategy.

Achievement of our growth strategy is dependent, among other things, on our ability to extend the product offerings of our Mingyuntang brand and introduce innovative new products, including new tea beverages or light foods. Although we devote significant focus to the development of new products, we may not be successful in developing innovative new products or our new products may not be commercially successful. Additionally, our new product introductions are often time sensitive, and thus failure to deliver innovations on schedule could be detrimental to our ability to successfully launch such new products, in addition to potentially harming our reputation and customer loyalty. Our financial results and our ability to maintain or improve our competitive position will depend on our ability to effectively gauge the direction of our key marketplaces and successfully identify, develop, manufacture, market and sell new or improved products in these changing marketplaces.

Due to the seasonality of many of our products and other factors such as adverse weather conditions, our operating results are subject to fluctuations.

Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that maybe achieved for the full fiscal year. The impact on sales volume and operating results due to the timing and extent of these factors can significantly impact our business. For these reasons, quarterly operating results should not be relied upon as indications of our future performance.

The sales of our products are influenced to some extent by weather conditions in the geographies in which we operate. Unusually cold weather during the winter months or unusually hot weather during the summer months may have a temporary decrease on the demand for some of our products and contribute to lower sales, which could have an adverse effect on our results of operations for such periods.

Changes in the beverage environment and retail landscape could impact our financial results.

The beverage environment is rapidly evolving as a result of, among other things, changes in consumer preferences; shifting consumer tastes and needs; changes in consumer lifestyles; and competitive product and pricing pressures. In addition, the beverage retail landscape is dynamic and constantly evolving, not only in emerging and developing marketplaces, where modern trade is growing at a faster pace than traditional trade outlets, but also in developed marketplaces, where discounters and value stores, as well as the volume of transactions through e-commerce, are growing at a rapid pace. If we are unable to successfully adapt to the rapidly changing environment and retail landscape, our share of sales, volume growth and overall financial results could be negatively affected.

Price increases may not be sufficient to offset cost increases and maintain profitability or may result in sales volume declines.

We may be able to pass some or all ingredient, energy and other input cost increases to customers by increasing the selling prices of our products or decreasing the size of our products; however, higher product prices or decreased product sizes may also result in a reduction in sales volume and/or consumption. If we are not able to increase our selling prices or reduce product sizes sufficiently to offset increased raw material, energy or other input costs, including packaging, direct labor, overhead and employee benefits, or if our sales volume decreases significantly, there could be a negative impact on our results of operations and financial condition.

Our long-term purchase commitments for certain strategic ingredients critical for the production of our products could impair our ability to be flexible in our business without penalty.

In order to ensure a continuous supply of high quality ingredients, some of our future inventory purchase obligations may include long-term purchase commitments for certain strategic raw materials critical for the manufacture of pods and appliances. The timing of these may not always coincide with the period in which we need the supplies to fulfill customer demand. This could lead to higher and more variable inventory levels and/or higher ingredient costs.

Investment in our new line of business could disrupt the Company's ongoing business and present risks not originally contemplated.

The Company will invest in its new tea business line, Mingyuntang. New ventures are inherently risky and may not be successful. In evaluating such endeavors, we are required to make difficult judgments regarding the value of business strategies, opportunities, technologies and other assets, and the risks and cost of potential liabilities. Furthermore, these investments involve certain other risks and uncertainties, including the risks involved with entering new competitive categories or regions, the difficulty in integrating the new business, the challenges in achieving strategic objectives and other benefits expected from our investment, the diversion of our attention and resources from our operations and other initiatives, the potential impairment of acquired assets and liabilities and the performance of underlying products, capabilities or technologies.

Our failure to accurately forecast customer demand for our products, or to quickly adjust to forecast changes, could adversely affect our business and financial results.

There is inherent risk in forecasting demand due to the uncertainties involved in assessing the current level of maturity of the tea and light foods component of our business. We will be setting target levels for the production of our beverages and foods in advance of customer orders based upon our forecasts of customer demand.

If our forecasts exceed demand, we could experience excess inventory in the short-term, excess manufacturing capacity in the short and long-term, and/or price decreases, all of which could impact our financial performance. In addition, we may be contractually bound to minimum purchase commitments over a period of time which exceed customer demand. Alternatively, if demand exceeds our forecasts significantly beyond our current production capacity, we may not be able to satisfy customer demand, which could result in a loss of market share if our competitors are able to meet customer demands. A failure to accurately predict the level of demand for our products could adversely affect our net revenues and net income.

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

Delta

On September 14, 2018, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“NASDAQ”) notifying us that for the preceding 30 consecutive business days our ordinary share did not maintain a minimum closing bid price of at least $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2). We have a grace period of 180 calendar days, or until March 13, 2019, to regain compliance with the minimum closing bid price requirement for continued listing.

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

Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended June 30, 2018 and we do not expect to be one for our taxable year ending June 30, 2019 or to become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if you owned our ordinary shares at any time prior to our acquisition of Elite, you may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless you made certain elections to opt out of PFIC treatment, as described in Item 10. E. – “Taxation – U.S. Federal Income Taxation.”

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

As of the date of this report, we have issued and outstanding securities exercisable into 12,660,314 ordinary shares (warrants for the purchase of 359,727 shares). The sale or possibility of sale of the shares underlying these securities could have an adverse effect on the market price for its securities or its ability to obtain future financing. If and to the extent these securities are converted or exercised, you may experience dilution to your holdings.

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

Through Delta, we engaged in the business of producing and distributing organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, unsaturated polyester resin (“UPR”), maleic acid (“MA”) and other by-product chemicals. The end application markets of our products include automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives. We currently have approximately 186 employees, 30% of whom are highly-qualified experts and technical personnel. We serve nearly 110 clients in various industries.

Following the Acquisition, we changed our name from “CIS Acquisition Ltd.” to “Delta Technology Holdings Limited” to more accurately reflect our current business and operations.

Recent Developments

Environmental Policy Change

Since the second half of 2017, management has noticed that the national and local Chinese government agencies have continuously strengthened their environmental protection policies for industrial companies, especially so for companies in the chemicals industry. The strict regulation and restrictions on companies in the chemical industry has significantly hampered our production capabilities. The same applies to production and operations of downstream customers, which has caused a production shortage in the entire industry. The demand for the Company’s products has also reduced, and this has resulted in a significant reduction in our sales revenue during this fiscal year. At the same time, our profits have also fallen due to increased expenditures on complying with the new environmental protection regulations. Due to the current situation, the Company is unable to accurately predict the future policies and market direction. The Company began exploring the possibility of engaging in a new business as a result of the uncertainties surrounding the chemicals industry, and has discovered that tea beverages and light foods are currently very popular in the consumer market. Upon further research and investigation, the Company is now highly confident in the future of the tea beverages and light foods industry and has decided to pursue this new line of business.

New Line of Business

As previously disclosed on the Company’s Current Report on Form 8-K as filed with the SEC on September 19, 2018, the Company entered into certain securities purchase agreement on September 18, 2018 (the “Private Placement”) with certain non-affiliate “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to offer and sell 2,500,000 of its ordinary shares at a per share purchase price of $0.55. Upon the closing of the Private Placement (the “Closing”), the net proceeds shall be used by the Company to begin its expansion into the tea beverages and light foods business.

On October 28, 2018, in anticipation of the Closing, the Company has entered into a series of VIE agreements between Shanghai MYT and Hunan MYT (the “VIE Agreements”), pursuant to which the Company is going to launch a tea shop chain under the brand Mingyuntang (茗韵堂) in China as part of the Company’s efforts to explore new business lines outside of its specialty chemical business. This business will be conducted via the Company’s newly formed subsidiary, Shanghai MYT which controls Hunan MYT. Management expects to provide high-quality tea beverages via this new business unit.

The products of Mingyuntang are trendy tea drinks and light meals targeting China’s new urban generation. The trendy tea drinks are developed based on the anhua black tea, which is famous in the Hunan province, including beverages such as fresh milk tea, fruit tea and milk cap tea. The light meals offered will include selections such as salads, sandwiches, pasta and other healthy options. All of the products at Mingyuntang will be focused on not only their taste but also their aesthetic presentation and health benefits.

With the anticipated funds from the Closing of the Private Placement, we plan to open 20 stores in 2019, with the first twenty to be opened in Hunan as the core market. We expect to add 40 new stores in 2020 and have a total of 120 stores across China by 2021.

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

As at the date of this report, we have a diversified clientele with more than 110 customers based either in domestic or overseas market. Approximately 95% of our sales are to domestic customers based in Jiangsu province, Anhui province, Zhejiang province, Hubei province, Guangdong province and Chongqing Metropolitan, and the rest of its products are exported via distributors or trading companies to countries outside the PRC which include but not limited to India, Brazil, Japan, European Union member countries and America.

Our revenue for the fiscal years ended June 30, 2016, 2017 and 2018 were approximately $53 million, $56 million and $39 million, respectively, and our loss before tax for the fiscal years ended June 30, 2016, 2017 and 2018 were $7.6 million, $28.4 million and 83 million, respectively. The decrease in revenue for the year ended June 30, 2018 was a result of decreased demand for our products in the PRC.

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

Delta Technology Holdings USA Inc

On May 22, 2018, we incorporated a wholly owned subsidiary Delta Technology Holdings USA Inc. (“Delta New York”) under the laws of state of New York. Delta New York is incorporated for the sole purpose of setting up bank account in New York. There has been no substantive operation since its inception.

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

Production Process

We primarily engage in manufacturing and sale of organic compound including PCT, OCT and other by-product chemicals. Please see below the production flow diagrams for more details on how PCT/OCT products are manufactured by us.

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

We source our raw materials from a spread of proximate suppliers, and use our own PCT/OCT production as raw materials for PCT/OCT downstream products. Most of our suppliers are located within the Yangtze River Delta region, and due to the hazardous nature of the raw materials, we are focused on the need for a short transportation time and safety measures.

PCT/OCT raw materials take about one week for delivery on request.

Delivery and Storage

About 90% of the raw materials we use are delivered to us by the suppliers, who insure and bear all risks until goods are delivered to our warehouses. The remainder raw materials are picked up by our employees.

We have on-site warehousing capacity, which allows us to store up to 6,000 tonnes of liquid or solid chemical materials.

Manufacturing and Processing

Manufacturing and processing occurs at our factory in Zhenjiang, which has an annual production capacity of 30,000 tons of PCT/OCT production and PCT/OCT downstream production. Please see below the production flow diagrams for the various products for more details on how PCT/OCT products are manufactured in our factory.

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

We have one main production line centered on our core products:

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

Research and Development

We place great emphasis on research and development. Our research and development team is headed by our Chief Engineer Mr. Li Yiqiang and supported by about 18 research and development staff. Our research team members are required to have at least five years of experience in the research of fine chemical industry as well as a bachelor degree in chemistry or chemical engineering or other relevant professional qualifications. All the employees under our research and development department are required to execute confidentiality undertakings, which restrict them from revealing any trade secrets and/or know-how with regard to our products or technologies involved in our production process to our competitors for at least three years after termination of their employment.

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

The joint research center is equipped with world-class chemical research facilities and product testing equipment. Its research focus will be placed on development of the following products:

(a)	new PCT/OCT downstream products, such as pharmaceutical bulk drug; and
(b)	directional catalyst to be used in PCT/OCT production process.

Sales and Marketing

Our sales and marketing department is headed by our Deputy General Manager, Mr Shi Weiping, who has been involved in the chemical industry since 1989 and has experience of approximately 25 years in the industry in relation to the sales and marketing of chemical products. Mr. Shi is currently supported by seven sales and marketing personnel who are in charge of the sales for PCT/OCT and they are dedicated to sales and marketing activities in various areas, ranging from southern, northern and eastern China regions as well as overseas market.

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

Advertisements, Publications and Participation in Industrial Conferences

We have a diversified customer base with more than 110 customers in China and countries such as India, Brazil, Japan, European Union member countries and America. Due to our diversified clientele, our sales and marketing efforts are conducted through a variety of channels, including but not limited to websites, billboards and brochures. We also participated in various regional and international seminars and exhibitions to showcase and promote our products, create and enhance market awareness of our brand and products, gain market updates and industry knowledge, establish networks with customers and suppliers, keep abreast of the latest technology and identify latest trends. We have annually, since our establishment, participated in related industrial conferences held in the PRC, such as China International Pharmaceuticals Exhibition, China International Fine Chemicals Exhibition and China Import and Export Fair.

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

The major suppliers accounting for 5% or more of our cost of sales for each the last three fiscal years ended June 30, 2016, 2017 and 2018 are as follows:

Suppliers	FY2018	FY2017	FY2016
Supplier A	0.00%	33.77%	36.93%
Supplier B	11.47%	37.93%	12.94%
Supplier C	0.00%	0.00%	12.05%
Supplier D	0.00%	21.09%	3.03%
Supplier E	25.70%	0.43%	0.23%
Supplier F	18.60%	0.00%	0.00%

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

Our customers are mainly from the chemical industry in the PRC. As of the date of this report, we have a customer base of approximately 110 different customers (of which certain customers belong to the same group of companies) across 8 provinces in the PRC.

The major customers accounting for 5% or more of our total revenue for the last three fiscal years ended June 30, 2018, 2017, and 2016 are as follows:

Customer	FY2018	FY2017	FY2016
Customer A	6.99%	11.22%	6.46%
Customer B	0.00%	4.13%	11.61%
Customer C	0.00%	15.21%	20.83%
Customer D	0.00%	5.83%	29.52%
Customer E	8.91%	0.00%	0.00%

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

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Jiangsu Delta	Registration Certificate for Using Hazardous Chemicals	321110234	April 6, 2017 to April 5, 2020	Jiangsu Province Administration of Work Safety Chemical Registration Centre
Jiangsu Delta	Trading License for Hazardous Chemicals	Su Zhen Wei Hua Jing Zi 000197	January 5, 2018 to January 4, 2021	Administration of Work Safety of Zhenjiang City
Jiangsu Delta	Record Keeping Certificate of Non-Pharmaceutical Precursor Chemical Production	(Su) 3S32111200031	April 24, 2017 to April 9, 2020	Administration of Work Safety of Zhenjiang City
Jiangsu Delta	Pollutant Discharge Permit	Zhen Tu Huan No. 3211212012062	May 2018 to May 2021	Environment Protection Agency of Dantu District, Zhenjiang City
Jiangsu Delta	Business License	91321100662742845	June 15, 2007 to June 14, 2027	Administration of Industry and Commerce of Zhenjiang, Jiangsu Province
Jiangsu Delta	Work Safety License	(Su) WH An Xu Zheng Zi [L00230]	April 10, 2017 to April 9, 2020	Administration of Work Safety of Jiangsu Province
Jiangsu Delta	Financial Registration Certificate for Foreign-invested Enterprises	No.3211210203	June 15, 2007 to June 14, 2027	Local Financial Bureau of Dantu District, Zhenjiang City
Jiangsu Delta	Organization Code Certificate	No.66274328-4	June 11, 2015 to June 10, 2019	Jiangsu Zhenjiang Administration of Quality Supervision, Inspection and Quarantine

Jiangsu Delta	Foreign Exchange Registration Card	No.00085568	N.A.	State Foreign Exchange Administration
Jiangsu Delta	Bank Account Permit	No. J3140002471102	N.A. (Note: issued on July 16, 2008)	People’s Bank of China, Zhenjiang Branch
Jiangsu Delta	Social Insurance Registration Certificate	She Xian Su Zi No.32112115000942	June 23, 2010 to October 30, 2020	Social Labour Insurance Fund Management Centre, Dantu District, Zhenjiang City
Jiangsu Delta	Environmental Management System Certificate	04418E10934R1M	August 17, 2018 to August 17, 2021	China Certification Centre Inc.

Entity	Licenses, Permits and Certificates	Serial Number	Valid Term/ Renewal Period	Authority
Binhai Delta	Business license Binhai	913209220710182325	June 8, 2013 to June 7, 2043	Administration of Industry and Commerce of Binhai, Yanhai
Binhai Delta	Bank Account Permit	No. J3112001078201	N.A. (Note: issued on June 19, 2013)	People’s Bank of China, Binhai Branch

Properties

We currently own the following land use rights in the PRC:

		Certificate of state-
		owned Land Use		Approximate Gross
Owner	Location	Right No.	Tenure	Floor Area (sqm)	Use of Property
Jiangsu Delta	Chenfeng Village, Gaozi Town, Dantu District, Zhenjiang	Zhen Tu Guo Yong (2008) No.199 (1)	October 19, 2008 to July 29, 2058	53,369	Industrial
Jiangsu Delta	Chenfeng Village, Gaozi Town, Dantu District, Zhenjiang	Zhen Tu Guo Yong (2011) No.1037	August 1, 2011 to August 31, 2060	26,023	Industrial

Note:

(1)	This land use right has been mortgaged to the Industrial and Commercial Bank of China, Zhenjiang Branch. The period of the mortgage is commencing from May 31, 2013 and ending on December 31, 2017. During the term of the mortgage, Jiangsu Delta’s rights to transfer, lease, mortgage or otherwise dispose of this land use right shall be subject to the prior written approval of the relevant bank.

We currently own and possess the Building Ownership Certificates for the following buildings in the PRC:

		Approximate Gross
	Certificate of Real	Floor Area
Location	Estate Ownership No.	(sq m)	Use of Property
Building 3 No. 1 Fine Chemical Park Gaozi Zhen Dantu Ecnomic and Development Zone Zhenjiang City (1)	Zhen Fang Quan Zheng Zi No. 1201007277100110	1,140.9	Industrial
North of Development Zone Road, South of Hu Ning Expressway	Dan Fang Quan Zheng Kai Fa Qu Zi No. 02032188	12,119.44	Research and Development

Note:

(1)	This property has been mortgaged to the Industrial and Commercial Bank of China, Zhenjiang Branch. The term of the mortgage is one year commencing from June 20, 2016 and ending on June 19, 2017. During the term of the mortgage, our rights to transfer, lease, mortgage or otherwise dispose of this property shall be subject to the prior written approval of the relevant bank.

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

This discussion and analysis focuses on the business results, comparing results of operations for the fiscal year ended June 30, 2018, 2017, and 2016, respectively.

The fiscal year ended June 30, 2018 and June 30, 2017

Results of Operations

In the fiscal year ended June 30, 2018, our revenue decreased by 31.69% year over year and incurred net losses for US$82.89M due to significant bad debts provision of US$77.81M. Our gross profit margin was driven down from 6.97% to 5.11% resulting from the high competition for our PCT/OCT products for the fiscal year ended June 30, 2018.

The following table summarizes the results of our operations during the fiscal years ended June 30, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase (or decrease) for the fiscal year ended June 30, 2018 as compared to 2017.

	The Fiscal Year Ended June 30			Change
	2018	2017	Change	Rate

Net Revenue	$38,452,206	$56,292,093	$(17,839,887)	-31.69%

Cost of Sales	$(36,488,874)	$(52,367,418)	$15,878,544	-30.32%

Gross Profit	$1,963,332	$3,924,675	$(1,961,343)	-49.97%

Gross Margin	5.11%	6.97%	N/A	N/A

Operating Expenses	$(83,440,221)	$(31,874,182)	$51,566,039	161.78%

Operating (Loss)	$(81,476,889)	$(27,949,507)	$53,527,382	191.51%

Operating Margin	-211.89%	-49.65%	N/A	N/A

Change in fair value of warrants	$205,785	$531,099	$(325,314)	-61.25%

Other loss - net	$(1,618,231)	$(1,008,836)	$609,395	60.41%

Income taxes	$-	$-	$-	N/A

Net (Loss)	$(75,467,243)	$(30,309,130)	45,158,113	148.99%

Net (Loss) Margin	-196.26%	-53.84%	N/A	N/A

Revenue

Revenue for the fiscal year ended June 30, 2018 was $38,452,206, an increase of 30.32% as compared with revenue of $56,292,093 for the fiscal year ended June 30, 2017. It mainly due to the low demand of PCT/OCT as result of the slowdown in China’s economic growth for the fiscal year ended June 30, 2018. The Company will periodically reviews the market situation to adjust production to fit market demand.

Gross Profit

Gross profit decreased 49.97% to $1,963,332 for the fiscal year ended June 30, 2018, as compared with $3,924,675 for the fiscal year ended June 30, 2017. The gross margin was 5.11% for the fiscal year ended June 30, 2018 as compared with 6.97 % for the same period of 2017, mainly because the Company could not increase the selling price to cover the increase of cost of good sales due to the lower demand and higher competition for the PRC market.

Operating Income

Operating loss was $81,476,889 for the fiscal year ended June 30, 2018 as compared with operating income $27,949,507 for the fiscal year ended June 30, 2017. The operating loss was mainly due to doubtful debts provision of $77.81M recorded during fiscal year 2018.

Cost of Sales

Cost of sales was $36,488,874 for the fiscal year ended June 30, 2018, representing a 30.32% decrease as compared with $52,367,418 for the same period of 2017. The decrease in cost of sales was in tandem with the revenue decrease year over year.

Operating Expenses

The table below provides a detailed breakdown of our operating expenses for the periods indicated:

	The Fiscal Year Ended June 30,
	2018	2017	Change
Selling expenses	$2,383,372	$1,416,283	68.28%
General & Administrative expenses	$3,248,267	$5,295,518	-38.66%
Bed debt provision	$77,808,582	$25,162,381	209.23%
Total operating expenses	$83,440,221	$31,874,182	161.78%

Operating expenses were $83,440,221 for the fiscal year ended June 30, 2018, representing a 161.78% increase as compared with $31,874,182 for the fiscal year ended June 30, 2017. The increase was primarily due to doubtful debts provision of $77.81M was made during fiscal year2018 which is partly offset by the reducing of general and administrative expenses.

Change in Fair Value of Warrants

Gain on change in fair value of warrants was $205,785 for the fiscal year ended June 30, 2018 as compared with $531,099 for the fiscal year ended June 30, 2017. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with our private placement on November 21, 2017.

Net Loss

Net loss was $82,889,335 for the fiscal year ended June 30, 2017 as compared with $28,427,244 for the fiscal year ended June 30, 2017. The increase in net loss in the fiscal year ended June 30, 2017 was mainly due to the decrease of gross profits and the doubtful debts provision being made.

Earnings per Share

Basic and diluted loss per share (“EPS”) for the fiscal year ended June 30, 2018 were $7.11 and $7.11 compared with EPS of $2.87 and $2.87 for the same period of 2017. The weighted average number of shares outstanding to calculate basic EPS was 11,653,729 and 9,914,313 for the fiscal year ended June 30, 2018 and 2017, respectively. The weighted average number of shares outstanding to calculate diluted EPS was 11,653,729 and 9,914,313 for the fiscal year ended June 30, 2018 and 2017.

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures principally through debt and equity offerings and cash provided by operations.

The table below presents information about our cash flow for the periods indicated:

	The Fiscal Year Ended June 30,
	2018	2017	Change
Net cash provided by (used in) operating activities	$(3,178,300)	$343,545	N/M
Net cash provided by (used in) investing activities	$(1,121,306)	$38,926	N/M
Net cash provided by (used in) financing activities	$486,919	$(388,495)	N/M
Effect of foreign currency translation on cash and cash equivalents	$4,787,111	$(12,841)	N/M
Beginning cash and cash equivalent	$44,284	$63,149	29.87%
Ending cash and cash equivalent	$1,018,708	$44,284	2,200.40%

Operating Activities

For the fiscal year ended June 30, 2018, net cash used in operating activities was $3,718,300. This was primarily attributable to: 1) our net loss of $82,889,335, adjusted by an add-back of non-cash charges mainly consisting of depreciation and amortization, change in fair value of warrants, share-based compensation expenses, allowance for doubtful accounts, allowance for obsolete stock of $4,625,090, $205,785, $872,000, $77,703,779 and $105,002 respectively; 2) an increase of $3,389,051 in working capital, primarily due to: (i) a increase of $7,193,135 from trade and other receivables; (ii) an decrease of $244,362 in inventories, principally consisting of raw material; (iii) a increase of $8,169,616 in trade and other payables, and (iv) an decrease of $4,609,894 in advance from customers’ deposits.

Investing Activities

For the fiscal year ended June 30, 2018, net cash used in investing activities was $1,121,306. This was primarily attributable to: (i) $252,330 provided from the disposal of property and equipment, and (ii) capital expenditure of $1,373,636 for the purchase of new plant and equipment.

Financing Activities

For the fiscal year ended June 30, 2018, net cash provided by financing activities was $486,919, primarily attributable to: (i) cash received from private placement of $1,176,307, (ii) proceeds from bank borrowings of 28,256,564, (iii) repayment of bank borrowings of $28,959,788, and (iv) a change in restricted cash of $13,836.

Cash and Cash Equivalents

Our cash and cash equivalents as at July 1, 2017, were $44,284 and increased to $1,018,708 by June 30, 2018. The increase was mainly due to effect of exchange rate change on cash.

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

Trade Receivables, net

Trade receivables, net were $5,545,363 as of June 30, 2018, representing a 73.59% decrease as compared with $20,993,949 as of June 30, 2017. This decrease in trade receivables was primarily attributable to increase in allowance of doubtful accounts.

Inventory

Inventory consists of raw materials and finished goods. As of June 30, 2018, the recorded value of our inventory decreased 4.07% to $5,067,731 from $5,282,737 as of June 30, 2017. This decrease is mainly due to a decrease of raw materials from $3,768,842 as of June 30, 2017 to $641,222 as of June 30, 2018 which partly offset by the increase in production of finished goods from $1,513,895 as of June 30, 2017 to $4,426,509 as of June 30, 2018 The decrease of inventory was primarily due to the Company’s efforts to minimize its inventory level due to cost savings.

Accounts Payable

Trade and other payables were $21,468,563 as of June 30, 2018, a decrease of 63.49 % from $13,131,216 as of June 30, 2017. The increase is mainly due to an increase of trade payable from $10,203,538 as of June 30, 2017 to $18,120,016 as of June 30, 2018.

Obligations under Material Contracts

There was no material contractual obligation as of June 30, 2018

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

	The Fiscal Year Ended June 30			Change
	2017	2016	Change	Rate

Net Revenue	$56,292,093	$53,418,112	$2,873,981	5.38%

Cost of Sales	$(52,367,418)	$(48,713,456)	$3,653,962	7.50%

Gross Profit	$3,924,675	$4,704,656	$(779,981)	16.58%

Gross Margin	6.97%	8.81%	N/A	N/A

Operating Expenses	$(31,874,182)	$(15,137,604)	$16,736,578	110.56%

Operating (Loss) Income	$(27,949,507)	$(10,432,948)	$17,516,559	167.90%

Operating Margin	-49.65%	-19.53%	N/A	N/A

Change in fair value of warrants	$531,099	$6,856,682	$6,325,583	-92.25%

Gain on disposal of a subsidiary	$0	$435,488	$N/A	N/A

Other loss - net	$(1,008,836)	$(4,417,452)	$(3,408,616)	-77.16%

Income taxes	$0	$802,627	$802,627	N/A

Net (Loss) Income	$(30,309,130)	$(6,755,603)	(23,553,527)	348.65%

Net (Loss) Profit Margin	-53.840%	-12.65%	N/A	N/A

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

Earnings per Share

Basic and diluted loss per share (“EPS”) for the fiscal year ended June 30, 2017 were $2.87 and $2.87 compared with EPS of $1.46 and $1.46 for the same period of 2016. The weighted average number of shares outstanding to calculate basic EPS was 9,914,313 and 9,323,108 for the fiscal year ended June 30, 2017 and 2016, respectively. The weighted average number of shares outstanding to calculate diluted EPS was 9,914,313 and 9,323,108 for the fiscal year ended June 30, 2017 and 2016.

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures principally through debt and equity offerings and cash provided by operations.

The table below presents information about our cash flow for the periods indicated:

	The Fiscal Year Ended June 30,
	2017	2016	Change
Net cash provided by (used in) operating activities	$343,545	$(19,158,235)	26.79%
Net cash provided by (used in) investing activities	$38,926	$(910,715)	N/M
Net cash provided by (used in) financing activities	$(388,495)	$18,678,460	N/M
Effect of foreign currency translation on cash and cash equivalents	$(12,841)	$1,236,027	N/M
Beginning cash and cash equivalent	$63,149	$217,612	97.59%
Ending cash and cash equivalent	$44,284	$63,149	70.98%

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

	The Fiscal Year Ended June 30				Change
	2016	2015	Change		Rate
Net Revenue	$53,418,112	$202,009,160		$(148,591,048)	73.56%
Cost of Sales	$(48,713,456)	$(182,692,715)		$(133,979,259)	73.34%
Gross Profit	$4,704,656	$19,316,445		$(14,611,789)	75.64%
Gross Margin	8.81%	9.56%		0.75%	7.85%
Operating Expenses	$(15,137,604)	$(7,058,041)		$8,079,563	114.47%
Operating (Loss) Income	$(10,432,948)	$12,258,404	$	N/A-	N/A
Operating Margin	(19.53)%	6.07%		N/A-	N/A
Change in fair value of warrants	$6,856,682	$(7,906,529)	$	N/A	N/A
Gain on disposal of a subsidiary	$435,488	$1,178,093		$(742,605)	63.03%
Other loss - net	$(4,417,452)	$(394,211)		$4,023,241	N/A
Income taxes	$802,627	$(3,729,238)	$	N/A-	N/A
Net (Loss) Income	$(6,755,603)	$1,406,519		N/A-	N/A
Net (Loss) Profit Margin	(12.65)%	0.70%		N/A-	N/A

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

Liquidity and Capital Resources

We have historically financed our operations and capital expenditures principally through debt and equity offerings and cash provided by operations.

The table below presents information about our cash flow for the periods indicated:

	The Fiscal Year Ended June 30,
	2016	2015	Change
Net cash provided by (used in) operating activities	$(19,158,235)	$(15,139,370)	26.53%
Net cash provided by (used in) investing activities	$(910,715)	$15,187,228	N/M
Net cash provided by (used in) financing activities	$18,678,460	$(8,705,226)	N/M
Effect of foreign currency translation on cash and cash equivalents	$1,236,027	$(170,970)	N/M
Beginning cash and cash equivalent	$217,612	$9,045,950	97.59%
Ending cash and cash equivalent	$63,149	$217,612	70.98%

Operating Activities

For the fiscal year ended June 30, 2016, net cash used in operating activities was $19,158,235. This was primarily attributable to: 1) our net loss of $6,755,603, adjusted by an add-back of non-cash charges mainly consisting of depreciation and amortization, change in fair value of warrants, deferred income taxes, allowance for doubtful accounts, allowance for obsolete stock, impairment losses recognized on Plant and Equipment of $5,883,313, $6,856,682, $26,518, $7,509,470, $423,588 and $2,599,980, respectively, and non-cash gain from disposals of property accounts and disposal of a subsidiary of $90,700 and $435,488, respectively; 2) an increase of $21,476,726 in working capital, primarily due to: (i) an increase of $7,101,570 from trade and other receivables; (ii) a decrease of $2,671,325 in inventories, principally consisting of raw material; partially offset by a decrease of $20,539,601 in trade and other payables, an increase of $4,169,072 in advance from customers deposit, and a decrease of $675,952 in income tax payables.

Investing Activities

For the fiscal year ended June 30, 2016, net cash used in investing activities was $910,715. This was primarily attributable to: (i) $1,516,850 from disposals of property and equipment, (ii) capital expenditure of $929,108 for purchase of new plant and equipment and (iii) $1,535,243 in proceeds from the disposal of a subsidiary.

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

Interest income is recognized on a time-proportion basis using the effective interest method

Borrowing Costs

Borrowing costs are recognized in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalized by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2018, 2017 and 2016 were capitalized at a rate of 4.67%, 4.9% and 5.2%, respectively.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2018 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2018.

Tabular Disclosure of Contractual Obligations

None.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Long Yi	41	Chief Executive Officer
Hongming Dong	49	Chief Financial Officer
Jiehui Fan	37	Independent Director (1)(2)(3)
Linchai Zhang	40	Independent Director (1)(2)(3)
Changguang Wu	50	Director
Anatoly Danilitskiy	66	Director (1)(2)(3)

(1)       Member of audit committee.

(2)       Member of compensation committee.

(3)       Member of governance and nominating committee.

Below is a summary of the business experience of each of our executive officers and directors:

Long Yi currently serves as the Chief Financial Officer and director of China Commercial Credit Inc., (Nasdaq: CCCR). Prior to joining CCCR, Mr. Yi was the senior financial manager in Sutor Technology Group Ltd. (Nasdaq: SUTR) from 2008 to August 2012. He is a Certified Public Accountant in the State of Illinois. Mr. Yi has a Bachelor’s degree in Accounting from Northeastern University and a Master’s degree in Accounting and Finance from University of Rotterdam. He also obtained a graduate diploma in accounting from McGill University.

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

Jiehui Fan, currently serves as the Financial Manager of Hangzhou General Trade Co., Ltd., a position she has held since 2016. From June 2015 to February 2016, Ms. Fan served as a financial operator for Shanghai Yingzhi Investment Management Co., Ltd., where she raised and set up private equity funds, assisted with due diligence, and processed daily clearing and settlement. From January 2012 to May 2014, Ms. Fan served as an investment manager at Far East International Leasing Co., Ltd., where she designed investment product structure, completed industry research, and established valuation models. From October 2006 to December 2011, Ms. Fan worked at Ernst & Young PLL, where she was responsible for companies’ annual audit. Ms. Fan currently serves as the independent director and chairwoman of the audit committee of China Advanced Construction Materials Group, Inc.(NASDAQ: CADC). Ms. Fan received her bachelor degree in Management in 2004 from Zhejiang University of Finance and Economics. Ms. Fan has not held any other public company directorships during the past five years.

Linchai Zhang has more than ten years’ experience in accounting and auditing. She worked as a Finance Manager at the Finance Department of Hangzhou Ruilaikesi Travel Group Co., Ltd., where she has worked since July 2007. From June 2005 to July 2007, Ms. Zhang was an accountant at the Finance Department of Hangzhou Yuanjian Opto-Elec Tech Co., Ltd. From July 2003 to May 2005, Ms. Zhang worked as an accountant at the Finance Department of Hangzhou City Advertising Co., Ltd. Ms. Zhang graduated from Zhejiang University of Commerce and Industry with a diploma in Economics and Finance (Investment).

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

Director Compensation

We paid annual base director compensation to Jiehui Fan and Linchai Zhang of approximately USD10,000 and USD8,000, respectively in the fiscal year ended June 30, 2018 for their services as directors of the Company. We do not currently pay any compensation to Anatoly Danilitskiy for his services as a director of the Company. Mr. Changguang Wu received an annual base salary of RMB360,000 (approximately $52,855) for the fiscal year ended June 30, 2018 for his services as president of Jiangsu Delta.

Executive Compensation

Overview of Executive Compensation

We paid annual base salaries to Long Yi and Hongming Dong of approximately USD75,000 and RMB108,000 (approximately USD15,856), respectively in the fiscal year ended June 30, 2018 for their services as officers of the Company.

We paid annual base salaries to Yi Long and Hongming Dong of approximately USD 75,000 and RMB108,000 (approximately USD 15,856), respectively in the fiscal year ended June 30, 2018 for their services as officers of the Company.

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

Employment Agreements

On January 26, 2018, Xin Chao resigned his position as Chief Executive Officer and director on the board of directors (the “Board”) of Delta Technology Holdings Ltd (the “Company”). Mr. Chao’s resignation did not result from any disagreement with the Company.

On the same day, Long Yi was appointed as CEO and a director to fill in the vacancy created by Mr. Chao’s resignation effective immediately.

The CEO’s initial base salary shall be USD75,000 per year and such compensation is subject to annual review and adjustment by the Board.

Mr. Hongming Dong entered into an employment agreement with the Company, dated August 17, 2015, pursuant to which he will serve as the Chief Financial Officer of the Company from September 1, 2015 until the earlier of his resignation or termination by the Company. In consideration for his employment, the Company paid Mr. Dong an annual salary of RMB 90,000 (approximately $14,048). Mr. Dong‘s annual salary was adjusted to RMB108,000 (approximately $15,856) from January 1, 2016. Mr. Dong is also entitled to benefits such as vacation, sick and holiday pay, insurance, and pension, in accordance with rules, regulations and the Company’s benefits policies established and in effect from time to time.

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

Audit Committee. Our audit committee consists of Linchai Zhang, Jiehui Fan and Anatoly Danilitskiy. Jiehui Fan is the chair of the Audit Committee, and our Board of Directors believes that Ms. Fan qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission. The Company has opted to follow its home country rules in relation to the independence of our Audit Committee members, which allows for non-independent directors to serve on the Audit Committee. In this case, Mses. Fan and Zhang are both independent, while Mr. Danilitskiy is not independent, as he served as the Company’s Chairman and Chief Executive Officer until September 14, 2014. Accordingly, we have opted not to comply with independence requirements for audit committees set forth in Nasdaq Governance Rule 5605(c)(2) and have supplied Nasdaq with notice of our non-compliance.

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

Compensation Committee. Our compensation committee consists of Ms. Fan, Ms. Zhang and Mr. Danilitskiy. Mr. Danilitskiy serves as Chair of the Compensation Committee. Mses. Fan and Zhang do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules. Mr. Danilitskiy, however, served as our Chairman and Chief Executive Officer through September 14, 2014, and thus does not meet Nasdaq’s independence requirements. As such, the Company has opted to follow its home country rules in relation to the independence of our Compensation Committee members, which allows for non-independent directors to serve on the Compensation Committee. Accordingly, we have opted not to comply with independence requirements for compensation committees set forth in Nasdaq Governance Rule 5605(d)(2) and have supplied Nasdaq with the appropriate notice of our non-compliance.

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

Governance and Nominating Committee. Our governance and nominating committee consists of Jiehui Fan, Linchai Zhang and Anatoly Danilitskiy. Except for Mr. Danilitsky, the members of the Governance and Nominating Committee do not have any direct or indirect material relationship with us other than as a director. Linchai Zhang serves as Chair of the Governance and Nominating Committee.

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

Director Independence

In conformity with Nasdaq’s Corporate Governance Rules, the Company, as a foreign private issuer, has opted not to comply with Nasdaq’s independence requirements. Accordingly, our Board of Directors has determined that two of our directors, Mses. Jiehui Fan and Linchai Zhang, qualify as independent directors pursuant to the rules of the Nasdaq Marketplace.

D.            Employees

As of June 30, 2018, we have a total of 186 full-time employees, all of whom are located in Zhenjiang, Jiangsu Province, the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of June 30, 2018 is as follows:

Function	Number
Management	6
Sales and marketing	7
Research and Development	18
Safety and environmental protection	15
Production	11
Procurement	5
New Material	12
Logistics	2
Quality control	11
Administration	33
Production workers	66
Total	186

E.            Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 14, 2017:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our executive officers and directors; and

•	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of June 14, 2018, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

		Approximate
		Percentage of
	Amount of	Outstanding
	Beneficial	Ordinary
Name and Address of Beneficial Owner(1)	Ownership	Shares(2)
Directors and Executive Officers:
Long Yi, CEO and Director	100,000	0.8%
Hongming Dong, CFO	-	-
Jiehui Fan, Director	-	-
Linchai Zhang, Director	-	-
Changguang Wu, Director	-	-
Anatoly Danilitskiy, Director	-	-
All directors and executive officers as a group (six individuals)	100,000	0.8%

Five Percent Holders:
Xiang Gao	2,056,340	16.2%
Kai Wang	2,204,854	17.4%
Jianxin Yang	913,928	7.2%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Delta Technology Holdings Limited, 16 Kaifa Avenue, Danyang, Jiangsu, China.

(2)	The percentage of shares beneficially owned is based on 12,660,314 ordinary shares outstanding as of June 14, 2018.

Item 7.	Major Shareholders and Related Party Transactions

A.            Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Guarantees in favor of the Company’s bank borrowings were received from Mr. Chao Xin, our former Chief Executive Officer, Chairman and the majority shareholder in the Company, for the year ended June 30, 2018, 2017 and 2016. The following is a summary of the Company’s bank borrowings as of June 30, 2017 and 2016:

Bank name	2017	2017

Dantu High Credit Cooperatives	$7,036,021	$7,036,021
Danyang Branch of China Construction Bank	3,309,750	3,309,750
Bank of Danyang Jiangsu Branch	3,731,894	3,731,894
Zhenjiang Branch of Shanghai Pudong Development Bank	5,826,474	5,826,474
Huaxia Bank Zhenjiang Branch	5,900,080	5,900,080
Minsheng Bank Zhenjiang Branch	3,453,224	3,453,224
Industrial and Commercial Bank of China Dantu District Branch	12,200,195	12,200,195
CITIC Bank Zhenjiang Branch	5,826,474	5,826,474
China Merchants Bank Danyang Branch	19,130,011	19,130,011
	$66,414,123	$68,313,619

The interest expenses for the years ended June 30, 2018, 2017 and 2016 were $1,388,102, $3,254,991 and $3,710,945, respectively.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

The Company is involved in various legal actions during the year ended June 30, 2018. As of June 30, 2018, the Company was involved in 16 lawsuits in China, of which the Company was plaintiff in relation to 3 trade business disputes, and the Company was defendant in relation to 13 financial loan disputes. The 3 trade business disputes with an aggregated claim of $291,892 have been adjudicated by the Court in favor of the Company to collect delinquent balances and interest from its customers. 1 out of 13 financial loan disputes with an aggregated balance of $3,455,962 have been adjudicated by the Court against the Company. 8 out of 13 financial loan disputes have been adjudicated by the court that the Company will be responsible for the guaranteed amount of $20,659,772 as guarantor to the debtors if the debtors fail to settle the delinquent amount. The remaining 4 out of 13 financial loan disputes with an aggregated balance $22,074,374 have been adjudicated by the court against the Company and the recourse rights of three bank loans with an aggregated balance $16,184,708 have been transferred out soon afterwards.

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

On January 20, 2017, Jiangsu Province Zhenjiang City Runzhou District Court (“Runzhou District Court”) ruled in favor of the plaintiff, China Merchants Bank Zhenjiang Branch, in its claim to freeze the defendants’ assets in an aggregated amount of RMB 5,000,000 (approximately USD737,528). The defendants include Jiangsu Delta, Danyang City Xingangjing Milengdai Co., Ltd., Xujun Sun and Dan Lu.

On May 4, 2017, the Runzhou District Court entered a judgment in favor of China Merchants Bank Zhenjiang Branch in a proceeding instituted against Jiangsu Delta, Danyang Meike Glasses Limited Company and four other individuals. The court ruled that Danyang Meike Glasses Limited Company shall pay the plaintiff its loan principal and accrued interest of RMB 7,150,781.8 (approximately US$1,054,781), and the other defendants, including Jiangsu Delta, shall be jointly and severally liable as guarantors.

On May 4, 2017, Runzhou District Court entered a judgment in favor of China Merchants Bank Zhenjiang Branch in a proceeding instituted against Jiangsu Delta, Zhenjiang City Liangming Guangxue Limited Company and other two individuals. The court ruled that Zhenjiang City Liangming Guangxue Limited Company shall pay the plaintiff its loan principal and accrued interests of RMB 12,090,133 (approximately US$1,783,363), and the other defendants, including Jiangsu Delta, shall be jointly and severally liable as guarantors.

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

China Construction Bank Danyang Branch instituted proceedings in the Danyang Court against Jiangsu Delta, Jiangsu Tiangong Tool Development Co., Ltd., Xin Chao and Qian Yang for breach of contract and for the repayment of the Jiangsu Delta principal of a loan and accrued interests amounting to RMB 23,722,608.2 (approximately USD3,499,219). As of the date of this report, no judgement has been rendered.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $1.140 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of June 30, 2018. As of June 30, 2018, our accumulated other comprehensive income was $3.28 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2018, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2018.

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

Management identified the following material weaknesses in its assessment of the effectiveness of internal control over financial reporting as of June 30, 2018:

The Company had inadequate accounting personnel who is capable of US GAAP and bilingual, and that it did not supply adequate training to new staff in a timely manner, which led to the delay of processing some transactions or events. The weakness resulted in the late filing of Form 20-F for the year ended June 30, 2016, and such weakness had not been fully remediated as of June 30, 2018.

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

Our board of directors has determined that Jiehui Fan is an independent director as defined by the rules of the NASDAQ Stock Market as well as qualifies as an audit committee financial expert as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3 under the Exchange Act.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Centurion (our independent registered public accounting firms), We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended June 30,
	2018	2017
Audit fees(1)	$137,000	$155,000
Audit related fees(2)	-	-
Tax fees(3)	-	-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.

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

Results of Operations and Financial Condition

Following are the audited financial results for the years ended June 30, 2018, 2017 and 2016 of Delta Technology Holdings Limited.

DELTA TECHNOLOGY HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Delta Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Delta Technology Holdings Limited (the “Company”) as of June 30, 2018 and 2017, and the related consolidated statements of operations and comprehensive losses, stockholders’ deficit and cash flows for each of the two years in the period ended June 30, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA Ltd.
Centurion ZD CPA Ltd. (fka DCAW (CPA) Ltd. As successor to Dominic K.F. Chan & Co.)
Hong Kong
November 14, 2018

We have served as the Company's auditor since 2015.

DELTA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2018 AND 2017

	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$1,018,708	$44,284
Restricted cash	-	13,276
Trade and other receivables (Note 5)	14,007,127	81,327,991
Inventories (Note 6)	5,067,731	5,282,737
	$20,093,566	$86,668,288
Non-current assets
Property, plant and equipment, net (Note 7)	$44,346,646	$46,608,189
Land use rights (Note 8)	2,032,346	2,032,547
Deferred tax assets	702,391	610,473
	$47,081,383	$49,251,209

Total assets	$67,174,949	$135,919,497

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables (Note 9)	$21,468,563	$13,131,216
Advances from customers	-	4,423,090
Bank borrowings and other loans (Note 10)	67,336,545	66,414,123
Income tax payables	191,810	187,261
Deferred tax liabilities	672,354	633,409
Dividends payable (Note 11)	-	35,000,000
Warrants liabilities	312,963	518,748
	$89,982,235	$120,307,847

Total liabilities	$89,982,235	$120,307,847

Equity
Ordinary shares, $0.0001 par value share, 150,000,000 shares authorized 12,660,314 and 11,061,679 shares issued and outstanding at June 30, 2018 and 2017 respectively	$1,266	$1,106
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	50,007,410	47,959,263
Statutory reserves	7,180,500	7,180,500
Accumulated losses	(83,279,164)	(35,389,829)
Accumulated other comprehensive income	3,282,702	(4,139,390)
Total (deficit) equity	$(22,807,286)	$15,611,650

Total liabilities and (deficit) equity	$67,174,949	$135,919,497

See notes to consolidated financial statements

DELTA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

	2018	2017	2016

Revenue	$38,452,206	$56,292,093	$53,418,112
Cost of sales	(36,488,874)	(52,367,418)	(48,713,456)
Gross profit	1,963,332	3,924,675	4,704,656

Operating expense:
Selling expenses	(2,383,372)	(1,416,283)	(2,251,997)
General and administrative expenses	(3,248,267)	(5,295,518)	(5,376,137)
Allowance for doubtful accounts and obsolescence stock	(77,808,582)	(25,162,381)	(7,509,470)
	(83,440,221)	(31,874,182)	(15,137,604)
Other income (expenses):
Interest expenses	(1,388,102)	(3,254,991)	(3,710,945)
Interest income	57	504	336,623
Change in fair value of warrants	205,785	531,099	6,856,682
Gain on disposal of a subsidiary	-	-	435,488
Other (loss) gains - net	(230,186)	2,245,651	(1,043,130)
	(1,412,446)	(477,737)	2,874,718

Loss before income taxes	(82,889,335)	(28,427,244)	(7,558,230)
Income taxes (Note 12)	-	-	802,627
Net loss	$(82,889,335)	$(28,427,244)	$(6,755,603)

Other comprehensive income (loss)
Foreign currency translation adjustments	7,422,092	(1,881,886)	(12,263,307)
	7,422,092	(1,881,886)	(12,263,307)

Comprehensive (loss) income	$(75,467,243)	$(30,309,130)	$(19,018,910)

(Loss) earnings per share attributable to Equity holders of the Company (Note 13)
- Basic	$(7.11)	$(2.87)	$(1.46)
- Diluted	$(7.11)	$(2.87)	$(1.46)

Weighted average shares used in calculating (Loss) earnings per ordinary share
- Basic	11,653,729	9,914,313	9,323,108
- Diluted	11,653,729	9,914,313	9,323,108

See notes to consolidated financial statements

DELTA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

					Retained	Accumulated
			Additional		earnings	other
	Share capital		paid-in	Statutory	(accumulated	comprehensive
	Ordinary share	Amount	capital	reserves	losses)	(Loss) income	Total
Balance as of July 1, 2015	8,720,994	872	41,427,773	7,180,500	(206,982)	10,005,803	58,407,966
Exercise of warrants	897,858	90	4,112,946	-	-	-	4,113,036
Net loss for the year	-	-	-	-	(6,755,603)	-	(6,755,603)
Foreign currency translation adjustment	-	-	-	-	-	(12,263,307)	(12,263,307)
Balance as of June 30, 2016	9,618,852	962	45,540,719	7,180,500	(6,962,585)	(2,257,504)	43,502,092

Balance as of July 1, 2016	9,618,852	962	45,540,719	7,180,500	(6,962,585)	(2,257,504)	43,502,092
Issuance shares for professional service	1,442,827	144	2,418,544	-	-	-	2,418,688
Net loss for the year	-	-	-	-	(28,427,244)	-	(28,427,244)
Foreign currency translation adjustment	-	-	-	-	-	(1,881,886)	(1,881,886)
Balance as of June 30, 2017	11,061,679	1,106	47,959,263	7,180,500	(35,389,829)	(4,139,390)	15,611,650

Balance as of July 1, 2017	11,061,679	1,106	47,959,263	7,180,500	(35,389,829)	(4,139,390)	15,611,650
Issuance shares for professional service	800,000	80	871,920	-	-	-	872,000
Issuance shares for placement	1,798,635	180	1,176,127	-	-	-	1,176,307
Cancellation for Escrow shares	(1,000,000)	(100)	100	-	-	-	-
Cancellation for dividend payable	-	-	-	-	35,000,000	-	35,000,000
Net (loss) for the year	-	-	-	-	(82,889,335)	-	(82,889,335)
Foreign currency translation adjustment	-	-	-	-	-	7,422,092	7,422,092
Balance as of June 30, 2018	12,660,314	1,266	50,007,410	7,180,500	(83,279,164)	3,282,702	(22,807,286)

See notes to consolidated financial statements

DELTA TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2018, 2017 AND 2016

	2018	2017	2016

Cash flows from operating activities:
Net loss	$(82,889,335)	$(28,427,244)	$(6,755,603)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Change in fair value of warrants	(205,785)	(531,099)	(6,856,682)
Share based compensation expenses	872,000	2,418,688	-
Depreciation of property and equipment	4,574,640	3,760,619	5,883,313
Amortization of land use rights	50,450	48,406	67,131
Gain on disposals of property, plant and equipment	-	(417,277)	(90,700)
Gain on disposals of a subsidiary	-	-	(435,488)
Deferred income taxes	0	-	(26,518)
Allowance for doubtful accounts	77,703,779	23,950,416	7,509,470
Allowance for Obsolescence stock	105,002	1,211,966	423,588
Impairment losses recognized on plant and equipment	-	-	2,599,980

Changes in assets and liabilities, net of effects of acquisitions and disposals:
Trade and other receivables	(7,193,135)	8,355,425	(7,101,570)
Inventories	244,362	(743,189)	2,671,325
Trade and other payables	8,169,616	(7,612,138)	(20,539,601)
Advances from customers	(4,609,894)	(1,671,028)	4,169,072
Income tax payables	-	-	(675,952)
Net cash (used in) provided by operating activities	(3,178,300)	343,545	(19,158,235)

Cash flows from investing activities:
Acquisitions of
- Land use rights	-	-	-
- Property, plant and equipment and construction in progress	(1,373,636)	(893,646)	(929,108)
Proceeds on the disposals of property and equipment	252,330	932,572	(1,516,850)
Proceeds on the disposal of land use rights	-	-	1,535,243
Net cash provided by (used in) investing activities	(1,121,306)	38,926	(910,715)

Cash flows from financing activities:
Cash received from share issuance	1,176,307	-	-
Proceeds from bank borrowings and other loans	28,256,564	-	115,610,739
Repayment of bank borrowings and other loans	(28,959,788)	(462,567)	(121,283,331)
Change in restricted cash	13,836	74,072	24,351,052
Net cash provided by (used in) financing activities	486,919	(388,495)	18,678,460

Effect of exchange rate changes on cash	4,787,111	(12,841)	1,236,027

Increase (decrease) in cash and cash equivalents	974,424	(18,865)	(154,463)
Cash and cash equivalents at beginning of year	44,284	63,149	217,612
Cash and cash equivalents at end of year	$1,018,708	$44,284	$63,149

Supplemental disclosures of cash flow information:
Interest paid	$1,388,094	$3,254,991	$3,710,945
Tax paid	$-	$-	$1,207,434

Major non-cash transactions:
Issuance shares for professional service	$872,000	$2,418,688	$-
Warrant exercise	$-	$-	$90

See notes to consolidated financial statements

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

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

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

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

On July 6, 2017, the 1,000,000 Earnout Payment Shares which held at Escrow has been cancelled due to the Company achieves Adjusted Net Income for full year ended June 30, 2016 and 2017 were lower than the Net Income Targets.

On November 21, 2017, Delta entered in to a securities purchase agreement (“SPA”) with certain accredited investors in connection with a private placement offering of 1,798,635 ordinary shares, par value $0.0001 per shares for gross proceeds of $1,176,307. In connection with the purchase of shares, the Purchasers has received warrant to purchase an aggregate of 359,727 ordinary shares pursuant to the SPA.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

Note 1 - Organization and Business Operations (Continued)

On November 21, 2017, the Company, Xin Chao, the CEO of the Company, Master Kingdom Holdings Limited (“Master”), a company duly organized under the laws of British Virgin Islands and controlled by Mr. Chao, KPCB China Fund LP (“KPCB China”), a partnership duly organized under the laws of Cayman Islands and KPCB China Founders Fund LP (“KPCB China Founders”), a partnership duly organized under the laws of Cayman Islands (together with Master, KPCB China, the “Sellers”), and certain purchasers as set forth on the signature page thereof (the “Purchasers”) entered into a share purchase agreement (the “Purchase Agreement”), pursuant to which Purchasers purchased from the Sellers a total of 3,858,125 ordinary shares of the Company (“Shares”). In full consideration for the Shares, the Purchasers paid the Sellers $2,250,000 of cash and forgave certain debt in the aggregate amount of $1,938,530 pursuant to certain promissory note issued by Master in favor of the Purchases by delivering a general release in favor of Master. The transaction contemplated by the Purchase Agreement closed on the same day.

On May 22, 2018, Delta Technology Holdings Limited establish a U.S. subsidiary named as Delta Technology Holdings USA Inc. Delta Technology Holdings USA Inc issued 200 shares without par value to Delta Technology Holdings Limited.

Master and Mr. Chao, agreed to continue to manage daily operations of the Company’s subsidiaries and assume all obligations and liabilities in connection the operations of the Company’s subsidiaries post-closing. The Sellers agreed to certain other post-closing covenants in relation to operating the Company’s business in its ordinary course, including but not limited to, providing monthly financial reports to the Purchasers, paying taxes and debt obligations on a timely basis and refraining from consummating mergers, acquisitions or sales of assets.

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

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

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

Borrowing Costs

Borrowing costs are recognised in profit or loss using the effective interest method except for those costs that are directly attributable to assets under construction. Borrowing costs on general borrowings are capitalised by applying a capitalization rate to construction or expenditures that are financed by general borrowings. Borrowing costs on general financing during the years ended June 30, 2018, 2017 and 2016 were capitalized at a rate of 4.67%, 4.9% and 5.2% respectively.

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

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

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

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

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

The Company’s evaluation resulted in no long-lived asset impairment charges during the years ended June 30, 2018, 2017 and 2016.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The Company first assesses qualitative factors to determine whether it is more likely than not that goodwill is impaired. If the more likely than not threshold is met, we perform a quantitative impairment test. The Company’s evaluation resulted in goodwill impairment charges of nil, nil and nil respectively during the years ended June 30, 2018, 2017 and 2016.

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

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

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

Advertising Expenses

Advertising expenses are expensed as incurred. The advertising expenses were not material for the years ended June 30, 2018, 2017 and 2016.

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

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

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

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

Note 3 - Going concern

As shown in the accompanying consolidated financial statements, the Company has generated a net loss of $82,889,337 and an accumulated deficit of $83,279,164 as of June 30, 2018. The Company also experienced insufficient cash flows from operations and will be required continuous financial support from the shareholders. The Company will need to raise capital to fund its operations until it is able to generate sufficient revenue to support the future development. Moreover, the Company may be continuously raising capital through the sale of debt and equity securities.

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

During the year, the Company has guaranteed for its business partners on repayment of bank loan. As of June 30, 2018, the Company was involved in 8 lawsuits for which the business partners were being sued for delinquent balances. The lawsuit cases were adjudicated by the Court that the Company will take guarantor's responsibility to repay the bank loan for an aggregated balance of $20,659,772 when the debtors are insolvent.

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

Details of major customers accounting for 10% or more of the Company’s sales or trade receivables are as follows:

	Sales		Trade receivables
	2018	2017	2018	2017
Customer A	6.99%	11.22%	8.82%	6.46%
Customer B	0.00%	4.13%	0.72%	24.36%
Customer C	0.00%	15.21%	0.04%	10.16%
Customer D	0.00%	5.83%	45.60%	31.08%
Customer E	8.91%	0.00%	0.00%	0.00%

Details of suppliers accounting for 10% or more of the Company’s purchases or trade payables are as follows:

	Purchases		Trade payables
	2018	2017	2018	2017
Supplier A	0.00%	33.77%	0.00%	0.00%
Supplier B	11.47%	37.93%	39.80%	10.35%
Supplier C	0.00%	0.00%	27.04%	53.03%
Supplier D	0.00%	21.09%	0.00%	0.00%
Supplier E	25.70%	0.00%	0.89%	0.00%
Supplier F	18.60%	0.00%	3.20%	0.00%

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

Note 5 - Trade and Other Receivables

	2018	2017

Trade receivables	55,939,914	48,106,207
Bad debt provision	(50,394,551)	(27,112,258)
Trade receivables - net	5,545,363	20,993,949
Notes receivable	385,278	616,710
Other receivables	8,074,729	55,684,639
Prepayment and deposits	1,757	4,032,693
	14,007,127	81,327,991

Age analysis of trade and other receivables:

	2018	2017

Past due over 3 months	592,083	8,235,786
Past due over 3 to 6 months	943,175	2,852,716
Past due over 6 months	12,471,869	70,239,489
	14,007,127	81,327,991

Note 6 - Inventories

	2018	2017

Finished goods	4,426,509	1,513,895
Raw materials	641,222	3,768,842
	5,067,731	5,282,737

The cost of inventories recognized as an expense and included in cost of sales amounts to $27,274,625, $43,990,515 and $44,722,232 for the year ended June 30, 2018, 2017 and 2016, respectively.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

Note 7 - Property, Plant and Equipment

	2018	2017

Buildings	13,144,328	12,863,535
Machinery	56,482,962	55,256,545
Vehicles	239,137	277,176
Plant and equipment	4,719,918	4,443,682
Software	26,516	81,471
Construction in progress	1,325,444	926,379
	75,938,305	73,848,788
Less: Accumulated depreciation	(31,591,659)	(27,240,599)
Property, plant and equipment, net	44,346,646	46,608,189

Borrowing costs capitalized during the years ended June 30, 2018, 2017 and 2016 were $nil, $nil and $nil respectively.

Buildings with net book value of approximately $228,354, $238,342 and $258,922 were used as collateral of short term bank borrowings for the years ended June 30, 2018, 2017 and 2016, respectively.

The depreciation expenses for the years ended June 30, 2018, 2017 and 2016 were $4,574,640, $3,760,619 and $5,883,313, respectively.

The impairment losses recognized on plant and equipment which were no more use for future production for the years ended June 30, 2018, 2017 and 2016 were $nil, $nil and $2,599,980, respectively.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

Note 8 - Land Use Rights

	2018	2017

Land use rights	$2,482,125	$2,497,728
Less: Accumulated amortization	(449,779)	(465,181)
Land use rights - net	$2,032,346	$2,032,547

Land use rights with net book value of approximately $1,594,678, $1,595,295 and $1,667,055 were used as collateral of short term bank borrowings for the years ended June 30, 2018, 2017 and 2016, respectively.

The Company has disposed land use rights during 2016, the consideration received was $452,955 and the net land use rights disposal was $447,366. The Company has recorded a gain on disposal of $5,589 for the year ended June 30, 2016.

The amortization expenses for the years ended June 30, 2018, 2017 and 2016 were $50,450 $48,406 and $67,131, respectively.

Twelve months ending June 30,
2019	$49,582
2020	49,582
2021	49,582
2022	49,582
2023	49,582
Thereafter	1,784,436
Total	$2,032,346

Note 9 - Trade and Other Payables

	2018	2017

Trade payables	18,120,016	10,203,538
Accruals	262,816	271,535
Other tax payable	1,099,198	1,336,007
Other payables	1,986,533	1,320,136
	21,468,563	13,131,216

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

Note 10 – Bank Borrowings and other loans

	2018	2017
Bank Borrowings	$39,441,876	$66,414,123
Other loans	27,894,669	-
	$67,336,545	$66,414,123

1.	Bank Borrowings

The Bank borrowing as of June 30, 2018 and 2017 were $39,441,876and $66,414,123 respectively.

The following is a summary of the Company’s bank borrowings as of June 30, 2018 and 2017:

	2018	2017
Bank name

Dantu high credit cooperatives	$7,222,071	$7,036,021
Danyang branch of China Construction Bank	-	3,309,750
Bank of Danyang Jiangsu branch	3,490,164	3,731,894
Zhenjiang branch of Shanghai Pudong Development Bank	-	5,826,474
Huaxia Bank Zhenjiang branch	-	5,900,080
Minsheng Bank Zhenjiang branch	3,535,491	3,453,224
Industrial and Commercial Bank of China Dantu District Branch	-	12,200,195
CITIC Bank Zhenjiang branch	5,968,030	5,826,474
China Merchants Bank Danyang branch	19,226,120	19,130,011
	$39,441,876	$66,414,123

2.	Other loans

The other loan payable as of June 30, 2018 and 2017 were $67,336,545 and $Nil respectively.

The following is a summary of the Company’s other loans as of June 30, 2018 and 2017:

	2018	2017
Name of Asset Management Company

China Orient Asset Management Co., Ltd Jiangsu branch[1]	$9,354,645	$-
Jiangsu Asset Management Co., Ltd[2]	6,043,423	-
China Huarong Asset Management Co., Ltd Jiangsu branch[3]	12,496,601	-
	$27,894,669	$-

1 Transferred from Danyang branch of China Construction Bank and Zhenjiang branch of Shanghai Pudong Development Bank, total amount is $3,386,616 and $5,968,029 respectively.

2 Transferred from Huaxia Bank Zhenjiang branch

3 Transferred from Industrial and Commercial Bank of China Dantu District Branch

The interest expenses for the years ended June 30, 2018, 2017 and 2016 were $1,383,257, $3,254,991 and $3,710,945, respectively.

Borrowings and other loans primarily consist of loans denominated in Renminbi, and U.S. dollars. Bank borrowings are secured over certain bank deposits, certain trade receivables, certain plant and machinery, and certain land use rights. The bank borrowings are guaranteed by a number of unrelated parties, and Mr. Chao Xin, our Chief Executive Officer, Chairman and a shareholder of the Company.

Buildings with net book value of approximately $228,354, $238,342 and $258,922 were used as collateral of short term bank borrowings for the years ended June 30, 2018, 2017 and 2016, respectively. (note 7)

Land use rights with net book value of approximately $1,594,678, $1,595,295 and $1,667,055 were used as collateral of short term bank borrowings for the years ended June 30, 2018, 2017 and 2016, respectively. (note 8)

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

Note 11 - Dividends Payable

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

Note 12 - Income Taxes

The income tax provision consisted of the following:

	2018	2017	2016
Current income tax expense	-	-	(776,109)
Deferred taxation	-	-	(26,518)
	-	-	(802,627)

The difference between the income tax expenses and the expected income tax computed at statutory Enterprise Income Tax rate (“EIT”) of the PRC was as follows:

	2018	2017	2016

Loss before income taxes	(82,889,335)	(28,427,244)	(7,558,230)

Income tax computed at statutory EIT rate (25%)	(20,722,334)	(7,106,811)	(1,889,558)
Effect of different tax rates available to different jurisdictions		-	-
Non-deductible expenses	19,452,146	6,290,595	1,086,931
Change in valuation allowance and others	1,270,188	816,216	-
	-	-	(802,627)

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

Note 12 - Income Taxes (Continued)

Deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carryforwards. Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the following approximate deferred tax assets and liabilities as of June 30, 2018 and 2017 are presented below:

	2018	2017
Current portion:
Tax loss c/f	207,868	207,868
Receivables provision	494,524	402,605
Corporation Income Tax in accordance with the PRC State Administration of Taxation	(672,354)	(633,409)
Net deferred tax (liabilities) assets	30,038	(22,936)

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

	2018	2017	2016
Numerator:
Net (loss) income attributable to ordinary shareholders for computing net income per ordinary share – basic	$(82,889,335)	$(28,427,244)	$(6,755,603)
(Gain) loss on valuation of warrants	(205,785)	(531,099)	(6,856,682)
Net (loss) income attributable to ordinary shareholders for computing net income per ordinary share – diluted	$(83,095,120)	$(28,958,343)	$(13,612,285)

Denominator:
Weighted average number of shares used in calculating net income per ordinary share – basic	11,653,729	9,914,313	9,323,108
Weighted average number of shares used in calculating net income per ordinary share – diluted	11,653,729	9,914,313	9,323,108

The 359,727 warrants were not included in the computation of diluted earnings per share as their effects would have been anti-dilutive since the average share price for the year ended June 30, 2018 was lower than the warrants exercise price.

Net (loss) income per ordinary share - basic	$(7.11)	$(2.87)	$(1.46)
Net (loss) income per ordinary share - diluted	$(7.11)	$(2.87)	$(1.46)

Note 14 – Operating Lease

The Company did not have any operating lease as of June 30, 2018 and 2017.

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

Note 15 –Related Party Transactions

In addition to the information disclosed elsewhere in the financial statements, the following transaction took place between the Company and related parties at terms agreed between the parties:

Guarantees in favour of the Company’s bank borrowings were received from Mr. Chao Xin, our Chief Executive Officer, Chairman and a shareholder for the years ended June 30, 2018, 2017 and 2016.

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

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

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

In connection with the Private Placement, on December 21, 2012, the founders (CIS Acquisition Holding Co Ltd) and certain of their designees purchased 4,500,000 warrants (the “Placement Warrants”) at a price of $0.75 per warrants for an aggregate purchase price of $3,375,000. The Placement warrants are identical to the public warrants, except that the Placement warrants are (i) subject to certain transfer restrictions described below, (ii) cannot be redeemed by the Company, and (iii) may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares after consummation of an Acquisition Transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the Placement warrants, so long as such warrants are held by the founders or their designees, or their affiliates. Notwithstanding the foregoing, if the Placement warrants are held by the holders other than the founders or their permitted transferees, the Placement warrants will only be exercisable by the holders on the same basis as the public warrants included in the units being sold in the Public offering. As at December 18, 2017, all the Public warrants were expired.

On November 21, 2017, the company issued 359,727 warrants to the shareholder in connection with a private placement offering of 1,798,635 ordinary shares. The warrant has an exercise price of $1.31 per share and is exercisable for five years from the date of issuance.

As at June 30, 2018, there were 359,727 warrants outstanding. The fair value of the warrants is $312,962

DELTA TECHNOLOGY HOLDINGS LIMITED

Notes to Consolidated Financial Statements

FOR THE YEARS ENDED June 30, 2018, 2017 and 2016

Note 18 – Commitments and contingency

Commitments

The Company did not have any commitment as of June 30, 2018.

Contingency

During the year, the Company has guaranteed for its business partners on repayment of bank loans. As of June 30, 2018, the Company was involved in 8 lawsuits for which the business partners were being sued for delinquent balances. The lawsuit cases were adjudicated by the Court that the Company will take guarantor's responsibility to repay the bank loan for an aggregated balance of $20,659,772 when the debtors are insolvent.

Litigation

The Company is involved in various legal actions during the year ended June 30, 2018. As of June 30, 2018, the Company was involved in 16 lawsuits in China, of which the Company was plaintiff in relation to 3 trade business disputes, and the Company was defendant in relation to 13 financial loan disputes. The 3 trade business disputes with an aggregated claim of $291,892 have been adjudicated by the Court in favor of the Company to collect delinquent balances and interest from its customers. 1 out of 13 financial loan disputes with an aggregated balance of $3,455,962 have been adjudicated by the Court against the Company. 8 out of 13 financial loan disputes have been adjudicated by the court that the Company will be responsible for the guaranteed amount $20,659,772 once the debtors fail to settle the delinquent amount. The remaining 4 out of 13 in relation to bank loan disputes with an aggregated balance $22,074,374 have been adjudicated by the court against the Company and the recourse right of three bank loans with an aggregated balance $16,184,708 have been transferred out soon afterward.

Note 19 - Subsequent Event

On July 3, 2018, the Company issued 100,000 incentive shares to Long Yi and 50,000 shares to Wenyuan Zhang under the Company’s 2018 Equity Incentive Plan.

On July 10, 2018, the financial loan dispute of which the Company was defendant with an aggregated indemnity balance $5,889,666 was adjudicated by the Court. The Company was ordered to repay the aggregated delinquent balances of $5,889,666 to Shanghai Pudong Development Bank. As of June 30, 2018, Shanghai Pudong Development Bank transferred the recourse right to China Orient Asset Management Co., Ltd. The Company need to repay the delinquent amount to China Orient Asset Management Co., Ltd.

On September 18, 2018, the Company entered into certain securities purchase agreement with certain non US persons pursuant to which the Company agreed to offer and sell up to 2,500,000 ordinary shares at $0.55 per shares. The net proceeds of the Offering shall be used by the Company for working capital and general corporate purposes.

On October 28, 2018, in anticipation of the Closing, the Company has entered into a series of VIE agreements between Shanghai MYT and Hunan MYT (the “VIE Agreements”), pursuant to which the Company is going to launch a tea shop chain under the brand Mingyuntang in China as part of the Company’s efforts to explore new business lines outside of its specialty chemical business.

Except for the above, there were no events or transactions other than those disclosed in this report, if any, that would require recognition or disclosure in our financial statements for the year ended June 30, 2018.

ITEM 19.	EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: November 14, 2018	DELTA TECHNOLOGY HOLDINGS LIMITED

/s/ Long Yi
Long Yi
Chief Executive Officer and Chairman

95

EXHIBIT INDEX

Exhibit No.	Description
1.1(4)	Amended and Restated Memorandum of Association
1.2(4)	Amended and Restated Articles of Association
2.1(1)	Specimen Unit Certificate
2.2(1)	Specimen Public Warrant Certificate
2.3(1)	Specimen Placement Warrant Certificate
2.4(1)	Form of Warrant Agreement
2.5(1)	Form of Unit Purchase Option
4.1(1)	Form of Letter Agreement by and among the Registrant, Chardan Capital Markets, LLC and the founders
4.2(1)	Form of Services Agreement between the Registrant and Chardan Capital Markets, LLC
8.1*	List of Subsidiaries of the Company
10.1(2)	Stock Purchase Agreement by and among CIS Acquisition Ltd., Elite Ride Limited, Delta Advanced Materials Limited, and the shareholders of Elite Ride Limited, dated September 16, 2014
10.2 (3)	Registration Rights Agreement by and among CIS Acquisition Ltd. and the holders of Elite Ride Limited, dated September 19, 2014
10.3(3)	Voting Agreement by and among the Company, Elite Ride Limited, Delta Advanced Materials Limited, and certain shareholders of Elite Ride Limited dated September 19, 2014
10.4(3)	Call Agreement by and among CIS Acquisition Ltd. and CIS Sponsors dated September 19, 2014
10.5*	Exclusive Business Cooperation Agreement between Shanghai MYT and Hunan MYT, dated October 28, 2018
10.6*	Exclusive Option Agreement among Peng Fang, Shanghai MYT and Hunan MYT, dated October 28, 2018
10.7*	Share Pledge Agreement among Peng Fang, Shanghai MYT and Hunan MYT, dated October 28, 2018
10.8*	Timely Reporting Agreement between Shanghai MYT and Hunan MYT, dated October 28, 2018
10.9*	Form of Securities Purchase Agreement.in connection with the private placement offering of up to 2,500,000 ordinary shares
11.1(1)	Code of Ethics
12.1*	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Centurion ZD CPA Limited
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
(1)	Incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224).
(2)	Incorporated herein by reference to the Company’s Form 6-K (File No. 001-35755) filed on September 19, 2014.
(3)	Incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on September 25, 2014.
(4)	Incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015.

96