Form 20-F
period 2019-06-30
Urban Tea, Inc.
filed 2019-10-25
CIK 1543268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report____________________

For the transition period from ___________________________ to ___________________________

Commission File Number: 001-35755

Urban Tea, Inc.

(Exact name of Registrant as specified in its charter)

_________________________________

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

(Address of principal executive offices)

Long Yi

Chief Executives Officer

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

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

As of June 30, 2019, the issuer had 26,180,314 ordinary shares issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐  Yes    ☐  No

i

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	the “Company,” “we,” “us,” “our company” and “our” refer to Urban Tea, Inc., formerly Delta Technology Holdings Limited (together with its subsidiaries and affiliated entities, except the contact indicates otherwise);

●	“Elite” are to Elite Ride Limited, which was our wholly owned subsidiary and a company organized in the BVI;

●	“Delta” are to Delta Advanced Materials Limited, a Hong Kong company, as well as Delta’s wholly-owned operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”) and Binhai Deda Chemical Co., Ltd (“Binhai Deda”).

●	“Acquisition” are to our acquisition of Elite on September 19, 2014, pursuant to a share exchange transaction among us, Elite, Delta and shareholders of Elite;

●	“Disposition” are to our disposition of Elite on February 9, 2019, pursuant to a share purchase agreement among us, Elite, Delta, and HG Capital Group Limited, which closed on April 13, 2019;

●	“Mingyuntang” are to a new line of business that the Company is planning on entering into through a series of VIE agreements between the Company’s newly formed subsidiary, Shanghai Ming Yun Tang Tea Limited (“Shanghai MYT”), and Hunan Ming Yun Tang Brand Management Co., Ltd. (“Hunan MYT”).

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China;

●	“Hong Kong dollars,” “HKD” and “HK$” are to the legal currency of Hong Kong; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB 6.8223 to US$1.00, the average exchange rate for the fiscal year ended June 30, 2019 as set forth at www.x-rates.com. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

ii

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data present the results for the five fiscal years ended and as of June 30, 2019, 2018, 2017, 2016, and 2015. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	For the Years Ended June 30
	2019	2018	2017	2016	2015
Statement of Income Data
Revenue	$401,814	$-	$-	$-	$-
Cost of Sales	$(236,661)	$-	$-	$-	$-
Gross Profit	$165,153	$-	$-	$-	$-
Net (Loss)/Income from Continuing Operations	$(932,863)	$(683,295)	$(2,200,106)	$6,856,682	$(7,906,529)
Net Income/(Loss) from Discontinued Operations	$28,488,305	$(82,206,040)	$(26,227,138)	$(13,612,285)	$(9,313,048)
Net Income/(Loss)	$27,555,442	$(82,889,335)	$(28,427,244)	$(6,755,603)	$1,406,519
Comprehensive Income/(Loss)	$27,253,220	$(75,467,243)	$(30,309,130)	$(19,018,910)	$5,372,660
Earnings/(Loss) per share – basic and diluted	$1.53	$(7.11)	$(2.87)	$(1.46)	$1.44
Weighted average shares – basic and diluted	$18,055,150	$11,653,729	$9,914,313	$9,323,108	$6,462,577

Balance Sheet Data
Working Capital (deficiency)	$7,603,606	$(69,888,669)	$(33,639,559)	$(10,379,902)	$(10,419,909)
Total assets	$10,846,549	$67,174,949	$135,919,497	$176,144,150	$225,724,786
Total liabilities	$1,694,682	$89,982,235	$120,307,846	$132,642,058	$167,316,820
Total equity (deficit)	$9,151,867	$(22,807,286)	$15,611,650	$43,502,092	$58,407,966

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Risks related to Our Business

We may not be able to successfully implement our growth strategy on a timely basis or at all, which could harm our results of operations.

Our continued growth depends, in large part, on our ability to open new stores and to operate those stores successfully. We believe there is a significant opportunity to expand our store base in the PRC from the 8 stores in the Hunan province as of June 30, 2019 to potentially add up to an additional 70 stores in across the PRC by June 30, 2021, based on management estimates. For the year ended June 30, 2020, we expect to open approximately 25 additional stores in the Hunan province. Over the longer term, we believe that we have the ability to open approximately 25 stores annually. Our growth depends, in part, on increasing consumer awareness and consumption of tea in the PRC, as well as successfully expanding our operating experience from the Hunan province to other regions of the PRC.

Our ability to successfully open and operate new stores depends on many factors, including:

●	Our ability to increase brand awareness in Hunan and to increase tea consumption in areas where we open stores;

●	the identification and availability of suitable sites for store locations, the availability of which is beyond our control;

●	the negotiation of acceptable lease terms;

●	the maintenance of adequate distribution capacity, information systems and other operational system capabilities;

●	integrating new managed and JV stores into our existing buying, distribution and other support operations;

●	the hiring, training and retention of store management and other qualified personnel;

●	assimilating new store employees into our corporate culture;

●	the effective sourcing and management of inventory to meet the needs of our stores on a timely basis; and

●	the availability of sufficient levels of cash flow and financing to support our expansion.

Unavailability of attractive store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties in staffing and operating new store locations or lack of customer acceptance of stores in new market areas may negatively impact our new store growth and the costs or the profitability associated with new stores.

Additionally, some of our new stores may be located in areas where we have little experience or a lack of brand recognition, particularly in first-tier cities such as Beijing and Shanghai. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause these new stores to be less successful than stores in our existing markets. Other new stores may be located in areas where we have existing stores. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation of markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

Accordingly, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our store base as planned, that any new stores will perform as planned. If we fail to successfully implement our growth strategy, we will not be able to sustain the rapid growth in sales and profits that we expect, which would likely have an adverse impact on the price of our ordinary shares.

Our business largely depends on a strong brand image, and if we are unable to maintain and enhance our brand image, particularly in new markets where we have limited brand recognition, we may be unable to increase or maintain our level of sales.

We believe that our brand image and brand awareness has contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. Our ability to successfully integrate new stores into their surrounding communities, to expand into new markets or to maintain the strength and distinctiveness of our brand in our existing markets will be adversely impacted if we fail to connect with our target customers. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations, store graphics and employee training, which could adversely affect our cash flow and which may ultimately be unsuccessful. Furthermore, our brand image could be jeopardized if we fail to maintain high standards for merchandise quality, if we fail to comply with local laws and regulations or if we experience negative publicity or other negative events that affect our image and reputation. Some of these risks may be beyond our ability to control, such as the effects of negative publicity regarding our suppliers. Failure to successfully market and maintain our brand image in new and existing markets could harm our business, results of operations and financial condition.

Our limited operating experience and limited brand recognition in other regions of the PRC may limit our expansion strategy and cause our business and growth to suffer.

Our future growth depends, to a considerable extent, on our expansion efforts outside of Hunan province into other regions of the PRC. Our current operations are based largely in the Hunan province. We have a limited number of customers and limited experience in operating outside of Hunan. We also have limited experience with market practices outside of Hunan and cannot guarantee that we will be able to penetrate or successfully operate in any market outside of Hunan. We may also encounter difficulty expanding in other regions’ markets because of limited brand recognition. In particular, we have no assurance that our marketing efforts will prove successful outside of the narrow geographic regions in which they have been used. In addition, because tea consumption is greater in Hunan than some other regions of the PRC on a per capita basis, we may encounter challenges in those regions in establishing consumer awareness and loyalty or interest in our products and our brand to a different degree than in Hunan. The expansion into other regions may also present competitive, merchandising, forecasting and distribution challenges that are different from or more severe than those we currently face. Failure to develop new markets outside of Hunan or disappointing growth outside of Hunan may harm our business and results of operations.

We face significant competition from other specialty tea and beverage retailers and retailers of grocery products, which could adversely affect us and our growth plans.

The Chinese tea market is highly fragmented. We compete directly with a large number of relatively small independently owned tea retailers and a number of regional and national tea retailers, as well as retailers of grocery products, including loose-leaf tea and tea bags and other beverages. We compete with these retailers on the basis of taste, quality and price of product offered, atmosphere, location, customer service and overall customer experience. We must spend considerable resources to differentiate our customer experience. Some of our competitors may have greater financial, marketing and operating resources than we do. Therefore, despite our efforts, our competitors may be more successful than us in attracting customers. In addition, as we continue to drive growth in our category in Hunan, our success, combined with relatively low barriers to entry, may encourage new competitors to enter the market. As we continue to expand geographically, we expect to encounter additional regional and local competitors.

We plan to use primarily cash from our prior offering as well as our operations to finance our growth strategy, and if we are unable to maintain sufficient levels of cash flow we may not meet our growth expectations.

We intend to finance our growth through the cash flows generated by our existing stores and the net proceeds from our previous and future financings. Our primary source of financing for our growth will be cash from our prior offering as well as our operations. However, if our stores are not profitable or if our store profits decline, we may not have the cash flow necessary in order to pursue or maintain our growth strategy. We may also be unable to obtain any necessary financing on commercially reasonable terms to pursue or maintain our growth strategy. If we are unable to pursue or maintain our growth strategy, the market price of our ordinary shares could decline and our results of operations and profitability could suffer.

The planned addition of a significant number of new stores each year will require us to continue to expand and improve our operations and could strain our operational, managerial and administrative resources, which may adversely affect our business.

Our growth strategy calls for the opening of a significant number of new stores each year and our continued expansion will place increased demands on our operational, managerial, administrative and other resources, which may be inadequate to support our expansion. Our senior management team may be unable to effectively address challenges involved with expansion forecasts for years ended on June 30, 2020 and 2021.    Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems and to hire, train and retain regional directors, district managers, store managers and other personnel. Implementing new systems, controls and procedures and these additions to our infrastructure and any changes to our existing operational, managerial, administrative and other resources could negatively impact our results of operations and financial condition.

As we expand our store base we may not experience the same increases in comparable sales or profitability that we have experienced in the past.

We may not be able to maintain the levels of comparable sales that we have experienced historically. If our future comparable sales decline or fail to meet market expectations, the price of our ordinary shares could decline. In addition, the aggregate results of operations of our stores have fluctuated in the past and can be expected to continue to fluctuate in the future. A variety of factors affect comparable sales including consumer tastes, competition, current economic conditions, pricing, inflation and weather conditions. These factors may cause our comparable sales results to be materially lower than recent periods and our expectations, which could harm our results of operations and result in a decline in the price of our ordinary shares.

Any decrease in customer traffic in the shopping malls or other locations in which our stores are located could cause our sales to be less than expected.

Our stores are located in shopping malls, other shopping centers and street locations. Sales at these stores are derived, to a significant degree, from the volume of customer traffic in those locations and in the surrounding area. Our stores benefit from the current popularity of shopping malls and centers as shopping destinations and their ability to generate customer traffic in the vicinity of our stores. Our sales volume and customer traffic may be adversely affected by, among other things:

●	economic downturns in the PRC or regionally;

●	high fuel prices;

●	changes in consumer demographics;

●	a decrease in popularity of shopping malls or centers in which a significant number of our stores are located;

●	the closing of a shopping mall’s or center’s “anchor” store or the stores of other key tenants; or

●	a deterioration in the financial condition of shopping mall and center operators or developers which could, for example, limit their ability to maintain and improve their facilities.

A reduction in customer traffic as a result of these or any other factors could have a material adverse effect on us.

In addition, severe weather conditions and other catastrophic occurrences in areas in which we have stores may have a material adverse effect on our results of operations. Such conditions may result in physical damage to our stores, loss of inventory, decreases in customer traffic and closure of one or more of our stores. Any of these factors may disrupt our business and have a material adverse effect on our financial condition and results of operations.

If we are unable to attract, train, assimilate and retain employees that embody our culture, including store personnel, store and district managers and regional directors, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train, assimilate and retain a sufficient number of employees, including store managers, district managers and regional directors, who understand and appreciate our culture, are able to represent our brand effectively and establish credibility with our customers. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. In addition, the rate of employee turnover in the retail industry is typically high and finding qualified candidates to fill positions may be difficult. Our planned growth will require us to attract, train and assimilate even more personnel. Any failure to meet our staffing needs or any material increases in team member turnover rates could have a material adverse effect on our business or results of operations. We also rely on temporary or seasonal personnel to staff our stores and distribution centers, especially during Chinese New Year. We cannot guarantee that we will be able to find adequate temporary or seasonal personnel to staff our operations when needed, which may strain our existing personnel and negatively impact our operations.

Because our business is highly concentrated on a single, discretionary product category, tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise, we are vulnerable to changes in consumer preferences and in economic conditions affecting disposable income that could harm our financial results.

Our business is not diversified and consists primarily of developing, sourcing, producing, marketing and selling tea beverages, light meals, baked goods and tea-related gifts and accessories. Consumer preferences often change rapidly and without warning, moving from one trend to another among many retail concepts. Therefore, our business is substantially dependent on our ability to educate consumers on the many positive attributes of tea and anticipate shifts in consumer tastes. Any future shifts in consumer preferences away from the consumption of tea beverages would also have a material adverse effect on our results of operations. In particular, there has been an increasing focus on health and wellness by consumers, which we believe has increased demand for products, such as our teas, that are perceived to be healthier than other beverage alternatives. If such consumer preference trends change, or if our teas are not perceived to be healthier than other beverage alternatives, our financial results could be adversely affected.

Consumer purchases of specialty retail products, including our products, are historically affected by economic conditions such as changes in employment, salary and wage levels, the availability of consumer credit, inflation, interest rates, tax rates, fuel prices and the level of consumer confidence in prevailing and future economic conditions. These discretionary consumer purchases may decline during recessionary periods or at other times when disposable income is lower. Our financial performance may become susceptible to economic and other conditions in regions or states where we have a significant number of stores. Our continued success will depend, in part, on our ability to anticipate, identify and respond quickly to changing consumer preferences and economic conditions.

Our success depends, in part, on our ability to source, develop and market new varieties of teas and tea blends, tea accessories and other tea-related merchandise that meet our high standards and customer preferences.

We currently offer approximately 30 varieties of tea beverages, including 10 to 15 new teas and tea blends each year, and a wide assortment of light meals, baked goods, tea accessories and other tea-related merchandise. Our success depends in part on our ability to continually innovate, develop, source and market new varieties of tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise that both meet our standards for quality and appeal to customers’ preferences. Failure to innovate, develop, source and market new varieties of tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise that consumers want to buy could lead to a decrease in our sales and profitability.

We may experience negative effects to our brand and reputation from real or perceived quality or safety issues with our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise, which could have an adverse effect on our operating results.

We believe our customers rely on us to provide them with high-quality tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise. Concerns regarding the safety of our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise or the safety and quality of our supply chain could cause consumers to avoid purchasing certain products from us or to seek alternative sources of tea, even if the basis for the concern has been addressed or is outside of our control. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise sold at our stores, could discourage consumers from buying our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise and have an adverse effect on our brand, reputation and operating results.

Furthermore, the sale of tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise entails a risk of product liability claims and the resulting negative publicity. For example, tea supplied to us may contain contaminants that, if not detected by us, could result in illness or death upon their consumption. Similarly, light meals, baked goods, tea accessories and other tea-related merchandise could contain contaminants or contain design or manufacturing defects that could result in illness, injury or death. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls in the future.

Any loss of confidence on the part of our customers in the safety and quality of our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of quality tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise and could significantly reduce our brand value. Issues regarding the safety of any teas, tea accessories or other tea-related merchandise sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of Internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely affect our reputation or subject us to fines or other penalties.

Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Information concerning us may be posted on social media platforms and similar devices by unaffiliated third parties, whether seeking to pass themselves off as us or not, at any time, which may be adverse to our reputation or business. The harm may be immediate without affording us an opportunity for redress or correction.

While we do not rely on a limited number of third-party suppliers and manufacturers, we may not be able to obtain quality products on a timely basis or in sufficient quantities.

We do not rely on a limited number of vendors to supply us with our raw materials on a continuous basis. However, our financial performance depends in large part on our ability to purchase tea in sufficient quantities at competitive prices from vendors. In general, we do not have long-term purchase contracts or other contractual assurances of continued supply, pricing or exclusive access to products from these vendors.

Any of our suppliers or manufacturers could discontinue supplying us with teas in sufficient quantities for a variety of reasons. The benefits we currently experience from our supplier and manufacturer relationships could be adversely affected if they:

●	raise the prices they charge us;

●	discontinue selling products to us;

●	sell similar or identical products to our competitors; or

●	enter into arrangements with competitors that could impair our ability to sell our suppliers’ and manufacturers’ products, including by giving our competitors exclusive licensing arrangements or exclusive access to tea blends or limiting our access to such arrangements or blends. Events that adversely affect our vendors could impair our ability to obtain inventory in the quantities and at the quality that we desire. Such events include difficulties or problems with our vendors’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters or other catastrophic occurrences.

More generally, if we experience significant increased demand for our teas, tea accessories and other tea-related merchandise, or need to replace an existing vendor, there can be no assurance that additional supplies or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any vendor would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality requirements. In the event we are required to find new sources of supply, we may encounter delays in production, inconsistencies in quality and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays, interruption or increased costs in the supply of raw materials could have an adverse effect on our ability to meet customer demand for our products and result in lower sales and profitability both in the short and long term.

A shortage in the supply, a decrease in the quality or an increase in the price of tea as a result of weather conditions, earthquakes, crop disease, pests or other natural or manmade causes could impose significant costs and losses on our business.

The supply and price of tea is subject to fluctuation, depending on demand and other factors outside of our control. The supply, quality and price of our teas can be affected by multiple factors, including political and economic conditions, civil and labor unrest, adverse weather conditions, including floods, drought and temperature extremes, earthquakes, tsunamis, and other natural disasters and related occurrences. In extreme cases, entire tea harvests may be lost or may be negatively impacted in some geographic areas. These factors can increase costs and decrease sales, which may have a material adverse effect on our business, results of operations and financial condition.

Tea may be vulnerable to crop disease and pests, which may vary in severity and effect. The costs to control disease and pest damage vary depending on the severity of the damage and the extent of the plantings affected. Moreover, there can be no assurance that available technologies to control such conditions will continue to be effective. These conditions can increase costs and decrease sales, which may have a material adverse effect on our business, results of operations and financial condition.

Our success depends substantially upon the continued retention of our senior management.

Our future success is substantially dependent on the continued service of certain members of our senior management, including Long Yi, our President, Chief Executive Officer, and Kan Lu, our Chief Financial Officer, Mr. Jun Jiang, our General Manager and David Su, our Vice President in Operation Department of Hunan MYT. These officers play an integral role in determining our strategic direction and for executing our growth strategy and are important to our brand, culture and the positive business reputation we enjoy with our customers and vendors. The loss of the services of any of these executives without qualified replacement could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed negatively by investors and analysts, which could cause the price of our ordinary shares to decline.

We rely significantly on information technology systems and any failure, inadequacy, interruption or security failure of those systems could harm our ability to operate our business effectively.

We rely on our information technology systems to effectively manage our business data, communications, point-of-sale, supply chain, order entry and fulfillment, inventory and distribution centers and other business processes. The failure of our systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales, causing our business to suffer. Despite any precautions we may take, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, power outages, viruses, security breaches, cyber-attacks and terrorism, including breaches of our transaction processing or other systems that could result in the compromise of confidential company, customer or employee data. Any such damage or interruption could have a material adverse effect on our business, cause us to face significant fines, customer notice obligations or costly litigation, harm our reputation with our customers, require us to expend significant time and expense developing, maintaining or upgrading our information technology systems or prevent us from paying our vendors or employees, receiving payments from our customers or performing other information technology, administrative or outsourcing services on a timely basis. Furthermore, our ability to conduct our website operations may be affected by changes in foreign, state, provincial and federal privacy laws and we could incur significant costs in complying with the multitude of foreign, state, provincial and federal laws regarding the unauthorized disclosure of personal information. Although we carry business interruption insurance, our coverage may not be sufficient to compensate us for potentially significant losses in connection with the risks described above.

Our marketing programs, e-commerce initiatives and use of consumer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

We collect, maintain and use data, including personally identifiable information, provided to us through online activities and other customer interactions in our business. Our current and future marketing programs depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving international and China laws and enforcement trends with respect to the foregoing. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and consumer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules or may conflict with our significant amounts to defend our practices, distract our management, increase our costs of doing business and result in monetary liability.

In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our opportunities for growth may be curtailed by our compliance capabilities or reputational harm and our potential liability for security breaches may increase.

Data security breaches and attempts thereof could negatively affect our reputation, credibility and business.

We collect and store personal information relating to our customers and employees, including their personally identifiable information, and rely on third parties for the operation of the various social media tools and websites we use as part of our marketing strategy. Consumers are increasingly concerned over the security of personal information transmitted over the Internet (or through other mechanisms), consumer identity theft and user privacy. Any perceived, attempted or actual unauthorized disclosure of personally identifiable information regarding our employees or customers could harm our reputation and credibility, reduce our ability to attract and retain customers and could result in litigation against us or the imposition of significant fines or penalties. We cannot assure you that any of our third-party service providers with access to such personally identifiable information will maintain policies and practices regarding data privacy and security in compliance with all applicable laws, or that they will not experience data security breaches or attempts thereof which could have a corresponding adverse effect on our business.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements in the future to protect the customer information that we process in connection with the purchase of our products, resulting in increased compliance costs.

Third-party failure to deliver merchandise from our distribution centers to our stores could result in lost sales or reduced demand for our teas, tea accessories and other tea-related merchandise.

We currently partly rely upon third-party transportation providers for all of our product shipments from our distribution centers to our stores. Our utilization of third-party delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact third parties’ abilities to provide delivery services that adequately meet our shipping needs. If we change shipping companies, we could face logistical difficulties that could adversely affect deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

A widespread health epidemic could adversely affect our business.

Our business could be severely affected by a widespread regional, national or global health epidemic. A widespread health epidemic may cause customers to avoid public gathering places such as our stores or otherwise change their shopping behaviors. Additionally, a widespread health epidemic could adversely affect our business by disrupting production of products to our stores and by affecting our ability to appropriately staff our stores.

Litigation may adversely affect our business, financial condition, results of operations or liquidity.

Our business is subject to the risk of litigation by employees, consumers, vendors, competitors, intellectual property rights holders, shareholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is inherently difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. Regardless of the outcome or merit, the cost to defend future litigation may be significant and result in the diversion of management and other company resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

Our failure to comply with existing or new regulations in the PRC, or an adverse action regarding product claims or advertising could have a material adverse effect on our results of operations and financial condition.

Our business operations, including labeling, advertising, sourcing, distribution and sale of our products, are subject to regulation by the Food Safety Law and Product Quality Law of the PRC. From time to time, we may be subject to challenges to our marketing, advertising or product claims in litigation or governmental, administrative or other regulatory proceedings. Failure to comply with applicable regulations or withstand such challenges could result in changes in our supply chain, product labeling, packaging or advertising, loss of market acceptance of the product by consumers, additional recordkeeping requirements, injunctions, product withdrawals, recalls, product seizures, fines, monetary settlements or criminal prosecution. Any of these actions could have a material adverse effect on our results of operations and financial condition.

In addition, consumers who allege that they were deceived by any statements that were made in advertising or labeling could bring a lawsuit against us under consumer protection laws. If we were subject to any such claims, while we would defend ourselves against such claims, we may ultimately be unsuccessful in our defense. Defending ourselves against such claims, regardless of their merit and ultimate outcome, would likely result in a significant distraction for management, be lengthy and costly and could adversely affect our results of operations and financial condition. In addition, the negative publicity surrounding any such claims could harm our reputation and brand image.

We may not be able to protect our intellectual property adequately, which could harm the value of our brand and adversely affect our business.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered Buoyance Manor, Your Ladyship Tea, and Meet Honey trademarks and the unregistered names of a significant number of the varieties of tea beverages that we sell, are valuable assets that reinforce the distinctiveness of our brand and our customers’ favorable perception of our stores.

We also strive to protect our intellectual property rights by relying on PRC laws, as well as contractual restrictions with our employees, contractors (including those who develop, source, manufacture, store and distribute our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise), vendors and other third parties. However, we may not enter into confidentiality and/or invention assignment agreements with every employee, contractor and service provider to protect our proprietary information and intellectual property ownership rights. Those agreements that we do execute may be breached, resulting in the unauthorized use or disclosure of our proprietary information. Individuals not subject to invention assignments agreements may make adverse ownership claims to our current and future intellectual property, and even the existence of executed confidentiality agreements may not deter independent development of similar intellectual property by others. Unauthorized disclosure of or claims to our intellectual property or confidential information may adversely affect our business.

From time to time, third parties may our trade dress and/or sell our products using our name without our consent, and, we believe, may infringe or misappropriate our intellectual property rights. We will respond to these actions on a case-by-case basis and where appropriate may commence litigation to protect our intellectual property rights. However, we may not be able to detect unauthorized use of our intellectual property or to take appropriate steps to enforce, defend and assert our intellectual property in all instances.

Effective trade secret, patent, copyright, trademark and domain name protection is expensive to obtain, develop and maintain, both in terms of initial and ongoing registration or prosecution requirements and expenses and the costs of defending our rights. Our trademark rights and related registrations may be challenged in the future and could be opposed, canceled or narrowed. Our failure to register or protect our trademarks could prevent us in the future from using our trademarks or challenging third parties who use names and logos similar to our trademarks, which may in turn cause customer confusion, impede our marketing efforts, negatively affect customers’ perception of our brand, stores and products, and adversely affect our sales and profitability. Moreover, intellectual property proceedings and infringement claims brought by or against us could result in substantial costs and a significant distraction for management and have a negative impact on our business. We cannot assure you that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights, or that we will not be accused of doing so in the future.

In addition, although we have also taken steps to protect our intellectual property rights in the PRC, other entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks in foreign countries. There may also be other prior registrations in other foreign countries of which we are not aware. We may need to expend additional resources to defend our trademarks in these countries, and the inability to defend such trademarks could impair our brand or adversely affect the growth of our business internationally.

We are subject to the risks associated with leasing substantial amounts of space and are required to make substantial lease payments under our operating leases. Any failure to make these lease payments when due would likely harm our business, profitability and results of operations.

We do not own any real estate. Instead, we lease all of our store locations, corporate offices and distribution center. Our store leases typically have three to five-year terms and generally require us to pay total rent per square foot that is reflective of our small average store square footage and premium locations. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. As our stores mature and as we expand our store base, our lease expense and our cash outlays for rent under our lease agreements will increase. Our substantial operating lease obligations could have significant negative consequences, including:

●	requiring that an increased portion of our cash from operations and available cash be applied to pay our lease obligations, thus reducing liquidity available for other purposes;

●	increasing our vulnerability to adverse general economic and industry conditions;

●	limiting our flexibility to plan for or react to changes in our business or in the industry in which we compete; and

●	limiting our ability to obtain additional financing.

We depend on cash flow from operations and cash from our prior offering to pay our lease expenses, finance our growth capital requirements and fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these requirements or we use up the proceeds from our prior offering, we may not be able to achieve our growth plans, fund our other liquidity and capital needs or ultimately service our lease expenses, which would harm our business.

If an existing or future store is not profitable, and we decide to close it, we may nonetheless remain committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, as our leases expire, we may fail to negotiate renewals on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. Even if we are able to renew existing leases, the terms of such renewal may not be as attractive as the expiring lease, which could materially and adversely affect our results of operations. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Our development and launch of the Mingyuntang stores will require a significant investment and commitment of resources, is subject to numerous risks and uncertainties, and ultimately may not prove successful.

We intend to invest significantly in the development and launch of our Mingyuntang brand tea beverage stores. Such endeavor involves significant risks and uncertainties, including insufficient revenues to offset liabilities and expenses associated with developing, launching and growing the new line of business, inadequate return of capital on our investments, not accurately predicting consumer tastes and the market opportunity for tea stores, inability to respond in a timely manner to consumer desires and demands, and unidentified issues not discovered in our due diligence and planning. Because the introduction of and investment in a new line of business is inherently risky, no assurance can be given that the Mingyuntang brand will ultimately be successful or that it will not materially adversely affect our reputation, financial condition, and operating results.

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

Investment in our new line of business could present risks not originally contemplated.

The Company will invest in its new tea business line, Mingyuntang. New ventures are inherently risky and may not be successful. In evaluating such endeavors, we are required to make difficult judgments regarding the value of business strategies, opportunities, technologies and other assets, and the risks and cost of potential liabilities. Furthermore, these investments involve certain other risks and uncertainties, including the risks involved with entering new competitive categories or regions, the difficulty in integrating the new business, and the challenges in achieving strategic objectives and other benefits expected from our investment.

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

We are a holding company and all of our operations and assets are held in overseas subsidiaries. Our PRC subsidiaries, Shanghai MYT and Hunan MYT were established in the PRC, and their main operations and assets are located in the PRC. Our PRC subsidiaries, main operations and assets are therefore subject to the relevant laws and regulations of the PRC. In addition, a majority of our officers and directors are non-residents of the United States and substantially all their assets are located outside the United States. As a result, it could be more difficult for investors to effect service of process in the United States, or to enforce a judgment obtained in the United States against any of our PRC subsidiaries or any of these persons.

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

In particular, on August 8, 2006, Ministry of Commerce (“MOC”), China Security and Regulatory Commission (“CSRC”), State Administration of Foreign Exchange (“SAFE”) and State Administration for Industry and Commerce of the PRC (“SAIC”), State Administration for Taxation (“SAT”) and National Development and Reform Commission (“NDRC”) promulgated the Provisions on the Mergers and Acquisitions of Domestic Enterprise by Foreign Investors (“M&A Regulations” or “Provision 10”), which came into effect on September 8, 2006 and was revised on June 22, 2009 by MOC. The Provision 10 was supplemented by the Provisions on indirect issuance of securities overseas by a domestic enterprise or overseas listing of its securities for trading issued by CSRC on by the Guidelines on Domestic Enterprises indirectly issuing securities overseas or listing and trading their securities overseas (“CSRC Guidelines”) issued by the CSRC on September 21, 2006.

In the opinion of our PRC Counsel, Landing, based on its understanding of current PRC laws and regulations, Provision 10 will not forbid Hunan 39 PU Tea Co., Ltd acquisition by Shanghai Mingyuntang (the “PRC Acquisition”), if both parties follow the current PRC laws and regulations.

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

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 15, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for guarantee products issued by banks), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from this offering, which may adversely affect our business, financial condition and results of operations.

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

The market price of our ordinary shares and warrants is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly. These factors include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
●	changes in financial estimates by us or by any securities analysts who might cover our stock;
●	speculation about our business in the press or the investment community;
●	significant developments relating to our relationships with our customers or suppliers;
●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the same industry as we are;
●	customer demand for our products;
●	investor perceptions of the chemical industry in general and our company in particular;
●	the operating and stock performance of comparable companies;
●	general economic conditions and trends;
●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
●	changes in accounting standards, policies, guidance, interpretation or principles;
●	loss of external funding sources;
●	failure to maintain compliance with NASDAQ rules;
●	sales of our ordinary shares, including sales by our directors, officers or significant shareholders; and
●	additions or departures of key personnel.

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

Our ordinary shares are traded and listed on the NASDAQ Capital Market under the symbol “MYT.” The ordinary shares may be delisted if we fail to maintain certain listing requirements of the Nasdaq Stock Market, or NASDAQ.

On September 14, 2018, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“NASDAQ”) notifying us that for the preceding 30 consecutive business days our ordinary share did not maintain a minimum closing bid price of at least $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2). On February 4, 2019, we received notification from the staff of Nasdaq that we have regained compliance with the minimum bid price requirements for continued listing set forth in Nasdaq Listing Rule 5550(a)(2) and the matter has been closed.

On November 19, 2018, we received a letter from NASDAQ notifying us that we did not comply with the minimum $2.5 million stockholders’ equity, $35 million market value of listed securities, or $500,000 of net income from continuing operations requirements for The Nasdaq Capital Market set forth in Listing Rules 5550(b)(1), 5550(b)(2), or 5550(b)(3), respectively. On April 22, 2019, the Company received the Notification Letter from Nasdaq notifying the Company that based on the Change in Shares Outstanding Form submitted on April 15, 2019, Nasdaq has determined that the Company complies with the market value of listed securities requirement and the matter has been closed.

On July 9, 2019, we received a letter from NASDAQ notifying us that we did not comply with the minimum $2.5 million stockholders’ equity, $35 million market value of listed securities, or $500,000 of net income from continuing operations requirements for The Nasdaq Capital Market set forth in Listing Rules 5550(b)(1), 5550(b)(2), or 5550(b)(3), respectively. Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet a minimum MVLS exists if the deficiency continues for a period of 30 consecutive business days. Based upon Nasdaq’s review of the Company’s MVLS for the last 30 consecutive business days, the Company no longer meets the minimum MVLS requirement. The letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until January 6, 2020 to regain compliance with Nasdaq Listing Rule 5550(b)(2).

On July 10, 2019, we received a letter from NASDAQ notifying us that for the preceding 30 consecutive business days our ordinary share did not maintain a minimum closing bid price of at least $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2). We have a grace period of 180 calendar days, or until January 6, 2020 to regain compliance with the minimum bid price requirement for continued listing. If at any time during such 180-day period the closing bid price of the Company’s ordinary shares is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide the Company written confirmation of compliance.

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

For example, we are exempt from regulations of the NASDAQ Stock Market that require listed companies organized in the United States to:

●	have a majority of the board of directors consist of independent directors;

●	have an audit committee consisting solely of independent directors;

● ● ●

have a compensation committee consisting solely of independent directors;

obtain shareholder approval for a business combination;

obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares;

●	have a nominating committee consisting solely of independent directors.

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

Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended June 30, 2019 and we do not expect to be one for our taxable year ending June 30, 2020 or to become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if you owned our ordinary shares at any time prior to our acquisition of Elite, you may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless you made certain elections to opt out of PFIC treatment, as described in Item 10. E. – “Taxation – U.S. Federal Income Taxation.”

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

As of the date of this report, we have issued and outstanding securities exercisable into 2,396,747 ordinary shares (warrants for the purchase of 2,396,747 shares). The sale or possibility of sale of the shares underlying these securities could have an adverse effect on the market price for its securities or its ability to obtain future financing. If and to the extent these securities are converted or exercised, you may experience dilution to your holdings.

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

Prior to November 2018, we were solely a fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, and other by-product chemicals and distributing fine and specialty chemicals to end application markets including automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives (the “Chemical Business”). Since November 2018, we have focused on developing a specialty tea product distribution and retail business through our subsidiary, Shanghai Ming Yun Tang Tea Limited (“Shanghai MYT”) which controls Hunan Ming Yun Tang Brand Management Co., Ltd. (“Hunan MYT”) via a series of contractual agreements. Currently we market a wide range of trendy tea drinks, light meals, and pastries targeting China’s new urban generation in Hunan province. These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

New Line of Business

On August 28, 2018, the Company formed NTH Holdings Limited (“NTH BVI”), a wholly owned subsidiary, in British Virgin Island (“BVI”). NTH BVI is authorized to issue a maximum of 50,000 shares of one class, at par value of $1.00 per share.

On September 11, 2018, NTH BVI formed a wholly owned subsidiary, Tea Language Group Limited (“NTH HK”) in Hong Kong. On October 19, 2018, the Company, through NTH HK, established Shanghai MYT

The Company entered into certain securities purchase agreement on September 18, 2018 (the “Private Placement”) with certain non-affiliate “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended, pursuant to which the Company agreed to offer and sell 2,500,000 of its ordinary shares at a per share purchase price of $0.55. Upon the closing of the Private Placement (the “Closing”), the net proceeds shall be used by the Company to begin its expansion into the tea beverages and light foods business.

On October 28, 2018, in anticipation of the Closing, the Company has entered into a series of VIE agreements between Shanghai MYT and Hunan MYT (the “VIE Agreements”), pursuant to which the Company launched a tea shop chain under the brand Mingyuntang (茗韵堂) in China as part of the Company’s efforts to explore new business lines outside of its specialty chemical business. This business will be conducted via the Company’s subsidiary, Shanghai MYT which controls Hunan MYT. Management expects to provide high-quality tea beverages via this new business unit.

Disposition of Elite

On February 9, 2019, we entered into that certain Share Purchase Agreement (“SPA” and the transaction contemplated by the SPA is referred to as the “Disposition”) with HG Capital Group Limited pursuant to which HG Capital agreed to purchase Elite in exchange for a cash purchase price of $1,750,000 (the “Consideration”). Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation, which, in turn, holds all the equity interests in all the operating subsidiaries. The Disposition will close upon satisfaction of the closing conditions of the SPA, including but not limited to the approval by the Company’s shareholders of the SPA and the transactions contemplated thereunder and receipt of a fairness opinion opining on the fairness of the Disposition to the Company’s shareholders from a financial point of view.

On March 29, 2019, the shareholders of the Company approved and adopted the SPA and related transactions providing for the disposition by the Company of 100% of the outstanding capital stock of Elite Ride Limited, the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to HG Capital Group Limited, in exchange for $1,750,000.

On April 13, 2019, the Company received the Consideration, the necessary registration with HG Capital Group Limited received the stock certificate representing all the issued and outstanding shares of Elite and other closing conditions for the Disposition were completed, including receipt of the fairness opinion. As such the Disposition completed on such date. Our current business solely consists of the specialty tea product distribution and retail business as outlined above.

Recent Developments

On September 28, 2019, the Company and Shanghai MYT entered into a Share Purchase Agreement (the “39 Pu SPA”) with Hunan 39 PU Tea Co., Ltd. (“39 Pu”) and certain shareholders of 39 Pu (the “39 Pu Shareholders”). Pursuant to the 39 Pu SPA, the Company shall deliver to the 39 Pu Shareholders total consideration of US$7.2 million (“Total Consideration”), of which US$3.00 million shall be paid in cash (“Cash Consideration”) and US$4.2 million shall be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.30 per share, for a total of 14,000,000 Ordinary Shares (“Share Consideration”), in exchange for 39 Pu and 39 Pu Shareholders to enter into VIE Agreements (the “VIE Agreements”) with Shanghai MYT. The VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the majority equity holder of 39 Pu, including absolute rights to control the management, operations, assets, property and revenue of 39 Pu. 39 Pu has the necessary license to carry out the tea business in China. The 39 Pu SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq approval of the listing of the Share Consideration, (b) the delivery of the duly executed VIE Agreements, and (c) the Company’s receipt of a fairness opinion from Viewtrade Securities, Inc., an independent valuation firm engaged by the Company.

B.	Business overview.

Prior to November 2018, we were solely a fine and specialty chemical manufacturer, primarily engaged in the Chemical Business. Since November 2018, we started a specialty tea product distribution and retail business through Shanghai MYT, which controls Hunan MYT via a series of contractual agreements.

For the year ended June 30, 2019, the Company generated revenues of $401,814 from its tea product distribution and retail business. Because we just launched its new business in November 2018, we did not have any operations or generate any revenues for the year ended June 30, 2018 and 2017.

Our Subsidiaries

Delta Technology Holdings USA Inc

On May 22, 2018, we incorporated a wholly owned subsidiary Delta Technology Holdings USA Inc. (“Delta New York”) under the laws of state of New York. Delta New York is incorporated for the sole purpose of setting up bank account in New York. There has been no substantive operation since its inception.

NTH Holdings Limited

On August 28, 2018, the Company formed NTH Holdings Limited (“NTH BVI”), a wholly owned subsidiary, in the British Virgin Islands (“BVI”). NTH BVI is authorized to issue a maximum of 50,000 shares of one class, at par value $1.00 per share.

Tea Language Group Limited

On September 11, 2018, NTH BVI formed a wholly owned subsidiary, Tea Language Group Limited (“NTH HK”) in Hong Kong.

Shanghai Mingyuntang Tea Co., Ltd.

On October 19, 2018, the Company, through NTH HK, established Mingyuntang (Shanghai) Tea Co. Ltd.   (“Shanghai MYT”).

Hunan Mingyuntang Brand Management Co., Ltd.

On November 19, 2018, Shanghai MYT entered into a series of VIE agreements with Hunan Mingyuntang Brand Management Co., Ltd. (“Hunan MYT”) and its shareholder Peng Fang. The VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Hunan MYT, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan MYT. The purpose of the VIE Agreements is solely to give Shanghai MYT the exclusive control over Hunan MYT’s management and operations. Hunan MYT commenced the operation in December 2018, which was specialized in the provision of high-quality tea beverages via a tea shop chain.

Products

Currently we market a wide range of trendy tea drinks, light meals, and pastries targeting China’s new urban generation in Hunan province. Our products are focused on not only their taste but also their aesthetic presentation and health benefits. Our products are currently being offered via our managed stores. We expect to start selling our products in our JV stores (defined below) in February 2020.

The tea drinks we are currently offering are developed on various tea base, among which is our characterized Anhua dark tea base . These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

Our goal is to be a leading brand of tea beverages in each city in which we currently and will operate, by selling the finest quality tea beverages and related products, as well as complementary food offerings, and by providing each customer with a pleasant and comfortable environment.

Revenue Streams

Our have generated sales at managed stores and expect to receive fee and profit sharing from the JV stores. We plan to launch the JV stores in February 2020. Currently we generate our revenues from managed stores only.

Managed Stores

Currently, all our products are offered in our managed stores where we lease the properties, hire managers and employees, purchase equipment and operate the stores ourselves.

Below is a summary of flagship and general stores operated by us as of October 2019:

Total
flagship stores	2
general stores	10
Total	12

We plan to have a total of 28 managed stores by the end of 2019, with the first 20 to be opened in Hunan province. We expect to add 25 new managed stores in the year ended on June 30, 2020 and have a total of 78 stores across China by the year ended on June 30, 2021.

JV Stores

We anticipate to enter into joint venture agreement with corporate store owners pursuant to which we will contribute our products, brands, our management services etc. in return for a fixed percentage of the profit generated by such stores. We refer to such stores as JV stores. We plan to launch our JV stores in February 2020. Such operations of managed store and JV store model is an interim step before we obtain franchise permit to operate franchise stores. We plan to apply for franchise permits in January 2020.

We are currently preparing promoting materials, including video clips and brochures, operating manuals, and various legal documents with our local PRC counsel, Landing. We plan to utilize Baidu Ads (an online advertising service, similar to Google Ads, developed by Baidu, China’s largest search engine) to promote this new business model.

Sales Channels

Generally, in one given city, we plan to operate one flagship store, which usually covers a floor area of 80-150 square meters (about 860-1,615 square feet), and a number of general stores, which usually cover a floor area of 60-80 square meters (about 646-860 square feet). The mix of flagship stores and general stores in a given market varies based on several factors, including our ability to access desirable local retail space, the complexity, profitability and expected ultimate size of the market for us and our ability to leverage the support infrastructure within a geographic region.

A flagship store can only be a managed store while a general store can be either a managed store or JV store.

Flagship Stores

Each of our flagship stores usually covers a floor area of 80-150 square meters (about 860-1,615 square feet) which offers all kinds of our products including tea drinks, light meals and pastries.

We plan to promote our brand recognition in each city by the flagship store in that city. We seek to maintain our flagship stores in strategic locations that support the brand image, targeting high customer traffic locations including shopping malls, lifestyle centers and outlets. We regularly review our store portfolio, identifying new store locations and monitoring existing locations for sufficient levels of customer traffic to maintain high exposure. We actively monitor and manage the performance of our stores and seek to incorporate information learned through the monitoring process into our analytic process and future site selection and store retention decisions.

General stores

Our general stores mainly offer tea beverages and light meals only, and cover a smaller floor area of 40-80 square meters (about 430-860 square feet) each. If a general store desires to expand the product offerings to include pastries, the store must acquire more equipment from us. The decision to offer baking products varies upon the location of general stores.

Online Delivery

We have also teamed up with China’s leading online food ordering and delivery platforms—meituan.com (“美团”) and ele.me (“饿了么”)—to allow consumers to order drinks, light meals, and pastries through the Internet from the closest stores. Consumers, however, can order only products that are suitable for delivery, such as bread with long expiration periods, light snacks, and certain tea beverages. Some tea beverages, such as milk foam cap tea, are not offered online due to its unsuitability for delivery. After a customer places an order with these online platforms, our products will be produced in the stores and delivered by professional deliverymen. The production and delivery process is typically completed in forty (40) minutes. The online platforms will charge us sixteen percent (16%) to twenty percent (20%) of the total sales amount.

Suppliers

We work with many suppliers in the sourcing of raw materials, baking equipment, furniture and decoration, utensils etc. We are not dependent on any particular suppliers.

Branding and Marketing Strategy

Our products are currently offered under two brands, Buoyance Manor (“浮力庄园”) and Your Ladyship Tea (“小主的茶”). We plan to offer snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups under a new brand Meet Honey. We have entered into a series of trademark assignment and license agreements with the owners of these trademarks. For details, please refer to the section of Trademarks, Copyrights, Patents and Domain Names.

Each brand has its own market position. Buoyance Manor mainly focuses on selling coffee drinks and varieties of bread originating from Europe. Your Ladyship Tea mainly focuses on selling tea beverages and light meals. Meet Honey will mainly focus on selling snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups.

We have implemented the following marketing strategies to promote our brands: utilizing Baidu Ads, on-site promotion, advertising in shopping malls and commercial complexes, setting up road advertising flags, and posting adverting posters in elevators and grocery stores. We plan to also advertise in residential complexes and public transport system, and sponsor sports events.

Competition

In almost all markets in which we operate, there are numerous competitors in the specialty tea beverage business. We believe that our customers choose among specialty tea beverage brands primarily on the basis of product quality, service and convenience, as well as price. We also experience competition from large fast-food restaurants and ready-to-drink tea beverage manufactures. We also compete with restaurants and other specialty retailers for prime retail locations and qualified personnel to operate both new and existing stores.

As of now, our major competitors in Hunan province are: Maiji (“麦吉”), Luosennina (“罗森尼娜”), NAYUKI (“奈雪的茶”), and Chayanyuese (“茶颜悦色”).

Trademarks, Copyrights, Patents and Domain Names

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

We have entered into trademark assignment agreements with Jinhou Group (Zhongguo) Limited (“Jinhou”), Hunan 39 Tea Limited (“39 Tea”), and Shanghai Guoranmei Commerce & Trade Limited, the owners of the registered trademarks Buoyance Manor (“浮力庄园”), Your Ladyship Tea (“小主的茶”) and Meet Honey, respectively. Pursuant to these trademark assignment agreements, we shall acquire all the rights and interests in each respective trademark. We have submitted these trademark assignment agreements to the Trademark Office of State Administration for Industry and Commerce for review and registration. Until the Trademark Office declares these assignments effective, these trademark assignments have not been completed.

To cover the interim period before the completion of these trademark assignments, we have entered into exclusive trademark license agreements with the trademark owners, pursuant to which we have purchased the exclusive right to use, market and sub-license the trademarks in China. In the event that the Trademark Office rejects the trademark assignments, we are entitled to a full refund from the trademark owners pursuant to the license agreements.

Our intellectual property includes our domain name www.h-n-myt.com.

Property, Plant and Equipment

We leased approximately 3,378 square feet of office space pursuant to a lease agreement, which lasts from June 1, 2019 to July 31, 2022 with an average annual rent approximating RMB320,000 (approximately US$46,900) at the location of Huakun Times Plaza, Room 1118, Floor 11, No. 200 Erduan, East Xiang Fu Road, Yuhua District, Changsha, China, as our corporate headquarters. We leased a 350-square-meter, two-story space as our main warehouse in Fuxing Estate in Changsha, Hunan. In addition, we leased a 150-square-meter space on the 9th floor of Huitong Mansion in Changsha, Hunan as our training and developing center (the “T&D Center”). The T&D Center also functions as a secondary warehouse. The T&D Center is equipped with a full set of refrigerated and frozen storage and processing facilities. Each warehouse is managed by storekeepers and equipped with a supply chain management system.

In addition, we lease spaces from different real estate entities for our flagship stores and general stores. Currently, the average lease term for flagship stores is five years and the general stores is three years.

Research and Development

Tea-based Beverages – we have developed more than twenty types of tea-based beverages, including fruitoffee, milk foam cap tea, fresh milk tea, and fresh fruit tea.

Baking Products – we have developed more than twenty types of baking products, including danish bread, soft European bread, room-temperature cakes, frosting cakes, and toasts.

Light Meals – we have developed more than twenty types of light meal products, including sandwiches, steak, baked cheese rice, salad, burritos, et cetera.

We try to tailor our product offering based on market demand and reacts to changing customer tastes.

Insurance

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. The Company is required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. All of our full-time employees are fully covered by those employee social security plans.

Seasonality

The sale of baking products and light meals is not subject to seasonal changes, however, the sale of tea-based beverages is. The period from April to October is the top season for the sale of tea-based beverages, whereas the rest of a year is the off-season. We, however, have developed and begun to offer hot milk foam tea product offerings to mitigate the impact of seasonal fluctuations in sales.

Employees

We currently have 65 full-time employees. We have employment contracts with all of our employees in China in accordance with relevant PRC laws. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

We have made employee benefit contributions in accordance with relevant Chinese regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the general administration expenses when incurred.

Management, Culture and Training

We are guided by a philosophy that recognizes customer service and the importance of delivering optimal performance, allowing us to identify and reward teams that meet our high performance standards. We use store-level scorecards that report key performance indicators. We provide our store managers with a number of analytical tools to support our store operations and assist them in attaining optimum store performance. These tools include key performance indicator reports, coaching logs for one-on-one meetings, weekly one-on-one meetings between our store managers and district managers and annual evaluations. While our focus is on the overall performance of the team and our stores, we provide incentives to team members, store managers and district managers.

●	Passion for Tea. We seek to recruit, hire, train, retain and promote qualified, knowledgeable and enthusiastic team members who share our passion for tea and strive to deliver an extraordinary retail experience to our customers.

●	Extensive Training. We have specific training and certification requirements for all new team members, including undergoing food handlers’ certification and foundational training. This process helps ensure that all team members educate our customers and execute our standards accurately and consistently. As team members progress to the assistant manager and manager levels, they undergo additional weeks of training in sales, operations and management.

●	Career Development and Individual Enrichment. We track and reward team member performance, which we believe incentivizes excellence and helps us identify top performers and thus maintain a sufficient talent pool to support our growth. Many of our store managers and district managers are promoted from within our organization. We are guided by a philosophy that recognizes performance, allowing us to identify and reward teams who meet our high performance standards.

Our core values and distinctive corporate culture allow us to attract passionate and friendly employees who share a vision of making tea fun and accessible. We have a strong focus on community engagement, and our culture reflects our belief in doing right by our customers and our communities. We provide our employees with extensive training, career development, individual enrichment, and empowerment, which we believe is a key contributor for our success.

Competitive Advantage

We believe the following competitive strengths have contributed to, or will contribute to, our recent and ongoing growth:

Products Composition – we provide a wide variety of products, which can satisfy our customers’ need of freshness, healthiness, and trendiness.

Cost Performance – we offer high-quality foods and beverages with competitive prices in the market.

Expanding Market Share– With solid market share in the current two second and third tier cities where we operate, we will eventually gain sufficient brand recognition to expand its business into more second and third tier cities and even first-tier cities.

Public Company – The fact that we are a public company listed on the Nasdaq Capital Market provides us with an edge over our competitors through enhancing the consumers’ confidence in us and our products.

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

Governmental Regulations in Relation to the Company’s Businesses

Regulations Related to Franchise

The State Council promulgated the Administrative Regulations on Commercial Franchising, or Franchise Regulations, on February 6, 2007. The Ministry of Commerce (“MOFCOM”) promulgated the Administrative Measures on Filing of Commercial Franchise, or the Franchise Filling Measures, on April 30, 2007, as amended on December 12, 2011, as well as the Administrative Measures on Information Disclosure of Commercial Franchise, or Franchise Information Disclosure Measures, on April 30, 2007, as amended on February 23, 2012.

Under the above regulations, franchise operations refer to a license by an enterprise owner of registered trademarks, enterprise logos, patents, proprietary technologies or other business resources, or franchisor, to another business operator, or franchisee, to use such business resources owned by the franchisor through a contractual arrangement, where the franchisee operates the business according to a uniform business model stipulated under the contract and pay the franchisor franchising fees.

When engaging in a franchise operation, a franchisor and a franchisee shall enter into a written franchise contract containing several key elements such as basic information of the franchisor and the franchisee, terms and conditions of the franchise operation. A franchisor shall file with MOFCOM or its local office within 15 days from the date of entering into a franchise contract with a franchisee for the first time, and shall report to the filing agency on information on franchise contracts executed, revoked, terminated or renewed in the preceding year before March 31 of each year.

Before obtaining the franchise license from MOFCOM, the Company may engage in commercial activities with franchising characteristics with its partners by sharing intellectual property rights such as company trademarks, patents, trade secrets, etc., in accordance with either of the two relevant provisions of PRC Corporate and Contract Law as described below:

1)	Signing a Joint Venture Agreement to set up a joint venture company, authorizing the joint venture company to use the Company’s intellectual property rights in exchange for consideration, carrying out brand operation management for the Company’s stores under the name of the joint venture company in accordance with existing management procedures, and colleting management fees.

2)	Signing a Product and Service Cooperation Agreement with business partners to provide products and management services to them in exchange for the collection of product costs and consulting service fees by the Company.

Regulations Related to Retail

There are no separate mandatory legal provisions on the retail business model in the PRC. Companies and individual businesses may engage is the retail business as long as they have registered with the commerce departments in accordance with the laws such as the Regulation on Individual Industrial and Commercial Households and Administration of the Registration of Enterprises As Legal Persons, and include “retail” in the business scope on their business license.

Regulations Related to Food Safety

The Food Safety Law of the People’s Republic of China, which was effective as from June 2009 and amended by the SCNPC in April 2015 and became effective in October 2015, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect as from July 2009 and were amended by the State Council in 2016, regulate food safety and set up a system of the supervision, monitoring and evaluation of food safety and adopt food safety standards. The scope of the Food Safety Law covers food production and processing; food sales and catering services; production and management of tools and equipment used for food production and management; use of by food additives, food-related products; storage and transportation of food; safety management of food, food additives, food-related products. The quality and safety management of primary products originating from agriculture is subject to the provisions of other laws and the Agricultural Product Quality and Safety Law of the PRC.

Food producers and business operators must operate legally and are responsible for the safety of their food and beverage business operations. The local government at or above the county level is responsible for the food safety supervision and administration of the region, and determines the responsibilities of the food and drug supervision and management departments, the health departments, and other relevant departments at that level.

Food safety standards cover the following: food, food additives, pathogenic microorganisms in food-absorbing steel pipe products, pesticide residues, veterinary drug residues, biomycin, heavy metal pollutants and other restriction on human health substances; variety of food additives, scope of use and dosage; nutrient requirements for primary and secondary foods for infants and other specific populations; requirements for labels, signs, and instructions related to food safety requirements such as hygiene and nutrition; food production and management, and hygienic requirements for the process; food inspection methods and procedures related to food safety; other content that needs to be established as food safety standards.

Food production must meet specific requirements, such as requirements for its location, health standards, professional and technical personnel, processing, food containers, disinfection, pollution prevention, safety, etc.

Food operations shall not occur in any of the following situations: use of non-food raw materials for the production of food, pathogenic microorganisms, pesticide residues, veterinary drug residues, use of food materials beyond its expiration, violation of inspection and quarantine standards, marketing false production dates, etc.

The State Council implements a licensing system for the food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Agricultural products are exempt from obtaining the license and are instead verified and licensed on-site by the local government at or above the county level.

According to the Product Quality Law of the People’s Republic of China, which was effective as from September 1993 and amended by the SCNPC in 2000 and 2009 respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not sell mix impurities or imitations into products, or substitute fake products for genuine ones, or substitute defective products for good ones or substitute substandard products for standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally sold and the proceeds from such sales and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

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

Corporate Information

Our principal executive offices are located at 200 East Xiangfu Road (Huakun Times Plaza), 1118-1125, Yuhua District, Changsha City, Hunan Province, China, where we leased approximately 3,378 square feet of office space pursuant to a lease agreement, which lasts from June 1, 2019 to July 31, 2022 with an average annual rent approximating RMB320,000 (approximately US$46,900). We do not own any real property or have any land use rights.

Our telephone number at that address is +86-731-8513-3570. Our company website is www.h-n-myt.com

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

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

A. Operating Results

We launched our specialty tea product distribution and retail business in November 2018, through Hunan Mingyuntang Brand Management Company (“Hunan MYT”), the variable interest entity of the Company.

On April 13, 2019, we closed our sales of the Elite Ride Limited (“Elite”), the Company’s wholly owned subsidiary, which primarily engaged in manufacturing and selling of organic compound (“fine chemical business”).

As of June 30, 2019, the Company’s current business is solely engaged in specialty tea product distribution and retail through 8 retail stores, including two flagship stores and six general stores. The stores are currently under two brand names of “Your Ladyship Tea” and “Buoyance Manor” brands. “Your Ladyship Tea” stores provide specialty teas, such as fruit tea, milk tea, along with some light snacks. “Buoyance Manor” stores mainly offer bakery products and variety of coffee drinks.

VIE agreements with Hunan MYT

On November 19, 2018, Shanghai MYT entered into a series of VIE agreements with Hunan Mingyuntang Brand Management Company (“Hunan MYT”) and its shareholder Peng Fang. The VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Hunan MYT, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan MYT. The purpose of the VIE Agreements is solely to give Shanghai MYT the exclusive control over Hunan MYT’s management and operations. Hunan MYT commenced the operation in December 2018, which was engaged in specialty tea product distribution and retail business by provision of high-quality tea beverages in its tea shop chain.

Disposal of Elite

On February 9, 2019, the Company, Elite Ride Limited (“Elite”), the Company’s wholly owned subsidiary, and HG Capital Group Limited, a private limited company duly organized under the laws of Hong Kong (the “Purchaser”) entered into certain Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase Elite in exchange for a cash purchase price of $1,750,000 (the “Consideration”).

Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation (“Delta HK”), which, in turn, holds all the equity interests in all the operating subsidiaries in the PRC, including Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

On March 29, 2019, the shareholders of the Company approved and adopted the SPA and related transactions providing for the disposal by the Company of 100% of the outstanding capital stock of Elite.

On April 13, 2019, the Company received the $1,750,000, the necessary registration with HG Capital Group Limited received the stock certificate representing all the issued and outstanding shares of Elite and other closing conditions for the Disposal were completed, including receipt of the fairness opinion. Upon closing of the disposal of Elite, the Purchaser became the sole shareholder of Elite and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Elite.

Registered direct offerings with three investors

On May 24, 2019, the Company and three institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 2,845,000 ordinary shares and warrants to purchase up to 1,809,420 Ordinary Shares in a registered direct offering, for gross proceeds of approximately $4.6 million. The warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.86 per share.

Key Factors that Affect Operating Results

We just launched the specialty tea product distribution and retail business in November 2018. We believe our future success depends on our ability to significantly increase revenues as well as maintain profitability from our operations. Our limited operating history makes it difficult to evaluate our business and future prospects. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history in an emerging and rapidly evolving industry. These risks and challenges include, among other things,

●	Our ability to attract and engage customers

●	Our ability to increase product offerings

●	Expansion of our online distribution

●	Effective selling prices of our products

●	Efficient store operations

Our business requires a significant amount of capital in large part because we are prompted to continue to open stores and expand our business in joint venture stores and to additional markets where we currently do not have operations.

Results of Operations

Year Ended June 30, 2019 as Compared to Year Ended June 30, 2018

	For the Years Ended June 30,		Change
	2019	2018	Amount	%

Revenue	$401,814	$-	401,814	>100%
Cost of revenues	(236,661)	-	(236,661)	>100%
Gross Profit	165,153	-	165,153	>100%

Operating expenses
General and administrative expenses	(2,202,161)	(889,107)	(1,313,054)	148%
Total operating expense	(2,202,161)	(889,107)	(1,313,054)	148%

Other income, net
Interest income, net	3,977	27	3,950	14,630%
Change in fair value of warrants	1,088,443	205,785	882,658	429%
Other income	11,725	-	11,725	>100%
Total other income, net	1,104,145	205,812	898,333	436%

Net loss from continuing operations before income taxes	(932,863)	(683,295)	(249,568)	37%
Income tax expenses	-	-	-	0%

Net loss from continuing operations	(932,863)	(683,295)	(249,568)	37%

Net income (loss) from discontinued operations	28,488,305	(82,206,040)	110,694,345	-135%

Net income (loss)	$27,555,442	$(82,889,335)	110,444,777	-133%

Revenues

The Company commenced its new business of specialty tea product distribution and retail in November 2018. During the year ended June 30, 2019, the Company acquired six general retail stores and opened two flagship retail stores. The Company sold tea beverage drinks, light meals and other tea products in the retail stores. Customers places orders in the store and revenue is recognized when drinks and meals are delivered to the customers. For the year ended June 30, 2019, the Company generated revenues of $401,814 from its existing eight retail stores.

Because we just launched its new business in November 2018, thus we did not have any operations or generate any revenues for the year ended June 30, 2018.

Cost of revenues

The cost of revenues is comprised of material costs of tea beverage drinks, light meals and other products. For the year ended June 30, 2019, the Company incurred cost of revenues of $236,661, leading to a gross profit margin of 41%.

During the year ended June 30, 2018, cost of revenues incurred for specialty tea product distribution and retail business was nil.

General and administrative expenses

General and administrative expenses increased from $889,107 for the year ended June 30, 2018, to $2,202,161 for the year ended June 30, 2019, representing an increase of $1,313,054, or 148%. General and administrative expenses was mainly comprised of employee salary and welfare expenses, retail store and office rental expenses, share-based compensation expenses, professional consulting service fees and travel expenses. The increase of general and administrative expenses was mainly attributable to operation of specialty tea product distribution and retail business, including an increase of $504,807  in employee salary and welfare expenses, an increase of $198,918 in retail store and office rental expenses, an increase of $576,845 in professional consulting services, including legal service fees and audit-related fees for the Company’s entry into new VIE agreements with Hunan MYT in November 2018, disposal of Elite and its subsidiary in April 2019, and registered direct offering closed in May 2019, and warrant liability expenses of $246,718 incurred for placement agent for registered direct offering.

Change in fair value of warrants

Gain on change in fair value of warrants was $1,088,443 for the year ended June 30, 2019, as compared with $205,785 for the year ended June 30, 2018. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with registered direct offering closed on May 24, 2019, and the private placement closed on November 21, 2017.

Net income (loss) from discontinued operations

During the year ended June 30, 2019, the net income from discontinued operations was comprised of a net loss of $9,357,421 from discontinued operations of fine chemical business against a gain of $37,845,725 from disposal of the discontinued operations of fine chemical business.

For details of discontinued operations, please refer to Note 4 of our Consolidated Financial Statements included in Form 20-F.

Net income (loss)

As a result of the foregoing, net income for the year ended June 30, 2019 was $27,555,442 representing a change of $110,444,777 from net loss of $82,889,335 for the year ended June 30, 2018.

Year Ended June 30, 2018 as Compared to Year Ended June 30, 2017

	For the Years Ended June 30,		Change
	2018	2017	Amount	%

Revenue	$-	$-	-	0%
Cost of revenues	-	-	-	0%
Gross Profit	-	-	-	0%

Operating expenses
General and administrative expenses	(889,107)	(2,814,205)	1,925,098	-68%
Total operating expense	(889,107)	(2,814,205)	1,925,098	-68%

Other income, net
Interest income, net	27	-	27	100%
Change in fair value of warrants	205,785	531,099	(325,314)	-61%
Other income	-	83,000	(83,000)	-100%
Total other income, net	205,812	614,099	(408,287)	-66%

Net loss from continuing operations before income taxes	(683,295)	(2,200,106)	1,516,811	-69%
Income tax expenses	-	-	-	0%

Net loss from continuing operations	(683,295)	(2,200,106)	1,516,811	-69%

Net loss from discontinued operations	(82,206,040)	(26,227,138)	(55,978,902)	213%

Net loss	$(82,889,335)	$(28,427,244)	(54,462,091)	192%

Revenues and cost of revenues

The Company commenced its new business of specialty tea product distribution and retail in November 2018. Thus we did not have any operations or generate any revenues or cost of revenues for the years ended June 30, 2018 and 2017.

General and administrative expenses

General and administrative expenses decreased from $2,814,205 for the year ended June 30, 2017, to $889,107 for the year ended June 30, 2018, representing a decrease of $1,925,098, or 68%. General and administrative expenses was mainly comprised of share-based compensation expenses and other operating expenses. The decrease of general and administrative expenses was mainly attributable to a decrease of $1,546,688 in share-based compensation expenses, and a decrease of $378,410 in other operating expenses.

Change in fair value of warrants

Gain on change in fair value of warrants was $205,785 for the year ended June 30, 2018, as compared with $531,099 for the year ended June 30, 2017. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with the private placement closed on November 21, 2017.

Net loss from discontinued operations

During the year ended June 30, 2018 and 2017, the net income from discontinued operations was comprised of a net loss of $82,206,040 and $26,227,138 from discontinued operations of fine chemical business.

For details of discontinued operations, please refer to Note 4 of our Consolidated Financial Statements included in Form 20-F.

Net loss

As a result of the foregoing, net loss for the year ended June 30, 2018 was $82,889,335 representing an increase of $54,462,091 from net loss of $28,427,244 for the year ended June 30, 2017.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this Form 20-F.

●	Basis of presentation

The accompanying audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Principal of consolidation

The consolidated financial statements include the accounts of the Company, its wholly and majority owned subsidiaries, and consolidated VIE and its subsidiaries for which the Company is the primary beneficiary.

All transactions and balances among the Company, its subsidiaries and consolidated VIE have been eliminated upon consolidation.

●	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) beginning on July 1, 2018 using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

During the year ended June 30, 2019, the Company generated revenues primarily from sales of tea products, beverages and light meals in its eight tea shop chains.

Sales of tea products, beverages and light meals

Customers place order and pay for tea products, beverage drinks and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase. Cash received from the sales of prepaid vouchers are recognized as unearned income. Consideration collected for prepaid cards is equally allocated to each point as an element, including the points issued for free, to determine the transaction price for each point. The allocated transaction price are recognized as revenues upon the redemption of the points for purchases.

●	Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forward. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2019 and 2018. As of June 30, 2019, income tax returns for the tax year ended December 31, 2018 remain open for statutory examination by PRC tax authorities.

B. Liquidity and Capital Resources

We have financed our operations primarily through shareholder contributions, cash flow from operations, private placements, and public offerings of securities. As of June 30, 2019 and 2018, we had cash of $4,668,745 and $961,280, respectively. Moreover as of June 30, 2019, we had short-term investments of $4,078,244 with maturities within twelve months.

Statement of Cash Flows

	For the Years Ended June 30,
	2019	2018	2017
Net cash used in operating activities	$(1,057,109)	$(3,178,300)	$(51,972)
Net cash (used in) provided by investing activities	(4,437,844)	(1,134,450)	453,308
Net cash provided by (used in) financing activities	9,493,641	486,919	(388,495)
Effect of exchange rate changes on cash	(291,223)	4,787,111	(12,841)
Increase in cash	$3,707,465	$961,280	$-

Net cash used in operating activities

For the year ended June 30, 2019, net cash used in operating activities was $1,057,109. This was mainly attributable to our net loss of $932,863 from continuing operations, adjusted by an add-back of non-cash charges mainly consisting of gain on change in fair value of warrants of $1,088,443, share-based compensation expenses of $123,000, and issuance cost of $455,531 in connection with registered direct offering, an increase of $240,722 in other current assets as a result of payment of deposits for lease of retail stores and offices, netting off against a cash provided by discontinued operations of $651,061.

For the year ended June 30, 2018, net cash used in operating activities was $3,178,300. This was mainly attributable to our net loss of $683,295 from continuing operations, adjusted by an add-back of non-cash charges mainly consisting of gain on change in fair value of warrants of $205,785 and share-based compensation expenses of $872,000, and a cash used in discontinued operations of $3,161,220.

For the year ended June 30, 2017, net cash used in operating activities was $51,972. This was mainly attributable to our net loss of $2,200,106 from continuing operations, adjusted by an add-back of non-cash charges mainly consisting of gain on change in fair value of warrants of $531,099 and share-based compensation expenses of $2,418,688, and a cash provided by discontinued operations of $343,545.

Net cash (used in) provided by investing activities

For the year ended June 30, 2019, net cash used in investing activities was $4,437,844. This was mainly attributable to acquisition of $586,313 for equipment, materials and store lease term in relation to six retail stores, purchase of $959,994 for property and equipment, investment of $4,104,188 in financial products which are matured in 12 months, cash used in discontinued operation of $503,850, netting off against proceeds of $1,750,000 from disposal of Elite.

For the fiscal year ended June 30, 2018, net cash used in investing activities was $1,134,450. This was primarily attributable to cash used in discontinued operation of $1,121,306.

For the fiscal year ended June 30, 2017, net cash provided by investing activities was $453,308. This was primarily attributable to cash of $414,382 in connection with discontinued operations and cash provided by discontinued operation of $38,926.

Net cash provided by (used in) financing activities

For the year ended June 30, 2019, net cash provided by financing activities was $9,493,641. This was mainly attributable to proceeds of $5,500,000 raised in private placements, and $4,118,233 raised in registered direct offering.

For the year ended June 30, 2018, net cash provided by financing activities was $486,919. This was mainly attributable to proceeds of $1,176,307 raised in private placements, netting off against $689,388 used in discontinued operations.

For the year ended June 30, 2017, net cash used in financing activities was $388,495. This was mainly attributable to $388,495 used in discontinued operations.

C. Research and development, patent and licenses, etc.

Not applicable.

D. Trend information

Other than as disclosed elsewhere in this annual report, the Company is not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2019 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F. Tabular disclosure of contractual obligations

Commitments and Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Contractual obligations

Future minimum lease payment under non-cancelable operating leases are as follows:

	Payment due by period
	Total	Within 1 year	1-2 years	2-3 years	3-5 years	5 years and after

Operating lease (1)	$1,556,950	$438,639	$410,607	$365,949	$341,755	$-
Capital commitment (2)	873,909	873,909	-	-	-	-
	$2,430,859	$1,312,548	$410,607	$365,949	$341,755	$-

(1)	During the year ended June 30, 2019, we entered into 20 lease agreements with various lessors for the lease of office spaces, eight tea shops, warehouses and staff accommodations. Among the 20 lease agreements, we had 3 lease agreements matured or terminated during the period. As of June 30, 2019, we had 18 lease agreements with an aggregated monthly rental fee of $39,638 which expires during December 2019 through May 2024.
(2)	Capital commitments refer to capital expenditures on the construction and decoration of a production, training and research institute center in Hunan Province, China, which is expected to complete in December 2019.

G. Safe Harbor

See “Forward-Looking Statements.”

H. Holding Company Structure

The Company is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and consolidated VIE. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and consolidated VIE. If our subsidiaries, our consolidated VIE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our VIE or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

I. Quantitative and Qualitative Disclosures about Market Risk

Foreign currency exchange rate risk

Substantially all of the Company’s operating activities and the Company’s major assets and liabilities are denominated in RMB, except for the cash deposit of approximately $4,373,730 which was in U.S. dollars as of June 30, 2019, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significant affected.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2019.

Currency convertibility risk

We transact all of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China, or the PBOC. However, the unification of the exchange rates does not imply that the Renminbi may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Long Yi	43	Chief Executive Officer and Chairman of the Board
Kan Lu	36	Chief Financial Officer
Jing Yi	31	Independent Director (1)(2)(3)
Linchai Zhang	41	Independent Director (1)(2)(3)
Lizhong Zhang	58	Independent Director (1)(2)(3)
Yeyun Tan	33	Independent Director (1)(2)(3)
Changguang Wu	51	Director
Anatoly Danilitskiy	67	Director (1)(2)(3)

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of governance and nominating committee.

Below is a summary of the business experience of each of our executive officers and directors:

Long Yi has been serving as Chief Executive Officer and Chairman of the board of directors of the Company (the “Board”) since January 26, 2018. Mr. Yi served as the Chief Financial Officer and director of Bat Group, Inc. (Nasdaq: GLG) from January 2013 to June 2019. Prior to joining GLG, Mr. Yi was the senior financial manager in Sutor Technology Group Ltd. (Nasdaq: SUTR) from 2008 to August 2012. He is a Certified Public Accountant in the State of Illinois. Mr. Yi has a Bachelor’s degree in Accounting from Northeastern University and a Master’s degree in Accounting and Finance from University of Rotterdam. He also obtained a graduate diploma in accounting from McGill University.

Kan Lu has been serving as Chief Financial Officer of the Company since April 1, 2019. Ms. Lu has been serving as a Senior Manager at Ernst & Young from January 2015 to October 2018. From February 2012 to December 2014, Ms. Lu served as an Audit Senior Manager at Marcum Bernstein and Pinchuk LLP. Ms. Lu served as an Audit Manager at KPMG from January 2007 to January 2012. She is a Certified Public Accountant in China and a member of the Association of Chartered Certified Accountants. Ms. Lu obtained a Bachelor’s degree in Shanghai University of Finance and Economy in 2005.

Jing Yi  has been serving as a director of the Company since May 15, 2019. Ms. Yi served as Vice President at Dong Ting Chun Restaurant Management Co., Ltd. from December 2017 to February 2019. Ms. Yi worked at Hunan Jinzhou Law Office and was in charge of the financial management of the law firm from November 2015 to December 2017. From March 2012 to November 2015, she served as assistant to general secretary at Hunan Xiang Cuisine Industry Promotion Association. Ms. Yi obtained her master degree of international business law at University of Kent in England, and her bachelor degree of law in Changsha University of Science and Technology.

Linchai Zhang has been serving as a director of the Company since June 2018. She has served as a Finance Manager at the Finance Department of Hangzhou Ruilaikesi Travel Group Co., Ltd. since July 2007 . From June 2005 to July 2007, Ms. Zhang was an accountant at the Finance Department of Hangzhou Yuanjian Opto-Elec Tech Co., Ltd. From July 2003 to May 2005, Ms. Zhang worked as an accountant at the Finance Department of Hangzhou City Advertising Co., Ltd. Ms. Zhang graduated from Zhejiang University of Commerce and Industry with a diploma in Economics and Finance (Investment).

Lizhong Zhang has been serving as a director of the Company since November 22, 2018. Mr. Zhang currently also serves as a director of Hong Kong Boen Investment Management (“Boen”). Prior to joining Boen, Mr. Zhang was the Vice President of the China branch of Luzhiyun Bioengineering Group Co., Ltd., and the Honorary President of Lvzhiyun International Business School from 2014 to 2017. From 2010 to 2014, Mr. Zhang was the Executive General Manager of Jintan Apollo Biological Products Co., Ltd. Mr. Zhang has an associate degree from Taiwan Aviation Technology College.

Yeyun Tan has been serving as a director of the Company since November 22, 2018. Ms. Tan currently serves as the General Manager of Hunan Guoyunding Trading Co., Ltd. (“Guoyunding”). Prior to joining Guoyunding, Ms. Tan was the Executive General Manager of Hunan Legend Bioengineering Co., Ltd from 2015 to 2017. From 2013 to 2015, Ms. Tan was the General Manager of Hunan National Tea Industry Development Co., Ltd. Ms. Tan has an associate degree in Tourism and Hotel Management from Hunan Normal University, Department of Business and Tourism, and an associate degree in Tourism and Hotel Management from Hunan Changsha Environmental Protection Vocational and Technical College.

Changguang Wu has been serving as a director of the Company since September 19, 2014. Mr. Wu has been with Delta as its Executive Director since 2007 and has been actively involved in the daily operations of Delta from2007 to 2019 From 1989 to 1992, Mr. Wu was a loan officer of People’s Bank of Danyang City. From 1992 to 2002, he worked as a chief planner at Danyang City Trust and Investment Co., Ltd. Subsequently, in August 2002 and August 2003, Mr. Wu co-founded (i) Danyang Beijiate Materials Trading (“Beijiate Materials”) and (ii) Danyang Beijiate Chemicals Co., Ltd. (“Beijiate Chemicals”) respectively with Mr. Xin Chao, the Company’s former CEO, where he was mainly responsible for the management of both Beijiate Materials and Beijiate Chemicals. While he was involved in the management of Beijiate Materials and Beijiate Chemicals, he was also the general manager of Danyang Liansheng Chemicals Co., Ltd. (“Liansheng Chemicals”). He officially left Liansheng Chemicals and joined the Target Group in November 2007. Mr. Wu graduated from Banking School of Jiangsu in 1989 with a diploma in Economic Management.

Anatoly Danilitskiy has been serving as a director of the Company since February 2016. From the date of our formation in November 2011 until September 2014, Mr. Danilitskiy served as our Chairman and Chief Executive Officer. From 2009 to 2015, Mr. Danilitskiy served as Chairman of the Board of RETN Group, which is an international network service provider. From 2004 to 2009, Mr. Danilitskiy established and led National Reserve Corporation, or NRC, to consolidate its strategic non-banking investment assets to become one of Russia’s largest private holding companies. While at NRC, Mr. Danilitskiy was responsible for a number of key deals in energy (including but not limited to purchasing certain Gazprom assets), transportation, debt arbitrage and distressed assets. Also from 2004 to 2009, Mr. Danilitskiy served as Chairman of CIS Interfincom AG, a financial and asset management subsidiary of NRC, where he oversaw all major money market transactions and securities trading. From 1994 to 2004, Mr. Danilitskiy served as First Deputy Chairman of National Reserve Bank, or NRB, the parent company of NRC and one of Russia’s leading universal commercial banks, where he was responsible for business development and international affairs. From 2006 to 2009, Mr. Danilitskiy served as a Member of the Board of Directors and a member of the Remuneration and the Assessment Committee of Aeroflot International Airlines, a Russian national carrier, where he played a key role in the successful effort to modernize the fleet of aircraft.

There is no family relationship between any of the persons named above and no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Director Compensation

The following table represents compensation earned by our non-executive directors in the fiscal year ended June 30, 2019:

Name	Fees earned in cash ($)	Stock awards ($)	Option awards ($)	All other compensation ($)	Total ($)
Jing Yi (1)	$1,250	$-	$-	$-	$1,250
Linchai Zhang (2)	$8,000	$-	$-	$-	$8,000
Lizhong Zhang (3)	$5,833	$-	$-	$-	$5,833
Yeyun Tan (4)	$5,833	$-	$-	$-	$5,833
Changguang Wu (5)	$-	-	$-	$-	$-
Anatoly Danilitskiy (6)	$3,556	$-	$-	$-	$3,556
Jiehui Fan (7) *	$8,333	$-	$-	$-	$8,333

* - Resigned during the fiscal year ended June 30, 2019

(1)	Ms. Jing Yi was appointed as a director of the Company in May 2019 and receives annual compensation of $1,250.
(2)	Ms. Linchai Zhang was appointed as a director of the Company in June 2018 and receives annual compensation of $8,000.
(3)	Mr. Lizhong Zhang was appointed as a director of the Company in November 2018 and receives annual compensation of $5,833.
(4)	Ms. Yeyun Tan was appointed as a director of the Company in November 2018 and receives annual compensation of $5,833.
(5)	Mr. Changguang Wu was appointed as a director of the Company in September 2014 and does not receive annual compensation for the year ended June 30, 2019 .
(6)	Mr. Anatoly Danilitskiy was appointed as a director of the Company in February 2016 and receives annual compensation of $3,556.
(7)	Ms. Jiehui Fan was appointed as a director of the Company in July 2018 and received annual compensation of $8,333. Ms. Fan resigned in May 2019.

Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended June 30, 2019:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Other Compensation ($)	Total ($)

Long Yi (1) (CEO)	75,000	-	82,000	-	-	157,000
Kan Lu (2) (CFO)	12,500	-	-	-	-	12,500
Hongming Dong (3) *	11,873	-	-	-	-	11,873
(Former CFO)

* - Resigned during the fiscal year ended June 30, 2019

(1)	Mr. Long Yi was appointed as the CEO of the Company in January 2018 and receives annual compensation of $75,000.
(2)	Ms. Kan Lu was appointed as the CFO of the Company in April 2019 and receives annual compensation of $50,000.
(3)	Mr. Hongming Dong was appointed as the CFO of the Company in September 2015. Mr. Dong received annual compensation of RMB 108,000 ($15,830) . Mr. Dong resigned in April 2019.

Grants of Plan Based Awards

As of this annual report, our CEO, Mr. Long Yi, was granted of 100,000 restricted ordinary shares of the Company pursuant to the 2018 Equity Incentive Plan , which is discussed below.

2018 Equity Incentive Plan

On June 19, 2018, the board of directors of the Company adopted the 2018 Equity Incentive Plan (“2018 Incentive Plan”), covering 1,900,000 ordinary shares, which represents approximately 7% of the total number of the Company’s current issued and outstanding ordinary shares. The shareholders approved the 2018 Incentive Plan at the annual meeting of shareholders held on June 29, 2018. Set forth below is a summary of the plan:

Awards

The 2018 Incentive Plan provides for the grant of ordinary shares, which involves or might involve the issuance of restricted ordinary shares, unrestricted ordinary shares, and/or a combination of both, for an aggregate of not more than 1,442,827 ordinary shares. If any award is forfeited, cancelled or settled in cash, the number of ordinary shares subject thereto will again be available for grant under the 2018 Incentive Plan. If there is any change in our corporate capitalization, the Compensation Committee of the Board (hereinafter referred to as the Committee) in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2018 Incentive Plan, the number of shares covered by awards then outstanding under the 2018 Incentive Plan, the limitations on awards under the 2018 Incentive Plan, and such other equitable substitution or adjustments as it may determine appropriate. The 2018 Incentive Plan has a term of ten years and no further awards may be granted under the 2018 Incentive Plan after that date.

Eligibility

The persons who are eligible to receive grants are employees, directors or consultants of the Company or its affiliates. New directors, employees and consultants of the Company or its affiliates are eligible to participate in the 2018 Incentive Plan as well. The Committee has the sole and complete authority to determine who will be granted an award under the 2018 Incentive Plan, however, it may delegate such authority to one or more officers of the company under the circumstances set forth in the 2018 Incentive Plan.

Administration

The 2018 Incentive Plan is administered by either the Board, a committee of at least two people designated by the Board or the Committee. Among other things, the Committee has the authority, in its discretion, subject to the express limits of the 2018 Incentive Plan and its charter, to (i) designate the employees, directors and consultants to be granted awards, (ii) determine the types of awards to be granted, (iii) determine the number of ordinary shares or the amount of other consideration subject to each award, (iv) determine the terms and conditions of awards granted, (v) determine the settlement or exercise of awards, (vi) determine the extent and circumstances surrounding the delivery of consideration for an award to be made, (vii) interpret, administer, reconcile any inconsistency, correct any defect or resolve any controversy regarding the 2018 Incentive Plan and related documents, (viii) establish, amend, suspend or waive any rules or regulations and appoint agents as the Committee deems appropriate for proper administration of the 2018 Incentive Plan, (ix) accelerate the vesting or lapse of restrictions on the awards and (x) make other determination and take other action that the Committee deems necessary or desirable to administer the 2018 Incentive Plan.

Additional Terms

Except to the extent otherwise provided in an award agreement, in the event of a Change in Control (as defined in the 2018 Incentive Plan), all outstanding awards issued under the 2018 Incentive Plan will become fully vested. In general, in the event of a Change of Control, the Committee may cause any award either (i) to be canceled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share in the Change of Control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; or (ii) to be assumed or a substantially equivalent award be substituted by the successor corporation or a parent or subsidiary of such successor corporation.

Awards under the 2018 Incentive Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or to any Permitted Transferee (as defined in the 2018 Incentive Plan). With respect to international participants who reside or work outside of the United States, the Committee may in its sole discretion amend the terms of the 2018 Incentive Plan or outstanding awards to conform with the requirements of local law or to obtain more favorable tax or other treatment for a participant, the Company or its affiliates.

Amendments

The Board may at any time alter, amend, suspend, discontinue, or terminate the 2018 Incentive Plan; provided, that no such alteration, amendment, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any applicable tax or regulatory requirement applicable to this plan; and provided further that no alternation, amendment, suspension, discontinuation, or termination may be effected without the prior written consent a participant if it would adversely affect the rights of the participant with respect to a previously-awarded award under the 2018 Incentive Plan.

Employment Agreements

Mr. Long Yi entered into an employment agreement with the Company, dated January 26, 2018, and an amended and restated employment agreement with the Company, dated May 21, 2019, pursuant to which he will serve as the Chief Executive Officer of the Company until the earlier of his resignation or termination by the Company. In consideration for his employment, the Company pays Mr. Yi an annual salary of US$75,000.

Ms. Kan Lu entered into an employment agreement with the Company, dated March 28, 2019, pursuant to which she will serve as the Chief Financial Officer of the Company until the earlier of her resignation or termination by the Company. In consideration for her employment, the Company pays Ms. Lu an annual salary of US$50,000.

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

Audit Committee. Our audit committee consists of Linchai Zhang, Jing Yi and Anatoly Danilitskiy. Jing Yi is the chair of the Audit Committee, and our Board of Directors believes that Ms. Yi qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission. The Company has opted to follow its home country rules in relation to the independence of our Audit Committee members, which allows for non-independent directors to serve on the Audit Committee. In this case, Mses. Yi and Zhang are both independent, while Mr. Danilitskiy is not independent, as he served as the Company’s Chairman and Chief Executive Officer until September 14, 2014. Accordingly, we have opted not to comply with independence requirements for audit committees set forth in Nasdaq Governance Rule 5605(c)(2) and have supplied Nasdaq with notice of our non-compliance.

The Board of Directors has adopted an audit committee charter, providing for the following responsibilities of the Audit Committee:

●	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;

●	reviewing and discussing the annual audited financial statements with management and the independent auditors;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time;

●	meeting separately and periodically with management, the internal auditors and the independent auditors; and

●	reporting regularly to the Board of Directors.

Compensation Committee. Our compensation committee consists of Ms. Yi, Ms. Zhang and Mr. Danilitskiy. Mr. Danilitskiy serves as Chair of the Compensation Committee. Mses. Fan and Zhang do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules. Mr. Danilitskiy, however, served as our Chairman and Chief Executive Officer through September 14, 2014, and thus does not meet Nasdaq’s independence requirements. As such, the Company has opted to follow its home country rules in relation to the independence of our Compensation Committee members, which allows for non-independent directors to serve on the Compensation Committee. Accordingly, we have opted not to comply with independence requirements for compensation committees set forth in Nasdaq Governance Rule 5605(d)(2) and have supplied Nasdaq with the appropriate notice of our non-compliance.

Our Board of Directors adopted a compensation committee charter, providing for the following responsibilities of the Compensation Committee:

●	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

●	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

●	administering our incentive-compensation plans for our directors and officers;

●	reviewing and assessing the adequacy of the charter annually;

●	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by our Board of Directors from time to time.

Governance and Nominating Committee. Our governance and nominating committee consists of Ms. Yi, Ms. Zhang and Mr. Danilitskiy. Except for Mr. Danilitsky, the members of the Governance and Nominating Committee do not have any direct or indirect material relationship with us other than as a director. Linchai Zhang serves as Chair of the Governance and Nominating Committee.

Our Board of Directors adopted a governance and nominating committee charter, providing for the following responsibilities of the Governance and Nominating Committee:

●	overseeing the process by which individuals may be nominated to our Board of Directors;

●	identifying potential directors and making recommendations as to the size, functions and composition of our Board of Directors and its committees;

●	reviewing candidates proposed by our stockholders;

●	developing the criteria and qualifications for the selection of potential directors; and

●	making recommendations to the Board of Directors on new candidates for board membership.

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

Insider Trading Policy

On August 9, 2019, our Board of Directors adopted an insider trading policy that applies to our directors, officers and employees.

Director Independence

In conformity with Nasdaq’s Corporate Governance Rules, the Company, as a foreign private issuer, has opted not to comply with Nasdaq’s independence requirements. Accordingly, our Board of Directors has determined that two of our directors, Mses. Jing Yi, Linchai Zhang, Lizhong Zhang, and Yeyun Tan qualify as independent directors pursuant to the rules of the Nasdaq Marketplace.

D. Employees

As of June 30, 2019, we have a total of 57  full-time employees, all of whom are located in Hunan Province, the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of June 30, 2019 is as follows:

Function	Number
Management	1
Sales and marketing	4
Research and Development	7
Finance and administration	5
Operation and logistics	3
Retail stores	37

Total	57

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 14, 2019:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of October 14, 2019, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

Approximate
Percentage of
	Amount of	Outstanding
	Beneficial	Ordinary
Name and Address of Beneficial Owner(1)	Ownership	Shares(2)
Directors and Executive Officers:
Long Yi, CEO and Chairman	100,000	*
Kan Lu, CFO	-	-
Jing Yi, Director	-	-
Lizhong Zhang, Director	-	-
Yeyun Tan, Director	-	-
Linchai Zhang, Director	-	-
Changguang Wu, Director	-	-
Anatoly Danilitskiy, Director	-	-
All directors and executive officers as a group (eight individuals)	100,000	*

Five Percent Holders:
Xiang Gao	2,056,340	7.855%
Kai Wang	2,204,854	8.422%

* - Less than 1%

(1)

Unless otherwise noted, the business address for each of our beneficial owners is c/o Urban Tea, Inc., Huakun Times Plaza, Room 1118, Floor 11, No. 200 Erduan, East Xiang Fu Road, Yuhua District, Changsha, China.

(2)	The percentage of shares beneficially owned is based on 26,180,314 ordinary shares outstanding as of October 14, 2019.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

During the year ended on June 30, 2019, there has been no related party transaction.

None.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividends

We have not paid dividends on our ordinary shares and do not anticipate paying such dividends in the foreseeable future.

B. Significant Changes

On September 28, 2019, the Company and Shanghai MYT entered into a Share Purchase Agreement (the “39 Pu SPA”) with Hunan 39 PU Tea Co., Ltd. (“39 Pu”) and certain shareholders of 39 Pu (the “39 Pu Shareholders”). Pursuant to the 39 Pu SPA, the Company shall deliver to the 39 Pu Shareholders total consideration of US$7.2 million (“Total Consideration”), of which US$3.00 million shall be paid in cash (“Cash Consideration”) and US$4.2 million shall be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.30 per share, for a total of 14,000,000 Ordinary Shares (“Share Consideration”), in exchange for 39 Pu and 39 Pu Shareholders to enter into VIE Agreements (the “VIE Agreements”) with Shanghai MYT. The VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the majority equity holder of 39 Pu, including absolute rights to control the management, operations, assets, property and revenue of 39 Pu. 39 Pu has the necessary license to carry out the tea business in China. The 39 Pu SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq approval of the listing of the Share Consideration, (b) the delivery of the duly executed VIE Agreements, and (c) the Company’s receipt of a fairness opinion from Viewtrade Securities, Inc., an independent valuation firm engaged by the Company.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are currently trading under the ticker symbol “MYT.” The shares began trading on June 1, 2015 on the NASDAQ Capital Market.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are currently traded on the NASDAQ Capital Market

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association and the BVI Business Companies Act 2004 of the British Virgin Islands, which we refer to as the Act below.

Summary

Registered Office. Under our Amended and Restated Memorandum of Association, the address of our registered office is Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands.

Capacity and Powers. Under Clause 4(1) of our Amended and Restated Memorandum of Association, we have the capacity to carry on or undertake any business or activity, do any act or enter into any transaction.

Directors. Under Article 23 of our Articles of Association, no contract or transaction between us and one or more of our Directors (an “Interested Director”) or officers, or between us and any of their affiliates (an “Interested Transaction”), will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board or committee which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:

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

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue an unlimited number of shares divided into the following classes of shares: (i) an unlimited number of ordinary shares with no par value; and (ii) 5,000,000 preferred shares, par value $0.0001 per share. As of October 14, 2019, 26,180,314 ordinary shares were outstanding. Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

Alteration of Rights. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

Meetings. A meeting of Members may be called by not less than ten (10) clear days’ Notice, but a meeting of Members may be called by shorter notice if Members holding a 50 per cent majority of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member shall be deemed to constitute a waiver on his part. The notice shall specify the time and place of the meeting and the general nature of the business. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is treated for U.S. federal income tax purposes as:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of our securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our public shares;

●	persons that acquired our securities pursuant to the exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations; or passive foreign investment companies.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our shares or redeemable warrants and, in the case of our shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) such shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its shares or redeemable warrants; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares or warrants during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares or warrants).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares or redeemable warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	in certain circumstances, fails to comply with applicable certification requirements.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of June 30, 2019, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of June 30, 2019 due to the following material weaknesses:

●	We had insufficient financial reporting and accounting with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements;

●	We did not have comprehensive accounting policies and procedures manual in accordance with U.S. GAAP;

●	We did not have proper procedures in place to identify certain related party transaction;

●	We did not have effective entity level control;

●	We did not have sufficient resources with technical competency to review and record non-routine or complex transactions; and

●	We did not obtain proper board approval on a material agreement in time.

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We plan to address the weaknesses identified above by implementing the following measures:

(1)	hiring a consulting firm to help us renew and improve our framework of internal controls, including setting up risk and control matrix, drawing flowcharts of significant transactions, evaluating controls effectiveness, preparing manual of internal control, tracing rectifications and performing control testing;

(2)	recruiting qualified professionals with appropriate levels of knowledge and experience to assist in resolving accounting issues in non-routine or complex transactions;

(3)	hiring additional accounting staffs with comprehensive knowledge of U.S. GAAP and SEC reporting requirements;

(4)	hiring internal audit staffs, improving the internal audit function, internal control policies and monitoring controls;

(5)	investing in technology infrastructure to support our financial reporting function;

(6)	improving the communication between management, board of directors and chief financial officer; and

(7)	reporting all material and non-routine transactions to the board of directors and obtain proper approval timely.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jing Yi is an independent director as defined by the rules of the NASDAQ Stock Market as well as qualifies as an audit committee financial expert as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at www.h-n-myt.com.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Centurion ZD CPA & Co. (“Centurion”) (our independent registered public accounting firms), we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended June 30,
	2019	2018
Audit fees(1)	$110,000	$137,000
Audit related fees(2)	60,000	-
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$170,000	$137,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax fees” represents the aggregated fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All other fees” represent the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination and to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares. In addition, we also elected to be exempted from NASDAQ Listing Rules 5605 with respect to the composition requirement of the Board of Directors, audit committee, compensation committee and nominating committee. Under NASDAQ Listing Rule 5605, a U.S. domestic listed company is required to have a board of directors of a majority of independent directors and an audit committee, compensation committee and nominating committee, each composed entirely of independent directors, which are not required under the Business Companies Act of British Virgin Islands, our home country. Currently, our audit, compensation and nominating committees each is composed of three members, only two of whom are independent directors.

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

Results of Operations and Financial Condition

Following are the audited financial results for the years ended June 30, 2019, 2018 and 2017 of Urban Tea, Inc.

URBAN TEA INC.

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong. 香港紅磡德豐街22號海濱廣場二期13樓1304室 Tel: (852) 2126 2388 Fax: (852) 2122 9078

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Stockholders of Urban Tea, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Urban Tea, Inc. (the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of operations and comprehensive losses, stockholders’ deficit and cash flows for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong. 香港紅磡德豐街22號海濱廣場二期13樓1304室 Tel: (852) 2126 2388 Fax: (852) 2122 9078

Report of Independent Registered Public Accounting Firms

Basis for Opinion (continued)

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

/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co. (as successor to Centurion ZD CPA Ltd.)
Certified Public Accountants
Hong Kong, October 25, 2019

We have served as the Company’s auditor since 2015.

URBAN TEA, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	June 30, 2019	June 30, 2018

ASSETS
Cash	$4,668,745	$961,280
Short-term investments	4,078,244	-
Trade receivables	128,847	-
Inventories	114,533	-
Prepayments	58,764	-
Other current assets	249,155	-
Assets from discontinued operation	-	66,213,669

Total current assets	9,298,288	67,174,949

Property and equipment, net	604,095	-
Deposits for plant, property and equipment	665,380	-
Intangible assets	73,854	-
Other noncurrent assets	204,932	-

Total Assets	$10,846,549	$67,174,949

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Trade payable	$91,202	$-
Unearned income	40,849	-
Other current liabilities	129,983	-
Warrants liabilities	1,432,648	312,963
Liabilities directly associated with the assets from discontinued operation	-	89,669,272

Total Liabilities	1,694,682	89,982,235

Shareholders’ Equity (Deficit)
Ordinary shares, $0.0001 par value share, 150,000,000 shares authorized 26,180,314 and 12,660,314 shares issued and outstanding at June 30, 2019 and 2018, respectively	$2,618	$1,266
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	17,625,612	57,187,910
Accumulated deficit	(8,174,141)	(83,279,164)
Accumulated other comprehensive (loss) income	(302,222)	3,282,702

Total Shareholders’ Equity (Deficit)	9,151,867	(22,807,286)

Total Liabilities and Shareholders’ Equity (Deficit)	$10,846,549	$67,174,949

See notes to the consolidated financial statements

URBAN TEA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars, except share and per share data)

	For the Years Ended June 30,
	2019	2018	2017

Revenue	$401,814	$-	$-
Cost of revenues	(236,661)	-	-
Gross profit	165,153	-	-

Operating expenses
General and administrative expenses	(2,202,161)	(889,107)	(2,814,205)
Total operating expenses	(2,202,161)	(889,107)	(2,814,205)

Other income, net
Interest expenses	3,977	27	-
Change in fair value of warrants	1,088,443	205,785	531,099
Other income	11,725	-	83,000
Total other income, net	1,104,145	205,812	614,099

Net (loss) income from continuing operations before income taxes	(932,863)	(683,295)	(2,200,106)

Income tax expenses	-	-	-
Net (loss) income from continuing operations	(932,863)	(683,295)	(2,200,106)

Net income (loss) from discontinued operations
Loss from discontinued operations	(9,357,421)	(82,206,040)	(26,227,138)
Gain on disposal of discontinued operations	37,845,726	-	-
Net income (loss) from discontinued operations	28,488,305	(82,206,040)	(26,227,138)

Net income (loss)	$27,555,442	$(82,889,335)	$(28,427,244)

Other comprehensive (loss) income
Foreign currency translation adjustment	502,076	7,422,092	(1,881,886)
Reclassified to net loss from discontinued operations	(804,298)	-	-
	(302,222)	7,422,092	(1,881,886)

Comprehensive income (loss)	$27,253,220	$(75,467,243)	$(30,309,130)

Income (loss) per share- basic and diluted	$1.53	$(7.11)	$(2.87)
Net (loss) income per share from continuing operations – basic and diluted	$(0.05)	$(0.06)	$0.05
Net income (loss) per share from discontinued operations – basic and diluted	$1.58	$(7.05)	$(2.92)

Weighted Average Shares Outstanding-Basic and Diluted	18,055,150	11,653,729	9,914,313

See notes to the consolidated financial statements

URBAN TEA, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’S EQUITY (DEFICIT)

(Expressed in U.S. dollars, except share data)

	Share capital		Additional		Accumulated other
	Ordinary		paid-in	Accumulated	comprehensive
	share	Amount	capital	deficit	(loss) income	Total

Balance as of July 1, 2016	9,618,852	$962	$52,721,219	$(6,962,585)	$(2,257,504)	$43,502,092
Issuance of ordinary shares for professional services	1,442,827	144	2,418,544	-	-	2,418,688
Net loss for the year	-	-	-	(28,427,244)	-	(28,427,244)
Foreign currency translation adjustment	-	-	-	-	(1,881,886)	(1,881,886)

Balance as of June 30, 2017	11,061,679	$1,106	$55,139,763	$(35,389,829)	$(4,139,390)	$15,611,650

Balance as of July 1, 2017	11,061,679	$1,106	$55,139,763	$(35,389,829)	$(4,139,390)	$15,611,650
Issuance of ordinary shares for professional services	800,000	80	871,920	-	-	872,000
Issuance of ordinary shares for private placement	1,798,635	180	1,176,127	-	-	1,176,307
Cancellation for escrow shares	(1,000,000)	(100)	100	-	-	-
Cancellation for dividend payable	-	-	-	35,000,000	-	35,000,000
Net loss for the year	-	-	-	(82,889,335)	-	(82,889,335)
Foreign currency translation adjustment	-	-	-	-	7,422,092	7,422,092

Balance as of June 30, 2018	12,660,314	$1,266	$57,187,910	$(83,279,164)	$3,282,702	$(22,807,286)

Balance as of July 1, 2018	12,660,314	$1,266	$57,187,910	$(83,279,164)	$3,282,702	$(22,807,286)
Issuance of ordinary shares for professional services	150,000	15	122,985	-	-	123,000
Issuances of ordinary shares in connection with certain private placements	10,525,000	1,052	5,498,948	-	-	5,500,000
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	2,845,000	285	2,365,350	-	-	2,365,635
Disposition of Elite and its subsidiary (Note 4)	-	-	(47,549,581)	47,549,581	(4,087,000)	(4,087,000)
Net income for the year	-	-	-	27,555,442	-	27,555,442
Foreign currency translation adjustment	-	-	-	-	502,076	502,076

Balance as at June 30, 2019	26,180,314	$2,618	$17,625,612	$(8,174,141)	$(302,222)	$9,151,867

See notes to the consolidated financial statements

URBAN TEA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018	2017
Cash Flows from Operating Activities:
Net income (loss)	$27,555,442	$(82,889,335)	$(28,427,244)
Less: net income (loss) from discontinued operations	28,488,305	(82,206,040)	(26,227,138)
Net loss from continuing operations	(932,863)	(683,295)	(2,200,106)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of warrants	(1,088,443)	(205,785)	(531,099)
Issuance cost in connection with registered direct offerings	455,531	-	-
Share based compensation expenses	123,000	872,000	2,418,688
Depreciation of property and equipment	25,012	-	-
Amortization of intangible assets	4,297	-	-
Changes in assets and liabilities:
Trade receivables	(129,666)	-	-
Inventories	(74,139)	-	-
Prepayments	(59,137)
Other current assets	(240,722)	-	-
Other noncurrent assets	(13,632)	-	-
Trade payable	91,783	-	-
Other current liabilities	130,809	-	(83,000)

Net cash used in operating activities from continuing operations	(1,708,170)	(17,080)	(395,517)
Net cash provided by (used in) operating activities from discontinued operations	651,061	(3,161,220)	343,545
Net cash used in operating activities	(1,057,109)	(3,178,300)	(51,972)

Cash Flows from Investing Activities:
Investment in asset acquisition	(586,313)	-	-
Purchases of property and equipment	(959,994)	-	-
Purchases of intangible assets	(78,621)	-	-
Investment in short-term investments	(4,104,188)	-	-
Proceeds from disposal of Elite and its subsidiaries	1,750,000	-	-
Cash in connection with discontinued operations	45,122	(13,144)	414,382

Net cash (used in) provided by investing activities from continuing operations	(3,933,994)	(13,144)	414,382
Net cash (used in) provided by investing activities from discontinued operations	(503,850)	(1,121,306)	38,926
Net cash (used in) provided by investing activities	(4,437,844)	(1,134,450)	453,308

Cash Flows from Financing Activities:
Cash raised in private placement of ordinary shares	5,500,000	1,176,307	-
Cash raised in registered direct offering, net of transaction costs	4,118,233	-	-

Net cash provided by financing activities from continuing operations	9,618,233	1,176,307	-
Net cash used in financing activities from discontinued operations	(124,592)	(689,388)	(388,495)
Net cash provided by (used in) financing activities	9,493,641	486,919	(388,495)

Effect of exchange rate changes on cash and cash equivalents	(291,223)	4,787,111	(12,841)

Increase in cash and cash equivalents	3,707,465	961,280	-

Cash and cash equivalents at beginning of year	961,280	-	-
Cash and cash equivalents at end of year	$4,668,745	$961,280	$-

Supplemental disclosures of cash flow information:
Interest paid	$-	$-	$-
Tax paid	$-	$-	$-

Major non-cash transactions:
Issuance of ordinary shares for professional services	$123,000	$872,000	$2,418,688

See notes to the consolidated financial statements

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Urban Tea, Inc., (formerly known as Delta Technology Holdings Limited) (“MYT” or the “the Company”) is a holding company that was incorporated on November 28, 2011, under the laws of the British Virgin Islands. On February 8, 2019, the Company received the stamped Certificate of Change of Name from the British Virgin Islands Registrar of Corporate Affairs dated February 4, 2019 pursuant to which the Company’s name has been changed to “Urban Tea, Inc.” (the “Name Change”). In addition to the Name Change, the Company effectuated a change of its ticker symbol from “DELT” to “MYT,” (the “Symbol Change”) on February 14, 2019. As a result of the Name Change and the Symbol Change, the Company’s CUSIP number changed to G9396G100.

On May 22, 2018, Delta Technology Holdings Limited establish a U.S. subsidiary named as Delta Technology Holdings USA Inc. Delta Technology Holdings USA Inc issued 200 shares without par value to Delta Technology Holdings Limited.

On August 28, 2018, the Company formed NTH Holdings Limited (“NTH BVI”), a wholly owned subsidiary, in British Virgin Island (“BVI”). NTH BVI is authorized to issue a maximum of 50,000 shares of one class, at par value of $1.00 per share.

On September 11, 2018, NTH BVI formed a wholly owned subsidiary, Tea Language Group Limited (“NTH HK”) in Hong Kong. On October 19, 2018, the Company, through NTH HK, established Mingyuntang (Shanghai) Tea Co. Ltd.  (“Shanghai MYT”).

On November 19, 2018, Shanghai MYT entered into a series of VIE agreements with Hunan Mingyuntang Brand Management Company (“Hunan MYT”) and its shareholder Peng Fang. The VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Hunan MYT, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan MYT. The purpose of the VIE Agreements is solely to give Shanghai MYT the exclusive control over Hunan MYT’s management and operations. Hunan MYT commenced the operation in December 2018, which was engaged in specialty tea product distribution and retail business by provision of high-quality tea beverages in its tea shop chain.

DISPOSAL OF ELITE

On February 9, 2019, the Company, Elite Ride Limited (“Elite”), the Company’s wholly owned subsidiary, and HG Capital Group Limited, a private limited company duly organized under the laws of Hong Kong (the “Purchaser”) entered into certain Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase Elite in exchange for a cash purchase price of $1,750,000 (the “Consideration”).

Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation (“Delta HK”), which, in turn, holds all the equity interests in all the operating subsidiaries in the PRC, including Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

On March 29, 2019, the shareholders of the Company approved and adopted the SPA and related transactions providing for the disposal by the Company of 100% of the outstanding capital stock of Elite.

On April 13, 2019, the Company received the $1,750,000, the necessary registration with HG Capital Group Limited received the stock certificate representing all the issued and outstanding shares of Elite and other closing conditions for the disposal were completed, including receipt of the fairness opinion. Upon closing of the disposition of Elite, the Purchaser became the sole shareholder of Elite and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Elite.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

VIE AGREEMENTS WITH HUNAN MYT

Material terms of each of the VIE Agreements are described below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Shanghai MYT and Hunan MYT, Shanghai MYT provides Hunan MYT with technical support, consulting services and management services on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Hunan MYT granted an irrevocable and exclusive option to Shanghai MYT to purchase from Hunan MYT, any or all of Hunan MYT’s assets at the lowest purchase price permitted under the PRC laws. Should Shanghai MYT exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Hunan MYT by Shanghai MYT under this agreement, Shanghai MYT is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Shanghai MYT based on the value of services rendered by Shanghai MYT and the actual income of Hunan MYT from time to time, which is substantially equal to all of the net income of Hunan MYT.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by Shanghai MYT with 30-day prior written notice. Hunan MYT does not have the right to terminate the agreement unilaterally. Shanghai MYT may unilaterally extend the term of this agreement with prior written notice.

Exclusive Option Agreement

Under the Exclusive Option Agreement, Peng Fang irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Hunan MYT. The option price is equal to the capital paid in by Peng Fang subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement remains effective for a term of ten years and may be renewed at Shanghai MYT’s election.

Share Pledge Agreement

Under the Share Pledge Agreement among Shanghai MYT, Peng Fang and Hunan MYT, Peng Fang pledged all of his equity interests in Hunan MYT to Shanghai MYT to guarantee the performance of Hunan MYT’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in any event of default, as set forth in the Share Pledge Agreement, including that Hunan MYT or Peng Fang breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Shanghai MYT, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged equity interest in accordance with applicable PRC laws. Shanghai MYT shall have the right to collect any and all dividends declared or generated in connection with the equity interest during the term of pledge.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Hunan MYT. Shanghai MYT shall cancel or terminate the Share Pledge Agreement upon Hunan MYT’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

VIE AGREEMENTS WITH HUNAN MYT (CONTINUED)

Timely Reporting Agreement

To ensure Hunan MYT promptly provides all of the information that Shanghai MYT and the Company need to file various reports with the SEC, a Timely Reporting Agreement was entered between Shanghai MYT and the Company. Under the Timely Reporting Agreement, Hunan MYT agreed that it is obligated to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can file all necessary SEC and other regulatory reports as required.

Although it is not explicitly stipulated in the Timely Reporting Agreement, the parties agreed its term shall be the same as that of the Exclusive Business Cooperation Agreement.

Power of Attorney

Under the Power of Attorney, Peng Fang authorized Shanghai MYT to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Hunan MYT, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Hunan MYT.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as Peng Fang is a shareholder of Company.

The VIE Agreements became effective immediately upon their execution.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

VIE AGREEMENTS WITH HUNAN MYT (CONTINUED)

As a result of Purchase Agreements into which the Company and HG Capital Group Limited entered on February 9, 2019, the Company had Hunan MYT as its only one VIE as of June 30, 2019

VIE is an entity that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Shanghai MYT is deemed to have a controlling financial interest and be the primary beneficiary of Hunan MYT, because it has both of the following characteristics:

1.	power to direct activities of a VIE that most significantly impact the entity’s economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

Pursuant to the VIE Agreements, Hunan MYT pays service fees equal to all of its net income to Shanghai MYT. At the same time, Shanghai MYT is entitled to receive all of expected residual returns. The VIE Agreements are designed so that Hunan MYT operates for the benefit of the Company. Accordingly, the accounts of Hunan MYT are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s unaudited condensed consolidated financial statements.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE agreements, it may not be able to exert effective control over Hunan MYT and its ability to conduct its business may be materially and adversely affected.

All of the Company’s main current operations are conducted through Hunan MYT from June 30, 2019. Current regulations in China permit Hunan MYT to pay dividends to the Company only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Hunan MYT to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

VIE AGREEMENTS WITH HUNAN MYT (CONTINUED)

The following financial statement balances and amounts only reflect the financial position and financial performances of Hunan MYT, which were included in the consolidated financial statements as of June 30, 2019 and 2018:

	June 30,	June 30,
	2019	2018

Cash	$307,320	$-
Short-term investments	4,078,244	-
Other current assets	551,299	-
Property and equipment, net	604,095	-
Deposits for plant, property and equipment	665,380	-
Other noncurrent assets	278,786	-
Total Assets	$6,485,124	$-

Due to MYT	$6,943,194	$-
Other current liabilities	262,034	-
Total Liabilities	$7,205,228	$-

	For the Years Ended June 30,
	2019	2018	2017

Revenue	$401,814	$-	$-
Net loss	$(724,687)	$-	$-

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principle of consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  The consolidated financial statements include the financial statements of the Company, and its wholly-owned subsidiaries.  All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

(b)	Use of estimates

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

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Historically, the Company had one single operating and reportable segment, namely the manufacturing and sales of organic compounds segment. During the year ended June 30, 2019, the Company controlled Hunan MYT through a series VIE agreements and evaluated how the CODM manages the businesses of the Company to maximize efficiency in allocating resources and assessing performance. Consequently, the Company had two operating and reportable segments.

However, due to changes in our organizational structure associated with the manufacturing and sales of organic compounds segment as a discontinued operation (Note 2(u)), management has determined that the Company now operates in one operating segment with one reporting segment. The accounting policies of our one reportable segment are the same as those described in this Note 2.

(d)	Foreign currency translation

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

In accordance with ASC 830, Foreign Currency Matters, the Company translated the assets and liabilities into U.S. dollar using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period.  Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Fair value measurement

The Company has adopted ASC Topic 820, Fair Value Measurement and Disclosure, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1	–	Quoted prices in active markets for identical assets or liabilities.
Level 2	–	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	–	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. As of June 30, 2019, the carrying value of financial items of the Company including cash and cash equivalents, trade receivables, other receivables, trade payables and other payables approximate their fair values due to their short-term nature and are classified within Level 1 of the fair value hierarchy.

Short-term investments are held to their maturities and are carried at cost, which approximates fair value.

The inputs used to measure the estimated fair value of warrants are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 12.

As of June 30, 2019, the Company’s warrant liabilities was comprised of private placement warrants relating to a private placement closed on November 21, 2017 (“private placement warrants”), warrants related to a registered direct offering closed on May 24, 2019 (“registered direct offering warrants”), and the warrants issued to the agent for the registered direct offering (“placement agent warrants”) (Note 12), at the fair value of $204,325, $1,091,080, and $137,243, respectively.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use the Company maintained accounts at banks.

(g)	Short-term investments

Short-term investments consist primarily of investments in financial products with variable return rate and maturities between three months and one year. Short-term investments are held to their maturities and are carried at cost, which approximates fair value.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company considered the amounts of receivables in dispute and believes an allowance for these receivables were not necessary as at June 30, 2019 and 2018.

(i)	Inventories

Inventories are carried at the lower of cost and net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the net realizable value and if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written-down to the lower of cost or net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances.

(j)	Property and equipment

Property, plant and equipment are recorded at cost. The cost of an item of property and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating the manner intended by management. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method with residual value rate of 5% over the estimated useful lives as follows:

Electronic equipment	5 years
Office equipment	5 – 10 years
Vehicles	10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations.

(k)	Intangible assets

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method with residual value rate of 5% based on their estimated useful lives as follows:

Trademark	10 years

The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Impairment of long-lived assets

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

The Company determined the sum of the undiscounted cash flows expected to result from the use of the asset by projecting future revenue and operating expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions. The Company’s evaluation resulted in no long-lived asset impairment charges during the years ended June 30, 2019, 2018 and 2017.

(m)	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) beginning on July 1, 2018 using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

During the year ended June 30, 2019, the Company generated revenues primarily from sales of tea products, beverages and light meals in its eight tea shop chains.

Sales of tea products, beverages and light meals

Customers place order and pay for tea products, beverage drinks and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase. Cash received from the sales of prepaid vouchers are recognized as unearned income. Consideration collected for prepaid cards is equally allocated to each point as an element, including the points issued for free, to determine the transaction price for each point. The allocated transaction price are recognized as revenues upon the redemption of the points for purchases.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Advertising expenses

Advertising expenses are expensed as incurred for promoting the brand names of the Company’s tea shop chains. The advertising expenses were $16,725, $nil and $nil for the years ended June 30, 2019, 2018 and 2017, respectively.

(o)	Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forward. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2019 and 2018. As of June 30, 2019, income tax returns for the tax year ended December 31, 2018 remain open for statutory examination by PRC tax authorities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Income (loss) per share

Basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is the same as basic income (loss) per share due to the lack of dilutive items in the Company for the years ended June 30, 2019, 2018 and 2017, respectively. The number of warrants is omitted excluded from the computation as the anti-dilutive effect.

(q)	Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and other comprehensive foreign currency adjustments income. Comprehensive income (loss) is reported in the consolidated statements of operations and comprehensive income (loss).

Accumulated other comprehensive (loss) income, as presented on the consolidated balance sheets are the cumulative foreign currency translation adjustments.

(r)	Commitments and contingencies

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

(s)	Share-based payments

Share-based awards granted to the Company’s employees and non-employees are measured at fair value on grant date and measurement date, respectively, and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of restricted shares is determined with reference to the fair value of the underlying shares.

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the equity value of the Company, expected life, expected volatility and expected forfeiture rates. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Leases

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

(u)	Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

The Company disposed of its manufacturing and sales of organic compounds segment in April 2019, which met all the conditions required in order to be classified as a discontinued operation (Note 1). Accordingly, the operating results of the manufacturing and sales of organic compounds segment are reported as a gain from discontinued operations in the accompanying consolidated financial statements for all periods presented. In addition, the assets and liabilities related to the manufacturing and sales of organic compounds segment are reported as assets and liabilities of discontinued operations in the accompanying consolidated balance sheets at June 30, 2018. For additional information, see Note 4, “Disposal of ELITE”.

(v)	Asset acquisition

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition, the cost allocated to transfer costs of ownership of tea shops is charged to general and administrative expenses at the acquisition date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Recently announced accounting standards

In April 2019, the FASB issued ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” Apart from the amendments to ASU 2016-13 as mentioned below, the ASU also included subsequent amendments to ASU 2016-01, which we adopted in January 1, 2018. The guidance in relation to the amendments to ASU 2016-01 is effective for us for the year ending December 31, 2020 and interim reporting periods during the year ending December 31, 2020. Early adoption is permitted. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

In December 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors. The amendments clarify or simplify certain narrow aspects of ASC 842 for lessors. Specifically: 1) The amendments provide an accounting policy election whereby lessors may choose not to evaluate whether certain sales taxes and other similar taxes are lessor costs or lessee costs. Instead, lessors making the election will account for those costs as if they are lessee costs, i.e., through the balance sheet instead of the income statement. 2) Lessors will exclude from variable payments, and therefore revenue, lessor costs paid by lessees directly to third parties. Conversely, lessors will include in variable payments, and therefore revenue, such costs that are paid by the lessor and reimbursed by the lessee, and 3) Regarding contracts with lease and nonlease components, lessors will allocate certain variable payments to the lease and nonlease components when the changes in facts and circumstances on which the variable payment is based occur. The amount of variable payments allocated to the lease components will be recognized in profit or loss, while the amount of variable payments allocated to nonlease components will be recognized in accordance with other GAAP. If an entity has not yet adopted the new leases standard, it must adopt ASU 2018-20 concurrently with the leases standard. If an entity has previously adopted the new leases standard, specific transition requirements apply. Management is evaluating the effect, if any, on the Company’s consolidated financial statements.

In October 2018, the FASB issued ASU2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years ending after December 15, 2019. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Company is currently assessing the timing and impact of adopting the updated provisions to its consolidated financial statements.

3.	RISKS

(a)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2019, approximately $4,373,730 was deposited with a bank in the United States which was insured by the government up to $250,000. As of June 30, 2019, approximately $307,320 was primarily deposited in financial institutions located in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $72,800). To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, and the extraction of mining resources, among other factors.

(b)	Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

(c)	Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s major assets and liabilities are denominated in RMB, except for the cash deposit of approximately $4,373,730 which was in U.S. dollars as of June 30, 2019, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significant affected.

(d)	VIE risk

It is possible that the VIE Agreements among Shanghai MYT, Hunan MYT, and the Hunan MYT Shareholders would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company were unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIE. Consequently, the VIE’s results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements with Shanghai MYT, Hunan MYT, and the Hunan MYT Shareholders are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

3.	RISKS (CONTINUED)

(d)	VIE risk (continued)

The Company’s operations and businesses rely on the operations and businesses of Hunan MYT, the VIE of the Company, which holds certain recognized revenue-producing assets including the luxury used cars. The VIE also has an assembled workforce, focused primarily on promotion and marketing, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIE.

4.	DISPOSAL OF ELITE

On February 9, 2019, the Company, Elite and HG Capital Group Limited entered into certain Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase Elite in exchange of cash purchase price of $1,750,000 (the “Consideration”). The transaction contemplated by the Purchase Agreement is hereby referred as the Disposal.

On March 29, 2019, management was authorized to approve and commit to a plan to sell ELITE. On April 13, 2019, the parties completed all the share transfer registration procedure as required by the laws of British Virgin Islands and all the other closing conditions have been satisfied, as a result, the Disposal contemplated by the Purchase Agreement is completed. Upon completion of the Disposal, the Purchaser became the sole shareholder of Elite and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Elite. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Elite and its subsidiaries and VIEs, nor to the Purchaser.

Therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net (loss) income separate from the net loss of continuing operations in accordance with ASC 205-20-45.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

4.	DISPOSAL OF ELITE (CONTINUED)

The following table summarizes the carrying amount of major assets and liabilities the Company transferred to the Purchaser as of June 30, 2019 and 2018.

	June 30, 2019	June 30, 2018
Assets from discontinued operation:
Cash and cash equivalents	$-	$57,428
Trade and other receivables	-	14,007,127
Inventories	-	5,067,731
Property, plant and equipment, net	-	44,346,646
Other noncurrent assets	-	2,734,737
	$-	$66,213,669
Liabilities directly associated with the assets from discontinued operation:
Trade and other payables	-	21,468,563
Bank borrowings and other loans	-	67,336,545
Other liabilities	-	864,164
	$-	$89,669,272

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive income (loss) for the years ended June 30, 2019, 2018 and 2017, respectively:

	For the Years Ended June 30,
	2019	2018	2017
Discontinued Operations:
Revenue	$20,115,554	$38,452,206	$56,292,093
Cost of revenues	(19,692,138)	(36,488,874)	(52,367,418)
Selling expenses	(1,501,110)	(2,383,372)	(1,416,283)
General and administrative expenses	(1,417,608)	(2,359,160)	(2,481,313)
Allowance for doubtful accounts and obsolescence stock	(6,721,854)	(77,808,582)	(25,162,381)
Other expenses, net	(140,264)	(1,618,258)	(1,091,836)
Income tax benefits	-	-	-
Net gain from discontinued operations	37,845,726	-	-
Net income (loss) from discontinued operations	$28,488,305	$(82,206,040)	$(26,227,138)

5.	ASSET ACQUISITION

In November 2018 and January 2019, Hunan MYT entered into one Asset Purchase Agreement with Your Ladyship Tea Beverage Co., Ltd. (“Your Ladyship Tea”) to acquire assets, including inventories, property and equipment, tea shop rental contracts, related to three tea shops, respectively. The total cash consideration was $586,313. As of June 30, 2019, the Company made all consideration to the Your Ladyship Tea. There were no material direct transaction costs related to the transaction.

In allocating the purchase price, the Company recorded all assets acquired and liabilities assumed at fair value. As the acquisition did not meet the definition of a business combination under FASB ASC Topic 805, Business Combinations, the Company accounted for the transaction as an asset acquisition. In an asset acquisition, goodwill is not recognized, but rather any excess consideration transferred over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets.

5.	ASSET ACQUISITION (CONTINUED)

The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including quoted market prices and estimates made by management. The inventory was valued using the comparative sales method and the property and equipment and rental contracts were valued using the cost approach. Based on the fair value analysis of the net assets acquired, the fair value of assets acquired are as follows:

Fair value of assets acquired

Inventories	$47,340
Property and equipment, net	324,203
Teashop rental contracts	202,980
Transfer costs*	11,790
$586,313

*	the transfer cost was charged to expenses at the acquisition date.

6.	SHORT-TERM INVESTMENTS

As of June 30, 2019 and 2018, the balance of short-term investments was comprised of investments of various financial products from Chinese banks and financial institutions, with variable return rate and with maturities between three months and one year. The Company classified these financial assets as held-to-maturity financial assets and recorded the assets at amortized cost, which approximates fair value. As of June 30, 2019 and 2018, the Company did not provide OTTI on short-term investments.

7.	INVENTORIES

Inventories consisted of the following:

	June 30, 2019	June 30, 2018

Raw materials	$90,604	$-
Packaging and other supplies	11,320	-
Other merchant products	12,609	-
	$114,533	$-
Less: provision	-	-
	$114,533	$-

8.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	June 30, 2019	June 30, 2018

Deferred consulting expenses	$84,574	$-
Deposits	77,010	-
Prepaid rental expenses	62,193	-
Advance to staff	11,695	-
Others	13,683	-
	$249,155	$-

9.	PROPERTY AND EQUIPMENT, NET

The property and equipment consisted of the following:

	June 30, 2019	June 30, 2018

Office equipment	$433,878	$-
Electronic equipment	13,167	-
Vehicles	8,739	-
Leasehold improvements	173,165	-
Less: accumulated depreciation	(24,854)	-
	$604,095	$-

The Company depreciated property and equipment from the next month to when the assets was available for use. For the years ended June 30, 2019, 2018 and 2017, the depreciation expenses were $25,012, $nil, and $nil, respectively.

10.	DEPOSITS FOR PROPERTY AND EQUIPMENT

Deposits for property and equipment consisted of the following:

	June 30, 2019	June 30, 2018

Deposits for leasehold improvements	$624,112	$-
Deposits for office equipment	41,268	-
	$665,380	$-

The deposits for leasehold improvements mainly represented the deposits for lease improvements of the Company’s research and development center which is expected to complete in December 2019.

11.	OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

	June 30, 2019	June 30, 2018

Accrued payroll and welfare	$51,092	$-
Accrued rental expenses	42,519	-
Payable for leasehold improvements	24,593	-
Other tax payable	5,737	-
Others	6,042	-
	$129,983	$-

12.	EQUITY

Common Stock

The Company is authorized to issue up to 100,000,000 shares of Common Stock.

As of December 31, 2018, there were 12,660,314 shares of common stock issued and outstanding.

On July 3, 2018, the Company issued 100,000 incentive shares to Long Yi, the Chief Executive Officer, and 50,000 shares to Wenyuan Zhang, the Secretary of the Board, under the Company’s 2018 Equity Incentive Plan. The fair value of the services provided by Long Yi and Wenyuan Zhang was in in the total amount of US$123,000, at a per share price at the market price of the issuance date.

On September 18, 2018, the Company entered into certain securities purchase agreement with certain non-affiliate “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to offer and sell up to 2,500,000 of its ordinary shares, par value $0.0001 per share, at a per share purchase price of $0.55. The transaction closed on November 19, 2018, and the Company issued 2,500,000 of its ordinary shares for proceeds of $1,375,000.

On December 31, 2018, the Company entered into certain securities purchase agreement with certain non-affiliate “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to offer and sell up to 7,500,000 of its ordinary shares, par value $0.0001 per share, at a per share purchase price of $0.55. The transaction closed on January 24, 2019, and the Company issued 7,500,000 of its ordinary shares for proceeds of $4,125,000.

On February 8, 2019, the Company issued 525,000 of its ordinary shares to certain non-affiliate “non-U.S. Persons” as defined in Regulation S of the Securities Act, for no consideration.

On May 24, 2019, the Company and certain institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 2,845,000 ordinary shares and warrants to purchase up to 1,809,420 Ordinary Shares in a registered direct offering, for gross proceeds of approximately $4.6 million. The warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.86 per share.

As of June 30, 2019 and 2018, the Company had 26,180,314 shares and 12,660,314 shares issued and outstanding, respectively.

Warrants

A summary of warrants activity for the years ended June 30, 2019, 2018 and 2017 was as follows:

	Number of shares	Weighted average life	Expiration dates

Balance of warrants outstanding as of July 1, 2016	8,500,000	1.47 years	December 18, 2017

Balance of warrants outstanding as of July 1, 2017	8,500,000	0.47 years	December 18, 2017
Expiration of IPO warrants	(8,500,000)
Grants of private placement warrants	359,727	5 years	November 20, 2022
Balance of warrants outstanding as of July 1, 2018	359,727	4.39 years
Grants of registered direct offering warrants	1,809,420	5 years	May 23, 2024
Grants of placement agent warrants	227,600	5 years	May 23, 2024
Balance of warrants outstanding as of June 30, 2019	2,396,747	4.68 years

12.	EQUITY (CONTINUED)

IPO warrants

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

Private placement warrants

On November 21, 2017, the company issued 359,727 warrants to the shareholder in connection with a private placement offering of 1,798,635 ordinary shares. The warrant has an exercise price of $1.31 per share and is exercisable for five years from the date of issuance.

As at June 30, 2019 and 2018, there were 359,727 warrants outstanding. The fair value of the warrants is $204,325, and $312,962, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

12.	EQUITY (CONTINUED)

Private placement warrants (continued)

The key assumption used in estimates are as follows:

June 30,
2019

Terms of warrants	3.39 years
Exercise price	1.31
Risk free rate of interest	2.77%
Dividend yield	0.00%
Annualized volatility of underlying stock	187.99%

Registered direct offering warrants

In connection with the direct offering closed on May 24, 2019, the Company issued warrants to investors to purchase a total of 1,809,420 ordinary shares with a warrant term of five (5) years. The warrants have an exercise price of US$1.86 per share.

The warrants have customary anti-dilution protections including a “full ratchet” anti-dilution adjustment provision which are triggered in the event the Company sells or grants any additional shares of common stock, options, warrants or other securities that are convertible into common stock at a price lower than $1.86 per share. The anti-dilution adjustment provision is not triggered by certain “exempt issuances” which among other issuances, includes the issuance of shares of common stock, options or other securities to officers, employees, directors, consultants or service providers.

Based on an evaluation as discussed in FASB ASC 815-15, “Embedded Derivatives” and FASB ASC 815-40-15, “Contracts in Entity’s Own Equity – Scope and Scope Exceptions,” the Company determined that the registered direct offering warrants were not considered indexed to its own stock because neither the occurrence of a sale of equity securities by the issuer at market nor the issuance of another equity contract with a lower strike price is an input to the fair value of a fixed-for-fixed option or forward on equity shares. As such, the registered direct offering warrants were classified as a liability. Liability classification requires the warrant to be re-measured to their fair value for each reporting period.

As of May 24, 2019 and June 30, 2019, the Company estimated fair value of the registered direct offering warrants at US$1,961,411 and $1,091,080, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On the May 24, 2019 and June 30, 2019, the Company estimated the fair value of Series A Warrants using the following assumption.

	On May 24, 2019	On June 30, 2019
Terms of warrants	5 years	4.9 years
Exercise price	1.86	1.86
Risk free rate of interest	2.77%	2.77%
Dividend yield	0.00%	0.00%
Annualized volatility of underlying stock	189.72%	187.99%

12.	EQUITY (CONTINUED)

Placement Agent Warrants

On April 3, 2019, the Company entered into a letter agreement with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent has agreed to act as placement agent on a best efforts basis in connection with the above offering. In addition to the cash payments, the Company has also agreed to issue to the Placement Agent a warrant to purchase a number of ordinary shares equal to 8.0% of the aggregate number of ordinary shares sold in this offering, which warrant will have the same term as registered direct offering warrants, including exercise price, vesting period, antidilution terms and etc. As such, same as the classification of registered direct offering warrants, the Placement Agent Warrants were classified as a liability, which requires the warrant to be re-measured to their fair value for each reporting period.

As of May 24, 2019 and June 30, 2019, the Company estimated fair value of the Placement Agent Warrants at US$246,718 and US$137,243, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

Allocation of Issuance Costs

In connection with the Private Placement closed on May 24, 2019, the Company incurred direct and incremental issuance costs of US$490,667. These costs were allocated to common stock and registered direct offering warrants in proportion to the allocation of proceeds. The issuance costs allocated to common stock were accounted for as a reduction of proceeds of the common stocks, while the issuance costs allocated to warrants were accounted for as non-operating expenses.

13.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended June 30, 2019, 2018, and 2017, respectively:

	For the Years Ended June 30,
	2019	2018	2017

Net income (loss)	$27,555,442	$(82,889,335)	$(28,427,244)
Net (loss) income from continuing operations	(932,863)	(683,295)	(2,200,106)
Net income (loss) from discontinued operations	28,488,305	(82,206,040)	(26,227,138)

Weighted Average Shares Outstanding-Basic and Diluted	18,055,150	11,653,729	9,914,313

Income (loss) per share- basic and diluted	$1.53	$(7.11)	$(2.87)
Net (loss) income per share from continuing operations – basic and diluted	$(0.05)	$(0.06)	$0.05
Net income (loss) per share from discontinued operations – basic and diluted	$1.58	$(7.05)	$(2.92)

Basic income (loss) per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended June 30, 2019, 2018 and 2017. The number of warrants is excluded from the computation as the anti-dilutive effect.

14.	INCOME TAXES

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

The United States of America

Delta Technology Holdings USA Inc is incorporated in the State of Delaware in the U.S., and is subject to U.S. federal corporate income taxes.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law, which has made significant changes to the Internal Revenue Code. Those changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the deemed repatriation of cumulative foreign earnings as of December 31, 2017. Accordingly, the Company reevaluated its deferred tax assets on net operating loss carryforward in the U.S and concluded there was no effect on the Company’s income tax expenses as the Company has no deferred tax assets generated since inception.

For the years ended June 30, 2019 and 2018, the Company had loss before tax of $841,088 and $17,080 in the U.S., respectively.

14.	INCOME TAXES (CONTINUED)

The United States of America (continued)

As of June 30, 2019 and 2018, the Company’s federal net operating loss carryforward for U.S. income taxes was $841,088 and $17,080, respectively. The federal net operating loss carryforward is available to reduce future years’ taxable income through year 2037 and net operating losses generated in 2018 will not expire. Management believes that the realization of the benefit from this loss appears uncertain due to the Company’s operating history.

Utilization of the Company’s U.S. net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

Hong Kong

NTH HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, NTH HK is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

Shanghai MYT and Hunan MYT are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

Income taxes that are attributed to the continuing operations are consist of:

For the Years Ended June 30,
	2019	2018	2017

Current income tax expenses	$-	$-	$-
Deferred income tax expenses	-	-	-
Income tax expenses	$-	$-	$-

Below is a reconciliation of the statutory tax rate to the effective tax rate of continuing operations:

	For the Years Ended June 30,
	2019	2018	2017

PRC statutory income tax rate	25%	25%	25%
Effect of different tax rates available to different jurisdictions	10.6%	(24.5)%	(25)%
Effect of non-deductible expenses	(0.2)%	0%	0%
Effect of change in valuation allowance and others	(35.4)%	(0.5)%	0%
	0%	0%	0%

14.	INCOME TAXES (CONTINUED)

PRC (continued)

Deferred tax assets as of June 30, 2019 and 2018 consist of the following:

	June 30, 2019	June 30, 2018
Net operating loss carrying forward	$329,416	$3,587
Less: valuation allowance	(329,416)	(3,587)
	$-	$-

As of June 30, 2019 and 2018, the Company had net operating loss carryforwards of $1,437,105 and $17,080, respectively. The net operating loss carryforwards begin to expire in the tax year ending December 31, 2022. The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in net income (loss). The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of June 30, 2019 and 2018, full valuation allowance is provided against the deferred tax assets based upon management’s assessment as to their realization.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

15.	RELATED PARTY TRANSACTIONS AND BALANCES

As of June 30, 2019 and 2018, the Company had no balances due from or due to related parties.

During the years ended June 30, 2019, 2018 and 2017, the Company did not incur significant related party transactions.

16.	COMMITMENTS AND CONTINGENCIES

1)	Lease Commitments

During the year ended June 30, 2019, we entered into 20 lease agreements with various lessors for the lease of office spaces, eight tea shops, warehouses and staff accommodations. Among the 20 lease agreements, we had 3 lease agreements matured or terminated during the period. As of June 30, 2019, we had 18 lease agreements with an aggregated monthly rental fee of $39,638 which expires during December 2019 through May 2024.

The following table sets forth the Company’s contractual obligations as of June 30, 2019 in future periods:

Rental payments

Year ending June 30, 2020	$438,639
Year ending June 30, 2021	410,607
Year ending June 30, 2022	365,949
Year ending June 30, 2023	240,598
Year ending June 30, 2024 and thereafter	101,157
Total	$1,556,950

Rent expense for the years ended June 30, 2019, 2018, and 2017 was $198,918, $0 and $0, respectively.

17.	PARENT-ONLY FINANCIALS

URBAN TEA, INC.

CONDENSED BALANCE SHEETS

	June 30,	June 30,
	2019	2018

ASSETS
Cash	$-	$-
Due from VIE	7,250,000	-

Total current assets	7,250,000	-

Investment in subsidiaries	3,334,515	-

Total Assets	$10,584,515	$-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	$1,432,648	$312,692

Total Liabilities	1,432,648	312,692

Shareholders’ Equity
Ordinary shares, $0.0001 par value share, 150,000,000 shares authorized 26,180,314 and 12,660,314 shares issued and outstanding at December 31, 2018 and June 30, 2018, respectively	$2,618	$1,266
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	17,625,612	79,682,234
Accumulated deficit	(8,174,141)	(83,279,164)
Accumulated other comprehensive (loss) income	(302,222)	3,282,702

Total Shareholders’ Deficit	9,151,867	(312,692)

Total Liabilities and Shareholders’ Deficit	$10,584,515	$-

17.	PARENT-ONLY FINANCIALS (CONTINUED)

URBAN TEA, INC.

CONDENSED STATEMENTS OF OPERATIONS

	For the Years Ended June 30,
	2019	2018	2017
General and administrative expenses	$(578,531)	$(872,000)	$(2,731,205)
Change in fair value of warrants	1,088,443	205,785	531,099
Net income (loss) from discontinued operations	28,488,305	(82,206,040)	(26,227,138)
Equity loss in subsidiaries	(1,442,775)	(17,080)	-

Net income (loss)	$27,555,442	$(82,889,335)	$(28,427,244)

Other comprehensive income (loss)
Foreign currency translation adjustment	(302,222)	7,422,092	(1,881,886)

Comprehensive loss	$27,253,220	$(75,467,243)	$(30,309,130)

URBAN TEA, INC.

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018	2017
Cash Flows from Operating Activities:
Net income (loss)	$27,555,442	$(82,889,335)	$(28,427,244)
Less: net income (loss) from discontinued operations	28,488,305	(82,206,040)	(26,227,138)
Net loss from continuing operations	(932,863)	(683,295)	(2,200,106)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of warrants	(1,088,443)	(205,785)	(531,099)
Issuance cost in connection with registered direct offerings	455,531	-	-
Share based compensation expenses	123,000	872,000	2,418,688
Equity loss in subsidiaries	(1,442,775)	(17,080)	-
Net cash used in operating activities	-	-	(312,517)

Cash Flows from Investing Activities:
Net cash provided by investing activities	-	-	-

Cash Flows from Financing Activities:
Proceeds from private placements	5,500,000	1,176,307	-
Cash raised in private placement of ordinary shares	4,118,223	-	-
Borrowings from a shareholder	-	-	312,517
Loan to a VIE and a subsidiary	(9,118,223)	(1,176,307)	-
Net cash provided by financing activities	-	-	312,517

Increase in cash and cash equivalents	-	-	-

Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$-	$-	$-

18.	SUBSEQUENT EVENT

1	.	Filing of Form F-3

On August 27, 2019, the Company filed a Form F-3 to the registration of the resale by the selling shareholders of 10,671,638 ordinary shares, no par value, of Urban Tea, Inc. On September 6, 2019, SEC issued notice of effectiveness on the Form F-3.

2.	Entry into a Share Purchase Agreement

On September 28, 2019, the Company entered into a Share Purchase Agreement (“SPA”) with the WFOE, Hunan 39 PU Tea Co., Ltd. (“39 Pu”) and certain shareholders of 39 Pu, who collectively hold 51% equity interest of 39 Pu (the “39 Pu Shareholders”). 39 Pu is a dark tea enterprise integrating tea distribution, product research and development, and tea cultural heritage projects based in Hunan, China.

Pursuant to the SPA, the Company shall deliver to the 39 Pu Shareholders total consideration of US$7.2 million (“Total Consideration”), of which US$3.00 million shall be paid in cash (“Cash Consideration”) and US$4.2 million shall be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.30 per share, for a total of 14,000,000 Ordinary Shares (“Share Consideration”), in exchange for 39 Pu and 39 Pu Shareholders to enter into VIE Agreements (the “VIE Agreements”) with WFOE. The VIE Agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the majority equity holder of 39 Pu, including absolute rights to control the management, operations, assets, property and revenue of 39 Pu. 39 Pu has the necessary license to carry out the tea business in China.

At the closing of the SPA (the “Closing”), the Company shall make the initial payment of US$2.4 million in immediately available cash and issue 10,000,000 Ordinary Shares. The remaining portion of the Cash Consideration of $0.6 million and Share Consideration of 4,000,000 Ordinary Shares will be delivered according to the earn-out payment based on the financial performance of 39 Pu in its next fiscal year.

ITEM 19. EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 25, 2019	URBAN TEA, INC.

/s/ Long Yi
Long Yi
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (9)
1.2	Amended and Restated Articles of Association (9)
2.1	Specimen Unit Certificate (1)
2.2	Specimen Public Warrant Certificate (1)
2.3	Specimen Placement Warrant Certificate (1)
2.4	Form of Warrant Agreement (1)
2.5	Form of Unit Purchase Option (1)
2.6	Form of Ordinary Shares Purchase Warrant (7)
4.1	Form of Letter Agreement by and among the Company, Chardan Capital Markets, LLC and the founders (1)
4.2	Form of Services Agreement between the Company and Chardan Capital Markets, LLC (1)
4.3	Stock Purchase Agreement by and among CIS Acquisition Ltd., Elite Ride Limited, Delta Advanced Materials Limited, and the shareholders of Elite Ride Limited, dated September 16, 2014 (2)
4.4	Registration Rights Agreement by and among CIS Acquisition Ltd. and the holders of Elite Ride Limited, dated September 19, 2014 (3)
4.5	Voting Agreement by and among the Company, Elite Ride Limited, Delta Advanced Materials Limited, and certain shareholders of Elite Ride Limited dated September 19, 2014 (3)
4.6	Call Agreement by and among CIS Acquisition Ltd. and CIS Sponsors dated September 19, 2014 (3)
4.7	Exclusive Business Cooperation Agreement between Shanghai MYT and Hunan MYT, dated October 28, 2018 (4)
4.8	Exclusive Option Agreement among Peng Fang, Shanghai MYT and Hunan MYT, dated October 28, 2018 (4)
4.9	Share Pledge Agreement among Peng Fang, Shanghai MYT and Hunan MYT, dated October 28, 2018 (4)
4.10	Timely Reporting Agreement between Shanghai MYT and Hunan MYT, dated October 28, 2018 (4)
4.11	Form of Securities Purchase Agreement.in connection with the private placement offering of up to 2,500,000 ordinary shares (4)
4.12	Form of Securities Purchase Agreement in connection with the private placement offering of up to 7,500,000 ordinary shares (5)
4.13	Share Purchase Agreement in connection with the disposition of Elite Ride Limited, dated February 9, 2019 (6)
4.14	Letter Agreement, dated April 3, 2019, between the Company and FT Global Capital, Inc. (7)
4.15	Form of Securities Purchase Agreement among the Company and certain institutional investors. (7)
4.16	Form of Lock-Up Agreement among the Company and certain individuals (7)
4.17	Form of Share Purchase Agreement in connection with the acquisition of Hunan 39 PU Tea Co., Ltd. (8)
8.1	List of Subsidiaries of the Company (10)
11.1	Code of Ethics*
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. *
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Centurion ZD CPA & Co.*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.
**	Furnished herewith.

(1)	Incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224).
(2)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on September 19, 2014.
(3)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed on September 25, 2014.
(4)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed on November 14, 2018.
(5)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on January 7, 2019.
(6)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on February 19, 2019.
(7)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on May 28, 2019.
(8)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on October 1, 2019.

(9)	Incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015.

(10)	Incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 14, 2018.