Form 20-F
period 2020-06-30
Urban Tea, Inc.
filed 2020-10-30
CIK 1543268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

As of June 30, 2020, the issuer had 45,188,648 ordinary shares issued and outstanding.

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

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	the “Company,” “we,” “us,” “our company” and “our” refer to Urban Tea, Inc., formerly Delta Technology Holdings Limited (together with its subsidiaries and affiliated entities, except the contact indicates otherwise);

●	“Elite” are to Elite Ride Limited, which was our wholly owned subsidiary and a company organized in the BVI;

●	“Delta” are to Delta Advanced Materials Limited, a Hong Kong company, as well as Delta’s wholly-owned operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”) and Binhai Deda Chemical Co., Ltd (“Binhai Deda”).

●	“NTH BVI” are to NTH Holdings Limited, a British Virgin Islands company and wholly owned subsidiary of the Company.

●	“NTH HK” are to Tea Language Group Limited, a Hong Kong company and wholly owned subsidiary of NTH BVI.

●	“Delta New York” are to Delta Technology Holdings USA Inc., a corporation incorporated under the laws of New York State and a wholly owned subsidiary of the Company.

●	“Acquisition” are to our acquisition of Elite on September 19, 2014, pursuant to a share exchange transaction among us, Elite, Delta and shareholders of Elite;

●	“Disposition” are to our disposition of Elite on February 9, 2019, pursuant to a share purchase agreement among us, Elite, Delta, and HG Capital Group Limited, which closed on April 13, 2019;

●	“Mingyuntang” are to a line of business that the Company is entered into through a series of VIE agreements between the Company’s wholly owned subsidiary, Shanghai Ming Yun Tang Tea Limited (“Shanghai MYT”), and Hunan Ming Yun Tang Brand Management Co., Ltd. (“Hunan MYT”).

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China;

●	“Hong Kong dollars,” “HKD” and “HK$” are to the legal currency of Hong Kong; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F is translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB 7.0312   to US$1.00, the average exchange rate for the fiscal year ended June 30, 2020  as set forth at www.x-rates.com. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

The selected consolidated financial data present the results for the five fiscal years ended and as of June 30, 2020, 2019, 2018, 2017, and 2016. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	For the Years Ended June 30
	2020	2019	2018	2017	2016
Statement of Income Data
Revenue	$865,705	$401,814	$-	$-	$-
Cost of Sales	$(508,462)	$(236,661)	$-	$-	$-
Gross Profit	$357,243	$165,153	$-	$-	$-
Net (Loss)/Income from Continuing Operations	$(2,122,427)	$(932,863)	$(683,295)	$(2,200,106)	$6,856,682
Net Income/(Loss) from Discontinued Operations	$-	$28,488,305	$(82,206,040)	$(26,227,138)	$(13,612,285)
Net Income/(Loss)	$(2,122,427)	$27,555,442	$(82,889,335)	$(28,427,244)	$(6,755,603)
Net Income/(Loss) Attributable to Urban Tea, Inc.’s Shareholders	$(2,106,600)	$27,555,442	$(82,889,335)	$(28,427,244)	$(6,755,603)
Comprehensive Income/(Loss)	$(2,157,027)	$27,253,220	$(75,467,243)	$(30,309,130)	$(19,018,910)
Earnings/(Loss) per share – basic and diluted	$(0.06)	$1.53	$(7.11)	$(2.87)	$(1.46)
Weighted average shares – basic and diluted	$33,227,331	$18,055,150	$11,653,729	$9,914,313	$9,323,108

Balance Sheet Data
Working Capital (deficiency)	$9,770,619	$7,603,606	$(69,888,669)	$(33,639,559)	$(10,379,902)
Total assets	$22,635,127	$10,846,549	$67,174,949	$135,919,497	$176,144,150
Total liabilities	$2,035,931	$1,694,682	$89,982,235	$120,307,846	$132,642,058
Total Urban Tea, Inc.’s Shareholders’ equity (deficit)	$14,939,607	$9,151,867	$(22,807,286)	$15,611,650	$43,502,092
Noncontrolling interest	$5,659,589	$-	$-	$-	$-

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Risks related to Our Business

We may not be able to successfully implement our growth strategy on a timely basis or at all, which could harm our results of operations.

Our continued growth depends, in large part, on our ability to open new stores and to operate those stores successfully.

Our ability to successfully open and operate new stores depends on many factors, including:

●	Our ability to increase brand awareness in the PRC and the U.S. and to increase tea consumption in areas where we open stores;

●	the identification and availability of suitable sites for store locations, the availability of which is beyond our control;

●	the negotiation of acceptable lease terms;

●	the maintenance of adequate distribution capacity, information systems and other operational system capabilities;

●	integrating new managed and JV stores into our existing stores;

●	buying, distribution and other support operations;

●	the hiring, training and retention of store management and other qualified personnel;

●	assimilating new store employees into our corporate culture;

●	the effective sourcing and management of inventory to meet the needs of our stores on a timely basis;

●	the availability of sufficient levels of cash flow and financing to support our expansion; and

●	the short-term and long-term effects of COVID-19 on the food services industry in both the PRC and the U.S.

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

Additionally, some of our new stores may be located in areas where we have little experience or a lack of brand recognition. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause these new stores to be less successful than stores in our existing markets. Other new stores may be located in areas where we have existing stores. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation of markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

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

Our limited operating experience and limited brand recognition in other regions may limit our expansion strategy and cause our business and growth to suffer.

Our future growth depends, to a considerable extent, on our expansion efforts outside of Hunan province and New York City into other regions of the PRC and the U.S. Our current operations are based largely in the Hunan province and New York City. We have a limited number of customers and limited experience in operating outside of Hunan and New York City. We also have limited experience with market practices outside of Hunan and New York City and cannot guarantee that we will be able to penetrate or successfully operate in any market outside of Hunan and New York City. We may also encounter difficulty expanding in other regions’ markets because of limited brand recognition. In particular, we have no assurance that our marketing efforts will prove successful outside of the narrow geographic regions in which they have been used. In addition, because tea consumption is greater in Hunan than some other regions of the PRC on a per capita basis, we may encounter challenges in those regions in establishing consumer awareness and loyalty or interest in our products and our brand to a different degree than in Hunan. The expansion into other regions may also present competitive, merchandising, forecasting and distribution challenges that are different from or more severe than those we currently face. Failure to develop new markets outside of Hunan and New York City or disappointing growth outside of Hunan and New York City may harm our business and results of operations.

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

Our growth strategy calls for the opening of a significant number of new stores each year and our continued expansion will place increased demands on our operational, managerial, administrative and other resources, which may be inadequate to support our expansion. Our senior management team may be unable to effectively address challenges involved with expansion forecasts for years ended on June 30, 2021 and 2022. Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems and to hire, train and retain regional directors, district managers, store managers and other personnel. Implementing new systems, controls and procedures and these additions to our infrastructure and any changes to our existing operational, managerial, administrative and other resources could negatively impact our results of operations and financial condition.

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

Because our business is highly concentrated on a single, discretionary product category, which includes tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise, we are vulnerable to changes in consumer preferences and in economic conditions affecting disposable income that could harm our financial results.

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

Our business, results of operations and financial condition may be adversely affected by global public health epidemics, including the strain of coronavirus known as COVID-19.

In December 2019, a novel strain of coronavirus causing respiratory illness, or COVID-19, has surfaced in Wuhan, China, spreading at a fast rate in January and February of 2020, and confirmed cases were also reported in other parts of the world. In reaction to this outbreak, an increasing number of countries imposed travel suspensions to and from China following the World Health Organization’s “public health emergency of international concern” (PHEIC) announcement on January 30, 2020. Since this outbreak, business activities in China and many other countries including U.S. have been disrupted by a series of emergency quarantine measures taken by the government.

As a result, our operations in China and the U.S. have been materially affected. Our stores in China were temporarily closed until early March and have been gradually opening since then. As a result, the Company expects a lower amount of revenue and net income from February to April 2020 due to the downtime. In addition, the renovation of our new store in New York City which was expected to open in early 2020 was delayed due to COVID-19 related restrictions in the U.S. Accordingly, our operation and business have been and will continue to be adversely affected as the results of the wide-spread pandemic. Management may have to adjust or change our business plan in response to the prolonged pandemic and change of social behavior.

The extent to which COVID-19 negatively impacts our business is highly uncertain and cannot be accurately predicted. We believe that the coronavirus outbreak and the measures taken to control it may have a significant negative impact on not only our business, but economic activities globally. The magnitude of this negative effect on the continuity of our business operation in China and U.S. remains uncertain. These uncertainties impede our ability to conduct our daily operations and could materially and adversely affect our business, financial condition and results of operations, and as a result affect our share price and create more volatility.

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

We may not be able to oversee the new joint venture efficiently.

We may not be able to oversee our new joint venture, efficiently, realize anticipated profits or effectively implement our growth and operating strategies. As we begin our operations in the U.S. through our joint venture, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with our primary operations in China to a company capable of supporting operations in both China and the United States. We might not be successful in such a transition. There can be no guarantee that the addition of the new joint venture will not cause us to incur additional debt and increase our exposure to market and other risks. Our failure to successfully pursue our strategies or effectively operate the joint venture entity could also have a material adverse effect on our rate of growth and operating performance.

There may be integration issues between MYT, T&O Management Group LLC and Guokui Management Inc.

The tea kitchen’s technologies, overall operation planning, and guidance for the “Your Ladyship Tea” provided by MYT from China will need to be integrated with T&O Management Group LLC and Guokui Management Inc.’s existing business resources and business culture in New York so as to achieve our operating strategies. If we are unable to achieve a successful integration with our tea making operation and New York business demand, we may not be successful in developing and marketing our new services and courses and our operating results will materially suffer. In addition, if the integrated services and courses we offer do not achieve acceptance by the marketplace, our operating results will materially suffer.

We may experience negative effects to our brand and reputation from real or perceived quality or safety issues with our tea, tea accessories, and food and beverages, which could have an adverse effect on our operating results.

We believe our customers rely on us to provide them with high-quality teas, food and tea beverages. Concerns regarding the safety of our teas, food, and tea beverages or the safety and quality of our supply chain could cause consumers to avoid purchasing certain products from us or to seek alternative sources of tea, food, and tea beverages, even if the basis for the concern has been addressed or is outside of our control. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving teas, tea accessories, and food and beverages sold at our stores, could discourage consumers from buying our teas, food, and tea beverages and have an adverse effect on our brand, reputation and operating results.

Furthermore, the sale of teas, food, and tea beverages entail a risk of product liability claims and the resulting negative publicity. For example, tea supplied to the U.S. stores could contain contaminants that, if not detected by us, could result in illness or death upon their consumption. Similarly, food and tea beverages could contain contaminants or contain design or manufacturing defects that could result in illness, injury or death. It is possible that product liability claims will be asserted against us in the future.

We may also be subject to involuntary product recalls or may voluntarily conduct a product recall. The costs associated with any future product recall could, individually and in the aggregate, be significant in any given fiscal year. In addition, any product recall, regardless of direct costs of the recall, may harm consumer perceptions of our teas, tea accessories, and food and beverages and have a negative impact on our future sales and results of operations.

Any loss of confidence on the part of our customers in the safety and quality of our teas, tea accessories, and food and beverages would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of quality teas, tea accessories, and food and beverages and could significantly reduce our brand value. Issues regarding the safety of any teas, tea accessories, and food and beverages sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

Incidents involving food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, whether or not accurate, as well as adverse public or medical opinions about the health effects of consuming our products, could harm our business

Instances or reports, whether true or not, of unclean water supply or food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, have in the past severely injured the reputations of companies in the food and tea beverage processing, grocery and quick-service restaurant sectors. Any report linking us to such instances could severely hurt our sales and could possibly lead to product liability claims, litigation (including class actions) and/or temporary store closures. Clean water is critical to the preparation of tea beverages, as well as ice for our cold beverages, and our ability to ensure a clean water and ice supply to our stores can be limited, particularly in some international locations. We are also continuing to incorporate more products in our food and tea beverage lineup that require freezing or refrigeration, which increases the risk of food safety related incidents if correct temperatures are not maintained due to mechanical malfunction or human error.

We also face risk by relying on third-party food and tea suppliers to provide and transport ingredients and finished products to our stores. We monitor the operations of certain of these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control and it may be difficult to detect contamination or other defect in these products.

Additionally, we are evolving our product lineup to include more local or smaller suppliers for some of our products who may not have as rigorous quality and safety systems and protocols as larger or more national suppliers. In addition, instances of food or beverage-safety issues, even those involving solely the restaurants or stores of competitors or of suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), could, by resulting in negative publicity about us or the foodservice industry in general, adversely affect our sales on a regional or global basis. A decrease in customer traffic as a result of food-safety concerns or negative publicity, or as a result of a temporary closure of any of our stores, product recalls or food or beverage-safety claims or litigation, could materially harm our business and results of operations.

Risks Relating to Doing Business in the PRC

Our PRC subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors.

We are a holding company and the majority of our operations and assets are held in overseas subsidiaries. Our PRC subsidiaries and variable interest entities, Shanghai MYT, Hunan MYT and 39Pu were established in the PRC, and their main operations and assets are located in the PRC. Our PRC subsidiaries, main operations and assets are therefore subject to the relevant laws and regulations of the PRC. In addition, a majority of our officers and directors are non-residents of the United States and substantially all their assets are located outside the United States. As a result, it could be more difficult for investors to effect service of process in the United States, or to enforce a judgment obtained in the United States against any of our PRC subsidiaries or any of these persons.

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

The SAT released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which became effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698 has the effect of taxing foreign companies on gains derived from the indirect sale of a PRC company. Where a foreign investor indirectly transfers equity interests in a PRC resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction that has an effective tax rate less than 12.5% or does not tax foreign income of its residents, the foreign investor must report this indirect transfer to the tax authority in charge of that PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10.0%.

SAT subsequently released public notices to clarify issues relating to Circular 698, including the Announcement on Several Issues concerning the EIT on the Indirect Transfers of Properties by Nonresident Enterprises (《关于非居民企业间接转让财产企业所得税若干问题的公告》) (the “SAT Notice 7”), which became effective on February 3, 2015. SAT Notice 7 abolished the compulsive reporting obligations originally set out in Circular 698. Under SAT Notice 7, if a non-resident enterprise transfers its shares in an overseas holding company, which directly or indirectly owns PRC taxable properties, including shares in a PRC company, via an arrangement without reasonable commercial purpose, such transfer shall be deemed as indirect transfer of the underlying PRC taxable properties. Accordingly, the transferee shall be deemed as a withholding agent with the obligation to withhold and remit the EIT to the competent PRC tax authorities. Factors that may be taken into consideration when determining whether there is a “reasonable commercial purpose” include, among other factors, the economic essence of the transferred shares, the economic essence of the assets held by the overseas holding company, the taxability of the transaction in offshore jurisdictions, and economic essence and duration of the offshore structure. SAT Notice 7 also sets out safe harbors for the “reasonable commercial purpose” test.

On October 17, 2017, the SAT released the Notice on Several Issues concerning the Withholding and Collection of Income Tax of Non-resident Enterprises from the Source (《关于非居民企业所得税源泉扣缴有关问题的公告》) (the “SAT Notice 37”). SAT Notice 37 clarifies: (1) matters concerning the withholding and collection of corporate income tax, and property transfer of non-resident enterprises based on the EIT Law; (2) the currencies required to be used by the withholding agents (when the payments is made in a currency rather than RMB), as well as the time, venue and business for the performance of the withholding and collection obligations; and (3) the abolishment of Circular 698.

There is little guidance and practical experience regarding the application of SAT Notice 7 and SAT Notice 37 and the related SAT notices. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions. As a result, due to our complex offshore restructuring, we may become at risk of being taxed under SAT Notice 7 and SAT Notice 37 and we may be required to expend valuable resources to comply with SAT Notice 7 and SAT Notice 37 or to establish that we should not be taxed under SAT Notice 7 and SAT Notice 37, which could have a material adverse effect on our financial condition and results of operations.

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

On July 10, 2019, the Company received a notification letter from the Nasdaq Listing Qualifications Staff of The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share for its common shares has been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) (the “Deficiency”).

Under the Nasdaq Listing Rules, the Company had until January 6, 2020 to regain compliance, and may be eligible for an extension of an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provide a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

On December 3, 2019, the Company provided written notice to Nasdaq requesting for an extension through July 3, 2020 to demonstrate compliance with the Deficiency during the second compliance period.

On April 20, 2020, the Company received a notification letter from Nasdaq notifying the Company that Nasdaq has determined to toll the compliance periods for bid price requirements (the “Price-based Requirements”) through June 30, 2020. Accordingly, since the Company had 79 calendar days remaining in its bid price compliance period as of April 16, 2020, it will, upon reinstatement of the Price-based Requirements, still have 79 calendar days from July 1, 2020, or until September 17, 2020, to regain compliance.

On September 11, 2020, the Company received a written notification from Nasdaq indicating that the Company has regained compliance with the Price-based Requirements based on the Company’s closing bid price being $1.00 per share or greater for 10 consecutive business days from August 27 to September 10, 2020.

If the Company fails to regain compliance with the Price-based Requirements or any other listing rules when required in the future, we could be subject to suspension and delisting proceedings. If our securities lose their status on The NASDAQ Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

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

For example, we are exempt from regulations of the NASDAQ Stock Market that require listed companies organized in the United States to:

●	have a majority of the board of directors consist of independent directors;

●	have an audit committee consisting solely of independent directors;

●	have a compensation committee consisting solely of independent directors;

●	obtain shareholder approval for a business combination;

●	obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares;

●	have a nominating committee consisting solely of independent directors.

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

Based on the market price of our ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended June 30, 2020 and we do not expect to be one for our taxable year ending June 30, 2021 or to become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if you owned our ordinary shares at any time prior to our acquisition of Elite, you may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless you made certain elections to opt out of PFIC treatment, as described in Item 10. E. – “Taxation – U.S. Federal Income Taxation.”

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

As of the date of this report, we have issued and outstanding securities exercisable into 203,702 ordinary shares (warrants for the purchase of 203,702 shares).  The sale or possibility of sale of the shares underlying these securities could have an adverse effect on the market price for its securities or its ability to obtain future financing. If and to the extent these securities are converted or exercised, you may experience dilution to your holdings.

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

Prior to November 2018, we were solely a fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, and other by-product chemicals and distributing fine and specialty chemicals to end application markets including automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives (the “Chemical Business”). Since November 2018, we have focused on developing a specialty tea product distribution and retail business through our subsidiary, Shanghai Ming Yun Tang Tea Limited (“Shanghai MYT”) which controls Hunan Ming Yun Tang Brand Management Co., Ltd. (“Hunan MYT”) and Hunan 39 PU Tea Co., Ltd. (“39Pu”) via a series of contractual agreements.

As affected by the outbreak of COVID-19, we closed certain tea shops through the date of this report. Currently the Company has four tea shops based in Hunan Province, China, among which two are flagship stores and two are general stores. In addition, we opened our first oversea tea shop in August 2020 in Manhattan, New York City, through our joint venture. The Company sells tea products, beverages and light meals. The tea drinks we are currently offering are developed on various tea base, among which is our characteristic Anhua dark tea base. These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

Tea Shop Chain Business

On August 28, 2018, the Company formed NTH Holdings Limited (“NTH BVI”), a wholly owned subsidiary, in British Virgin Island (“BVI”). NTH BVI is authorized to issue a maximum of 50,000 shares of one class, at par value of $1.00 per share.

On September 11, 2018, NTH BVI formed a wholly owned subsidiary, Tea Language Group Limited (“NTH HK”) in Hong Kong. On October 19, 2018, the Company, through NTH HK, established Shanghai MYT.

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

On October 28, 2018, in anticipation of the Closing, the Company entered into a series of VIE agreements between Shanghai MYT and Hunan MYT (the “VIE Agreements”), pursuant to which the Company launched a tea shop chain under the brand Mingyuntang (茗韵堂) in China as part of the Company’s efforts to explore new business lines outside of its former-specialty chemical business. This business is conducted via the Company’s subsidiary, Shanghai MYT which controls Hunan MYT.

Disposition of Elite

On February 8, 2019, the Company received the stamped Certificate of Change of Name from the British Virgin Islands Registrar of Corporate Affairs dated February 4, 2019 pursuant to which the Company’s name has been changed to “Urban Tea, Inc.” (the “Name Change”). In connection with the Name Change, the Company effectuated a change of its ticker symbol from “DELT” to “MYT.”

On February 9, 2019, we entered into that certain Share Purchase Agreement (“SPA” and the transaction contemplated by the SPA is referred to as the “Disposition”) with HG Capital Group Limited pursuant to which HG Capital agreed to purchase Elite in exchange for a cash purchase price of $1,750,000 (the “Consideration”). Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation, which, in turn, holds all the equity interests in all the operating subsidiaries. The Disposition closed on April 13, 2019, upon satisfaction of the closing conditions of the SPA, including but not limited to the approval by the Company’s shareholders of the SPA and the transactions contemplated thereunder and receipt of a fairness opinion opining on the fairness of the Disposition to the Company’s shareholders from a financial point of view. Our current business solely consists of the specialty tea product distribution and retail business as outlined above.

On September 13, 2019, the Company received the stamped Amended and Restated Memorandum and Articles of Association (the “A&R M&A”) from the British Virgin Islands Registry of Corporate Affairs, dated September 12, 2019. The A&R M&A was approved by the Company’s shareholders during its 2019 annual meeting of shareholders held on August 29, 2019 for the purpose of removing legacy provisions that have ceased to apply to the Company and to add appropriate provisions.

2019 Registered Direct Offering

On May 24, 2019, the Company and certain institutional investors (the “Investors”) entered into a securities purchase agreement (the “May Purchase Agreement”), pursuant to which the Company agreed to sell to such Investors an aggregate of 2,845,000 Ordinary Shares and warrants to purchase up to 1,809,420 Ordinary Shares in a registered direct offering, for gross proceeds of approximately $4.6 million (the “May Offering”). The warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.86 per share, subject to adjustments for stock splits, stock dividends and similar events, and has full ratchet antidilution protection. The purchase price for each Ordinary Share and the corresponding warrant is $1.62. The May Offering closed on May 29, 2019.

39Pu VIE Agreements

On September 28, 2019, the Company and Shanghai MYT entered into a Share Purchase Agreement (the “39Pu SPA”) with Hunan 39 PU Tea Co., Ltd. (“39Pu”) and certain shareholders of 39Pu (the “39Pu Shareholders”). Pursuant to the 39Pu SPA, the Company delivered to the 39Pu Shareholders total consideration of US$7.2 million (“Total Consideration”), of which US$3.00 million was paid in cash (“Cash Consideration”) and US$4.2 million was paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.30 per share, for a total of 14,000,000 Ordinary Shares (“Share Consideration”), in exchange for 39Pu and 39Pu Shareholders to enter into VIE Agreements (the “39Pu VIE Agreements”) with Shanghai MYT. The VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the majority equity holder of 39Pu, including absolute rights to control the management, operations, assets, property and revenue of 39Pu. 39Pu has the necessary license to carry out the tea business in China. The transaction contemplated by the 39Pu SPA closed on October 28, 2019 upon satisfaction of the closing conditions of the 39Pu SPA, including, among other things, (a) Nasdaq approval of the listing of the Share Consideration, (b) the delivery of the duly executed VIE Agreements, and (c) the Company’s receipt of a fairness opinion from Viewtrade Securities, Inc., an independent valuation firm engaged by the Company.

T&O Management Group Joint Venture

On October 29, 2019, the Company entered into a joint venture agreement (the “JV Agreement”) with T&O Management Group LLC, a New York State corporation (“OTTA”). Pursuant to the Agreement, the Company and OTTA formed Urban Tea Management Inc. under the laws of the State of New York (the “Joint Venture”).

Pursuant to the terms of the JV Agreement, the Joint Venture will be directed, controlled and managed by a management committee (the “Management Committee” or the “Board”) formed by both OTTA and the Company. The Management Committee consists of five members, among which three members were assigned by MYT and two members were assigned by OTTA.

The total investment of funds in the Joint Venture was $300,000, and the first round of investment consisted of $150,000, 70% of which was funded by the Company and the remaining 30% by OTTA.

In connection with the JV Agreement, the Company and OTTA, being the only two shareholders of the Joint Venture (each, a “Shareholder”, collectively, “Shareholders”), entered into a shareholder agreement (the “Shareholder Agreement”) on October 29, 2019. Pursuant to the Shareholder Agreement, the Shareholders elected 5 members to serve on the Management Committee, of whom three were assigned by the Company and two were assigned by OTTA.

The Joint Venture is authorized to issue 200 shares having no par value. The Company holds 102 shares of the Joint Venture, representing 51% of the ownership, while OTTA holds 98 shares of the Joint Venture, representing 49% of the ownership. Pursuant to the Shareholder Agreement, the Company is responsible for providing technology services and the overall operation planning of the Joint Venture in the United States. OTTA is responsible for applying for the business license, trademark registration, and any other necessary legal documents for the establishment of Joint Venture.

Recent Developments

2020 Registered Direct Offerings

On June 24, 2020, the Company and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreement (the “June Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 9,000,000 Ordinary Shares, at a price of $0.555 per share in a registered direct offering, for gross proceeds of approximately $5 million (the “June Offering”). The June Offering closed on June 29, 2020.

On July 30, 2020, the Company and the Purchasers entered into certain securities purchase agreement (the “July Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 15,000,000 Ordinary Shares, at a price of $0.40 per share in a registered direct offering, for gross proceeds of approximately $6 million (the “July Offering”). The July Offering closed on August 3, 2020.

On August 14, 2020, the Company and the Purchasers entered into certain securities purchase agreement (the “August Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 18,750,000 Ordinary Shares, at a price of $0.32 per share in a registered direct offering, for gross proceeds of approximately $6 million (the “August Offering”). The August Offering closed on August 18, 2020.

Grand Opening of First Overseas Tea House

On August 1, 2020, the Company, through its joint venture, opened the first oversea specialty coffee and tea house under a brand name of “MENO” in West Village near Washington Square Park in Manhattan, New York City.

Entry into a Non-binding Letter of Intent with Chuangyeying Brand Management Co., Ltd. (“CYY”)

On August 26, 2020, the Company, through its WFOE, entered into an LOI with CYY, Store Master Food Trading Co., Ltd. (“Store Master”) and the shareholders of CYY and Store Master.

CYY has franchise permit and owns multiple registered trademarks in China. It currently manages over 300 tea beverages franchisees. Store Master specializes in supply chain management, product research and development, and optimizing long-term and stable supply chains. Store Master also owns a scalable warehouse with an advanced logistics management system. CYY and Store Master are commonly owned by five individuals.

The LOI contemplates that the parties would enter into certain definitive agreement pursuant to which WFOE will acquire 51% of each of the two companies’ equity with cash and restricted shares of Urban Tea. If the acquisitions are completed, the collaboration will consolidates the resources and expertise of WFOE, CYY, and Store Master in brand management, sales networks, and supply chain technologies to better serve our customers and expand our business.

1 for 10 Reverse Split

On August 19, 2020, the board of directors of the Company approved a 1 for 10 reverse split of its ordinary shares (the “Reverse Split”). Upon the effectiveness of the Reverse Split, the Company’s shareholders will receive one new ordinary share of the Company for every ten shares they hold. The Reverse Split became effective on August 27, 2020.

Entry into a Share Purchase Agreement with Guokui Management Inc. (“Guokui”)

On September 23, 2020, the Company entered into a share purchase agreement (the “Agreement”), pursuant to which the Company agreed to pay $400,000 in cash to acquire 80% of the equity interest in Guokui. Guokui is incorporated under the laws of New York State and has been operating CROP CIRCLE, a casual street food restaurant in New York City, since August 2020.

Upon closing of the transaction contemplated by the Agreement, the Company will own the registered trademark of “CROP CIRCLE” in the United States and operate the restaurant under the brand name of Crop Circle, which features guokui, an oval shaped baked flatbread with various filling selections, a popular street snack originating from Shaanxi Province of China. CROP CIRCLE also provides other meals combining classic and modern styles.

B.	Business overview.

Prior to November 2018, we were solely a fine and specialty chemical manufacturer, primarily engaged in the Chemical Business. We started sales of tea products, beverages and light meals in retail shop chains through Hunan MYT since November 2018, and we started the sale of dark tea products through 39Pu since October 2019. Both entities are controlled by Shanghai MYT via a series of contractual agreements.

For the years ended June 30, 2020 and June 30, 2019, the Company generated revenues of $448,000 and $401,814 from its sales of tea products, beverages and light meals in retail shop chains, and generated revenues of $417,705 and $nil from its sales of dark tea products. Because the Company just launched its new tea business in November 2018, we did not have any operations or generate any revenues for the year ended June 30, 2018.

Products

As of June 30, 2020, we marketed a wide range of trendy tea drinks, light meals, and pastries targeting China’s new urban generation in Hunan province. Our products are focused on not only their taste but also their aesthetic presentation and health benefits. Our products are currently being offered via our flagship and general stores.

The tea drinks we are currently offering are developed on various tea bases, among which is our featured Anhua dark tea base. These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

Our goal is to be a leading brand of tea beverages in each city in which we currently and plan to operate, by selling the finest quality tea beverages and related products, as well as complementary food offerings, and by providing each customer with a pleasant and comfortable environment.

Through the Company’s variable interest entity, 39Pu, the Company also engages in the sale of dark tea products through various sales channels, including sales to wholesale customers, sales through reputable online marketplaces in China such as Tiktok, and sales through the Company’s retail stores.

Since our expansion into the U.S. in August 2020, we have also begun offering tea and coffee products inspired by the menu of our “Buoyance Manor” stores in China through MENO, customized to fit the New Yorkers’ palate and aesthetic. Since our acquisition of Guokui Management Inc. and the CROP CIRCLE restaurant in New York City, we have also begun offering light Chinese meals and snacks through CROP CIRCLE. CROP CIRCLE’s menu includes items such as dumplings and rice noodle rolls, and features “guokui,” which is a flatbread baked in a clay oven with various choices of flavorful fillings such as shrimp, beef, pork, chicken, preserved vegetables and brown sugar, a popular street snack originating from northern China’s Shanxi province.

Revenue Streams

We generate revenue from the following two sources, (1) sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and (2) sales of dark tea products by 39Pu.

Managed Stores

Currently, all our products are offered in our managed stores where we lease the properties, hire managers and employees, purchase equipment and operate the stores ourselves. Due to the effects of the outbreak of COVID-19, the Company has permanently closed eight general stores.

Below is a summary of flagship and general stores operated by us as of June 30, 2020:

Number of Stores
Flagship stores	2
General stores	2
Total	4

In light of the current effects of the COVID-19 outbreak, we plan to slow down the expansion of the Company’s managed stores. Instead, the Company plans on focusing on expanding via franchising its brands in both China and the U.S. We expect to gain over 300 new franchisees in the year ending June 30, 2021.

JV Stores

We anticipate to enter into joint venture agreement with corporate store owners pursuant to which we will contribute our products, brands, our management services etc. in return for a fixed percentage of the profit generated by such stores. We refer to such stores as JV stores. On May 20, 2020, Hunan MYT has received the approval from the Commercial Franchise Enterprise Administration to seek franchisees for growth opportunities throughout China and officially obtained the “Business Franchise Enterprise” license issued by the Hunan Provincial Department of Commerce. The license enables the Company to grow its business through franchising with its “Buoyance Manor” brand.

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

Since our expansion into the U.S. in August 2020, we have also entered into agreements with the U.S.’s leading online food ordering and delivery platforms, including GrubHub, UberEats, HungryPanda, ChowBus and YBB.

Suppliers

We work with many suppliers in the sourcing of raw materials, baking equipment, furniture and decoration, utensils etc. We are not dependent on any particular suppliers.

Branding and Marketing Strategy

As of the year ended June 30, 2020, our products are offered under two brands, Buoyance Manor (“浮力庄园”) and Your Ladyship Tea (“小主的茶”). Since the expansion of our operations into the United States in August 2020, we have also begun offering our products under MENO and CROP CIRCLE as of the date of this report. We plan to offer snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups under a new brand Meet Honey. We have entered into a series of trademark assignment and license agreements with the owners of these trademarks. For details, please refer to the section of Trademarks, Copyrights, Patents and Domain Names.

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

As of the date of this report, our major competitors in the Hunan province are: Maiji (“麦吉”), Luosennina (“罗森尼娜”), NAYUKI (“奈雪的茶”), and Chayanyuese (“茶颜悦色”), and our major competitors in New York are: Gong Cha, Debutea, The Alley, Moge Tee and Tiger Sugar.

Trademarks, Copyrights, Patents and Domain Names

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

In the PRC, we have entered into trademark assignment agreements with Jinhou Group (Zhongguo) Limited (“Jinhou”), Hunan 39 Tea Limited (“39 Tea”), and Shanghai Guoranmei Commerce & Trade Limited, the owners of the registered trademarks Buoyance Manor (“浮力庄园”), Your Ladyship Tea (“小主的茶”) and Meet Honey, respectively. Pursuant to these trademark assignment agreements, we have acquired all the rights and interests in each respective trademark. We have submitted these trademark assignment agreements to the Trademark Office of State Administration for Industry and Commerce for review and registration and have received all relevant approvals as of the date of this report.

In the U.S., we have submitted our trademarks MENO and CROP CIRCLE to the United States Patents and Trademark Office on August 31, 2020, and are currently pending examination and approval.

Our intellectual property includes our domain name www.h-n-myt.com.

Property, Plant and Equipment

We leased approximately 3,378 square feet of office space pursuant to a lease agreement, which lasts from June 1, 2019 to July 31, 2022 with an average annual rent approximating RMB320,000 (approximately US$45,500) at the location of Huakun Times Plaza, Room 1118, Floor 11, No. 200 Erduan, East Xiang Fu Road, Yuhua District, Changsha, China, as our corporate headquarters.

In addition, we lease spaces from different real estate entities for our flagship stores and general stores, with average lease term between three and five years.

Research and Development

Tea-based Beverages – we have developed more than twenty types of tea-based beverages, including fruitcoffee, milk foam cap tea, fresh milk tea, and fresh fruit tea.

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

Employees

We currently have 64 full-time employees. We have employment contracts with all of our employees in China and the U.S. in accordance with relevant PRC and U.S. laws. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

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

The PRC civil procedures are governed by the Civil Procedure Law of the People’s Republic of China (the “Civil Procedure Law”) adopted on April 9, 1991 and amended on October 28, 2007 and August 31, 2012. The Civil Procedure Law contains regulations on the institution of a civil action, the jurisdiction of the people’s courts, the procedures in conducting a civil action, trial procedures and procedures for the enforcement of a civil judgment or order. All parties to a civil action conducted within the territory of the PRC must comply with the Civil Procedure Law. A civil case is generally heard by a court located in the defendant’s place of domicile. The jurisdiction may also be selected by express agreement by the parties to a contract provided that the jurisdiction of the people’s court selected has some actual connection with the dispute, that is to say, the plaintiff or the defendant is located or domiciled, or the contract was executed or implemented in the jurisdiction selected, or the subject-matter of the proceedings is located in the jurisdiction selected. A foreign national or foreign enterprise is accorded the same litigation rights and obligations as a citizen or legal person of the PRC. If any party to a civil action refuses to comply with a judgment or order made by a people’s court or an award made by an arbitration body in the PRC, the aggrieved party may apply to the people’s court to enforce the judgment, order or award. The time limit on the right to apply for such enforcement is two years.

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

Corporate Information

Our principal executive offices are located at 200 East Xiangfu Road (Huakun Times Plaza), 1118-1125, Yuhua District, Changsha City, Hunan Province, China, where we leased approximately 3,378 square feet of office space pursuant to a lease agreement, which lasts from June 1, 2019 to July 31, 2022 with an average annual rent approximating RMB320,000 (approximately US$45,500). We do not own any real property or have any land use rights.

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

A. Operating Results

As of June 30, 2020, we have two operating business lines, including the retail business of providing high-quality tea beverages in our tea shop chain business conducted by Hunan MYT and the dark tea distribution business by 39Pu.

Tea Shop Chain Business

As affected by the outbreak of COVID-19, we closed certain tea shops through the date of this report. Currently the Company has four tea shops based in Hunan Province, China, among which two are flagship stores and two are general stores. In addition, we opened our first oversea tea shop in August 2020 in Manhattan, New York City, through our joint venture. The Company sells tea products, beverages and light meals. The tea drinks we are currently offering are developed on various tea bases, among which is our featured Anhua dark tea base. These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

Customers place orders and pay for tea products, beverages and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase.

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

For the years ended June 30, 2020 and 2019, the Company earned income from the tea shop chain business of $448,000 and $401,814, respectively.

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

Competition

In almost all markets in which we operate, there are numerous competitors in the specialty tea beverage business. We believe that our customers choose among specialty tea beverage brands primarily on the basis of product quality, service and convenience, as well as price. We face competition from large fast-food restaurants and ready-to-drink tea beverage manufacturers. We also compete with restaurants and other specialty retailers for prime retail locations and qualified personnel to operate both new and existing stores.

As of now, our major competitors in the Hunan province are: Maiji (“麦吉”), Luosennina (“罗森尼娜”), NAYUKI (“奈雪的茶”), and Chayanyuese (“茶颜悦色”).

Dark Tea Distribution Business

In order to diversify the Company’s business and create synergies between our tea shop chains and dark tea distribution, the Company’s indirectly wholly-owned subsidiary, Mingyuntang (Shanghai) Tea Co. Ltd. (“Shanghai MYT”), entered into a series of contractual agreements (the “39Pu VIE Agreements”) with Hunan 39 PU Tea Co., Ltd. (“39Pu”) and certain shareholders of 39Pu (“39Pu Shareholders”), who collectively hold 51% of 39Pu. The 39Pu VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent, in all material respects, to those it would possess as the 51% equity holder of 39Pu, including absolute control rights and the rights to the management, operations, assets, property and revenue of 39Pu. The purpose of the 39Pu VIE Agreements is solely to give the Company the exclusive control over 39Pu’s management. Through 39Pu’s VIE structure, the Company was able to consolidate operations of 39Pu, effective as of October 2, 2019, and now operates a separate dark tea distribution business.

39Pu, headquartered in Changsha Province, China, is a high-end tea enterprise integrating tea distribution, product research and development, and tea cultural heritage projects. 39Pu aims to create a comprehensive tea brand, selling premium tea (primarily Anhua dark tea) and facilitating the dissemination of tea culture. Currently, 39Pu engages in the sale of dark tea products through various sales channels, including sales to wholesale customers, sales through reputable online marketplaces in China such as Tiktok, and sales through the Company’s retail stores.

39Pu recognizes revenues when products are delivered to customers on a gross basis, as the Company is acting as a principal in these transactions. For the years ended June 2020 and 2019, the Company earned income from the dark tea distribution of $417,705 and $nil, respectively.

Key Factors that Affect Operating Results

We just launched the specialty tea product distribution and retail business in November 2018 and the dark tea distribution business in October 2019. We believe our future success depends on our ability to significantly increase revenues as well as maintain profitability from our operations. Our limited operating history makes it difficult to evaluate our business and future prospects. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history in an emerging and rapidly evolving industry. These risks and challenges include, among other things,

●	Our ability to attract and engage customers

●	Our ability to increase product offerings

●	Expansion of our online distribution

●	Effective selling prices of our products

●	Efficient store operations

Our business requires a significant amount of capital, in large part because we plan to continue to open stores and expand our business through joint venture stores and to additional markets where we currently do not have operations.

Results of Operations

Year Ended June 30, 2020 as Compared to Year Ended June 30, 2019

	For the Years Ended June 30,		Change
	2020	2019	Amount	%

Revenue	$865,705	$401,814	$463,891	115%
Cost of revenues	(508,462)	(236,661)	(271,801)	115%
Gross profit	357,243	165,153	192,090	116%

Operating expenses
General and administrative expenses	(2,813,636)	(2,202,161)	(611,475)	28%
Total operating expenses	(2,813,636)	(2,202,161)	(611,475)	28%

Other income, net
Interest income	35,737	3,977	31,760	799%
Change in fair value of warrants	282,232	1,088,443	(806,211)	-74%
Equity investment loss	(22,245)	-	(22,245)	>100%
Other income	38,242	11,725	26,517	226%
Total other income, net	333,966	1,104,145	(770,179)	-70%

Net loss from continuing operations before income taxes	(2,122,427)	(932,863)	(1,189,564)	128%
Income tax expenses	-	-	-	0%

Net loss from continuing operations	(2,122,427)	(932,863)	(1,189,564)	128%

Net income from discontinued operations	-	28,488,305	(28,488,305)	-100%

Net income (loss)	$(2,122,427)	$27,555,442	$(29,677,869)	-108%

Revenues

We generate revenue from the following two sources, including (1) sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and (2) sales of dark tea products by 39Pu. Revenue from sales of dark tea products services are newly incorporated into our operations as a result of our recent entry into VIE contractual agreements with 39Pu. Total revenue increased by $463,891 or 115%, from $401,814 for the year ended June 30, 2019 to $865,705 for the year ended June 30, 2020.

(1)	Revenue from sales of tea products, beverages and light meals in retail shop chains

The Company commenced its business of specialty tea product distribution and retail in November 2018. The Company sold tea beverage drinks, light meals and other tea products in the retail stores. Customers places orders in the store and revenue is recognized when drinks and meals are delivered to the customers. For the years ended June 30, 2020 and 2019, the Company generated revenues of $448,000 and $401,814, respectively, from its eight retail stores, representing an increase of $46,186 or 11%. Though affected by the outbreak of COVID-19, and the Company closed all its tea shops during February and March 2020, the Company made an increase in revenue. The increase was mainly because our two flagship stores attracted increasing customers and earned an increase of revenues during the year ended June 30, 2020. Due to the outbreak of COVID-19, Company permanently closed four general stores from April 2020 through August 2020.

However with the opening our first oversea tea shop in August 2020 in New York City, and the acquisition of CROP CIRCLE in September 2020, we expect that our tea shop chain business will gain increasing reputation among customers in New York and our revenues from retail shop chains will continue to increase in the future.

(2)	Revenue from sales of dark tea products

The Company commenced its business of distributing dark tea in October 2019, when the Company entered into VIE agreements with 39Pu and 39Pu’s shareholders. The Company recognizes revenues when dark teas are delivered to customers, on a gross basis as the Company is acting as a principal in these transactions.

During the year ended June 30, 2020, the Company recognized revenues of $417,705 from sales of dark tea products. There was no such revenue in the year ended June 30, 2019.

Cost of revenues

The cost of revenues is comprised of material costs of tea beverage drinks, light meals, dark tea products and other products. For the year ended June 30, 2020, the Company incurred cost of $508,462, consisting of cost of tea beverage drinks and light meals of $347,694 and cost of dark tea products of $160,768. For the year ended June 30, 2019, the Company incurred cost of $236,661, all attributable to cost of tea beverage drinks and light meals.

General and administrative expenses

General and administrative expenses increased from $2,202,161 for the year ended June 30, 2019, to $2,813,636 for the year ended June 30, 2020, representing an increase of $611,475, or 28%. General and administrative expenses was mainly comprised of employee salary and welfare expenses, retail store and office rental expenses, share-based compensation expenses, professional consulting service fees and travel expenses. The increase of general and administrative expenses was mainly attributable to the operations of both our tea shop chains and dark tea distribution business, leading to an increase of $453,183 in employee salary and welfare expenses and an increase of $223,815 in retail store and office rental expenses.

Change in fair value of warrants

Gain on change in fair value of warrants was $282,232 for the year ended June 30, 2020, as compared with $1,088,443 for the year ended June 30, 2019. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with registered direct offering closed on May 24, 2019, and the private placement closed on November 21, 2017.

Equity investment loss

During the year ended June 30, 2020, the Company invested in one join venture, through which the Company opened its first oversea tea shop. The tea shop did not commence operations until August 2020. In the year ended June 30, 2020, the joint venture reported a net loss of $43,618 from start-up operating expenses, and the Company recorded an equity investment loss of $22,245.

Net loss from discontinued operations

During the year ended June 30, 2019 the net income from discontinued operations was comprised of a net loss of $9,357,421 from discontinued operations of fine chemical business against a gain of $37,845,726 from disposal of the discontinued operations of the fine chemical business. For details of discontinued operations, please refer to Note 4 of our Consolidated Financial Statements included in this report.

The Company disposed of fine chemical business in April 2019, leading to net loss of $nil from discontinued operations for the year ended June 30, 2020.

Net loss

As a result of the foregoing, net loss for the year ended June 30, 2020 was $2,122,427, representing a change of $29,677,869 from net income of $27,555,442 for the year ended June 30, 2019.

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

Because we just launched our new business in November 2018, we did not have any operations or generate any revenues for the year ended June 30, 2018.

Cost of revenues

The cost of revenues is comprised of material costs of tea beverage drinks, light meals and other products. For the year ended June 30, 2019, the Company incurred cost of revenues of $236,661, leading to a gross profit margin of 41%.

During the year ended June 30, 2018, cost of revenues incurred for specialty tea product distribution and retail business was nil.

General and administrative expenses

General and administrative expenses increased from $889,107 for the year ended June 30, 2018, to $2,202,161 for the year ended June 30, 2019, representing an increase of $1,313,054, or 148%. General and administrative expenses was mainly comprised of employee salary and welfare expenses, retail store and office rental expenses, share-based compensation expenses, professional consulting service fees and travel expenses. The increase of general and administrative expenses was mainly attributable to operation of specialty tea product distribution and retail business, including an increase of $504,807  in employee salary and welfare expenses, an increase of $198,918 in retail store and office rental expenses, an increase of $576,845 in professional consulting services, including legal service fees and audit-related fees for the Company’s entry into new VIE agreements with Hunan MYT in November 2018, disposal of Elite and its subsidiaries in April 2019, registered direct offering closed in May 2019, and warrant liability expenses of $246,718 incurred by the placement agent for the registered direct offering.

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

Net income (loss) from discontinued operations

During the year ended June 30, 2019, the net income from discontinued operations was comprised of a net loss of $9,357,421 from discontinued operations of fine chemical business against a gain of $37,845,726 from disposal of the discontinued operations of fine chemical business.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this Form 6-K.

●	Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

●	Principal of consolidation

The consolidated financial statements include the accounts of the Company, its wholly and majority owned subsidiaries, and consolidated VIEs for which the Company is the primary beneficiary.

All transactions and balances among the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation.

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

During the years ended June 30, 2020 and 2019, the Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and from sales of dark tea products by 39Pu.

Sales of tea products, beverages and light meals in retail shop chains by Hunan MYT

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

Sales of dark tea products by 39Pu

The Company identifies a single performance obligation from contracts. The Company recognizes revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The transaction fees are fixed. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of products to the Company.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2020 and 2019. As of June 30, 2020, income tax returns for the tax years ended December 31, 2015 to 2019 remain open for statutory examination by PRC tax authorities.

B. Liquidity and Capital Resources

We have financed our operations primarily through shareholder contributions, cash flow from operations, private placements, and public offerings of securities. As of June 30, 2020 and 2019, we had cash of $5,311,693 and $4,668,745, respectively. In addition, as of June 30, 2020 and 2019, we had short-term investments of $2,266,069 and $4,078,244 with maturities within twelve months.

During June 2020 through August 2020, the Company raised gross proceeds aggregating $17 million for registered direct offerings.

On June 24, 2020, the Company and certain institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 9,000,000 ordinary shares for gross proceeds of approximately $5.0 million. The offering closed on June 29, 2020.

On July 30, 2020, the Company and certain institutional investors entered into certain securities purchase agreement, pursuant to which the Company agreed to sell to such Purchasers an aggregate of 15,000,000 ordinary shares, no par value, at a price of $0.40 per share in a registered direct offering, for gross proceeds of approximately $6 million (the “July Offering”). The offering closed on August 3, 2020.

On August 14, 2020, the Company and the Purchasers entered into certain securities purchase agreement, pursuant to which the Company agreed to sell to such Purchasers an aggregate of 18,750,000 Ordinary Shares, at a price of $0.32 per share in a registered direct offering, for gross proceeds of approximately $6 million (the “August Offering”). The offering closed on August 18, 2020.

Statement of Cash Flows

	For the Years Ended June 30,
	2020	2019	2018
Net cash used in operating activities	$(1,897,534)	$(1,057,109)	$(3,178,300)
Net cash used in investing activities	(2,000,967)	(4,437,844)	(1,134,450)
Net cash provided by financing activities	4,540,350	9,493,641	486,919
Effect of exchange rate changes on cash	1,099	(291,223)	4,787,111
Increase in cash	$642,948	$3,707,465	$961,280

Net cash used in operating activities

For the year ended June 30, 2020, net cash used in operating activities was $1,897,534. This was mainly attributable to our net loss of $2,122,427 from continuing operations, adjusted by a decrease of $164,510 in other current assets because we closed certain tea shops and collected deposits for lease of retail stores, and a decrease of $106,667 in other noncurrent assets as a result of amortization of such assets.

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

Net cash used in investing activities

For the fiscal year ended June 30, 2020, net cash used in investing activities was $2,000,967. This was primarily attributable to payment of cash consideration of $2,369,775 for acquisition of 39Pu, investment of $210,000 in a joint venture, purchase of and payment of deposits for property and equipment aggregating $492,420, against proceeds of $126,865 from disposal of property and equipment and collection of $944,363 from short-term investments.

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

Net cash provided by financing activities

For the year ended June 30, 2020, net cash provided by financing activities was $4,540,350, which was raised in registered direct offering closed on June 29, 2020.

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

Not applicable.

D. Trend information

Other than as disclosed elsewhere in this annual report, the Company is not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2020 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular disclosure of contractual obligations

Commitments and Contingencies

In connection with acquisition of 39Pu, a contingent cash consideration of $0.6 million and a share consideration of $1.2 million will be delivered to the three shareholders according to the earn-out payment based on the financial performance of 39Pu in its next fiscal years. Due to the effects of COVID-19, the financial performance of 39Pu is not expected to meet the earn-out payment conditions and the Company does not expect incurring the contingent considerations.

Contractual obligations

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2020:

Twelve months ended June 30,	Lease payment
2021	$335,861
2022	181,080
2023	78,021
2024	56,279
2025 and thereafter	13,785
Total lease payments	665,026
Less: imputed interest	(39,669)
Present value of lease liabilities	$625,357

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Long Yi	44	Chief Executive Officer and Chairman of the Board
Kan Lu	37	Chief Financial Officer
Jing Yi	32	Independent Director (1)(2)(3)
Qinbai Zhou	59	Independent Director (1)(2)(3)
Changguang Wu	52	Director
Anatoly Danilitskiy	68	Independent Director (1)(2)(3)

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of governance and nominating committee.

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

Qinbai Zhou has been serving as a director of the Company since December 18, 2019. Mr. Zhou has served as the Marketing Director of Shennong Dafenghuaqiang Seed Industry Co., Ltd. since August 2013. From March 2006 to July 2013, Mr. Zhou served as the Sales Manager of Huatai Securities Co., Ltd. Mr. Zhou obtained his bachelor’s degree in Economic Law from Hunan University of Technology and Commerce in China.

Changguang Wu has been serving as a director of the Company since September 19, 2014. Mr. Wu has been with Delta as its Executive Director since 2007 and has been actively involved in the daily operations of Delta from2007 to 2019. From 1989 to 1992, Mr. Wu was a loan officer of People’s Bank of Danyang City. From 1992 to 2002, he worked as a chief planner at Danyang City Trust and Investment Co., Ltd. Subsequently, in August 2002 and August 2003, Mr. Wu co-founded (i) Danyang Beijiate Materials Trading (“Beijiate Materials”) and (ii) Danyang Beijiate Chemicals Co., Ltd. (“Beijiate Chemicals”) respectively with Mr. Xin Chao, the Company’s former CEO, where he was mainly responsible for the management of both Beijiate Materials and Beijiate Chemicals. While he was involved in the management of Beijiate Materials and Beijiate Chemicals, he was also the general manager of Danyang Liansheng Chemicals Co., Ltd. (“Liansheng Chemicals”). He officially left Liansheng Chemicals and joined the Target Group in November 2007. Mr. Wu graduated from Banking School of Jiangsu in 1989 with a diploma in Economic Management.

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

B. Compensation

Director Compensation

The following table represents compensation earned by our non-executive directors in the fiscal year ended June 30, 2020:

Name	Fees earned in cash ($)	Stock awards ($)	Option awards ($)	All other compensation ($)	Total ($)
Jing Yi (1)	$7,500	$-	$-	$-	$7,500
Linchai Zhang (2)	$4,000	$-	$-	$-	$4,000
Lizhong Zhang (3)	$8,750	$-	$-	$-	$8,750
Yeyun Tan (4)	$8,750	$-	$-	$-	$8,750
Changguang Wu (5)	$-	-	$-	$-	$-
Anatoly Danilitskiy (6)	$3,556	$-	$-	$-	$3,556
Qinbai Zhou (7) *	$4,667	$-	$-	$-	$4,667

* Resigned during the fiscal year ended June 30, 2020

(1)	Ms. Jing Yi was appointed as a director of the Company in May 2019 and receives annual compensation of $1,250.
(2)	Ms. Linchai Zhang was appointed as a director of the Company in June 2018 and receives annual compensation of $8,000. Ms. Zhang resigned on December 18, 2019.
(3)	Mr. Lizhong Zhang was appointed as a director of the Company in November 2018 and receives annual compensation of $5,833. Mr. Zhang resigned on July 26, 2020.
(4)	Ms. Yeyun Tan was appointed as a director of the Company in November 2018 and receives annual compensation of $5,833. Ms. Tan resigned on July 15, 2020.
(5)	Mr. Changguang Wu was appointed as a director of the Company in September 2014 and does not receive annual compensation for the year ended June 30, 2019.
(6)	Mr. Anatoly Danilitskiy was appointed as a director of the Company in February 2016 and receives annual compensation of $3,556.
(7)	Mr. Qinbai Zhou was appointed as a director of the Company on December 18, 2019 and receives annual compensation of $8,000

Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended June 30, 2020:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Other Compensation ($)	Total ($)

Long Yi (1) (CEO)	75,000	-	-	-	-	75,000
Kan Lu (2) (CFO)	50,000	-	-	-	-	50,000

(1)	Mr. Long Yi was appointed as the CEO of the Company in January 2018 and receives annual compensation of $75,000.
(2)	Ms. Kan Lu was appointed as the CFO of the Company in April 2019 and receives annual compensation of $50,000.

Grants of Plan Based Awards

As of this annual report, our CEO, Mr. Long Yi, was granted of 100,000 restricted ordinary shares of the Company pursuant to the 2018 Equity Incentive Plan, which is discussed below.

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

Audit Committee. Our audit committee consists of Qinbai Zhou, Jing Yi and Anatoly Danilitskiy. Jing Yi is the Chairwoman of the Audit Committee, and our Board of Directors believes that Ms. Yi qualifies as an “audit committee financial expert,” as such term is defined in the rules of the Securities and Exchange Commission. Messrs. Yi, Zhou and Danilitskiy do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules.

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

Compensation Committee. Our compensation committee consists of Qinbai Zhou, Jing Yi and Anatoly Danilitskiy. Mr. Danilitskiy serves as Chairman of the Compensation Committee. Messrs. Yi, Zhou and Danilitskiy do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules.

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

Governance and Nominating Committee. Our governance and nominating committee consists of Qinbai Zhou, Jing Yi and Anatoly Danilitskiy. The members of the Governance and Nominating Committee do not have any direct or indirect material relationship with us other than as a director. Mr. Zhou serves as Chairman of the Governance and Nominating Committee.

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

Director Independence

Three of our five directors, Messrs. Jing Yi, Qinbai Zhou, and Anatoly Danilitskiy qualify as independent directors pursuant to the rules of the Nasdaq Marketplace.

D. Employees

As of June 30, 2020, we have a total of 68 full-time employees located in Hunan Province, the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of June 30, 2020 is as follows:

Function	Number
Management	7
Sales and marketing	7
Research and Development	2
Finance and administration	13
Operation and logistics	9
Retail stores	30

Total	68

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 29, 2020:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of October 29, 2020, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

Approximate
Percentage of
	Amount of	Outstanding
	Beneficial	Ordinary
Name and Address of Beneficial Owner(1)	Ownership	Shares(2)
Directors and Executive Officers:
Long Yi, CEO and Chairman	5,000	*
Kan Lu, CFO	-	-
Jing Yi, Director	-	-
Qinbai Zhou, Director	-	-
Changguang Wu, Director	-	-
Anatoly Danilitskiy, Director	-	-
All directors and executive officers as a group (eight individuals)	5,000	*

Five Percent Holders:

* - Less than 1%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Urban Tea, Inc., Huakun Times Plaza, Room 1118, Floor 11, No. 200 Erduan, East Xiang Fu Road, Yuhua District, Changsha, China.

(2)	The percentage of shares beneficially owned is based on 7,949,200 ordinary shares outstanding as of October 29, 2020.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

As of June 30, 2020, the Company had balance of $1,127 due from two related parties which were indirectly controlled Mr. Guo’an Hu, one of the shareholders of 39Pu. The balance was generated from sales of dark tea products. As of June 30, 2019, the Company had no balances due from or due to related parties.

During the year ended June 30, 2020, the Company sold dark tea products of $33,497 to two related parties. During the years ended June 30, 2019 and 2018, the Company did not incur significant related party transactions.

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

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. We are authorized to issue an unlimited number of shares divided into the following classes of shares: (i) an unlimited number of ordinary shares with no par value; and (ii) 5,000,000 preferred shares, par value $0.0001 per share. As of October 29, 2020, 7,949,200 ordinary shares were outstanding. Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of June 30, 2020, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of June 30, 2020 due to the following material weaknesses:

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

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

	For the Year Ended June 30,
	2020	2019
Audit fees(1)	$109,000	$110,000
Audit related fees(2)	8,000	60,000
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$117,000	$170,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax fees” represents the aggregated fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All other fees” represent the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Except for the foregoing, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this report beginning on page F-1.

Results of Operations and Financial Condition

Following are the audited financial results for the years ended June 30, 2020, 2019 and 2018 of Urban Tea, Inc.

URBAN TEA INC.

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Stockholders of Urban Tea, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Urban Tea, Inc. (the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive losses, stockholders’ deficit and cash flows for each of the three years in the period ended June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

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
Hong Kong, October 29, 2020

We have served as the Company’s auditor since 2015.

URBAN TEA, INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	June 30, 2020	June 30, 2019
ASSETS
Cash	$5,311,693	$4,668,745
Short-term investments	2,266,069	4,078,244
Trade receivables	183,566	128,847
Inventories	1,403,582	114,533
Prepayments	-	58,764
Loan due from a third party	2,222,191	-
Due from related parties	1,127	-
Other current assets	108,224	249,155
Total current assets	11,496,452	9,298,288

Investment in an equity investee	187,755	-
Goodwill	8,073,011	-
Property and equipment, net	1,315,326	604,095
Deposits for plant, property and equipment	849,245	665,380
Intangible assets	66,442	73,854
Right of use assets	553,904	-
Other noncurrent assets	92,992	204,932
Total Assets	$22,635,127	$10,846,549

LIABILITIES AND EQUITY
Trade payable	$64,300	$91,202
Unearned income	127,279	40,849
Other current liabilities	68,579	129,983
Lease liabilities, current	315,259	-
Warrants liabilities	1,150,416	1,432,648
Total current liabilities	1,725,833	1,694,682

Lease liabilities, noncurrent	310,098	-
Total Liabilities	2,035,931	1,694,682

Shareholders’ Equity
Ordinary shares, $0.0001 par value share, 150,000,000 shares authorized, 45,188,648 and 26,180,314 shares issued and outstanding at June 30, 2020 and 2019, respectively	$4,519	$2,618
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	25,568,478	17,625,612
Accumulated deficit	(10,280,741)	(8,174,141)
Accumulated other comprehensive loss	(352,649)	(302,222)
Total Urban Tea, Inc.’s Shareholders’ Equity	14,939,607	9,151,867

Non-controlling interests	5,659,589	-

Total Liabilities and Equity	$22,635,127	$10,846,549

See notes to the consolidated financial statements

URBAN TEA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars, except share and per share data)

	For the Years Ended June 30,
	2020	2019	2018

Revenue	$865,705	$401,814	$-
Cost of revenues	(508,462)	(236,661)	-
Gross profit	357,243	165,153	-

Operating expenses
General and administrative expenses	(2,813,636)	(2,202,161)	(889,107)
Total operating expenses	(2,813,636)	(2,202,161)	(889,107)

Other income, net
Interest expenses	35,737	3,977	27
Change in fair value of warrants	282,232	1,088,443	205,785
Equity investment loss	(22,245)	-	-
Other income	38,242	11,725	-
Total other income, net	333,966	1,104,145	205,812

Net loss from continuing operations before income taxes	(2,122,427)	(932,863)	(683,295)

Income tax expenses	-	-	-
Net loss from continuing operations	(2,122,427)	(932,863)	(683,295)

Net income (loss) from discontinued operations
Loss from discontinued operations	-	(9,357,421)	(82,206,040)
Gain on disposal of discontinued operations	-	37,845,726	-
Net income (loss) from discontinued operations	-	28,488,305	(82,206,040)

Net income (loss)	(2,122,427)	27,555,442	(82,889,335)

Less: Net loss attributable to non-controlling interests	15,827	-	-

Net (loss) income attributable to Urban Tea, Inc.’s Shareholders	(2,106,600)	27,555,442	(82,889,335)

Other comprehensive (loss) income
Foreign currency translation adjustment	(50,427)	502,076	7,422,092
Reclassified to net loss from discontinued operations	-	(804,298)	-
	(50,427)	(302,222)	7,422,092

Comprehensive income (loss)	(2,157,027)	27,253,220	(75,467,243)
Less: Total comprehensive loss attributable to non-controlling interests	15,827	-	-
Comprehensive (loss) income attributable to Urban Tea, Inc.’s Shareholders	$(2,141,200)	$27,253,220	$(75,467,243)

(Loss) income per share- basic and diluted	$(0.06)	$1.53	$(7.11)
Net loss per share from continuing operations – basic and diluted	$(0.06)	$(0.05)	$(0.06)
Net income (loss) per share from discontinued operations – basic and diluted	$-	$1.58	$(7.05)

Weighted Average Shares Outstanding-Basic and Diluted	33,227,331	18,055,150	11,653,729

See notes to the consolidated financial statements

URBAN TEA, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’S EQUITY (DEFICIT)

(Expressed in U.S. dollars, except share data)

	Share capital		Additional		Accumulated other	Non-
	Ordinary		paid-in	Accumulated	comprehensive	controlling
	share	Amount	capital	deficit	(loss) income	interests	Total

Balance as of July 1, 2017	11,061,679	$1,106	$55,139,763	$(35,389,829)	$(4,139,390)	$-	$15,611,650
Issuance of ordinary shares for professional services	800,000	80	871,920	-	-	-	872,000
Issuance of ordinary shares for private placement	1,798,635	180	1,176,127	-	-	-	1,176,307
Cancellation for escrow shares	(1,000,000)	(100)	100	-	-	-	-
Cancellation for dividend payable	-	-	-	35,000,000	-	-	35,000,000
Net loss for the year	-	-	-	(82,889,335)	-	-	(82,889,335)
Foreign currency translation adjustment	-	-	-	-	7,422,092	-	7,422,092
Balance as of June 30, 2018	12,660,314	$1,266	$57,187,910	$(83,279,164)	$3,282,702	$-	$(22,807,286)
						-
Balance as of July 1, 2018	12,660,314	$1,266	$57,187,910	$(83,279,164)	$3,282,702	$-	$(22,807,286)
Issuance of ordinary shares for professional services	150,000	15	122,985	-	-	-	123,000
Issuances of ordinary shares in connection with certain private placements	10,525,000	1,052	5,498,948	-	-	-	5,500,000
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	2,845,000	285	2,365,350	-	-	-	2,365,635
Disposition of Elite and its subsidiary	-	-	(47,549,581)	47,549,581	(4,087,000)	-	(4,087,000)
Net income for the year	-	-	-	27,555,442	-	-	27,555,442
Foreign currency translation adjustment	-	-	-	-	502,076	-	502,076
Balance as at June 30, 2019	26,180,314	$2,618	$17,625,612	$(8,174,141)	$(302,222)	-	$9,151,867

Balance as at July 1, 2019	26,180,314	$2,618	$17,625,612	$(8,174,141)	$(302,222)	-	$9,151,867
Issuances of ordinary shares in connection with acquisition of a subsidiary (Note 6)	10,000,000	1,000	3,399,000	-	-	5,675,416	9,075,416
Issuance of ordinary shares for professional services	8,334	1	4,416	-	-	-	4,417
Issuances of ordinary shares in connection with a private placement	9,000,000	900	4,539,450	-	-	-	4,540,350
Net loss for the year	-	-	-	(2,106,600)	-	(15,827)	(2,122,427)
Foreign currency translation adjustment	-	-	-	-	(50,427)	-	(50,427)
Balance as at June 30, 2020	45,188,648	$4,519	$25,568,478	$(10,280,741)	$(352,649)	$5,659,589	$20,599,196

See notes to the consolidated financial statements

URBAN TEA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2020	2019	2018
Cash Flows from Operating Activities:
Net (loss) income	$(2,122,427)	$27,555,442	$(82,889,335)
Less: net income (loss) from discontinued operations	-	28,488,305	(82,206,040)
Net loss from continuing operations	(2,122,427)	(932,863)	(683,295)
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrants	(282,232)	(1,088,443)	(205,785)
Issuance cost in connection with registered direct offerings	-	455,531	-
Share based compensation expenses	4,417	123,000	872,000
Reversal of provision for doubtful allowance	(1,422)	-	-
Depreciation of property and equipment	148,436	25,012	-
Loss from disposal of property and equipment	10,517	-	-
Amortization of intangible assets	13,966	4,297	-
Amortization of right of use assets	152,753	-	-
Equity investment loss	22,245	-	-
Changes in assets and liabilities:
Trade receivables	(47,597)	(129,666)	-
Inventories	76,506	(74,139)	-
Prepayments	57,380	(59,137)	-
Other current assets	164,510	(240,722)	-
Other noncurrent assets	106,667	(13,632)	-
Trade payable	(38,218)	91,783	-
Unearned income	13,313	-	-
Other current liabilities	(110,957)	130,809	-
Lease liabilities	(65,391)	-	-
Net cash used in operating activities from continuing operations	(1,897,534)	(1,708,170)	(17,080)
Net cash provided by (used in) operating activities from discontinued operations	-	651,061	(3,161,220)
Net cash used in operating activities	(1,897,534)	(1,057,109)	(3,178,300)

Cash Flows from Investing Activities:
Investment in asset acquisition	-	(586,313)	-
Purchases of property and equipment	(288,799)	(959,994)	-
Payment of deposits in property and equipment	(203,621)	-	-
Proceeds from disposal of property and equipment	126,865	-	-
Purchases of intangible assets	-	(78,621)	-
Collection of short-term investments	944,363	-	-
Investment in short-term investments	-	(4,104,188)	-
Proceeds from disposal of Elite and its subsidiaries	-	1,750,000	-
Cash in connection with discontinued operations	-	45,122	(13,144)
Investment in a joint venture	(210,000)	-	-
Acquisition of a subsidiary, net of cash acquired	(2,369,775)	-	-
Net cash used in investing activities from continuing operations	(2,000,967)	(3,933,994)	(13,144)
Net cash used in investing activities from discontinued operations	-	(503,850)	(1,121,306)
Net cash used in investing activities	(2,000,967)	(4,437,844)	(1,134,450)

Cash Flows from Financing Activities:
Cash raised in private placement of ordinary shares	-	5,500,000	1,176,307
Cash raised in registered direct offering, net of transaction costs	4,540,350	4,118,233	-
Net cash provided by financing activities from continuing operations	4,540,350	9,618,233	1,176,307
Net cash used in financing activities from discontinued operations	-	(124,592)	(689,388)
Net cash provided by financing activities	4,540,350	9,493,641	486,919

Effect of exchange rate changes on cash and cash equivalents	1,099	(291,223)	4,787,111

Increase in cash and cash equivalents	642,948	3,707,465	961,280

Cash and cash equivalents at beginning of year	4,668,745	961,280	-
Cash and cash equivalents at end of year	$5,311,693	$4,668,745	$961,280

Supplemental disclosures of cash flow information:
Interest paid	$-	$-	$-
Tax paid	$-	$-	$-

Major non-cash transactions:
Issuance of ordinary shares for professional services	$4,417	$123,000	$872,000
Issuance of ordinary shares for acquisition of a subsidiary	$3,400,000	$-	$-

See notes to the consolidated financial statements

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

On November 19, 2018, Shanghai MYT entered into a series of variable interest entity (“VIE”) agreements with Hunan Mingyuntang Brand Management Company (“Hunan MYT”) and its shareholder Peng Fang. The VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Hunan MYT, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan MYT. The purpose of the VIE Agreements is solely to give Shanghai MYT the exclusive control over Hunan MYT’s management and operations. Hunan MYT commenced the operation in December 2018, which was engaged in specialty tea product distribution and retail business by provision of high-quality tea beverages in its tea shop chain.

On October 2, 2019, Shanghai MYT entered into a series of variable interest entity agreements (“39Pu VIE Agreements”) with 39Pu and three shareholders who collectively owned 51% equity interest in 39Pu. The 39Pu VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of 39Pu, including absolute control rights and the rights to the management, operations, assets, property and revenue of 39Pu. The purpose of the 39Pu VIE Agreements is solely to give Shanghai MYT the exclusive control over 39Pu’s management and operations. In exchange for the controlling interest in 39Pu, the Company is obliged to pay a cash consideration of $2.4 million and a share consideration of 10,000,000 ordinary shares of the Company, no par value (“Ordinary Shares”). In addition, a contingent cash consideration of $0.6 million and share consideration of 4,000,000 Ordinary Shares will be delivered to the three shareholders according to the earn-out payment based on the financial performance of 39Pu in its next fiscal year. On October 17 and 28, 2019, the Company paid share consideration of 10,000,000 Ordinary Shares and the cash consideration of $2.4 million, respectively.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The accompanying consolidated financial statements reflect the activities of Hunan Mingyuntang, 39Pu and each of the following holding entities:

Name	Background	Ownership
Delta Technology Holdings USA Inc. (“Urban Tea USA”)	● A US company ● Incorporated on May 22, 2018 ● A holding company	100% owned by the Company
NTH BVI	● A BVI company ● Incorporated on August 28, 2018 ● A holding company	100% owned by the Company
NTH HK	● A Hong Kong company ● Incorporated on September 11, 2018 ● A holding company	100% owned by NTH BVI
Shanghai MYT	● A PRC company and deemed a wholly foreign owned enterprise (“WOFE”) ● Incorporated on October 19 ● Registered capital of $1 million ● A holding company	WOFE, 100% owned by NTH HK
Hunan MYT

●      A PRC limited liability company

●      Incorporated on October 17, 2018

●      Registered capital of $4,330,590 (RMB 30 million)

●      Engaged in specialty tea product distribution and retail business by provision of high-quality tea beverages in its tea shop chain

100% VIE of Shanghai MYT
39Pu	● A PRC limited liability company ● Incorporated on April 14, 2011 ● Registered capital of $3,522,424 (RMB 20.9 million) with registered capital fully paid-up ● Engaged in dark tea distribution	51% VIE of Shanghai MYT

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

(a)	Basis of presentation and principle of consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and its VIEs.  All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

(b)	Consolidation of Variable Interest Entity

Material terms of the Hunan MYT VIE Agreements and 39Pu VIE Agreements are described below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements, Shanghai MYT and 39Pu each provides Hunan MYT with technical support, consulting services and management services on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Hunan MYT and 39Pu each granted an irrevocable and exclusive option to Shanghai MYT to purchase from each of Hunan MYT and 39Pu, any or all of Hunan MYT’s and 39Pu assets at the lowest purchase price permitted under the PRC laws. Should Shanghai MYT exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Hunan MYT and 39Pu by Shanghai MYT under the agreement, Shanghai MYT is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Shanghai MYT based on the value of services rendered by Shanghai MYT and the actual income of Hunan MYT and 39Pu from time to time, which is substantially equal to all of the net income of Hunan MYT and 51% of net income of 39Pu, respectively.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by Shanghai MYT with 30-day prior written notice. Hunan MYT or 39Pu does not have the right to terminate the agreement unilaterally. Shanghai MYT may unilaterally extend the term of this agreement with prior written notice.

Exclusive Option Agreement

Under the Exclusive Option Agreement between Peng Fang and Shanghai MYT, irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Hunan MYT. The option price is equal to the capital paid in by Peng Fang subject to any appraisal or restrictions required by applicable PRC laws and regulations.

Under the Exclusive Option Agreement between three shareholders of 39Pu and Shanghai MYT, the three shareholders irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in 39Pu. The option price is equal to the capital paid in by the three shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement remains effective for a term of ten years and may be renewed at Shanghai MYT’s election.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

Share Pledge Agreement

Under the Share Pledge Agreement, Peng Fang and the three shareholders of 39Pu each pledged all of their equity interests in Hunan MYT and 39Pu to Shanghai MYT to guarantee the performance of Hunan MYT’s and 39Pu’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in any event of default, as set forth in the Share Pledge Agreement, including that Hunan MYT or Peng Fang, 39Pu or the three shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Shanghai MYT, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged equity interest in accordance with applicable PRC laws. Shanghai MYT shall have the right to collect any and all dividends declared or generated in connection with the equity interest during the term of pledge.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Hunan MYT and 39Pu, respectively. Shanghai MYT shall cancel or terminate the Share Pledge Agreement upon Hunan MYT’s and 39Pu’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

Timely Reporting Agreement

To ensure Hunan MYT and 39Pu promptly provide all of the information that Shanghai MYT and the Company need to file various reports with the SEC, a Timely Reporting Agreement was entered between Shanghai MYT, and Hunan MYT and 39Pu, respectively. Under the Timely Reporting Agreement, Hunan MYT and 39Pu each agreed that it is obligated to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can file all necessary SEC and other regulatory reports as required.

Although it is not explicitly stipulated in the Timely Reporting Agreement, the parties agreed its term shall be the same as that of the Exclusive Business Cooperation Agreement.

Power of Attorney

Under the Power of Attorney, Peng Fang and the three shareholders of 39Pu each authorized Shanghai MYT to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Hunan MYT and 39Pu, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Hunan MYT and 39Pu.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as Peng Fang is a shareholder of Company.

The VIE Agreements became effective immediately upon their execution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

VIE is an entity that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Shanghai MYT is deemed to have a controlling financial interest and be the primary beneficiary of Hunan MYT and 39Pu, because it has both of the following characteristics:

1.	power to direct activities of a VIE that most significantly impact the entity’s economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

Pursuant to the VIE Agreements, Hunan MYT and 39Pu pay service fees equal to 100% and 51% of its net income to Shanghai MYT, respectively. At the same time, Shanghai MYT is entitled to receive 100% and 51% of expected residual returns from Hunan MYT and 39Pu, respectively. The VIE Agreements are designed so that Hunan MYT and 39Pu operate for the benefit of the Company. Accordingly, the accounts of Hunan MYT are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s consolidated financial statements.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE agreements, it may not be able to exert effective control over Hunan MYT or 39Pu and its ability to conduct its business may be materially and adversely affected.

All of the Company’s main current operations are conducted through Hunan MYT since November 2018, and through 39Pu since October 2019. Current regulations in China permit Hunan MYT and 39Pu to pay dividends to the Company only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Hunan MYT and 39Pu to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations. All of the Company’s main current operations are conducted through Hunan MYT since November 2018, and through 39Pu since October 2019. Current regulations in China permit Hunan MYT and 39Pu to pay dividends to the Company only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Hunan MYT and 39Pu to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

The following financial statement balances and amounts only reflect the financial position and financial performances of Hunan MYT and 39Pu, which were included in the consolidated financial statements as of and for the years ended June 30, 2020 and 2019:

	June 30, 2020	June 30, 2019
ASSETS
Cash	$362,384	$307,320
Short-term investments	2,266,069	4,078,244
Inventories	1,403,582	-
Loan due from a third party	2,222,191	-
Other current assets	292,917	551,299
Property and equipment, net	1,315,326	604,095
Deposits for plant, property and equipment	849,245	665,380
Right of use assets	553,904	-
Other noncurrent assets	159,434	278,786
Total Assets	$9,425,052	$6,485,124
	-
Due to MYT*	$7,270,932	$6,943,194
Other current liabilities	885,515	262,034
Total Liabilities	$8,156,447	$7,205,228

*	Payable due to MYT is eliminated upon consolidation.

	For the Years Ended June 30,
	2020	2019	2018

Revenue	$865,705	$401,814	$-
Net loss	(1,590,339)	(724,687)	-

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Use of estimates

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

(d)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services.

For the year ended June 30, 2020, the Company has two operating business lines, including retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT and dark tea distribution business by 39Pu. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

For the year ended June 30, 2019, as a result of change in our organizational structure associated with the manufacturing and sales of organic compounds segment as a discontinued operation, the management has determined that the Company operated in one operating segment with one reporting segment which is the retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT.

(e)	Foreign currency translation

The Company’s financial statements are presented in the U.S. dollar (US$), which is the Company’s reporting currency and functional currency. The Company’s subsidiaries in the PRC use Renminbi (“RMB”) as their functional currencies. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Fair value measurement

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

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. As of June 30, 2020 and 2019, the carrying value of financial items of the Company including cash and cash equivalents, trade receivables, Loan due from a third party, due from a related party, other receivables, trade payables and other payables approximate their fair values due to their short-term nature and are classified within Level 1 of the fair value hierarchy.

Short-term investments are held to their maturities and are carried at cost, which approximates fair value.

The inputs used to measure the estimated fair value of warrants are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 15.

As of June 30, 2020, the Company’s warrant liabilities was comprised of private placement warrants relating to a private placement closed on November 21, 2017 (“private placement warrants”), warrants related to a registered direct offering closed on May 24, 2019 (“registered direct offering warrants”), and the warrants issued to the agent for the registered direct offering (“placement agent warrants”) (Note 15), at the fair value of $142,092, $895,663, and $112,662, respectively. As of June 30, 2019, the fair value of private placement warrants, registered direct offering warrants and placement agent warrants were $204,325, $1,091,080, and $137,243, respectively.

(g)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use the Company maintained accounts at banks.

(h)	Short-term investments

Short-term investments consist primarily of investments in financial products with variable return rate and maturities between three months and one year. Short-term investments are held to their maturities and are carried at cost, which approximates fair value.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Trade receivables

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

The Company considered the amounts of receivables in dispute and believes an allowance for these receivables were not necessary as at June 30, 2020 and 2019.

(j)	Inventories

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

(k)	Property and equipment

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

(l)	Intangible assets

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Impairment of long-lived assets

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

The Company determined the sum of the undiscounted cash flows expected to result from the use of the asset by projecting future revenue and operating expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions. The Company’s evaluation resulted in no long-lived asset impairment charges during the years ended June 30, 2020, 2019 and 2018.

(n)	Investment in an equity investee

The investments for which the Company has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, the amortization of intangible assets recognized upon purchase price allocation and dividend distributions or subsequent investments. All unrecognized inter-company profits and losses have been eliminated under the equity method. When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

(o)	Revenue recognition

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

The Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT which commenced in November 2018, and from sales of dark tea products by 39Pu which commenced in October 2019.

Sales of tea products, beverages and light meals in retail shop chains by Hunan MYT

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Revenue recognition (continued)

Sales of dark tea products by 39Pu

The Company identifies a single performance obligation from contracts. The Company recognizes revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The transaction fees are fixed. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of products to the Company.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by segments, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2020, 2019 and 2018 is as follows:

	For the Years Ended June 30,
	2020	2019	2018

Sales of tea products, beverages and light meals in retail shop chains	$448,000	$401,814	$-
Sales of dark tea products	417,705	-	-
	$865,705	$401,814	$-

(p)	Income taxes

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2020 and 2019. As of June 30, 2020, income tax returns for the tax year ended December 31, 2019 remain open for statutory examination by PRC tax authorities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Income (loss) per share

Basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is the same as basic income (loss) per share due to the lack of dilutive items in the Company for the years ended June 30, 2020, 2019, and 2018, respectively. The number of warrants is omitted excluded from the computation as the anti-dilutive effect.

(r)	Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and other comprehensive foreign currency adjustments income. Comprehensive income (loss) is reported in the consolidated statements of operations and comprehensive income (loss).

Accumulated other comprehensive (loss) income, as presented on the consolidated balance sheets are the cumulative foreign currency translation adjustments.

(s)	Commitments and contingencies

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

(t)	Share-based payments

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Leases

The Company adopted ASU 2016-02, Leases (Topic 842), on July 1, 2019, using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases its offices which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of June 30, 2020.

(v)	Discontinued operation

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

(w)	Asset acquisition

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition, the cost allocated to transfer costs of ownership of tea shops is charged to general and administrative expenses at the acquisition date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Business combination

The Company accounted for its business combination using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

(y)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity or business as a result of the Company’s acquisitions of interests in its subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

For the years ended June 30, 2020, 2019 and 2018, the Company did not provide impairment charge against goodwill.

(z)	Non-controlling interest

Non-controlling interests represent the equity interests in the subsidiaries that are not attributable, either directly or indirectly, to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Recently announced accounting standards

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, policies for timing of transfers between different levels for fair value measurements, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on its financial statements

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract,” (ASU 2018-15), to align the requirements for capitalizing implementation costs in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs relating to internal-use software. The update requires entities in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset and which costs to expense. ASU 2018-15 is effective for the Corporation on January 1, 2020 and may be applied using either the retrospective or prospective approach. Early adoption is permitted. The Company expects that the adoption of this ASU will have a material impact on its financial statements.

In October 2018, the FASB issued ASU No. 2018-17, “Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The new standard changes how entities evaluate decision-making fees under the variable interest entity guidance. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance. The standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. The Company expects that the adoption of this ASU will not have a material impact on its financial statements.

In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses.” ASU 2018-19 clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Accounting Standard Codification (“ASC”) 842, Leases. The Company expects that the adoption of this ASU will not have a material impact on its financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Recently announced accounting standards (continued)

In November 2019, the FASB issued ASU No. 2019-08, Compensation - Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). The guidance identifies, evaluates, and improves areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided. The amendments in that Update expanded the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. For entities that have adopted the amendments in Update 2018-07, the updated guidance is effective for annual periods beginning after December 15, 2019, and is applicable to the Company in fiscal 2021. Early adoption is permitted. The Company expects that the adoption of this ASU will not have a material impact on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this Update were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company expects that the adoption of this ASU will not have a material impact on its financial statements.

The Company believes that other recent accounting pronouncement updates will not have a material effect on the Company’s financial statements.

3.	RISKS

(a)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2020, approximately $4.9 million was deposited with a bank in the United States which was insured by the government up to $250,000. As of June 30, 2020, approximately $0.4 million was primarily deposited in financial institutions located in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $70,770). To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

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

3.	RISKS (CONTINUED)

(b)	Liquidity risk

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

Substantially all of the Company’s operating activities and the Company’s major assets and liabilities are denominated in RMB, except for the cash deposit of approximately $4.9 million which was in U.S. dollars as of June 30, 2020, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significant affected.

(d)	VIE risk

It is possible that the Hunan MYT VIE Agreements and 39Pu VIE Agreements would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company were unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIE. Consequently, the VIE’s results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements among Shanghai MYT, Hunan MYT and the Hunan MYT Shareholders, and among Shanghai MYT, 39Pu and the three shareholders of 39Pu are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of Hunan MYT and 39Pu, the VIEs of the Company, each of which holds certain recognized revenue-producing assets including tea beverage related raw materials, lease arrangements, and dark tea products. The VIEs also have an assembled workforce, focused primarily on promotion and marketing, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIEs.

(e)	Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

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

In accordance with ASC 205-20-45, Elite met the criteria as a discontinued operation. As of April 13, 2019, the assets relevant to the sale of Elite with a carrying value of $54.2 million were classified as assets held, the liabilities relevant to the sale of Elite with a carrying value of $86.2 million were classified as liabilities held for sale, and the cumulative translation adjustments relevant to the sale of Elite of $4.0 million was removed from the equity component and was reported as a gain on the sale of Elite. A net gain of $37.8 million was recognized as the net gain from disposal of discontinued operation in the year ended June 30, 2019.

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended June 30, 2020, 2019 and 2018:

	For the Years Ended June 30,
	2020	2019	2018
Discontinued Operations:
Revenue	$-	$20,115,554	$38,452,206
Cost of revenues	-	(19,692,138)	(36,488,874)
Selling expenses	-	(1,501,110)	(2,383,372)
General and administrative expenses	-	(1,417,608)	(2,359,160)
Allowance for doubtful accounts and obsolescence stock	-	(6,721,854)	(77,808,582)
Other expenses, net	-	(140,264)	(1,618,258)
Income tax benefits	-	-	-
Net gain from discontinued operations	-	37,845,726	-
Net income (loss) from discontinued operations	$-	$28,488,305	$(82,206,040)

5.	ASSET ACQUISITION

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

Fair value
Inventories	$47,340
Property and equipment, net	324,203
Teashop rental contracts	202,980
Transfer costs*	11,790
$586,313

*	the transfer cost was charged to expenses at the acquisition date.

6.	ACQUISITION OF 39PU

On October 2, 2019, the Company completed the acquisition of 51% equity interest in 39Pu, which is engaged in the distribution of dark tea and based in Hunan Province, China. Under the terms of the purchase agreement, the consideration was comprised of cash consideration of $2.4 million and share consideration of 10,000,000 Ordinary Shares, at a per share price of $0.34. In addition, a contingent cash consideration of $0.6 million and a share consideration of $1.2 million will be delivered to the three shareholders according to the earn-out payment based on the financial performance of 39Pu in its next fiscal years. On October 17 and 28, 2019, the Company paid the share consideration of 10,000,000 Ordinary Shares and the cash consideration of $2.4 million, respectively. Upon the close of the acquisition and as of June 30, 2020, the Company did not pay the contingent consideration due to 39Pu’s financial performance for the three months ended December 31, 2019 not reaching the earn-out payment condition.   In addition, due to the effects of COVID-19, the financial performance of 39Pu for the year ended June 30, 2020 did not meet the earn-out payment condition.

The acquisition had been accounted for as a business combination and the results of operations of 39Pu have been included in the Company’s consolidated financial statements from the acquisition date. The Company made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent preliminary valuation report and management’s experiences with similar assets and liabilities. The following table summarizes the estimated fair values for major classes of assets acquired and liabilities assumed at the date of acquisition, using the exchange rate of 7.1489 on that day.

Fair value
ASSETS
Net tangible assets	$3,509,468
Goodwill	7,863,081
Foreign exchange adjustments	102,867
Less: Noncontrolling interests	(5,675,416)
Total purchase consideration	$5,800,000

The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on October 2, 2019.

Fair value
Carrying amounts of major classes of acquired assets
Cash	$29,728
Short-term investments	1,447,775
Inventories	1,352,379
Property and equipment, net	716,811
Other assets	243,645
Total assets	3,790,338
Less: total liabilities	(280,870)
Net tangible assets	$3,509,468

The amount of operating income and net loss that resulted from the acquisition and included in the consolidated statements of operations and comprehensive income (loss) during the year ended June 30, 2020 were $417,705 and $32,301, respectively.

The accounting literature establishes guidelines regarding the presentation of this unaudited pro forma information. Therefore, this unaudited pro forma information is not intended to represent, nor does the Company believe it is indicative of, the consolidated results of operations of the Company that would have been reported had the acquisition been completed as of July 1, 2019. Furthermore, this unaudited pro forma information does not give effect to the anticipated business and tax synergies of the acquisition and is not representative or indicative of the anticipated future consolidated results of operations of the Company.

The unaudited pro forma consolidated financial information reflects the historical results of the 39Pu, adjusted to reflect the acquisition had it been completed as of July 1, 2019. The most significant pro forma adjustments to the historical results of operations relate to the application of purchase accounting for the acquisition. The unaudited pro forma financial information includes various assumptions, including those related to the finalization of the purchase price allocation.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

For the Year Ended June 30, 2020

	Urban Tea	39Pu	Pro Forma Financial Data

Revenue	$865,705	$119,028	$984,733
Cost of revenues	(508,462)	(54,946)	(563,408)
Gross profit	357,243	64,082	421,325

Total operating expenses	(2,813,636)	(119,086)	(2,932,722)

Total other income, net	333,966	546,050	880,016

Net loss before income taxes	(2,122,427)	491,046	(1,631,381)

Income tax expenses	-	-	-
Net loss	(2,122,427)	491,046	(1,631,381)

Less: Net loss attributable to non-controlling interests	15,827	-	15,827

Net (loss) income attributable to Urban Tea, Inc.’s Shareholders	$(2,106,600)	$491,046	$(1,615,554)

(Loss) income per share- basic and diluted	$(0.06)	$-	$(0.05)

Weighted Average Shares Outstanding-Basic and Diluted	33,227,331	-	33,227,331

*	No pro forma adjustments were noted during the period.

7.	SHORT-TERM INVESTMENTS

As of June 30, 2020 and 2019, the balance of short-term investments was comprised of investments of various financial products from Chinese banks and financial institutions, with variable return rate and with maturities between three months and one year. The Company classified these financial assets as held-to-maturity financial assets and recorded the assets at amortized cost, which approximates fair value. As of June 30, 2020 and 2019, the Company did not provide OTTI on short-term investments.

8.	INVENTORIES

Inventories consisted of the following:

	June 30, 2020	June 30, 2019

Merchant products	$968,642	$-
Raw materials	18,542	90,604
Packaging and other supplies	376,394	11,320
Other products	40,004	12,609
	1,403,582	114,533
Less: inventory write-down	-	-
	$1,403,582	$114,533

9.	LOANS DUE FROM A THIRD PARTY

The Company purchased short-term investments of $1,148,930 in April 2019, and acquired short-term investments of $1,177,653 from the acquisition of 39Pu, both of which were investments in Sichuan Senmiao Ronglian Technology Co, Ltd. (“Senmiao Ronglian”) which was a variable interest entity of Senmiao Technology Ltd, a US listed company, and operated peer-to-peer marketplace. In October 2019, Senmiao Ronglian disposed of the peer-to-peer marketplace, and the Company’s short-term investments became a loan due from Sichuan Ronglian as of June 30, 2020.

According to the loan agreement between the Company and Sichuan Ronglian, the loans will be paid in 12 months before December 9, 2020, with a per annum interest rate of 7%.

10.	INVESTMENT IN AN EQUITY INVESTEE

As of June 30, 2020, the Company’s investment in an equity investee was as following:

Investment

Urban Tea Management Inc.	$210,000
Less: Share of results of Urban Tea Management Inc.	(22,245)
$187,755

In November 2019 through March 2020, the Company made investments aggregating $210,000 in Urban Tea Management Inc (the “equity investee”), in which the Company and an unrelated third party invested capital of 70% and 30%, respectively, and was entitled to 51% and 49% profit earned from the Company, respectively. The investment was for the purpose of expansion its tea shop chain to overseas market.

Pursuant to the articles of association the equity investee, the operating and financing activities shall be unanimously approved by the Company and the third party, thus the Company does not control the equity investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures,”, the Company accounted for the investments using equity method.

The equity investee was newly set up and did commence operations until August 1, 2020. For the year ended June 30, 2020, the equity investee incurred operating expenses and net loss of $43,618.

11.	PROPERTY AND EQUIPMENT, NET

The property and equipment consisted of the following:

	June 30, 2020	June 30, 2019

Building	$790,605	$-
Office equipment	618,323	433,878
Electronic equipment	51,526	13,167
Vehicles	25,200	8,739
Leasehold improvements	573,937	173,165
Less: accumulated depreciation	(744,265)	(24,854)
	$1,315,326	$604,095

The Company depreciated property and equipment from the next month to when the assets was available for use. For the years ended June 30, 2020, 2019 and 2018, the depreciation expenses were $148,436, $25,012, and $nil, respectively.

12.	DEPOSITS FOR PROPERTY AND EQUIPMENT

Deposits for property and equipment consisted of the following:

	June 30, 2020	June 30, 2019

Deposits for leasehold improvements	$849,245	$624,112
Deposits for office equipment	-	41,268
	$849,245	$665,380

The deposits for leasehold improvements mainly represented the deposits for lease improvements of the Company’s research and development center which was delayed as a result of outbreak of COVID-19, and is expected to complete in December 2020.

13.	OPERATING LEASE

As of June 30, 2020, the Company leases offices space and tea shop stores under certain non-cancelable operating leases, with terms ranging between one and ten years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

13.	OPERATING LEASE (CONTINUED)

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

June 30, 2020

Rights of use lease assets	$553,904

Operating lease liabilities, current	315,259
Operating lease liabilities, noncurrent	310,098
Total operating lease liabilities	$625,357

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2020:

June 30, 2020
Remaining lease term and discount rate
Weighted average remaining lease term (years)	3.30
Weighted average discount rate	4.75%

Rent expense for the years ended June 30, 2020, 2019 and 2018 was $422,773, $198,918 and $0, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2020:

Twelve months ended June 30,	Lease payment
2021	$335,861
2022	181,080
2023	78,021
2024	56,279
2025 and thereafter	13,785
Total lease payments	665,026
Less: imputed interest	(39,669)
Present value of lease liabilities	$625,357

14.	OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

	June 30, 2020	June 30, 2019

Accrued payroll and welfare	$51,709	$51,092
Accrued rental expenses	-	42,519
Payable for leasehold improvements	4,190	24,593
Other tax payable	11,353	5,737
Others	1,327	6,042
	$68,579	$129,983

15.	EQUITY

Common Stock

The Company is authorized to issue up to 100,000,000 shares of Ordinary Shares.

As of June 30, 2019, there were 26,180,314 shares of ordinary shares issued and outstanding.

On October 2, 2019, the Company completed the acquisition of 51% equity interest in 39Pu (Note 6). The consideration was comprised of cash consideration of $2.4 million and share consideration of 10,000,000 Ordinary Shares, and certain contingent considerations. On October 17, 2019, the Company issued 10,000,000 Ordinary Shares, no par value, to three shareholders of 39Pu, who collectively owned 51% equity interest in 39Pu and entered into 39Pu VIE Agreements with the Company.

On June 5, 2020, the Company issued 8,834 ordinary shares to one independent director, at a per share price at the market price of the issuance date.

On June 24, 2020, the Company and certain institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 9,000,000 ordinary shares for gross proceeds of approximately $5.0 million. The offering closed on June 29, 2020.

As of June 30, 2020 and 2019, the Company had 45,188,648 shares and 26,180,314 shares issued and outstanding, respectively.

Warrants

A summary of warrants activity for the years ended June 30, 2020, 2019 and 2018 was as follows:

	Number of shares	Weighted average life	Expiration dates

Balance of warrants outstanding as of July 1, 2017	8,500,000	0.47 years	December 18, 2017
Expiration of IPO warrants	(8,500,000)
Grants of private placement warrants	359,727	5 years	November 20, 2022
Balance of warrants outstanding as of June 30, 2018	359,727	4.39 years
Grants of registered direct offering warrants	1,809,420	5 years	May 23, 2024
Grants of placement agent warrants	227,600	5 years	May 23, 2024
Balance of warrants outstanding as of June 30, 2019	2,396,747	4.68 years	*
Balance of warrants outstanding as of June 30, 2020	2,396,747	3.67 years	*

*	Among the 2,396,747 shares of warrants, 359,727 shares will expire on November 20, 2020, 2,037,020 shares will be expire on May 23, 2024.

15.	EQUITY (CONTINUED)

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

As at June 30, 2020 and 2019, there were 359,727 warrants outstanding. The fair value of the warrants is $142,092 and 204,325, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

15.	EQUITY (CONTINUED)

Private placement warrants (continued)

The key assumption used in estimates are as follows:

	June 30, 2020	June 30, 2019

Terms of warrants	2.39 years	3.39 years
Exercise price	1.31	1.31
Risk free rate of interest	0.29%	2.77%
Dividend yield	0.00%	0.00
Annualized volatility of underlying stock	174.05%	187.99%

Registered direct offering warrants

In connection with the direct offering closed on May 24, 2019, the Company issued warrants to investors to purchase a total of 1,809,420 ordinary shares with a warrant term of five (5) years. The warrants have an exercise price of $1.86 per share. On July 4, 2020, the Company updated the estimation of fair value of warrants issued on May 24, 2019 as a result of the change in exercise price of the warrants from $1.86 to $0.51.

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

As of May 24, 2019 and June 30, 2019 and 2020, the Company estimated fair value of the registered direct offering warrants at $1,961,411, $1,091,080 and $895,663, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On the May 24, 2019 and June 30, 2019 and 2020, the Company estimated the fair value of Series A Warrants using the following assumption.

	On May 24, 2019	On June 30, 2019	On June 30, 2020
Terms of warrants	5 years	4.9 years	3.9 years
Exercise price	1.86	1.86	0.51
Risk free rate of interest	2.77%	2.77%	0.29%
Dividend yield	0.00%	0.00%	0.00%
Annualized volatility of underlying stock	189.72%	187.99%	174.05%

15.	EQUITY (CONTINUED)

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

As of May 24, 2019 and June 30, 2019 and 2020, the Company estimated fair value of the Placement Agent Warrants at $246,718, $137,243 and $112,662, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

Allocation of Issuance Costs

In connection with the Private Placement closed on May 24, 2019, the Company incurred direct and incremental issuance costs of $490,667. These costs were allocated to common stock and registered direct offering warrants in proportion to the allocation of proceeds. The issuance costs allocated to common stock were accounted for as a reduction of proceeds of the common stocks, while the issuance costs allocated to warrants were accounted for as non-operating expenses.

16.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended June 30, 2020, 2019 and 2018, respectively:

	For the Years Ended June 30,
	2020	2019	2018

Net (loss) income attributable to Urban Tea, Inc.’s Shareholders	$(2,106,600)	$27,555,442	$(82,889,335)
Net loss from continuing operations	$(2,106,600)	$(932,863)	$(683,295)
Net income (loss) from discontinued operations	$-	$28,488,305	$(82,206,040)

Weighted Average Shares Outstanding-Basic and Diluted	33,227,331	18,055,150	11,653,729

(Loss) income per share- basic and diluted	$(0.06)	$1.53	$(7.11)
Net loss per share from continuing operations – basic and diluted	$(0.06)	$(0.05)	$(0.06)
Net income (loss) per share from discontinued operations – basic and diluted	$-	$1.58	$(7.05)

Basic income (loss) per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended June 30, 2020, 2019 and 2018 The number of warrants is excluded from the computation as the anti-dilutive effect.

17.	INCOME TAXES

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

As of June 30, 2020 and 2019, the Company’s federal net operating loss carryforward for U.S. income taxes was $1,245,761 and $841,088, respectively. The federal net operating loss carryforward is available to reduce future years’ taxable income through year 2037 and net operating losses generated before 2018 will not expire. Management believes that the realization of the benefit from this loss appears uncertain due to the Company’s operating history.

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

PRC

Shanghai MYT, Hunan MYT and 39Pu are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

17.	INCOME TAXES (CONTINUED)

PRC (continued)

Income taxes that are attributed to the continuing operations are consist of:

For the Years Ended June 30,
	2020	2019	2018

Current income tax expenses	$-	$-	$-
Deferred income tax expenses	-	-	-
Income tax expenses	$-	$-	$-

Below is a reconciliation of the statutory tax rate to the effective tax rate of continuing operations:

	For the Years Ended June 30,
	2020	2019	2018

PRC statutory income tax rate	25%	25%	25%
Effect of different tax rates available to different jurisdictions	(1.0)%	10.6%	(24.5)%
Effect of non-deductible expenses	(0.3)%	(0.2)%	0%
Effect of change in valuation allowance and others	(23.7)%	(35.4)%	(0.5)%
	0%	$0%	0%

Deferred tax assets as of June 30, 2020 and 2019 consist of the following:

	June 30, 2020	June 30, 2019

Net operating loss carrying forward	$1,432,560	$329,416
Less: valuation allowance	(1,432,560)	(329,416)
	$-	$-

As of June 30, 2020 and 2019, the Company had net operating loss carryforwards of $3,512,414 and $1,437,105, respectively. The net operating loss carryforwards begin to expire in the tax year ending December 31, 2024. The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in net income (loss). The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of June 30, 2020 and 2019, full valuation allowance is provided against the deferred tax assets based upon management’s assessment as to their realization.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

18.	RELATED PARTY TRANSACTIONS AND BALANCES

As of June 30, 2020, the Company had balance of $1,127 due from two related parties which were indirectly controlled Mr. Guo’an Hu, one of the shareholders of 39Pu. The balance was generated from sales of dark tea products. As of June 30, 2019, the Company had no balances due from or due to related parties.

During the year ended June 30, 2020, the Company sold dark tea products of $33,497 to two related parties. During the years ended June 30, 2019 and 2018, the Company did not incur significant related party transactions.

19.	COMMITMENTS AND CONTINGENCIES

Contingent consideration in acquisition of 39Pu

In connection with acquisition of 39Pu (Note 6), a contingent cash consideration of $0.6 million and a share consideration of $1.2 million will be delivered to the three shareholders according to the earn-out payment based on the financial performance of 39Pu in its next fiscal years. Due to the effects of COVID-19, the financial performance of 39Pu is not expected to meet the earn-out payment conditions and the Company does not expect incurring the contingent considerations.

20.	SEGMENG REPORTING

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information. As of June 30, 2020, the Company had two segments, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT and distribution of dark tea products conducted by 39Pu. As of June 30, 2019, the Company had one segment.

The following tables present the summary of each segment’s revenue, loss from operations, loss before income taxes and net loss which is considered as a segment operating performance measure, for the years ended June 30, 2020, 2019 and 2018:

	For the year ended June 30, 2020
	Tea shop chains	Distribution of dark tea products	Unallocated	Total
Revenues	$448,000	$417,705	$-	$865,705
Operating expenses	$(1,594,906)	$(426,655)	$(792,075)	$(2,813,636)
Net loss from continuing operations before income taxes	$(1,558,038)	$(32,301)	$(532,088)	$(2,122,427)
Net loss	$(1,558,038)	$(16,474)	$(532,088)	$(2,106,600)

	For the year ended June 30, 2019
	Tea shop chains	Distribution of dark tea products	Unallocated	Total
Revenues	$401,814	$-	$-	$401,814
Operating expenses	$(2,202,161)	$-	$-	$(2,202,161)
Net loss from continuing operations before income taxes	$(932,863)	$-	$-	$(932,863)
Net income from discontinued operations before income taxes	$28,488,305	$-	$-	$28,488,305
Net income	$27,555,442	$-	$-	$27,555,442

20.	SEGMENG REPORTING (CONTINUED)

	For the year ended June 30, 2018
	Tea shop chains	Distribution of dark tea products	Unallocated	Total
Revenues	$-	$-	$-	$-
Operating expenses	$(889,107)	$-	$-	$(889,107)
Net loss from continuing operations before income taxes	$(683,295)	$-	$-	$(683,295)
Net loss from discontinued operations before income taxes	$(82,206,040)	$-	$-	$(82,206,040)
Net income	$(82,889,335)	$-	$-	$(82,889,335)

21.	SUBSEQUENT EVENT

1.	Registered direct offering

On July 30, 2020, Urban Tea, Inc. (the “Company”) and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreement (the “July Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 15,000,000 ordinary shares, (the “July Shares”) no par value (the “Ordinary Shares”), at a price of $0.40 per share in a registered direct offering, for gross proceeds of approximately $6 million (the “July Offering”).

On August 14, 2020, the Company and the Purchasers entered into certain securities purchase agreement (the “August Purchase Agreement,” together with the July Purchase Agreement, the “Purchase Agreements”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 18,750,000 Ordinary Shares, (the “August Shares,” together with the July Shares, the “Shares”), at a price of $0.32 per share in a registered direct offering, for gross proceeds of approximately $6 million (the “August Offering,” together with the July Offering, the “Offerings”).

The Company currently intends to use the net proceeds from the Offerings for working capital and other general corporate purposes. The July Offering closed on August 3, 2020, and the August Offering closed on August 18, 2020.

The Company also entered into certain placement agency agreements dated July 30, 2020 and August 14, 2020 (the “Placement Agency Agreements”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in each of the Offerings. The Company also agreed to reimburse the Placement Agent $5,000 for non-accountable expenses and up to $25,000 for the reasonable and accounted fees and expenses of legal counsel for each of the Offerings.

2.	Opening the first oversea tea house

On August 1, 2020, the Company, through its joint venture, opened the first oversea specialty coffee and tea house under a brand name of “MENO” in West Village near Washington Square Park in Manhattan, New York City.

3.	Share reverse split and regain compliance with NASDAQ requirements

On August 25, 2020, the Company’s board approved a 1 for 10 reverse split of its ordinary shares (the “Reverse Split”), which became effective on August 27, 2020.

On September 11, 2020, the Company received a written notification from the Nasdaq Stock Market Listing Qualifications Staff, indicating that the Company has regained compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) based on the Company’s closing bid price being $1.00 per share or greater for 10 consecutive business days from August 27 to September 10, 2020.

21.	SUBSEQUENT EVENT (CONTINUED)

4.	Entry into a non-binding letter of intent (“LOI”)

On August 26, 2020, the Company, through its WFOE, entered into an LOI with Chuangyeying Brand Management Co., Ltd. (“CYY”), Store Master Food Trading Co., Ltd. (“Store Master”) and the shareholders of CYY and Store Master.

CYY has franchise permit and owns multiple registered trademarks in China. It currently manages over 300 tea beverages franchisees. Store Master specializes in supply chain management, product research and development, and optimizing long-term and stable supply chains. Store Master also owns a scalable warehouse with an advanced logistics management system. CYY and Store Master are commonly owned by five individuals.

The LOI contemplates that the parties would enter into certain definitive agreement pursuant to which WFOE will acquire 51% of each of the two companies’ equity with cash and restricted shares of Urban Tea. If the acquisitions are completed, the collaboration will consolidates the resources and expertise of WFOE, CYY, and Store Master in brand management, sales networks, and supply chain technologies to better serve our customers and expand our business. As the transaction proceeds, the Company will publicly disclose required information either through press releases or SEC filings, as appropriate.

Completion of the acquisition is subject to due diligence investigations by Ming Yun Tang, the negotiation and execution of definitive agreement, satisfaction of the conditions negotiated therein including the approval of the Company’s Board of Directors, and the satisfaction of other customary closing conditions. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated. Further, readers are cautioned that those portions of the LOI that describe the proposed transaction, including the consideration to be issued therein, are non-binding.

5.	Entry into a share purchase agreement with Guokui Management Inc. (“Guokui”)

On September 23, 2020, the Company entered into a share purchase agreement (the “Agreement”), pursuant to which the Company agreed to pay $400,000 in cash to acquire 80% of the equity interest in Guokui. Guokui is incorporated under the laws of New York State and has been operating CROP CIRCLE, a casual street food restaurant in New York City, since August 2020.

Upon closing of the transaction contemplated by the Agreement, the Company will own the registered trademark of “CROP CIRCLE” in the United States and operate the restaurant under the brand name of Crop Circle, which features guokui, an oval shaped baked flatbread with various filling selections, a popular street snack originating from Shaanxi Province of China. CROP CIRCLE also provides other meals combining classic and modern styles.

ITEM 19. EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 30, 2020	URBAN TEA, INC.

/s/ Long Yi
Long Yi
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (9)
1.2	Amended and Restated Articles of Association (9)
1.3	Amended and Restated Memorandum and Articles of Association (12)
2.1	Specimen Unit Certificate (1)
2.2	Specimen Public Warrant Certificate (1)
2.3	Specimen Placement Warrant Certificate (1)
2.4	Form of Warrant Agreement (1)
2.5	Form of Unit Purchase Option (1)
2.6	Form of Ordinary Shares Purchase Warrant (7)
4.1	Form of Letter Agreement by and among the Company, Chardan Capital Markets, LLC and the founders (1)
4.2	Form of Services Agreement between the Company and Chardan Capital Markets, LLC (1)
4.3	Stock Purchase Agreement by and among CIS Acquisition Ltd., Elite Ride Limited, Delta Advanced Materials Limited, and the shareholders of Elite Ride Limited, dated September 16, 2014 (2)
4.4	Registration Rights Agreement by and among CIS Acquisition Ltd. and the holders of Elite Ride Limited, dated September 19, 2014 (3)
4.5	Voting Agreement by and among the Company, Elite Ride Limited, Delta Advanced Materials Limited, and certain shareholders of Elite Ride Limited dated September 19, 2014 (3)
4.6	Call Agreement by and among CIS Acquisition Ltd. and CIS Sponsors dated September 19, 2014 (3)
4.7	Exclusive Business Cooperation Agreement between Shanghai MYT and Hunan MYT, dated October 28, 2018 (4)
4.8	Exclusive Option Agreement among Peng Fang, Shanghai MYT and Hunan MYT, dated October 28, 2018 (4)
4.9	Share Pledge Agreement among Peng Fang, Shanghai MYT and Hunan MYT, dated October 28, 2018 (4)
4.10	Timely Reporting Agreement between Shanghai MYT and Hunan MYT, dated October 28, 2018 (4)
4.11	Form of Securities Purchase Agreement.in connection with the private placement offering of up to 2,500,000 ordinary shares (4)
4.12	Form of Securities Purchase Agreement in connection with the private placement offering of up to 7,500,000 ordinary shares (5)
4.13	Share Purchase Agreement in connection with the disposition of Elite Ride Limited, dated February 9, 2019 (6)
4.14	Letter Agreement, dated April 3, 2019, between the Company and FT Global Capital, Inc. (7)
4.15	Form of Securities Purchase Agreement among the Company and certain institutional investors. (7)
4.16	Form of Lock-Up Agreement among the Company and certain individuals (7)
4.17	Form of Share Purchase Agreement in connection with the acquisition of Hunan 39 PU Tea Co., Ltd. (8)
4.18	Exclusive Business Operation Agreement, dated October 2, 2019, by and between WFOE and 39 Pu (13)
4.19	Share Pledge Agreement, dated October 2, 2019, by and among WFOE, 39 Pu and 39 Pu Shareholders (13)
4.20	Exclusive Option Agreement, dated October 2, 2019, by and among WFOE, 39 Pu and 39 Pu Shareholders (13)
4.21	Power of Attorney, dated October 2, 2019, by and between Dean Hu and WFOE (13)
4.22	Power of Attorney, dated October 2, 2019, by and between Ju Ren Investment Limited Partnership and WFOE (13)
4.23	Power of Attorney, dated October 2, 2019, by and between Hunan Ding Chen Tai Investment Co., Ltd. (13)
4.24	Timely Reporting Agreement, dated October 2, 2019, by and between WFOE and 39 Pu (13)
4.25	Joint Venture Agreement dated October 29, 2019 between the Company and T&O Management Group LLC (14)
4.26	Shareholder Agreement dated October 29, 2019 between the Company and T&O Management Group LLC (14)
4.27	Director Agreement by and between Qinbai Zhou and Urban Tea, Inc. dated December 18, 2019. (15)
4.28	Placement Agency Agreement, dated June 15, 2020, between Urban Tea, Inc. and Maxim Group LLC (16)
4.29	Form of Securities Purchase Agreement (16)
4.30	Form of Lock-Up Agreement (16)
4.31	Form of Placement Agency Agreement between Urban Tea, Inc. and Maxim Group LLC (17)
4.32	Form of Securities Purchase Agreement (17)
4.33	Form of Lock-Up Agreement (17)
8.1	List of Subsidiaries of the Company*
11.1	Code of Ethics(11)
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. *
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Centurion ZD CPA & Co.*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.
**	Furnished herewith.

(1)	Incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224).

(2)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on September 19, 2014.

(3)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed on September 25, 2014.

(4)	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed on November 14, 2018.

(5)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on January 7, 2019.

(6)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on February 19, 2019.

(7)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on May 28, 2019.

(8)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on October 1, 2019.

(9)	Incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015.

(10)	Incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 14, 2018.
(11)	Incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on October 25, 2019.
(12)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on November 4, 2019.
(13)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on November 6, 2019.
(14)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on November 8, 2019.
(15)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on December 23, 2019.
(16)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on June 29, 2020.
(17)	Incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 18, 2020.