Form 20-F
period 2021-06-30
Bit Brother Ltd
filed 2021-11-15
CIK 1543268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from _____________ to _____________

Commission File Number: 001-35755

Bit Brother Limited

(Exact name of Registrant as specified in its charter)

_________________________________

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Room 910, Building 1, Huitong Building,

No.168, Hehua Road, Hehuayuan Street,

Furong District, Changsha City, Hunan Province

People’s Republic of China

(Address of principal executive offices)

Xianlong Wu

Chief Executive Officer

Room 910, Building 1, Huitong Building,

No.168, Hehua Road, Hehuayuan Street,

Furong District, Changsha City, Hunan Province

People’s Republic of China

Tel: +86 0731-85133570

Email: jack.wu@bitbrother.com

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

As of June 30, 2021, the issuer had 20,384,630 ordinary shares issued and outstanding.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	the “Company,” “we,” “us,” “our company” and “our” refer to Bit Brother Limited, formerly Urban Tea, Inc. (together with its subsidiaries and affiliated entities, except for when the context indicates otherwise);

●	“BVI” are to the British Virgin Islands;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“PRC” and “China” are to the People’s Republic of China;

●	“SEC” are to the Securities and Exchange Commission;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“Renminbi” and “RMB” are to the legal currency of China;

●	“Hong Kong dollars,” “HKD” and “HK$” are to the legal currency of Hong Kong; and

●	“U.S. dollars,” “dollars” and “$” are to the legal currency of the United States.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain financial data in this annual report on Form 20-F is converted into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all conversions from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB 6.4586 to US$1.00, the average exchange rate for the fiscal year ended June 30, 2021 as set forth at www.x-rates.com. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

iii

PART I

We are an offshore holding company conducting part of our operations in China through Hunan Ming Yun Tang Brand Management Co., Ltd., or Hunan MYT, 39 Pu Tea Co., Ltd., or 39Pu, and Hunan Bit Brothers Holding Co., Ltd., or Hunan BTB, the variable interest entities, and their subsidiaries. You are not investing in Hunan MYT, 39Pu or Hunan BTB, our VIEs. Neither we nor our subsidiaries own any share in Hunan MYT or 39Pu. Instead, we control and receive the economic benefits of Hunan MYT, 39Pu and Hunan BTB’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated November 19, 2018, October 2, 2019 and May 13, 2021, respectively. The VIE Agreements are designed to provide our wholly-foreign owned entities, Mingyuntang (Shanghai) Tea Co., Ltd. and Qingdao Ether Continent Digital Technology Co., Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holders of Hunan MYT, 39Pu and Hunan BTB, including absolute control rights and the rights to the assets, property, and revenues of Hunan MYT, 39Pu and Hunan BTB. As a result of our direct ownership in the WFOEs and the VIE Agreements, we are regarded as the primary beneficiary of the VIEs. See “Business — Contractual Agreements between WFOEs and Hunan MYT, 39Pu and Hunan BTB” for a summary of these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering we may have in the future, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Taihang Group & Law, that such approval is required under these circumstances or for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Implications of Being a Foreign Private Issuer and a China based company.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

We are an offshore holding company conducting part of our operations in China through the VIEs and their subsidiaries. You are not investing in the VIEs. Neither we nor our subsidiaries own any share in the VIEs. Instead, we control and receive the economic benefits of the VIEs’ business operations through a series of contractual arrangements, also known as VIE Agreements, dated November 19, 2018, October 2, 2019 and May 13, 2021. The VIE Agreements are designed to provide our WFOEs, Mingyuntang (Shanghai) Tea Co., Ltd., or Shanghai MYT, and Qingdao Ether Continent Digital Technology Co., Ltd., or Qingdao ECDT, with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holders of the VIEs, including absolute control rights and the rights to the assets, property, and revenues of the VIEs. As a result of our direct ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of the VIEs. See “Business — Contractual Agreements between WFOEs and Hunan MYT, 39Pu and Hunan BTB” for a summary of these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our VIE Agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering we may have in the future, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Taihang Group & Law, that such approval is required under these circumstances or for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”

The following are summaries of the VIE Agreements:

On November 19, 2018, Shanghai MYT entered into a series of VIE agreements with Hunan MYT and its shareholder Peng Fang. The VIE agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Hunan MYT, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan MYT. The purpose of the VIE agreements is solely to give Shanghai MYT the exclusive control over Hunan MYT’s management and operations. Hunan MYT commenced operations in December 2018, and was engaged in the specialty tea product distribution and retail business by provision of high-quality tea beverages in its tea shop chain.

On October 2, 2019, Shanghai MYT entered into a series of VIE agreements (“39Pu VIE Agreements”) with 39Pu and three shareholders who collectively owned 51% equity interest in 39Pu. The 39Pu VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of 39Pu, including absolute control rights and the rights to the management, operations, assets, property and revenue of 39Pu. The purpose of the 39Pu VIE Agreements is solely to give Shanghai MYT the exclusive control over 39Pu’s management and operations. In exchange for the controlling interest in 39Pu, the Company is obliged to pay a cash consideration of $2.4 million and a share consideration of 10,000,000 ordinary shares of the Company, no par value (“Ordinary Shares”). In addition, a contingent cash and share consideration was delivered to the three shareholders according to the earn-out payment provision based on the financial performance of 39Pu in its following fiscal year. On October 17 and 28, 2019, the Company paid share consideration of 10,000,000 Ordinary Shares and the cash consideration of $2.4 million, respectively.

On May 13, 2021, Qingdao ECDT entered into a series of VIE agreements with Hunan BTB and its shareholders. The VIE agreements are designed to provide Qingdao ECDT with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of Hunan BTB, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan BTB. The purpose of the Hunan BTB VIE agreements is solely to give Qingdao ECDT the exclusive control over Hunan BTB’s management and operations. Hunan BTB commenced operations in May, 2021, and has begun conducting research and development of its cryptocurrency distribution platform and application solutions.

As of June 30, 2021 and 2020, the consolidated VIEs accounted for an aggregate of 35% and 42% of our total assets, respectively. As of June 30 and 2021 and 2020, $1.8 million and $0.4 million of cash and cash equivalents were denominated in RMB, respectively.

Our ability to pay dividends depends upon dividends paid by our operating entities. If the operating entity incurs debt on its own behalf, the instruments governing its debt may restrict its ability to pay dividends to us.

The operating entity in China will be permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, any consolidated VIEs in China must make appropriations from its after-tax profits to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the consolidated VIEs. Appropriation to discretionary surplus fund will be made at the discretion of the consolidated VIEs.

Pursuant to the law applicable to China’s foreign investment enterprises, an operating entity that is a foreign investment enterprise in the PRC has to make appropriation from its after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the operating company. Appropriation to the other two reserve funds is at the discretion of the operating company in China.

As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to the operating entities (as a subsidiary) in China only through loans or capital contributions, and to the consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to the onshore entities (i.e. the PRC subsidiaries and VIE entities), we will be required to make filings about details of the loans with SAFE in accordance with relevant PRC laws and regulations. The PRC subsidiaries and VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations.

As of the date of this report, there have not been any dividends or distributions made to the holding company, nor have there been any dividends or distributions made to U.S. investors. We are subject to restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. We are also subject to restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and/or consolidated VIEs, to our holding company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. See “Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment”

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	June 30, 2021	June 30, 2020
ASSETS
Cash	$1,781,565	$362,384
Short-term investments	2,526,328	2,266,069
Inventories	1,466,996	1,403,582
Loan due from a third party	12,580,671	2,222,191
Other current assets	685,955	292,917
Property and equipment, net	2,002,108	1,315,326
Deposits for plant, property and equipment	1,006,234	849,245
Right of use assets	1,165,172	553,904
Other noncurrent assets	89,482	159,434
Total Assets	$23,304,511	$9,425,052

Due to BTB*	$20,593,791	$7,270,932
Other current liabilities	1,614,750	885,515
Total Liabilities	$22,208,541	$8,156,447

*	Payable due to BTB is eliminated upon consolidation.

	For the Years Ended June 30,
	2021	2020	2019
Revenue	$5,711,681	$865,705	$401,814
Net loss	(435,524)	(1,590,339)	(724,687)

PCAOB Inspection

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. The Company’s auditors, Centurion ZD CPA & Co., is subject to the PCAOB’s inspection.

Our independent registered public accounting firm is located in and organized under the laws of Hong Kong and China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

Risk Factors Summary

Investing in our ordinary shares involves a high degree of risk. Below is a summary of material factors that make an investment in our ordinary shares speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 6 of this annual report for additional discussion of the risks summarized in this risk factor summary as well as other risks that we face. These risks include, but are not limited to, the following:

●	The outbreak of the COVID-19 has negatively impacted our business operations and is expected to continue to have an adverse impact on our planned operations.

●	We are a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC and VIE. We control and receive the economic benefits of our VIE’s business operations through certain contractual arrangements.

●	If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

●	Because we are a British Virgin Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●	We are a “foreign private issuer” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

A.	Selected Financial Data

The selected consolidated financial data present the results for the five fiscal years ended and as of June 30, 2021, 2020, 2019, 2018, and 2017. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	For the Years Ended June 30
	2021	2020	2019	2018	2017
Statement of Income Data
Revenue	$5,711,681	$865,705	$401,814	$-	$-
Cost of Sales	$(3,751,389)	$(508,462)	$(236,661)	$-	$-
Gross Profit	$1,960,292	$357,243	$165,153	$-	$-
Net (Loss)/Income from Continuing Operations	$(8,043,113)	$(2,122,427)	$(932,863)	$(683,295)	$(2,200,106)
Net Income/(Loss) from Discontinued Operations	$-	$-	$28,488,305	$(82,206,040)	$(26,227,138)
Net Income/(Loss)	$(8,043,113)	$(2,122,427)	$27,555,442	$(82,889,335)	$(28,427,244)
Net Income/(Loss) Attributable to BTB Limited’s Shareholders	$(8,132,886)	$(2,106,600)	$27,555,442	$(82,889,335)	$(28,427,244)
Comprehensive Income/(Loss)	$(10,561,722)	$(2,157,027)	$27,253,220	$(75,467,243)	$(30,309,130)
Earnings/(Loss) per share – basic and diluted	$(0.8)	$(0.6)	$15.3	$(71.1)	$(28.7)
Weighted average shares – basic and diluted	10,151,051	3,322,733	1,805,515	1,165,373	991,431

Balance Sheet Data
Working Capital (deficiency)	$42,279,101	$9,770,619	$7,603,606	$(69,888,669)	$(33,639,559)
Total assets	$67,154,440	$22,635,127	$10,846,549	$67,174,949	$135,919,497
Total liabilities	$1,680,330	$2,035,931	$1,694,682	$89,982,235	$120,307,846
Total BTB Limited’s Shareholders’ equity (deficit)	$59,724,748	$14,939,607	$9,151,867	$(22,807,286)	$15,611,650
Noncontrolling interest	$5,749,362	$5,659,589	$-	$-	$-

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Risks Relating to Our Corporate Structure

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of the VIEs through VIE Agreements, which may not be effective in providing control over the VIEs.

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of the VIEs through VIE Agreements. A portion of our current revenue is derived from the VIEs in China. To comply with PRC laws and regulations, we do not intend to have an equity ownership interest in the VIEs but rely on VIE Agreements with the VIEs to control and operate its businesses. However, as discussed above, these VIE Agreements may not be effective from PRC laws in providing us with the necessary control over the VIEs and its operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of the VIEs, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership imposed by the Hunan provincial government authorities, we must rely on contractual rights through our VIE structure to effect control over and management of the VIEs, which exposes us to the risk of potential breach of contract by the shareholders of the VIEs.

Because we are an offshore holding company and conduct our business the VIEs in China, if we fail to comply with applicable PRC law, we could be subject to severe penalties and our business could be adversely affected.

We are an offshore holding company and operate a portion of our business through the VIEs in China through VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIEs are treated as our assets and liabilities and the results of operations of the VIEs are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the VIE Agreements between the WFOEs and the VIEs.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for our offerings would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (“CAC”) publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) aiming to, upon its enactment, replace the existing Measures for Cybersecurity Censorship. The draft measures extend the scope of cybersecurity reviews to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies, we face uncertainties as to whether such clearance is required for our offerings and whether such clearance can be timely obtained, or at all.

If WFOEs, the VIEs or their ownership structure or the VIE Agreements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOEs or the VIEs fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOEs or the VIEs;

●	discontinuing or restricting the operations of WFOEs or the VIEs;

●	imposing conditions or requirements with which we, WFOEs, or the VIEs may not be able to comply;

●	requiring us, WFOEs, or the VIEs to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of the VIEs; and

●	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our VIE Agreements will become invalid or unenforceable, and the VIEs will not be treated as VIE entities and we will not be entitled to treat the VIEs’ assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of the VIEs from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Ordinary Shares.

We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

As all of our VIE Agreements with the VIEs are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially and adversely affected.

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with any offering in the future, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation, (ii) we establish our WFOE by means of direct investment and acquiring equity interest or assets of an entity other than “PRC domestic company” as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies VIE Agreements as a type of transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for our offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for our offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our offerings, we may be unable to obtain a waiver of such approval requirements.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this report, we have not received or been denied of any permission from the PRC authorities to list on U.S. stock exchanges. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Although we believe that our agreements relating to our structure are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these VIE Agreements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has come into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment’’ refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify VIE Agreements as a form of foreign investment, there is no assurance that operation conducted by foreign investors or foreign-invested enterprises via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for VIE Agreements as a form of foreign investment. In any of these cases, it will be uncertain whether our VIE Agreements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE Agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Relating to the Planned Blockchain and Cryptocurrency Mining Business

Investment in our new line of business could present risks not originally contemplated.

The Company plans on investing in its planned expansion into the blockchain and cryptocurrency mining business. New ventures are inherently risky and may not be successful. In evaluating such endeavors, we are required to make difficult judgments regarding the value of business strategies, opportunities, technologies and other assets, and the risks and cost of potential liabilities. Furthermore, these investments involve certain other risks and uncertainties, including the risks involved with entering new competitive categories or regions, the difficulty in integrating the new business, and the challenges in achieving strategic objectives and other benefits expected from our investment.

If we are unable to successfully execute our planned blockchain and cryptocurrency mining business plan, it would affect our financial and business condition and results of operations.

Our previously announced growth strategy included the expansion of our operations to include a blockchain and cryptocurrency mining business. There are various risks related to these efforts, including the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Cryptocurrency mining relies on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase our operating expenses and adversely affect our demand for our mining machines.

Cryptocurrency mining consumes a significant amount of energy power to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to cryptocurrency mining. There can be no assurance that the operations of our planned cryptocurrency mining business will not be affected by power shortages or an increase in energy prices in the future. In addition, as we intend to establish and operate mining machines and engage in key mainstream cryptocurrencies mining activities, such as Bitcoin, in the near future, any increase in energy prices or a shortage in power supply in the area of our mining machines may be located will increase our potential mining costs and reduce the expected economic returns from our mining operation significantly.

In particular, the power supply could be disrupted by natural disasters, such as floods, mudslides and earthquakes, or other similar events beyond our control. Further, we may experience power shortages due to seasonal variations in the supply of certain types of power such as hydroelectricity. Power shortages, power outages or increased power prices could adversely affect our mining businesses. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

Shortages in, or rises in the prices of mining machines may adversely affect our business

Given the long production period to manufacture and assemble mining machines, there is no assurance that we can acquire enough mining machines for our planned cryptocurrency mining. We may rely on third parties to supply mining machines to us, and shortages of mining machines or any delay in delivery of our orders could seriously interrupt our operations. The scale of our cryptocurrency mining capacity depends on obtaining adequate mining machines on a timely basis and at competitive prices. Shortages of mining machines could result in reduced mining capacity, as well as an increase in operation costs, which could materially delay the completion of our mining capacity and commencement of our mining. As a result, our business, results of operations and reputation could be materially and adversely affected.

We may not be able to develop our cryptocurrency mining capacity because we may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

The cryptocurrencies mining industry is experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our research becoming obsolete at sudden and unpredictable intervals and, accordingly, we may not successfully develop our mining capacity at all. To establish our cryptocurrency mining capacity, we will invest heavily in technology research and development. The process of research and developing new technologies in cryptocurrency is inherently complex and involves significant uncertainties. There are a number of risks, including the following:

●	our research and development efforts may fail in resulting in the development or commercialization of new technologies or ideas in blockchain or cryptocurrency;

●	our research and development efforts may fail to translate new product plans into commercially feasible products;

●	our new technologies or new products may not be well received by the markets;

●	we may not have adequate funding and resources necessary for continual investments in research and development;

●	even assuming our technologies and products become marketable or profitable, they may become obsolete due to rapid advancements in technology and changes in the mainstream markets; and

●	our newly developed technologies may not be protected as proprietary intellectual property rights.

Our research and development efforts may not yield the expected results, or may prove to be futile due to the lack of market demand. Further, any failure to anticipate the next-generation technology roadmap or changes in the mainstream markets or to timely develop new or enhanced technologies in response could result in loss of our business.

It is now illegal to engage in digital asset transactions including bitcoin mining operations in the PRC, the ruling of which may adversely affect us.

The PRC has now taken harsh regulatory action to ban cryptocurrency mining operations and to severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange them for fiat currency. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations.

On May 21, 2021, the Financial Stability and Development of the State Council in China proposed to “crack down on bitcoin mining and trading.” After that, the related local governments began to issue corresponding measures in succession to respond to the central government, including Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission issuing a notice on the immediate shutdown of enterprises engaged in cryptocurrency mining on June 9, 2021, and Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issuing a notice on the shutdown of cryptocurrency mining projects. On September 3, 2021, the Notification on Rectification of the Virtual Currency “Mining” Activities (or the Notification Fa Gai Yun Xing [2021] No. 1283) was issued. On September 24, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency (or the Notification No. 1283) banned all new cryptocurrency operations in China.

In consideration of the PRC government’s attitude and our business plan, we will not conduct any cryptocurrency mining operations or cryptocurrency trading operations in the PRC.

We may face intense industry competition.

Cryptocurrency mining, security, and insurance is in a highly competitive environment. Our competitors include companies that may have a longer history, larger market share, greater brand recognition, greater financial resources in research or other competitive advantages. We anticipate that competition will increase as cryptocurrencies gain greater acceptance and more players join the market of cryptocurrency mining and mining farm operations.

Strong competition in the market may require us to increase our marketing expenses and sales expenses, if any, or otherwise invest greater resources to gain market shares and expand our mining capacities as needed to adequately compete. Such efforts may negatively impact our profitability. If we are unable to effectively meet our business plans in the competitive landscape, our business, financial conditions and results of operations may be adversely affected.

Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities.

In recent years, the SEC has ruled that the two most valuable cryptocurrencies—Bitcoin and Ethereum—are not securities. We therefore believe that we will not be deemed to be engaged in the business of investing, reinvesting, or trading in securities, and we shall not hold ourselves out as being engaged in those activities. However, under the Investment Company Act a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

As a result of our planned investments and our mining activities, including investments in which we do not have a controlling interest, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company. The bitcoins we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire or mine are securities. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and bitcoin on hand or liquidating our investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

As the Rule 3a-2 exception is available to a company no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in the Company incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact to conduct our operations.

Risks Relating to our Tea and Light Foods Business

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

Our growth strategy calls for the opening of a significant number of new stores each year and our continued expansion will place increased demands on our operational, managerial, administrative and other resources, which may be inadequate to support our expansion. Our senior management team may be unable to effectively address challenges involved with expansion forecasts for years ended on June 30, 2022 and 2023. Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems and to hire, train and retain regional directors, district managers, store managers and other personnel. Implementing new systems, controls and procedures and these additions to our infrastructure and any changes to our existing operational, managerial, administrative and other resources could negatively impact our results of operations and financial condition.

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

Our stores are located in shopping malls, other shopping centers and street locations. Sales at these stores are derived, to a significant degree, from the volume of customer traffic in those locations and in the surrounding area. Our stores benefit from the current popularity of shopping malls and centers as shopping destinations and their ability to generate customer traffic in the vicinity of our stores. Our sales volume and customer traffic may be adversely affected by, among other things:

●	economic downturns in the PRC or regionally;

●	high fuel prices;

●	changes in consumer demographics;

●	a decrease in popularity of shopping malls or centers in which a significant number of our stores are located;

●	the closing of a shopping mall’s or center’s “anchor” store or the stores of other key tenants;

●	a deterioration in the financial condition of shopping mall and center operators or developers which could, for example, limit their ability to maintain and improve their facilities; or

●	the effects of COVID-19.

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

Because our tea and light meals business is highly concentrated on a single, discretionary product category, which includes tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise, we are vulnerable to changes in consumer preferences and in economic conditions affecting disposable income that could harm our financial results.

Our tea and light meals business is not diversified and consists primarily of developing, sourcing, producing, marketing and selling tea beverages, light meals, baked goods and tea-related gifts and accessories. Consumer preferences often change rapidly and without warning, moving from one trend to another among many retail concepts. Therefore, our business is substantially dependent on our ability to educate consumers on the many positive attributes of tea and anticipate shifts in consumer tastes. Any future shifts in consumer preferences away from the consumption of tea beverages would also have a material adverse effect on our results of operations. In particular, there has been an increasing focus on health and wellness by consumers, which we believe has increased demand for products, such as our teas, that are perceived to be healthier than other beverage alternatives. If such consumer preference trends change, or if our teas are not perceived to be healthier than other beverage alternatives, our financial results could be adversely affected.

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

As a result, our operations in China and the U.S. have been materially affected. Our stores in China were temporarily closed until early March and have been gradually opening since then. As a result, the Company earned a lower amount of revenue and net income from February to April 2020 due to the downtime. In addition, the renovation of our new store in New York City which was expected to open in early 2020 was delayed due to COVID-19 related restrictions in the U.S. Accordingly, our operation and business have been and may continue to be adversely affected as the results of the wide-spread pandemic. Management may have to adjust or change our business plan in response to the prolonged pandemic and change of social behavior.

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

Risks Relating to Doing Business in the PRC

The audit report included in this Amendment is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection. The Company could be delisted if it is unable to timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.

As a public company with securities quoted on the NASDAQ Capital Market, we will be required to have our financial statements audited by an independent registered public accounting firm registered with the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Hong Kong and China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised Securities Law, the PCAOB currently does not have free access to inspect the work of our auditor. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors in our stock to lose confidence in our audit procedures and the quality of our financial statements.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of Hong Kong and China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will be required to comply with the interim final amendments, the SEC must implement a process for identifying such registrants. As of the date of this Amendment, the SEC is seeking public comment on this identification process. Consistent with the HFCAA, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in that jurisdiction, and will also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

It is unclear when the SEC will complete its rulemaking, when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The enactment of the HFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our stock could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our stock will not be permitted for trading “over-the counter” either. Such a delisting would substantially impair your ability to sell or purchase our stock when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our stock. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

Nasdaq may apply additional and more stringent criteria for our continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application.

The approval of the CSRC and other compliance procedures may be required, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market in the context of our offerings, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation, (ii) we establish our WFOE by means of direct investment and acquiring equity interest or assets of an entity other than “PRC domestic company” as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for our offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for our offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our offerings, we may be unable to obtain a waiver of such approval requirements.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	loss of intellectual property rights;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to continue to qualify as a foreign private issuer. As a foreign private issuer, we will remain exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to continue to qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

Our PRC subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors.

We are a holding company and the majority of our operations and assets are held in overseas subsidiaries. Our PRC subsidiaries and the variable interest entities were established in the PRC, and their main operations and assets are located in the PRC. Our PRC subsidiaries, the VIEs, main operations and assets are therefore subject to the relevant laws and regulations of the PRC. In addition, a majority of our officers and directors are non-residents of the United States and substantially all their assets are located outside the United States. As a result, it could be more difficult for investors to effect service of process in the United States, or to enforce a judgment obtained in the United States against any of our PRC subsidiaries or any of these persons.

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

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 15, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for guarantee products issued by banks), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our offerings, which may adversely affect our business, financial condition and results of operations.

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

Bit Brother Limited (formerly known as Urban Tea, Inc., Delta Technology Holdings Ltd, and prior to that as CIS Acquisition Ltd.) was incorporated in the British Virgin Islands as a company with limited liability on November 28, 2011. We have become a retailer and distributor of specialty tea products in China (also referred to as “PRC”) since November 2018, and have fully completed the disposition of our fine and specialty chemical manufacturing business in April 2019. Our business currently consists of the distribution and retail of specialty tea products. We have recently decided to start operations in the business of blockchain technology and cryptocurrency mining. Our blockchain technology and cryptocurrency mining business shall be conducted through Hunan BTB, a VIE controlled by us through VIE agreements. Hunan BTB’s operations shall consist of conducting research and development of cryptocurrency mining distribution and setup of mining farms, a cryptocurrency wallet, the integrated operation and management of supercomputer servers, and payment center as well as financial services, targeting both individual and institutional users based on blockchain technology.

Recent Developments

Registered Direct Offering

On July 16, 2021, the Company entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 15,000,000 of its ordinary shares (“Ordinary Shares”) and warrants (“Warrants”) to purchase 15,000,000 Ordinary Shares in a registered direct offering (the “Offering”), for gross proceeds of approximately $22.5 million. The Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.50. The purchase price for each Ordinary Share and the corresponding Warrant is $1.50. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed. The Company currently intends to use the net proceeds from the Offering for research and development and commercialization of blockchain software, cryptocurrency mining and for working capital and general corporate purposes. The Offering closed on July 20, 2021.

The Company entered into a placement agency agreement dated July 16, 2021 with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $5,000 for non-accountable expenses and up to $40,000 for the reasonable and accounted fees and expenses of legal counsel.

Private Placements

September Private Placement

On September 16, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 14,152,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one Share each with an initial exercise price of $0.8875 per Share, at a price of $0.71 per Unit, for an aggregate purchase price of approximately $10.05 million (the “September Units Offering”).

The Warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $0.8875 per Share, for cash. The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five and a half (5.5) years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

On October 7, 2021, the September Units Offering consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

October Private Placements

On October 14, 2021, the Company entered into certain unit securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act pursuant to which the Company agreed to sell an aggregate of 15,814,652 units, each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one Share each with an initial exercise price of $0.875 per Share, at a price of $0.70 per Unit, for an aggregate purchase price of approximately $11.07 million (the “October Units Offering”).

The Warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $0.875 per Share, for cash. The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five and a half (5.5) years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

On October 14, 2021, the Company entered into certain ordinary shares securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act pursuant to which the Company agreed to sell an aggregate of 4,000,000 Shares at a price of $0.57 per Share, for an aggregate purchase price of approximately US$2.28 million (the “October Shares Offering”).

On November 5, 2021, the October Units Offering and October Shares Offering consummated when all the closing conditions of the Unit SPA and the SPA have been satisfied and the Company issued the Units and Shares to the Purchasers.

November Private Placement

On November 5, 2021, the Company entered into certain unit securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act pursuant to which the Company agreed to sell an aggregate of 27,740,512 units, each Unit consisting of one ordinary share of the Company, no par value (“Share”) and three warrants to purchase one Share each with an initial exercise price of $1.05 per Share, at a price of $0.875 per Unit, for an aggregate purchase price of approximately $24.27 million (the “November Units Offering”).

The Warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $0.875 per Share, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five and a half (5.5) years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

B. Business Overview.

Prior to November 2018, we were solely a fine and specialty chemical manufacturer, primarily engaged in the Chemical Business. We started sales of tea products, beverages and light meals in retail shop chains through Hunan MYT since November 2018, and we started the sale of dark tea products through 39Pu since October 2019. Both entities are controlled by Shanghai MYT via a series of contractual agreements. We have begun the research and development of our cryptocurrency distribution platform and application solution through Hunan BTB since May 2021. Hunan BTB is controlled by Qingdao ECDT via a series of contractual arrangements.

For the years ended June 30, 2021 and June 30, 2020, the Company generated revenues of $358,515 and $448,000 from its sales of tea products, beverages and light meals in retail shop chains, $5,353,166 and $417,705 from its sales of dark tea products, and $nil and $nil from its blockchain and cryptocurrency mining business. Because the Company just launched its new blockchain and cryptocurrency mining business in May 2021, we did not have any operations or generate any revenues for the year ended June 30, 2020.

Blockchain and Cryptocurrency Business

Our blockchain technology and cryptocurrency mining business is currently conducted through Hunan BTB, a VIE controlled by us through VIE agreements. Hunan BTB’s operations shall consist of conducting research and development of a digital currency wallet, and the integrated operation and management of supercomputer servers, targeting both individual and institutional users.

Planned Products and Services

Cryptocurrency Mining Hosting Service Center

We plan to provide cryptocurrency mining hosting services at our host sites in the U.S. We expect our hosting sites will be powered by local grid and other power sources to provide long-term stable power supply for cryptocurrency miners as well as holistic hosting and maintenance services to of our clients.

BTBOX

We plan to develop and market super mobile mining boxes which utilizes a water curtain cooling system that   not only provides an efficient water-cooling system but also retains a large capacity for installing more machines. We expect it be customized according to each customer’s requirements and needs and is suitable for a variety of brand and model mining machines.

Competition

Cryptocurrency mining, hosting and security is in a highly competitive environment. Our competitors include companies that may have a longer history, larger market share, greater brand recognition, greater financial resources in research or other competitive advantages. We anticipate that competition will increase as cryptocurrencies gain greater acceptance and more players join the market of cryptocurrency mining and mining farm operations.

Strong competition in the market may require us to increase our marketing expenses and sales expenses, if any, or otherwise invest greater resources to gain market shares and expand our mining capacities as needed to adequately compete. Such efforts may negatively impact our profitability. If we are unable to effectively meet our business plans in the competitive landscape, our business, financial conditions and results of operations may be adversely affected.

Trademarks, Copyrights, Patents and Domain Names

We regard our future trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we will rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

Research and Development

Currently in addition to development of the BTBox, our R&D department is also conducting research and feasibility studies of a mining farm distribution platform, which would enable mining operators to trade mining machines, escrow mining machines in custody service and maintenance centers, track electricity billing, monitor and roam the farming via virtual reality (“VR”). As part of our plan to develop and commercialize blockchain-based software and applications, we are also conducting feasibility study of a decentralized, user-friendly cryptocurrency wallet, which would support multi-chain, multi-currency management and exchange to better integrate mining machine transactions and mining revenue. The R&D team currently consists of 18 individuals with applicable professional background and relevant experience.

Employees

We currently have 21 full-time employees in the U.S. and China. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

We have made employee benefit contributions for our employees in China in accordance with relevant Chinese regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the general administration expenses when incurred.

Licenses, Permits and Government Regulations

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., there are overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

As we expect our blockchain and cryptocurrency operations will be in U.S.in the near future, if the U.S. changes its policy or regulations to prevent or limit the development of Bitcoin or cryptocurrencies generally, the price of Bitcoin or cryptocurrencies as well as the future development of our cryptocurrency related business would decrease or fail, and our business operations and financial results could be adversely affected. Therefore, our ability to comply with government policies and regulations, and to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations and our overall results of operations.

Tea and Light Foods Business

Products

As of June 30, 2021, we marketed a wide range of trendy tea drinks, light meals, and pastries targeting China’s new urban generation in Hunan province. Our products are focused on not only their taste but also their aesthetic presentation and health benefits. Our products are currently being offered via our flagship and general stores.

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

Since our expansion into the U.S. in August 2020, we have also begun offering tea and coffee products inspired by the menu of our “Buoyance Manor” stores in China through MENO, customized to fit the New Yorkers’ palate and aesthetic. Since our acquisition of Guokui Management Inc. and the CROP CIRCLE restaurant in New York City, we have also begun offering light Chinese meals and snacks through CROP CIRCLE. CROP CIRCLE’s menu includes items such as dumplings and rice noodle rolls, and features “guokui,” which is a flatbread baked in a clay oven with various choices of flavorful fillings such as shrimp, beef, pork, chicken, preserved vegetables and brown sugar, a popular street snack originating from northern China’s Shanxi province. In October 2020, we invested in two joint ventures, Chuangyeying Brand Management Co., Ltd. (“CYY”) and Changsha Store Master Food Trading Co., Ltd. (“Store Master”). The Company plans to collaborate with the management team of the CYY to promote its brands, Buoyance Manor (“浮力庄园”) and Your Ladyship Tea (“小主的茶”), through tea beverages franchisees owned by CYY. The acquisition will also strengthen and upgrade the Company’s supply chain and lower the costs of its production and transportation by integrating Store Master’s existing logistics network and warehousing capabilities.

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

Below is a summary of flagship and general stores operated by us as of June 30, 2021:

Number of Stores
Flagship stores	2
General stores	1
Total	3

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

Branding and Marketing Strategy

As of June 30, 2021, our products are offered under two brands, Buoyance Manor (“浮力庄园”) and Your Ladyship Tea (“小主的茶”). Since the expansion of our operations into the United States in August 2020, we have also begun offering our products under MENO and CROP CIRCLE as of the date of this report. We plan to offer snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups under a new brand Meet Honey. We have entered into a series of trademark assignment and license agreements with the owners of these trademarks. For details, please refer to the section of Trademarks, Copyrights, Patents and Domain Names.

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

Property, Plant and Equipment

We have leased office space at the location of Room 910, Building 1, Huitong Building, No.168, Hehua Road, Hehuayuan Stree Furong District, Changsha City, Hunan Province, People’s Republic of China, as our corporate headquarters.

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

Corporate Information

Our principal executive office is located at Room 910, Building 1, Huitong Building, No.168, Hehua Road, Hehuayuan Street, Furong District, Changsha City, Hunan Province, People’s Republic of China. Our telephone number at that address is +86 0731-85133570. Our company website is www.h-n-myt.com. Our NASDAQ symbol is BTB, and we make our SEC filings available on the Investor Relations page of our website, www.h-n-myt.com. Information contained on our website is not part of this annual report. Our agent for service in the United States is VStock Transfer, LLC, the current transfer agent of the Company, with a mailing address of 18 Lafayette Place Woodmere, NY 11598.

C. Organizational structure

The chart below presents our corporate structure as of the date of this report.

Bit Brother Limited (BVI)
100%
Bit Brother New York Inc. (New York, U.S.)
100%
NTH Holdings Limited (BVI)
51%
Urban Tea Management Inc. (New York, U.S.)
80%
Guokui Management Inc. (New York, U.S.)
100%
Futureway International Management Limited (HK)
100%
Tea language Group Limited (HK)
100%
Hunan Futureway Investment Limited (PRC)
100%
Mingyuntang (Shanghai) Tea Co. Ltd (PRC)
100%
Qingdao Ether Continent Digital Technology Co., Ltd (PRC)
100% VIE
Hunan Bit Brothers Holdings (PRC)
51% VIE
39Pu Tea Co. Ltd (PRC)
100% VIE
Hunan Ming Yun Tang Brand Management Co., Ltd (PRC)
100%
Hunan Bit Brothers Digital Technology Co., Ltd (PRC)

Contractual Agreements between WFOEs and Hunan MYT, 39Pu and Hunan BTB

On November 19, 2018, Shanghai MYT entered into a series of VIE agreements with Hunan MYT and its shareholder Peng Fang. The VIE agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Hunan MYT, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan MYT. The purpose of the VIE agreements is solely to give Shanghai MYT the exclusive control over Hunan MYT’s management and operations. Hunan MYT commenced operations in December 2018, and was engaged in the specialty tea product distribution and retail business by provision of high-quality tea beverages in its tea shop chain.

On October 2, 2019, Shanghai MYT entered into a series of VIE agreements (“39Pu VIE Agreements”) with 39Pu and three shareholders who collectively owned 51% equity interest in 39Pu. The 39Pu VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of 39Pu, including absolute control rights and the rights to the management, operations, assets, property and revenue of 39Pu. The purpose of the 39Pu VIE Agreements is solely to give Shanghai MYT the exclusive control over 39Pu’s management and operations. In exchange for the controlling interest in 39Pu, the Company is obliged to pay a cash consideration of $2.4 million and a share consideration of 10,000,000 ordinary shares of the Company, no par value (“Ordinary Shares”). In addition, a contingent cash and share consideration was delivered to the three shareholders according to the earn-out payment provision based on the financial performance of 39Pu in its following fiscal year. On October 17 and 28, 2019, the Company paid share consideration of 10,000,000 Ordinary Shares and the cash consideration of $2.4 million, respectively.

On May 13, 2021, Qingdao ECDT entered into a series of VIE agreements with Hunan BTB and its shareholders. The VIE agreements are designed to provide Qingdao ECDT with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of Hunan BTB, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan BTB. The purpose of the Hunan BTB VIE agreements is solely to give Qingdao ECDT the exclusive control over Hunan BTB’s management and operations. We have begun the research and development of our cryptocurrency distribution platform and application solution through Hunan BTB since May 2021.

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described “Item 4. B. Business Overview.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Consolidation

Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the Company’s consolidated VIEs. The Company has signed the VIE Agreements with the VIEs and legal shareholders of the VIEs to allow the transfer of economic benefits from the VIEs to the Company and to direct the activities of the VIEs.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s consolidated VIEs. The Company has not provided any financial support to the consolidated VIEs for the years ended at June 30, 2021 and 2020. As of June 30, 2021 and 2020, the consolidated VIEs accounted for an aggregate of 35% and 42% of our total assets, respectively. As of June 30 and 2021 and 2020, $1.8 million and $0.4 million of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents of the consolidated VIEs taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	June 30, 2021	June 30, 2020
ASSETS
Cash	$1,781,565	$362,384
Short-term investments	2,526,328	2,266,069
Inventories	1,466,996	1,403,582
Loan due from a third party	12,580,671	2,222,191
Other current assets	685,955	292,917
Property and equipment, net	2,002,108	1,315,326
Deposits for plant, property and equipment	1,006,234	849,245
Right of use assets	1,165,172	553,904
Other noncurrent assets	89,482	159,434
Total Assets	$23,304,511	$9,425,052
		-
Due to BTB*	$20,593,791	$7,270,932
Other current liabilities	1,614,750	885,515
Total Liabilities	$22,208,541	$8,156,447

*	Payable due to BTB is eliminated upon consolidation.

	For the Years Ended June 30,
	2021	2020	2019
Revenue	$5,711,681	$865,705	$401,814
Net loss	(435,524)	(1,590,339)	(724,687)

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

A. Operating Results

As of June 30, 2021, we have three operating business lines, including the retail business of providing high-quality tea beverages in our tea shop chain business conducted by Hunan MYT, the dark tea distribution business by 39Pu and planned blockchain business to be conducted by Hunan BTB.

Tea Shop Chain Business

As affected by the outbreak of COVID-19, we closed certain tea shops through the date of this report. Currently the Company has three tea shops based in Hunan Province, China, among which two are flagship stores and one is general stores. In addition, we opened our first oversea tea shop in August 2020 in Manhattan, New York City, through our joint venture. The Company sells tea products, beverages and light meals. The tea drinks we are currently offering are developed on various tea bases, among which is our featured Anhua dark tea base. These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

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

For the years ended June 30, 2021, 2020 and 2019, the Company earned income from the tea shop chain business of $358,515, $448,000 and $401,814, respectively.

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

39Pu recognizes revenues when products are delivered to customers on a gross basis, as the Company is acting as a principal in these transactions. For the years ended June 2021, 2020 and 2019, the Company earned income from the dark tea distribution of $5,353,166, $417,705 and $nil, respectively.

Blockchain Business

Our blockchain technology and cryptocurrency mining business shall be conducted through Hunan BTB, a VIE controlled by us through VIE agreements. Hunan BTB’s operations shall consist of conducting research and development of a digital currency wallet, the integrated operation and management of supercomputer servers, and financial services, targeting both individual and institutional users.

At present, our company has formed close relationships with organizations such as AWS, CoinMarketCap, SoftBank, Bitmain, SOS Limited (NYSE: SOS) so as to build an ecological blockchain industry chain, and a credible, fair, convenient, efficient and transparent blockchain business ecosystem.

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

●	Our ability to attract and engage customers

●	Our ability to increase product offerings

●	Expansion of our online distribution

●	Effective selling prices of our products

●	Efficient store operations

In addition, we planned to launch bitcoin business in the year ended June 30, 2022. These risks and challenges include, among other things,

●	Our ability to execute our planned blockchain and cryptocurrency mining business plan

●	Our ability to develop our cryptocurrency mining capacity

●	Shortages or price changes in mining machines

●	Intense industry competition

Our business requires a significant amount of capital, in large part because we plan to continue to open stores and expand our business through joint venture stores and to additional markets where we currently do not have operations.

Results of Operations

Year Ended June 30, 2021 as Compared to Year Ended June 30, 2020

	For the Years Ended June 30,		Change
	2021	2020	Amount	%
Revenue	$5,711,681	$865,705	$4,845,976	560%
Cost of revenues	(3,751,389)	(508,462)	(3,242,927)	638%
Gross profit	1,960,292	357,243	1,603,049	449%

Operating expenses
General and administrative expenses	(10,399,101)	(2,813,636)	(7,585,465)	270%
Total operating expenses	(10,399,101)	(2,813,636)	(7,585,465)	270%

Other income, net
Interest income	386,066	35,737	350,329	980%
Change in fair value of warrants	275,055	282,232	(7,177)	-3%
Equity investment loss	(160,911)	(22,245)	(138,666)	623%
Other income	41,027	38,242	2,785	7%
Total other income, net	541,237	333,966	207,271	62%

Net loss from continuing operations before income taxes	(7,897,572)	(2,122,427)	(5,775,145)	272%
Income tax expenses	(145,541)	-	(145,541)	-100%

Net income (loss)	$(8,043,113)	$(2,122,427)	$(5,920,686)	279%

Revenues

For the year ended June 30, 2021, we generate revenue from the following two sources, including (1) sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and (2) sales of dark tea products by 39Pu. Total revenue increased by $4,845,976 or 560%, from $865,705 for the year ended June 30, 2020 to $5,711,681 for the year ended June 30, 2021.

(1)	Revenue from sales of tea products, beverages and light meals in retail shop chains

The Company commenced its business of specialty tea product distribution and retail in November 2018. The Company sold tea beverage drinks, light meals and other tea products in the retail stores. Customers places orders in the store and revenue is recognized when drinks and meals are delivered to the customers. For the years ended June 30, 2021 and 2020, the Company generated revenues of $358,515 and $448,000, respectively, from its three and eight retail stores, representing a decrease of $89,485 or 20%. As affected by the outbreak of COVID-19, the Company permanently closed certain general tea shops from April 2020 through June 30, 2021, leading to a decrease in revenues from the tea shops.

(2)	Revenue from sales of dark tea products

The Company commenced its business of distributing dark tea in October 2019, when the Company entered into VIE agreements with 39Pu and 39Pu’s shareholders. The Company recognizes revenues when dark teas are delivered to customers, on a gross basis as the Company is acting as a principal in these transactions.

During the year ended June 30, 2021 and 2020, the Company recognized revenues of $5,353,166 and $417,705 from sales of dark tea products. The increase was caused by the Company’s efforts in sales of dark tea product to both online and offline customers.

Cost of revenues

The cost of revenues is comprised of material costs of tea beverage drinks, light meals, dark tea products and other products. For the year ended June 30, 2021, the Company incurred cost of $3,751,389, consisting of cost of tea beverage drinks and light meals of $180,214 and cost of dark tea products of $3,571,175. For the year ended June 30, 2020, the Company incurred cost of $508,462, consisting of cost of tea beverage drinks and light meals of $347,694 and cost of dark tea products of $160,768.

General and administrative expenses

General and administrative expenses increased from $2,813,636 for the year ended June 30, 2020, to $10,399,101 for the year ended June 30, 2021, representing an increase of $7,585,465, or 270%. General and administrative expenses was mainly comprised of employee salary and welfare expenses, retail store and office rental expenses, share-based compensation expenses, professional consulting service fees and travel expenses. The increase of general and administrative expenses was mainly attributable to the increase of marketing expenses to promote out sales of dark tea products, and increase of consulting expenses to certain consultants who assisted the Company in assessment and identification of blockchain business.

Change in fair value of warrants

Gain on change in fair value of warrants was $275,055 for the year ended June 30, 2021, as compared with $282,232 for the year ended June 30, 2020. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with registered direct offering closed on May 24, 2019, and the private placement closed on November 21, 2017.

Income tax expenses

For the year ended June 30, 2021, the Company incurred current income tax expenses of $145,541, because 39Pu generated taxable income during the period. For the year ended June 30, 2020, the Company did not incur income tax expenses.

Net loss

As a result of the foregoing, net loss for the year ended June 30, 2021 was $8,043,113, representing a change of $5,920,686 from net loss of $2,122,427 for the year ended June 30, 2020.

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

During the years ended June 30, 2021 and 2020, the Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and from sales of dark tea products by 39Pu.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2021. As of June 30, 2021, income tax returns for the tax years ended December 31, 2016 to 2020 remain open for statutory examination by PRC tax authorities.

B. Liquidity and Capital Resources

We have financed our operations primarily through shareholder contributions, cash flow from operations, private placements, and public offerings of securities. As of June 30, 2021 and 2020, we had cash of $21,158,368 and $5,311,693, respectively. In addition, as of June 30, 2021 and 2020, we had short-term investments of $2,526,328 and $2,266,069 with maturities within twelve months.

During the year ended June 30, 2021, the Company raised gross proceeds aggregating $37.02 million from registered direct offerings and raised gross proceeds of $14.13 million from a private placement.

On July 16, 2021, the Company and certain institutional investors entered into certain securities purchase agreement, pursuant to which the Company agreed to sell to such Purchasers an aggregate of 15,000,000 ordinary shares, no par value, at a price of $1.50 per share in a registered direct offering, for gross proceeds of approximately $22.5 million (the “July Offering”). The offering closed on July 20, 2021.

Statement of Cash Flows

	For the Years Ended June 30,
	2021	2020	2019
Net cash used in operating activities	$(3,406,464)	$(1,897,534)	$(1,057,109)
Net cash used in investing activities	(26,861,921)	(2,000,967)	(4,437,844)
Net cash provided by financing activities	48,345,364	4,540,350	9,493,641
Effect of exchange rate changes on cash	(2,230,304)	1,099	(291,223)
Increase in cash	$15,846,675	$642,948	$3,707,465

Net cash used in operating activities

For the year ended June 30, 2021, net cash used in operating activities was $3,406,464. This was mainly attributable to our net loss of $8,043,113, adjusted by share based compensation expenses of $4,632,707 as we engaged certain consultants in assisting us to assess and identify opportunities in planned blockchain business.

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

Net cash used in investing activities

For the fiscal year ended June 30, 2021, net cash used in investing activities was $26,861,921. This was primarily attributable to loans of $16,652,671 made to certain third parties with whom the Company planned to conduct blockchain business, purchase of property and equipment aggregating $758,024, payment of deposits in mining equipment of $8,730,822 and investments in certain joint ventures of $1,501,798.

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

Net cash provided by financing activities

For the year ended June 30, 2021, net cash provided by financing activities was $48,345,364, among which $ 34,067,715 was raised in certain registered direct offerings, $14,126,655 was raised in one private placement, and $150,994 was injected by one of our shareholders.

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

Not applicable.

D. Trend information

Other than as disclosed elsewhere in this annual report, the Company is not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2021 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular disclosure of contractual obligations

Contractual obligations

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2021:

Twelve months ended June 30,	Lease payment
2022	$310,616
2023	165,750
2024	156,186
2025	151,736
2026 and thereafter	585,266
Total lease payments	1,369,554
Less: imputed interest	(279,445)
Present value of lease liabilities	$1,090,109

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Xianlong Wu	43	Chief Executive Officer and Chairman of the Board
Diyu Jiang	33	Chief Financial Officer and Director (1)(2)(3)
Shu Liu	34	Chief Operating Officer
Jing Yi	33	Independent Director (1)(2)(3)
Yunfei Song	33	Independent Director
Anatoly Danilitskiy	69	Independent Director (1)(2)(3)

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of governance and nominating committee.

Below is a summary of the business experience of each of our executive officers and directors:

Xianlong Wu has been serving as Chief Executive Officer and Chairman of the board of directors of the Company (the “Board”) since March 22, 2021. Mr. Wu is a big data analyst and blockchain management expert. From 2017 to March 2021, Mr. Wu served as the vice president of operations of Shenzhen Jiazhilian Cross-border E-commerce Co., Ltd. where he was in charge of providing one-stop blockchain services, including blockchain architecture service and daily maintenance, to small and mid-size companies in China. Prior to that, he worked as a general manager of Beijing Kongganglong Information Technology Co., Ltd focusing on data analysis of travelers’ behaviors and optimization of clients’ business models from 2004 to 2017. Mr. Wu holds Master’s degree in aircraft engine design from Beijing University of Aeronautics and Astronautics and Bachelor’s degree in aircraft design and manufacture from Shenyang Institute of Aviation Industry.

Diyu Jiang has been serving as Chief Financial Officer of the Company since May 11, 2021, the Company’s director since April 26, 2021 and as the General Manager of Changsha Hengchuan Financial Consulting Limited since January 2020. From January 2015 to December 2019, Ms. Jiang served as an auditor at Changsha Zhichao United CPA Firm. She also served as a Treasurer at Hunan Sports Industry Group from September 2012 to December 2014. Ms. Jiang holds a bachelor’s degree in accounting from Xiangtan University and is a certified public accountant in the People’s Republic of China.

Shu Liu has been serving as Chief Operating Officer of the Company since May 4, 2021. Mr. Liu has served as the Community Manager of Haven Protocol, a blockchain project, since March 2018. From January 2018 to February 2019, he served as the Marketing Manager of Blockchain Global. Since April 2016, Mr. Liu has participated in the mining of Bitcoin and several other types of cryptocurrencies and has accumulated industry experience and resources. Mr. Liu holds a bachelor’s degree in automation from Huazhong University of Technology, a master’s degree in electrical engineering from University of Wollongong, and a master’s degree in engineering management from University of Melbourne.

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

Yunfei Song has been serving as a director of the Company since February 17, 2021. Mr. Song is a director of the Enterprise Cloud Computing School of Chinese Academy of Sciences (Institute of Automation in Dongguan). He is also a director of Research Office of Guoliang Chen Academician in Zhejiang Province, China. Prior to that, Mr. Song worked at China Academy of Management Science and Qingdao Academy of Intelligent Industries. Mr. Song holds Master and Ph.D degrees in Computer Intelligent Control from Macau University of Science and Technology. He is an expert in the field of artificial intelligence, cloud computing, big data, blockchain and Internet of things.

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

B. Compensation

For the fiscal year ended June 30, 2021, we paid an aggregate of approximately US$0.2 million   in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.” For incentive share grants to our officers and directors, see “—Share Incentive Plan.” For incentive share grants to our officers and directors, see “—Share Incentive Plan.” For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

Share Incentive Plan

Grants of Plan Based Awards

During the fiscal year ended June 30, 2021, none of our executive officers and directors were awarded any shares pursuant to the 2018 Equity Incentive Plan. Advisors of the Company were awarded an aggregate of 593,000 ordinary shares pursuant to the 2018 Equity Incentive Plan. The 2018 Equity Incentive Plan is discussed below.

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

Employment Agreements

We and our subsidiaries have entered into one or more employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period subject to renewals upon mutual consent unless written notice is given by us or the executive officer within a specified time prior to the end of the then-current term.

Confidentiality

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information, trade secrets, know-how or confidential business information. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

Non-Competition and Non-Solicitation

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for at least one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit, divert or take away any of our customers or business existing at the time of the termination of employment or (ii) directly or indirectly compete with our existing, planned or proposed business. In addition, executive officers shave agreed for a period of two years following the termination of their employment with us to not solicit or discuss the employment or retention of our employees or consultants while such employees or consultants are in our employ and for a six-month period thereafter.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of our company.

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

Audit Committee. Our audit committee consists of Diyu Jiang, Jing Yi and Anatoly Danilitskiy. Jing Yi is the Chairwoman of the Audit Committee, and our Board of Directors believes that Ms. Yi qualifies as an “audit committee financial expert,” as such term is defined in the rules of the Securities and Exchange Commission. Messrs. Yi and Danilitskiy do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules.

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

Compensation Committee. Our compensation committee consists of Diyu Jiang, Jing Yi and Anatoly Danilitskiy. Mr. Danilitskiy serves as Chairman of the Compensation Committee. Messrs. Yi and Danilitskiy do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules.

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

Governance and Nominating Committee. Our governance and nominating committee consists of Diyu Jiang, Jing Yi and Anatoly Danilitskiy. Ms. Jiang serves as Chairwoman of the Governance and Nominating Committee. Messrs. Yi and Danilitskiy do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules.

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

Director Independence

Three of our five directors, Messrs. Jing Yi, Yunfei Song, and Anatoly Danilitskiy qualify as independent directors pursuant to the rules of the Nasdaq Marketplace.

D. Employees

Blockchain and Cryptocurrency Mining Business

As of June 30, 2021, we have a total of 21 full-time employees in the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

Tea and Light Meals Business

As of June 30, 2021, we have a total of 44 full-time employees in the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 29, 2021:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of October 29, 2021, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

Approximate
Percentage of
	Amount of	Outstanding
	Beneficial	Ordinary
Name and Address of Beneficial Owner(1)	Ownership	Shares(2)
Directors and Executive Officers:
Xianlong Wu, CEO and Chairman	-	-
Diyu Jiang, CFO and Director	-	-
Shu Liu, COO	-	-
Jing Yi, Director	-	-
Yunfei Song, Director	-	-
Anatoly Danilitskiy, Director	5,000	*
All directors and executive officers as a group (six individuals)	5,000	*

Five Percent Holders:

*	- Less than 1%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Bit Brother Limited, Room 910, Building 1, Huitong Building, No.168, Hehua Road, Hehuayuan Street, Furong District, Changsha City, Hunan Province, People’s Republic of China.
(2)	The percentage of shares beneficially owned is based on 49,536,630 ordinary shares outstanding as of October 29, 2021.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

As of June 30, 2021, the Company had no balances due from or due to related parties.

As of June 30, 2020, the Company had balance of $1,127 due from two related parties which were indirectly controlled Mr. Guo’an Hu, one of the shareholders of 39Pu. The balance was generated from sales of dark tea products. As of June 30, 2019, the Company had no balances due from or due to related parties.

During the year ended June 30, 2020, the Company sold dark tea products of $33,497 to two related parties. During the years ended June 30, 2021 and 2019, the Company did not incur significant related party transactions.

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

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are currently trading under the ticker symbol “BTB.” The shares began trading on June 1, 2015 on the NASDAQ Capital Market.

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

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of redeemable warrants, or the lapse of redeemable warrants held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of redeemable warrants by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of Redeemable Warrants” above.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of June 30, 2021, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of June 30, 2021 due to the following material weaknesses:

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

	For the Year Ended June 30,
	2021	2020
Audit fees(1)	$111,000	$109,000
Audit related fees(2)	10,000	8,000
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$121,000	$117,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).
(3)	“Tax fees” represents the aggregated fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All other fees” represent the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Results of Operations and Financial Condition

Following are the audited financial results for the years ended June 30, 2021, 2020 and 2019 of Bit Brother Limited.

BIT BROTHER LIMITED

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Stockholders of Bit Brother Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bit Brother Ltd  (the “Company”) as of June 30, 2021  and 2020 , and the related consolidated statements of operations and comprehensive losses, stockholders’ deficit and cash flows for each of the three years in the period ended June 30, 2021 , and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020 , and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021  in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co. (as successor to Centurion ZD CPA Ltd.)
Certified Public Accountants
Hong Kong, November 12, 2021

We have served as the Company’s auditor since 2015.

BIT BROTHER LTD (/fka URBAN TEA, INC.)

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	June 30, 2021	June 30, 2020
ASSETS
Cash	$21,158,368	$5,311,693
Short-term investments	2,526,328	2,266,069
Trade receivables	407,523	183,566
Inventories	1,466,996	1,403,582
Loan due from a third party	17,294,698	2,222,191
Due from related parties	-	1,127
Other current assets	278,432	108,224
Total current assets	43,132,345	11,496,452

Investments in equity investees	1,557,013	187,755
Goodwill	9,573,081	8,073,011
Property and equipment, net	2,002,108	1,315,326
Deposits for plant, property and equipment	9,635,239	849,245
Intangible assets	68,655	66,442
Right of use assets	1,165,172	553,904
Other noncurrent assets	20,827	92,992
Total Assets	$67,154,440	$22,635,127

LIABILITIES AND EQUITY
Trade payable	$119,071	$64,300
Unearned income	228,863	127,279
Other current liabilities	28,947	68,579
Income tax payable	147,759	-
Lease liabilities, current	263,023	315,259
Warrants liabilities	65,581	1,150,416
Total current liabilities	853,244	1,725,833

Lease liabilities, noncurrent	827,086	310,098
Total Liabilities	1,680,330	2,035,931

Shareholders’ Equity
Ordinary shares, $0.0001 par value share, 150,000,000 shares authorized, 20,384,630 and 4,518,865 shares issued and outstanding at June 30, 2021 and 2020, respectively*	$2,039	$4,519
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	80,917,821	25,568,478
Accumulated deficit	(18,413,627)	(10,280,741)
Accumulated other comprehensive income (loss)	(2,781,485)	(352,649)
Total Bit Brother Ltd. (fka Urban Tea, Inc.) Shareholders’ Equity	59,724,748	14,939,607

Non-controlling interests	5,749,362	5,659,589

Total Liabilities and Equity	$67,154,440	$22,635,127

*	Retrospectively restated for effect of reverse stock split.

See notes to the consolidated financial statements

BIT BROTHER LTD (/fka URBAN TEA, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars, except share and per share data)

	For the Years Ended June 30,
	2021	2020	2019
Revenue	$5,711,681	$865,705	$401,814
Cost of revenues	(3,751,389)	(508,462)	(236,661)
Gross profit	1,960,292	357,243	165,153

Operating expenses
General and administrative expenses	(10,399,101)	(2,813,636)	(2,202,161)
Total operating expenses	(10,399,101)	(2,813,636)	(2,202,161)

Other income, net
Interest expenses	386,066	35,737	3,977
Change in fair value of warrants	275,055	282,232	1,088,443
Equity investment loss	(160,911)	(22,245)	-
Other income	41,027	38,242	11,725
Total other income, net	541,237	333,966	1,104,145

Net loss from continuing operations before income taxes	(7,897,572)	(2,122,427)	(932,863)

Income tax expenses	(145,541)	-	-
Net loss from continuing operations	(8,043,113)	(2,122,427)	(932,863)

Net income (loss) from discontinued operations
Loss from discontinued operations	-	-	(9,357,421)
Gain on disposal of discontinued operations	-	-	37,845,726
Net income (loss) from discontinued operations	-	-	28,488,305

Net income (loss)	(8,043,113)	(2,122,427)	27,555,442

Less: Net loss attributable to non-controlling interests	(89,773)	15,827	-

Net (loss) income attributable to Bit Brother Ltd. (fka Urban Tea, Inc.) Shareholders	(8,132,886)	(2,106,600)	27,555,442

Other comprehensive (loss) income
Foreign currency translation adjustment	(2,428,836)	(50,427)	502,076
Reclassified to net loss from discontinued operations	-	-	(804,298)
	(2,428,836)	(50,427)	(302,222)

Comprehensive income (loss)	(10,561,722)	(2,157,027)	27,253,220
Less: Total comprehensive loss attributable to non-controlling interests	(89,773)	15,827	-
Comprehensive (loss) income attributable to Bit Brother Ltd. (fka Urban Tea, Inc.) Shareholders	$(10,651,495)	$(2,141,200)	$27,253,220

(Loss) income per share- basic and diluted	$(0.8)	$(0.6)	$15.3
Net loss per share from continuing operations – basic and diluted	$(0.8)	$(0.6)	$(0.5)
Net income (loss) per share from discontinued operations – basic and diluted	$-	$-	$15.8

Weighted Average Shares Outstanding-Basic and Diluted*	10,151,051	3,322,733	1,805,515

*	Retrospectively restated for effect of reverse stock split.

See notes to the consolidated financial statements

BIT BROTHER LTD (/fka URBAN TEA, INC.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’S EQUITY (DEFICIT)

(Expressed in U.S. dollars, except share data)

	Share capital		Additional		Accumulated other	Non-
	Ordinary		paid-in	Accumulated	comprehensive	controlling
	Share*	Amount	capital	deficit	(loss) income	interests	Total
Balance as of July 1, 2018	1,266,031	$127	$57,189,049	$(83,279,164)	$3,282,702	$-	$(22,807,286)
Issuance of ordinary shares for professional services	15,000	1	122,999	-	-	-	123,000
Issuances of ordinary shares in connection with certain private placements	1,052,500	105	5,499,895	-	-	-	5,500,000
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	284,500	29	2,365,606	-	-	-	2,365,635
Disposition of Elite and its subsidiary	-	-	(47,549,581)	47,549,581	(4,087,000)	-	(4,087,000)
Net income for the year	-	-	-	27,555,442	-	-	27,555,442
Foreign currency translation adjustment	-	-	-	-	502,076	-	502,076
Balance as at June 30, 2019	2,618,032	$262	$17,627,968	$(8,174,141)	$(302,222)	-	$9,151,867

Balance as at July 1, 2019	2,618,032	$262	$17,627,968	$(8,174,141)	$(302,222)	-	$9,151,867
Issuances of ordinary shares in connection with acquisition of a subsidiary (Note 6)	1,000,000	100	3,399,900	-	-	5,675,416	9,075,416
Issuance of ordinary shares for professional services	833	-	4,417	-	-	-	4,417
Issuances of ordinary shares in connection with a private placement	900,000	90	4,540,260	-	-	-	4,540,350
Net loss for the year	-	-	-	(2,106,600)	-	(15,827)	(2,122,427)
Foreign currency translation adjustment	-	-	-	-	(50,427)	-	(50,427)
Balance as at June 30, 2020	4,518,865	$452	$25,572,545	$(10,280,741)	$(352,649)	$5,659,589	$20,599,196

Balance as at July 1, 2020	45,188,648	$452	$25,572,545	$(10,280,741)	$(352,649)	$5,659,589	$20,599,196
Issuance of ordinary shares for professional services	863,335	86	4,632,621	-	-	-	4,632,707
Issuances of ordinary shares in connection with certain private placements	3,797,488	380	14,126,275	-	-	-	14,126,655
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	10,325,000	1,033	34,066,682	-	-	-	34,067,715
Issuance of ordinary shares in connection with exercise of warrant	179,942	18	809,768	-	-	-	809,786
Issuance of ordinary shares in connection with earn-out payment	700,000	70	1,709,930	-	-	-	1,710,000
Net income for the year	-	-	-	(8,132,886)	-	89,773	(8,043,113)
Foreign currency translation adjustment	-	-	-	-	(2,428,836)	-	(2,428,836)
Balance as at June 30, 2021	20,384,630	2,039	80,917,821	(18,413,627)	(2,781,485)	5,749,362	65,474,110

*	Retrospectively restated for effect of reverse stock split.

See notes to the consolidated financial statements

BIT BROTHER LTD (/fka URBAN TEA, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2021	2020	2019
Cash Flows from Operating Activities:
Net (loss) income	$(8,043,113)	$(2,122,427)	$27,555,442
Less: net income (loss) from discontinued operations	-	-	28,488,305
Net loss from continuing operations	(8,043,113)	(2,122,427)	(932,863)
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrants	(275,055)	(282,232)	(1,088,443)
Issuance cost in connection with registered direct offerings	-	-	455,531
Share based compensation expenses	4,632,707	4,417	123,000
Reversal of provision for doubtful allowance	-	(1,422)	-
Depreciation of property and equipment	171,011	148,436	25,012
Loss from disposal of property and equipment	8,785	10,517	-
Amortization of intangible assets	37,713	13,966	4,297
Amortization of right of use assets	284,483	152,753	-
Equity investment loss	160,912	22,245	-
Changes in assets and liabilities:
Trade receivables	(201,594)	(47,597)	(129,666)
Inventories	66,694	76,506	(74,139)
Prepayments	-	57,380	(59,137)
Due from related parties	1,495	-	-
Other current assets	(129,586)	164,510	(240,722)
Other noncurrent assets	78,892	106,667	(13,632)
Trade payable	66,389	(38,218)	91,783
Unearned income	68,545	13,313	-
Income tax payable	144,095	-	-
Other current liabilities	(42,275)	(110,957)	130,809
Lease liabilities	(436,562)	(65,391)	-
Net cash used in operating activities from continuing operations	(3,406,464)	(1,897,534)	(1,708,170)
Net cash provided by (used in) operating activities from discontinued operations	-	-	651,061
Net cash used in operating activities	(3,406,464)	(1,897,534)	(1,057,109)

Cash Flows from Investing Activities:
Investment in asset acquisition	-	-	(586,313)
Purchases of property and equipment	(758,024)	(288,799)	(959,994)
Payment of deposits in property and equipment	(8,730,822)	(203,621)	-
Proceeds from disposal of property and equipment	(4,859)	126,865	-
Purchases of intangible assets	-	-	(78,621)
Collection of short-term investments	(10,992,462)	944,363	-
Investment in short-term investments	10,946,177	-	(4,104,188)
Loans to third parties	(16,652,671)	-	-
Collection of loans from a third party	832,538	-	-
Proceeds from disposal of Elite and its subsidiaries	-	-	1,750,000
Cash in connection with discontinued operations	-	-	45,122
Investments in joint ventures	(1,501,798)	(210,000)	-
Acquisition of a subsidiary, net of cash acquired	-	(2,369,775)	-
Net cash used in investing activities from continuing operations	(26,861,921)	(2,000,967)	(3,933,994)
Net cash used in investing activities from discontinued operations	-	-	(503,850)
Net cash used in investing activities	(26,861,921)	(2,000,967)	(4,437,844)

Cash Flows from Financing Activities:
Cash raised in private placement of ordinary shares	14,126,655	-	5,500,000
Cash raised in registered direct offering, net of transaction costs	34,067,715	4,540,350	4,118,233
Capital injection from shareholders	150,994
Net cash provided by financing activities from continuing operations	48,345,364	4,540,350	9,618,233
Net cash used in financing activities from discontinued operations	-	-	(124,592)
Net cash provided by financing activities	48,345,364	4,540,350	9,493,641

Effect of exchange rate changes on cash and cash equivalents	(2,230,304)	1,099	(291,223)

Increase in cash and cash equivalents	15,846,675	642,948	3,707,465

Cash and cash equivalents at beginning of year	5,311,693	4,668,745	961,280
Cash and cash equivalents at end of year	$21,158,368	$5,311,693	$4,668,745

Supplemental disclosures of cash flow information:
Interest paid	$-	$-	$-
Tax paid	$-	$-	$-

Major non-cash transactions:
Issuance of ordinary shares for professional services	$4,632,707	$4,417	$123,000
Issuance of ordinary shares for acquisition of a subsidiary	$-	$3,400,000	$-
Issuance of ordinary shares for earn-out payment	$1,710,000	$-	$-

See notes to the consolidated financial statements

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Brother Ltd. (formerly known as Urban Tea, Inc. or Delta Technology Holdings Limited) (“BTB” or the “the Company”) is a holding company that was incorporated on November 28, 2011, under the laws of the British Virgin Islands.

On February 8, 2019, the Company received the stamped Certificate of Change of Name from the British Virgin Islands Registrar of Corporate Affairs dated February 4, 2019 pursuant to which the Company’s name has been changed to “Urban Tea, Inc.” (the “first Name Change”). In addition to the first Name Change, the Company effectuated a change of its ticker symbol from “DELT” to “MYT,” (the “Symbol Change”) on February 14, 2019. As a result of the first Name Change and the Symbol Change, the Company’s CUSIP number changed to G9396G100.

On May 20, 2021, the Company received the stamped Certificate of Change of Name from the British Virgin Islands Registrar of Corporate Affairs dated May 20, 2021 pursuant to which the Company’s name has been changed from “Urban Tea, Inc.” to “Bit Brother Limited.” (the “second Name Change”). In addition to the second Name Change, the Company effectuated a change of its ticker symbol from “MYT” to “BTB,” (the “Symbol Change”) on June 16, 2021. As a result of the second Name Change and the Symbol Change, the Company’s CUSIP number changed to G1144D109.

On August 26, 2020, the Company’s board of directors approved a 1 for 10 reverse split of its ordinary shares.

On May 22, 2018, Delta Technology Holdings Limited establish a U.S. subsidiary named as Delta Technology Holdings USA Inc. Delta Technology Holdings USA Inc issued 20 shares without par value to Delta Technology Holdings Limited. In May 2021, the Delta Technology Holdings USA Inc changed its company name into Bit Brother New York Inc (“BTB NY”).

On August 28, 2018, the Company formed NTH Holdings Limited (“NTH BVI”), a wholly owned subsidiary, in British Virgin Island (“BVI”). NTH BVI is authorized to issue a maximum of 50,000 shares of one class, at par value of $1.00 per share.

On September 11, 2018, NTH BVI formed a wholly owned subsidiary, Tea Language Group Limited (“NTH HK”) in Hong Kong. On October 19, 2018, the Company, through NTH HK, established Mingyuntang (Shanghai) Tea Co. Ltd. (“Shanghai MYT”). On March 22, 2021, the Company, through NTH HK, established Qingdao Ethermainland Digital Technology Co., Ltd. (“BTB Qingdao”).

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

On October 2, 2019, Shanghai MYT entered into a series of variable interest entity agreements (“39Pu VIE Agreements”) with 39Pu and three shareholders who collectively owned 51% equity interest in 39Pu. The 39Pu VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of 39Pu, including absolute control rights and the rights to the management, operations, assets, property and revenue of 39Pu. The purpose of the 39Pu VIE Agreements is solely to give Shanghai MYT the exclusive control over 39Pu’s management and operations. In exchange for the controlling interest in 39Pu, the Company is obliged to pay a cash consideration of $2.4 million and a share consideration of 1,000,000 ordinary shares of the Company, no par value (“Ordinary Shares”). In addition, a contingent cash consideration of $0.6 million and share consideration of 400,000 Ordinary Shares will be delivered to the three shareholders according to the earn-out payment based on the financial performance of 39Pu in its next fiscal year. On October 17 and 28, 2019, the Company paid share consideration of 10,000,000 Ordinary Shares and the cash consideration of $2.4 million, respectively. On January 12, 2021, 39Pu met its financial performance and the Company paid cashless consideration of 700,000 Ordinary Shares.

On April 21, 2021, Bit Brother NY acquired a wholly owned subsidiary, Futureway International Management Limited (“BTB HK”) in Hong Kong. On May 25, 2021, Bit Brother HK formed Hunan Futureway Investment Limitded (“BTB WFOE”), a wholly owned subsidiary in China.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

On May 13, 2021, BTB Qingdao entered into a series of variable interest entity agreements (“BTB VIE Agreements”) with Hunan Bit Brother Holding Limited (“BTB Hunan”) and Hunan Bit Brothers Digital Technology Co., Ltd (“BTB Hunan Digital”) and all of their shareholders. The BTB VIE Agreements are designed to provide BTB Qingdao with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of both BTB Hunan and BTB Hunan Digital, including absolute control rights and the rights to the management, operations, assets, property and revenue of both BTB Hunan and BTB Hunan Digital. The purpose of the both BTB Hunan and BTB Hunan Digital VIE Agreements is solely to give BTB Qingdao the exclusive control over both BTB Hunan and BTB Hunan Digital’s management and operations.

Both BTB Hunan and BTB Hunan Digital shall conduct the Company’s planned business including but not limited to global cryptocurrency mine distribution, HashRate leasing, global cryptocurrency cross-regional payment and settlement system, cryptocurrency mining pool building and running, cryptocurrency deposit and loan, non-homogeneous tokens, and cryptocurrency exchange services. Both BTB Hunan and BTB Hunan Digital shall begin applying for the required licenses and certifications in different countries and regions.

The accompanying consolidated financial statements reflect the activities of Hunan Mingyuntang, 39Pu and each of the following holding entities:

Name	Background		Ownership
Delta Technology Holdings USA Inc. (“Urban Tea USA”)	● ● ●	A US company Incorporated on May 22, 2018 A holding company	100% owned by the Company
NTH BVI	● ● ●	A BVI company Incorporated on August 28, 2018 A holding company	100% owned by the Company
BTB HK	● ● ●	A Hong Kong company Incorporated on July 10, 2020 A holding company	100% owned by BTB NY
NTH HK	● ● ●	A Hong Kong company Incorporated on September 11, 2018 A holding company	100% owned by NTH BVI
BTB WFOE	● ● ● ●	A PRC company and deemed a wholly foreign owned enterprise (“WOFE”) Incorporated on May 25, 2021 Registered capital of $800 million A holding company	WOFE, 100% owned by BTB HK
Shanghai MYT	● ● ● ●	A PRC company and deemed a wholly foreign owned enterprise (“WOFE”) Incorporated on October 19 Registered capital of $1 million A holding company	WOFE, 100% owned by NTH HK
Qingdao BTB	● ● ● ●	A PRC company and deemed a wholly foreign owned enterprise (“WOFE”) Incorporated on March 22, 2021 Registered capital of $800 million A holding company	WOFE, 100% owned by NTH HK
BTB Hunan	● ● ● ●	A PRC limited liability company Incorporated on May 13, 2021 Registered capital of $7,749,761 (RMB 50 million) Engaged in specialty blockchain business	100% VIE of BTB WFOE
BTB Digital Hunan	● ● ● ●	A PRC limited liability company Incorporated on May 20, 2021 Registered capital of $7,768,450 (RMB 50 million) Engaged in specialty blockchain business	100% VIE of BTB WFOE

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Hunan MYT	● ● ● ●	A PRC limited liability company
Incorporated on October 17, 2018
Registered capital of $4,330,590 (RMB 30 million)
		Engaged in specialty tea product distribution and retail business by provision of high-quality tea beverages in its tea shop chain	100% VIE of Shanghai MYT
39Pu	● ● ● ●	A PRC limited liability company Incorporated on April 14, 2011 Registered capital of $3,522,424 (RMB 20.9 million) with registered capital fully paid-up Engaged in dark tea distribution	51% VIE of Shanghai MYT

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

Material terms of the BTB VIE Agreements among BTB Qingdao, BTB Hunan, BTB Hunan Digital and their shareholders are identical to those of Hunan MYT VIE Agreements.

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

The following financial statement balances and amounts only reflect the financial position and financial performances of the Company’s four VIEs, which were included in the consolidated financial statements as of and for the years ended June 30, 2021 and 2020:

	June 30, 2021	June 30, 2020
ASSETS
Cash	$1,781,565	$362,384
Short-term investments	2,526,328	2,266,069
Inventories	1,466,996	1,403,582
Loan due from a third party	12,580,671	2,222,191
Other current assets	685,955	292,917
Property and equipment, net	2,002,108	1,315,326
Deposits for plant, property and equipment	1,006,234	849,245
Right of use assets	1,165,172	553,904
Other noncurrent assets	89,482	159,434
Total Assets	$23,304,511	$9,425,052

Due to BTB*	$20,593,791	$7,270,932
Other current liabilities	1,614,750	885,515
Total Liabilities	$22,208,541	$8,156,447

*	Payable due to BTB is eliminated upon consolidation.

	For the Years Ended June 30,
	2021	2020	2019
Revenue	$5,711,681	$865,705	$401,814
Net loss	(435,524)	(1,590,339)	(724,687)

(c)	Use of estimates

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Segment reporting (continued)

For the year ended June 30, 2021, the Company has three operating business lines, including retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT, dark tea distribution business by 39Pu and planned blockchain business to be conducted by Hunan BTB. Based on management’s assessment, the Company has determined that the three operating business lines are three operating segments as defined by ASC 280.

For the year ended June 30, 2020, the Company has two operating business lines, including retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT, dark tea distribution business by 39Pu. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

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

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. As of June 30, 2021 and 2020, the carrying value of financial items of the Company including cash and cash equivalents, trade receivables, loan due from third parties, due from a related party, other receivables, trade payables and other payables approximate their fair values due to their short-term nature and are classified within Level 1 of the fair value hierarchy.

Short-term investments are held to their maturities and are carried at cost, which approximates fair value.

The inputs used to measure the estimated fair value of warrants are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 14.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Fair value measurement (continued)

As of June 30, 2021, the Company’s warrant liabilities were comprised of private placement warrants relating to a private placement closed on November 21, 2017 (“private placement warrants”), and the warrants issued to the agent for the registered direct offering on May 24, 2019 (“placement agent warrants”) (Note 14), at the fair value of $27,339, and $38,237, respectively. As of June 30, 2020, the fair value of private placement warrants, registered direct offering warrants and placement agent warrants were $142,092, $895,663, and $112,662, respectively.

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

The Company considered the amounts of receivables in dispute and believes an allowance for these receivables were not necessary as at June 30, 2021 and 2020.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Property and equipment (continued)

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

The Company determined the sum of the undiscounted cash flows expected to result from the use of the asset by projecting future revenue and operating expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions. The Company’s evaluation resulted in no long-lived asset impairment charges during the years ended June 30, 2021, 2020 and 2019.

(n)	Investments in equity investees

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Revenue recognition (continued)

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

Disaggregation of revenue

The Company disaggregates its revenue from contracts by segments, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2021, 2020 and 2019 is as follows:

	For the Years Ended June 30,
	2021	2020	2019
Sales of tea products, beverages and light meals in retail shop chains	$358,515	$448,000	$401,814
Sales of dark tea products	5,353,166	417,705	-
	$5,711,681	$865,705	$401,814

(p)	Income taxes

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Income taxes (continued)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2021. As of June 30, 2021, income tax returns for the tax years ended December 31, 2016 through December 31, 2020 remain open for statutory examination by PRC tax authorities.

(q)	Income (loss) per share

Basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is the same as basic income (loss) per share due to the lack of dilutive items in the Company for the years ended June 30, 2021, 2020 and 2019, respectively. The number of warrants is omitted excluded from the computation as the anti-dilutive effect.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Leases (continued)

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of June 30, 2021.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Goodwill

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

For the years ended June 30, 2021, 2020 and 2019, the Company did not provide impairment charge against goodwill.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2021, approximately $19.4 million was deposited with a bank in the United States which was insured by the government up to $250,000. As of June 30, 2021, approximately $1.8 million was primarily deposited in financial institutions located in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $77,400). To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

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

Substantially all of the Company’s operating activities and the Company’s major assets and liabilities are denominated in RMB, except for the cash deposit of approximately $4.9 million which was in U.S. dollars as of June 30, 2021, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significant affected.

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

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended June 30, 2021, 2020 and 2019:

	For the Years Ended June 30,
	2021	2020	2019
Discontinued Operations:
Revenue	$-	$-	$20,115,554
Cost of revenues	-	-	(19,692,138)
Selling expenses	-	-	(1,501,110)
General and administrative expenses	-	-	(1,417,608)
Allowance for doubtful accounts and obsolescence stock	-	-	(6,721,854)
Other expenses, net	-	-	(140,264)
Income tax benefits	-	-	-
Net gain from discontinued operations	-	-	37,845,726
Net income (loss) from discontinued operations	$-	$-	$28,488,305

5.	ASSET ACQUISITION

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

On October 2, 2019, the Company completed the acquisition of 51% equity interest in 39Pu, which is engaged in the distribution of dark tea and based in Hunan Province, China. Under the terms of the purchase agreement, the consideration was comprised of cash consideration of $2.4 million and share consideration of 1,000,000 Ordinary Shares, at a per share price of $0.34. In addition, a contingent cash consideration of $0.6 million and a share consideration of 400,000 ordinary shares will be delivered to the three shareholders according to the earn-out payment based on the financial performance of 39Pu in its next fiscal years. On October 17 and 28, 2019, the Company paid the share consideration of 7000,000 Ordinary Shares, which consists of share consideration of 400,000 ordinary shares and 300,000 ordinary shares as cashless settlement of $0.6 million at per unit cost of $5 per share.

As of December 31, 2020, 39Pu’s met financial performance requirement for the 12 months from January 1, 2020 through December 31, 2020, accordingly for the three months ended December 31, 2019 not reaching the earn-out payment condition. In addition, due to the effects of COVID-19, the financial performance of 39Pu for the year ended June 30, 2020 did not meet the earn-out payment condition.

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

Fair value
ASSETS
Net tangible assets	$3,509,468
Goodwill	9,573,081
Foreign exchange adjustments	102,867
Less: Noncontrolling interests	(5,675,416)
Total purchase consideration	$7,510,000
Including: initial investment	5,800,000
earn-out payment	1,710,000

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

6.	ACQUISITION OF 39PU (CONTINUED)

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

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

For the Year Ended June 30, 2020

	Urban Tea	39Pu	Pro Forma Financial Data
Revenue	$865,705	$119,028	$984,733
Cost of revenues	(508,462)	(54,946)	(563,408)
Gross profit	357,243	64,082	421,325

Total operating expenses	(2,813,636)	(119,086)	(2,932,722)

Total other income, net	333,966	546,050	880,016

Net loss before income taxes	(2,122,427)	491,046	(1,631,381)

Income tax expenses	-	-	-
Net loss	(2,122,427)	491,046	(1,631,381)

Less: Net loss attributable to non-controlling interests	15,827	-	15,827

Net (loss) income attributable to BIT BROTHER LTD (fka URBAN TEA, INC.)’s Shareholders	$(2,106,600)	$491,046	$(1,615,554)

(Loss) income per share- basic and diluted	$(0.06)	$-	$(0.05)

Weighted Average Shares Outstanding-Basic and Diluted	33,227,331	-	33,227,331

*	No pro forma adjustments were noted during the period.

7.	SHORT-TERM INVESTMENTS

As of June 30, 2021 and 2020, the balance of short-term investments was comprised of investments of various financial products from Chinese banks and financial institutions, with variable return rate and with maturities between three months and one year. The Company classified these financial assets as held-to-maturity financial assets and recorded the assets at amortized cost, which approximates fair value. As of June 30, 2021 and 2020, the Company did not provide OTTI on short-term investments.

8.	INVENTORIES

Inventories consisted of the following:

	June 30, 2021	June 30, 2020
Merchant products	$1,045,478	$968,642
Raw materials	10,136	18,542
Packaging and other supplies	367,622	376,394
Other products	43,760	40,004
	1,466,996	1,403,582
Less: inventory write-down	-	-
	$1,466,996	$1,403,582

9.	LOANS DUE FROM THIRD PARTIES

As of June 30, 2021 and 2020, the Company’s loans due from third parties was as following:

	June 30, 2021	June 30, 2020
Sichuan Senmiao Ronglian Technology Co, Ltd. (“Senmiao Ronglian”) (a)	$278,740	$2,222,191
Qingdao Gangganghao Technology Co., Ltd. (b)	3,623,076	-
Qingdao Honghuanglv Media Co., Ltd. (b)	619,329	-
Qingdao Xiaohuangbei Technology Co., Ltd. (b)	4,722,386	-
Qingdao Dabutong Network Technology Co., Ltd. (b)	3,337,140	-
Hunan Peiyuan Media Co., Ltd. (b)	3,000,000	-
Li Xian (b)	1,000,000	-
Lu Hongwen (b)	714,027	-
	$17,294,698	$2,222,191

(a)	The Company purchased short-term investments of $1,148,930 in April 2019, and acquired short-term investments of $1,177,653 from the acquisition of 39Pu, both of which were investments in Senmiao Ronglian, which was a variable interest entity of Senmiao Technology Ltd, a US listed company, and operated peer-to-peer marketplace. In October 2019, Senmiao Ronglian disposed of the peer-to-peer marketplace, and the Company’s short-term investments became a loan due from Sichuan Ronglian as of June 30, 2021 and 2020. The Company assessed the payment ability of Senmiao Ronglian and did not provide allowance against the balance as of June 30, 2021 and 2020.

(b)	During March 31, 2021 through June 15, 2021, the Company entered into certain loan agreements of approximately $16.7 million with seven customers for which the Company planned to provide blockchain business. The loans bear fixed interest rates were 6.7% per annum, and all matured on December 30, 2021. For the years ended June 30, 2021 and 2020, the Company accrued interest income of $79,889 and $nil for these loans.

10.	INVESTMENT IN AN EQUITY INVESTEE

As of June 30, 2021 and 2020, the Company’s investment in an equity investee was as following:

	June 30, 2021	June 30, 2020
Urban Tea Management Inc. (“Meno”)	$310,000	$210,000
Guokui Management Inc. (“Guokui”)	320,000	-
Chuangyeying Brand Management Co., Ltd. (“CYY”)	394,822	-
Store Master Food Trading Co., Ltd. (“Store Master”)	714,478	-
Less: Share of results of equity investees	(182,287)	(22,245)
	$1,557,013	$187,755

As of June 30, 2021, the Company made investments aggregating $310,000 in Meno, in which the Company and an unrelated third party invested capital of 70% and 30%, respectively, and was entitled to 51% and 49% profit earned from Meno, respectively. Meno did not commence operations until August 1, 2020. The investment was for the purpose of expansion its tea shop chain to overseas market.

On September 23, 2020, the Company entered into a share purchase agreement, pursuant to which the Company agreed to pay $400,000 in cash to acquire 80% of the equity interest in Guokui, in which the Company and other unrelated third party investor were entitled to 51% and 49% profit earned from Guokui, respectively. As of June 30, 2021, the Company made investments aggregating $320,000. The investment was for the purpose of expansion its tea shop chain to overseas market.

In October 2020, the Company, through its WFOE, acquired 51% equity interest in each of CYY and Store Master in cash consideration of $376,462 and $681,252, respectively. In addition, the existing shareholders of CYY and Store Master will be rewarded additional incentives if certain performance targets were met. The Company did not accrue contingent consideration for the acquisition as the Company did not expect such perform targets would be met.

Pursuant to the articles of association of these equity investees, the operating and financing activities shall be unanimously approved by the Company and other shareholders, thus the Company does not control the equity investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures”, the Company accounted for the investments using equity method.

For the years ended June 30, 2021, 2020, and 2019, the equity investees incurred net loss aggregating $160,911, $22,245 and $nil, respectively.

11.	PROPERTY AND EQUIPMENT, NET

The property and equipment consisted of the following:

	June 30, 2021	June 30, 2020
Building	$864,843	$790,605
Office equipment	944,040	618,323
Electronic equipment	26,637	51,526
Vehicles	190,704	25,200
Leasehold improvements	944,100	573,937
Less: accumulated depreciation	(968,216)	(744,265)
	$2,002,108	$1,315,326

The Company depreciated property and equipment from the next month to when the assets was available for use. For the years ended June 30, 2021, 2020, and 2019, the depreciation expenses were $171,011, $148,436 and $25,012, respectively.

12.	DEPOSITS FOR PROPERTY AND EQUIPMENT

Deposits for property and equipment consisted of the following:

	June 30, 2021	June 30, 2020
Deposits for leasehold improvements (1)	$1,005,234	$849,245
Deposits for mining equipment (2)	8,630,005	-
	$9,635,239	$849,245

(1)	The deposits for leasehold improvements mainly represented the deposits for lease improvements of the Company’s research and development center which was delayed as a result of outbreak of COVID-19, and is expected to complete in December 2021.

(2)	The deposits for mining equipment was mainly for the deposits for cryptocurrency miners as the Company planned to launch its blockchain business.

13.	OPERATING LEASE

As of June 30, 2021, the Company leases offices space and tea shop stores under certain non-cancelable operating leases, with terms ranging between one and ten years. In February 2021, the Company leased a piece of land with plans to plant black tea products with lease term of ten years.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2021	June 30, 2020
Rights of use lease assets	$1,165,172	$553,904

Operating lease liabilities, current	263,023	315,259
Operating lease liabilities, noncurrent	827,086	310,098
Total operating lease liabilities	$1,090,109	$625,357

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2021 and 2020:

	June 30, 2021	June 30, 2020
Remaining lease term and discount rate
Weighted average remaining lease term (years)	6.40	3.30
Weighted average discount rate	4.75%	4.75%

Rent expense for the years ended June 30, 2021, 2020, and 2019 was $367,314, $422,773, and $198,918, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2021:

Twelve months ended June 30,	Lease payment
2022	$310,616
2023	165,750
2024	156,186
2025	151,736
2026 and thereafter	585,266
Total lease payments	1,369,554
Less: imputed interest	(279,445)
Present value of lease liabilities	$1,090,109

14.	EQUITY

Ordinary shares

On August 25, 2020, the Company’s board approved a 1 for 10 reverse split of its ordinary shares (the “Reverse Split”), which became effective on August 27, 2020, and was retroactively applied as if the transaction occurred at the beginning of the period presented

As of June 30, 2020, there were 4,518,865 shares of ordinary shares issued and outstanding.

On July 30, 2020, the Company and certain institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 1,875,000 ordinary shares, no par value, at a price of $3.2 per share, for gross proceeds of approximately $6.0 million and net proceeds of approximately $5.5 million. The offering closed on August 3, 2020.

On August 14, 2020, the Company and certain institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 1,500,000 ordinary shares, no par value, at a price of $4.0 per share, for gross proceeds of approximately $6.0 million and net proceeds of approximately $5.5 million. The offering closed on August 18, 2020.

On March 26, 2021, the Company and certain individual investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 3,797,488 ordinary shares, no par value, at a price of $3.72 per share, for gross and net proceeds of approximately $14.1 million. The offering closed on April, 2021.

On April 28, 2021, the Company and certain institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 6,950,000 ordinary shares, no par value, at a price of $3.6 per share, for gross proceeds of approximately $25.0 million and net proceeds of approximately $23.1 million. The offering closed on April 30, 2021.

For the year ended June 30, 2021, the Company issued 863,335 ordinary shares to certain consultants for investigation, analysis and strategy making for the blockchain business. The fair value of the ordinary shares were referred to market price on issuance date, raging between $1.68 and $5.70, and the Company recorded expenses of approximately $4.63 million.

On January 12, 2021, the Company issued 700,000 ordinary shares as earn-out payments to the shareholders of 39Pu who sold 51% equity interest to the Company (Note 6).

During February through March 2021, certain institutional investors, who subscribed for ordinary shares in direct offering in May 24, 2019, exercised warrants to purchase 179,942 ordinary shares.

As of June 30, 2021, the Company had 20,384,630 shares of common stock issued and outstanding, respectively.

Warrants

A summary of warrants activity for the years ended June 30, 2021, 2020 and 2019 was as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of July 1, 2018	35,973	5 years	December 18, 2022
Grants of registered direct offering warrants	180,942	5 years	May 23, 2024
Grants of placement agent warrants	22,760	5 years	May 23, 2024
Balance of warrants outstanding as of June 30, 2019	239,675	4.68 years

Balance of warrants outstanding as of June 30, 2020	239,675	3.67 years
Exercise of direct offering warrants	(179,942)
Grants of registered direct offering warrants	6,950,000	5.5 years	October 29, 2026
Grants of placement agent warrants	11,392,464	5.5 years	October 19, 2026
Balance of warrants outstanding as of June 30, 2021	18,402,197	5.31 years

14.	EQUITY (CONTINUED)

Private placement warrants

On November 21, 2017, the company issued 35,973 warrants to the shareholder in connection with a private placement offering of 179,864 ordinary shares. The warrant has an exercise price of $13.1 per share and is exercisable for five years from the date of issuance.

As at June 30, 2021 and 2020, there were 35,973 warrants outstanding. The fair value of the warrants is $27,339 and $142,092, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

The key assumption used in estimates are as follows:

	June 30, 2021	June 30, 2020
Terms of warrants	1.39 years	2.39 years
Exercise price	13.1	13.1
Risk free rate of interest	0.46%	0.29%
Dividend yield	0.00%	0.00
Annualized volatility of underlying stock	164.26%	174.05%

Registered direct offering warrants on May 24, 2019

In connection with the direct offering closed on May 24, 2019, the Company issued warrants to investors to purchase a total of 1,809,420 ordinary shares with a warrant term of five (5) years. The warrants have an exercise price of $1.86 per share. On July 4, 2020, the Company updated the estimation of fair value of warrants issued on May 24, 2019 as a result of the change in exercise price of the warrants from $1.86 to $0.51. During February through March 2021, the investors exercised warrants to purchase 179,942 ordinary shares. As of June 30, 2021, the investors had warrants to purchase 1,000 ordinary shares.

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

As of May 24, 2019 and June 30, 2019, 2020 and 2021, the Company estimated fair value of the registered direct offering warrants at $1,961,411, $1,091,080, $895,663 and $nil, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

On the May 24, 2019 and June 30, 2019 and 2020 and 2021, the Company estimated the fair value of Series A Warrants using the following assumption.

	On May 24, 2019	On June 30, 2019	On June 30, 2020	On June 30, 2021
Terms of warrants	5 years	4.9 years	3.9 years	2.9 years
Exercise price	1.86	1.86	0.51	0.51
Risk free rate of interest	2.77%	2.77%	0.29%	0.46%
Dividend yield	0.00%	0.00%	0.00	0.00
Annualized volatility of underlying stock	189.72%	187.99%	174.05%	164.26%

14.	EQUITY (CONTINUED)

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

As of May 24, 2019 and June 30, 2019,2020 and 2021, the Company estimated fair value of the Placement Agent Warrants at $246,718, $137,243, $112,662 and 38,237, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for Series A Warrants.

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

Registered direct offering warrants on April 30, 2021

In connection with the direct offering closed on April 30, 2021, the Company issued warrants to investors to purchase a total of 6,950,000 ordinary shares with a warrant term of five and a half (5.5) years. The warrants have an exercise price of $3.60 per share. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a fundamental transaction, the warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value of such portion of such warrant to be redeemed.

The warrants did not meet the definition of liabilities or derivatives, and as such they are classified as an equity.

On April 30, 2021, the Company estimated fair value of the warrants at $7,888,250, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

The key assumption used in estimates are as follows:

On April 30, 2020
Terms of warrants	5.5 years
Exercise price	3.60
Risk free rate of interest	0.46%
Dividend yield	0.00%
Annualized volatility of underlying stock	55.87%

14.	EQUITY (CONTINUED)

Private placement warrants on April 20, 2021

In connection with the private placement closed on April 20, 2021, the Company issued warrants to investors to purchase a total of 11,392,464 ordinary shares with a warrant term of five and a half (5.5) years. The warrants have an exercise price of $4.65 per share. The Warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $4.65 per Share, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five and a half (5.5) years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The Warrants contain a mandatory exercise right for the Company to force exercise of the Warrants if the Company’s Shares trades at or above $23.25 per Share, for 20 consecutive trading days, provided, among other things, that the shares issuable upon exercise of the Warrants are registered or may be sold pursuant to Rule 144 and the daily trading volume exceeds 300,000 Shares per trading day on each trading day in a period of 20 consecutive trading days prior to the applicable date. The warrants did not meet the definition of liabilities or derivatives, and as such they are classified as an equity.

On April 20, 2021, the Company estimated fair value of the warrants at $5,213,951, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

The key assumption used in estimates are as follows:

On April 20, 2021
Terms of warrants	5.5 years
Exercise price	4.65
Risk free rate of interest	0.46%
Dividend yield	0.00%
Annualized volatility of underlying stock	57.02%

15.	INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the years ended June 30, 2021, 2020 and 2019, respectively:

	For the Years Ended June 30,
	2021	2020	2019
Net (loss) income attributable to Bit Brother Ltd’s (fka Urban Tea, Inc.) Shareholders	$(8,132,886)	$(2,106,600)	$27,555,442
Net loss from continuing operations	$(8,132,886)	$(2,106,600)	$(932,863)
Net income (loss) from discontinued operations	$-	$-	$28,488,305

Weighted Average Shares Outstanding-Basic and Diluted	10,151,051	3,322,733	1,805,515

(Loss) income per share- basic and diluted	$(0.8)	$(0.6)	$15.3
Net loss per share from continuing operations – basic and diluted	$(0.8)	$(0.6)	$(0.5)
Net income (loss) per share from discontinued operations – basic and diluted	$-	$-	$15.8

Basic income (loss) per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended June 30, 2021, 2020, and 2019 The number of warrants is excluded from the computation as the anti-dilutive effect.

16.	INCOME TAXES

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

The United States of America

Delta Technology Holdings USA Inc is incorporated in the State of Delaware in the U.S., and is subject to U.S. federal corporate income taxes. BTB NY is incorporated in the State of New York in the U.S., and is subject to U.S. federal corporate income taxes.

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

As of June 30, 2021 and 2020, the Company’s federal net operating loss carryforward for U.S. income taxes was $9,216,271 and $5,932,195, respectively. The federal net operating loss carryforward is available to reduce future years’ taxable income through year 2037 and net operating losses generated before 2018 will not expire. Management believes that the realization of the benefit from this loss appears uncertain due to the Company’s operating history.

Utilization of the Company’s U.S. net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

Hong Kong

NTH HK and BTB HK are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, NTH HK and BTB HK are exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

Shanghai MYT, BTB WFOE, Hunan MYT, 39Pu are, BTB Hunan and BTB Digital Hunan are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

Income taxes that are attributed to the continuing operations are consist of:

	For the Years Ended June 30,
	2021	2020	2019
Current income tax expenses	$145,541	$-	$-
Deferred income tax expenses	-	-	-
Income tax expenses	$145,541	$-	$-

16.	INCOME TAXES (CONTINUED)

Below is a reconciliation of the statutory tax rate to the effective tax rate of continuing operations:

	For the Years Ended June 30,
	2021	2020	2019
PRC statutory income tax rate	25%	25%	25%
Effect of different tax rates available to different jurisdictions	(15.2)%	(1.0)%	10.6%
Effect of non-deductible expenses	(0.1)%	(0.3)%	(0.2)%
Effect of change in valuation allowance and others	(11.6)%	(23.7)%	(35.4)%
	(1.9)%	$0%	$0%

Deferred tax assets as of June 30, 2021 and 2020 consist of the following:

	June 30, 2021	June 30, 2020
Net operating loss carrying forward	$4,449,630	$3,512,414
Less: valuation allowance	(4,449,630)	(3,512,414)
	$-	$-

As of June 30, 2021 and 2020, the Company had net operating loss carryforwards of $19,273,124 and $15,003,352, respectively. The net operating loss carryforwards begin to expire in the tax year ending December 31, 2024. The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in net income (loss). The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of June 30, 2021 and 2020, full valuation allowance is provided against the deferred tax assets based upon management’s assessment as to their realization.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

17.	RELATED PARTY TRANSACTIONS AND BALANCES

As of June 30, 2021, the Company had no balances due from or due to related parties.

As of June 30, 2020, the Company had balance of $1,127 due from two related parties which were indirectly controlled Mr. Guo’an Hu, one of the shareholders of 39Pu. The balance was generated from sales of dark tea products.

During the year ended June 30, 2020, the Company sold dark tea products of $33,497 to two related parties. During the years ended June 30, 2021 and 2019, the Company did not incur significant related party transactions.

18.	COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

19.	SEGMENG REPORTING

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

As of June 30, 2021, the Company had three segments, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT, distribution of dark tea products conducted by 39Pu and to-be launched blockchain business conducted by Hunan BTB.

As of June 30, 2020, the Company had two segments, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT and distribution of dark tea products conducted by 39Pu.

The following tables present the summary of each segment’s revenue, loss from operations, loss before income taxes and net loss which is considered as a segment operating performance measure, for the years ended June 30, 2021, 2020 and 2019:

	For the year ended June 30, 2021
	Tea shop chains	Distribution of dark tea products	Blockchain business	Unallocated	Total
Revenues	$358,515	$5,353,166	$-	$-	$5,711,681
Operating expenses	$992,884	$1,619,508	$63,949	$7,722,760	$10,399,101
Net income (loss) from continuing operations before income taxes	$(600,542)	$328,751	$16,044	$(7,641,725)	$(7,897,572)
Net income (loss)	$(600,652)	$183,210	$16,044	$(7,641,725)	$(8,043,113)

	For the year ended June 30, 2020
	Tea shop chains	Distribution of dark tea products	Unallocated	Total
Revenues	$448,000	$417,705	$-	$865,705
Operating expenses	$(1,594,906)	$(426,655)	$(792,075)	$(2,813,636)
Net loss from continuing operations before income taxes	$(1,558,038)	$(32,301)	$(532,088)	$(2,122,427)
Net loss	$(1,558,038)	$(16,474)	$(532,088)	$(2,106,600)

	For the year ended June 30, 2019
	Tea shop chains	Distribution of dark tea products	Unallocated	Total
Revenues	$401,814	$-	$-	$401,814
Operating expenses	$(2,202,161)	$-	$-	$(2,202,161)
Net loss from continuing operations before income taxes	$(932,863)	$-	$-	$(932,863)
Net income from discontinued operations before income taxes	$28,488,305	$-	$-	$28,488,305
Net income	$27,555,442	$-	$-	$27,555,442

21.	SUBSEQUENT EVENT

1.	Registered direct offering

On July 16, 2021, the “Company” entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 15,000,000 of its ordinary shares (“Ordinary Shares”) and warrants (“Warrants”) to purchase 15,000,000 Ordinary Shares in a registered direct offering (the “Offering”), for gross proceeds of approximately $22.5 million. The Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.50. The purchase price for each Ordinary Share and the corresponding Warrant is $1.50. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed. The Company currently intends to use the net proceeds from the Offering for research and development and commercialization of blockchain software, cryptocurrency mining and for working capital and general corporate purposes. The Offering closed on July 20, 2021.

The Company entered into a placement agency agreement dated July 16, 2021 with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $5,000 for non-accountable expenses and up to $40,000 for the reasonable and accounted fees and expenses of legal counsel.

2.	Private placements

On September 16, 2021, the “Company” entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 14,152,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value (“Share”) and three warrants to purchase one Share each (“Warrant”) with an initial exercise price of $0.8875 per Share, at a price of $0.71 per Unit, for an aggregate purchase price of approximately $10.05 million (the “Offering”). The net proceeds to the Company from such Offering will be approximately $10 million and shall be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $0.8875 per Share, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five and a half (5.5) years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

On October 7, 2021, the Offering consummated when all the closing conditions of the SPA have been satisfied and the Company issued 14,152,000 Units to the Purchasers pursuant to the SPA.

On October 14, 2021, the Company entered into certain unit securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act pursuant to which the Company agreed to sell an aggregate of 15,814,652 units, each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one Share each with an initial exercise price of $0.875 per Share, at a price of $0.70 per Unit, for an aggregate purchase price of approximately $11.07 million (the “October Units Offering”).

The Warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $0.875 per Share, for cash. The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five and a half (5.5) years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

On October 14, 2021, the Company entered into certain ordinary shares securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act pursuant to which the Company agreed to sell an aggregate of 4,000,000 Shares at a price of $0.57 per Share, for an aggregate purchase price of approximately US$2.28 million (the “October Shares Offering”).

On November 5, 2021, the October Units Offering and October Shares Offering consummated when all the closing conditions of the Unit SPA and the SPA have been satisfied and the Company issued the Units and Shares to the Purchasers.

On November 5, 2021, the Company entered into certain unit securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act pursuant to which the Company agreed to sell an aggregate of 27,740,512 units, each Unit consisting of one ordinary share of the Company, no par value (“Share”) and three warrants to purchase one Share each with an initial exercise price of $1.05 per Share, at a price of $0.875 per Unit, for an aggregate purchase price of approximately $24.27 million (the “November Units Offering”).

The Warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $0.875 per Share, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five and a half (5.5) years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

ITEM 19. EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: November 15, 2021	BIT BROTHER LIMITED

/s/ Xianlong Wu
Xianlong Wu
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association, incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015
1.2	Amended and Restated Articles of Association, incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015
1.3	Amended and Restated Memorandum and Articles of Association, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on November 4, 2019
1.4	Amended and Restated Memorandum and Articles of Association, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on June 15, 2021.
2.1	Specimen Unit Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.2	Specimen Public Warrant Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.3	Specimen Placement Warrant Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.4	Form of Warrant Agreement, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.5	Form of Unit Purchase Option, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.6	Form of Warrant, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on March 29, 2021
2.7	Form of Warrant, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.1	Form of Placement Agency Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 18, 2020
4.2	Form of Securities Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 18, 2020
4.3	Form of Lock-Up Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 18, 2020
4.4	Unofficial Translation of Acquisition Agreement entered into by and among Hunan MYT, Chuangyeying Brand Management Co., Ltd. (“CYY”), Changsha Store Master Food Trading Co., Ltd. (“Store Master”) and the shareholders of CYY and Store Master, dated October 30, 2020, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on November 17, 2020
4.5	Director Offer Letter by and between Yunfei Song and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on February 19, 2021
4.6	Employment Agreement by and between Fengdan Zhou and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on February 19, 2021
4.7	Employment Agreement by and between Xianlong Wu and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on March 22, 2021
4.8	Form of Securities Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on March 29, 2021
4.9	Director Offer Letter by and between Diyu Jiang and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.10	Form of the Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.11	Form of Lock-Up Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.12	Letter Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.13	Employment Agreement by and between Shu Liu and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on May 5, 2021
4.14	Employment Agreement by and between Diyu Jiang and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on May 14, 2021

8.1	List of Subsidiaries of the Company*
11.1	Code of Ethics, incorporated herein by reference to the Company’s Form 20-F filed on October 25, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. *
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Centurion ZD CPA & Co.*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.