Form 20-F/A
period 2021-06-30
Bit Brother Ltd
filed 2021-11-16
CIK 1543268

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

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the year ended June 30, 2021 originally filed with the U.S. Securities and Exchange Commission on November 15, 2021 (the “Original 2021 Form 20-F”) is being filed solely to correct the number of authorized ordinary shares and its par value in the line under Shareholders’ Equity of the consolidated balance sheet to be “unlimited,” and “no par value,” which was previously listed as 150,000,000 and $0.0001 par value, respectively, due to a clerical error.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing as exhibits to Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Other than the matters described above, this Amendment No. 1 does not amend or modify any information included in any of the disclosure presented in the Original 2021 Form 20-F.

The Original 2021 Form 20-F, as amended by this Amendment No. 1, speaks as of the original filing date of the Original 2021 Form 20-F and does not reflect events that may have occurred subsequent to the original filing date of the Original 2021 Form 20-F.

ii

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

BIT BROTHER LTD (/fka URBAN TEA, INC.)

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	June 30, 2021	June 30, 2020
ASSETS
Cash	$21,158,368	$5,311,693
Short-term investments	2,526,328	2,266,069
Trade receivables	407,523	183,566
Inventories	1,466,996	1,403,582
Loan due from a third party	17,294,698	2,222,191
Due from related parties	-	1,127
Other current assets	278,432	108,224
Total current assets	43,132,345	11,496,452

Investments in equity investees	1,557,013	187,755
Goodwill	9,573,081	8,073,011
Property and equipment, net	2,002,108	1,315,326
Deposits for plant, property and equipment	9,635,239	849,245
Intangible assets	68,655	66,442
Right of use assets	1,165,172	553,904
Other noncurrent assets	20,827	92,992
Total Assets	$67,154,440	$22,635,127

LIABILITIES AND EQUITY
Trade payable	$119,071	$64,300
Unearned income	228,863	127,279
Other current liabilities	28,947	68,579
Income tax payable	147,759	-
Lease liabilities, current	263,023	315,259
Warrants liabilities	65,581	1,150,416
Total current liabilities	853,244	1,725,833

Lease liabilities, noncurrent	827,086	310,098
Total Liabilities	1,680,330	2,035,931

Shareholders’ Equity
Ordinary shares, no par value, unlimited shares authorized, 20,384,630 and 4,518,865 shares issued and outstanding at June 30, 2021 and 2020, respectively*	$2,039	$4,519
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	80,917,821	25,568,478
Accumulated deficit	(18,413,627)	(10,280,741)
Accumulated other comprehensive income (loss)	(2,781,485)	(352,649)
Total Bit Brother Ltd. (fka Urban Tea, Inc.) Shareholders’ Equity	59,724,748	14,939,607

Non-controlling interests	5,749,362	5,659,589

Total Liabilities and Equity	$67,154,440	$22,635,127

*	Retrospectively restated for effect of reverse stock split.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Date: November 16, 2021	BIT BROTHER LIMITED

/s/ Xianlong Wu
Xianlong Wu
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association, incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015
1.2	Amended and Restated Articles of Association, incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015
1.3	Amended and Restated Memorandum and Articles of Association, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on November 4, 2019
1.4	Amended and Restated Memorandum and Articles of Association, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on June 15, 2021.
2.1	Specimen Unit Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.2	Specimen Public Warrant Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.3	Specimen Placement Warrant Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.4	Form of Warrant Agreement, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.5	Form of Unit Purchase Option, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.6	Form of Warrant, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on March 29, 2021
2.7	Form of Warrant, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.1	Form of Placement Agency Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 18, 2020
4.2	Form of Securities Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 18, 2020
4.3	Form of Lock-Up Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 18, 2020
4.4	Unofficial Translation of Acquisition Agreement entered into by and among Hunan MYT, Chuangyeying Brand Management Co., Ltd. (“CYY”), Changsha Store Master Food Trading Co., Ltd. (“Store Master”) and the shareholders of CYY and Store Master, dated October 30, 2020, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on November 17, 2020
4.5	Director Offer Letter by and between Yunfei Song and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on February 19, 2021
4.6	Employment Agreement by and between Fengdan Zhou and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on February 19, 2021
4.7	Employment Agreement by and between Xianlong Wu and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on March 22, 2021
4.8	Form of Securities Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on March 29, 2021
4.9	Director Offer Letter by and between Diyu Jiang and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.10	Form of the Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.11	Form of Lock-Up Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.12	Letter Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.13	Employment Agreement by and between Shu Liu and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on May 5, 2021
4.14	Employment Agreement by and between Diyu Jiang and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on May 14, 2021

8.1	List of Subsidiaries of the Company, incorporated herein by reference to the Company’s Form 20-F filed on November 15, 2021.
11.1	Code of Ethics, incorporated herein by reference to the Company’s Form 20-F filed on October 25, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. *
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Centurion ZD CPA & Co.*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.