Form 20-F
period 2022-06-30
Bit Brother Ltd
filed 2022-10-31
CIK 1543268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

___________________________________________

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

(Address of principal executive offices)

Xianlong Wu

Chief Executive Officer

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

People’s Republic of China

Tel: +86 0731-85133570

Email: jack.wu@bitbrother.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A Ordinary Shares	NASDAQ Capital Market

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

As of June 30, 2022, the issuer had 116,773,794 Class A ordinary shares issued and outstanding and 975,000 Class B ordinary shares issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain financial data in this annual report on Form 20-F is converted into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all conversions from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB 6.4544 to US$1.00, the average exchange rate for the fiscal year ended June 30, 2022 as set forth at www.x-rates.com. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

iii

PART I

We are an offshore holding company conducting part of our operations in China through Hunan Ming Yun Tang Brand Management Co., Ltd., or Hunan MYT, and Hunan Bit Brothers Holding Co., Ltd., or Hunan BTB, the variable interest entities, and their subsidiaries. You are not investing in Hunan MYT, or Hunan BTB, our VIEs. Neither we nor our subsidiaries own any share in Hunan MYT or Hunan BTB. Instead, we control and receive the economic benefits of Hunan MYT and Hunan BTB’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated November 19, 2018 and May 13, 2021, respectively. The VIE Agreements are designed to provide our wholly-foreign owned entities, Mingyuntang (Shanghai) Tea Co., Ltd. and Qingdao Ether Continent Digital Technology Co., Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holders of Hunan MYT and Hunan BTB, including absolute control rights and the rights to the assets, property, and revenues of Hunan MYT and Hunan BTB. As a result of our direct ownership in the WFOEs and the VIE Agreements, we are regarded as the primary beneficiary of the VIEs. See “Business — Contractual Agreements between WFOEs and Hunan MYT and Hunan BTB” for a summary of these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering we may have in the future, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Taihang Group, that such approval is required under these circumstances or for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”

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

We are an offshore holding company conducting part of our operations in China through the VIEs and their subsidiaries. You are not investing in the VIEs. Neither we nor our subsidiaries own any share in the VIEs. Instead, we control and receive the economic benefits of the VIEs’ business operations through a series of contractual arrangements, also known as VIE Agreements, dated November 19, 2018, and May 13, 2021. The VIE Agreements are designed to provide our WFOEs, Mingyuntang (Shanghai) Tea Co., Ltd., or Shanghai MYT, and Qingdao Ether Continent Digital Technology Co., Ltd., or Qingdao ECDT, with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holders of the VIEs, including absolute control rights and the rights to the assets, property, and revenues of the VIEs. As a result of our direct ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of the VIEs. See “Business — Contractual Agreements between WFOEs and Hunan MYT, and Hunan BTB” for a summary of these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our VIE Agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering we may have in the future, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Taihang Group, that such approval is required under these circumstances or for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”

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

As of June 30, 2022 and 2021, the consolidated VIEs accounted for an aggregate of 44.2% and 25.8% of our total assets, respectively. As of June 30 and 2022 and 2021, $0.92 million and $1.35 million of cash and cash equivalents were denominated in RMB, respectively.

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

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	June 30, 2022	June 30, 2021
ASSETS
Cash	$922,197	$1,348,776
Short-term investments	-	116,417
Inventories	121,733	104,296
Loan due from a third party	-	12,301,391
Other current assets	51,004	241,239
Long-term investment	1,100,294	1,144,306
Goodwill	227,683	-
Property and equipment, net	2,278,091	758,302
Deposits for plant, property and equipment	45,755,946	1,006,234
Other noncurrent assets	131,266	271,284
Total Assets	$50,588,214	$17,292,785

Other liabilities	666,841	218,577
Total Liabilities	$666,841	$218,577

	For the Years Ended June 30,
	2022	2021	2020
Revenue	$765,094	$358,515	$448,000
Net loss	(2,671,274)	(401,387)	(1,558,038)

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

Our independent registered public accounting firm is located in and organized under the laws of Hong Kong and China. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether and how this new Protocol will be implemented and whether the PCAOB can make a determination that it is able to inspect and investigate completely in mainland China and Hong Kong. When the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in mainland China and Hong Kong.

Risk Factors Summary

Investing in our ordinary shares involves a high degree of risk. Below is a summary of material factors that make an investment in our ordinary shares speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 5 of this annual report for additional discussion of the risks summarized in this risk factor summary as well as other risks that we face. These risks include, but are not limited to, the following:

●	The outbreak of the COVID-19 has negatively impacted our business operations and is expected to continue to have an adverse impact on our planned operations.

●	We are a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the PRC and VIE. We control and receive the economic benefits of our VIE’s business operations through certain contractual arrangements. Our Class A ordinary shares are shares of our offshore holding company instead of shares of our VIE in China.

●	If the PRC government deems that the contractual arrangements in relation to the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

●	Because we are a British Virgin Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●	We are a “foreign private issuer” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

A.	[Reserved]

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

You should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this report, including matters addressed in the section entitled “Forward-Looking Statements”. We caution you not to place undue reliance on the forward-looking statements contained in this report, which speak only as of the date hereof.

The risks and uncertainties described below include all of the material risks applicable to us; however, they are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

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

Furthermore, on December 28, 2021, the Cyberspace Administration of China (“CAC”) and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

If WFOEs, the VIEs or their ownership structure or the VIE Agreements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOEs or the VIEs fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOEs or the VIEs;

●	discontinuing or restricting the operations of WFOEs or the VIEs;

●	imposing conditions or requirements with which we, WFOEs, or the VIEs may not be able to comply;

●	requiring us, WFOEs, or the VIEs to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Class A Ordinary Shares in the equity of the VIEs; and

●	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our VIE Agreements will become invalid or unenforceable, and the VIEs will not be treated as VIE entities and we will not be entitled to treat the VIEs’ assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of the VIEs from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Class A Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Class A Ordinary Shares.

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

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation, (ii) we establish our WFOE by means of direct investment and acquiring equity interest or assets of an entity other than “PRC domestic company” as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies VIE Agreements as a type of transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for our offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for our offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our offerings, we may be unable to obtain a waiver of such approval requirements.

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

Furthermore, on December 24, 2021, the CSRC and relevant departments of the State Council released the Administrative Provisions and the Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the PRC laws and regulations; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders, or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

As of the date of this annual report, the Draft Rules Regarding Overseas Listings have been released for public comment only and have not been formally promulgated, and neither we, our subsidiaries, nor any of the PRC operating entities have been required to complete the filing procedures. However, uncertainties remain as to its enactment or future interpretations and implementations.

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

Accordingly, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our store base as planned, that any new stores will perform as planned. If we fail to successfully implement our growth strategy, we will not be able to sustain the rapid growth in sales and profits that we expect, which would likely have an adverse impact on the price of our Class A ordinary shares.

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

We intend to finance our growth through the cash flows generated by our existing stores and the net proceeds from our previous and future financings. Our primary source of financing for our growth will be cash from our prior offering as well as our operations. However, if our stores are not profitable or if our store profits decline, we may not have the cash flow necessary in order to pursue or maintain our growth strategy. We may also be unable to obtain any necessary financing on commercially reasonable terms to pursue or maintain our growth strategy. If we are unable to pursue or maintain our growth strategy, the market price of our Class A ordinary shares could decline and our results of operations and profitability could suffer.

The planned addition of a significant number of new stores each year will require us to continue to expand and improve our operations and could strain our operational, managerial and administrative resources, which may adversely affect our business.

Our growth strategy calls for the opening of a significant number of new stores each year and our continued expansion will place increased demands on our operational, managerial, administrative and other resources, which may be inadequate to support our expansion. Our senior management team may be unable to effectively address challenges involved with expansion forecasts for years ended on June 30, 2023 and 2024. Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems and to hire, train and retain regional directors, district managers, store managers and other personnel. Implementing new systems, controls and procedures and these additions to our infrastructure and any changes to our existing operational, managerial, administrative and other resources could negatively impact our results of operations and financial condition.

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

In December 2019, a novel strain of coronavirus causing respiratory illness, or COVID-19, has surfaced in Wuhan, China, spreading at a fast rate in January and February of 2020, and confirmed cases were also reported in other parts of the world. The COVID-19 situations improved in China after the first quarter of 2020, but the ultimate impacts of the pandemic are highly uncertain and subject to change, even though conditions have been gradually improving. Variations of the COVID-19 virus, including notably the Omicron variant, have caused new outbreaks in China and across the world. For example, the recent resurgence of the Omicron variant in China since the beginning of 2022 resulted in city-wide lockdowns in a number of Chinese cities with heightened prevention measures adopted across China to curb the outbreak. This caused disruptions to varying degrees to normal business activities in China.

As affected by the outbreak of COVID-19, we closed certain tea shops through the date of this report. Currently the Company has three tea shops based in Hunan Province, China, among which two are flagship stores and one is general stores. In addition, we opened our first oversea tea shop in August 2020 in Manhattan, New York City, through our joint venture. As affected by COVID-19 pandemic, our existing tea shops suffered decreased revenues by $0.23 million for the year ended June 30, 2022. Management may have to adjust or change our business plan in response to the prolonged pandemic and change of social behavior.

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

Risks Relating to Doing Business in the PRC

The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.

Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies.

Furthermore, on December 24, 2021, the CSRC and relevant departments of the State Council released the Administrative Provisions and the Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the PRC laws and regulations; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders, or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

As of the date of this annual report, the Draft Rules Regarding Overseas Listings have been released for public comment only and have not been formally promulgated, and neither we, our subsidiaries, nor any of the PRC operating entities have been required to complete the filing procedures. However, uncertainties remain as to its enactment or future interpretations and implementations.

Further, uncertainties still exist as to whether we, our subsidiaries, or the PRC operating entities are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or offering. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to our offerings, as well as other procedures that may be imposed on us. In the event that we, our subsidiaries, or the PRC operating entities are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or the PRC operating entities to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiaries or the PRC operating entities as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Taihang Group neither the operations of our PRC subsidiaries, nor of the PRC operating entities, nor our offerings are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft, if it is enacted as proposed, given that our PRC subsidiaries and the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. In general, we believe we are compliant with the regulations or policies that have been issued by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses, or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition, and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection. The Company could be delisted if it is unable to timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, and thus, would reduce the time before our securities may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC and in Hong Kong because of positions taken by the PRC and Hong Kong authorities in those jurisdictions.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of the financial statements of those companies who have China-based auditors.

Centurion ZD CPA & Co., is subject to the PCAOB’s inspection.

Our independent registered public accounting firm is located in and organized under the laws of Hong Kong and China. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether and how this new Protocol will be implemented and whether the PCAOB can make a determination that it is able to inspect and investigate completely in mainland China and Hong Kong. When the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in mainland China and Hong Kong.

Our auditor, ZD CPA & Co., an independent registered public accounting firm, is located in and organized under the laws of Hong Kong and China. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether and how this new Protocol will be implemented and whether the PCAOB can make a determination that it is able to inspect and investigate completely in mainland China and Hong Kong. When the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect and investigate completely audit firms based in mainland China and Hong Kong.

In addition, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our securities in the future if the PCAOB is unable to inspect our accounting firm at such future time. The Accelerating Holding Foreign Companies Accountable Act, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. In addition, delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

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

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our Class A Ordinary Shares on the Nasdaq Capital Market in the context of our offerings, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to this regulation, (ii) we establish our WFOE by means of direct investment and acquiring equity interest or assets of an entity other than “PRC domestic company” as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for our offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for our offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offerings before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our offerings, we may be unable to obtain a waiver of such approval requirements.

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

We expect to continue to qualify as a foreign private issuer as of the date of this report. As a foreign private issuer, we will remain exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to continue to qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

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

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the PRC operating entities’ business and operations.

Substantially all of the PRC operating entities’ assets and operations are currently located in China. Accordingly, the PRC operating entities’ business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the PRC operating entities’ business and operating results, reduce demand for their products, and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on the PRC operating entities. For example, the PRC operating entities’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect the PRC operating entities’ business and operating results.

Furthermore, our Company, the PRC operating entities, and our investors may face uncertainty about future actions by the government of China that could significantly affect the PRC operating entities’ financial performance and operations, including the enforceability of the VIE Agreements. As of the date of this annual report, neither our Company nor the VIE has received or was denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our Company or the VIE will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

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

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us, and may make it difficult for us to predict the outcome of any disputes that we may be involved in.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with third parties in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the legal system in the PRC than in more developed legal systems. Furthermore, the legal system in the PRC is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in the PRC could materially and adversely affect our business and impede our ability to continue our operations.

Such uncertainties, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof, could limit the legal protections available to us and our investors, including you.

Given the Chinese government’s significant oversight and discretion over the conduct of our business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Substantially all of our operations are located in the PRC. Our ability to operate in the PRC may be harmed by changes in its laws and regulations, including those relating to taxation, foreign investment, information security, Internet, and other matters. The central or local governments of the PRC may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. and two days later ordered that the company’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector. We cannot rule out the possibility that the Chinese government will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, and results of operations.

As such, the PRC operating entities’ business segments may be subject to various government and regulatory interference, and they could be subject to new regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The PRC operating entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of the PRC operating entities to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure the PRC operating entities’ compliance with such regulations or interpretations. As such, the PRC operating entities may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believes our Company and the PRC operating entities are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of the PRC operating entities at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

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

Risks Relating to Our Securities

The market price of our Class A ordinary shares is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

The market price of our Class A ordinary shares and warrants is volatile, and this volatility may continue. Numerous factors, many of which are beyond our control, may cause the market price of our Class A ordinary shares to fluctuate significantly. These factors include:

●	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

●	changes in financial estimates by us or by any securities analysts who might cover our stock;

●	speculation about our business in the press or the investment community;

●	significant developments relating to our relationships with our customers or suppliers;

●	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the same industry as we are;

●	customer demand for our products;

●	investor perceptions of the chemical industry in general and our company in particular;

●	the operating and stock performance of comparable companies;

●	general economic conditions and trends;

●	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

●	changes in accounting standards, policies, guidance, interpretation or principles;

●	loss of external funding sources;

●	failure to maintain compliance with NASDAQ rules;

●	sales of our Class A ordinary shares, including sales by our directors, officers or significant shareholders; and

●	additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their share price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources. Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to operating performance of particular companies. For example, in July 2008, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may adversely affect the price of our Class A ordinary shares, warrants and other interests in our company at a time when you want to sell your interest in us.

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

If we fail to maintain effective internal control over financial reporting in the future, a material misstatement of our financial statements may not be prevented or detected on a timely basis. In addition, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our shares. Furthermore, if we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NASDAQ. Any such action could adversely affect our financial results and the market price of our Class A ordinary shares and warrants.

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

Based on the market price of our Class A ordinary shares, the value of our assets, and the composition of our assets and income, we do not believe that we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for our taxable year ended June 30, 2020 and we do not expect to be one for our taxable year ending June 30, 2021 or to become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if you owned our Class A ordinary shares at any time prior to our acquisition of Elite, you may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless you made certain elections to opt out of PFIC treatment, as described in Item 10. E. – “Taxation – U.S. Federal Income Taxation.”

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

If we are characterized as a PFIC for any year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A ordinary shares and on the receipt of distributions on our Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules.

We have outstanding exercisable securities that may dilute your holdings.

Our outstanding exercisable securities may adversely affect the market price of our shares.

As of the date of this report, we have issued and outstanding securities exercisable into 203,702 Class A ordinary shares (warrants for the purchase of 203,702 Class A ordinary shares). The sale or possibility of sale of the shares underlying these securities could have an adverse effect on the market price for its securities or its ability to obtain future financing. If and to the extent these securities are converted or exercised, you may experience dilution to your holdings.

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

Bit Brother Limited (formerly known as Urban Tea, Inc., Delta Technology Holdings Ltd, and prior to that as CIS Acquisition Ltd.) was incorporated in the British Virgin Islands as a company with limited liability on November 28, 2011. We have become a retailer and distributor of specialty tea products in China (also referred to as “PRC”) since November 2018, and have fully completed the disposition of our fine and specialty chemical manufacturing business in April 2019. Our business currently consists of the distribution and retail of specialty tea products. We have recently decided to start operations in the business of blockchain technology and cryptocurrency mining. Our blockchain technology and cryptocurrency mining business shall be conducted through Hunan BTB, a VIE controlled by us through VIE agreements. Hunan BTB’s operations shall consist of conducting research and development of cryptocurrency mining distribution and setup of mining farms, a digital currency wallet, the integrated operation and management of supercomputer servers, and payment center as well as financial services, targeting both individual and institutional users based on blockchain technology.

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

Amendment to the Company’s Authorized Share Capital

On February 14, 2022, the shareholders of the Company approved the amendment of the Company’s authorized share capital from an unlimited number of ordinary shares with no par value (the “Ordinary Shares”) and 5,000,000 preferred shares with a par value of US$0.0001 (the “Preferred Shares”), to an unlimited number of Class A ordinary shares with no par value (the “Class A Ordinary Shares”), 200,000,000 Class B ordinary shares with no par value (the “Class B Ordinary Shares”) and 5,000,000 Preferred Shares (the “Amendment to the Authorized Share Capital”), by (i) the conversion into stock of each issued and outstanding Ordinary Share and their immediate reconversion into a Class A Ordinary Share; (ii) the re-designation of each authorized and unissued Ordinary Share as a Class A Ordinary Share; (iii) the creation of 200,000,000 Class B Ordinary Shares.

Disposition of Hunan 39 Pu Tea Co., Ltd.

On August 3, 2022, Bit Brother Limited and Guangzhou Baogu Trading Co., Ltd. (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase 51% of the issued and outstanding shares of Hunan 39 Pu Tea Co., Ltd., a PRC limited company (“39 Pu”), which is controlled by the Company through a series of contractual agreements (the “VIE Agreements”), in exchange for cash consideration of RMB 8 million (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the majority shareholder of 39 Pu and as a result, assume all assets and liabilities of 39 Pu. The Disposition closed on August 4, 2022.

B. Business Overview.

Prior to November 2018, we were solely a fine and specialty chemical manufacturer, primarily engaged in the Chemical Business. We started sales of tea products, beverages and light meals in retail shop chains through Hunan MYT since November 2018. Hunan MYT is controlled by Shanghai MYT via a series of contractual agreements. We have begun the research and development of our cryptocurrency distribution platform and application solution through Hunan BTB since May 2021. Hunan BTB is controlled by Qingdao ECDT via a series of contractual arrangements.

For the years ended June 30, 2022 and June 30, 2021, the Company generated revenues of $765,094 and $358,515 from its sales of tea products, beverages and light meals in retail shop chains, $1,670,659 and $5,353,166 from sales of dark tea products from discontinued operations, and $nil and $nil from its blockchain and cryptocurrency mining business. Because the Company just launched its new blockchain and cryptocurrency mining business in May 2021, and the Chinese authorities banned cryptocurrency mining in later June 2021, we did not have any operations or generate any revenues for the year ended June 30, 2021 and 2022 respectively

Blockchain and Cryptocurrency Business

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

Planned Products and Services

Cryptocurrency Mining Hosting Service Center

We are still in the process of re-locating our cryptomining business to North America from mainland China since it was banned by the Chinese authorities there. We plan to provide cryptocurrency mining hosting services at our host sites in the U.S. We expect our hosting sites will be powered by local grid and other power sources to provide long-term stable power supply for cryptocurrency miners as well as holistic hosting and maintenance services to of our clients.

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

Research and Development

Currently in addition to development of the BTBox, our R&D department is also conducting research and feasibility study of a mining farm distribution platform, which would enable mining operators to trade mining machines, escrow mining machines in custody service and maintenance centers, track electricity billing, monitor and roam the farming via virtual reality (“VR”). As part of our plan to develop and commercialize blockchain-based software and applications, we are also conducting feasibility study of a decentralized, user-friently crypto currency wallet, which would support multi-chain, multi-currency management and exchange to better integrate mining machine transactions and mining revenue. The R&D team currently consists of 18   individuals with applicable professional background and relevant experience.

Employees

We currently have 67 full-time employees in the U.S. and China. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

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

Tea and Light Foods Business

Products

As of June 30, 2022, we marketed a wide range of trendy tea drinks, light meals, and pastries targeting China’s new urban generation in Hunan province. Our products are focused on not only their taste but also their aesthetic presentation and health benefits. Our products are currently being offered via our flagship and general stores.

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

Revenue Streams

We generate revenue from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT

Managed Stores

Currently, all our products are offered in our managed stores where we lease the properties, hire managers and employees, purchase equipment and operate the stores ourselves. Due to the effects of the outbreak of COVID-19, the Company has permanently closed eight general stores.

Below is a summary of flagship and general stores operated by us as of June 30, 2022:

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

Branding and Marketing Strategy

As of June 30, 2022, our products are offered under two brands, Buoyance Manor (“浮力庄园”) and Your Ladyship Tea (“小主的茶”). Since the expansion of our operations into the United States in August 2020, we have also begun offering our products under MENO and CROP CIRCLE as of the date of this report. We plan to offer snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups under a new brand Meet Honey. We have entered into a series of trademark assignment and license agreements with the owners of these trademarks. For details, please refer to the section of Trademarks, Copyrights, Patents and Domain Names.

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

Property, Plant and Equipment

We have leased office space at the location of 15/F, Block A, Kineer Business Centre, 53 Binjiang Road, Yuelu District, Changsha, Hunan Province, China, as our corporate headquarters.

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

Employees

We currently have 67 full-time employees. We have employment contracts with all of our employees in China and the U.S. in accordance with relevant PRC and U.S. laws. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

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

Corporate Information

Our principal executive office is located at 15/F, Block A, Kineer Business Centre, 53 Binjiang Road, Yuelu District Changsha, Hunan Province, China. Our telephone number at that address is +86 0731-82290658. Our company website is http://bitbrother.pc.voinance.com:81/. Our NASDAQ symbol is BTB, and we make our SEC filings available on the Investor Relations page of our website, http://www.bitbrother.com/. Information contained on our website is not part of this annual report. Our agent for service in the United States is VStock Transfer, LLC, the current transfer agent of the Company, with a mailing address of 18 Lafayette Place Woodmere, NY 11598.

C. Organizational structure

The chart below presents our corporate structure as of the date of this report.

Contractual Agreements between WFOEs and Hunan MYT, and Hunan BTB

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s consolidated VIEs. The Company has not provided any financial support to the consolidated VIEs for the years ended at June 30, 2022 and 2021. As of June 30, 2022 and 2021, the consolidated VIEs accounted for an aggregate of 44.2% and 25.8%% of our total assets, respectively. As of June 30 and 2022 and 2021, $0.92 million and $1.35 million of cash and cash equivalents were denominated in RMB, respectively.   The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents of the consolidated VIEs taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	June 30, 2022	June 30, 2021
ASSETS
Cash	$922,197	$1,348,776
Short-term investments	-	116,417
Inventories	121,733	104,296
Loan due from a third party	-	12,301,391
Other current assets	51,004	241,239
Long-term investment	1,100,294	1,144,306
Goodwill	227,683	-
Property and equipment, net	2,278,091	758,302
Deposits for plant, property and equipment	45,755,946	1,006,234
Other noncurrent assets	131,266	271,284
Total Assets	$50,588,214	$17,292,785

Other liabilities	666,841	218,577
Total Liabilities	$666,841	$218,577

	For the Years Ended June 30,
	2022	2021	2020
Revenue	$765,094	$358,515	$448,000
Net loss	(2,671,274)	(401,387)	(1,558,038)

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

A. Operating Results

On August 3, 2022, the Company and Guangzhou Baogu Trading Co., Ltd. (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase 51% of the issued and outstanding shares of Hunan 39 Pu Tea Co., Ltd., a PRC limited company (“39 Pu”), which is controlled by the Company through a series of contractual agreements (the “VIE Agreements”), in exchange for cash consideration of RMB 8 million (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the majority shareholder of 39 Pu and as a result, assume all assets and liabilities of 39 Pu. The Disposition closed on August 4, 2022.

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. The disposition of 39Pu met the criteria in paragraph 205-20-45-1E and was reported as a discontinued operation.

As of June 30, 2022, the Company had two operating and reportable segments, namely 1) retail business by provision of high-quality tea beverages in its tea shop chain business, and 2) planned blockchain business expected to start operation in the year ended June 30, 2023.

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

For the years ended June 30, 2022, 2021 and 2020, the Company earned income from the tea shop chain business of $765,094, $358,515, $448,000, respectively.

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

At present, our company has formed close relationships with organizations such as AWS, CoinMarketCap, SoftBank, and Bitmain, so as to build an ecological blockchain industry chain, and a credible, fair, convenient, efficient and transparent blockchain business ecosystem.

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

In addition, we planned to launch bitcoin business in the year ended June 30, 2023. These risks and challenges include, among other things,

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

Results of Operations

Year Ended June 30, 2022 as Compared to Year Ended June 30, 2021

	For the Years Ended June 30,		Change
	2022	2021	Amount	%
Revenue	$765,094	$358,515	$406,579	113%
Cost of revenues	(450,310)	(180,214)	(270,096)	150%
Gross profit	314,784	178,301	136,483	78%

Operating expenses
General and administrative expenses	(10,408,530)	(8,779,594)	(1,628,936)	19%
Total operating expenses	(10,408,530)	(8,779,594)	(1,628,936)	19%

Other (expenses) income, net
Impairment of long-term investments	(412,707)	-	(412,707)	100%
Impairment of deposits for property and equipment	(2,561,110)	-	(2,561,110)	100%
Interest (expenses) income	(62,715)	244,701	(307,416)	(126)%
Change in fair value of warrants	65,576	275,055	(209,479)	(76)%
Equity investment loss	(279,817)	(160,911)	(118,906)	74%
Other income	(2,585)	16,125	(18,710)	(116)%
Total other (expenses) income, net	(3,253,358)	374,970	(3,628,328)	(968)%

Net loss from continuing operations before income taxes	(13,347,104)	(8,226,323)	(5,120,781)	62%
Income tax expenses	-	-	-	0%
Net loss from continuing operations	(13,347,104)	(8,226,323)	(5,120,781)	62%

Income (loss) from discontinued operations	(12,476,571)	183,210	(12,659,781)	(6,910)%

Net loss	$(25,823,675)	$(8,043,113)	$(17,780,562)	221%

Revenues

For the year ended June 30, 2022, our continuing operations generated revenue from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT. Total revenue increased by $0.41 million or 113%, from $0.36 million for the year ended June 30, 2021 to $0.77 million for the year ended June 30, 2022.

In January 2021, we obtained control over two subsidiaries which were accounted for as equity-method investees before, and accordingly we consolidated revenues from these two subsidiaries which contributed revenues of $0.64 million for the year ended June 30, 2022. On the other hand, as affected by COVID-19 pandemic, our existing tea shops suffered decreased revenues by $0.23 million for the year ended June 30, 2022.

Cost of revenues

The cost of revenues of continuing operations is comprised of material costs of tea beverage drinks, light meals and other products. For the year ended June 30, 2022, our cost of revenues increased by $0.27 million, or 150% to $0.45 million for the year ended June 30, 2022. The increase in cost of revenues was in line with increase of revenues.

General and administrative expenses

General and administrative expenses of continuing operations increased from $8.8 million for the year ended June 30, 2021, to $10.4 million for the year ended June 30, 2022, representing an increase of $1.6 million, or 19%. General and administrative expenses was mainly comprised of employee salary and welfare expenses, retail store and office rental expenses, share-based compensation expenses, professional consulting service fees and travel expenses. The increase of general and administrative expenses was mainly attributable to the increase of $1.00 million in share-based compensation expenses granted to the Company’s management and certain external consultants, and increase of $0.35 million in inventory provision for certain obsolescent products and increase of $0.12 million in writing off accounts receivable due to remote collections.

Change in fair value of warrants

Gain on change in fair value of warrants was $0.07 million and $0.28 million for the years ended June 30, 2022 and 2021, respectively. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with registered direct offering closed on May 24, 2019, and the private placement closed on November 21, 2017.

Income tax expenses

For the years ended June 30, 2022 and 2021, we did not incur current income tax expenses or deferred income tax expenses because we and our subsidiaries and VIEs were subject to operating losses during the relevant peirods.

Loss (income) from discontinued operations

In August 2022, we completed the termination of VIE agreements with 39Pu. The results of 39Pu, as a discontinued operation, for the years ended June 30, 2021 and 2020, are reported as components of net loss separate from the net loss of continuing operations. The details of composition of net loss from discontinued operations were as below.

	For the Years Ended June 30,
	2022	2021
Revenue (a)	$1,672,504	$5,353,166
Cost of revenues (b)	(1,326,413)	(3,571,175)
General and administrative expenses (c)	(2,790,108)	(1,619,508)
Impairment of goodwill (d)	(9,573,081)
Other (expenses) income	(459,473)	166,269
Income tax expenses (e)	-	(145,542)
Net (loss) income from discontinued operations	$(12,476,571)	$183,210

(a)	Revenues. During the year ended June 30, 2022 and 2021, we recognized revenues of $1.7 million and $5.4 million from sales of dark tea products. The decrease was primarily caused by COVID-19 pandemic and strict stay-at-home policies leading to dramatic loss of offline customers.

(b)	Cost of revenues. The cost of revenues is comprised of cost of dark tea products, packages and other materials. The decrease in cost of revenues was in line with increase of revenues.

(c)	General and administrative expenses. General and administrative expenses was mainly comprised of employee salary and welfare expenses, office rental expenses, marketing expenses and travel expenses. The increase of general and administrative expenses was mainly attributable to the continuous increase of marketing expenses to promote of our sales of dark tea products, and increase in loss from stock counts.

(d)	Impairment of goodwill. For the year ended June 30, 2022, we accrued impairment of goodwill of $9.57 million arising from acquisition of 39Pu with we terminated VIE agreements with shareholders of 39Pu.

(e)	Income tax expenses. For the year ended June 30, 2021, our discontinued operation incurred current income tax expenses of $145,542, because 39Pu generated taxable income during the period.

Net loss

As a result of the foregoing, net loss for the year ended June 30, 2022 was $25.8 million, representing a change of $17.8 million from net loss of $8.0 million for the year ended June 30, 2021.

Year Ended June 30, 2021 as Compared to Year Ended June 30, 2020

	For the Years Ended June 30,		Change
	2021	2020	Amount	%
Revenue	$358,515	$448,000	$(89,485)	(20)%
Cost of revenues	(180,214)	(347,694)	167,480	(48)%
Gross profit	178,301	100,306	77,995	78%

Operating expenses
General and administrative expenses	(8,779,594)	(2,386,981)	(6,392,613)	268%
Total operating expenses	(8,779,594)	(2,386,981)	(6,392,613)	268%

Other income, net
Interest income	244,701	26,895	217,806	810%
Change in fair value of warrants	275,055	282,232	(7,177)	-3%
Equity investment loss	(160,911)	(22,245)	(138,666)	623%
Other income	16,125	(90,333)	106,458	-118%
Total other income, net	374,970	196,549	178,421	91%

Net loss from continuing operations before income taxes	(8,226,323)	(2,090,126)	(6,136,197)	294%
Income tax expenses	-	-	-	0%
Net loss from continuing operations	(8,226,323)	(2,090,126)	(6,136,197)	294%

Income (loss) from discontinued operations	183,210	(32,301)	215,511	(667)%

Net loss	$(8,043,113)	$(2,122,427)	$(5,920,686)	279%

Revenues

For the year ended June 30, 2021, our continuing operations generated revenue from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT. Total revenue decreased by $0.09 million or 20%, from $0.45 million for the year ended June 30, 2020 to $0.36 million for the year ended June 30, 2021.

The Company commenced its business of specialty tea product distribution and retail in November 2018. The Company sold tea beverage drinks, light meals and other tea products in the retail stores. Customers places orders in the store and revenue is recognized when drinks and meals are delivered to the customers. For the years ended June 30, 2021 and 2020, the Company generated revenues of $0.36 million and $0.45 million, respectively, from its three and eight retail stores, representing a decrease of $89,485 or 20%. As affected by the outbreak of COVID-19, the Company permanently closed certain general tea shops from April 2020 through June 30, 2021, leading to a decrease in revenues from the tea shops.

Cost of revenues

The cost of revenues of continuing operations is comprised of material costs of tea beverage drinks, light meals and other products. For the year ended June 30, 2021, the Company incurred cost of tea beverage drinks and light meals of $0.18 million. For the year ended June 30, 2020, the Company incurred cost of tea beverage drinks and light meals of $0.35 million.

General and administrative expenses

General and administrative expenses of continuing operations increased from $2.4 million for the year ended June 30, 2020, to $8.8 million for the year ended June 30, 2021, representing an increase of $6.4 million, or 268%. General and administrative expenses was mainly comprised of employee salary and welfare expenses, retail store and office rental expenses, share-based compensation expenses, professional consulting service fees and travel expenses. The increase of general and administrative expenses was mainly attributable to the increase of consulting expenses to certain consultants who assisted the Company in assessment and identification of blockchain business.

Change in fair value of warrants

Gain on change in fair value of warrants was $0.28 million and $0.28 million for the years ended June 30, 2021 and 2020, respectively. This is recorded as a non-cash gain, which resulted from the change in fair value of warrants issued connection with registered direct offering closed on May 24, 2019, and the private placement closed on November 21, 2017.

Income tax expenses

For the years ended June 30, 2021 and 2020, we did not incur current income tax expenses or deferred income tax expenses because we and our subsidiaries and VIEs were subject to operating losses during the relevant peirods.

Income (loss) from discontinued operations

In August 2022, we completed the termination of VIE agreements with 39Pu. The results of 39Pu, as a discontinued operation, for the years ended June 30, 2021 and 2020, are reported as components of net loss separate from the net loss of continuing operations. The details of composition of net loss from discontinued operations were as below.

	For the Years Ended June 30,
	2021	2020
Revenue (a)	$5,353,166	$417,705
Cost of revenues (b)	(3,571,175)	(160,768)
General and administrative expenses (c)	(1,619,508)	(426,655)
Other (expenses) income	166,269	137,417
Income tax expenses (d)	(145,542)	-
Net (loss) income from discontinued operations	$183,210	$(32,301)

(f)	Revenues. We commenced its business of distributing dark tea in October 2019, when the we entered into VIE agreements with 39Pu and 39Pu’s shareholders. We recognizes revenues when dark teas are delivered to customers, on a gross basis as the Company is acting as a principal in these transactions.

During the year ended June 30, 2021 and 2020, we recognized revenues of $5.4 million and $0.4 million from sales of dark tea products. The increase was caused by the Company’s efforts in sales of dark tea product to both online and offline customers.

(g)	Cost of revenues. The cost of revenues is comprised of cost of dark tea products, packages and other materials. The increase in cost of revenues was in line with increase of revenues.

(h)	General and administrative expenses. General and administrative expenses was mainly comprised of employee salary and welfare expenses, office rental expenses, marketing expenses and travel expenses. The increase of general and administrative expenses was mainly attributable to the increase of marketing expenses to promote our sales of dark tea products.

(i)	Income tax expenses. For the year ended June 30, 2021, our discontinued operation incurred current income tax expenses of $145,542, because 39Pu generated taxable income during the period.

Net loss

As a result of the foregoing, net loss for the year ended June 30, 2021 was $8.0 million, representing a change of $5.9 million from net loss of $2.1 million for the year ended June 30, 2020.

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

During the years ended June 30, 2022, 2021 and 2020, the Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and from sales of dark tea products by 39Pu.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2022. As of June 30, 2022, income tax returns for the tax years ended December 31, 2017 to 2021 remain open for statutory examination by PRC tax authorities.

B. Liquidity and Capital Resources

We have financed our operations primarily through shareholder contributions, cash flow from operations, private placements, and public offerings of securities. As of June 30, 2022 and 2021, we had cash of $12,990,659 and $20,725,579, respectively, from our continuing operations.

During the year ended June 30, 2022, the Company raised gross proceeds aggregating $20.8 million from registered direct offerings and raised gross proceeds of $54.3 million from a private placement. In addition, the Company repurchased warrants issued in connection with one registered direct offering in July 2021 at cash consideration of $6.4 million.

Statement of Cash Flows

	For the Years Ended June 30,
	2022	2021	2020
Net cash used in operating activities	$(6,257,109)	(3,406,465)	(1,897,534)
Net cash used in investing activities	(72,138,659)	(26,861,921)	(2,000,967)
Net cash provided by financing activities	68,716,925	48,345,364	4,540,350
Effect of exchange rate changes on cash	1,555,211	(2,230,303)	1,099
Changes in cash	$(8,123,632)	$15,846,675	$642,948

Net cash used in operating activities

For the year ended June 30, 2022, net cash used in operating activities was $6.3 million, consisting of the net cash used in operating activities from continuing operations and discontinued operations of $3.9 million and $2.4 million, respectively. Net cash provided by operating activities from continuing operations was primarily comprised of net loss from continuing operations of $13.3 million, adjusted for share-based compensation expenses of $5.6 million, impairment of deposit for property and equipment of $2.6 million, impairment of investments in equity-method investees of $0.4 million, inventory provision of $0.3 million and depreciation expenses of $0.3 million, and net changes in our operating assets and liabilities, principally comprising of an increase of accounts payable of $0.3 million we had increasing account payable balances as of June 30, 2022.

For the year ended June 30, 2021, net cash used in operating activities was $3.4 million, consisting of the net cash of $3.7 million used in operating activities from continuing operations and cash of $0.3 million provided by operating activities from discontinued operations, respectively. Net cash provided by operating activities from continuing operations was primarily comprised of net loss from continuing operations of $8.2 million, adjusted for share-based compensation expenses of $4.6 million.

For the year ended June 30, 2020, net cash used in operating activities was $1.9 million, consisting of the net cash of $2.0 million used in operating activities from continuing operations and cash of $0.1 million provided by operating activities from discontinued operations, respectively. Net cash provided by operating activities from continuing operations was primarily comprised of net loss from continuing operations of $2.1 million, adjusted by a decrease of $0.2 million in other current assets because we closed certain tea shops and collected deposits for lease of retail stores, and a decrease of $0.1 million in other noncurrent assets as a result of amortization of such assets.

Net cash used in investing activities

For the year ended June 30, 2022, net cash used in investing activities was $72.1 million. This was primarily attributable to loans of $35.8 million made to certain third parties with whom the Company planned to conduct blockchain business, loans of $0.7 million made to one related party, payment of deposits in mining equipment of $47.5 million, purchases of digital assets of $1.3 million,   investment in certain equity investees of $1.2 million, partially offset against collection of loans from third parties of $12.3 million and cash of $2.1 million provided by discontinued operations.

For the year ended June 30, 2021, net cash used in investing activities was $26.9 million. This was primarily attributable to loans of $17.5 million made to certain third parties with whom the Company planned to conduct blockchain business, payment of deposits in mining equipment of $8.7 million, investments in certain equity-investees of $1.5 million, and cash of $1.7 million used in discontinued operations.

For the year ended June 30, 2020, net cash used in investing activities was $2.0 million. This was primarily attributable to payment of cash consideration of $2.4 million for acquisition of 39Pu, investment of $0.2 million in one equity-method investee, purchase of and payment of deposits for property and equipment aggregating $0.5 million, against proceeds of $0.1 million from disposal of property and equipment and collection of $1.0 million from short-term investments.

Net cash provided by financing activities

For the year ended June 30, 2022, net cash provided by financing activities was $68.7 million, among which $20.8 million was raised in one registered direct offering, $54.3 million was raised from certain private placements, partially offset by $6.4 million used in repurchase of warrants from investors.

For the year ended June 30, 2021, net cash provided by financing activities was $48.3 million, among which $34.1 million was raised in certain registered direct offerings, $14.1 million was raised in one private placement, and $0.1 million was injected by one of our shareholders.

For the year ended June 30, 2020, net cash provided by financing activities was $4.5 million, which was raised in registered direct offering closed on June 29, 2020.

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

F. Tabular disclosure of contractual obligations

Contractual obligations

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2022:

Twelve months ended June 30,	Lease payment
2023	$86,977
2024	20,113
Total lease payments	107,090
Less: imputed interest	(2,723)
Present value of lease liabilities	$104,367

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Xianlong Wu	44	Chief Executive Officer and Chairman of the Board
Diyu Jiang	34	Chief Financial Officer and Director (1)(2)(3)
Ralph Leslie Jones	69	Executive Director
Jing Yi	34	Independent Director (1)(2)(3)
Yunfei Song	34	Independent Director
Anatoly Danilitskiy	70	Independent Director (1)(2)(3)

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of governance and nominating committee.

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

Ralph Leslie Jones has been serving as a director since March 23, 2022. He has served as business manager of Jiangsu Jinding Electric Tools Group Co., Ltd since January 2014. From January 2000 to April 2001, Mr. Jones was the owner and proprietor in MC² Power Tools. From December 1974 to December 1999, Mr. Jones served as Product Development Manager of Craftsman Brand Products of Sears Canada Inc. Mr. Jones obtained his bachelor’s degree in Biology from Saint Thomas University.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There is no family relationship between any of the persons named above and no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

For the fiscal year ended June 30, 2022, we paid an aggregate of approximately US$0.49 million   in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.” For incentive share grants to our officers and directors, see “—Share Incentive Plan.” For incentive share grants to our officers and directors, see “—Share Incentive Plan.” For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

Share Incentive Plan

Grants of Plan Based Awards

During the fiscal year ended June 30, 2022, our executive officers and directors were awarded 113,684 Class A Ordinary Shares pursuant to the 2021 Equity Incentive Plan. Advisors of the Company were awarded 15,116,316 Class A Ordinary Shares pursuant to the 2021 Equity Incentive Plan. The 2021 Equity Incentive Plan and 2022 Equity Incentive Plan are discussed below. None of our executive officers, directors or advisors were awarded any Class A Ordinary Shares pursuant to the 2022 Equity Incentive Plan during the fiscal year ended June 30, 2022.

2021 Equity Incentive Plan

On May 18, 2021, the board of directors of the Company adopted the 2021 Equity Incentive Plan (“2021 Incentive Plan”), covering 3,000,000 ordinary shares. On January 24, 2022, the board of directors of the Company adopted an Amendment to the 2021 Equity Incentive Plan (“Amendment”), which increase the amount of Shares authorized under the 2021 Plan from 3,000,000 ordinary shares to 15,230,000 ordinary shares. Set forth below is a summary of the plan:

Awards

The 2021 Incentive Plan provides for the grant of ordinary shares, which involves or might involve the issuance of restricted ordinary shares, unrestricted ordinary shares, and/or a combination of both, for an aggregate of not more than 15,230,000 ordinary shares. If any award is forfeited, cancelled or settled in cash, the number of ordinary shares subject thereto will again be available for grant under the 2018 Incentive Plan. If there is any change in our corporate capitalization, the Compensation Committee of the Board (hereinafter referred to as the Committee) in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2021 Incentive Plan, the number of shares covered by awards then outstanding under the 2021 Incentive Plan, the limitations on awards under the 2021 Incentive Plan, and such other equitable substitution or adjustments as it may determine appropriate. The 2021 Incentive Plan has a term of ten years and no further awards may be granted under the 2021 Incentive Plan after that date.

Eligibility

The persons who are eligible to receive grants are employees, directors or consultants of the Company or its affiliates. New directors, employees and consultants of the Company or its affiliates are eligible to participate in the 2021 Incentive Plan as well. The Committee has the sole and complete authority to determine who will be granted an award under the 2021 Incentive Plan, however, it may delegate such authority to one or more officers of the company under the circumstances set forth in the 2021 Incentive Plan.

Administration

The 2021 Incentive Plan is administered by either the Board, a committee of at least two people designated by the Board or the Committee. Among other things, the Committee has the authority, in its discretion, subject to the express limits of the 2021 Incentive Plan and its charter, to (i) designate the employees, directors and consultants to be granted awards, (ii) determine the types of awards to be granted, (iii) determine the number of ordinary shares or the amount of other consideration subject to each award, (iv) determine the terms and conditions of awards granted, (v) determine the settlement or exercise of awards, (vi) determine the extent and circumstances surrounding the delivery of consideration for an award to be made, (vii) interpret, administer, reconcile any inconsistency, correct any defect or resolve any controversy regarding the 2021 Incentive Plan and related documents, (viii) establish, amend, suspend or waive any rules or regulations and appoint agents as the Committee deems appropriate for proper administration of the 2021 Incentive Plan, (ix) accelerate the vesting or lapse of restrictions on the awards and (x) make other determination and take other action that the Committee deems necessary or desirable to administer the 2021 Incentive Plan.

Additional Terms

Except to the extent otherwise provided in an award agreement, in the event of a Change in Control (as defined in the 2021 Incentive Plan), all outstanding awards issued under the 2021 Incentive Plan will become fully vested. In general, in the event of a Change of Control, the Committee may cause any award either (i) to be canceled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share in the Change of Control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; or (ii) to be assumed or a substantially equivalent award be substituted by the successor corporation or a parent or subsidiary of such successor corporation.

Awards under the 2021 Incentive Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or to any Permitted Transferee (as defined in the 2021 Incentive Plan). With respect to international participants who reside or work outside of the United States, the Committee may in its sole discretion amend the terms of the 2021 Incentive Plan or outstanding awards to conform with the requirements of local law or to obtain more favorable tax or other treatment for a participant, the Company or its affiliates.

Amendments

The Board may at any time alter, amend, suspend, discontinue, or terminate the 2021 Incentive Plan; provided, that no such alteration, amendment, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any applicable tax or regulatory requirement applicable to this plan; and provided further that no alternation, amendment, suspension, discontinuation, or termination may be effected without the prior written consent a participant if it would adversely affect the rights of the participant with respect to a previously-awarded award under the 2021 Incentive Plan.

2022 Equity Incentive Plan

On June 7, 2022, the board of directors of the Company adopted the 2022 Equity Incentive Plan (“2022 Incentive Plan”), covering 15,200,000 Class A ordinary shares. The shareholders approved the 2022 Incentive Plan at the annual meeting of shareholders held on June 30, 2022. Set forth below is a summary of the plan:

Awards

The 2022 Incentive Plan provides for the grant of Class A ordinary shares, which involves or might involve the issuance of restricted Class A ordinary shares, unrestricted Class A ordinary shares, and/or a combination of both, for an aggregate of not more than 15,200,000 Class A ordinary shares. If any award is forfeited, cancelled or settled in cash, the number of Class A ordinary shares subject thereto will again be available for grant under the 2022 Incentive Plan. If there is any change in our corporate capitalization, the Compensation Committee of the Board (hereinafter referred to as the Committee) in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2022 Incentive Plan, the number of shares covered by awards then outstanding under the 2022 Incentive Plan, the limitations on awards under the 2022 Incentive Plan, and such other equitable substitution or adjustments as it may determine appropriate. The 2022 Incentive Plan has a term of ten years and no further awards may be granted under the 2022 Incentive Plan after that date.

Eligibility

The persons who are eligible to receive grants are employees, directors or consultants of the Company or its affiliates. New directors, employees and consultants of the Company or its affiliates are eligible to participate in the 2022 Incentive Plan as well. The Committee has the sole and complete authority to determine who will be granted an award under the 2022 Incentive Plan, however, it may delegate such authority to one or more officers of the company under the circumstances set forth in the 2022 Incentive Plan.

Administration

The 2022 Incentive Plan is administered by either the Board, a committee of at least two people designated by the Board or the Committee. Among other things, the Committee has the authority, in its discretion, subject to the express limits of the 2022 Incentive Plan and its charter, to (i) designate the employees, directors and consultants to be granted awards, (ii) determine the types of awards to be granted, (iii) determine the number of Class A ordinary shares or the amount of other consideration subject to each award, (iv) determine the terms and conditions of awards granted, (v) determine the settlement or exercise of awards, (vi) determine the extent and circumstances surrounding the delivery of consideration for an award to be made, (vii) interpret, administer, reconcile any inconsistency, correct any defect or resolve any controversy regarding the 2022 Incentive Plan and related documents, (viii) establish, amend, suspend or waive any rules or regulations and appoint agents as the Committee deems appropriate for proper administration of the 2022 Incentive Plan, (ix) accelerate the vesting or lapse of restrictions on the awards and (x) make other determination and take other action that the Committee deems necessary or desirable to administer the 2022 Incentive Plan.

Additional Terms

Except to the extent otherwise provided in an award agreement, in the event of a Change in Control (as defined in the 2022 Incentive Plan), all outstanding awards issued under the 2022 Incentive Plan will become fully vested. In general, in the event of a Change of Control, the Committee may cause any award either (i) to be canceled in consideration of a payment in cash or other consideration in amount per share equal to the excess, if any, of the price or implied price per share in the Change of Control over the per share exercise, base or purchase price of such award, which may be paid immediately or over the vesting schedule of the award; or (ii) to be assumed or a substantially equivalent award be substituted by the successor corporation or a parent or subsidiary of such successor corporation.

Awards under the 2022 Incentive Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or to any Permitted Transferee (as defined in the 2022 Incentive Plan). With respect to international participants who reside or work outside of the United States, the Committee may in its sole discretion amend the terms of the 2022 Incentive Plan or outstanding awards to conform with the requirements of local law or to obtain more favorable tax or other treatment for a participant, the Company or its affiliates.

Amendments

The Board may at any time alter, amend, suspend, discontinue, or terminate the 2022 Incentive Plan; provided, that no such alteration, amendment, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any applicable tax or regulatory requirement applicable to this plan; and provided further that no alternation, amendment, suspension, discontinuation, or termination may be effected without the prior written consent a participant if it would adversely affect the rights of the participant with respect to a previously-awarded award under the 2022 Incentive Plan.

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

D. Employees

Blockchain and Cryptocurrency Mining Business

As of June 30, 2022, we have a total of 44 full-time employees in the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

Tea and Light Meals Business

As of June 30, 2022, we have a total of 23 full-time employees in the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 31, 2022:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of October 31, 2022, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

			Approximate
			Percentage of
			Outstanding
	Class A Ordinary	Class B Ordinary	Class A and Class B Ordinary
Name and Address of Beneficial Owner(1)	Shares	Shares	Shares(2)
Directors and Executive Officers:
Xianlong Wu, CEO and Chairman	0	1,300,000	1.1%
Diyu Jiang, CFO and Director	49,600	-	* %
Ralph Leslie Jones	64,134	-	* %
Jing Yi, Director	-	-	-
Yunfei Song, Director	-	-	-
Anatoly Danilitskiy, Director	5,000	-	* %
All directors and executive officers as a group (six individuals)	118,734	1,300,000	1.2%

Five Percent Holders:

*	- Less than 1%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Bit Brother Limited, Room 910, Building 1, Huitong Building, No.168, Hehua Road, Hehuayuan Street, Furong District, Changsha City, Hunan Province, People’s Republic of China.

(2)	The percentage of shares beneficially owned is based on 116,773,749 Class A Ordinary Shares and 1,300,000 Class B Ordinary Shares outstanding as of October 31, 2022.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

As of June 30, 2022, the Company had a balance due from the related party of $650,000.

During the year ended June 30, 2022, the Company made loans of $650,000 to Ms. Congying Liao, who is the legal representative of BTB Investment. The loan bore an interest rate of 2.64% with maturity date on November 18, 2022.

As of June 30, 2021, the Company had no balances due from or due to related parties

In August 2021, the Company lent USDT of $1.3 million to Mr. Zhu Yi, who is legal representative of Hunan Yitai. The loan bore an interest rate of 1% with maturity date on May 29, 2023. As of June 30, 2022, the Company had a balance due from related party of $1,300,000.

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

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares are currently trading under the ticker symbol “BTB.” The shares began trading on June 1, 2015 on the NASDAQ Capital Market.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are currently traded on the NASDAQ Capital Market

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of our memorandum and articles of association, as amended from time to time, and the BVI Business Companies Act 2004 of the British Virgin Islands, which we refer to as the Act below.

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

Directors. Under Article 23 of our Articles of Association, no contract or transaction between us and one or more of our Directors (an “Interested Director”) or officers, or between us and any of their affiliates (an “Interested Transaction”), will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board or committee which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if:

(a)	The material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to our Board of Directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

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

Rights, Preferences and Restrictions Attaching to Our Ordinary Shares. On February 16, 2022, we re-classified and re-designated our Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares by filing the amended and restated memorandum and articles of association with the British Virgin Islands Registry of Corporate Affairs.

As of the date of this report, we are authorized to issue an unlimited number of shares divided into the following classes of shares: (i) an unlimited number of Class A ordinary shares with no par value; (ii) 200,000,000 Class B ordinary shares with no par value; and (ii) 5,000,000 preferred shares, par value $0.0001 per share. As of October 31, 2022, 116,773,794 ordinary shares were outstanding. Each share, regardless if it is part of a class of ordinary shares, has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.47 million   based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of June 30, 2022. As of June 30, 2022, our accumulated other comprehensive income was $3.33 million.  We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of June 30, 2022 due to the following material weaknesses:

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

ITEM 16. [RESERVED]

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

	For the Year Ended June 30,
	2022	2021
Audit fees(1)	$326,000	$109,000
Audit related fees(2)	8,000	8,000
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$334,000	$117,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax fees” represents the aggregated fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All other fees” represent the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this report beginning on page F-1.

Results of Operations and Financial Condition

Following are the audited financial results for the years ended June 30, 2022, 2021 and 2020 of Bit Brother Limited.

BIT BROTHER LIMITED

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Stockholders of Bit Brother Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bit Brother Ltd (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2022 , and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loans receivable

As described in Notes 5 and 14 to the consolidated financial statements, loans receivable from third parties and a related party amounted to $28,886,812 and $1,300,000 respectively. The allowance for loans receivable requires management judgement due to the credit risks associated with each individual loan account. Management assesses the recoverability of loans by reviewing borrowers’ credit history, collection period and status of subsequent settlement, and determines whether an allowance is required. The Company did not recognize any allowance after the assessments for the year ended June 30, 2022.

We identified the the allowance for loans receivable as a critical audit matter. The Company’s determination of future credit loss is subjective. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s credit granting policies and related loan written down assumptions affected the net loan balance.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for loans receivable, including controls over the application of macroeconomic forecasts and qualitative adjustments to the allowance. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for estimating the allowance for loans receivable. Testing management’s process included (i) evaluating the appropriateness of the methodology and models; (ii) testing the completeness and accuracy of certain data used in the estimate; and (iii) evaluating the reasonableness of management’s application of macroeconomic forecasts and certain qualitative adjustments to the allowance.

Assessment of impairment of long-lived assets

As discussed in Note 2 to the consolidated financial statements, long-lived assets held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Management carried out an impairment assessment on its long-lived assets, which include property and equipment, deposits for plant, property and equipment, intangible assets, goodwill and investments as the Company has suffered recurring losses from operations indicating possible impairment. The Company recognized impairment loss on property and equipment, deposits for plant, property and equipment, intangible assets, goodwill and investments of $69,566, $2,561,110, nil, $9,573,081 and $412,707 respectively after the impairment assessments for the year ended June 30, 2022.

We identified the impairment of long-lived assets as a critical audit matter. The Company made significant judgments when assessing the valuation and recoverability of long lived assets. As a result, a high degree of auditor judgment and effort was required in performing audit procedures to evaluate the reasonableness of the Company’s significant judgments and assumptions identified above. These judgements are sensitive to future events or economic conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) Obtained an understanding of the internal controls and processes in place over the Company’s valuation and impairment assessment; (ii) Evaluated the significant assumptions and inputs used in management’s assessment to ensure that those assumptions and inputs were reasonable and acceptable; (iii) Reviewed corroborating documentation to support management’s assumptions and inputs to verify that they were properly stated and applied.

/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co.
Certified Public Accountants

Hong Kong, October 31, 2022

We have served as the Company’s auditor since 2015.

BIT BROTHER LTD

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	June 30, 2022	June 30, 2021
ASSETS
Cash	$12,990,659	$20,725,579
Trade receivables	-	116,417
Inventories	217,516	104,296
Loans due from third parties	28,236,812	17,015,958
Due from related parties	1,950,000	-
Other current assets	250,277	241,239
Assets of disposal group	3,084,938	16,729,113
Total current assets	46,730,202	54,932,602

Long-term investments	1,100,294	1,557,013
Goodwill	227,683	-
Property and equipment, net	2,619,696	758,302
Deposits for plant, property and equipment	63,683,597	9,635,239
Intangible assets	84,858	66,549
Right of use assets	120,043	183,908
Other noncurrent assets	8,291	20,827
Total Assets	$114,574,664	$67,154,440

LIABILITIES AND EQUITY
Trade payable	$343,894	$21,265
Unearned income	90,249	32,300
Other current liabilities	280,106	-
Lease liabilities, current	86,547	147,025
Warrants liabilities	-	65,581
Liabilities of disposal group	318,528	1,396,169
Total current liabilities	1,119,324	1,662,340

Lease liabilities, noncurrent	17,820	17,990
Total Liabilities	1,137,144	1,680,330

Shareholders’ Equity
Class A ordinary shares, no par value, unlimited shares authorized, 116,773,794 and 20,384,630 shares issued and outstanding at June 30, 2022 and 2021, respectively	$11,678	$2,039
Class B ordinary shares, no par value, 200,000,000 shares authorized, 975,000 and nil shares issued and outstanding at June 30, 2022 and 2021, respectively	98	-
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	155,247,484	80,917,821
Accumulated deficit	(42,739,335)	(18,413,627)
Accumulated other comprehensive loss	(3,333,800)	(2,781,485)
Total Bit Brother Ltd. Shareholders’ Equity	109,186,125	59,724,748
Non-controlling interests	4,251,395	5,749,362
Total Liabilities and Equity	$114,574,664	$67,154,440

See notes to the consolidated financial statements

BIT BROTHER LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars, except share and per share data)

	For the Years Ended June 30,
	2022	2021	2020
Revenue	$765,094	$358,515	$448,000
Cost of revenues	(450,310)	(180,214)	(347,694)
Gross profit	314,784	178,301	100,306

Operating expenses
General and administrative expenses	(10,408,530)	(8,779,594)	(2,386,981)
Total operating expenses	(10,408,530)	(8,779,594)	(2,386,981)

Other (expenses) income, net
Interest (expenses) income, net	(62,715)	244,701	26,895
Change in fair value of warrants	65,576	275,055	282,232
Equity investment loss	(279,817)	(160,911)	(22,245)
Impairment of deposits for property and equipment	(2,561,110)	-	-
Impairment of long-term investments	(412,707)	-	-
Other (expenses) income	(2,585)	16,125	(90,333)
Total other (expenses) income, net	(3,253,358)	374,970	196,549

Net loss from continuing operations before income taxes	(13,347,104)	(8,226,323)	(2,090,126)

Income tax expenses	-	-	-
Net loss from continuing operations	(13,347,104)	(8,226,323)	(2,090,126)

Net loss from discontinued operations
(Loss) income from discontinued operations	(12,476,571)	183,210	(32,301)

Net (loss) income from discontinued operations	(12,476,571)	183,210	(32,301)

Net loss	(25,823,675)	(8,043,113)	(2,122,427)

Less: Net loss (income) attributable to non-controlling interests	1,497,967	(89,773)	15,827

Net loss attributable to Bit Brother Ltd. Shareholders	(24,325,708)	(8,132,886)	(2,106,600)

Other comprehensive loss
Foreign currency translation adjustment	(552,315)	(2,428,836)	(50,427)

Comprehensive loss	(24,878,023)	(10,561,722)	(2,157,027)
Less: Total comprehensive loss (income) attributable to non-controlling interests	1,497,967	(89,773)	15,827
Comprehensive loss attributable to Bit Brother Ltd. Shareholders	$(23,380,056)	$(10,651,495)	$(2,141,200)

Loss per share- basic and diluted	$(0.33)	$(0.79)	$(0.64)
Net loss per share from continuing operations – basic and diluted	$(0.17)	$(0.81)	$(0.63)
Net (loss) income per share from discontinued operations – basic and diluted	$(0.16)	$0.02	$(0.01)

Weighted Average Shares Outstanding-Basic and Diluted	79,385,028	10,151,051	3,322,733

See notes to the consolidated financial statements

BIT BROTHER LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional		Accumulated other	Non-
	Ordinary		Ordinary		paid-in	Accumulated	comprehensive	controlling
	Share	Amount	Share	Amount	capital	deficit	loss	interests	Total
Balance as at July 1, 2019	2,618,032	$262	-	$-	$17,627,968	$(8,174,141)	$(302,222)	-	$9,151,867
Issuances of ordinary shares in connection with acquisition of a subsidiary	1,000,000	100	-	-	3,399,900	-	-	5,675,416	9,075,416
Issuance of ordinary shares for professional services	833	-	-	-	4,417	-	-	-	4,417
Issuances of ordinary shares in connection with a private placement	900,000	90	-	-	4,540,260	-	-	-	4,540,350
Net loss for the year	-	-	-	-	-	(2,106,600)	-	(15,827)	(2,122,427)
Foreign currency translation adjustment	-	-	-	-	-	-	(50,427)	-	(50,427)
Balance as at June 30, 2020	4,518,865	$452	-	$-	$25,572,545	$(10,280,741)	$(352,649)	$5,659,589	$20,599,196

Balance as at July 1, 2020	4,518,865	$452			$25,572,545	$(10,280,741)	$(352,649)	$5,659,589	$20,599,196
Issuance of ordinary shares for professional services	863,335	86	-	-	4,632,621	-	-	-	4,632,707
Issuances of ordinary shares in connection with certain private placements	3,797,488	380	-	-	14,126,275	-	-	-	14,126,655
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	10,325,000	1,033	-	-	34,066,682	-	-	-	34,067,715
Issuance of ordinary shares in connection with exercise of warrant	179,942	18	-	-	809,768	-	-	-	809,786
Issuance of ordinary shares in connection with earn-out payment	700,000	70	-	-	1,709,930	-	-	-	1,710,000
Net loss (income) for the year	-	-	-	-	-	(8,132,886)	-	89,773	(8,043,113)
Foreign currency translation adjustment	-	-	-	-	-	-	(2,428,836)	-	(2,428,836)
Balance as at June 30, 2021	20,384,630	$2,039	-	$-	$80,917,821	$(18,413,627)	$(2,781,485)	$5,749,362	$65,474,110

Balance as at July 1, 2021	20,384,630	$2,039	-	$-	$80,917,821	$(18,413,627)	$(2,781,485)	$5,749,362	$65,474,110
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	15,000,000	1,500	-	-	20,808,500	-	-	-	20,810,000
Issuances of ordinary shares in connection with certain private placements	66,157,164	6,616	-	-	54,339,509	-	-	-	54,346,125
Repurchase of warrants	-	-	-	-	(6,439,200)	-	-	-	(6,439,200)
Share-based compensation with employees	-	-	975,000	98	653,154	-	-	-	653,252
Share-based compensation with non-employees	15,232,000	1,523	-	-	4,967,700	-	-	-	4,969,223
Net loss for the year	-	-	-	-	-	(24,325,708)	-	(1,497,967)	(25,823,675)
Foreign currency translation adjustment	-	-	-	-	-	-	(552,315)	-	(552,315)
Balance as at June 30, 2022	116,773,794	$11,678	975,000	$98	$155,247,484	$(42,739,335)	$(3,333,800)	$4,251,395	$113,437,520

See notes to the consolidated financial statements

BIT BROTHER LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2022	2021	2020
Cash Flows from Operating Activities:
Net loss	$(25,823,675)	$(8,043,113)	$(2,122,427)
Less: net (loss) income from discontinued operations	(12,476,571)	183,210	(32,301)
Net loss from continuing operations	(13,347,104)	(8,226,323)	(2,090,126)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrants	(65,576)	(275,055)	(282,232)
Share based compensation expenses	5,622,475	4,632,707	4,417
Depreciation of property and equipment	278,705	87,176	88,798
Loss from disposal of property and equipment	5,365	43,556	10,912
Impairment of property and equipment	69,566	-	-
Impairment of deposits for property and equipment	2,561,110	-	-
Amortization of intangible assets	8,352	8,423	7,628
Amortization of right of use assets	192,045	221,909	137,410
Equity investment loss	279,817	160,911	22,245
Impairment of long-term investments	412,707	-	-
Writing off accounts receivable	116,492	-	-
Provision of inventories	349,421	-	-
Changes in assets and liabilities:
Trade receivables	137	32,085	(11,344)
Inventories	(357,547)	16,155	818
Prepayments	5,610	-	57,380
Other current assets	22,087	(116,728)	156,598
Other noncurrent assets	12,235	78,892	106,667
Trade payable	273,895	379	(61,871)
Unearned income	(47,962)	(43,125)	30,403
Other current liabilities	(11,276)	(40,157)	(97,106)
Lease liabilities	(189,209)	(323,721)	(58,876)
Net cash used in operating activities from continuing operations	(3,808,655)	(3,742,916)	(1,978,279)
Net cash (used in) provided by operating activities from discontinued operations	(2,448,454)	336,451	80,745
Net cash used in operating activities	(6,257,109)	(3,406,465)	(1,897,534)

Cash Flows from Investing Activities:
Purchases of property and equipment	(461,537)	(178,816)	(287,216)
Payment of deposits in property and equipment	(47,492,778)	(8,730,822)	(203,621)
Proceeds from disposal of property and equipment	-	-	126,125
Purchases of intangible assets	(29,838)	(4,859)	-
Purchases of digital assets	(1,300,000)	-	-
Collection of short-term investments	-	1,962,916	995,563
Loans to third parties	(35,826,449)	(17,543,492)	-
Collection of loans from a third party	12,310,631	832,538	-
Loans to a related party	(650,000)	-	-
Cash in connection with step acquisition of subsidiaries	477,246	-	-
Investments in equity investees	(1,227,070)	(1,501,798)	(210,000)
Acquisition of a subsidiary, net of cash acquired	-	-	(2,400,000)
Net cash used in investing activities from continuing operations	(74,199,795)	(25,164,333)	(1,979,149)
Net cash provided by (used in) investing activities from discontinued operations	2,061,136	(1,697,588)	(21,818)
Net cash used in investing activities	(72,138,659)	(26,861,921)	(2,000,967)

Cash Flows from Financing Activities:
Cash raised in private placement of ordinary shares	54,346,125	14,126,655	-
Cash raised in registered direct offering, net of transaction costs	20,810,000	34,067,715	4,540,350
Cash paid for repurchase of warrants	(6,439,200)	-	-
Capital injection from shareholders	-	150,994
Net cash provided by financing activities from continuing operations	68,716,925	48,345,364	4,540,350
Net cash used in financing activities from discontinued operations	-	-	-
Net cash provided by financing activities	68,716,925	48,345,364	4,540,350

Effect of exchange rate changes on cash and cash equivalents	1,555,211	(2,230,303)	1,099

Increase in cash and cash equivalents from continuing operations	(7,734,920)	15,511,009	545,825
Increase in cash and cash equivalents from discontinued operations	(388,712)	335,666	97,123
Increase in cash and cash equivalents	(8,123,632)	15,846,675	642,948

Cash and cash equivalents from continuing operations, beginning of year	20,725,579	5,214,570	4,668,745
Cash and cash equivalents from discontinued operations, beginning of year	432,789	97,123	-
Cash and cash equivalents at beginning of year	21,158,368	5,311,693	4,668,745

Cash and cash equivalents at end of year	$13,034,736	$21,158,368	$5,311,693
Less: Cash and cash equivalents from discontinued operations, end of year	(44,077)	(432,789)	(97,123)
Cash and cash equivalents form continuing operations, end of year	$12,990,659	$20,725,579	$5,214,570

Supplemental disclosures of cash flow information:
Interest paid	$-	$-	$-
Tax paid	$-	$-	$-

Major non-cash transactions:
Issuance of ordinary shares for professional services	$-	$4,632,707	$4,417
Issuance of ordinary shares for acquisition of a subsidiary	$-	$-	$3,400,000
Issuance of ordinary shares for earn-out payment	$-	$1,710,000	$-
Lending digital assets to a related party	$1,300,000	$-	$-

See notes to the consolidated financial statements

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Brother Ltd. (formerly known as Urban Tea, Inc. or Delta Technology Holdings Limited) (“BTB” or the “the Company”) is a holding company that was incorporated on November 28, 2011, under the laws of the British Virgin Islands (“BVI”).

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

Contractual Agreements between WFOEs and Hunan MYT, 39Pu and Hunan BTB

On November 19, 2018, Mingyuntang (Shanghai) Tea Co., Ltd.(“Shangai MYT”), a wholly owned subsidiary of the Company incorporated in the PRC, entered into a series of variable interest entity (“VIE”) agreements with Hunan Mingyuntang Brand Management Company (“Hunan MYT”) and its shareholder Peng Fang. The VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Hunan MYT, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan MYT. The purpose of the VIE Agreements is solely to give Shanghai MYT the exclusive control over Hunan MYT’s management and operations. Hunan MYT commenced the operation in December 2018, which was engaged in specialty tea product distribution and retail business by provision of high-quality tea beverages in its tea shop chain.

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

On May 13, 2021, Qingdao Ether Continent Digital Technology Co., Ltd. (“BTB Qingdao”), a wholly owned subsidiary of the Company incorporated in the PRC, entered into a series of variable interest entity agreements (“BTB VIE Agreements”) with Hunan Bit Brother Holding Limited (“BTB Hunan”) and Hunan Bit Brothers Digital Technology Co., Ltd (“BTB Hunan Digital”) and all of their shareholders. The BTB VIE Agreements are designed to provide BTB Qingdao with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of both BTB Hunan and BTB Hunan Digital, including absolute control rights and the rights to the management, operations, assets, property and revenue of both BTB Hunan and BTB Hunan Digital. The purpose of the both BTB Hunan and BTB Hunan Digital VIE Agreements is solely to give BTB Qingdao the exclusive control over both BTB Hunan and BTB Hunan Digital’s management and operations.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Setup new subsidiaries

On April 21, 2021, Bit Brother NY acquired a wholly owned subsidiary, Futureway International Management Limited (“BTB HK”) in Hong Kong. On May 25, 2021 and November 1, 2021, BTB HK formed Hunan Bit Brother Investment Limitded (“BTB Investment”) and Suzhou BTBox Technology Co., Ltd.,(“BTBox”) both are wholly owned subsidiaries in the PRC.

During the year ended June 30, 2022, Futureway Investment setup Hunan Yi Tai Continental Holding Group Co., Ltd. (“Hunan Yi Tai”), Hunan Box Technology Co., Ltd. (“Hunan Box”), and Hunan Mobile Box Technology Co., Ltd.(“Hunan MBox”) in the PRC, over which Futureway Investment owned equity interest of 100%, 99% and 100%, respectively.

BTB Hunan, BTB Hunan Digital and BTB HK and its subsidiaries shall conduct the Company’s planned business including but not limited to global cryptocurrency mine distribution, HashRate leasing, global cryptocurrency cross-regional payment and settlement system, cryptocurrency mining pool building and running, cryptocurrency deposit and loan, non-homogeneous tokens, and cryptocurrency exchange services.

Disposition of 39Pu

On August 3, 2022, the Company and Guangzhou Baogu Trading Co., Ltd. (the “Purchaser”) entered into certain share purchase agreements (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase 51% of the issued and outstanding shares of Hunan 39 Pu Tea Co., Ltd., a PRC limited company (“39 Pu”), which is controlled by the Company through a series of contractual agreements (the “VIE Agreements”), in exchange for cash consideration of RMB 8 million (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the majority shareholder of 39 Pu and as a result, assume all assets and liabilities of 39 Pu. The Disposition closed on August 4, 2022.

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. The disposition of 39Pu met the criteria in paragraph 205-20-45-1E and was reported as a discontinued operation (Note 4).

As of June 30, 2022, the Company had two operating and reportable segments, namely 1) retail business by provision of high-quality tea beverages in its tea shop chain business, and 2) planned blockchain business expected to start operation in the year ended June 30, 2023.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
BTB	November 28, 2011	BVI	Parent	Investment holding
Wholly owned subsidiaries of BTB
Bit Brother New York Inc. (“BTB NY”)	May 22, 2018	USA	100% owned by BTB	Investment holding
Bitmine Inc. (“Bitmine”)	[November 29, 2021	USA	100% owned by BTB	Blockchain business
NTH Holdings Limited (“MYT BVI”)	August 28, 2018	BVI	100% owned by BTB	Investment holding
BTB Limited (“BTB HK”)	July 10, 2020	Hong Kong	100% owned by BTB NY	Investment holding
Tea Language Group Limited (“MYT HK”)	September 11, 2018	Hong Kong	100% owned by MYT BVI	Investment holding
BTBox	November 1, 2021	PRC	100% owned by BTB HK	Blockchain business
BTB Investment	May 25, 2021	PRC	100% owned by BTB HK	Blockchain business
Hunan Yitai	December 20, 2021	PRC	100% owned by BTB Investment	Blockchain business
Hunan Box	September 22, 2021	PRC	99% owned by BTB Investment	Blockchain business
Hunan MBox	April 11, 2022	PRC	100% owned by BTB Investment	Blockchain business
Hunan Yitai Continental Digital Technology Co., Ltd. (“Hunan Yi Tai Digital”)	December 30, 2021	PRC	100% owned by Hunan Yitai	Blockchain business
Shanghai MYT	October 19, 2019	PRC	100% owned by MYT HK	Investment holding
BTB Qingdao	March 22, 2021	PRC	100% owned by MYT HK	Investment holding
VIE
BTB Hunan	May 13, 2021	PRC	VIE	Blockchain business
Hunan MYT	October 17, 2018	PRC	VIE	Provision of high-quality tea beverages in its tea shop chain
39Pu*	April 14, 2011	PRC	VIE	Dark tea distribution
VIEs’ Subsidiaries
BTB Hunan Digital	May 20, 2021	PRC	100% owned by BTB Hunan	Blockchain business
Changsha Kaidian Daren Food Trading Co., Ltd. (“Kaidiandaren”)	May 27, 2014	PRC	51% owned by Hunan MYT	Provision of high-quality tea beverages in its tea shop chain
Hunan Chuangyeying Brand Management Co., Ltd. (“Chuangyeying”)	December 13, 2013	PRC	51% owned by Hunan MYT	Provision of high-quality tea beverages in its tea shop chain

*	On August 4, 2022, the Company closed termination of VIE agreements with 51% equity owners of 39Pu. According to ASC 205-20, 39Pu was presented as a discontinued operation in the consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

(b)	Consolidation of Variable Interest Entity

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated and owned and controlled by PRC citizens. Specifically, these representative PRC domestic companies are Hunan BTB, Hunan MYT and 39Pu. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies.

The Company has entered into certain exclusive business cooperation agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, share pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements, WFOEs provide VIEs with technical support, consulting services and management services on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, VIEs granted an irrevocable and exclusive option to WFOEs to purchase from each of VIEs, any or all of VIEs’ assets at the lowest purchase price permitted under the PRC laws. Should WFOEs exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to VIEs by WFOEs under the agreement, WFOEs are entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of WFOEs based on the value of services rendered by WFOEs and the actual income of VIEs from time to time, which is substantially equal to all of the net income of Hunan MYT and Hunan BTB, and 51% of net income of 39Pu, respectively.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by WFOEs with 30-day prior written notice. VIEs do not have the right to terminate the agreement unilaterally. WFOEs may unilaterally extend the term of this agreement with prior written notice.

Exclusive Option Agreement

Under the Exclusive Option Agreement between equity holders of VIEs and WFOEs, irrevocably granted WFOEs (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in VIEs. The option price is equal to the capital paid in by Peng Fang subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement remains effective for a term of ten years and may be renewed at WFOEs’ election.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

Share Pledge Agreement

Under the Share Pledge Agreement, equity holders of VIEs pledged all of their equity interests in VIEs to WFOEs to guarantee the performance of VIEs’ obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in any event of default, as set forth in the Share Pledge Agreement, including that VIEs and their equity holders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOEs, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged equity interest in accordance with applicable PRC laws. WFOEs shall have the right to collect any and all dividends declared or generated in connection with the equity interest during the term of pledge.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by VIEs, respectively. WFOEs shall cancel or terminate the Share Pledge Agreement upon VIEs’ full payment of fees payable under the Exclusive Business Cooperation Agreement.

Timely Reporting Agreement

To ensure VIEs promptly provide all of the information that WFOEs and the Company need to file various reports with the SEC, a Timely Reporting Agreement was entered between WFOEs, and VIEs, respectively. Under the Timely Reporting Agreement, VIEs each agreed that it is obligated to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can file all necessary SEC and other regulatory reports as required.

Although it is not explicitly stipulated in the Timely Reporting Agreement, the parties agreed its term shall be the same as that of the Exclusive Business Cooperation Agreement.

Power of Attorney

Under the Power of Attorney, equity holders of VIEs authorized WFOEs to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of VIEs, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of VIEs.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as equity holders of VIEs are shareholders of Company.

The VIE Agreements became effective immediately upon their execution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

VIE is an entity that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. WFOEs are deemed to have a controlling financial interest and be the primary beneficiary of VIEs, because WFOEs have both of the following characteristics:

1.	power to direct activities of a VIE that most significantly impact the entity’s economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

Pursuant to the VIE Agreements, Hunan MYT and 39Pu pay service fees equal to 100% and 51% of their respective net income to Shanghai MYT, respectively, and BTB Hunan pays service fees equal to 100% of its net income to BTB Qingdao. At the same time, Shanghai MYT is entitled to receive 100% and 51% of expected residual returns from VIEs, respectively. The VIE Agreements are designed so that VIEs operate for the benefit of the Company. Accordingly, the accounts of VIEs are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s consolidated financial statements.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE agreements, it may not be able to exert effective control over VIEs and its ability to conduct its business may be materially and adversely affected.

Since the Company has not commenced its blockchain business, currently all of the Company’s main current operations are conducted through Hunan MYT since November 2018, and through 39Pu since October 2019. was Current regulations in China permit VIEs to pay dividends to the Company only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of VIEs to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

Since the VIE agreements with 39Pu were terminated in August 2022, and 39Pu was accounted for as discontinued operations, the following financial statement balances and amounts reflect the financial position and financial performances of Shanghai MYT and BTB Hunan and their respective subsidiaries, which were included in the consolidated financial statements as of June 30, 2022 and 2021, and for the years ended June 30, 2022, 2021 and 2020,  after elimination of intercompany transactions and balances:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

	June 30, 2022	June 30, 2021
ASSETS
Cash	$922,197	$1,348,776
Short-term investments	-	116,417
Inventories	121,733	104,296
Loan due from a third party	-	12,301,391
Other current assets	51,004	241,239
Long-term investment	1,100,294	1,144,306
Goodwill	227,683	-
Property and equipment, net	2,278,091	758,302
Deposits for plant, property and equipment	45,755,946	1,006,234
Other noncurrent assets	131,266	271,284
Total Assets	$50,588,214	$17,292,785

Other liabilities	666,841	218,577
Total Liabilities	$666,841	$218,577

	For the Years Ended June 30,
	2022	2021	2020
Revenue	$765,094	$358,515	$448,000
Net loss	(2,671,274)	(401,387)	(1,558,038)

(c)	Use of estimates

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Segment reporting (continued)

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

Because 39Pu was accounted for discontinued operations (Note 1) for the years ended June 30, 2022 and 2021, and accordingly the dark tea distribution business conducted by 39Pu was not identified as an operating segment.

For the years ended June 30, 2022 and 2021, the Company the Company identifies two operating business lines, including retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT, and planned blockchain business to be conducted by Hunan BTB. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

For the year ended June 30, 2020, the Company had one operating business line, which was retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT.

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

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. As of June 30, 2022 and 2021, the carrying value of financial items of the Company including cash and cash equivalents, trade receivables, loan due from third parties, due from a related party, other receivables, trade payables and other payables approximate their fair values due to their short-term nature and are classified within Level 1 of the fair value hierarchy.

The inputs used to measure the estimated fair value of warrants are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of warrant liabilities is discussed in Note 11.

As of June 30, 2021, the Company’s warrant liabilities were comprised of private placement warrants relating to a private placement closed on November 21, 2017, and the warrants issued to the agent for the registered direct offering on May 24, 2019 (Note 11), at the fair value of $27,339, and $38,237, respectively. As of June 30, 2022, the fair value of these warrants were $nil.

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

The Company considered the amounts of receivables in dispute and wrote off accounts receivables of $112,232 and $nil as of June 30, 2022 and 2021.

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

As of June 30, 2022, the Company had certain obsolescent inventories and accrued inventory provision of $336,643. As of June 30, 2021, the Company had no inventory provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Property and equipment

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

The Company determined the sum of the undiscounted cash flows expected to result from the use of the asset by projecting future revenue and operating expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions. The Company’s evaluation resulted in impairment charges of $69,566, $nil and $nil on property and equipment during the years ended June 30, 2022, 2021, and 2020.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Long-term investments

In accordance with ASC 323 “Investments - Equity Method and Joint Ventures,”, the Company accounts for the investment using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee.

Under the equity method, the Company initially records its investment at cost. The Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of income and comprehensive income and its share of post-acquisition movements in accumulated other comprehensive loss is recognized in other comprehensive loss. The Company records its share of the results of the equity investees on a one quarter in arrears basis. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. For the years ended June 30, 2022, 2021 and 2020, the Company recognized impairment of $412,707, $nil, and $nil against investments in equity method investees.

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

Disaggregation of revenue

The Company disaggregates its revenue from contracts by segments, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2022, 2021 and 2020 is as follows:

	For the Years Ended June 30,
	2022	2021	2020
Sales of tea products, beverages and light meals in retail shop chains from continuing operations	$765,094	$358,515	$448,000
Sales of dark tea products from discontinued operations	1,670,659	5,353,166	417,705
	$2,435,753	$5,711,681	$865,705

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Income taxes

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2022. As of June 30, 2022, income tax returns for the tax years ended December 31, 2016 through December 31, 2021 remain open for statutory examination by PRC tax authorities.

(q)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended June 30, 2022, 2021 and 2020, respectively. The number of warrants is omitted excluded from the computation as the anti-dilutive effect.

(r)	Comprehensive loss

Comprehensive loss includes net income (loss) and other comprehensive foreign currency adjustments income. Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss.

Accumulated other comprehensive loss, as presented on the consolidated balance sheets are the cumulative foreign currency translation adjustments.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Share-based payments

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of June 30, 2022.

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

In August 2022, the Company terminated VIE agreements with shareholders of 39Pu, which conducts dark tea distribution business conducted. The termination met all the conditions required in order to be classified as a discontinued operation (Note 1). Accordingly, the operating results of the dark tea distribution segment are reported as a loss from discontinued operations in the accompanying consolidated financial statements for all periods presented. For additional information, see Note 4, “Termination of VIE Agreements with Shareholders of 39Pu”.

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

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

(y)	Non-controlling interest

Non-controlling interests represent the equity interests in the subsidiaries that are not attributable, either directly or indirectly, to the Company.

(z)	Goodwill

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

For the years ended June 30, 2022, the Company provided full impairment charge against goodwill arising from acquisition of 39Pu due to termination of VIE agreements with 39Pu shareholders in August 2022. The impairment was charged as a component of “(loss) income from discontinued operations” in the consolidated statements of operations and comprehensive loss.

For the years ended June 30, 2021 and 2020, the Company did not provide impairment charge against goodwill.

(aa)	Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period, primarily for the effects of discontinued operations of 39Pu (see Note 4 for detail) and reverse split of the Company’s ordinary shares (see Note 11 for detail).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)	Recently announced accounting standards

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2022, approximately $12.0 million was deposited with a bank in the United States which was insured by the government up to $250,000, and approximately $0.9 million was primarily deposited in financial institutions located in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $75,000). To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

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

3.	RISKS (CONTINUED)

(c)	Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s major assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significant affected.

(d)	VIE risk

It is possible that the VIE Agreements would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company were unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIEs. Consequently, the VIE’s results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements among WFOEs, VIEs and their respective shareholders are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of VIEs, the VIEs of the Company, each of which holds certain recognized revenue-producing assets including tea beverage related raw materials, lease arrangements, and dark tea products. The VIEs also have an assembled workforce, focused primarily on promotion and marketing, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIEs.

(e)	Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

4.	TERMINATION OF VIE AGREEMENTS WITH SHAREHOLDERS OF 39PU

On August 3, 2022, the Company and Guangzhou Baogu Trading Co., Ltd. (the “Gaogu”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, Baogu agreed to purchase 51% of the issued and outstanding shares of 39Pu, which is controlled by the Company through VIE Agreements, in exchange for cash consideration of RMB 8 million. Upon the closing of the transaction contemplated by the Disposition SPA, Baogu will become the majority shareholder of 39 Pu and as a result, assume all assets and liabilities of 39 Pu. The disposition was closed on August 4, 2022.

In accordance with ASC 205-20-45, 39Pu met the criteria as a discontinued operation as June 30, 2022. As of June 30, 2022 and 2021, the assets and liabilities relevant to the sale of 39Pu were classified as assets of discontinued group and the liabilities of discontinued group, respectively. The net income or loss of 39Pu were recognized as the “net (loss) income from discontinued operations” in the consolidated statements of operations and comprehensive loss for the years ended June 30, 2022, 2021 and 2020.

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale in the consolidated balance sheet as of June 30, 2022 and 2021:

	June 30, 2022	June 30, 2021
ASSETS
Cash	$44,078	$432,789
Short-term investments	647,819	2,526,328
Trade receivables	374,697	291,106
Inventories	723,199	1,362,700
Other current assets	108,301	315,934
Goodwill	-	9,573,081
Property and equipment, net	938,408	1,243,805
Intangible assets	1,672	2,106
Right of use assets	234,047	981,264
Total Assets	$3,072,221	$16,729,113

LIABILITIES
Other current liabilities	$51,818	$323,313
Income tax payable	142,447	147,759
Lease liabilities	124,263	925,097
Total Liabilities	$318,528	$1,396,169

4.	TERMINATION OF VIE AGREEMENTS WITH SHAREHOLDERS OF 39PU (CONTINUED)

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended June 30, 2022, 2021 and 2020:

	For the Years Ended June 30,
	2022	2021	2020
Revenue	$1,672,504	$5,353,166	$417,705
Cost of revenues	(1,326,413)	(3,571,175)	(160,768)
General and administrative expenses	(2,790,108)	(1,619,508)	(426,655)
Impairment of goodwill	(9,573,081)	-	-
Other (expenses) income	(459,473)	166,269	137,417
Income tax expenses	-	(145,542)	-
Net (loss) income from discontinued operations	$(12,476,571)	$183,210	$(32,301)

5.	LOANS DUE FROM THIRD PARTIES

As of June 30, 2022 and 2021, the Company’s loans due from third parties was as following:

	June 30, 2022	June 30, 2021
Golden Mountain Solution Inc.	18,600,000	-
Golden Bridge Solution Inc.	3,822,785	-
Xie Juan	500,000	-
Wei Yuzhog	500,000	-
Golden Tree Inc.	100,000	-
Qingdao Gangganghao Technology Co., Ltd.	-	3,623,076
Qingdao Honghuanglv Media Co., Ltd.	-	619,329
Qingdao Xiaohuangbei Technology Co., Ltd.	-	4,722,386
Qingdao Dabutong Network Technology Co., Ltd.	-	3,337,140
Hunan Peiyuan Media Co., Ltd.	3,000,000	3,000,000
Li Xian	1,000,000	1,000,000
Lu Hongwen	714,027	714,027
	$28,236,812	$17,015,958

During the year ended June 30, 2021, the Company entered into certain loan agreements of approximately $16.7 million with seven customers for which the Company planned to provide blockchain business. The loans bear fixed interest rates were 6.7% per annum, and all matured on December 30, 2021. In December 2021, the Company collected principals of $12.3 million and extended the remaining loans for one year. The Company assessed the collection of interest was remote after the vendors repaid the principals, the Company reversed interest income of $80,918   during the year ended June 30, 2022. Accordingly, the Company wrote off interest receivable of the same amount.

During the year ended June 30, 2022, the Company entered into certain loan agreements of approximately $35.8 million with six customers for which the Company planned to provide blockchain business. The loans bear fixed interest rates ranging between 1% and 2.64% per annum, and matured through November 2022. The Company did not recognize interest income on loans until interest were received.

6.	BUSINESS COMBINATION

In October 2020, Hunan VIE acquired 51% equity interest in each of Chuangyeying Brand Management Co., Ltd. (“CYY”) and Store Master Food Trading Co., Ltd. (“Store Master”) in cash consideration of $376,462 and $681,252, respectively. In addition, the existing shareholders of CYY and Store Master will be rewarded additional incentives if certain performance targets were met. The Company did not accrue contingent consideration for the acquisition as the Company did not expect such perform targets would be met.

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

On January 1, 2022, Hunan VIE and other shareholders of CYY and Master Store approved a resolution, pursuant to which shareholders will vote on their shares, and other shareholders of CYY and Master Store will no longer have veto rights. According to ASC 805-30-55-11, Hunan VIE obtained control over both CYY and Master Store, and account for transaction as business combination using acquisition method.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

January 1, 2022
Net assets acquired	963,052
Goodwill	227,683
Foreign exchange adjustment	196,690
$1,387,425

Fair value of noncontrolling interest on acquisition date	$329,711
Total purchase price in cash	1,057,714
$1,387,425

Net assets acquired primarily consisted of the following:

January 1, 2022
Cash	459,792
Inventories	105,638
Other current assets	50,158
Property and equipment, net	802,137
$1,417,725
Less: other current liabilities	(454,673)
$963,052

7.	LONG-TERM INVESTMENTS

As of June 30, 2022 and 2021, the Company’s long-term investment was as following:

	June 30, 2022	June 30, 2021
Hunan Liangxi Cultural Media Co., Ltd. (“Liangxi”)	$1,182,195	$-
Urban Tea Management Inc. (“Meno”)	310,000	310,000
Guokui Management Inc. (“Guokui”)	320,000	320,000
CYY	-	394,822
Store Master	-	714,478
Less: Share of results of equity investees	(299,194)	(182,287)
Impairment of investment in equity investees	(412,707)	-
	$1,100,294	$1,557,013

Investment in other equity investee

During the year ended June 30, 2022, the Company made investment of $1,227,070 in Liangxi, over which the Company owned 49% equity interest. The Company does not control the equity investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures”, the Company accounted for the investments using equity method.

For the period from acquisition through June 30, 2022, Liangxi incurred net loss of $173,490 and the Company recorded share of equity loss of $85,010 in Liangxi.

Investments in Meno and Guokui

During the year ended June 30, 2021, the Company made investments aggregating $310,000 in Meno, in which the Company and an unrelated third party owned equity interest of 70% and 30%, respectively, and was entitled to 51% and 49% profit earned from Meno, respectively.

During the year ended June 30, 2021, the Company entered into a share purchase agreement, pursuant to which the Company agreed to pay $400,000 in cash to acquire 80% equity interest in Guokui, in which the Company and other unrelated third party investor were entitled to 51% and 49% profit earned from Guokui, respectively. The investment was for the purpose of expansion its tea shop chain to overseas market.

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

For the year ended June 30, 2022, the Company accrued full impairment of $412,707 against the investments in Meno and Guokui, as the operation performance was far from satisfactory, and Company assessed a decline in fair value below the carrying value is other-than-temporary.

For the years ended June 30, 2022, 2021, and 2020, the equity investees incurred net loss aggregating $nil and $195,048, and $22,245, respectively.

Investments in CYY and Store Master

As mentioned in Note 6, the Company accounted for investments in CYY and Store Master using equity method before January 1, 2022, and consolidated CYY and CYY since January 1, 2022 as the Company obtained control over these two investees.

8.	PROPERTY AND EQUIPMENT, NET

The property and equipment consisted of the following:

	June 30, 2022	June 30, 2021
Building	$930,695	$-
Office equipment	687,040	601,907
Vehicles	561,918	180,293
Leasehold improvements	1,056,670	155,278
Less: accumulated depreciation	(616,627)	(179,176)
	$2,619,696	$758,302

The Company depreciated property and equipment from the next month to when the assets was available for use. For the years ended June 30, 2022, 2021, and 2020, the depreciation expenses were $278,705, $87,176, and $88,798, respectively.

9.	DEPOSITS FOR PROPERTY AND EQUIPMENT

Deposits for property and equipment consisted of the following:

	June 30, 2022	June 30, 2021
Deposits for leasehold improvements (1)	$-	$1,005,234
Deposits for mining equipment (2)	66,244,707	8,630,005
Less: impairment of deposits for mining equipment	(2,561,110)	-
	$63,683,597	$9,635,239

(1)	The deposits for leasehold improvements mainly represented the deposits for lease improvements of the Company’s research and development center which was completed in October 2022.

(2)	The deposits for mining equipment was mainly for the deposits for cryptocurrency miners as the Company planned to launch its blockchain business. As of June 30, 2022, certain vendors from suffered adverse impact from COVID-19 pandemic and worldwide economic recession and could not deliver miners on time, accordingly the Company accrued impairment of 2,561,110 as of June 30, 2022

10.	OPERATING LEASE

As of June 30, 2022, the Company leases offices space and tea shop stores under certain non-cancelable operating leases, with terms matured through December 2023.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2022	June 30, 2021
Rights of use lease assets	$120,043	$183,908

Operating lease liabilities, current	86,547	147,205
Operating lease liabilities, noncurrent	17,820	17,990
Total operating lease liabilities	$104,367	$165,015

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2022 and 2021:

	June 30, 2022	June 30, 2021
Remaining lease term and discount rate
Weighted average remaining lease term (years)	1.13	2.10
Weighted average discount rate	4.75%	4.75%

Rent expense for the years ended June 30, 2022, 2021, and 2020 was $164,454, $226,055, and $377,261, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2022:

Twelve months ended June 30,	Lease payment
2023	$86,977
2024	20,113
Total lease payments	107,090
Less: imputed interest	(2,723)
Present value of lease liabilities	$104,367

11.	EQUITY

Ordinary shares

On August 25, 2020, the Company’s board approved a 1 for 10 reverse split of its ordinary shares (the “Reverse Split”), which became effective on August 27, 2020, and was retroactively applied as if the transaction occurred at the beginning of the period presented

On February 16, 2022, the Company’s shareholders adopted its Memorandum and Articles of Association by a special resolution, pursuant to which the Company’s authorized share capital was divided into Class A ordinary shares and Class B ordinary shares effective immediately on February 16, 2022 (“Redesignation”). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 20 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

-	Class A ordinary shares

As of June 30, 2020, there were 4,518,865 shares ordinary shares issued and outstanding.

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

On April 28, 2021, the Company and certain institutional investors entered into a securities purchase agreement, pursuant to which the Company agreed to sell to such investors an aggregate of 6,950,000 ordinary shares, no par value, at a price of $3.6 per share, for gross proceeds of approximately $25.0 million and net proceeds of approximately $23.1 million. The offering closed on April 30, 2021 (“April Registered Direct Offering”).

For the year ended June 30, 2021, the Company issued 863,335 ordinary shares to certain consultants for investigation, analysis and strategy making for the blockchain business. The fair value of the ordinary shares were referred to market price on issuance date, ranging between $1.68 and $5.70, and the Company recorded expenses of approximately $4.63 million.

On January 12, 2021, the Company issued 700,000 ordinary shares as earn-out payments to the shareholders of 39Pu who sold 51% equity interest to the Company.

During February through March 2021, certain institutional investors, who subscribed for ordinary shares in direct offering in May 24, 2019, exercised warrants to purchase 179,942 ordinary shares.

On July 16, 2021, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company sold 15,000,000 of its ordinary shares and warrants to purchase 15,000,000 Ordinary Shares in a registered direct offering (“July Registered Direct Offering”), for gross proceeds of approximately $22.5 million and net proceeds of approximately $20.8 million. The warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.50.

11.	EQUITY (CONTINUED)

On September 16, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 14,152,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one share each with an initial exercise price of $0.8875 per Share, at a price of $0.71 per Unit, for an aggregate purchase price of approximately $10.05 million (“September Private Placement”). The transaction was closed on October 7, 2021.

On October 14, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 15,814,652 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one share each with an initial exercise price of $0.875 per Share, at a price of $0.71 per Unit, for an aggregate purchase price of approximately $11.07 million (“October Private Placement”). The transaction was closed on November 5, 2021.

On October 14, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 4,000,000 ordinary shares of the Company, no par value, at a price of $0.57 per share, for an aggregate purchase price of approximately $2.28 million. The transaction was closed on November 5, 2021.

On November 5, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 27,740,512 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one share each with an initial exercise price of $1.05 per Share, at a price of $0.875 per Unit, for an aggregate purchase price of approximately $24.27 million (“November Private Placement”). The transaction was closed on November 10, 2021.

In November 2021, certain institutional investors of July Registered Direct Offering exercised warrants to purchase 4,450,000 ordinary shares of the Company, no par value, for an aggregate purchase price of approximately $6.68 million.

For the year ended June 30, 2022, the Company issued 15,232,000 ordinary shares to five employees and three non-employees for their services provided during the year. The fair value of the ordinary shares were referred to market price on issuance date, ranging between $0.33 and $0.34, and the Company recorded expenses of approximately $5.62 million.

-	Class B ordinary shares

On December 9, 2021, the Company granted 1,300,000 Class B ordinary shares to the Company’s chief executive officer as a part of the compensation expenses for the period of October 1, 2021 through September 30, 2022. The grant-date share price was $0.67 per share. For the year ended June 30, 2022, the Company issued 975,000 Class B ordinary shares and recorded share-based compensation expenses of $653,252.

As of June 30, 2022 and 2021, the Company had 116,773,794 and 20,384,630 shares of Class A ordinary shares issued and outstanding, respectively. As of June 30, 2022 and 2021, the Company had 975,000 and nil shares of Class B ordinary shares issued and outstanding, respectively.

11.	EQUITY (CONTINUED)

Warrants

A summary of warrants activity for the years ended June 30, 2021, 2020 and 2019 was as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of June 30, 2020	239,675	3.67 years
Exercise of direct offering warrants	(179,942)		May 23, 2024
Granted in April Registered Direct Offering	6,950,000	5.5 years	October 29, 2025
Granted in April Private Placement	11,392,464	5.5 years	October 19, 2025
Balance of warrants outstanding as of June 30, 2021	18,402,197	5.31 years
Granted in July Registered Direct Offering	15,000,000	5 years	July 15, 2026
Granted in September Private Placement	4,717,333	5.5 years	March 15, 2027
Granted in October Private Placement	5,271,551	5.5 years	April 13, 2027
Granted in November Private Placement	9,246,837	5.5 years	May 4, 2028
Exercise of warrants issued in July Registration Direct Offering	(4,450,000)		July 15, 2026
Repurchase of warrants issued in April Registered Direct Offering	(5,549,000)		October 29, 2026
Repurchase of warrants issued in July Registered Direct Offering	(10,549,000)		July 15, 2026
	$32,089,918	4.88 years

As of June 30, 2020, the Company had warrants to purchase 239,675 Class A ordinary shares, among which 35,973 shares shall be exercised at $13.1 per share and 203,702 shares shall be exercised at $0.51. These warrants were classified as liability with changes in fair value charged to consolidated statements of operations and comprehensive loss. During February through March 2021, the investors exercised warrants to purchase 179,942 ordinary shares.

As at June 30, 2022 and 2021, the fair value of the warrants were $nil and $65,581, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. The valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

Private placement warrants

In connection with the April Private Placement, September Private Placement, October Private Placement and November Private Placement, the Company issued warrants to purchase 11,392,464 Class A ordinary shares, 4,717,333 Class A ordinary shares, 5,271,551 Class A ordinary shares and 9,246,837 Class A ordinary shares, respectively. These warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $3.6 per share, 0.8875 per share, $0.875 per share, and $1.05 per share, respectively, for cash. The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant Shares. The warrants shall expire five and a half (5.5) years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The warrants were classified as equity as they were indexed to the Company’s own stocks and classified as the Company’s equity.

11.	EQUITY (CONTINUED)

On the issuance dates, the Company estimated fair value of the warrants in connection with the April Private Placement, September Private Placement, October Private Placement and November Private Placement at $5,213,951, $2,287,907, $2,477,629 and $6,139,900, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. The valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”. The key assumption used in estimates are as follows:

	April 20, 2021	September 16, 2021	October 14, 2021	November 5, 2021
Terms of warrants	5.5 years	5.5 years	5.5 years	5.5 years
Exercise price	4.65	0.89	0.88	1.05
Risk free rate of interest	0.46%	0.84%	1.05%	1.04%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Annualized volatility of underlying stock	57.02%	56.38%	56.37%	56.42%

Registered direct offering warrants

In connection with April Registered Direct Offering and July Registered Direct Offering, the Company issued warrants to purchase 6,950,000 Class A ordinary shares and 15,000,00 Class A ordinary shares, respectively. These warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $3.6 and $1.5 per share, respectively, for cash. The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant Shares. The warrants shall expire five and a half (5.5) years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The warrants were classified as equity as they were indexed to the Company’s own stocks and classified as the Company’s equity.

On the issuance dates, the Company estimated fair value of the warrants in connection with the April Registered Direct Offering and July Registered Direct Offering at $7,888,250 and $6,045,000, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. The valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”. The key assumption used in estimates are as follows:

The key assumption used in estimates are as follows:

	April 30, 2021	July 16, 2021
Terms of warrants	5.5 years	5.5 years
Exercise price	3.60	1.50
Risk free rate of interest	0.46%	0.79%
Dividend yield	0.00%	0.00%
Annualized volatility of underlying stock	55.87%	54.62%

In November 2021, certain institutional investors of July Registered Direct Offering exercised warrants to purchase 4,450,000 ordinary shares of the Company, no par value, for an aggregate purchase price of approximately $6.68 million.

On January 25, 2022, the Company entered into certain Warrant Purchase Agreement (the “Agreement”) with certain investors who subscribed for warrants issued in July Registered Direct Offering, pursuant to which the Company agreed to buy back warrants held by the investors with the right to purchase an aggregate of 10,549,000 Class A ordinary shares, no par value, of the Company, with an exercise price of $1.50 per Ordinary Share and an expiration date of July 20, 2026. The purchase price for each Warrant is $0.40.

On January 25, 2022, the Company entered into certain Warrant Purchase Agreement (the “Agreement”) with certain investors who subscribed for warrants issued in April Registered Direct Offering, pursuant to which the Company agreed to buy back warrants held by the investors with the right to purchase an aggregate of 5,549,000 Class A ordinary shares, no par value, of the Company, with an exercise price of $3.60 per Ordinary Share and an expiration date of October 29, 2025. The purchase price for each Warrant is $0.40.

As of June 30, 2022, the Company made fully payments of $6,439,200.

12	(LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted (loss) income per common share for the years ended June 30, 2022, 2021 and 2020, respectively:

	For the Years Ended June 30,
	2022	2021	2020
Net loss	$(25,823,675)	$(8,043,113)	$(2,122,427)
Net loss from continuing operations	$(13,347,104)	$(8,226,323)	$(2,090,126)
Net (loss) income from discontinued operations	$(12,476,571)	$183,210	$(32,301)

Weighted Average Shares Outstanding-Basic and Diluted	79,385,028	10,151,051	3,322,733

Loss per share- basic and diluted	$(0.33)	$(0.79)	$(0.64)
Net loss per share from continuing operations – basic and diluted	$(0.17)	$(0.81)	$(0.63)
Net (loss) income per share from discontinued operations – basic and diluted	$(0.16)	$0.02	$(0.01)

Basic (loss) income per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted (loss) per income share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended June 30, 2022, 2021, and 2020. The number of warrants is excluded from the computation as the anti-dilutive effect.

13.	INCOME TAXES

British Virgin Islands

Under the current tax laws of BVI, the Company and its subsidiary incorporated in the BVI are not subject to tax on income or capital gains.

The United States of America

BTB NY is incorporated in the State of New York in the U.S., and is subject to U.S. federal corporate income taxes. Bitmine is incorporated in the State of New Jersey in the U.S., and is subject to U.S. federal corporate income taxes.

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

As of June 30, 2022 and 2021, the Company’s federal net operating loss carryforward for U.S. income taxes was $13,446,058 and $9,216,271, respectively. The federal net operating loss carryforward is available to reduce future years’ taxable income through year 2037 and net operating losses generated before 2018 will not expire. Management believes that the realization of the benefit from this loss appears uncertain due to the Company’s operating history.

Utilization of the Company’s U.S. net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

Hong Kong

MYT HK and BTB HK are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, MYT HK and BTB HK are exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

The Company’s WFOEs and VIEs, and their subsidiaries are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

For the years ended June 30, 2022 and 2021, the Company’s continuing operations are not subject to current income tax expenses or deferred income tax expenses.

13.	INCOME TAXES (CONTINUED)

Below is a reconciliation of the statutory tax rate to the effective tax rate of continuing operations:

	For the Years Ended June 30,
	2022	2021	2020
PRC statutory income tax rate	25%	25%	25%
Effect of different tax rates available to different jurisdictions	(12.5)%	(14.8)%	(1.1)%
Effect of non-deductible expenses	(0.0)%	(0.0)%	(0.1)%
Effect of change in valuation allowance and others	(12.5)%	(10.2)%	(23.8)%
	0%	$0%	$0%

Deferred tax assets as of June 30, 2022 and 2021 consist of the following:

	June 30, 2022	June 30, 2021
Net operating loss carrying forward	$6,123,858	$4,449,630
Less: valuation allowance	(6,123,858)	(4,449,630)
Total Assets	$-	$-

As of June 30, 2022 and 2021, the Company had net operating loss carryforwards of $26,650,620 and $19,273,124, respectively. The net operating loss carryforwards begin to expire in the tax year ending December 31, 2024. The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in net loss. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of June 30, 2022 and 2021, full valuation allowance is provided against the deferred tax assets based upon management’s assessment as to their realization.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

14.	RELATED PARTY TRANSACTIONS AND BALANCES

In August 2021, the Company lent USDT of $1.3 million to Mr. Zhu Yi, who is legal representative of Hunan Yitai. The loan bore an interest rate of 1% with maturity date on May 29, 2023. As of June 30, 2022, the Company had a balance due from related party of $1,300,000.

During the year ended June 30, 2022, the Company made loans of $650,000 to Ms. Congying Liao, who is the legal representative of BTB Investment. The loan bore an interest rate of 2.64% with maturity date on November 18, 2022. As of June 30, 2022, the Company had a balance due from the related party of $650,000.

As of June 30, 2021, the Company had no balances due from or due to related parties. For the years ended June 30, 2021 and 2020, the Company did not incur significant related party transactions.

15.	COMMITMENTS AND CONTINGENCIES

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

16.	SEGMENT REPORTING

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

Because distribution of dark tea products conducted by 39Pu was classified as discontinued operations (Note 4) for the years ended June 30, 2022, 2021 and 2020, the Company does not take into distribution of dark tea products as a segment.

As of June 30, 2022 and 2021, the Company had two segments, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT, and to-be launched blockchain business conducted by Hunan BTB.

As of June 30, 2020, the Company had one segment, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT. Accordingly the net loss from continuing operations were all allocated to the segment of tea shop chain.

The following tables present the summary of each segment’s financial performance which is considered as a segment operating performance measure, for the years ended June 30, 2022 and 2021:

	For the Years Ended June 30, 2022
	Tea shop chains	Blockchain business	Unallocated	Total
Revenues	$765,094	$-	$-	$765,094
Cost of revenues	$(450,310)	$-	$-	$(450,310)
General and administrative expenses	$(1,809,435)	$(2,976,619)	$(5,622,476)	$(10,408,530)
Other (expenses) income	$(283,111)	$(2,560,131)	$(410,116)	$(3,253,358)
Net income (loss) from continuing operations before income taxes	$(1,761,389)	$(5,536,750)	$(6,048,965)	$(13,347,104)

	For the Years Ended June 30, 2021
	Tea shop chains	Blockchain business	Unallocated	Total
Revenues	$358,515	$-	$-	$358,515
Cost of revenues	$(180,214)	$-	$-	$(180,214)
General and administrative expenses	$(992,884)	$(63,949)	$(7,722,761)	$(8,779,594)
Other income	$214,041	$47,905	$113,024	$374,970
Net income (loss) from continuing operations before income taxes	$(600,542)	$(16,044)	$(7,609,737)	$(8,226,323)

17.	SUBSEQUENT EVENT

On August 2, 2022, Bit Brother New York Inc. (“BTB NY”), a subsidiary of Bit Brother Limited (the “Company”), entered into a plant lease (the “Lease”) with Petawatt Properties LLC (“Petawatt”) for approximately 220,000 square feet of space located at 695 West End Avenue, Carthage, County of Jefferson, New York (the “Plant”), having a 10 year term beginning on September 1, 2022 and ending on August 31, 2032 with an annual rental rate of US$1 million. Pursuant to the terms of the Lease, BTB NY paid a deposit (the “Deposit”) of US$100,000 and deposited US$3,900,000 (the “Escrow Amount”) as the first four years of rent, minus the Deposit, into an escrow account subject to an escrow agreement between BTB NY, Petawatt and an escrow agent dated of the same date. The rent shall be payable to Petawatt on August 1 for each year of the lease term.

The Plant is currently capable of hosting 12.5 megawatts of renewable or carbon neutral energy for BTB NY’s computer equipment, and can house BTB NY’s miners and equipment in containers outside the Plant. Pursuant to the terms of the Lease, Petawatt shall assist BTB NY in entering into supply agreements for an aggregate of 62.5 megawatts to be delivered to the Plant (the “Supply Agreements”), at a price not to exceed an average of $50 per megawatt, and on terms reasonably satisfactory to BTB NY.

In the event that (i) the first 12.5 megawatts of renewable or carbon neutral power is not available to BTB NY on or before October 1, 2022, (ii) the Supply Agreements are not executed before September 1, 2022, (iii) Petawatt is unable to deliver an amended certificate of occupancy for the Plant that shall permit use of the Plant for a supercomputer center in the name of BTB NY before September 1, 2022, or (iv) Petawatt is unable to deliver the Plant to BTB NY in a condition which is in compliance with all applicable laws, rules and regulations, BTB NY shall have the right to terminate the Lease and Petawatt shall immediately refund to BTB NY the Escrow Amount.

Petawatt was unable to deliver the Supply Agreements on terms reasonably satisfactory to BTB NY by September 1, 2022, and as a result BTB NY terminated the Lease Agreement with Petawatt on September 1, 2022, and the Escrow Amount has been fully refunded to BTB NY.

ITEM 19. EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 31, 2022	BIT BROTHER LIMITED

/s/ Xianlong Wu
Xianlong Wu
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association, incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015
1.2	Amended and Restated Articles of Association, incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015
1.3	Amended and Restated Memorandum and Articles of Association, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on November 4, 2019
1.4	Amended and Restated Memorandum and Articles of Association, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on June 15, 2021.
1.5	Amended and Restated Memorandum and Articles of Association, effective on February 16, 2022*
2.1	Specimen Unit Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.2	Specimen Public Warrant Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.3	Specimen Placement Warrant Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.4	Form of Warrant Agreement, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.5	Form of Unit Purchase Option, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.6	Form of Warrant, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on March 29, 2021
2.7	Form of Warrant, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.1	Form of Placement Agency Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 18, 2020
4.2	Form of Securities Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 18, 2020
4.3	Form of Lock-Up Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 18, 2020
4.4	Unofficial Translation of Acquisition Agreement entered into by and among Hunan MYT, Chuangyeying Brand Management Co., Ltd. (“CYY”), Changsha Store Master Food Trading Co., Ltd. (“Store Master”) and the shareholders of CYY and Store Master, dated October 30, 2020, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on November 17, 2020
4.5	Director Offer Letter by and between Yunfei Song and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on February 19, 2021
4.6	Employment Agreement by and between Fengdan Zhou and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on February 19, 2021
4.7	Employment Agreement by and between Xianlong Wu and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on March 22, 2021
4.8	Form of Securities Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on March 29, 2021
4.9	Director Offer Letter by and between Diyu Jiang and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.10	Form of the Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.11	Form of Lock-Up Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.12	Letter Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 30, 2021
4.13	Employment Agreement by and between Shu Liu and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on May 5, 2021
4.14	Employment Agreement by and between Diyu Jiang and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on May 14, 2021
8.1	List of Subsidiaries of the Company*
11.1	Code of Ethics, incorporated herein by reference to the Company’s Form 20-F filed on October 25, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. *
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Centurion ZD CPA & Co.*
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.