Form 20-F
period 2023-06-30
Bit Brother Ltd
filed 2023-10-12
CIK 1543268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

As of October 11, 2023 the issuer had  210,379,804 Class A ordinary shares issued and outstanding and 880,001 Class B ordinary shares issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain financial data in this annual report on Form 20-F is converted into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all conversions from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB 6.9415 to US$1.00, the average exchange rate for the fiscal year ended June 30, 2023 as set forth at www.x-rates.com. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

iii

PART I

We are an offshore holding company conducting part of our operations in China through Hunan Ming Yun Tang Brand Management Co., Ltd., or Hunan MYT, and Hunan Bit Brothers Holding Co., Ltd., or Hunan BTB, the variable interest entities, and their subsidiaries. You are not investing in Hunan MYT, or Hunan BTB, the VIEs. Neither we nor our subsidiaries own any share in Hunan MYT or Hunan BTB. Instead, we control and receive the economic benefits of Hunan MYT and Hunan BTB’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated November 19, 2018 and May 13, 2021, respectively. The VIE Agreements are designed to provide our wholly-foreign owned entities, Mingyuntang (Shanghai) Tea Co., Ltd. and Qingdao Ether Continent Digital Technology Co., Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holders of Hunan MYT and Hunan BTB, including absolute control rights and the rights to the assets, property, and revenues of Hunan MYT and Hunan BTB. As a result of our direct ownership in the WFOEs and the VIE Agreements, we are regarded as the primary beneficiary of the VIEs. See “Business — Contractual Agreements between WFOEs and Hunan MYT and Hunan BTB” for a summary of these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. The VIE Agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering we may have in the future, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Taihang Law Firm, that such approval is required under these circumstances or for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”

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

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our VIE Agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. Neither we nor any of our subsidiaries has obtained the approval from either the China Securities Regulatory Commission (the “CSRC”) or the Cyberspace Administration of China (the “CAC”) for any offering we may have in the future, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such offering, since we do not believe, based upon advice of our PRC counsel, Taihang Law Firm, that such approval is required under these circumstances or for the time being. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. See “Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.”

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

On May 13, 2021, Qingdao ECDT entered into a series of VIE agreements with Hunan BTB and its shareholders. The VIE agreements are designed to provide Qingdao ECDT with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of Hunan BTB, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan BTB. The purpose of the Hunan BTB VIE agreements is solely to give Qingdao ECDT the exclusive control over Hunan BTB’s management and operations. Hunan BTB commenced operations in May, 2021, and has begun conducting research and development of its digital asset distribution platform and application solutions.

As of June 30, 2023 and 2022, the consolidated VIEs accounted for an aggregate of 42.4% and 44.2% of our total assets, respectively. As of June 30 and 2023 and 2022, $1.02 million and $0.92 million of cash and cash equivalents were denominated in RMB, respectively.

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

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	June 30, 2023	June 30, 2022
ASSETS
Cash	$1,018,692	$922,197
Inventories	52,336	121,733
Other current assets	82,751	51,004
Long-term investment	1,028,984	1,100,294
Goodwill	211,096	227,683
Property and equipment, net	1,515,249	2,278,091
Deposits for property and equipment	-	45,755,946
Other noncurrent assets	189,691	131,266
Total Assets	$4,098,799	$50,588,214

Other liabilities	412,648	666,841
Total Liabilities	$412,648	$666,841

	For the Years Ended June 30,
	2023	2022	2021
Revenue	$1,099,354	$765,094	$358,515
Net loss	(43,451,799)	(2,671,274)	(401,387)

PCAOB Inspection

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

The audit report included in this Form 20-F for the year ended June 30, 2023, was issued by our auditors, Audit Alliance LLP, and the audit report included in this Form 20-F for the years ended June 30, 2022 and 2021, was issued by our former auditors Centurion ZD CPA & Co. (“CZD CPA”), an audit firm headquartered in Hong Kong. CZD CPA are among those audit firms listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021, that it was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. On August 26, 2022, the China Securities Regulatory Commission (“CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, as amended, and ultimately result in a determination by the Nasdaq Capital Market to delist our securities.

Our current auditors, Audit Alliance LLP, is headquartered in Singapore, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our current auditor is based in Singapore and is registered with the PCAOB and subject to inspection by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our Class A ordinary shares and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

Risks Relating to Our Corporate Structure

●	We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of the VIEs through VIE Agreements, which may not be effective in providing control over the VIEs.

●	Because we are an offshore holding company and conduct our business the VIEs in China, if we fail to comply with applicable PRC law, we could be subject to severe penalties and our business could be adversely affected.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

Risks Relating to the Blockchain and Digital asset Mining Business

●	Investment in our new line of business could present risks not originally contemplated.

●	If we are unable to successfully execute our planned blockchain and digital asset mining business plan, it would affect our financial and business condition and results of operations.

●	Digital asset mining relies on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase our operating expenses and adversely affect our demand for our mining machines.

●	Shortages in, or rises in the prices of mining machines may adversely affect our business

●	We may not be able to develop our digital asset mining capacity because we may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

●	It is now illegal to engage in digital asset transactions including bitcoin mining operations in the PRC, the ruling of which may adversely affect us.

●	We may face intense industry competition.

●	Because digital assets may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities.

Risks Relating to our Tea and Light Foods Business

●	We may not be able to successfully implement our growth strategy on a timely basis or at all, which could harm our results of operations.

●	Our business largely depends on a strong brand image, and if we are unable to maintain and enhance our brand image, particularly in new markets where we have limited brand recognition, we may be unable to increase or maintain our level of sales.

●	Our limited operating experience and limited brand recognition in other regions may limit our expansion strategy and cause our business and growth to suffer.

●	We face significant competition from other specialty tea and beverage retailers and retailers of grocery products, which could adversely affect us and our growth plans.

●	We plan to use primarily cash from our prior offering as well as our operations to finance our growth strategy, and if we are unable to maintain sufficient levels of cash flow we may not meet our growth expectations.

●	The planned addition of a significant number of new stores each year will require us to continue to expand and improve our operations and could strain our operational, managerial and administrative resources, which may adversely affect our business.

●	Any decrease in customer traffic in the shopping malls or other locations in which our stores are located could cause our sales to be less than expected.

●	If we are unable to attract, train, assimilate and retain employees that embody our culture, including store personnel, store and district managers and regional directors, we may not be able to grow or successfully operate our business.

●	Because our tea and light meals business is highly concentrated on a single, discretionary product category, which includes tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise, we are vulnerable to changes in consumer preferences and in economic conditions affecting disposable income that could harm our financial results.

●	Our success depends, in part, on our ability to source, develop and market new varieties of teas and tea blends, tea accessories and other tea-related merchandise that meet our high standards and customer preferences.

●	We may experience negative effects to our brand and reputation from real or perceived quality or safety issues with our tea beverages, light meals, baked goods, tea accessories and other tea-related merchandise, which could have an adverse effect on our operating results.

●	Use of social media may adversely impact our reputation or subject us to fines or other penalties.

●	While we do not rely on a limited number of third-party suppliers and manufacturers, we may not be able to obtain quality products on a timely basis or in sufficient quantities.

●	A shortage in the supply, a decrease in the quality or an increase in the price of tea as a result of weather conditions, earthquakes, crop disease, pests or other natural or manmade causes could impose significant costs and losses on our business.

●	We rely significantly on information technology systems and any failure, inadequacy, interruption or security failure of those systems could harm our ability to operate our business effectively.

●	Our marketing programs, e-commerce initiatives and use of consumer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.

●	Data security breaches and attempts thereof could negatively affect our reputation, credibility and business.

●	Third-party failure to deliver merchandise from our distribution centers to our stores could result in lost sales or reduced demand for our teas, tea accessories and other tea-related merchandise.

●	Our business, results of operations and financial condition may be adversely affected by global public health epidemics, including the strain of coronavirus known as COVID-19.

●	Litigation may adversely affect our business, financial condition, results of operations or liquidity.

●	Our failure to comply with existing or new regulations in the PRC, or an adverse action regarding product claims or advertising could have a material adverse effect on our results of operations and financial condition.

●	We may not be able to protect our intellectual property adequately, which could harm the value of our brand and adversely affect our business.

●	We are subject to the risks associated with leasing substantial amounts of space and are required to make substantial lease payments under our operating leases. Any failure to make these lease payments when due would likely harm our business, profitability and results of operations.

●	Our development and launch of the Mingyuntang stores will require a significant investment and commitment of resources, is subject to numerous risks and uncertainties, and ultimately may not prove successful.

●	Continued innovation and the successful development and timely launch of new products are critical to our financial results and achievement of our growth strategy.

●	Due to the seasonality of many of our products and other factors such as adverse weather conditions, our operating results are subject to fluctuations.

●	Changes in the beverage environment and retail landscape could impact our financial results.

●	Price increases may not be sufficient to offset cost increases and maintain profitability or may result in sales volume declines.

●	Our long-term purchase commitments for certain strategic ingredients critical for the production of our products could impair our ability to be flexible in our business without penalty.

●	Investment in our new line of business could present risks not originally contemplated.

●	Our failure to accurately forecast customer demand for our products, or to quickly adjust to forecast changes, could adversely affect our business and financial results.

●	We may not be able to oversee the new joint venture efficiently.

●	There may be integration issues between MYT, T&O Management Group LLC and Guokui Management Inc.

●	We may experience negative effects to our brand and reputation from real or perceived quality or safety issues with our tea, tea accessories, and food and beverages, which could have an adverse effect on our operating results.

●	Incidents involving food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, whether or not accurate, as well as adverse public or medical opinions about the health effects of consuming our products, could harm our business

Risks Relating to Doing Business in the PRC

●	Violation of Foreign Corrupt Practices Act or China anti-corruption law could subject us to penalties and other adverse consequences.

●	Our former independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may be located in the People’s Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list or listed on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering.

●	We are subject to risks related to the laws and regulations of the PRC and the interpretation and implementation thereof.

●	Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

●	Our PRC subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors.

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the PRC operating entities’ business and operations.

●	Our business is subject to certain PRC laws and regulations.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us, and may make it difficult for us to predict the outcome of any disputes that we may be involved in.

●	Given the Chinese government’s significant oversight and discretion over the conduct of our business, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

●	Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	Failure of our PRC resident shareholders to comply with regulations on foreign exchange registration of overseas investment by PRC residents could cause us to lose our ability to contribute capital to our PRC subsidiaries and remit profits out of the PRC as dividends.

●	Our results and financial conditions are highly susceptible to changes in the PRC’s political, economic and social conditions as our revenue is currently wholly derived from our operations in the PRC.

●	Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, dividends distributed to our non-PRC investors and gains realized by our non-PRC shareholders from the transfer of our securities may be subject to PRC withholding taxes under the Enterprise Income Tax Law.

●	We may be subject to a significant withholding tax should equity transfers by our non-resident enterprises be determined to have been done without a reasonable business purpose.

●	Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of our investment in it.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

●	Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.

●	Restrictions on paying dividends or making other payments to us by our subsidiaries in China.

●	PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.

●	Failure by our PRC shareholders or beneficial owners to make required foreign exchange filings and registrations may prevent us from distributing dividends and expose us to liabilities under the PRC laws.

●	We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

●	There are defects in our titles of or rights to use our properties.

Risks Relating to Our Securities

●	The market price of our Class A ordinary shares is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

●	If we fail to comply with the continued listing requirements of NASDAQ, we would face possible delisting, which would result in a limited public market for our shares and make obtaining future debt or equity financing more difficult for us.

●	While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

●	As a foreign private issuer, we have limited reporting requirements under the Securities Exchange Act of 1934, which makes us less transparent than a United States issuer.

●	As a foreign private issuer, we are not subject to certain NASDAQ corporate governance rules applicable to public companies organized in the United States.

●	We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. Holders.

●	We have outstanding exercisable securities that may dilute your holdings.

Risk Relating to British Virgin Islands

●	Rights of shareholders under British Virgin Islands law differ from those under United States law, and, accordingly, our shareholders may have fewer protections.

●	The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

●	It may be difficult to enforce judgments against us or our executive officers and directors in jurisdictions outside the United States.

●	British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

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

Furthermore, on December 28, 2021, the Cyberspace Administration of China (“CAC”) and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

That being said, the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”. In addition, on November 14, 2021, the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulations”), and according to the Draft CAC Regulations, any data processors shall, in accordance with relevant state provisions, apply for a cybersecurity review when carrying out, among other things, “other data processing activities that affect or may affect national security”. However, neither the CAC Revised Measures nor the Draft CAC Regulations provides for any further explanation or interpretation over what constitutes activities that “affect or may affect national security”. Therefore, if any competent government authorities deem that our PRC subsidiaries’ data processing activities may affect national security, we may be subject cybersecurity review, and in that scenario, failure to pass such cybersecurity review and/or to comply with the data privacy and data security requirements raised during such cybersecurity review could subject our PRC subsidiaries to penalties, damage its reputation and brand, and harm its business and results of operations.

In summary, we and our PRC subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for our PRC subsidiaries, nor have we or our PRC subsidiaries, received any denial for our PRC subsidiaries’ operation. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or any of our PRC subsidiaries are required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Class A ordinary shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our Class A ordinary shares to significantly decline or become worthless.

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

As all of the VIE Agreements with the VIEs are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially and adversely affected.

Risks Relating to the Blockchain and Digital asset Mining Business

Investment in our new line of business could present risks not originally contemplated.

The Company plans on investing in its planned expansion into the blockchain and digital asset mining  business. New ventures are inherently risky and may not be successful. In evaluating such endeavors, we are required to make difficult judgments regarding the value of business strategies, opportunities, technologies and other assets, and the risks and cost of potential liabilities. Furthermore, these investments involve certain other risks and uncertainties, including the risks involved with entering new competitive categories or regions, the difficulty in integrating the new business, and the challenges in achieving strategic objectives and other benefits expected from our investment.

If we are unable to successfully execute our planned blockchain and digital asset mining business plan, it would affect our financial and business condition and results of operations.

Our previously announced growth strategy included the expansion of our operations to include a blockchain and digital asset mining business. There are various risks related to these efforts, including the risk that these efforts may not provide the expected benefits in our anticipated time frame, if at all, and may prove costlier than expected; and the risk of adverse effects to our business, results of operations and liquidity if past and future undertakings, and the associated changes to our business, do not prove to be cost effective or do not result in the cost savings and other benefits at the levels that we anticipate. Our intentions and expectations with regard to the execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Digital asset mining relies on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase our operating expenses and adversely affect our demand for our mining machines.

Digital asset mining consumes a significant amount of energy power to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to digital asset mining. There can be no assurance that the operations of our planned digital asset mining business will not be affected by power shortages or an increase in energy prices in the future. In addition, as we intend to establish and operate mining machines and engage in key mainstream digital assets mining activities, such as Bitcoin, in the near future, any increase in energy prices or a shortage in power supply in the area of our mining machines may be located will increase our potential mining costs and reduce the expected economic returns from our mining operation significantly.

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

Shortages in, or rises in the prices of mining machines may adversely affect our business

Given the long production period to manufacture and assemble mining machines, there is no assurance that we can acquire enough mining machines for our planned digital asset mining. We may rely on third parties to supply mining machines to us, and shortages of mining machines or any delay in delivery of our orders could seriously interrupt our operations. The scale of our digital asset mining capacity depends on obtaining adequate mining machines on a timely basis and at competitive prices. Shortages of mining machines could result in reduced mining capacity, as well as an increase in operation costs, which could materially delay the completion of our mining capacity and commencement of our mining. As a result, our business, results of operations and reputation could be materially and adversely affected.

We may not be able to develop our digital asset mining capacity because we may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

The digital assets mining industry is experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our research becoming obsolete at sudden and unpredictable intervals and, accordingly, we may not successfully develop our mining capacity at all. To establish our digital asset mining capacity, we will invest heavily in technology research and development. The process of research and developing new technologies in digital asset is inherently complex and involves significant uncertainties. There are a number of risks, including the following:

●	our research and development efforts may fail in resulting in the development or commercialization of new technologies or ideas in blockchain or digital asset;

●	our research and development efforts may fail to translate new product plans into commercially feasible products;

●	our new technologies or new products may not be well received by the markets;

●	we may not have adequate funding and resources necessary for continual investments in research and development;

●	even assuming our technologies and products become marketable or profitable, they may become obsolete due to rapid advancements in technology and changes in the mainstream markets; and

●	our newly developed technologies may not be protected as proprietary intellectual property rights.

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

The PRC has now taken harsh regulatory action to ban digital asset mining operations and to severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange them for fiat currency. Such restrictions may adversely affect us as the large-scale use of digital assets as a means of exchange is presently confined to certain regions globally. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations.

On May 21, 2021, the Financial Stability and Development of the State Council in China proposed to “crack down on bitcoin mining and trading.” After that, the related local governments began to issue corresponding measures in succession to respond to the central government, including Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission issuing a notice on the immediate shutdown of enterprises engaged in digital asset mining on June 9, 2021, and Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issuing a notice on the shutdown of digital asset mining projects. On September 3, 2021, the Notification on Rectification of the Virtual Currency “Mining” Activities (or the Notification Fa Gai Yun Xing [2021] No. 1283) was issued. On September 24, 2021, the newly issued Notification of Overhauling the Mining Activity of Digital asset (or the Notification No. 1283) banned all new digital asset operations in China.

In consideration of the PRC government’s attitude and our business plan, we will not conduct any digital asset mining operations or digital asset trading operations in the PRC.

We may face intense industry competition.

Digital asset mining, security, and insurance is in a highly competitive environment. Our competitors include companies that may have a longer history, larger market share, greater brand recognition, greater financial resources in research or other competitive advantages. We anticipate that competition will increase as digital assets gain greater acceptance and more players join the market of digital asset mining and mining farm operations.

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

Because digital assets may be determined to be investment securities, we may inadvertently violate the Investment Company Act and incur large losses as a result and potentially be required to register as an investment company or terminate operations and we may incur third party liabilities.

In recent years, the SEC has ruled that the two most valuable digital assets —Bitcoin and Ethereum—are not securities. We therefore believe that we will not be deemed to be engaged in the business of investing, reinvesting, or trading in securities, and we shall not hold ourselves out as being engaged in those activities. However, under the Investment Company Act a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

As a result of our planned investments and our mining activities, including investments in which we do not have a controlling interest, the investment securities we hold could exceed 40% of our total assets, exclusive of cash items and, accordingly, we could determine that we have become an inadvertent investment company. The bitcoins we own, acquire or mine may be deemed an investment security by the SEC, although we do not believe any of the digital assets we own, acquire or mine are securities. An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the Investment Company Act. One such exclusion, Rule 3a-2 under the Investment Company Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. We may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with our cash and bitcoin on hand or liquidating our investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner.

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

Risks Relating to Doing Business in the PRC

Violation of Foreign Corrupt Practices Act or China anti-corruption law could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States public companies from bribing or making prohibited payments to foreign officials to obtain or retain business. PRC law also strictly prohibits bribery of government officials. While we take precautions to educate our employees about the Foreign Corrupt Practices Act and Chinese anti-corruption law, there can be no assurance that we or the employees or agents of our subsidiaries will not engage in such conduct, for which we may be held responsible. If that were to occur, we could suffer penalties that may have a material adverse effect on our business, financial condition and results of operations.

Our former independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may be located in the People’s Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. PCAOB and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our financial statements contained in this annual report on Form 20-F for the year ended June 30, 2023 have been audited by Audit Alliance LLP, an independent registered public accounting firm that is headquartered in Singapore. Our financial statements contained in this annual report on Form 20-F for the years ended June 30, 2022 and 2021 have been audited by our former auditor CZD CPA, an independent registered public accounting firm that is headquartered in Hong Kong. CZD CPA were among those audit firms listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021, that it was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, it would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China and Hong Kong that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. In addition, our securities may be prohibited from trading under the HFCA Act, as amended, and ultimately result in a determination by the Nasdaq Capital Market to delist our securities.  Our current auditors, Audit Alliance LLP, is headquartered in Singapore, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our current auditor is based in Singapore and is registered with the PCAOB and subject to inspection by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our Class A ordinary shares and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list or listed on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering.

We are subject to various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries in China, and among us, our PRC subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as confirmed by our PRC counsel, Allbright Law Offices, we are not subject to cybersecurity review with the CAC , because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.  However, we cannot guarantee that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC, or the PIPL, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, we may become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, results of operations and the value of our Ordinary Shares. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

We are subject to risks related to the laws and regulations of the PRC and the interpretation and implementation thereof.

Our business and operations, as well as those of our customers and suppliers in the PRC, are subject to the laws and regulations promulgated by relevant PRC governmental authorities. The PRC government is still in the process of developing a comprehensive set of laws and regulations in the course of the PRC’s transformation from a centrally planned economy to a market-oriented economy. As the legal system in the PRC is still in flux, laws and regulations or their interpretation may be subject to change. Furthermore, any change in the political and economic policy of the PRC government may also result in similar changes in the laws and regulations or the interpretation thereof. Such changes may adversely affect our operations and business in the PRC. The PRC legal system is a codified legal system comprising written laws, regulations, circulars, administrative directives, and internal guidelines as well as judicial interpretations. Decided cases do not form part of the legal structure of the PRC and thus have no binding effect. As such, the administration of PRC laws and regulations may be subject to a certain degree of discretion by the authorities. This has resulted in the outcome of dispute resolutions not having the level of consistency or predictability as in other countries with more developed legal systems. Due to such inconsistency and unpredictability, if we should be involved in any legal dispute in the PRC, we may experience difficulties in obtaining legal redress or in enforcing our legal rights. From time to time, changes in law, registration requirements, and regulations or the implementation thereof may also require us to obtain additional approvals and licenses from the PRC authorities for carrying out our operations in the PRC which would require us to incur additional expenses in order to comply with such requirements and in turn affect our financial performance with the increase in our business costs. Furthermore, there can be no assurance that approvals, registrations, or licenses will be granted to us promptly or at all. If we experience delays in obtaining or are unable to obtain such required approvals, registrations, or licenses, our operations and business in the PRC, and hence our overall financial performance will be adversely affected.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

With the regulations concerning data privacy and cybersecurity are developing in China, we may be subject to new laws and regulations when we operate our business.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, which took effect on September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization and requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. Data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, effective on September 1, 2021, under which, a “critical information infrastructure” refers to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. The competent governmental departments and supervision and management departments of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with relevant identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results. In the event of occurrence of any major cybersecurity incident or discovery of any major cybersecurity threat for the critical information infrastructure, the operator shall report to the protection authorities and the public security authorities as required.

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer which has become effective on September 1, 2022. Such data export measures requires that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing risks that may be brought about by the cross-border data transfer to national security, public interests, or the lawful rights and interests of individuals or organizations.

On December 28, 2021, the CAC, the NDRC, the MIIT and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review published on April 13, 2020. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange shall go through the cybersecurity review. As advised by our PRC counsel, Allbright Law Offices, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, our data processing activities (including the collection, storage, usage, transmission and publicity of data) do not damage national security; and (iii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

In addition, given the lack of oversight of many offshore issuers with China-based operating companies, CSRC promulgated a package of rules and regulations to enhance the regulations on such companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures clarified that enterprises that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers” and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances required by CSRC.

On February 24, 2023, the CSRC and certain other PRC regulatory authorities jointly published the revised Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions, among other things, (i) require PRC enterprises to comply with confidentiality obligations under applicable PRC rules and regulations when providing documents and materials to securities companies and securities service institutions; (ii) mandate that working papers created within the PRC by securities companies and securities service institutions in connection with their services for overseas securities offerings and listing of PRC enterprises shall be retained within the territory of the PRC; and (iii) prohibit the cross-border transfer of the aforementioned working papers outside the PRC absent prior examination and approval from competent PRC regulatory authorities. The Confidentiality and Archives Administration Provisions, together with Trial Measures, also emphasize that the investigation and evidence collection in relation to the overseas securities offering and listing by the domestic companies conducted by overseas securities regulator and the relevant competent authorities shall go through the cross-border regulatory cooperation mechanism and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism.

The PRC legal system is based on the Constitution of the People’s Republic of China and is made up of written laws, regulations, circulars and directives. With the PRC’s entry into the WTO, the PRC government is in the process of developing its legal system so as to encourage foreign investments and to meet the needs of investors. As the PRC economy is developing at a generally faster rate than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances. Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still at the experimental stage and therefore subject to policy changes. There is no assurance that the introduction of new laws or regulations, changes to existing laws and regulations and the interpretation or application thereof or the delays in obtaining approvals from the relevant PRC authorities will not have an adverse impact on our business or prospects. In particular, on August 8, 2006, the Ministry of Commerce, the CSRC, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce and the State Administration of Foreign Exchange promulgated the “Rules on the Mergers and Acquisition of Domestic Enterprises by Foreign Investors” which came into effect on September 8, 2006, or “the M&A Rules.” Foreign investors should comply with the rules when they purchase shareholding equities of a PRC domestic non-foreign-funded enterprise, or Domestic Company, or subscribe to the increased capital of a Domestic Company, and thus changing the nature of the Domestic Company into a foreign investment enterprise. The rules stipulate, inter alia, (i) that the acquisition of a Domestic Company by an affiliated foreign enterprise established or controlled by PRC entities or individuals must be approved by the Ministry of Commerce; (ii) that the incorporation of a special purpose vehicle, which is directly or indirectly controlled by PRC entities for the purpose of an overseas listing of the equity interest of a Domestic Company, must be subject to the approval of the Ministry of Commerce; (iii) that the acquisition of a Domestic Company by a special purpose vehicle shall be subject to approval of the Ministry of Commerce and (iv) the offshore listing of a special purpose vehicle shall be subject to the prior approval from China Securities Regulatory Commission. As Hengda was incorporated as a FIE and Antelope Enterprises does not fall within the scope of being classified as a special purpose vehicle directly or indirectly established or controlled by PRC entities or individuals, the M&A Rules did not apply to the Business Combination, and we were not required to obtain the approval from the Ministry of Commerce, the approval from the China Securities Regulatory Commission and/or any other approvals from PRC government authorities as stipulated by the M&A Rules. There is however no assurance that the PRC authorities will not issue further directives, regulations, clarifications or implementation rules, which may require us or other relevant parties to obtain further approvals with respect to the Business Combination. If new laws are promulgated or the existing laws are reinterpreted, our structure could be determined to be in violation of such laws and subject to sanction by applicable government authorities.

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

On May 16, 2023, the Company received a notification letter from the Nasdaq Listing Qualifications Staff of The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share for its common shares has been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) (the “Deficiency”).

Under the Nasdaq Listing Rules, the Company had until November 13, 2023 to regain compliance, and may be eligible for an extension of an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provide a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

If the Company fails to regain compliance with the bid price deficiency or any other listing rules when required in the future, we could be subject to suspension and delisting proceedings. If our securities lose their status on The NASDAQ Capital Market, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our securities could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our securities are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our securities. These factors could result in lower prices and larger spreads in the bid and ask prices for our securities. Such delisting from The NASDAQ Capital Market and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

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

For example, we are exempt from regulations of the NASDAQ Stock Market that require listed companies organized in the United States to:

●	have a majority of the board of directors consist of independent directors;

●	have an audit committee consisting solely of independent directors;

●	have a compensation committee consisting solely of independent directors;

●	obtain shareholder approval for a business combination;

●	obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares;

●	obtain shareholder approval for establishing or amending equity compensation arrangements for the issuance of securities to officers, directors, employees, or consultants; and

●	have a nominating committee consisting solely of independent directors.

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

As of the date of this report, we have issued and outstanding securities exercisable into 210,379,804 Class A ordinary shares (warrants for the purchase of 23,541,660 Class A ordinary shares). The sale or possibility of sale of the shares underlying these securities could have an adverse effect on the market price for its securities or its ability to obtain future financing. If and to the extent these securities are converted or exercised, you may experience dilution to your holdings.

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

Bit Brother Limited (formerly known as Urban Tea, Inc., Delta Technology Holdings Ltd, and prior to that as CIS Acquisition Ltd.) was incorporated in the British Virgin Islands as a company with limited liability on November 28, 2011. We have become a retailer and distributor of specialty tea products in China (also referred to as “PRC”) since November 2018, and have fully completed the disposition of our fine and specialty chemical manufacturing business in April 2019. We began the research and development of our digital asset distribution platform and application solution in May 2021. We are in the process of re-locating our digital asset mining business to North America from mainland China since it was banned by the Chinese authorities there in June 2021. We plan to provide digital asset mining hosting services at our host sites in the U.S. We expect our hosting sites will be powered by local grid and other power sources to provide long-term stable power supply for digital asset miners as well as holistic hosting and maintenance services for our clients. We began our operations in blockchain technology and digital asset mining and hosting services in January, 2023. Our blockchain technology and digital asset mining business is conducted through Bit Brother New York Inc. (“BTB NY”), our wholly owned subsidiary, and consists of conducting research and development of digital asset mining distribution and installation of mining farms, a digital currency wallet, the integrated operation and management of supercomputer servers, and payment center as well as financial services, targeting both individual and institutional users based on blockchain technology.

Prior to November 2018, we were solely a fine and specialty chemical manufacturer, primarily engaged in the Chemical Business. We started sales of tea products, beverages and light meals in retail shop chains through the VIE Hunan Mingyuntang Brand Management Company (“Hunan MYT”) since November 2018. Hunan MYT was controlled by Mingyuntang (Shanghai) Tea Co., Ltd. (“Shangai MYT”), a wholly owned subsidiary of the Company via a series of contractual agreements described below. We have begun the research and development of our digital asset distribution platform and application solution through the VIE Hunan Bit Brother Holding Limited (“BTB Hunan”) since May 2021. BTB Hunan is controlled by Qingdao Ether Continent Digital Technology Co., Ltd. (“BTB Qingdao”), a wholly owned subsidiary of the Company via a series of contractual arrangements described below.

Contractual Agreements between WFOEs and Hunan MYT, 39Pu and BTB Hunan

On November 19, 2018, Mingyuntang (Shanghai) Tea Co., Ltd. (“Shangai MYT”), a wholly owned subsidiary of the Company incorporated in the PRC, entered into a series of variable interest entity (“VIE”) agreements with Hunan Mingyuntang Brand Management Company (“Hunan MYT”) and its shareholder Peng Fang. The VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Hunan MYT, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan MYT. The purpose of the VIE Agreements is solely to give Shanghai MYT the exclusive control over Hunan MYT’s management and operations. Hunan MYT commenced the operation in December 2018, which was engaged in specialty tea product distribution and retail business by provision of high-quality tea beverages in its tea shop chain.

On October 2, 2019, Shanghai MYT entered into a series of variable interest entity agreements (“39Pu VIE Agreements”) with Hunan 39 Pu Tea Co., Ltd. (“39Pu”) and three shareholders who collectively owned 51% equity interest in 39Pu. The 39Pu VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of 39Pu, including absolute control rights and the rights to the management, operations, assets, property and revenue of 39Pu. The purpose of the 39Pu VIE Agreements is solely to give Shanghai MYT the exclusive control over 39Pu’s management and operations. In exchange for the controlling interest in 39Pu, the Company is obliged to pay a cash consideration of $2.4 million and a share consideration of 1,000,000 ordinary shares of the Company, no par value (“Ordinary Shares”).

On August 3, 2022, the Company and Guangzhou Baogu Trading Co., Ltd. entered into certain share purchase agreement, pursuant to which Guangzhou Baogu agreed to purchase 51% of the issued and outstanding shares of 39Pu. which is controlled by the Company through a series of contractual agreements in exchange for cash consideration of RMB 8 million. The disposition of 39Pu closed on August 4, 2022.

On May 13, 2021, Qingdao Ether Continent Digital Technology Co., Ltd. (“BTB Qingdao”), a wholly owned subsidiary of the Company incorporated in the PRC, entered into a series of variable interest entity agreements (“BTB VIE Agreements”) with Hunan Bit Brother Holding Limited (“BTB Hunan”) and Hunan Bit Brothers Digital Technology Co., Ltd (“BTB Hunan Digital”) and all of their shareholders. The BTB VIE Agreements are designed to provide BTB Qingdao with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of both BTB Hunan and BTB Hunan Digital, including absolute control rights and the rights to the management, operations, assets, property and revenue of both BTB Hunan and BTB Hunan Digital. The purpose of both BTB Hunan and BTB Hunan Digital VIE Agreements is solely to give BTB Qingdao the exclusive control over both BTB Hunan and BTB Hunan Digital’s management and operations.

B. Business Overview.

The Company is transforming its business from the sales of tea products, beverages and light meals in retail shop chains to the formation of a blockchain ecosystem and the generation of digital assets. Digital asset mining revenue was first generated by the Company in January 2023. The Company’s strategy is to produce and hold bitcoin (after paying for cash operating costs of production) as a long term investment. Holding bitcoin is a strategy to act as a store of value, supported by a robust and public open source architecture, that is not linked to any country’s monetary policy and can therefore serve as a store of value outside of government control. We believe that bitcoin offers additional opportunity for appreciation in value with increasing adoption due to its limited supply.

For the years ended June 30, 2023 and June 30, 2022, the Company generated revenues of $1,065,667 and $765,094 from its sales of tea products, and $1,939,468 and $nil from its blockchain and digital asset mining business. The Company launched its new blockchain and digital asset mining business in May 2021. As the Chinese authorities banned digital asset mining in later June 2021, the Company did not have any operations or generate any revenues from digital asset mining for the year ended June 30, 2022.

The chart below presents our corporate structure as of the date of this report.

1)	Shenzhenshi Bit Brother Investment Co., Ltd. (SZ BTB) was established on November 17, 2022. BTB Limited HongKong holds 100% of the equity interest of SZ BTB. Its scope of business includes investment with own funds; space services for innovation; corporate management consulting and information consulting service, etc.

2)	Shenzhen Palm Control Digital Intelligence Co.,Ltd.(SZ Palm Control) was established on March 16, 2023. SZ BTB holds 70% of the equity interest of SZ Palm Control . Its scope of business includes supply POS to shop owners within and beyond our ecosystem.

3)	BiGeHaiSi (Shenzhen) Health Management Co., Ltd. (Bigehaisi) was established on April 6, 2023. SZ BTB holds 100% of the equity interest of Bigehaisi. Its scope of business includes investing with own funds, conference and exhibition services, corporate image planning, marketing planning, organizing culture and arts exchange activities, consultancy on social economy, corporate management consulting and information consulting services, etc.

4)	Botewei (Shenzhen) Technology Co., Ltd. (Botewei) was established on April 14, 2023. Bigehaisi holds 100% of the equity interest of Botewei. Its scope of business includes selling of medical devices in class one and leasing of medical devices in class one.

5)	DongFangYaGuang (Shenzhen) Food & Beverage Management Co., Ltd.(DongFangYaYuan) was established on April 18, 2023. SZ BTB holds 100% of the equity interests of DongFangYaYuan. Its scope of business includes catering management, selling special-purpose equipment for food & beverages services.

6)	Easy May (Shenzhen) Commercial Management Co., Ltd.(Yixiaomei) was established on May 12, 2023. Bigehaisi holds 70% of the equity interests of Yixiaomei. Its scope of business includes invasive diagnostics and treatments, crucially without surgical incisions, significantly minimizing intrusion into human tissues.

7)	Damochaoka (Shenzhen) Commercial Management Co., Ltd.(Damochaoka) was established on May 24, 2023. SZ BTB holds 70% of the equity interests of Damochaoka. Its scope of business includes catering management, selling special-purpose equipment for beverages & coffee services.

8)	Company sold 51% of the equity interest of Hunan 39 Pu Tea Co., Ltd. (39Pu) which is controlled through a series of contractual agreements to Guangzhou Baogu Trading Co., Ltd. on August 4, 2022.

9)	Company closed the operation of Hunan Mobike Box Technology Co., Ltd. on May 9, 2023

10)	Company closed the operation of Hunan Box Technology Co., Ltd. on June 15, 2023

Blockchain and Digital Asset Mining Business

Our blockchain technology and digital asset mining business is conducted through BTB NY. It consists of conducting research and development of a digital currency wallet, and the integrated operation and management of supercomputer servers, targeting both individual and institutional users. We have re-located our crypto mining business to North America from mainland China since it was banned by the Chinese authorities there in 2021. We plan to provide digital asset mining hosting services at our host sites in the U.S. We expect our hosting sites to be powered by local grid and other power sources to provide long-term stable power supply for digital asset miners as well as holistic hosting and maintenance services to our clients. We have mined 67.9 units of BTC for the twelve months ended June 30, 2023 and the setting up of hosting service is still in progress.

On December 13, 2022, BTB NY and Bolt Mining, LLC (“Bolt Mining”), a Delaware limited liability company engaged in the business of providing digital asset mining equipment and infrastructure, entered into an asset purchase agreement, pursuant to which BTB NY purchased certain identified assets and liabilities of Bolt Mining from them for a total purchase price of $2,100,000.

On December 13, 2022, BTB NY, as a subtenant entered into a site sublease (the “Site Lease”) with Bolt Mining as a sublessor and Acme Commercial Properties LLC for the sublease of approximately 3,000 square feet of space located at 1968 N Access Rd, Clyde, TX 79510 (the “Site”), having a 47-month term beginning on January 13, 2023. Pursuant to the assets purchase agreement, the Site shall have the capability of running 6 MW of electrical power, and the power shall be at a fixed power block price not to exceed an average of $50.00 per MWh exclusive of adders, TDSP pass-through charges, taxes and assessments.

On December 13, 2022, BTB NY entered into a retail power sales agreement (the “Energy Service Agreement”) with Pumpjack Power, LLC, for the supply of electrical energy to BTB NY to operate its facilities in the Texas ERCOT region. The parties may, but are not obligated to, enter into one or more Energy Transactions (“Energy Transactions”) for the purchase and sale of electricity (“Energy”) subject to the Energy Service Agreement. Each Energy Transaction shall identify service delivery point(s) that require Energy and the quantity of Energy to be purchased.

On December 22, 2022, BTB NY entered into a purchase and sale agreement with Grand Flourish Inc. (“Grand Flourish”), pursuant to which BTB NY shall purchase certain digital asset mining hardware and other equipment from time to time, in each case, pursuant to an order to be placed by BTB NY and confirmed by Grand Flourish according to the terms provided in the purchase and sale agreement. On the same day, BTB NY purchased 1,400 S19J Pro digital asset mining servers for an aggregate purchase price of US$2,329,600.

We plan to develop and market super mobile mining boxes which utilize a water curtain cooling system that not only provide an efficient water-cooling system but also retains a large capacity for installing more machines. We expect it to be customized according to each customer’s requirements and needs and is suitable for a variety of brand and model mining machines. BTBOX is still in its R&D stage and no products have been delivered yet during the fiscal year ended June 30, 2023.

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

We have leased warehouse space at the location of 1968 N I-20 Access Rd, Clyde, TX 79510, United States, as our first crypto mining site.

We have purchased a piece of land at the location of 5418 Lockheed Way, Abilene, TX 79603, United States. Currently constructing this location as our second crypto mining site.

Licenses, Permits and Government Regulations

As digital assets have grown in both popularity and market size, governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., there are overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

As we expect our blockchain and digital assets operations will be in U.S.in the near future, if the U.S. changes its policy or regulations to prevent or limit the development of Bitcoin or digital assets generally, the price of Bitcoin or digital assets as well as the future development of our digital asset related business would decrease or fail, and our business operations and financial results could be adversely affected. Therefore, our ability to comply with government policies and regulations, and to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations and our overall results of operations.

Tea and Light Foods Business

Products

As of June 30, 2023, we marketed a wide range of trendy tea drinks, light meals, pastries and recently coffee targeting China’s new urban generation in Hunan province. Our products are focused on not only their taste but also their aesthetic presentation and health benefits. Our products except coffee are currently being offered via our flagship and general stores while we offer coffee and coffee related beverage through a chain store brand called “One Coffee” with one shop opens in Guangzhou Guangdong Province.

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

Our goal is to be a leading management platform for tea & light food brands of tea, coffee & other beverages in each city in which we currently and plan to operate, by selling the finest quality tea, coffee and other beverages and related products, as well as complementary food offerings, and by providing each customer with a pleasant and comfortable environment.

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

Below is a summary of flagship and general stores operated by us as of June 30, 2023:

Number of Stores
Flagship stores	2
General stores	1
Total	3

In light of the current effects of the COVID-19 outbreak, we plan to slow down the expansion of the Company’s managed stores.

Suppliers

We work with many suppliers in the sourcing of raw materials, baking equipment, furniture and decoration, utensils etc. We are not dependent on any particular suppliers.

Branding and Marketing Strategy

As of June 30, 2023, our products are  offered under two brands, Buoyance Manor (“浮力庄园”) and Your Ladyship Tea (“小主的茶”). Since the expansion of our operations into the United States in August 2020, we have also begun offering our products under MENO and CROP CIRCLE as of the date of this report. We plan to offer snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and tea cups under a new brand Meet Honey. We have entered into a series of trademark assignment and license agreements with the owners of these trademarks. For details, please refer to the section of Trademarks, Copyrights, Patents and Domain Names.

Each brand has its own market position. Buoyance Manor mainly focuses on selling coffee drinks and varieties of bread originating from Europe. Your Ladyship Tea mainly focuses on selling tea beverages and light meals. Meet Honey will mainly focus on selling snacks and accessories, including peanut nougat gift boxes, cookies, coffee mugs, and teacups.

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

Our intellectual property includes our domain name www.h-n-myt.com, brand names of “One Coffee” and “Easy May.”

Property, Plant and Equipment

We have leased office space at the location of 15/F, Block A, Kineer Business Centre, 53 Binjiang Road, Yuelu District, Changsha, Hunan Province, China, as our corporate headquarters.

In addition, we lease spaces from different real estate entities for our flagship stores and general stores, with average lease term between three and five years.

Research and Development

Tea-based Beverages – we have developed more than twenty types of tea-based beverages, including fruit coffee, milk foam cap tea, fresh milk tea, and fresh fruit tea.

Baking Products – we have developed more than twenty types of baking products, including danish bread, soft European bread, room-temperature cakes, frosting cakes, and toasts.

Light Meals – we have developed more than twenty types of light meal products, including steam boat called “牛生鲜” ，sandwiches, steak, baked cheese rice, salad, burritos, et cetera.

Coffee Drink - We serve coffee and related drinks by the brand name called “One Coffee” and we plan to add another brand “拾光” to it later.

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

Business Management Services

In August 2023, we launched a new line of business in China to provide business management services and license trademarks to retail store owners. Our consolidated affiliates in China have entered into Cooperation Agreement and Entrusted Business Management Agreement with certain store owners who operate coffee shops, restaurants and beauty salons. According to the terms of the into Cooperation Agreement and Entrusted Business Management Agreement, our consolidated affiliates shall license our own trademarks to the store owners, provide business management services including operational management advisory services, human resources management services, accounting and payment solutions etc. In exchange of these services, the store owners shall pay a lump sum amount as well as pay 10% of the confirmed revenue to us. In addition, in the event the store owner achieves a certain aggregate profit threshold, he or she shall pay 20% of the confirmed revenue to us.

In the PRC, we have licensed our own trademarks “Easy May” (“医小美”) and One Coffee (“一万次被爱” ) to the store owners as of the date of this annual report. We have submitted our trademarks “Hour Coffee” (“拾光咖啡”) and “Niu Sheng Xian”(“牛升鲜”)   to the Trademark Office of State Administration for Industry and Commerce for review and registration. The two trademarks are pending approval as of the date of this report. We also supply digital POS (Point of Sales) technology dubbed “Palm Control” (“掌控数智”) to the store owners as part of our payment solutions services.

Management of Beverages from Various Brands

We have integrated a coffee shop brands known as “One Coffee” and “Hour Coffee ” (“拾光”) and a steam boat brand “Niu Sheng Xian” (牛鲜生) as of the date of this report. The Company will generate revenues by charging one-time upfront franchise fees and a certain percentage of commission revenue based on franchisee’s total revenue.

Digital POS (Point of Sales)

We have supplied Digital POS technology dubbed “Palm Control” (“掌控数智”) to the store owners as part of our payment solutions services. The Company intends to supply POS to every shop owner within and beyond our ecosystem to facilitate payment convenience for business. The Company will generate revenue by selling hardware, software by SAAS (Software as a service) and charging service fees by customizing client’s system.

Easy May

We provide a non-surgical aesthetic medical service via a chain under our trademark “Easy May” (“医小美”). Easy May offers minimally invasive diagnostics and treatments without surgical incisions, significantly minimizing intrusion into human tissues. The Company will generate revenue by charging one-time and upfront franchise fees and a certain percentage of commission revenue based on franchisee’s total revenue.

Employees

We currently have 65 full-time employees in the U.S. and China for our digital asset business, 41 full-time employees in China for our tea business  8 employees in China for our management service business.

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

Competition

Blockchain and Digital Asset Mining Business

Digital asset mining, hosting and security is in a highly competitive environment. Our competitors include companies that may have a longer history, larger market share, greater brand recognition, greater financial resources in research or other competitive advantages. We anticipate that competition will increase as digital assets gain greater acceptance and more players join the market of digital asset mining and mining farm operations.

Tea and Light Foods Business

In almost all markets in which we operate our specialty tea beverage business, there are numerous competitors . We believe that our customers choose among specialty tea beverage brands primarily on the basis of product quality, service and convenience, as well as price. We also experience competition from large fast-food restaurants and ready-to-drink tea beverage manufacturers. We also compete with restaurants and other specialty retailers for prime retail locations and qualified personnel to operate both new and existing stores.

As of the date of this report, our major competitors in the Hunan province are: Maiji (“麦吉”), Luosennina (“罗森尼娜”), NAYUKI (“奈雪的茶”), and Chayanyuese (“茶颜悦色”), and our major competitors in New York are: Gong Cha, Debutea, The Alley, Moge Tee and Tiger Sugar.

Business Management Services

For our newly-launched business management services, we compete with established franchisers and other management services. In the beverage industry, we will compete with companies such as Luckin Coffee, Coasta Coffee and Starbucks. For non-surgical aesthetic medical services industry, we have well-established chain including Sweet Orange and So Yong. In the POS payment industry we will face fierce competition with companies such as Jialian, Alipay and Jindong.

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

Competitive Advantages

The fact that we are a public company listed on the Nasdaq Capital Market provides us with an edge over our competitors through enhancing the consumers’ confidence in us and our products. We are well-endowed with capital, positioning us perfectly to offer comprehensive financial backing to our various operations. This allows for swift, large-scale expansion. Beyond finances, we extend our support through resource integration, encompassing areas such as supply chain management, logistics, and prime store location negotiations, all tailored to maximize economic returns and minimize costs.

For our newly launched business management services, we built on our experience in operating the tea and light meal business and have developed a seasoned professional and technical team ready to provide management and technical guidance to the store owners. This includes assistance with brand standard operating procedures (SOPs), digital system innovations for business operations, insightful evaluations for store locations, and strategic talent sourcing and training—all geared towards propelling brand growth and innovation.

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

Wholly Foreign-Owned Enterprise(WFOEs)

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

Recent Developments

Registered Direct Offering

On July 14, 2023, the Company entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 200,000,000 of its Class A ordinary shares (“Ordinary Shares”) in a registered direct offering (the “Offering”), for gross proceeds of approximately $50 million. The purchase price for each Ordinary Share is $0.25.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares, or ordinary share equivalents for thirty (30) calendar days following the closing of the Offering subject to certain exceptions.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on July 21, 2023.

Stock Ticker Symbol Change

The Company’s ticker symbol was changed from “BTB” to “BETS” effective September 8, 2023. The Company's Class A Ordinary Shares are currently trading on the Nasdaq Capital Market under the new symbol “BETS” and the CUSIP will remain unchanged.

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

C. Organizational structure

Information regarding our organizational structure is described “Item 4. B. Business Overview.”

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s consolidated VIEs. The Company has not provided any financial support to the consolidated VIEs for the years ended at June 30, 2023 and 2022. As of June 30, 2023 and 2022, the consolidated VIEs accounted for an aggregate of 42.4% and 44.2% of our total assets, respectively. As of June 30 and 2023 and 2022, $1.02 million and $0.92 million of cash and cash equivalents were denominated in RMB, respectively.   The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents of the consolidated VIEs taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	June 30, 2023	June 30, 2022
ASSETS
Cash	$1,018,692	$922,197
Inventories	52,336	121,733
Other current assets	82,751	51,004
Long-term investment	1,028,984	1,100,294
Goodwill	211,096	227,683
Property and equipment, net	1,515,249	2,278,091
Deposits for property and equipment	-	45,755,946
Other noncurrent assets	189,691	131,266
Total Assets	$4,098,799	$50,588,214

Other liabilities	412,648	666,841
Total Liabilities	$412,648	$666,841

	For the Years Ended June 30,
	2023	2022	2021
Revenue	$1,099,354	$765,094	$358,515
Net loss	(43,451,799)	(2,671,274)	(401,387)

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

A. Operating Results

As of June 30, 2023, the Company had two operating segments, 1) blockchain business started operation in January 2023, and 2) retail business by provision of high-quality tea beverages and light meals in its tea shop chain business

Digital assets

Digital assets (bitcoin) are included in current and other assets in the accompanying Consolidated Balance Sheets. Digital assets awarded to the Company through its mining activities are accounted for in accordance with the Company’s revenue recognition policy below.

Digital assets are accounted for as intangible assets with indefinite useful lives and are recorded at cost less impairment in accordance with ASC 350 – “Intangibles-Goodwill and Other” (“ASC 350”). An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Whenever the exchange-traded price of digital assets declines below its carrying value, the Company has determined that it is more likely than not that an impairment exists and records impairment equal to the amount by which the carrying value exceeds the fair value at that point in time. The Company has deemed the price of digital assets to be a level two input under the ASC 820 - “Fair Value Measurement” (“ASC 820”) hierarchy as there are multiple observable inputs (exchanges) that provide slightly differing benchmarks of digital asset value. Subsequent reversal of impairment losses is not permitted.

For the years ended June 30, 2023, the Company generated $1,773,684 from its blockchain and digital asset mining business.

Tea Shop Chain Business

As affected by the outbreak of COVID-19, we closed certain tea shops through the date of this report. Currently the Company has three tea shops based in Hunan Province, China, among which two are flagship stores and one is a general store. In addition, we opened our first overseas tea shop in August 2020 in Manhattan, New York City, through our joint venture. The Company sells tea products, beverages and light meals. The tea drinks we are currently offering are developed on various tea bases, among which is our featured Anhua dark tea base. These tea-based beverages include fresh milk tea, fruit tea, milk cap tea, etc. The light meals offered include selections such as salads, sandwiches, pasta, steak, burritos and other healthy options. The pastries we are offering include fresh baked bread, fresh baked cakes, frosting cakes, etc.

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

For the years ended June 30, 2023, 2022 and 2021, the Company earned income from the tea shop chain business of $1,073,269, $765,094, $358,515, respectively.

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

Blockchain Business

Our blockchain technology and digital asset mining business conducted through Bit Brother New York Inc. (“BTB NY). BTB NY’s operations consist of conducting research and development of a digital currency wallet, the integrated operation and management of supercomputer servers, and financial services, targeting both individual and institutional users.

At present, our company has formed close relationships with organizations such as AWS and Bitmain, so as to build an ecological blockchain industry chain, and a credible, fair, convenient, efficient and transparent blockchain business ecosystem.

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

●	Our ability to attract and engage customers

●	Our ability to increase product offerings

●	Expansion of our online distribution

●	Effective selling prices of our products

●	Efficient store operations

●	Retention of staffs with expertise and knowledges of digital asset market

In addition, we launched our blockchain and digital asset mining business in the year ended June 30, 2023. These risks and challenges include, among other things,

●	Our ability to execute our planned blockchain and digital asset mining business plan

●	Our ability to develop our digital asset mining capacity

●	Shortages or price changes in mining machines

●	Intense industry competition

Our business requires a significant amount of capital, in large part because we plan to continue to open stores and expand our business through joint venture stores and to additional markets where we currently do not have operations.

Results of Operations

Year Ended June 30, 2023 as Compared to Year Ended June 30, 2022

	For the Years Ended June 30,		Change
	2023	2022	Amount	%
Revenue	$2,883,418	$765,094	$2,118,324	276.9%
Cost of revenues	(5,621,730)	(450,310)	(5,171,420)	1148.4%
Gross (loss) profit	(2,738,312)	314,784	(3,053,096)	(969.9)%

Operating expenses
General and administrative expenses	(39,470,964)	(10,408,530)	(29,062,434)	279.2%
Total operating expenses	(39,470,964)	(10,408,530)	(29,062,434)	279.2%

Other (expenses) income, net
Impairment of long-term investments	-	(412,707)	412,707	(100.0)%
Impairment of deposits for property and equipment	(54,091,570)	(2,561,110)	(51,530,460)	2012.0%
Impairment loss of digital assets	(185,290)	-	(185,290)	100%
Interest income (expenses)	11,719	(62,715)	74,434	(118.7)%
Change in fair value of warrants	-	65,576	(65,576)	(100.0)%
Equity investment gain (loss)	9,209	(279,817)	289,026	(103.3)%
Other income	(341,947)	(2,585)	(339,362)	13,128.1%
Total other expenses, net	(54,597,879)	(3,253,358)	(51,344,521)	1578.2%

Net loss from continuing operations before income taxes	(96,807,155)	(13,347,104)	(83,460,051)	625.3%
Income tax expenses	-	-	-	-%
Net loss from continuing operations	(96,807,155)	(13,347,104)	(83,460,051)	625.3%

Income (loss) from discontinued operations	39,889	(12,476,571)	12,516,460	(100.3)%
Gain on disposal of discontinued operations	4,526,387	-	4,526,387	100%
Net loss	(92,240,879)	(25,823,675)	(66,417,204)	257.2%

Revenues

The following table sets forth our operating results by segment.

	For the Years Ended June 30, 2023
	Tea shop chains	Block Chain and Digital asset Mining	Unallocated	Total
Revenues	$1,091,752	$1,773,684	$17,982	$2,883,418
Cost of revenues	$(627,170)	$(4,994,560)	$-	$(5,621,730)
General and administrative expenses	$(1,066,234)	$(33,821,941)	$(4,582,789)	$(39,470,964)
Other (expenses) income	$(308,854)	$(56,886,565)	$2,597,540	$(54,597,879)
Net income (loss) from continuing operations before income taxes	$(910,506)	$(93,929,382)	$(1,967,267)	$(96,807,155)

	For the Years Ended June 30, 2022
	Tea shop chains	Block Chain and Digital asset Mining	Unallocated	Total
Revenues	$765,094	$-	$-	$765,094
Cost of revenues	$(450,310)	$-	$-	$(450,310)
General and administrative expenses	$(1,809,435)	$(2,976,619)	$(5,622,476)	$(10,408,530)
Other (expenses) income	$(283,111)	$(2,560,131)	$(410,116)	$(3,253,358)
Net income (loss) from continuing operations before income taxes	$(1,761,389)	$(5,536,750)	$(6,032,592)	$(13,347,104)

	% Changes For the Years Ended June 30, 2023 and 2022
	Tea shop chains	Block Chain and Digital asset Mining	Unallocated	Total
Revenues	42.7%	100%	100%	276.9%
Cost of revenues	39.3%	100%	100%	1148.4%
General and administrative expenses	(41.1)%	1036.3%	(18.5)%	279.2%
Other (expenses) income	9.1%	2122%	(733.4)%	1578.2%
Net income (loss) from continuing operations before income taxes	(48.8)%	1596.5%	(67.4)%	625.3%

Revenues

We derive our revenues from two operating segments, (i) block chain and digital asset mining, and (ii) Tea shop chains. Total revenue increased by $2.1million or 276.9% from $0.8 million for the year ended June 30, 2022 to $2.9 million for the year ended June 30, 2023.

Revenue from blockchain and digital asset mining were $1.8 million for the year ended June 30, 2023 compared with nil in the same period of last year as there was no such business in fiscal 2022.

Revenue from tea shop chains were $1.1 million for the year ended June 30, 2023, increased by $0.3 million or 42.7% from $0.8 million for the year ended June 30, 2022 to $1.1 million for the year ended June 30, 2023.

Cost of revenues

Total cost of revenues was $5.62 million for the year ended June 30, 2023, increased by $5.17 million, or 1148.4% from 0.45 million for the year ended June 30, 2022 to $5.62 million for the year ended June 30, 2023. The $5.62 million increase was mainly from the cost of digital asset mining in $4.99 million comprised of electricity cost in $1.2 million and depreciation cost in $3.5 million.

Gross (loss) profit

Total margin was a loss of $2.74 million in the current-year period compared with income of $0.31 million in the prior-year period, a decline of $3.05 million. This decline was driven by the new digital asset mining started in the second half year of fiscal 2023.

General and administrative expenses

General and administrative expenses increased from $10.4 million for the year ended June 30, 2022, to $39.5 million for the year ended June 30, 2023, representing an increase of $29.1 million, or 279.2%. The increase mainly attributable to a bad debt expenses in 23.9 million for the borrowings to Golden Mountain Solution Inc. and Golden Bridge Solution Inc. and $4.58 million stock incentive payment to the Management accordingly to the “2022 Equity Incentive Plan” approved by the shareholders of the Company on June 30, 2022

Impairment of deposits for property and equipment

The deposits for mining equipment was mainly for the deposits for digital asset miners as the Company planned to launch its blockchain business. As of June 30, 2023 and 2022, certain vendors from suffered adverse impact from COVID-19 pandemic and worldwide economic recession and could not deliver miners on time, accordingly the Company accrued impairment of $54.1million and $2.6 million.

Impairment loss of digital assets

At June 30, 2023, the Company held approximately 67.87 bitcoin with a carrying value of $1,773,684. The 67.87 bitcoin were classified on the Consolidated Balance Sheets as digital assets with a carry value of approximately $1,773,684. At June 30, 2023, the fair market value of the Company’s bitcoin holdings was approximately $1,588,394 and accrued impairment of $185,290.

Interest income (expenses)

Interest income was $0.01 million for the year ended 2023, representing a change of $0.07 million from interest expenses of $0.06 million for the year ended June 30, 2022.

Share of equity investees

For the year ended June 30, 2023, equity investment gain was $9,209 while there was investment loss in $279,817 for the same period of last year.

The Company made investment of $1,096,072 in Hunan Liangxi Cultural Media Co., Ltd. (“Liangxi”), over which the Company owned 49% equity interest. The Company does not control the equity investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures”, the Company accounted for the investments using equity method. Liangxi incurred net income of $18,794 for the years ended June 30, 2023，and the Company recorded share of equity gain of $9,209 in Liangxi.

Income tax expenses

For the years ended June 30, 2023 and 2022, we did not incur current income tax expenses or deferred income tax expenses because we and our subsidiaries and VIEs were subject to operating losses during the relevant periods.

Gain (loss) from discontinued operations

In August 2022, we completed the termination of VIE agreements with 39Pu. The results of 39Pu, as a discontinued operation, for the years ended June 30, 2023 and 2022, are reported as components of net loss separate from the net loss of continuing operations. The details of composition of net loss from discontinued operations were as below.

	For the Years Ended June 30,
	2023	2022
Revenue (a)	$102,580	$1,672,504
Cost of revenues (b)	(12,510)	(1,326,413)
General and administrative expenses (c)	(50,810)	(2,790,108)
Impairment of goodwill (d)		(9,573,081)
Other income (expenses)	629	(459,473)
Net (loss) income from discontinued operations	$39,889	$(12,476,571)

(a)	Revenues. During the year ended June 30, 2023 and 2022, we recognized revenues of $0.1 million and $1.7 million from sales of dark tea products as only one month’s revenue was included in fiscal 2023, while 12 month’s revenue was included in fiscal 2022.

(b)	Cost of revenues. The cost of revenues is comprised of cost of dark tea products, packages and other materials. The decrease in cost of revenues was in line with increase of revenues.

(c)	General and administrative expenses. General and administrative expenses was mainly comprised of employee salary and welfare expenses, office rental expenses, marketing expenses and travel expenses. The decrease of general and administrative expenses was as mainly because only one month’s revenue was included in fiscal 2023, while 12 month’s revenue was included in fiscal 2022.

(d)	Impairment of goodwill. For the year ended June 30, 2022, we accrued impairment of goodwill of $9.57 million arising from acquisition of 39Pu with we terminated VIE agreements with shareholders of 39Pu while there was no such transaction in fiscal 2023.

Gain on disposal of discontinued operations

There was $4.50 million gain due to the disposal of 39Pu,.

Net loss

As a result of the foregoing, net loss for the year ended June 30, 2023 was $92.2 million, representing a change of $66.4 million from net loss of $25.8 million for the year ended June 30, 2022.

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

Loss (income) from discontinued operations

In August 2022, we completed the termination of VIE agreements with 39Pu. The results of 39Pu, as a discontinued operation, for the years ended June 30, 2022 and 2021, are reported as components of net loss separate from the net loss of continuing operations. The details of composition of net loss from discontinued operations were as below.

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

During the years ended June 30, 2022 and 2021, the Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and from sales of dark tea products by 39Pu. Block chain and digital asset business started in the second half year of fiscal 2023.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2022. As of June 30, 2023, income tax returns for the tax years ended December 31, 2017 to 2022 remain open for statutory examination by PRC tax authorities.

B. Liquidity and Capital Resources

We have financed our operations primarily through shareholder contributions, cash flow from operations, private placements, and public offerings of securities. As of June 30, 2023 and 2022, we had cash of $5,368,284 and $12,990,659, respectively, from our continuing operations.

During the year ended June 30, 2023, the Company raised gross proceeds aggregating $7.1 million from registered direct offerings.

During the year ended June 30, 2022, the Company raised gross proceeds aggregating $20.8 million from registered direct offerings and raised gross proceeds of $54.3 million from a private placement. In addition, the Company repurchased warrants issued in connection with one registered direct offering in July 2021 at cash consideration of $6.4 million.

Statement of Cash Flows

	For the Years Ended June 30,
	2023	2022	2021
Net cash used in operating activities	$(9,956,945)	(6,257,109)	(3,406,465)
Net cash used in investing activities	(10,450,649)	(72,138,659)	(26,861,921)
Net cash provided by financing activities	7,062,498	68,716,925	48,345,364
Effect of exchange rate changes on cash	5,678,644	1,555,211	(2,230,303)
Changes in cash	$(7,666,452)	$(8,123,632)	$15,846,675

Net cash used in operating activities

For the year ended June 30, 2023, net cash used in operating activities was $10.0 million, consisting of the net cash used in operating activities from continuing operations of $11.1 million and partially offset against discontinued operations of $1.1 million, respectively. Net cash provided by operating activities from continuing operations was primarily comprised of net loss from continuing operations of $96.8 million, adjusted for share-based compensation expenses of $4.6 million, impairment of deposit for property and equipment of $54.1million, digital assets of 1.8 million and impairment of digital assets of $0.2 million, allowance for doubtful accounts of $24.0 million and depreciation expenses of $4.3 million.

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

Net cash used in investing activities

For the year ended June 30, 2023, net cash used in investing activities was $10.0 million. This was primarily attributable to purchases of property and equipment of $17.2 million, collection of loans of $4.3 million from certain third parties with whom the Company planned to conduct blockchain and digit assets business, collection of deposits in mining equipment of $2.9 million, and cash of $1.2 million used by discontinued operations.

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

Net cash provided by financing activities

For the year ended June 30, 2023, net cash provided by financing activities was $7.1 million, which was raised in one registered direct offering.

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

Not applicable.

D. Trend information

Other than as disclosed elsewhere in this annual report, the Company is not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2023 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular disclosure of contractual obligations

Contractual obligations

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2023:

Twelve months ended June 30,	Lease payment
2024	$471,417
2025	472,145
2026 and thereafter	113,125
Total lease payments	1,056,687
Less: imputed interest	(57,932)
Present value of lease liabilities	$998,755

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Xianlong Wu	45	Chief Executive Officer and Chairman of the Board
Lingyin Li	33	Chief Financial Officer
Diyu Jiang	35	Independent Director (1)(2)(3)
Zhihua Liao	32	Independent Director (1)(2)(3)
Anatoly Danilitksiy	71	Independent Director (1)(2)(3)

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of governance and nominating committee.

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

Lingyin Li has served as the Company’s Chief Financial Officer since August 1, 2023. Ms. Li has demonstrated financial expertise, project management skills, and effective leadership in various organizations and industries throughout her career. She is currently serving as the Head of Finance Department of the Company since June 2022, where she leads various financial initiatives, including project investment and financing, internal control, and fund management. Previously, she held the same role at Changsha Jingyi Pharmaceutical Technology Co. from September 2020 to May 2022, leading B+ round financing and IPO, as well as new drug research and development. She also established management reporting mechanisms and financial BP systems during her tenure. From January 2016 to August 2020, she served as the Head of Finance Department at Hunan Tianjiao Technology Co., where she led the financial standardization model building, project investment and financing, while concurrently managed the Yumo e-commerce platform. Prior to that, she also served as a financial supervisor at China Electronics Group 11th Design Institute from May 2014 to January 2016, and as accounting and departmental assistant at Zoomlion Heavy Industry Co., Ltd from May 2011 to May 2014. Ms. Li obtained her bachelor’s degree from Hunan University, specializing in financial management.

Diyu Jiang has served as the Company’s chief financial officer from May 11, 2021 to July 31, 2023, and as the Company’s executive director from April 26, 2021 to July 31, 2023. She has been serving as the General Manager of Changsha Hengchuan Financial Consulting Limited since January 2020. From January 2015 to December 2019, Ms. Jiang served as an auditor at Changsha Zhichao United CPA Firm. She also served as a Treasurer at Hunan Sports Industry Group from September 2012 to December 2014. Ms. Jiang holds a bachelor’s degree in accounting from Xiangtan University and is a certified public accountant in the People’s Republic of China.

Zhihua Liao has been serving as a director of the Company since August 1, 2023. Mr. Liao has years of experience in the investment and digital technology industry and has held various managerial positions throughout his career. He has a proven track record in leading and managing companies in different sectors. Since January 2022, Mr. Liao has served as the General Manager at Bit Brother Limited. In this role, he oversees the overall operations and strategic direction of the company. Prior to that, from January 2021 to January 2022, Mr. Liao served as the Chief Executive Officer at Shenzhen Huayuan Net Reserve Investment Co., Ltd., where he played a key role in driving innovation and fostering collaboration in the intelligent energy center. From June 2018 to December 2021, Mr. Liao held the position of General Manager of the Investment and Finance department at Guangyin Group (Shenzhen) Co., a digital technology company. During his tenure, he played a crucial role in driving the company’s fund raising, client maintenance, financial performance and strategic initiatives. From July 2013 to June 2018, Mr. Liao served as the Managing Director at China Investment Bank (Shenzhen) Investment Co. In this capacity, he provided leadership and guidance to the organization, supervised the company’s accounting process and the standardization of accounting content, and oversaw various aspects of the business.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				0
LGBTQ+				0
Did Not Disclose Demographic Background				0

Family Relationships

There is no family relationship between any of the persons named above and no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

For the fiscal year ended June 30, 2023, we paid an aggregate of approximately US$0.49 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.” For incentive share grants to our officers and directors, see “—Share Incentive Plan.” For incentive share grants to our officers and directors, see “—Share Incentive Plan.” For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

Share Incentive Plan

Grants of Plan Based Awards

During the fiscal year ended June 30, 2023, our executive officers and directors were awarded nil Class A Ordinary Shares pursuant to the 2022 Equity Incentive Plan. Advisors of the Company were awarded 15,084,138 Class A Ordinary Shares pursuant to the 2022 Equity Incentive Plan. The 2022 Equity Incentive Plan is discussed below.

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

Audit Committee. Our audit committee consists of Diyu Jiang, Zhihua Liao and Anatoly Danilitskiy. Diyu Jiang is the Chairwoman of the Audit Committee, and our Board of Directors believes that Ms. Jiang qualifies as an “audit committee financial expert,” as such term is defined in the rules of the Securities and Exchange Commission. Messrs. Jiang, Liao and Danilitskiy do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules.

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

Compensation Committee. Our compensation committee consists of Diyu Jiang, Zhihua Liao and Anatoly Danilitskiy. Mr. Danilitskiy serves as Chairman of the Compensation Committee. Messrs. Jiang, Liao and Danilitskiy do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules.

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

Governance and Nominating Committee. Our governance and nominating committee consists of Diyu Jiang, Zhihua Liao and Anatoly Danilitskiy. Mr. Liao serves as Chairman of the Governance and Nominating Committee. Messrs. Jiang, Liao and Danilitskiy do not have any direct or indirect material relationship with us other than as a director, and thus are considered independent directors pursuant to SEC and Nasdaq rules.

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

Director Independence

Three of our five directors, Messrs. Diyu Jiang, Zhihua Liao, and Anatoly Danilitskiy qualify as independent directors pursuant to the rules of the Nasdaq Marketplace.

D. Employees

Blockchain and Digital asset Mining Business

As of June 30, 2023, we have a total of 106 full-time employees in the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

Tea and Light Meals Business

As of June 30, 2023, we have a total of 41 full-time employees in the PRC. We do not experience any significant seasonal fluctuations in our number of employees. The number of temporary employees employed by us during the periods under review was insignificant.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 11, 2023:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of October 11, 2023, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

			Approximate
			Percentage of
			Outstanding
	Class A Ordinary	Class B Ordinary	Class A and Class B Ordinary
Name and Address of Beneficial Owner(1)	Shares	Shares	Shares(2)
Directors and Executive Officers:
Xianlong Wu, CEO and Chairman	-	880,001	*	%
Lingyun Li, CFO	-	-	-%
Diyu Jiang, Director	-	-	-%
Zhihua Liao, Director	-	-	-
Anatoly Danilitskiy, Director	459	-	*	%
All directors and executive officers as a group (five individuals)	459	880,001	*	%
Five Percent Holders:

N/A

*	- Less than 1%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Bit Brother Limited, 15/F, Block A, Kineer Business Centre, 53 Binjiang Road, Yuelu District, Changsha, Hunan Province, China 410023.

(2)	The percentage of shares beneficially owned is based on 210,379,804 Class A Ordinary Shares and 880,001 Class B Ordinary Shares outstanding as of October 11, 2023.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

As of June 30, 2023, the Company had a balance due from the related party of $1,189,060.

During the year ended June 30, 2023, the Company made loans of $1,300,000 to Mr. Yi Zhu. The loan bore an interest rate of 1% with maturity date on May 29, 2023and the interest income of $13,000

As of June 30, 2022, the Company had a balance due from the related party of $1,950,000.

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

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares are currently trading under the ticker symbol “BETS.” The shares began trading on June 1, 2015 on the NASDAQ Capital Market.

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

As of the date of this report, we are authorized to issue an unlimited number of shares divided into the following classes of shares: (i) an unlimited number of Class A ordinary shares with no par value; (ii) 200,000,000 Class B ordinary shares with no par value; and (ii) 5,000,000 preferred shares, par value $0.0001 per share. As of October 11, 2023, 210,379,804 Class A ordinary shares and 880,001 Class B ordinary shares were outstanding. Each Class A ordinary share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. Each Class B ordinary share has the right to twenty votes at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of surplus assets. We may by a resolution of the Board of Directors redeem our shares for such consideration as the Board of Directors determines.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $2.7 million   based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of June 30, 2023. As of June 30, 2023, our accumulated other comprehensive income was $3.9 million.  We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of June 30, 2023, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of June 30, 2023 due to the following material weaknesses:

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

(6)	improving the communication between management, board of directors, Audit Committee and chief financial officer; and

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

	For the Year Ended June 30,
	2023	2022
Audit fees(1)	$160,000	$326,000
Audit related fees(2)	21,150	8,000
Tax fees(3)		-
All other fees(4)		-
Total	$181,150	$334,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax fees” represents the aggregated fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All other fees” represent the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination, for the issuance of 20% or more of our outstanding ordinary shares, and for establishing or amending equity compensation arrangements for the issuance of securities to officers, directors, employees, or consultants. In addition, we also elected to be exempted from NASDAQ Listing Rules 5605 with respect to the composition requirement of the Board of Directors, audit committee, compensation committee and nominating committee. Under NASDAQ Listing Rule 5605, a U.S. domestic listed company is required to have a board of directors of a majority of independent directors and an audit committee, compensation committee and nominating committee, each composed entirely of independent directors, which are not required under the Business Companies Act of British Virgin Islands, our home country. Currently, our audit, compensation and nominating committees each is composed of three members, all three of whom are independent directors.

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

Results of Operations and Financial Condition

Following are the audited financial results for the years ended June 30, 2023, 2022 and 2021 of Bit Brother Limited.

BIT BROTHER LIMITED

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of Bit Brother Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Bit Brother Ltd. and subsidiaries (the “Company”) as of June 30, 2023, and the related consolidated statements of operation and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determine that there are no critical audit matters.

/s/ Audit Alliance LLP

Singapore,

October 12, 2023

We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firms

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

Assessment of impairment of long-lived assets

As discussed in Note 2 to the consolidated financial statements, long-lived assets held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Management carried out an impairment assessment on its long-lived assets, which include property and equipment, deposits for property and equipment, intangible assets, goodwill and investments as the Company has suffered recurring losses from operations indicating possible impairment. The Company recognized impairment loss on intangible assets of $185,290, after the impairment assessments for the year ended June 30, 2023.

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

/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co.
Certified Public Accountants, PCAOB ID: 2769 Hong Kong, October 31, 2022

BIT BROTHER LTD

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	June 30, 2023	June 30, 2022
ASSETS
Current assets
Cash	$5,368,284	$12,990,659
Digital assets	1,588,394	-
Trade receivables	9,466	-
Inventories	188,384	217,516
Loans due from third parties	-	28,236,812
Due from related parties	1,306,895	1,950,000
Other current assets	1,845,871	250,277
Assets of disposal group	-	3,084,938
Total current assets	10,307,294	46,730,202

Non-current assets
Long-term investments	1,028,984	1,100,294
Goodwill	211,096	227,683
Property and equipment, net	15,062,730	2,619,696
Deposits for property and equipment	4,650,000	63,683,597
Intangible assets	70,807	84,858
Right of use assets	933,339	120,043
Other noncurrent assets	-	8,291
Total non-current assets	21,956,956	67,844,462
TOTAL ASSETS	$32,264,250	$114,574,664

LIABILITIES AND EQUITY

Current liabilities
Trade payable	$81,487	$343,894
Unearned income	87,311	90,249
Other current liabilities	2,197,708	280,106
Lease liabilities, current	432,890	86,547
Warrants liabilities	-	-
Liabilities of disposal group	-	318,528
Total current liabilities	2,799,396	1,119,324

Non-current liabilities
Lease liabilities, noncurrent	565,865	17,820
Total non-current liabilities	565,865	17,820
TOTAL LIABILITIES	3,365,261	1,137,144

Shareholders’ Equity
Class A ordinary shares, $0.0001 par value, unlimited shares authorized, 155,597,055 and 116,773,794 shares issued and outstanding at June 30, 2023 and 2022, respectively	$-	$-
Class B ordinary shares, $0.0001 par value, 200,000,000 shares authorized, 1,950,015 and 975,000 shares issued and outstanding at June 30, 2023 and 2022, respectively	-	-
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Paid in capital	1,371,451	11,776
Additional paid-in capital	166,888,792	155,247,484
Accumulated deficit	(134,898,061)	(42,739,335)
Accumulated other comprehensive loss	(3,898,905)	(3,333,800)
Total Bit Brother Ltd. Shareholders’ Equity	29,463,277	109,186,125
Non-controlling interests	(564,288)	4,251,395
TOTAL EQUITY	28,898,989	113,437,520
TOTAL LIABILITIES AND EQUITY	$32,264,250	$114,574,664

*	all shares and per share data have been retroactively restated to reflect reverse stock split effected on December 14, 2022.

See notes to the consolidated financial statements

BIT BROTHER LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars, except share and per share data)

	For the Years Ended June 30,
	2023	2022	2021
Revenue	$2,883,418	$765,094	$358,515
Cost of revenues	(5,621,730)	(450,310)	(180,214)
Gross (loss) profit	(2,738,312)	314,784	178,301

Operating expenses
General and administrative expenses	(39,470,964)	(10,408,530)	(8,779,594)
Total operating expenses	(39,470,964)	(10,408,530)	(8,779,594)

Other (expenses) income, net
Interest income (expenses), net	11,719	(62,715)	244,701
Change in fair value of warrants	-	65,576	275,055
Equity investment gain (loss)	9,209	(279,817)	(160,911)
Impairment of deposits for property and equipment	(54,091,570)	(2,561,110)	-
Impairment of long-term investments	-	(412,707)	-
Impairment loss of digital assets	(185,290)	-	-
Other (expenses) income	(341,947)	(2,585)	16,125
Total other (expenses) income, net	(54,597,879)	(3,253,358)	374,970

Net loss from continuing operations before income taxes	(96,807,155)	(13,347,104)	(8,226,323)

Income tax expenses	-	-	-
Net loss from continuing operations	(96,807,155)	(13,347,104)	(8,226,323)

Net loss from discontinued operations
Gain (Loss) from discontinued operations	39,889	(12,476,571)	183,210
Gain from discontinued operations	4,526,387	-	-
Net income (loss) from discontinued operations	4,566,276	(12,476,571)	183,210

Net loss	(92,240,879)	(25,823,675)	(8,043,113)

Less: Net loss (income) attributable to non-controlling interests	82,153	1,497,967	(89,773)

Net loss attributable to Bit Brother Ltd. Shareholders	(92,158,726)	(24,325,708)	(8,132,886)

Other comprehensive loss
Foreign currency translation adjustment	(565,105)	(552,315)	(2,428,836)

Comprehensive loss	(92,723,831)	(24,878,023)	(10,561,722)
Less: Total comprehensive loss (income) attributable to non-controlling interests	82,153	1,497,967	(89,773)
Comprehensive loss attributable to Bit Brother Ltd. Shareholders	$(92,641,678)	$(23,380,056)	$(10,651,495)

Loss per share- basic and diluted	$(0.65)	$(0.33)	$(0.79)
Net loss per share from continuing operations – basic and diluted	$(0.68)	$(0.17)	$(0.81)
Net (loss) income per share from discontinued operations – basic and diluted	$0.03	$(0.16)	$0.02

Weighted Average Shares Outstanding-Basic and Diluted	141,739,601	79,385,028	10,151,051

*	all shares and per share data have been retroactively restated to reflect reverse stock split effected on December 14, 2022

See notes to the consolidated financial statements

BIT BROTHER LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional		Accumulated other	Non-
	Ordinary		Ordinary		paid-in	Accumulated	comprehensive	controlling
	Share	Amount	Share	Amount	capital	deficit	loss	interests	Total
Balance as at July 1, 2020	4,518,865	$452			$25,572,545	$(10,280,741)	$(352,649)	$5,659,589	$20,599,196
Issuance of ordinary shares for professional services	863,335	86	-	-	4,632,621	-	-	-	4,632,707
Issuances of ordinary shares in connection with certain private placements	3,797,488	380	-	-	14,126,275	-	-	-	14,126,655
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	10,325,000	1,033	-	-	34,066,682	-	-	-	34,067,715
Issuance of ordinary shares in connection with exercise of warrant	179,942	18	-	-	809,768	-	-	-	809,786
Issuance of ordinary shares in connection with earn-out payment	700,000	70	-	-	1,709,930	-	-	-	1,710,000
Net loss (income) for the year	-	-	-	-	-	(8,132,886)	-	89,773	(8,043,113)
Foreign currency translation adjustment	-	-	-	-	-	-	(2,428,836)	-	(2,428,836)
Balance as at June 30, 2021	20,384,630	$2,039	-	$-	$80,917,821	$(18,413,627)	$(2,781,485)	$5,749,362	$65,474,110

Balance as at July 1, 2021	20,384,630	$2,039	-	$-	$80,917,821	$(18,413,627)	$(2,781,485)	$5,749,362	$65,474,110
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	15,000,000	1,500	-	-	20,808,500	-	-	-	20,810,000
Issuances of ordinary shares in connection with certain private placements	66,157,164	6,616	-	-	54,339,509	-	-	-	54,346,125
Repurchase of warrants	-	-	-	-	(6,439,200)	-	-	-	(6,439,200)
Share-based compensation with employees	-	-	975,000	98	653,154	-	-	-	653,252
Share-based compensation with non-employees	15,232,000	1,523	-	-	4,967,700	-	-	-	4,969,223
Net loss for the year	-	-	-	-	-	(24,325,708)	-	(1,497,967)	(25,823,675)
Foreign currency translation adjustment	-	-	-	-	-	-	(552,315)	-	(552,315)
Balance as at June 30, 2022	116,773,794	$11,678	975,000	$98	$155,247,484	$(42,739,335)	$(3,333,800)	$4,251,395	$113,437,520
Balance as at July 1, 2022	116,773,794	$11,678	975,000	$98	$155,247,484	$(42,739,335)	$(3,333,800)	$4,251,395	$113,437,520
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	23,541,660	2,354	-	-	7,060,144	-	-	-	7,062,498
Issuances of ordinary shares in connection with certain private placements	-	-	-	-	-	-	-	-	-
Repurchase of warrants	-	-	-	-	-	-	-	-	-
Share-based compensation with employees	-	-	975,015	98	124,962	-	-	-	125,060
Share-based compensation with non-employees	15,281,601	1,528	-	-	4,456,202	-	-	-	4,457,730
Investment for an affiliate	-	1,355,695	-	-	-	-	-	-	1,355,695
Net loss for the year	-	-	-	-	-	(92,158,726)	-	(82,153)	(92,240,879)
Foreign currency translation adjustment	-	-	-	-	-	-	(565,105)	-	(565,105)
Disposition of Discontinued operation	-	-	-	-	-	-	-	(4,733,530)	(4,733,530)
Balance as at June 30, 2023	155,597,055	$1,371,255	1,950,015	$196	$166,888,792	$(134,898,061)	$(3,898,905)	$(564,288)	$28,898,989

*	all shares and per share data have been retroactively restated to reflect reverse stock split effected on December 14, 2022.

See notes to the consolidated financial statements

BIT BROTHER LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2023	2022	2021
Cash Flows from Operating Activities:
Net loss	$(92,240,879)	$(25,823,675)	$(8,043,113)
Less: net income (loss)from discontinued operations	4,566,276	(12,476,571)	183,210
Net loss from continuing operations	(96,807,155)	(13,347,104)	(8,226,323)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrants	-	(65,576)	(275,055)
Share based compensation expenses	4,582,789	5,622,475	4,632,707
Depreciation of property and equipment	4,256,396	278,705	87,176
Loss from disposal of property and equipment	238,286	5,365	43,556
Impairment of property and equipment	-	69,566	-
Impairment loss of digital assets	185,290	-	-
Impairment of deposits for property and equipment	54,091,570	2,561,110	-
Amortization of intangible assets	8,191	8,352	8,423
Amortization of right of use assets	367,129	192,045	221,909
Equity investment (gain) loss	(9,209)	279,817	160,911
Impairment of long-term investments	-	412,707	-
Allowance for doubtful accounts	24,036,158	116,492	-
Provision of inventories	(324,903)	349,421	-
Digital assets mined	(1,773,684)	-	-
Changes in assets and liabilities:
Trade receivables	(10,372)	137	32,085
Inventories	302,965	(357,547)	16,155
Prepayments	(45,442)	5,610	-
Other current assets	(1,705,082)	22,087	(116,728)
Other noncurrent assets	8,002	12,235	78,892
Trade payable	(247,032)	273,895	379
Unearned income	3,785	(47,962)	(43,125)
Other current liabilities	2,059,506	(11,276)	(40,157)
Lease liabilities	(284,087)	(189,209)	(323,721)
Net cash used in operating activities – continuing	(11,066,899)	(3,808,655)	(3,742,916)
Net cash provided by (used in) operating activities – discontinued	1,109,954	(2,448,454)	336,451
Net cash used in operating activities	(9,956,945)	(6,257,109)	(3,406,465)

Cash flows from investing activities:
Purchases of property and equipment	(17,200,134)	(461,537)	(178,816)
Collection (Payment) of deposits in property and equipment	2,932,857	(47,492,778)	(8,730,822)
Purchases of intangible assets	-	(29,838)	(4,859)
Purchases of digital assets	-	(1,300,000)	-
Collection of short-term investments	-	-	1,962,916
Loans to third parties	-	(35,826,449)	(17,543,492)
Collection of loans from a third party	4,314,027	12,310,631	832,538
Collection (Lend out) of loans from related parties	655,096	(650,000)	-
Cash in connection with step acquisition of subsidiaries	-	477,246	-
Investments in equity investees	-	(1,227,070)	(1,501,798)
Net cash used in investing activities - continuing	(9,298,154)	(74,199,795)	(25,164,333)
Net cash (used in) provided by investing activities – discontinued	(1,152,495)	2,061,136	(1,697,588)
Net cash used in investing activities	(10,450,649)	(72,138,659)	(26,861,921)

Cash flows from financing activities:
Cash raised in private placement of ordinary shares	-	54,346,125	14,126,655
Cash raised in registered direct offering, net of transaction costs	7,062,498	20,810,000	34,067,715
Cash paid for repurchase of warrants	-	(6,439,200)	-
Capital injection from shareholders		-	150,994
Net cash provided by financing activities	7,062,498	68,716,925	48,345,364

Effect of exchange rate changes on cash and cash equivalents	5,678,644	1,555,211	(2,230,303)

Net decrease in cash from continuing operations	(7,622,375)	(7,734,920)	15,511,009
Net decrease in Cash from Discontinued Operations	(44,077)	(388,712)	335,666
Decrease in cash and cash equivalents	(7,666,452)	(8,123,632)	15,846,675

Cash and cash equivalents from continuing operations, beginning of year	12,990,659	20,725,579	5,214,570
Cash and cash equivalents from discontinued operations, beginning of year	44,077	432,789	97,123
Cash and cash equivalents at beginning of year	13,034,736	21,158,368	5,311,693

Cash and cash equivalents at end of year	$5,368,284	$13,034,736	$21,158,368
Less: Cash and cash equivalents from discontinued operations, end of year	-	(44,077)	(432,789)
Cash and cash equivalents form continuing operations, end of year	$5,368,284	$12,990,659	$20,725,579

Supplemental disclosures of cash flow information:
Interest paid	$-	$-	$-
Tax paid	$-	$-	$-

Major non-cash transactions:
Issuance of ordinary shares for professional services	$4,582,789	$-	$4,632,707
Issuance of ordinary shares for earn-out payment	$-	$-	$1,710,000
Lending digital assets to a related party	$-	$1,300,000	$-

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

On August 26, 2020, the Company’s board of directors approved a 1 for 10 reverse split of its ordinary shares. On December 12, 2022, the Company’s board of directors approved a 1 for 15 reverse split of its ordinary shares.

Contractual Agreements between Wholly Foreign Owned Enterprises (WFOEs) and Hunan MYT, 39Pu and Hunan BTB

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

On May 13, 2021, Qingdao Ether Continent Digital Technology Co., Ltd. (“Qingdao ECDT”), a wholly owned subsidiary of the Company incorporated in the PRC, entered into a series of variable interest entity agreements (“BTB VIE Agreements”) with Hunan Bit Brother Holding Limited (“BTB Hunan”) and Hunan Bit Brothers Digital Technology Co., Ltd (“BTB Hunan Digital”) and all of their shareholders. The BTB VIE Agreements are designed to provide BTB Qingdao with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of both BTB Hunan and BTB Hunan Digital, including absolute control rights and the rights to the management, operations, assets, property and revenue of both BTB Hunan and BTB Hunan Digital. The purpose of the both BTB Hunan and BTB Hunan Digital VIE Agreements is solely to give BTB Qingdao the exclusive control over both BTB Hunan and BTB Hunan Digital’s management and operations.

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

BTB Hunan, BTB Hunan Digital and BTB HK and its subsidiaries shall conduct the Company’s planned business including but not limited to global digital asset mine distribution, HashRate leasing, global digital asset cross-regional payment and settlement system, digital asset mining pool building and running, digital asset deposit and loan, non-homogeneous tokens, and digital asset exchange services.

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

Going forward, the Company has set business strategy to transform itself and foster a full cycle of life and business ecosystem aimed at enhancing quality of life, evolving into a platform that serves multiple functions. The Company changed its ticker from BTB to BETS on September 7, 2023; renamed Bit Brother Ltd. to Better Business Ltd starting to incubate small & median size brands, this platform will incorporate but not limited to:

-Management of beverages from various brands. Alongside MYT, we have integrated a coffee shop brands known as “One Coffee” and “拾光 ” (Hour Coffee) and a steam boat brand “牛鲜生”(Niu Sheng Xian) as of the reporting date. The Company will generate revenues by charging one-time up-front franchise fee and a certain percentage of commission revenue based on franchisee’s total revenue.

-Digital POS (Point of Sales) technology dubbed “掌控数智（Palm Control）”. The Company intends to supply POS to every shop owner within and beyond our ecosystem to facilitate payment convenience for business. The Company will generate revenues by selling hardware, software by SAAS (Software as a service) and charging service fee by customizing client’s system

-A non-surgical aesthetic medical service via a chain called “医小美 (Easy May)”. Easy May offers minimally invasive diagnostics and treatments, crucially without surgical incisions, significantly minimizing intrusion into human tissues. The Company will generate revenue by charging one-time and up-front franchise fee and a certain percentage of commission revenue based on franchisee’s total revenue.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
BTB	November 28, 2011	BVI	Parent	Investment holding
Wholly owned subsidiaries of BTB
Bit Brother New York Inc. (“BTB NY”)	May 22, 2018	USA	100% owned by BTB	Investment holding
Bitmine Inc. (“Bitmine”)	November 29, 2021	USA	100% owned by BTB	Blockchain business
NTH Holdings Limited (“MYT BVI”)	August 28, 2018	BVI	100% owned by BTB	Investment holding
BTB Limited (“BTB HK”)	July 10, 2020	Hong Kong	100% owned by BTB NY	Investment holding
Tea Language Group Limited (“MYT HK”)	September 11, 2018	Hong Kong	100% owned by MYT BVI	Investment holding
Suzhou BTBOX Technology Co., Ltd.(“BTBox”)	November 1, 2021	PRC	100% owned by BTB HK	Blockchain business
Hunan Bit Brothers Investment Co., Ltd. (“BTB Investment”)	May 25, 2021	PRC	100% owned by BTB HK	Blockchain business
Hunan Yi Tai Continental Holding Group Co. Ltd. (“Hunan Yitai”)	December 20, 2021	PRC	100% owned by BTB Investment	Blockchain business
Qinddao BitBrother International Trading Co., Ltd. (“BTB Trading”)	December 7, 2022	PRC	100% owned by BTB Investment	Trading
Hunan Yitai Continental Digital Technology Co., Ltd. (“Hunan Yi Tai Digital”)	December 30, 2021	PRC	100% owned by Hunan Yitai	Blockchain business
Mingyuntang(Shanghai) Tea Co., Ltd. (“Shanghai MYT”)	October 19, 2019	PRC	100% owned by MYT HK	Investment holding
Qingdao Ether Continent Digital Technology Co., Ltd. (“Qingdao ECDT”)	March 22, 2021	PRC	100% owned by MYT HK	Investment holding
Shenzhenshi Bit Brother Investment Co., Ltd. (SZ BTB)	17-Nov-22	PRC	100% owned by BTB HK	Investment holding
DongFangYaGuang (Shenzhen) Food & Beverage Management Co., Ltd.(DongFangYaYuan)	18-Apr-23	PRC	100% owned by SZ BTB	Food & beverage management
Damochaoka (Shenzhen) Commercial Management Co., Ltd.(Damochaoka)	24-May-23	PRC	70% owned by SZ BTB	Food & beverage management
Shenzhen Palm Control Intelligence Co., Ltd.. (SZ Palm Control)	16-Mar-23	PRC	70% owned by SZ BTB	Information technology consultancy
BiGeHaiSi (Shenzhen) Health Management Co., Ltd. (Bigehaisi)	6-Apr-23	PRC	100% owned by SZ BTB	Investment holding
Botewei (Shenzhen) Technology Co., Ltd. (Botewei)	14-Apr-23	PRC	100% owned by BiGeHaiSi	Selling of medical devices in class one and leasing of medical devices in class one.
Easy May(Shenzhen) Commercial Management Co., Ltd.(“Easy May”)	12-May-23	PRC	70% owned by 比格海思	Invasive diagnostics and treatment
VIE
Hunan bit Brothers Holdings(“BTB Hunan”)	May 13, 2021	PRC	VIE	Blockchain business
Hunan Ming Yun TangBrand Management Co., Ltd. (“Hunan MYT”)	October 17, 2018	PRC	VIE	Provision of high-quality tea beverages in its tea shop chain
39Pu*	April 14, 2011	PRC	VIE	Dark tea distribution
VIEs’ Subsidiaries
Hunan Bit Brothers Digital Technology Co., Ltd, (“BTB Hunan Digital”)	May 20, 2021	PRC	100% owned by BTB Hunan	Blockchain business
Changsha Kaidian Daren Food Trading Co., Ltd. (“Kaidiandaren”)	May 27, 2014	PRC	51% owned by Hunan MYT	Provision of high-quality tea beverages in its tea shop chain
Hunan Chuangyeying Brand Management Co., Ltd. (“Chuangyeying”)	December 13, 2013	PRC	51% owned by Hunan MYT	Provision of high-quality tea beverages in its tea shop chain

*	On August 4, 2022, the Company closed termination of VIE agreements with 51% equity owners of 39Pu. According to ASC 205-20, 39Pu was presented as a discontinued operation in the consolidated financial statements.

●	Company closed the operation of Hunan Box Technology Co., Ltd. on June 15, 2023.

●	Company closed the operation of Hunan Mobil Box Technology Co., Ltd. on May 9, 2023.

●	Company closed the operation of Qingdao BitBrother International Trading Co., Ltd. on July 25, 2023

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

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability 19to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE agreements, it may not be able to exert effective control over VIEs and its ability to conduct its business may be materially and adversely affected.

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

Since the VIE agreements with 39Pu were terminated in August 2022, and 39Pu was accounted for as discontinued operations, the following financial statement balances and amounts reflect the financial position and financial performances of Shanghai MYT and BTB Hunan and their respective subsidiaries, which were included in the consolidated financial statements as of June 30, 2022 and 2021, and for the years ended June 30, 2022, 2021 and 2020,  after elimination of intercompany transactions and balances:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Consolidation of Variable Interest Entity (continued)

	June 30, 2023	June 30, 2022
ASSETS
Cash	$1,018,692	$922,197
Inventories	52,336	121,733
Other current assets	82,751	51,004
Long-term investment	1,028,984	1,100,294
Goodwill	211,096	227,683
Property and equipment, net	1,515,249	2,278,091
Deposits for property and equipment	-	45,755,946
Other noncurrent assets	189,691	131,266
Total Assets	$4,098,799	$50,588,214

Other liabilities	412,648	666,841
Total Liabilities	$412,648	$666,841

	For the Years Ended June 30,
	2023	2022	2021
Revenue	$1,099,354	$765,094	$358,515
Net loss	(43,451,799)	(2,671,274)	(401,387)

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Digital assets

Recorded as “Digital assets” in the Consolidated Balance Sheets. Digital assets (Bitcoin) awarded to the Company through its mining activities are accounted for as intangible assets with indefinite useful lives and are recorded at cost less impairment in accordance with ASC 350 – “Intangibles-Goodwill and Other” (“ASC 350”).

An intangible asset with an indefinite useful life is not amortized, but are assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived intangible asset is impaired. Whenever the exchange-traded price (fair value) of digital assets declines below its carrying value, the Company has determined that an impairment exists and records impairment equal to the amount by which the carrying value exceeds the fair value.

In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. The Company has elected to bypass the optional qualitative impairment assessment and to track its bitcoin activity daily for impairment assessment purposes. The Company determines the fair value of its bitcoin on a nonrecurring basis in accordance with ASC 820 based on quoted prices on the active trading platform that the Company has determined is its principal market for bitcoin (Level 1 inputs). The Company performs an analysis each day to identify whether events or changes in circumstances, principally decreases in the quoted price of bitcoin on the active trading platform, indicate that it is more likely than not that its bitcoin are impaired. For impairment testing purposes, the lowest quotedprice of bitcoin during the year ended June 30, 2023 is identified at the single bitcoin level (one bitcoin). The excess, if any, of the carrying amount of bitcoin and the lowest quoted price of bitcoin bitcoin during the year ended June 30, 2023 represents a recognized impairment loss. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The Company recognized impairment charges of $185,290 on its bitcoin during the year ended June 30, 2023. The Company did not hold any bitcoin during the year ended June 30, 2022.

The following table presents information about the Company’s digital assets (bitcoin):

Balance as at 1 July 2022	-
Revenue recognized from bitcoin mined	1,773,684
Impairment of bitcoin	(185,290)
Balance as at 30 June 2023	1,588,394

The fair market value of the Company’s bitcoin as of June 30, 2023 was approximately $1.59 million and was estimated using the closing price of bitcoin, which is a Level 1 input (i.e., an observable input such as a quoted price in an active market for an identical asset). The Company had no bitcoin activity during the year ended June 30, 2022.

Bitcoin awarded to the Company through its mining activities are included as an adjustment to reconcile net loss to cash used in operating activities on the consolidated statements of cash flows.

(f) Foreign currency translation

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

(g) Fair value measurement

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Fair value measurement (continued)

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

As of June 30, 2023, the Company’s warrant liabilities were comprised of private placement warrants relating to a private placement closed on November 21, 2017, and the warrants issued to the agent for the registered direct offering on May 24, 2019 (Note 11), at the fair value of $27,339, and $38,237, respectively. As of June 30, 2023, the fair value of these warrants were $nil.

(h) Cash and cash equivalents

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

The Company considered the amounts of receivables in dispute and wrote off accounts receivables of $104,554 and $112,232 as of June 30, 2023 and 2022.

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

As of June 30, 2023, the Company had no inventory provisions. As of June 30, 2022, the Company had certain obsolescent inventories and accrued inventory provision of $336,643.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Property and equipment

Property and equipment are recorded at cost. The cost of an item of property and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating the manner intended by management. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method with residual value rate of 5% (except Mining equipment of 0% ) over   the estimated useful lives as follows: Mining equipment

Electric power facility	3 year
Mining equipment	3 year
Electronic equipment	5 years
Office equipment	5 – 10 years
Vehicles	10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

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

Long-lived assets are reviewed for recoverability at the lowest level in which there are identifiable cash flows, usually at the store level. The carrying amount of a long-lived asset is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. If the asset is determined not to be recoverable, then it is considered to be impaired and the impairment to be recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset, determined using discounted cash flow valuation techniques, as defined in ASC 360, Property and Equipment.

The Company determined the sum of the undiscounted cash flows expected to result from the use of the asset by projecting future revenue and operating expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions. The Company’s evaluation resulted in impairment charges of $nil, $69,566 and $nil on property and equipment during the years ended June 30, 2023, 2022, and 2021, respectively.

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

The Company continually reviews its investment in the equity investee to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. For the years ended June 30, 2023, 2022 and 2021, the Company recognized impairment of nil, $ 412,707 and $nil against investments in equity method investees.

(o) Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1 : Identify the contact with the customer

Step 2 : Identify the performance obligations in the contract

Step 3 : Determine the transaction price

Step 4 : Allocating the transaction price to the performance obligations in the contract

Step 5 : Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised good or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable form other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue recognition (continued)

The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The standalone selling price is the price at which the Company would sell a promised service separately to a customer. The relative selling price for each performance obligation is estimated using observable objective evidence if it is available. If observable objective evidence is not available, the Company uses its best estimate of the selling price for the promised service. In instances where the Company does not sell a service separately, establishing standalone selling price requires significant judgment. The Company estimates the standalone selling price by considering available information, prioritizing observable inputs such as historical sales, internally approved pricing guidelines and objectives, and the underlying cost of delivering the performance obligation. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time appropriate.

Management judgment is required when determining the following: when variable consideration is no longer probable of significant reversal (and hence can be included in revenue); whether certain revenue should be presented gross or net of certain related costs; when a promised service transfers to the customer; and the applicable method of measuring progress for services transferred to the customer over time.

Sales of tea products, beverages and light meals in retail shop chains by Hunan MYT

The Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT which commenced in November 2018.

Customers place order and pay for tea products, beverage drinks and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase. Cash received from the sales of prepaid vouchers are recognized as unearned income. Consideration collected for prepaid cards is equally allocated to each point as an element, including the points issued for free, to determine the transaction price for each point. The allocated transaction price is recognized as revenues upon the redemption of the points for purchases.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Revenue recognition (continued)

Block Chain  and Digital asset Mining

The Company started blockchain and digital asset mining business from the second half of fiscal year 2023.

The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form of digital asset. Revenue is recognized upon receipt of Bitcoin in exchange for its mining activities at the fair market value of the Bitcoin received.

For reasons of operational practicality, the Company applies an accounting convention to use the daily quoted closing U.S. dollar spot rate of bitcoin each day to determine the fair value of bitcoin earned as transaction fees and block rewards in the Company’s wallet during that day. This accounting convention does not result in materially different revenue recognition from using the fair value of the bitcoin earned (i.e., the moment a block is earned) and has been consistently applied in all periods presented.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by segments, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended June 30, 2023, 2022 and 2021 is as follows:

	For the Years Ended June 30,
	2023	2022	2021
Blockchain and Digital asset Mining	$1,773,684	$-	$-
Sales of tea products, beverages and light meals in retail shop chains from continuing operations	1,091,752	765,094	358,515
Sales of dark tea products from discontinued operations	102,580	1,670,659	5,353,166
	$2,968,016	$2,435,753	$5,711,681

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of June 30, 2023. As of June 30, 2023, income tax returns for the tax years ended December 31, 2016 through December 31, 2021 remain open for statutory examination by PRC tax authorities.

(q) Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended June 30, 2023, 2022 and 2021, respectively. The number of warrants is omitted excluded from the computation as the anti-dilutive effect.

(r) Comprehensive loss

Comprehensive loss includes net loss and other comprehensive foreign currency adjustments loss. Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss.

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

(t) Leases

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of June 30, 2023 and 2022.

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

(v) Business combination

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

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquire immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

(w) Non-controlling interest

Non-controlling interests represent the equity interests in the subsidiaries that are not attributable, either directly or indirectly, to the Company.

(x) Goodwill

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

For the years ended June 30, 2023, the Company did not provide impairment charge against goodwill.

For the years ended June 30, 2022, the Company provided full impairment charge against goodwill arising from acquisition of 39Pu due to termination of VIE agreements with 39Pu shareholders in August 2022. The impairment was charged as a component of “(loss) income from discontinued operations” in the consolidated statements of operations and comprehensive loss.

For the years ended June 30, 2021, the Company did not provide impairment charge against goodwill.

(aa) Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period, primarily for the effects of discontinued operations of 39Pu (see Note 4 for detail) and reverse split of the Company’s ordinary shares (see Note 11 for detail).

(bb) Recently announced accounting standards

None of new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements but are not effective and have not yet been adopted by the Company as of June 30, 2023 have a significant effect on the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses standard. The new effective date for these preparers is for fiscal years beginning after July 1, 2023, including interim periods within those fiscal years. The Company has not early adopted this update and it will become effective on July 1, 2023 assuming the Company will remain eligible to be smaller reporting company. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”. The amendments in this Update to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06 is effective for the Company for annual and interim reporting periods beginning July 1, 2022. The Company adopted this new standard on July 1, 2021 on its accounting for the convertible notes issued in December 2021.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Non-refundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after July 1, 2021 for public business entities. The amendments in this Update should be applied retrospectively. The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

On March 28, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-01, Leases (Topic 842): Common Control Arrangements. The amendments in ASU 2023-01 improve current GAAP by clarifying the accounting for leasehold improvements associated with common control leases, thereby reducing diversity in practice. Additionally, the amendments provide investors and other allocators of capital with financial information that better reflects the economics of those transactions. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with early adoption permitted.

On June 30, 2022, FASB issued ASU No. 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 clarifies that a contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security and is not included in the equity security’s unit of account. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with early adoption permitted.

The Company believes that other recent accounting pronouncement updates will not have a material effect on the Company’s financial statements.

3. RISKS

(a) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2023, approximately $2.8 million was deposited with a bank in the United States which was insured by the government up to $250,000, and approximately $2.0 million was primarily deposited in financial institutions located in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $75,000), and approximately $0.6 million was deposited with a bank in Hong Kong. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately $64,000) if the bank with which an individual/a company holds its eligible deposit fails. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

3. RISKS (CONTINUED)

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

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale in the consolidated balance sheet as of June 30, 2023 and 2022:

	June 30, 2023	June 30, 2022
ASSETS
Cash	$-	$44,078
Short-term investments	-	647,819
Trade receivables	-	374,697
Inventories	-	723,199
Other current assets	-	108,301
Goodwill	-	-
Property and equipment, net	-	938,408
Intangible assets	-	1,672
Right of use assets	-	234,047
Total Assets	$-	$3,072,221

LIABILITIES
Other current liabilities	$-	$51,818
Income tax payable	-	142,447
Lease liabilities	-	124,263
Total Liabilities	$-	$318,528

4. TERMINATION OF VIE AGREEMENTS WITH SHAREHOLDERS OF 39PU (CONTINUED)

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended June 30, 2023, 2022 and 2021:

	For the Years Ended June 30,
	2023	2022	2021
Revenue	$102,580	$1,672,504	$5,353,166
Cost of revenues	(12,510)	(1,326,413)	(3,571,175)
General and administrative expenses	(50,810)	(2,790,108)	(1,619,508)
Impairment of goodwill	-	(9,573,081)	-
Other income (expenses)	629	(459,473)	166,269
Income tax expenses	-	-	(145,542)
Net (loss) income from discontinued operations	$39,889	$(12,476,571)	$183,210

5. DIGITAL ASSETS

The following table presents additional information about digital assets:

	June 30, 2023	June 30, 2022
Beginning balance	-	-
Receipt of digital assets from mining business	1,773,684	-
Other receipt		1,300,000
Lend out		(1,300,000)
Impairment loss	(185,290)	-
Ending balance	1,588,394	-

Impairment loss amounted to $185,290 for the year ended June 30, 2023.

6. LOANS DUE FROM THIRD PARTIES

As of June 30, 2023 and 2022, the Company’s loans due from third parties was as following:

	June 30, 2023	June 30, 2022
Golden Mountain Solution Inc.	21,100,000	18,600,000
Golden Bridge Solution Inc.	2,822,785	3,822,785
Xie Juan	-	500,000
Wei Yuzhog	-	500,000
Golden Tree Inc.	-	100,000
Hunan Peiyuan Media Co., Ltd.	-	3,000,000
Li Xian	-	1,000,000
Lu Hongwen	-	714,027
	23,922,785	28,236,812
Write off	(23,922,785)	-
	$-	$28,236,812

During the year ended June 30, 2022, the Company entered into certain loan agreements of approximately $28.2 million with six individuals & two off-shore legal entities to purchase miners on behalf of the Company. As the Company planned to enage and provide blockchain business. The loans bear fixed interest rates ranging between 1% and 2.64% per annum, and matured through November 2022. The Company did not recognize interest income on loans until interest were received.

As of June 30, 2023, the customers returned all the borrowings except borrowings to Golden Mountain Solution Inc. and Golden Bridge Solution Inc. Considering that the borrowing contracts ended on October 12, 2022 and November 25, 2022, the customers did not returned the borrowings, the possibility of collecting was expected to be low, those overdue borrowings was written-off in 100% and was recorded in General and administrative expenses –Bad debts ledger accounts.

7. BUSINESS COMBINATION

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

The allocation of the purchase price as of the date of acquisition is summarized as follows:

January 1, 2022
Net assets acquired	963,052
Goodwill	227,683
Foreign exchange adjustment	196,690
$1,387,425

Fair value of noncontrolling interest on acquisition date	$329,711
Total purchase price in cash	1,057,714
$1,387,425

Net assets acquired primarily consisted of the following:

January 1, 2022
Cash	459,792
Inventories	105,638
Other current assets	50,158
Property and equipment, net	802,137
$1,417,725
Less: other current liabilities	(454,673)
$963,052

8. LONG-TERM INVESTMENTS

As of June 30, 2023 and 2022, the Company’s long-term investment was as following:

	June 30, 2023	June 30, 2022
Hunan Liangxi Cultural Media Co., Ltd. (“Liangxi”)	$1,096,072	$1,182,195
Urban Tea Management Inc. (“Meno”)	310,000	310,000
Guokui Management Inc. (“Guokui”)	320,000	320,000
Less: Share of results of equity investees	(284,381)	(299,194)
Impairment of investment in equity investees	(412,707)	(412,707)
	$1,028,984	$1,100,294

Investment in other equity investee

During the year ended June 30, 2023, the Company made investment of $1,096,072 in Liangxi, over which the Company owned 49% equity interest. The Company does not control the equity investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures”, the Company accounted for the investments using equity method.

For the period from acquisition through June 30, 2023, Liangxi incurred net loss of $136,915 and the Company recorded share of equity loss of $67,088 in Liangxi.

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

For the year ended June 30, 2023, the Company accrued full impairment of $412,707 against the investments in Meno and Guokui, as the operation performance was far from satisfactory, and Company assessed a decline in fair value below the carrying value is other-than-temporary.

For the years ended June 30, 2023, 2022, and 2021, the equity investees incurred net loss aggregating $nil and $ nil, and $195,048, respectively.

Investments in CYY and Store Master

As mentioned in Note 6, the Company accounted for investments in CYY and Store Master using equity method before January 1, 2022, and consolidated CYY and CYY since January 1, 2022 as the Company obtained control over these two investees.

9. PROPERTY AND EQUIPMENT, NET

The property and equipment consisted of the following:

	June 30, 2023	June 30, 2022
Building and Land	$1,462,325	$930,695
Electric power facility	1,770,208	-
Mining equipment	10,557,529	-
Office equipment	420,289	687,040
Vehicles	356,663	561,918
Leasehold improvements	1,604,953	1,056,670
Less: accumulated depreciation	(1,109,237)	(616,627)
	$15,062,730	$2,619,696

The Company depreciated property and equipment from the next month to when the assets was available for use. For the years ended June 30, 2023, 2022, and 2021, the depreciation expenses were $4,256,396, $278,705, and $87,176, respectively.

The newly added fixed asset was mainly land purchased at $0.6 million on Mar 24, 2023, which located at 5418 Lockheed Way, Abilene, County of Taylor and State of Texas. As the land has no expiration date, no depreciation was recorded.

The newly added electric power facility and Mining equipment, with original value of $2.1 million and $13.8 million respectively, was procured for conducting blockchain business. Their useful lives were 36 months. The residual value rate for electric power facility was 5%. As the mining equipment was expected to be directly scraped on expiration of useful life, its residual value rate was 0%.

10. DEPOSITS FOR PROPERTY AND EQUIPMENT

Deposits for property and equipment consisted of the following:

	June 30, 2023	June 30, 2022
Deposits for mining equipment	$59,073,377	$66,244,707
Less: impairment of deposits for mining equipment	(54,423,377)	(2,561,110)
	$4,650,000	$63,683,597

The deposits for mining equipment was mainly for the deposits for digital asset miners as the Company planned to launch its blockchain business. As of June 30, 2023, 2022, and 2021, certain vendors from suffered adverse impact from COVID-19 pandemic and worldwide economic recession and could not deliver miners on time, accordingly the Company accrued impairment of  $54,423,377, $2,561,110 and $ nill.

11. OPERATING LEASE

As of June 30, 2023, the Company leases offices space and tea shop stores under certain non-cancelable operating leases.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2023	June 30, 2022
Rights of use lease assets	$933,339	$120,043

Operating lease liabilities, current	432,890	86,547
Operating lease liabilities, noncurrent	565,865	17,820
Total operating lease liabilities	$998,755	$104,367

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2023 and 2022:

	June 30, 2023	June 30, 2022
Remaining lease term and discount rate
Weighted average remaining lease term (years)	2.34	1.13
Weighted average discount rate	4.75%	4.75%

Rent expense for the years ended June 30, 2023, 2022, and 2021 was $396,444, $164,454, and $226,055, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2023:

Twelve months ended June 30,	Lease payment
2024	$471,417
2025	472,145
2026 and thereafter	113,125
Total lease payments	1,056,687
Less: imputed interest	(57,932)
Present value of lease liabilities	$998,755

12. EQUITY

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

On December 12, 2022, the Company’s board approved a 1 for 15 reverse split of its ordinary shares (the “Reverse Split”), which became effective on December 15, 2022 and was retroactively applied as if the transaction occurred at the beginning of the period presented

-	Class A ordinary shares

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

12. EQUITY (CONTINUED)

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

For the year ended June 30, 2023, the Company issued 15,281,601 ordinary shares to twelve employees during the year. The fair value of the ordinary shares were referred to market price on issuance date, ranging between $0.29 and $0.42, and the Company recorded expenses of approximately $4.46 million.

On January 18, 2023, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company agreed to sell 1,569,444 of its Class A ordinary shares and warrants to purchase 2,354,166 ordinary Shares in a registered direct offering for gross proceeds of approximately $7.1 million. The Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $4.50. The purchase price for each Ordinary Share and the corresponding Warrant is $4.50. The Company intends to use the net proceeds from the Offering for research and development & commercialization of blockchain software, acquiring crypto-currency mining and for working capital and general corporate purposes. The Offering closed on January 20, 2023.

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

On March 31, 2023, the Company entered into an amendment employee agreement with Mr. Xianlong Wu, the Chief Executive Officer of the Company, to modify the annual salary to $500,000 in cash and a share compensation equal to either (i) $1,500,000, payable in Class B Ordinary Shares, no par value, of the Company at market value when the price of the Company’s Class A Ordinary Shares, no par value, is trading below $1.00 per share; or (ii) 1,500,000 Class B Ordinary Shares of the Company when the price per share of the Company’s Class A Ordinary Shares is trading at or above $1.00 per share.

As of June 30, 2023 and 2022, the Company had 155,597,055 and 116,773,794 shares of Class A ordinary shares issued and outstanding, respectively. As of June 30, 2023 and 2022, the Company had 1,950,015 and 975,000 shares of Class B ordinary shares issued and outstanding, respectively.

12. EQUITY (CONTINUED)

Warrants

A summary of warrants activity for the years ended June 30, 2023, 2022 and 2021 was as follows:

	Number of shares	Weighted average life	Expiration dates
Balance of warrants outstanding as of June 30, 2020	239,675	3.67 years
Exercise of direct offering warrants	(179,942)		May 23, 2024
Granted in April Registered Direct Offering	6,950,000	5.5 years	October 29, 2025
Granted in April Private Placement	11,392,464	5.5 years	October 19, 2025
Balance of warrants outstanding as of June 30, 2021	18,402,197	5.31 years
Granted in July Registered Direct Offering	15,000,000	5 years	July 15, 2026
Granted in September Private Placement	4,717,333	5.5 years	March 15, 2027
Granted in October Private Placement	5,271,551	5.5 years	April 13, 2027
Granted in November Private Placement	9,246,837	5.5 years	May 4, 2028
Exercise of warrants issued in July Registration Direct Offering	(4,450,000)		July 15, 2026
Repurchase of warrants issued in April Registered Direct Offering	(5,549,000)		October 29, 2026
Repurchase of warrants issued in July Registered Direct Offering	(10,549,000)		July 15, 2026
	32,089,918	4.88 years

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

As at June 30, 2023 and 2022, the fair value of the warrants were $nil , using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. The valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

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

12. EQUITY (CONTINUED)

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

12. EQUITY (CONTINUED)

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

On January 25, 2023, the Company entered into certain Warrant Purchase Agreement with certain accredited investors pursuant to which the Company agreed to buy back warrants held by the Sellers with the right to purchase an aggregate of 10,549,000 ordinary shares, no par value, of the Company, with an exercise price of $1.50 per Ordinary Share and an expiration date of July 20, 2026, and warrants with the right to purchase an aggregate of 5,549,000 Ordinary Shares, with an exercise price of $3.60 per Ordinary Share and an expiration date of October 30, 2026. The Warrants were sold to these Sellers in previous transactions that closed on July 20, 2021 and April 30, 2021. The purchase price for each Warrant is $0.40.

13. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per common share for the years ended June 30, 2023, 2022 and 2021, respectively:

	For the Years Ended June 30,
	2023	2022	2021
Net loss	$(92,240,879)	$(25,823,675)	$(8,043,113)
Net loss from continuing operations	$(96,807,155)	$(13,347,104)	$(8,226,323)
Net income (loss) income from discontinued operations	$4,566,276	$(12,476,571)	$183,210

Weighted Average Shares Outstanding-Basic and Diluted	141,739,601	79,385,028	10,151,051

Loss per share- basic and diluted	$(0.65)	$(0.33)	$(0.79)
Net loss per share from continuing operations – basic and diluted	$(0.68)	$(0.17)	$(0.81)
Net income (loss) per share from discontinued operations – basic and diluted	$0.03	$(0.16)	$0.02

Basic income (loss) per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted (loss) per income share is the same as basic loss per share due to the lack of dilutive items in the Company for the years ended June 30, 2023, 2022, and 2021. The number of warrants is excluded from the computation as the anti-dilutive effect.

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

As of June 30, 2023 and 2022, the Company’s federal net operating loss carryforward for U.S. income taxes was $48,449,801 and $13,446,058, respectively. The federal net operating loss carryforward is available to reduce future years’ taxable income through year 2037 and net operating losses generated before 2018 will not expire. Management believes that the realization of the benefit from this loss appears uncertain due to the Company’s operating history.

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

For the years ended June 30, 2023 and 2022, the Company’s continuing operations are not subject to current income tax expenses or deferred income tax expenses.

14. INCOME TAXES (CONTINUED)

Below is a reconciliation of the statutory tax rate to the effective tax rate of continuing operations:

	For the Years Ended June 30,
	2023	2022	2021
PRC statutory income tax rate	25%	25%	25%
Effect of different tax rates available to different jurisdictions	(5.7)%	(12.5)%	(14.8)%
Effect of non-deductible expenses	(28.2)%	(0.0)%	(0.0)%
Effect of change in valuation allowance and others	8.9%	(12.5)%	(10.2)%
	0%	$0%	$0%

Deferred tax assets as of June 30, 2023 and 2022 consist of the following:

	June 30, 2023	June 30, 2022
Net operating loss carrying forward	$14,753,671	$6,123,858
Less: valuation allowance	(14,753,671)	(6,123,858)
Total Assets	$-	$-

As of June 30, 2023 and 2022, the Company had net operating loss carryforwards of $83,881,527 and $26,650,620, respectively. The net operating loss carryforwards begin to expire in the tax year ending December 31, 2024. The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in net loss. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of June 30, 2023 and 2022, full valuation allowance is provided against the deferred tax assets based upon management’s assessment as to their realization.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

15. RELATED PARTY TRANSACTIONS AND BALANCES

In August 2021, the Company lent USDT of $1.3 million to Mr. Zhu Yi, who is legal representative of Hunan Yitai. The loan bore an interest rate of 1% with maturity date on May 29, 2023. As of June 30, 2023, the Company had a balance due from related party of $1,300,000.

During the year ended June 30, 2022, the Company made loans of $650,000 to Ms. Congying Liao, who is the legal representative of BTB Investment. The loan bore an interest rate of 2.64% with maturity date on November 18, 2022. As of June 30, 2022, the Company had a balance due from the related party of $650,000.

For the years ended June 30, 2023 and 2022, the Company did not incur significant related party transactions.

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

17. SEGMENT REPORTING

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

Because distribution of dark tea products conducted by 39Pu was classified as discontinued operations (Note 4) for the years ended June 30, 2023, 2022 and 2021, the Company does not take into distribution of dark tea products as a segment.

As of June 30, 2023 and 2022, the Company had two segments, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT, and blockchain and digital assets business conducted by BTB NY.

The following tables present the summary of each segment’s financial performance which is considered as a segment operating performance measure, for the years ended June 30, 2023 and 2022:

	For the Years Ended June 30, 2023
	Tea shop chains	Block Chain and Digital asset Mining	Unallocated	Total
Revenues	$1,091,752	$1,773,684	$17,982	$2,883,418
Cost of revenues	$(627,170)	$(4,994,560)	$-	$(5,621,730)
General and administrative expenses	$(1,066,234)	$(33,821,941)	$(4,582,789)	$(39,470,964)
Other (expenses) income	$(308,854)	$(56,886,565)	$2,597,540	$(54,597,879)
Net income (loss) from continuing operations before income taxes	$(910,506)	$(93,929,382)	$(1,967,267)	$(96,807,155)

	For the Years Ended June 30, 2022
	Tea shop chains	Block Chain and Digital asset Mining	Unallocated	Total
Revenues	$765,094	$-	$-	$765,094
Cost of revenues	$(450,310)	$-	$-	$(450,310)
General and administrative expenses	$(1,809,435)	$(2,976,619)	$(5,622,476)	$(10,408,530)
Other (expenses) income	$(283,111)	$(2,560,131)	$(410,116)	$(3,253,358)
Net income (loss) from continuing operations before income taxes	$(1,761,389)	$(5,536,750)	$(6,032,592)	$(13,347,104)

18. SUBSEQUENT EVENT

Registered Direct Offering

On July 14, 2023, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company agreed to sell 200,000,000 of its Class A ordinary shares in a registered direct offering for gross proceeds of approximately $50 million. The purchase price for each Ordinary Share is $0.25. The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on July 21, 2023.

Change of Executives

On August 1, 2023, Ms. Diyu Jiang notified the Company of her resignation as the chief financial officer of the Company and as the chairwoman of the Nominating and Corporate Governance Committee of the Board, effective August 1, 2023. Ms. Jiang has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Ms. Jiang will remain as an independent director of the board of directors of the Company.

To fill in the vacancy created by the resignation of Ms. Jiang as the CFO of the Company, on August 1, 2023, the Nominating Committee of the Board recommended, and the Board appointed, Ms. Lingyun Li to serve as the new CFO of the Company, effective August 1, 2023.

Change of Directors

Resignation of Ms. Yi and Appointment of Ms. Jiang

On August 1, 2023, Ms. Jing Yi (“Ms. Yi”) notified the Company of her resignation as an independent director, the chairwoman of the audit committee (the “Audit Committee”), and a member of the Nominating Committee and the compensation committee (the “Compensation Committee”), effective August 1, 2023. Ms. Yi has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Ms. Yi, on August 1, 2023, the Nominating Committee recommended, and the Board appointed, Ms. Jiang to serve as an independent director of the Company, effective August 1, 2023. Ms. Jiang will also serve as the chairwoman of the Audit Committee, and the member of the Nominating Committee and the Compensation Committee.

Resignation of Mr. Song and Appointment of Mr. Liao

On August 1, 2023, Mr. Yunfei Song notified the Company of his resignation as a director of the Company, effective August 1, 2023. Mr. Song has also advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Mr. Song as an independent director of the Company, on August 1, 2023, the Nominating Committee of the Board of the Company recommended, and the Board appointed, Mr. Zhihua Liao to serve as an independent director of the Company, effective August 1, 2023. Mr. Liao will also serve as the chairman of the Nominating Committee, and a member of the Audit Committee and Compensation Committee

Appointment of Bit Brother NY’s CEO

To fill in the vacancy created by the resignation of Mr. Ralph Leslie Jones as the chief executive officer of Bit Brother New York Inc., a wholly owned subsidiary of the Company on May 26, 2023, the Nominating Committee of the Board of the Company recommended, and the Board appointed, Ms. Li to serve as the chief executive officer of Bit Brother NY, effective August 1, 2023.

Company Dissolved

Qinddao BitBrother International Trading Co., Ltd. was established on December 7, 2022. Its main business is general trading. It dissolved in July 2023 and canceled its registration with the SAMR on July 25, 2023.

ITEM 19. EXHIBITS

The list of exhibits in the Exhibit Index to this report is incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 12, 2023	BIT BROTHER LIMITED

/s/ Xianlong Wu
Xianlong Wu
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association, incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015
1.2	Amended and Restated Articles of Association, incorporated herein by reference to the exhibits to the Company’s Form 20-F filed on November 17, 2015
1.3	Amended and Restated Memorandum and Articles of Association, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on November 4, 2019
1.4	Amended and Restated Memorandum and Articles of Association, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on June 15, 2021.
1.5	Amended and Restated Memorandum and Articles of Association, effective on February 16, 2022, incorporated by reference to the Company’s Form 20-F filed on October 31, 2022.
2.1	Specimen Unit Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.2	Specimen Public Warrant Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.3	Specimen Placement Warrant Certificate, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.4	Form of Warrant Agreement, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.5	Form of Unit Purchase Option, incorporated herein by reference to the Company’s Registration Statement on Form F-1 (File No. 333-180224)
2.6	Description of Registered Securities*
4.1	Energy Service Agreement, dated December 13, 2022, by and between Bit Brother New York Inc. and Pumpjack Power, LLC, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on December 19, 2022
4.2	Asset Purchase Agreement, dated December 13, 2022, by and between Bit Brother New York Inc. and Bolt Mining, LLC, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on December 19,2022
4.3	Texas Sublease Agreement, dated 13, 2022, by and among Bit Brother New York Inc., Bolt Mining, LLC, and Acme Commercial Properties LLC, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on December 19, 2022
4.4	Purchase and Sale Agreement, dated December 22, 2022, by and between Bit Brother New York Inc. and Grand Flourish Inc., incorporated herein by reference to the Company’s Current Report on Form 6-K filed on December 28, 2022

4.5	Form of the Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on January 20, 2023
4.6	Form of Lock-Up Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on January 20, 2023
4.7	Letter Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on January 20, 2023
4.8	Form of Warrant, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on January 20, 2023
4.9	Amendment No. 2 to the Employment Agreement by and between the Company and Xianlong Wu, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on April 4, 2023
4.10	Form of the Purchase Agreement, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on July 21, 2023
4.11	Employment Agreement by and between Lingyun Li and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 2, 2023
Employment Agreement by and between Lingyun Li and Bit Brother NY, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 2, 2023
Director Offer Letter, dated August 1, 2023, by and between Diyu Jiang and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 2, 2023
Director Offer Letter, dated August 1, 2023, by and between Zhihua Liao and the Company, incorporated herein by reference to the Company’s Current Report on Form 6-K filed on August 2, 2023
8.1	List of Subsidiaries of the Company*
11.1	Code of Ethics, incorporated herein by reference to the Company’s Form 20-F filed on October 25, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended. *
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Audit Alliance LLP.*
15.2	Consent of Centurion ZD CPA & Co.**
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.